As filed with the Securities and Exchange Commission on June 20, 2005

Registration No. 333-124527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under The Securities Act of 1933

TRANSPRO, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	34-1807383
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Gando Drive
New Haven, Connecticut 06513
(203) 562-5121

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
Richard A. Wisot, Secretary
(203) 562-5121

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Robert A. Profusek, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	Kathryn M. Buono, Esq. Bruce C. Davidson, Esq. Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

Approximate date of commencement of the proposed sale of the securities to the public:    As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus-information statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary document is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 20, 2005

Transpro Shareholders:

We have agreed, subject to shareholder approval and satisfaction of other customary conditions, to combine Modine Manufacturing Company's aftermarket business with Transpro through two principal steps:

•	Modine will spin off its aftermarket business to its shareholders; and

•	Immediately after the spin off, Modine's aftermarket business will be merged into Transpro to form "Proliance International, Inc.," which is referred to in the enclosed document as "the combined company."

In the combination, Transpro shareholders will own 48% of the combined company on a fully diluted basis, while Modine shareholders will receive the other 52%. Based on share and other information available to us at the date of the enclosed document, Modine shareholders will receive a total of                             shares of the combined company, or          shares for each outstanding Modine common share. The combination has been structured to be generally tax free under the U.S. federal income tax laws to Modine's and Transpro's shareholders, as well as the companies themselves. The majority ownership by Modine shareholders results primarily from Modine contributing its aftermarket business to the combined company on a debt free basis along with $6.3 million in cash. Transpro's common stock is traded on the American Stock Exchange under the symbol "TPR." On June     , 2005, the last sale price of Transpro's common stock was $                   per share.

Transpro and Modine shareholders are encouraged to carefully review this document, including the "Risk Factors" section beginning on page 18.

The combined company's board of directors will be comprised of five of Transpro's independent directors as well as two outside directors and two senior executives from Modine. I will also remain on the board of the combined company and continue as its chief executive officer.

The proposed combination is the result of intensive efforts over many months to create an efficient, market-driven "aftermarket" company out of the separate aftermarket businesses Transpro and Modine now operate. As those of you who have followed our progress carefully over the last few years know, we operate in a highly competitive and fast changing global automotive aftermarket. In recent years, while we have retained and grown our market position, our margins have been challenged by commodity price increases which have added over $12 million to costs over the last three years and downward competitive price pressures substantially in excess of that amount. We do not expect this trend to stop as a result of the combination, but do anticipate that the transaction will afford the combined company a number of opportunities that we believe are most compelling:

•	Stronger Balance Sheet and Financial Flexibility: In connection with the combination, Transpro sold its heavy duty original equipment manufacturing, or OEM, business to Modine earlier this year for $17 million in cash. Modine's aftermarket business will contain $6.3 million in cash and be debt free when it is merged with Transpro. Therefore, the combined company will be substantially de-leveraged when compared to Transpro's balance sheet on a stand-alone basis prior to the transactions, with its debt-to-capital ratio reduced from roughly 50% to 30%, subject to seasonal fluctuations of debt levels.

(continued on following page)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES
TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT OR DETERMINED IF IT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus-information statement is dated June     , 2005 and is first being mailed to the shareholders of Transpro and Modine on or about that date.

As a result, the combined company will be positioned to more effectively respond to changes in the marketplace, deal with the competitive environment, support product development and address a broader range of growth alternatives, including through potential acquisitions.

•	Better Financial Prospects: The merger will enable the combined company to operate more effectively than either business could on a stand-alone basis, even after the sale of the OEM business. Following one-time charges of $10 million to $14 million over a 12- to 18-month integration period, we expect recurring full-year cost savings of at least $20 million annually, with additional upside possible, which could not be achieved by either Transpro or Modine's aftermarket business on a stand-alone basis. The synergy benefits are expected to result primarily from facility rationalization, manufacturing efficiencies and improved material sourcing. In addition, we expect that the combined company will realize "negative goodwill" in the merger. This results from the fact that the "current fair value" of the net assets being acquired, as calculated under generally accepted accounting principles, exceeds the consideration that we will pay in the merger. We presently estimate that the negative goodwill, which will be recalculated at the time of the merger, will be $21 million in 2005. We presently expect to report an operating loss for 2005 given the factors outlined in our earlier communications, including increasing competitive pricing pressures in our business, lower demand for products due to early season mild weather patterns throughout the United States, the reduction of earnings due to the sale of our OEM business, the performance of the Modine aftermarket business in 2004, the expected timing of the merger and integration and restructuring expenses related to the merger. Although we presently expect the one-time benefits of the gain on the OEM sale and negative goodwill to offset the operating loss in the current year, there can be no assurance of this in light of the challenging market conditions that presently exist. With merger synergies and the expected annual cost savings, beginning in 2006, we expect positive operating results even after remaining merger-related integration charges, absent unexpected declines in our markets and possible continuing increases in competitive pricing pressure. We also expect to have enhanced credit quality, stock market liquidity and public company profile after the merger.

•	Increased Scale: The combined company is expected to have annual revenues in excess of $400 million, with an expanded product and brand presence. The combined company's comprehensive product offering will initially focus on aftermarket heat transfer and air conditioning products for the automotive, truck and industrial markets, marketed under recognized brands such as Ready-Rad®, Ready-Aire®, Modine®, NRF™, MexPar™ and AirPro Quality Parts®. As a result of its increased size, the combined company will have increased distribution and customer reach, increased brand and product breadth and increased manufacturing and sourcing efficiencies. A strengthened balance sheet will also allow the combined company to provide the innovative products our customers expect, to further enhance our reputation for outstanding customer service, and to allow us to move into new product categories.

•	Broader Geographic Scope: The combined company will be positioned to compete internationally in the heat transfer and temperature control aftermarkets for automobiles, heavy duty applications and industrial equipment with enhanced capacity utilization at manufacturing and distribution facilities across North and Central America and in Europe. Our offshore sourcing strengths will also be enhanced by the combined company's increased size and scope.

•	Focus: As a result of the sale of the OEM business, the combined company will be focused exclusively on the aftermarket segment of the vehicle components industry. The OEM business currently benefits from and depends on strong sales under a major heavy duty truck customer contract, which is due to expire in June 2006. While the near term profits of the OEM business will be missed, we expect that our increased attention to the aftermarket as a result of the merger will more than offset the loss in the longer term.

•	Experienced Management Team: The combined company will have an experienced and talented management team representing the extensive experiences of two companies in the aftermarket business. Transpro's senior executives and operating managers have accomplished significant improvements in operating results over the last four years in the base business, and these experiences will help the combined company unlock the synergies we expect from this combination. When combined with the experienced team from Modine's aftermarket business, we believe that we will have a highly talented team serving the heat transfer aftermarket in North America, Central America and Europe.

We are excited by the combined company's prospects, and our board unanimously recommends that our shareholders vote in favor of the merger proposal. The enclosed document contains important information about the proposed combination, including its detailed terms and background, as well as pro forma historical financial information. We encourage you to read it carefully.

We hope you are able to attend our annual shareholders meeting on July 22, 2005. However, whether you can attend or not, we ask that you submit your votes by one of the means outlined in the accompanying proxy materials.

/s/ Charles E. Johnson Charles E. Johnson President and Chief Executive Officer

The enclosed document constitutes Transpro's proxy statement for its annual shareholder meeting at which Transpro's shareholders will vote on, among other things, the combination. It also constitutes a prospectus for the issuance of shares in the transaction, as well as Modine's information statement for the spin off. Information relating to Transpro, including its historical and pro forma financial statements included or incorporated into the enclosed document, has been furnished by Transpro; information relating to Modine and its aftermarket business, including the historical financial statements of the aftermarket business, has been furnished by Modine.

TRANSPRO, INC.
100 GANDO DRIVE
NEW HAVEN, CONNECTICUT 06513

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 22, 2005

To the Shareholders of Transpro, Inc.:

Transpro's annual meeting of shareholders will be held at 11:00 a.m., Eastern Time, on July 22, 2005, at                                  , New York, New York. At the annual meeting you will be asked to vote on the following matters:

1.    Election of seven directors.

2.    Ratification of the appointment of BDO Seidman, LLP as Transpro's independent registered public accounting firm for the year ending December 31, 2005.

3.    Approval of the Transpro, Inc. Equity Incentive Plan, a copy of which is attached as Annex J.

4.    Approval of the merger of Modine Aftermarket Holdings, Inc. into Transpro by adopting the merger agreement among Transpro, Modine Manufacturing Company and Modine Aftermarket Holdings, as amended, a composite copy of which is attached as Annex A.

5.    Approval of an adjournment of the annual meeting to another time or place to permit further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

6.    Approval of the increase in the number of authorized shares of the combined company's common stock from 17.5 million to 47.5 million.

7.    Any other matter that may properly be brought before the annual meeting.

If the merger agreement is adopted, pursuant to the merger agreement two Modine Manufacturing Company outside directors and two Modine Manufacturing Company executives will be added to the combined company's board of directors and one current Transpro director will resign, and the combined company's board of directors will be divided into three classes, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008. All of the combined company's directors will be elected for one-year terms beginning with the 2009 annual shareholders meeting, including directors whose terms otherwise would have expired after that meeting.

In addition, if the merger agreement is not adopted, the increase in the proposed authorized number of shares will not become effective regardless of the vote thereon, directors elected under proposal 1 will continue to serve on the Transpro board and, if approved by a majority of the votes cast at the meeting, actions taken under proposals 2 (ratification of BDO Seidman) and 3 (new equity incentive plan) will be effective, except that as described in the enclosed document the number of shares under the new equity incentive plan will be reduced.

The enclosed document, including the annexes, contains further information with respect to the business to be transacted at the annual meeting, and we urge you to read it carefully. Transpro common shareholders of record at the close of business on June 9, 2005 are entitled to notice of the annual meeting and to vote at the meeting, whether in person or by proxy. The Transpro board of directors unanimously recommends that Transpro common shareholders vote for proposals 1 through 6 above.

Holders of Transpro Series B convertible preferred stock are not entitled to vote at the annual meeting, but holders of such preferred stock who submit a written demand for appraisal of their shares in connection with the proposed merger and who perfect their appraisal rights by complying with the applicable statutory procedures under Delaware law will be entitled to receive a cash payment for the fair value of their shares as determined by the Delaware Chancery Court. A summary of the applicable requirements of Delaware law is contained in this document under the caption "The Transactions—Dissenters' Rights" (page 41). In addition, the text of the applicable provisions of Delaware law is attached as Annex D to this document.

/s/ Richard A. Wisot
Richard A. Wisot Secretary

June     , 2005

Your vote is very important. The merger cannot proceed unless the holders of a majority of the outstanding shares of Transpro common stock entitled to vote upon the merger proposal vote in favor of the adoption of the merger agreement. Whether or not you plan to attend the annual meeting, please vote your shares as promptly as possible by (1) completing, signing, dating and returning your proxy card in the enclosed envelope, (2) calling the toll-free telephone number specified on your proxy card, or (3) accessing the internet website specified on your proxy card.

ADDITIONAL INFORMATION

This proxy statement/prospectus-information statement includes in the annexes hereto a copy of Transpro's annual report on Form 10-K for its fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission, which is referred to as the SEC, Transpro's quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC and Transpro's current report on Form 8-K filed with the SEC on June 15, 2005. Items 6, 7 and 8 of the Form 10-K were superseded by the annexed Form 8-K and, as a result, such items have been intentionally omitted from the copy of the Form 10-K annexed to this proxy statement/prospectus-information statement.

In addition, this proxy statement/prospectus-information statement incorporates other important business and financial information about Transpro from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov or by requesting them in writing, by e-mail or by telephone at the appropriate address below:

Transpro, Inc.
100 Gando Drive
New Haven, CT 06513
Attention: Secretary
By telephone: (203) 401-6450

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Morrow & Co., Inc., Transpro's proxy solicitor, at the following address and telephone numbers:

Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022

Banks and Brokerage Firms: (800) 654-2468
Shareholders: (800) 607-0088
All others call collect: (212) 754-8000

If you would like to request any additional information, please do so by July 15, 2005 in order to receive such information before the annual meeting. The documents you request will be mailed to you by first class mail, or another equally prompt means, by the next business day after your request is received.

See "Where You Can Find More Information" (page 134).

Transpro's and Modine's shareholders who receive this proxy statement/prospectus-information statement will also receive a copy of Transpro's annual report to shareholders. While the annual report will be included with this proxy statement/prospectus-information statement, it is not an annex or exhibit to this proxy statement/prospectus-information statement and is not incorporated herein by reference.

i

QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Transpro or Modine, may have regarding the spin off and the merger and the answers to those questions. Transpro and Modine urge you to read carefully the remainder of this proxy statement/prospectus-information statement because the information in this section does not provide all the information that might be important to you with respect to the spin off and the merger. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus-information statement.

General

Q:    Why am I receiving this proxy statement/prospectus-information statement?

A:	Transpro and Modine have agreed to combine their vehicle heat exchange and temperature control aftermarket businesses through the spin off by Modine of its aftermarket business to its shareholders, followed immediately by the merger of Modine's aftermarket business into Transpro. This proxy statement/prospectus-information statement constitutes Transpro's proxy statement for its annual shareholder meeting at which Transpro's shareholders will vote on, among other things, the combination, and a prospectus for the issuance of shares in the transaction. It also constitutes Modine's information statement for the spin off.

Q:	On what are Transpro common shareholders being asked to vote?

A:	Transpro common shareholders are being asked to approve the merger of Modine's aftermarket business with and into Transpro by adopting the merger agreement and to approve the adjournment of the annual meeting to another time or place to permit further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

Transpro common shareholders are also being asked to elect seven directors to serve on its board of directors for the ensuing year, to ratify the appointment of BDO Seidman, LLP as Transpro's independent registered public accounting firm for the year ending December 31, 2005, to approve a new equity incentive plan and to approve the increase in the number of authorized shares of the combined company's common stock. See "Transpro Annual Meeting—General Information about Proxies and Voting—Matters for Consideration" (page 102).

Q:	Why are Transpro common shareholders being asked to vote on the merger?

A:	The vote of Transpro common shareholders is required under both Delaware corporate law and the rules of the American Stock Exchange.

•	Delaware corporate law requires Transpro shareholders to approve the merger through adoption of the merger agreement by the affirmative vote of a majority of the outstanding shares of Transpro common stock entitled to vote.

•	The rules of the American Stock Exchange require Transpro shareholders to approve the issuance of Transpro shares in connection with the merger.

Transpro's common shareholders' vote on the merger will fulfill both requirements. Holders of Transpro Series B convertible preferred stock are not entitled to vote at Transpro's annual meeting.

Q:	Why aren't Modine shareholders voting to approve the spin off and merger?

A:	Modine's board of directors has approved the spin off, which does not require the approval of Modine's shareholders. Modine, as the sole shareholder of Modine Aftermarket Holdings prior to the spin off, has already approved the merger by approving the merger agreement, so no further action by Modine shareholders is required.

Q:	When are the spin off and merger expected to be completed?

A:	The spin off will be completed immediately prior to the completion of the merger. If the Transpro shareholders approve the merger, Transpro and Modine expect to complete the merger as soon as possible after the satisfaction of the other conditions to the merger. Transpro and Modine currently anticipate that the spin off and merger will be completed early in the third quarter of calendar 2005.

The Spin Off

Q:	How will the proposed spin off be effected?

A:	Modine and one of its subsidiaries will contribute substantially all of the assets of their aftermarket businesses to Modine Aftermarket Holdings, Inc., a wholly owned subsidiary of Modine. Modine will then spin off Modine Aftermarket Holdings by distributing to Modine shareholders one Modine Aftermarket Holdings common share for each Modine common share they hold on the business day prior to the effective date of the merger, the record date for the spin off. See "The Transactions—The Spin Off" (page 55).

Q:	What will Modine shareholders receive as a result of the spin off?

A:	Modine shareholders will initially be beneficial owners of Modine Aftermarket Holdings common shares held by the Modine transfer agent as their nominee, but those shares will immediately, and without any action on the part of Modine shareholders, be converted into newly issued combined company common shares as a result of the merger. See "The Transactions—The Spin Off—Manner of Effecting the Spin Off" (page 58).

The distribution of Modine Aftermarket Holdings common stock will not cancel or affect the number of outstanding shares of Modine common stock. See "The Transactions—The Spin Off—Manner of Effecting the Spin Off" (page 58).

Merger of Modine Aftermarket Holdings with and into Transpro

Q:	What will happen in the proposed merger?

A:	Immediately after the spin off, Modine Aftermarket Holdings will merge with and into Transpro. Transpro will survive the merger as a stand-alone company and will hold and conduct the combined business operations currently operated by Transpro and Modine's aftermarket business under the combined company's new name "Proliance International, Inc." See "The Transactions" (page 24). Current Transpro common shares and options will remain outstanding. Following the merger, Modine shareholders will hold approximately 52% of the combined company on a fully diluted basis, and current Transpro shareholders will own 48%. See "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43) for a description of the calculation of share percentages "on a fully diluted basis" under the merger agreement.

The merger will not affect the number of outstanding shares of Modine common stock or the ownership of Modine common stock.

Q:	Why should Transpro common shareholders vote in favor of the merger of Modine Aftermarket Holdings with and into Transpro?

A:	The merger will create a new company with a leading position in the vehicle aftermarket business. Transpro believes that the merger will enhance shareholder value by significantly increasing its scale and geographic scope. In addition, the combined company is expected to have more financial flexibility than Transpro would on a stand-alone basis. See "The Transactions—Reasons for the Merger; Recommendation of the Transpro Board" (page 29).

Q:	What will govern Modine shareholders' rights as combined company common shareholders?

A:	Modine shareholders will continue to enjoy their rights as Modine shareholders with respect to their Modine common stock. In addition, Modine shareholders as of the record date for the spin off will obtain new rights as holders of newly issued combined company shares. Such rights will be governed by Delaware law and the certificate of incorporation and by-laws of the combined company. A description of these rights is set forth in this document under the heading "Description of the Combined Company's Capital Stock" (page 132).

Q:	Are there risks associated with the merger?

A:	Yes. The combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the section entitled "Risk Factors" (page 18) and the section entitled "Information Regarding Forward-Looking Statements" (page 23). Such risks include but are not limited to risks relating to the uncertainty that the combined company will be able to integrate Modine's aftermarket business successfully and achieve the expected synergies, as well as uncertainties relating to market conditions and the performance of the businesses following the completion of the merger.

Procedures

Q:	What do Modine shareholders need to do to receive their combined company common shares?

A:	Modine shareholders do not need to take any action to receive their combined company common shares. Within ten days after the completion of the merger, the exchange agent will distribute the combined company common shares, as well as a cash payment representing any applicable fractional share interest, to Modine shareholders as of the record date for the spin off.

Q:	What should Transpro and Modine shareholders do now?

A:	Transpro common shareholders should vote by mailing their signed and dated proxy card(s) in the enclosed envelope, calling the toll-free number specified on the proxy card or accessing the internet website specified on the proxy card, as soon as possible so that their shares will be represented and voted at Transpro's annual meeting.

Modine shareholders do not need to take any action in connection with the spin off or merger.

Q:	If Transpro common shareholders plan to attend the annual meeting, should they still return their proxy card(s) or vote via telephone or the internet?

A:	Yes. Whether or not Transpro shareholders plan to attend the annual meeting, returning their proxy card(s) or voting via telephone or the internet ensures that their shares will be represented and voted at the annual meeting.

Q:	What if Transpro shares are currently held in "street name" by a broker?

A:	Brokers will vote Transpro common shareholders' shares on the merger proposal and the proposal to approve the new equity incentive plan only if they receive written instructions on how to vote, so it is important to provide them with instructions. If a broker does not receive instructions, under the rules of the American Stock Exchange, the broker will not be authorized to vote on such proposals. To ensure that a broker receives instructions, Transpro common shareholders whose shares are held in "street name" should complete the voting instruction form provided by the record holder and mail it as promptly as possible using the envelope provided with such form.

If a Transpro common shareholder wishes to vote in person at the annual meeting and a broker holds such shareholder's shares in such broker's name, such shareholder must contact the broker and request a document called a "legal proxy." Such shareholder must bring the legal proxy to the annual meeting in order to vote in person.

Transpro common shareholders whose shares are held in "street name" should check the voting form they receive to determine whether shares may be voted by telephone or the internet.

Q:	What if a Transpro common shareholder does not vote, abstains from voting or does not instruct his or her broker to vote his or her shares on the merger proposal?

A:	If a Transpro common shareholder does not vote, abstains from voting or does not instruct his or her broker to vote his or her shares, it will have the same effect as a vote against the merger proposal.

If a proxy card is signed but does not indicate how to vote, such shares will be voted for the merger proposal.

Q:	May Transpro common shareholders change their vote?

A:	Yes. Record holders of Transpro common stock may change their vote by:

•	sending a written notice to Transpro's corporate secretary that is received prior to Transpro's annual meeting stating that they revoke their proxy;

•	granting a new, valid proxy bearing a later date; or

•	attending Transpro's annual meeting and voting in person.

For any method other than the last method, the described action must be taken no later than the beginning of Transpro's annual meeting. If shares are voted by telephone or the internet, votes may be revoked by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than the last telephone or internet vote. If their shares are held in street name by their broker, beneficial owners of Transpro common stock will need to contact their broker to revoke their proxy. See "Transpro Annual Meeting—General Information about Proxies and Voting—Revocation of Proxies" (page 104).

Q:	Who can answer questions?

A:	Transpro shareholders that have any questions regarding the Transpro annual meeting or need assistance in voting their shares should contact Transpro's proxy solicitor:

Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022

Banks and Brokerage Firms: (800) 654-2468
Shareholders: (800) 607-0088
All others call collect: (212) 754-8000

All other questions, including those regarding the merger, should be directed to:

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
Attn: Secretary
Telephone: (203) 401-6450

Modine shareholders should contact the following if they have any questions regarding the spin off or merger:

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403
Attn: David A. Prichard, Director, Investor Relations and Corporate Communications
(262) 636-8434

Q:	Where can more information be found about Transpro or Modine?

A:	You can find more information about Transpro or Modine from various sources described under "Where You Can Find More Information" (page 134).

SUMMARY

This summary highlights selected information from this proxy statement/prospectus-information statement and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger and to understand fully the merger and the other transactions described in this summary, you should carefully read this proxy statement/prospectus-information statement and the other documents to which you are referred. See "Where You Can Find More Information" (page 134). This proxy statement/prospectus-information statement is a proxy statement/prospectus of Transpro for use in soliciting proxies for Transpro's annual meeting and relating to the issuance of shares of Transpro common stock in connection with the merger. It is also an information statement of Modine relating to the spin off of its aftermarket business. References to Transpro, Modine and the combined company in this proxy statement/prospectus-information statement include their respective subsidiaries unless otherwise noted.

The Companies

Transpro, Inc.

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
(203) 401-6450

Transpro, Inc., a Delaware corporation, designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive and light truck and heavy duty aftermarkets. Transpro, following the merger with Modine Aftermarket Holdings, is referred to as the combined company.

Prior to March 1, 2005, Transpro, through its wholly owned subsidiary G&O Manufacturing, Inc., designed, manufactured and distributed radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for original equipment manufacturers, which are referred to as OEMs, of heavy duty trucks and industrial and off-highway equipment. Effective March 1, 2005, Transpro sold all of the stock of G&O Manufacturing to Modine for $17 million in cash.

Modine Aftermarket Holdings, Inc.

Modine Aftermarket Holdings, Inc.
c/o Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403
(262) 636-1200

Modine Aftermarket Holdings, Inc., a North Carolina corporation, is a wholly owned subsidiary of Modine Manufacturing Company, a Wisconsin corporation. Prior to the merger of Modine Aftermarket Holdings with and into Transpro, Modine and Modine, Inc., a wholly owned subsidiary of Modine, will contribute to Modine Aftermarket Holdings the assets, liabilities and operations of their aftermarket businesses, other than certain assets and liabilities retained by Modine and Modine, Inc. The business conducted by Modine Aftermarket Holdings, including the business contributed to Modine Aftermarket Holdings by Modine and Modine, Inc., is referred to as the Modine Aftermarket Business.

Modine Manufacturing Company

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403
(262) 636-1200

Modine Manufacturing Company, a Wisconsin corporation, is an independent, worldwide leader in thermal management technology serving vehicular, industrial, commercial, electronic and building HVAC (heating, ventilating and air conditioning) markets. Modine develops, manufactures, and markets thermal management products, components and systems for use in various OEM applications and to a wide array of building and other commercial markets. Modine's primary customers consist of automobile, truck and bus manufacturers, agricultural and construction equipment manufacturers, heating and cooling equipment manufacturers, construction contractors, wholesalers of plumbing and heating equipment, radiator repair shops, computer and server manufacturers, telecommunication equipment manufacturers and industrial electronic equipment manufacturers. Modine Manufacturing Company is referred to as Modine. Modine's common shares are currently traded on the New York Stock Exchange under the symbol "MOD."

The Merger

Merger Summary

Transpro and Modine have agreed to merge Modine Aftermarket Holdings with and into Transpro pursuant to the terms of the Agreement and Plan of Merger, dated as of January 31, 2005, among Modine, Modine Aftermarket Holdings and Transpro, which is referred to in this proxy statement/prospectus-information statement as the merger agreement. In connection with the merger, Modine and Modine, Inc. will contribute those portions of the Modine Aftermarket Business owned by them to Modine Aftermarket Holdings pursuant to the terms of the contribution agreement, dated as of January 31, 2005, among Modine, Modine, Inc. and Modine Aftermarket Holdings.

Immediately before the merger, Modine will distribute to its shareholders, pro rata, all of the common stock of Modine Aftermarket Holdings. Modine Aftermarket Holdings will then merge with and into Transpro in accordance with the terms of the merger agreement, with Transpro surviving the merger as the combined company.

Following the merger, the combined company will operate the combined business operations of Transpro and the Modine Aftermarket Business under the name "Proliance International, Inc." The combined company will have its headquarters in New Haven, Connecticut.

We encourage you to read carefully the merger agreement and the contribution agreement, which are attached as Annexes A and B, respectively, because they set forth the legal terms of the merger, the contribution of Modine's and Modine, Inc.'s portions of the Modine Aftermarket Business to Modine Aftermarket Holdings and the distribution of Modine Aftermarket Holdings common stock to Modine's shareholders. See "The Transactions" (page 24).

Merger Consideration

Modine shareholders will receive share certificates representing a number of shares of common stock of the combined company based on a conversion percentage calculated so that, following the merger, Modine shareholders will beneficially own 52% of the combined company on a fully diluted basis. Transpro shareholders will continue to hold their existing shares of Transpro common stock as shares of the combined company after the merger and will not receive any new shares in the merger. Following the merger, Transpro shareholders will beneficially own 48% of the combined company on a fully diluted basis. See "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43) for a description of the calculation of share percentages on a "fully diluted basis" under the merger agreement.

No fractional common shares of the combined company will be issued in connection with the merger. Modine shareholders will receive cash payments in lieu of a fractional share interest in common stock of the combined company. See "The Transactions—The Merger Agreement—Exchange Agent; Procedures for Exchange of Certificates; Fractional Shares" (page 45).

The merger will not affect the number of outstanding shares of Modine common stock or the ownership of Modine common stock.

Recommendation of the Transpro Board Regarding the Merger

The Transpro board of directors has unanimously determined that the merger is advisable and in the best interests of Transpro and its shareholders and unanimously recommends that Transpro common shareholders vote in favor of the proposal to approve the merger by adopting the merger agreement and the proposal to adjourn Transpro's annual meeting to another time or place to permit further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal. See "The Transactions—Reasons for the Merger; Recommendation of the Transpro Board" (page 29).

Wachovia's Fairness Opinion

In deciding to approve the merger agreement, the Transpro board of directors considered an opinion delivered to it by Wachovia Capital Markets, LLC, its financial advisor, that, as of the date of the opinion, based upon and subject to the assumptions, factors and limitations set forth in the opinion, the consideration to be paid by Transpro to the holders of Modine Aftermarket Holdings common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to Transpro. A copy of the opinion is attached as Annex C. Transpro encourages you to read the opinion in its entirety. See "The Transactions—Wachovia's Fairness Opinion" (page 31).

Directors and Management of the Combined Company

The board of directors of the combined company will be divided into three classes, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008, and will be comprised of ten directors. Six directors of the combined company, Charles E. Johnson, Transpro's President and CEO, Barry R. Banducci, William J. Abraham, Jr., Philip Wm. Colburn, Paul R. Lederer and F. Alan Smith, have been selected from among Transpro's current directors, and four directors, Bradley C. Richardson, James R. Rulseh, Vincent L. Martin and Michael T. Yonker, have been selected by Modine. Transpro intends to retain its current executive officers after the merger in their current positions. See "The Transactions—Directors and Management of the Combined Company" (page 39) and "Information About the Combined Company—Management and Operations of the Combined Company" (page 99).

Interests of Certain Persons in the Merger

When considering the recommendation of the Transpro board of directors with respect to the merger, Transpro shareholders should be aware that certain Transpro executive officers and directors have interests in the merger that are different from, or are in addition to, the interests of Transpro shareholders. These interests exist because certain executive officers and directors of Transpro will hold positions as executive officers and directors of the combined company, certain stock options will automatically accelerate upon approval of the merger by Transpro's shareholders whether or not the merger is subsequently completed and, in the case of Charles E. Johnson, Transpro's President and CEO, increased severance payments will be made in the event Mr. Johnson's employment is terminated in certain circumstances within two years after the merger is approved by Transpro's shareholders.

The affirmative vote of a majority of the outstanding shares of Transpro common stock entitled to vote on the merger proposal is required to approve the merger by adopting the merger agreement. As of June 9, 2005, there were 7,108,523 shares of Transpro common stock outstanding and Transpro's directors and executive officers and their affiliates, as a group, were entitled to vote 376,449 Transpro common shares, or approximately 5.3% of the outstanding Transpro common shares. Each of Transpro's directors and executive officers has indicated an intent to vote his or her Transpro common shares in favor of the merger. See "The Transactions—Interests of Certain Persons in the Merger" (page 40).

Combined Company Certificate of Incorporation and By-laws; Comparison of Rights of Transpro Shareholders Before and After the Merger

As a result of the merger, the certificate of incorporation and by-laws of Transpro will be amended and restated in the forms attached to this proxy statement/prospectus-information statement as Annexes E and F, respectively. After completion of the merger, the rights of the combined company shareholders will be governed by these revised documents and, as a result, the rights of Transpro shareholders before the merger will be different in some respects from the rights of shareholders of the combined company after the merger. See "Comparison of Rights of Transpro, Modine and Combined Company Shareholders—Comparison of Rights of Transpro Shareholders Before and After the Merger" (page 128).

These documents will implement a classified board of directors, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008, including related provisions (1) providing that vacancies on the board may only be filled by remaining board members and directors may only be elected at annual meetings or removed for cause and (2) requiring a vote of holders of 80% of the combined company's voting stock to amend the classified board and related provisions or to remove a director. See "The Transactions—Background of the Merger" (page 25) and "Information about the Combined Company—Management and Operations of the Combined Company—Key Governance Provisions" (page 99). The classified board and related provisions will automatically cease to apply at the 2009 annual shareholders meeting, and all of the combined company's directors will be elected for one-year terms beginning with that meeting, including directors whose terms otherwise would have expired after that meeting.

Transpro also proposes that shareholders approve an increase in the number of authorized shares of the combined company's common stock from 17.5 million, as now authorized in Transpro's certificate of incorporation, to 47.5 million in the event the merger proposal is approved. Because Transpro would have sufficient authorized common stock to effect the merger without this increase, it will be separately voted on and the completion of the merger is not subject to approval of this increase.

The creation of a classified board and related provisions, as well as the increase in the number of authorized common shares, may have certain anti-takeover effects on the combined company. See "Comparison of Rights of Transpro, Modine and Combined Company Shareholders—Comparison of Rights of Transpro Shareholders Before and After the Merger" (page 128).

Conditions to the Completion of the Merger

The respective obligations of Transpro, Modine and Modine Aftermarket Holdings to complete the merger are subject to the satisfaction or waiver of various conditions, including the adoption by Transpro common shareholders of the merger agreement, receipt of regulatory approvals, no withdrawal or material modification of the favorable IRS ruling dated November 16, 2004 with respect to the tax-free nature of the spin off and the merger and receipt of a favorable supplemental IRS ruling, which was received on April 26, 2005. Each of Transpro and Modine may waive, in its sole discretion, any of the conditions to its respective obligations to complete the merger, to the extent permitted by applicable law. See "The Transactions—The Merger Agreement—Conditions to the Completion of the Merger" (page 50).

Termination of the Merger Agreement

Modine and Transpro can mutually agree to terminate the merger agreement. In addition, either Modine or Transpro can decide, without the consent of the other, to terminate the merger agreement in a number of situations, including the failure to complete the merger by July 31, 2005, the breach by the other party of certain of its representations and warranties, the final nonappealable denial of a required regulatory approval or the failure by Transpro common shareholders to adopt the merger agreement. In addition, Modine can decide, without the consent of Transpro, to terminate the merger agreement if Transpro's board of directors has modified or withdrawn its recommendation to Transpro common shareholders to adopt the merger agreement or failed to confirm such recommendation within seven business days after Modine's request to do so.

The merger agreement contains customary termination fee provisions. The termination fee, when payable by either party, is $2.5 million. See "The Transactions—The Merger Agreement—Termination of the Merger Agreement" (page 53) and "The Transactions—The Merger Agreement—Effect of Termination; Termination Fees" (page 54).

Listing of Combined Company Common Shares

The combined company's common shares to be issued in connection with the merger will be listed on the American Stock Exchange and will trade under the symbol "PLI."

Dissenters' Rights

Transpro common shareholders will not be entitled to exercise dissenters' or appraisal rights or to demand payment for their shares in connection with the merger. Holders of Transpro Series B convertible preferred stock will be entitled to appraisal rights under Delaware law if they follow the procedures described in this proxy statement/prospectus-information statement to assert such rights. See "The Transactions—Dissenters' Rights" (page 41). If the holders of Transpro Series B convertible preferred stock do not follow the procedures described in this proxy statement/prospectus-information statement to assert such rights, they will not have appraisal rights. Modine shareholders do not have dissenters' rights in connection with the merger.

A summary of the U.S. federal income tax consequences to holders of Transpro Series B convertible preferred stock who exercise their appraisal rights is contained in this document under the caption "U.S. Federal Income Tax Consequences of the Spin Off and the Merger" (page 62).

Regulatory Approvals

On February 4, 2005, Transpro and Modine Aftermarket Holdings were notified by the U.S. Department of Justice that they received early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. See "The Transactions—Regulatory Approvals" (page 39).

Accounting Treatment

The merger will be accounted for under the purchase method of accounting and Transpro will be considered the acquirer of Modine Aftermarket Holdings for accounting purposes.

The Spin Off

The Distribution

In the distribution of Modine Aftermarket Holdings common stock, Modine will deliver to the Modine transfer agent a global share certificate representing one Modine Aftermarket Holdings share for each share of outstanding Modine common stock held by the Modine shareholders on the business day prior to the effective date of the merger, the record date for the spin off. Until the closing of the merger, Modine's transfer agent will hold the shares of Modine Aftermarket Holdings' common stock represented by such global share certificate as nominee on behalf of and for the benefit of the Modine shareholders as of the record date.

Modine shareholders will not be required to pay for shares of Modine Aftermarket Holdings common stock, or to surrender or exchange shares of Modine stock or take any other action in order for the Modine transfer agent to receive the Modine Aftermarket Holdings common stock as their nominee. All shares of Modine Aftermarket Holdings common stock issued in the distribution will be immediately converted in the merger into the right to receive a fraction of a share of combined company common stock in exchange for each share of Modine Aftermarket Holdings common stock so that, following the merger, Modine shareholders will beneficially own 52% of the combined company on a fully diluted basis. See "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43) for a description of the calculation of share percentages "on a fully diluted basis" under the merger agreement.

Following the conversion, Modine Aftermarket Holdings shares will be canceled and will cease to exist, and Modine shareholders will not have any rights in the shares of Modine Aftermarket Holdings common stock other than the right to receive the shares of combined company common stock and cash for any fractional share interest in combined company common stock.

The distribution of Modine Aftermarket Holdings common stock in the spin off and the conversion of that stock into shares of combined company common stock in the merger will not cancel or affect the number of outstanding shares of Modine common stock. See "The Transactions—The Spin Off—Manner of Effecting the Spin Off" (page 58).

Contribution of the Modine Aftermarket Business

Prior to the distribution, Modine and Modine, Inc. will transfer to Modine Aftermarket Holdings assets used primarily in or related primarily to their aftermarket businesses, and Modine Aftermarket Holdings will assume liabilities related to their aftermarket businesses, subject to certain exceptions. See "The Transactions—The Spin Off—The Contribution Agreement" (page 55).

OEM Business Sale

In connection with the merger agreement, Transpro entered into an OEM acquisition agreement pursuant to which it agreed to sell to Modine all of the stock of G&O Manufacturing Company, Inc., Transpro's subsidiary that designs, manufactures and sells radiators, radiator cores, charge air coolers, charge air cooler cores, engine cooling systems and related thermal management products to OEMs. Effective March 1, 2005, Transpro sold G&O Manufacturing to Modine for $17 million in cash. See "The Transactions—OEM Business Sale" (page 60).

Ancillary Agreements

Modine and Transpro will enter into various agreements that will govern the ongoing relationships between Modine and the combined company, including a tax sharing agreement, an aftermarket license agreement, an aftermarket supply agreement and an aftermarket transition services agreement.

In connection with the OEM business sale, Modine, Transpro and G&O Manufacturing entered into an OEM license agreement, an OEM supply agreement, an OEM transition services agreement and an OEM employee lease agreement. See "The Transactions—Ancillary Agreements Relating to the Spin Off and Merger" (page 59) and "The Transactions—OEM Business Sale" (page 60).

U.S. Federal Income Tax Consequences of the Spin Off and the Merger

The spin off and merger transactions are conditioned upon the ruling from the IRS dated November 16, 2004 not being withdrawn or modified in any material respect, and the receipt of a favorable supplemental IRS ruling which was received on April 26, 2005. Together, the rulings provide that the spin off will qualify as a reorganization under Sections 355 and 368 of the Internal Revenue Code of 1986 and the merger will qualify as a reorganization under Section 368 of the Internal Revenue Code. Pursuant to such rulings, for federal income tax purposes:

•	Modine shareholders will generally not recognize taxable gain or loss as a result of the distribution or receipt of Modine Aftermarket Holdings common stock in the spin off;

•	Modine will generally not recognize taxable gain or loss in the spin off;

•	Modine Aftermarket Holdings and Modine shareholders will generally not recognize taxable gain or loss in the merger (except with respect to cash received by Modine shareholders in lieu of a fractional share interest in common stock of the combined company); and

•	Transpro shareholders will generally not recognize taxable gain or loss in the merger, except that any holder of Transpro Series B convertible preferred stock who exercises statutory appraisal rights and receives cash in payment for such stock will recognize taxable gain or loss with respect to that payment for such stock.

Each of Transpro and Modine may waive, in their sole discretion, any condition to their respective obligations to complete the merger, including the conditions with respect to the IRS rulings. If Transpro or Modine waives either of these conditions and the U.S. federal income tax consequences to Transpro shareholders are materially different than as described in this proxy statement/prospectus-information statement, Transpro will amend and recirculate this proxy statement/prospectus-information statement to its shareholders and resolicit their proxies. Neither Transpro nor Modine currently intends to waive either of these conditions to their respective obligations to complete the merger. See "U.S. Federal Income Tax Consequences of the Spin Off and the Merger" (page 62).

You are encouraged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Transpro Annual Meeting

The Transpro annual meeting will be held at                                 , New York, New York on July 22, 2005 starting at 11:00 a.m. Eastern Time. At the annual meeting, Transpro's common shareholders will be asked to vote on the following matters:

•	the election of seven directors;

•	the ratification of the appointment of BDO Seidman, LLP as Transpro's independent registered public accounting firm for the year ending December 31, 2005;

•	the approval of the new equity incentive plan;

•	the approval of the merger by adopting the merger agreement;

•	the approval of an adjournment of the annual meeting to another time or place to permit further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal;

•	the approval of the increase in the number of authorized shares of the combined company's common stock from 17.5 million to 47.5 million; and

•	any other matter that may be properly brought before the annual meeting.

If the merger agreement is adopted, pursuant to the merger agreement two Modine outside directors and two Modine executives will be added to the combined company's board of directors and one current Transpro director will resign, and the combined company's directors will be divided into three classes, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008. All of the combined company's directors will be elected for one-year terms beginning with the 2009 annual shareholders meeting, including directors whose terms otherwise would have expired after that meeting.

In addition, if the merger agreement is not adopted, the increase in the proposed authorized number of shares will not become effective regardless of the vote thereon, directors elected under the first proposal (election of directors) will continue to serve on the Transpro board and, if approved by a majority of the votes cast at the meeting, actions taken under the second proposal (ratification of BDO Seidman) and the third proposal (new equity incentive plan) will be effective, except that, as described in "Transpro Annual Meeting—Proposal 3. Approval of the Equity Incentive Plan" (page 122), the number of shares under the new equity incentive plan will be reduced.

You may vote at the Transpro annual meeting if you owned shares of Transpro common stock at the close of business on June 9, 2005. See "Transpro Annual Meeting—General Information about Proxies and Voting" (page 102). Holders of Transpro Series B convertible preferred stock are not entitled to vote at the annual meeting.

You may cast one vote for each share of Transpro common stock you own.

Market Price Data and Dividends

Transpro's common shares are currently traded on the American Stock Exchange under the symbol "TPR." Following the merger, the combined company's shares will trade on the American Stock Exchange under the symbol "PLI." The following table sets forth the daily high and low sales prices of Transpro common shares quoted on the American Stock Exchange and the New York Stock Exchange during the periods referenced below. Transpro's common stock was approved for listing and began trading on the American Stock Exchange effective Monday, October 13, 2003. Transpro discontinued trading its common stock on the New York Stock Exchange at the close of the market on Friday, October 10, 2003.

	High	Low
Year Ended December 31, 2002
First Quarter	$4.32	$3.00
Second Quarter	6.45	4.25
Third Quarter	6.50	4.90
Fourth Quarter	6.26	4.25

Year Ended December 31, 2003
First Quarter	6.20	4.10
Second Quarter	5.25	3.25
Third Quarter	4.65	3.51
Fourth Quarter	4.69	3.26

Year Ended December 31, 2004
First Quarter	5.15	3.90
Second Quarter	7.00	4.82
Third Quarter	6.06	4.79
Fourth Quarter	6.75	5.00

Year Ended December 31, 2005
First Quarter	8.20	5.85
Second Quarter (through June 17, 2005)	7.94	6.02

The last sales prices of Transpro common shares as quoted on the American Stock Exchange on October 28, 2004, January 31, 2005 and June     , 2005 were $5.65, $6.08 and $    , respectively. October 28, 2004 was the last full trading day prior to the public announcement that the parties had entered into a letter of intent with respect to the merger. January 31, 2005 was the last trading day prior to the public announcement that the parties had entered into the merger agreement. June     , 2005 was the last full trading day prior to the filing of this proxy statement/prospectus-information statement with the SEC.

You are advised to obtain current market quotations for Transpro common stock. The market price of Transpro common stock will fluctuate between the date of this proxy statement/prospectus-information statement and the completion of the merger. No assurance can be given concerning the market price of Transpro common stock before or after the effective date of the merger.

All of the Modine Aftermarket Holdings common stock is owned by Modine, and neither such common stock nor any equity securities associated with the Modine Aftermarket Business trades separately from Modine common shares.

Dividend Policy

Transpro discontinued its quarterly common stock cash dividend in September 2000. Under the provisions of Transpro's existing revolving credit facility, Transpro is prohibited from paying common stock dividends.

Selected Historical Financial Data of Transpro

The following table sets forth selected historical financial data of Transpro as of and for each of the periods indicated. Transpro derived the selected historical financial data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 from Transpro's audited consolidated financial statements. Data for the three months ended March 31, 2005 and 2004 was derived from Transpro's unaudited consolidated financial statements for those periods. Transpro sold its Heavy Duty OEM business unit on March 1, 2005 and its Specialty Metal Fabrication segment effective May 5, 2000. Results of operations of these businesses prior to their sale have been shown as income from discontinued operations in the consolidated financial statements. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements, and the related notes and "Management's Discussion and Analysis of the Financial Condition and Results of Operations," contained in Transpro's Form 8-K filed with the SEC on June 15, 2005, Transpro's Form 10-Q filed with the SEC on May 12, 2005 and other information that Transpro has filed with the SEC, which are incorporated by reference in this document. See "Where You Can Find More Information" (page 134).

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(In thousands, except per share data)
Statement of Operations Data: (1)
Net sales	$48,308	$49,436	$218,433	$198,862	$198,765	$173,390	$166,544
(Loss) income from continuing operations	(2,272)	(1,384)	(320)	(5,307)	5,200	(16,127)	(6,853)
Income (loss) from discontinued operations, net of tax	848	741	5,498	771	1,459	(4,711)	(1,941)
Gain on sale of discontinued operations, net of tax	3,899	—	—	—	—	—	6,002
Cumulative effect of accounting change, net of tax	—	—	—	—	(4,671)	—	—
Net income (loss)	2,475	(643)	5,178	(4,536)	1,988	(20,838)	(2,792)

Basic income (loss) per common share:
Continuing operations	(0.32)	(0.19)	$(0.05)	$(0.76)	$0.73	$(2.45)	$(1.06)
Discontinued operations	0.12	0.10	0.77	0.11	0.21	(0.72)	(0.30)
Gain on sale of discontinued operations	0.55	—	—	—	—	—	0.91
Cumulative effect of accounting change	—	—	—	—	(0.67)	—	—
Net income (loss)	0.35	(0.09)	0.72	(0.65)	0.27	(3.17)	(0.45)
Diluted income (loss) per share: (2)
Continuing operations	(0.32)	(0.19)	$(0.05)	$(0.76)	$0.73	$(2.45)	$(1.06)
Discontinued operations	0.12	0.10	0.77	0.11	0.21	(0.72)	(0.30)
Gain on sale of discontinued operations	0.55	—	—	—	—	—	0.91
Cumulative effect of accounting change	—	—	—	—	(0.66)	—	—
Net income (loss)	0.35	(0.09)	0.72	(0.65)	0.28	(3.17)	(0.45)

Balance Sheet Data (at end of period):
Working capital (3)	$32,155	$22,447	$25,358	$23,028	$32,807	$31,505	$44,742
Total assets	143,608	156,344	150,110	157,178	160,966	129,683	156,967
Long-term debt	1,035	1,232	120	1,306	7,267	7,998	5,234
Total debt	37,943	44,126	44,024	50,944	59,596	37,663	45,323
Stockholders' equity	49,305	42,961	46,835	43,620	48,238	48,965	71,477
Book value per share (4)	6.94	6.05	6.59	6.14	6.89	7.39	10.85
Other Data:
Dividends declared per common share	—	—	—	—	—	—	$0.10

(1)	Certain prior period amounts have been reclassified to conform with the current year presentation.

(2)	For the years ended December 31, 2004, 2003, 2001 and 2000 and the three months ended March 31, 2005 and 2004, the weighted average number of shares of common stock outstanding used for basic loss per share was also used in computing diluted loss per share due to the anti-dilutive impact of common share equivalents on the loss per common share from continuing operations.

(3)	Working capital represents the excess of current assets over current liabilities. Borrowings under Transpro's revolving credit facility are reflected as current liabilities.

(4)	Calculated using the basic common shares outstanding at year end.

Summary Historical Combined Financial Data of the Modine Aftermarket Business

The following table sets forth summary historical combined financial data of the Modine Aftermarket Business while under the management of Modine. The combined statement of operations data for the years ended March 31, 2004, 2003 and 2002 and the combined balance sheet data as of March 31, 2004 and 2003 have been derived from the audited financial statements of the Modine Aftermarket Business included in this proxy statement/prospectus-information statement. The combined statement of operations data for the nine months ended December 26, 2004 and 2003 and the combined balance sheet data as of December 26, 2004 have been derived from the unaudited financial statements of the Modine Aftermarket Business included in this proxy statement/prospectus-information statement, which, in the opinion of Modine's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The combined statement of operations data for the years ended March 31, 2001 and 2000 and the combined balance sheet data as of December 26, 2003 and March 31, 2002, 2001 and 2000 have been derived from the unaudited financial statements of the Modine Aftermarket Business which are not presented in this proxy statement/prospectus-information statement.

The historical financial information may not be indicative of the Modine Aftermarket Business's future performance and does not reflect what the results of operations and financial position of the Modine Aftermarket Business would have been had it operated as an independent company during the periods presented. In addition, the results of operations for the nine months ended December 26, 2004 are not necessarily indicative of the results of operations for the full year.

This information is only a summary and should be read in conjunction with Management's Discussion and Analysis of the Combined Financial Condition and Results of Operations of the Modine Aftermarket Business, the financial statements of the Modine Aftermarket Business and the notes thereto and the Selected Historical Combined Financial Data of the Modine Aftermarket Business included elsewhere in this proxy statement/prospectus-information statement.

The combined financial statements have been restated for each of the three years in the period ended March 31, 2004 as discussed in Note 1 to the audited combined financial statements of the Modine Aftermarket Business. See "Unaudited Preliminary Fiscal 2005 Financial Information of the Modine Aftermarket Business" (page 75) for selected financial results for fiscal 2005 of the Modine Aftermarket Business.

	Nine Months Ended December 26,		Fiscal Year Ended March 31,
	2004	2003	2004	2003(1)	2002	2001	2000
			(Restated)	(Restated) (inthousands)	(Restated)
Statement of Operations Data:
Net sales	$161,482	$178,620	$228,846	$234,903	$254,156	$272,613	$305,776
(Loss) earnings before cumulative effect of accounting change	(1,549)	548	896	(2,893)	432	4,429	13,513
Cumulative effect of accounting change	—	—	—	(21,692)	—	—	—
Net (loss)/ earnings	(1,549)	548	896	(24,585)	432	4,429	13,513

Balance Sheet Data (at end of period):
Total assets	$129,478	$135,894	$137,428	$138,713	$157,428	$183,090	$213,964
Long-term debt, excluding current portion	—	9,639	—	13,679	13,198	18,992	18,185

(1)	An impairment loss relating to goodwill in accordance with SFAS No. 142 reduced net earnings by $21.7 million (net of tax) and was recorded as a cumulative effect of a change in accounting principle. See Note 10 to the combined financial statements of the Modine Aftermarket Business for the years ended March 31, 2004, 2003 and 2002.

Selected Unaudited Pro Forma Financial Data for the Combined Company

The following table presents unaudited information about the pro forma financial condition and results of operations of the combined company after giving effect to the merger. The statement of operations data assumes that the merger occurred on January 1, 2004, while the balance sheet data assumes that the merger occurred on March 31, 2005. The unaudited financial data are not necessarily indicative of results that would have been achieved had the merger been completed during the periods presented or of the future results that the combined company will experience. The statement of operations data for the three months ended March 31, 2005 reflect the Transpro results for that period combined with the Modine Aftermarket Business results for the three months ended January 26, 2005. This quarterly reporting period for the Modine Aftermarket Business has been used in order to comply with the SEC pro forma reporting requirements. Sales and net loss of $28.5 million and ($2.0) million, respectively, for the months of November and December, 2004 are also included in the results for the twelve months ended December 31, 2004. The balance sheet data at March 31, 2005 reflects the Transpro reported balance sheet at March 31, 2005 combined with the Modine Aftermarket Business balance sheet at December 26, 2004. See also "Risk Factors" beginning on page 18 and "Information Regarding Forward-Looking Statements" beginning on page 23.

The information presented below should be read together with the historical consolidated financial statements of Transpro, the accompanying notes and "Management's Discussion and Analysis of the Financial Condition and Results of Operations" contained in Transpro's Form 8-K filed with the SEC on June 15, 2005, Transpro's Form 10-Q filed with the SEC on May 12, 2005 and other information that Transpro has filed with the SEC, which are incorporated by reference in this document, as well as the unaudited pro forma financial information, including the related notes, appearing elsewhere in this proxy statement/prospectus–information statement. See "Where You Can Find More Information" on page 134 and "Unaudited Pro Forma Combined Financial Information" beginning on page 65. In addition, you should refer to the historical financial results of operations of the Modine Aftermarket Business and the notes thereto beginning on page F-1, as well as "Management's Discussion and Analysis of the Combined Financial Condition and Results of Operations of the Modine Aftermarket Business" beginning on page 78.

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$91,812	$430,141
(Loss) from continuing operations	$(6,874)	$(1,125)
(Loss) from continuing operations per common share:
Basic	(0.45)	$(0.08)
Diluted	(0.45)	$(0.08)

Balance Sheet Data (at end of period):
Current assets	$229,752
Property, plant and equipment	$18,718
Total assets	$253,169
Current liabilities (1)	$122,467
Total long-term liabilities	$9,877
Stockholders' equity	$120,825
Book value per share	$7.93

(1)	Current liabilities include borrowings under the Transpro revolving credit facility.

Comparative Per Share Data

The historical per share data of Transpro are included in the previous section on page 15. Historical and pro forma per share data for the Modine Aftermarket Business has not been prepared because the Modine Aftermarket Business was wholly owned by Modine and conducted by more than one entity.

RISK FACTORS

In addition to the other information included in this document, including the matters addressed in "Information Regarding Forward-Looking Statements" (page 23), you should carefully consider all of the information in this proxy statement/prospectus-information statement, including the matters described below, particularly, if you are a Transpro common shareholder, in determining whether to vote in favor of the merger. Any of these risks could materially and adversely affect the combined company's business, financial condition and results of operations, which in turn could materially and adversely affect the price of the combined company's common stock.

Risks Relating to the Spin Off and Merger

Transpro's and the combined company's businesses could be adversely impacted by uncertainty related to the merger.

Uncertainty about whether and when the merger will be completed could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the companies to complete the merger could make it more difficult for Transpro and the Modine Aftermarket Business to retain key employees or to pursue certain business strategies. In addition, until the merger is completed, the attention of the management of Transpro and the Modine Aftermarket Business may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the transaction, such as obtaining regulatory approvals.

Transpro's failure to integrate the Modine Aftermarket Business into its operations successfully and in a timely manner could reduce the combined company's profitability.

The merger involves the integration of businesses that have previously operated separately. Transpro expects that the merger will result in efficiencies, business opportunities and new prospects for growth. Following expected restructuring/implementation charges of $10 to $14 million over the 12- to 18-month integration period, Transpro currently estimates recurring full-year cost savings of at least $20 million annually, given reasonable ongoing market conditions. However, it is possible that the combined company may never realize expected efficiencies, business opportunities and growth prospects, or that the restructuring/implementation costs could be underestimated, due to:

•	increased competition that limits the combined company's ability to expand its business and achieve expected margins;

•	the challenge of effecting integration while carrying on an ongoing business;

•	the necessity of coordinating geographically separate organizations;

•	the uncertainty of integrating personnel with diverse business backgrounds;

•	faulty assumptions underlying expectations; or

•	deteriorating general industry and business conditions.

In addition, integrating operations will require significant efforts of the combined company's personnel, along with significant expenditures. Among other things, the management of the combined company will be required to devote significant efforts to complying with Section 404 of the Sarbanes-Oxley Act of 2002. This section requires the combined company, like all other publicly traded companies, to perform an evaluation of its internal control over financial reporting, including the internal controls of its non-U.S. subsidiaries. It is also possible that personnel of the Modine Aftermarket Business may seek other employment. Thus, due to a number of factors, the combined company's management may have its attention diverted while trying to integrate the Modine Aftermarket Business into its operations. If these factors limit the combined company's ability to integrate the operations of the Modine Aftermarket Business successfully or in a timely manner, the combined company may not meet Transpro's expectations for future results of operations. See "Information Regarding Forward-Looking Statements" (page 23).

Among the factors considered by the Transpro and Modine boards of directors in connection with their respective approvals of the merger were the benefits of an improved balance sheet for the combined company, expanded product and brand presence, the ability to compete globally in the vehicular aftermarket and the combined company's exclusive focus on the aftermarket segment.

Transpro expects to incur significant restructuring charges relating to the integration plan that could have a material adverse effect on the period to period results of operations of the combined company following the merger.

Transpro is developing a plan to integrate the operations of the Modine Aftermarket Business with Transpro after the merger. Transpro expects to incur approximately $10 million to $14 million in restructuring/implementation charges over the 12- to 18-month integration period. Transpro will not be able to quantify the exact amount of these charges, or the periods in which they will be incurred, until after the merger is completed. Some of the factors affecting the cost of the integration include the timing of the closing of the merger, the ability to timely rationalize facilities and eliminate duplicate costs and the length of time during which Modine provides the combined company with certain transitional services.

In connection with the merger, the combined company will agree not to take certain corporate actions following the merger that would result in the spin off or merger becoming taxable.

Under applicable federal income tax rules, if the combined company takes certain actions within two years following completion of the merger, the spin off of the Modine Aftermarket Business could result in a taxable event to Modine. If the combined company takes actions that result in the spin off or the merger becoming taxable, the combined company will be required to indemnify Modine for the amount of any resulting income tax to Modine under the terms of a tax sharing agreement to be entered into by Transpro, Modine Aftermarket Holdings and Modine. In order to avoid this potential liability, Transpro will agree in the tax sharing agreement that it will not take actions that are inconsistent with Transpro's factual statements or representations made in its representations letter to Modine in connection with the IRS rulings or that cause the spin off to become taxable to Modine without obtaining either an unqualified opinion of an independent nationally recognized tax counsel that such actions will not cause the spin off to become taxable or Modine's consent.

For a more complete description of the tax sharing agreement, see "The Transactions—Ancillary Agreements Relating to the Spin Off and Merger—Tax Sharing Agreement" (page 59).

The voting power of Transpro shareholders will be significantly diluted as a result of the merger.

Following the merger, Modine shareholders will beneficially own 52% of the combined company on a fully diluted basis. Consequently, the voting power of current Transpro common shareholders will be significantly diluted as a result of the merger. See "The Transactions—The Merger Agreement— Merger Consideration; Conversion of Shares" (page 43) for a description of the calculation of share percentages "on a fully diluted basis" under the merger agreement.

The implied market value of the shares of Transpro common stock to be issued in the merger will fluctuate.

Upon completion of the merger, shares of Modine Aftermarket Holdings common stock outstanding immediately prior to the merger will be converted into 52% of the combined company on a fully diluted basis, based on a conversion percentage calculated as provided in the merger agreement. There will be no adjustment to this exchange ratio for changes in the market price of Transpro common stock and the merger agreement does not include a price-based termination right. Accordingly, the market value of the shares of common stock of the combined company that holders of shares of Modine Aftermarket Holdings common stock will be entitled to receive upon completion of the merger will depend on the market value of the shares of Transpro common stock at the time of completion of the merger, and could vary significantly from the market value on the date of this document. The market value of the shares of combined company common stock to be received in the merger will also continue to fluctuate after completion of the merger. For historical market prices of shares of Transpro common stock, please refer to "Summary—Market Price Data and Dividends" (page 13). You should obtain current market quotations for shares of Transpro common stock.

The fairness opinion obtained by Transpro from Wachovia Capital Markets, LLC does not reflect changes in circumstances after the date of such opinion.

Transpro has not obtained an updated opinion as of the date of this document from Wachovia Capital Markets, LLC, Transpro's financial advisor. Changes in the operations and prospects of Transpro or the Modine Aftermarket Business, general market and economic conditions and other factors which may be beyond the control of Transpro and on which the fairness opinion was based, may alter the value of Transpro or the Modine Aftermarket Business or the prices of shares of Transpro common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. For a description of the opinion that Transpro received from its financial advisor, please refer to "The Transactions—Wachovia's Fairness Opinion" (page 31). For a description of the other factors considered by Transpro's board of directors in determining whether to approve the merger agreement, please refer to "The Transactions—Reasons for the Merger; Recommendation of the Transpro Board" (page 29).

If the merger is not completed, Transpro may have to pay certain costs associated with the failure to consummate the merger, including a termination fee, and its stock price may decline.

The merger may not be completed for a variety of reasons, including the failure by Transpro to obtain the necessary approval of its common shareholders or a breach by either company of their representations, warranties or covenants in the merger agreement. If the merger is not completed, either Transpro or Modine may be required to pay the other a termination fee of $2.5 million if a proposal for a competing transaction is made to its board of directors before the termination of the merger agreement and such party either enters into an agreement for a competing transaction or a third party acquires a majority of its common stock, in either case within 12 months after such termination. See "The Transactions—The Merger Agreement—Effect of Termination; Termination Fees" (page 54). While most of Transpro's direct transaction costs associated with the merger will have been incurred and paid, if the merger is not completed, such costs will need to be expensed to operating results and any outstanding amounts paid. As of March 31, 2005, Transpro had incurred approximately $2.2 million in direct transaction costs associated with the merger. The failure to complete the merger may also result in a decline of the stock price of Transpro as its current market price may reflect a market assumption that the merger will be completed.

The merger agreement limits Transpro's ability to pursue alternatives to the merger.

Despite the fact that the merger agreement permits the Transpro board of directors to engage in discussions with a third party proposing a superior offer, the merger agreement does limit the ability of Transpro to enter into transactions, other than the merger and the previously consummated sale of the OEM business, to acquire or dispose of certain assets. This might discourage potential competing acquirers that might have an interest in acquiring all or a significant part of Transpro from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Transpro than it might otherwise have proposed to pay.

Risks Relating to the Combined Company's Business Following the Merger

The principal markets in which the combined company will compete are highly competitive and subject to increased competition from overseas competitors.

The aftermarket business is highly competitive. The combined company will face significant competition within each of the markets in which it operates. Some of the combined company's competitors are divisions of larger companies with greater resources and some are independent companies. In its automotive and light truck product lines, Transpro believes that the combined company will be among the major domestic aftermarket manufacturers and that competition will be widely distributed. The combined company will compete with national producers of heat transfer products, internal operations of the OEMs, offshore suppliers and, to a lesser extent, local and regional manufacturers. The combined company's primary competition in the air conditioning replacement parts business will include national producers, offshore suppliers and numerous regional operators. The combined company's principal methods of competition will include product design, performance, price, customer service, warranty, product availability and timely delivery. Some of the combined company's competitors may enjoy economic advantages such as lower labor and health care costs.

If the operating results for the Modine Aftermarket Business following the merger are poor, the combined company may not achieve the significant increases in revenues and net earnings compared to the current Transpro business that it expects to achieve as a result of the merger.

Transpro expects to derive a material portion of its revenues and net earnings from the operations of the Modine Aftermarket Business following the merger. Therefore, any negative impact on those business operations after the merger could materially impact the combined company's operating results. Some of the more significant factors that could negatively impact the business operations of the Modine Aftermarket Business and the existing Transpro business, and therefore negatively impact the future combined operating results following the merger, include:

•	increases in raw materials and packaging costs for the Modine Aftermarket Businesses, including the cost of copper, brass and aluminum;

•	integration of the Modine Aftermarket Business distribution network with Transpro's;

•	increases in advertising costs associated with the support of the Modine brands;

•	potential selling channel conflicts resulting from the combination of the two companies;

•	increased competition;

•	high fuel costs and their impact on miles driven by consumers;

•	integration of the Modine Aftermarket Business with Transpro; and

•	a decline in the aftermarket market.

Sales of combined company common shares by Modine shareholders may negatively affect the combined company's stock price.

As a result of the merger, Modine shareholders will receive 52% of the combined company common shares on a fully diluted basis. See "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43) for a description of the calculation of share percentages "on a fully diluted basis" under the merger agreement. Some Modine shareholders are institutional investors bound by various investing guidelines. Since the combined company may not meet the investing guidelines of such institutional investors, the institutional investors may be required to sell the combined company common shares that they receive in the merger. Transpro is currently unable to predict whether a sufficient number of buyers would be in the market to absorb these potential sales. Consequently, the combined company's stock price may fluctuate or decline.

The principal markets in which the combined company will compete are relatively mature, and future increases in the combined company's revenues will continue to be dependent upon the combined company's ability to increase market share in the markets in which it competes.

Growth of the combined company's revenues is dependent in part on its ability to increase its market share. As a result, the combined company's ability to increase sales to the markets in which it competes is largely dependent upon its ability to displace sales currently made by its competitors.

Transpro cannot predict whether the combined company will be able to increase its market share in the markets in which the combined company will compete.

Although this transaction is expected to increase the liquidity of the combined company's common stock, you may find it difficult to sell large blocks of the combined company's common stock in a relatively short period of time.

Transpro's common stock currently trades on the American Stock Exchange under the symbol "TPR." Although 7,108,523 shares of Transpro common stock were outstanding on June 9, 2005, the average daily trading volume in Transpro's common stock during the 90-trading-day period ended on that day was 13,878 shares. Transpro expects that, immediately following the merger, approximately                  shares of combined company common stock will be outstanding. While Transpro anticipates the liquidity of the combined company's common stock to increase as a result of the merger, Transpro does not know the magnitude of such liquidity increase or the effect such liquidity would have on the combined company's stock price. Any shareholder who desires to sell a large block of shares of combined company common stock may therefore not be able to dispose of those shares on a given day at an acceptable price and therefore may be required to sell those shares over a period of time.

The market price of the shares of the combined company's common stock may be affected by factors different from those affecting the shares of Modine common stock.

Upon completion of the merger, holders of Modine common stock will become holders of combined company common stock in addition to continuing to hold Modine stock. An investment in the combined company common stock has different risks than an investment in Modine common stock, including the lack of historic trading volume described above. For a discussion of the businesses of Transpro and Modine, see the documents incorporated by reference into this document and referred to under "Where You Can Find More Information" (page 134).

Takeover defense provisions may inhibit a takeover of the combined company.

The combined company will have certain anti-takeover measures that may affect the market price of the combined company's common stock. The combined company's certificate of incorporation, its by-laws and Delaware law will contain several provisions that would make more difficult an acquisition of control of the combined company in a transaction not approved by the combined company's board of directors. The combined company's certificate of incorporation and by-laws will include provisions such as:

•	the division of the combined company's board of directors into three classes, including related provisions (1) providing that vacancies on the board may only be filled by remaining board members and directors may only be elected at annual meetings or removed for cause and (2) requiring a vote of holders of 80% of the combined company's voting stock to amend the classified board and related provisions or to remove a director; and

•	the ability of the combined company's board of directors to issue shares of preferred stock in one or more series without further authorization of shareholders.

The classified board and related provisions described above will expire automatically at the 2009 annual shareholders meeting and all directors will be elected for one-year terms beginning with that meeting, including directors whose terms otherwise would have expired after that meeting. For a more complete description of these takeover defense provisions, see "Comparison of Rights of Transpro, Modine and Combined Company Shareholders—Comparison of Rights of Transpro Shareholders Before and After the Merger" (page 128) and "Description of the Combined Company's Capital Stock" (page 132).

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference into this document, contains forward-looking statements, such as projected operating results, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results or achievements expressed or implied by those forward-looking statements. The statements in this proxy statement/prospectus-information statement and the documents incorporated by reference in this proxy statement/prospectus-information statement that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. When used in this proxy statement/prospectus-information statement and the documents incorporated by reference in this proxy statement/prospectus-information statement, the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements. Generally, forward-looking statements express expectations for or about the future, rather than historical fact. Forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such statements.

You should understand that the following important factors and assumptions could affect the future results of the combined company following the merger and could cause actual results to differ materially from those expressed in the forward-looking statements:

•	the possibility that conditions to the transaction, including shareholder or regulatory approvals, may not be satisfied;

•	problems arising in the integration of the Modine Aftermarket Business into Transpro;

•	unexpected costs relating to the transaction or the integration of the Modine Aftermarket Business into Transpro;

•	Transpro's business or the Modine Aftermarket Business suffering as a result of uncertainty surrounding the transactions prior to their completion;

•	general market perception of the transaction;

•	the effect of any changes in customer and supplier relationships and purchasing patterns;

•	the ability to retain key personnel;

•	other uncertainties and matters beyond the control of management of the combined company;

•	business conditions and growth in the general economy and automotive and truck business;

•	the impact of competitive products and pricing;

•	changes in customer product mix;

•	failure to obtain new customers or retain existing customers or changes in the financial stability of customers;

•	changes in the cost of raw materials, components or finished products;

•	changes in foreign exchange rates or interest rates; and

•	other risks detailed in the periodic filings filed by Transpro and Modine with the SEC.

Neither Transpro nor Modine undertakes any obligation, other than as required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time. Transpro and Modine claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

THE TRANSACTIONS

This section of the document describes material aspects of the proposed merger. This summary may not contain all of the information that is important to you. You should read this entire document carefully and the other documents you are referred to for a more complete understanding of the merger. In addition, important business and financial information about Transpro is incorporated into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" (page 134).

General

Transpro and Modine have agreed to merge Modine Aftermarket Holdings with and into Transpro pursuant to the terms of the merger agreement. In connection with the merger, Modine and Modine Inc. will contribute those portions of the Modine Aftermarket Business owned by them to Modine Aftermarket Holdings pursuant to the terms of the contribution agreement.

Immediately before the merger, Modine will distribute to its shareholders, pro rata, all of the common stock of Modine Aftermarket Holdings. Modine will accomplish this by delivering to Modine's transfer agent a global share certificate representing a number of shares of Modine Aftermarket Holdings common stock equal to the total number of shares of Modine common stock outstanding as of the record date for the spin off. The share certificate will be held by the Modine transfer agent as nominee for the Modine shareholders as of the record date. Modine Aftermarket Holdings will then merge with and into Transpro in accordance with the terms of the merger agreement, with Transpro surviving the merger as the combined company.

Modine shareholders will not be required to pay for shares of Modine Aftermarket Holdings common stock, or to surrender or exchange shares of Modine stock or take any other action, in order for the Modine transfer agent to receive the Modine Aftermarket Holdings stock as their nominee. All shares of Modine Aftermarket Holdings common stock issued in the distribution will be immediately converted in the merger into the right to receive a fraction of a share of combined company common stock in exchange for each share of Modine Aftermarket Holdings common stock based on a conversion percentage calculated so that, following the merger, Modine shareholders will beneficially own 52% of the combined company on a fully diluted basis.

Modine shareholders, in their capacity as shareholders of Modine Aftermarket Holdings, will receive stock certificates representing the number of whole shares of combined company common stock owned by each shareholder as a result of the conversion of the shares of Modine Aftermarket Holdings common stock in the merger. No fractional shares of combined company common stock will be issued in the merger. Instead, each Modine shareholder will receive a check from the exchange agent representing such shareholder's pro rata share of the proceeds of the sale of the number of whole shares representing the total number of fractional share interests in common stock of the combined company resulting from the merger. See "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43) for a description of the calculation of share percentages "on a fully diluted basis" under the merger agreement.

Following the conversion, Modine Aftermarket Holdings shares will be canceled and will cease to exist, and Modine shareholders will not have any rights in the shares of Modine Aftermarket Holdings common stock other than the right to receive the shares of combined company common stock. At the closing all the shares of Modine Aftermarket Holdings common stock owned by Transpro, Modine or any direct or indirect wholly owned subsidiary of Transpro or Modine immediately prior to the closing will be canceled and extinguished without any conversion and no payment will be made.

Transpro shareholders will continue to hold their existing shares of Transpro common stock as shares of the combined company after the merger and will not receive any new shares in the merger. Immediately after consummation of the merger, 48% of the combined company on a fully diluted basis will be beneficially owned by current Transpro shareholders.

No vote of Modine shareholders is required or being sought in connection with the spin off or the merger. Modine, as sole shareholder of Modine Aftermarket Holdings, has adopted the merger agreement.

Following the merger, the combined company will operate the combined business operations of Transpro and Modine Aftermarket Holdings under the name "Proliance International, Inc." The combined company will have its headquarters at 100 Gando Drive, New Haven, Connecticut 06513. The fiscal year of the combined company will end on December 31.

We encourage you to read carefully the merger agreement and the contribution agreement, which are attached as Annexes A and B, respectively, because they set forth the terms of the merger, the contribution of portions of the Modine Aftermarket Business to Modine Aftermarket Holdings and the spin off of Modine Aftermarket Holdings common shares to Modine shareholders.

Background of the Merger

Both the OEM and aftermarket vehicle components businesses are extremely competitive, characterized in large part by globalization, margin pressure and consolidation into increasingly larger participants, as well as movement by some participants toward focus on either the OEM or the aftermarket segment, but not both.

In 2002, Modine management began considering the possible separation of Modine's OEM and aftermarket businesses. At each of the four Modine board of directors' meetings held between January and June 2003, Modine management presented the case for the separation of the Modine Aftermarket Business from Modine's OEM business. In early 2003, Charles E. Johnson, Transpro's CEO, and Modine's then CEO met to discuss the possibility of combining the companies' aftermarket businesses.

In August 2003, Mr. Johnson and David B. Rayburn, Modine's then and current CEO, met in Chicago to discuss a possible combination of the companies' aftermarket businesses. On September 10, 2003, Modine engaged Robert W. Baird & Co. Incorporated to formally explore strategic alternatives for Modine's aftermarket division. In October 2003, Baird presented its findings and recommendations to the Modine board of directors. At that meeting, the Modine board directed management to contact Transpro to explore discussions concerning a combination of the aftermarket businesses. Shortly thereafter, representatives of Baird contacted representatives of Transpro to determine whether Transpro was interested in combining the companies' aftermarket businesses through a spin off of the Modine Aftermarket Business followed by its merger with Transpro. The Baird representatives informed Transpro's representatives that Modine was exploring ways to separate the Modine Aftermarket Business from its core OEM business and had identified Transpro as a potential partner in such a transaction. Transpro indicated that it might have an interest in such a transaction.

In early November 2003, the parties signed a confidentiality agreement and, on December 2, 2003, Transpro's board of directors formed a board committee consisting of Barry Banducci, William Abraham and Paul Lederer to focus on the possible transaction. During the following 14 months, this committee served as a board oversight mechanism and a sounding board for Transpro management to review issues as they were presented in the discussions, particularly as to matters affecting the allocation of value between Modine and Transpro shareholders and the governance mechanisms for the combined company.

During the period from November 2003 through February 2004, the two companies exchanged information and their representatives met or spoke by telephone and in person on numerous occasions to discuss a possible transaction. In January 2004, Transpro hired Wachovia and Jones Day to serve as its financial and legal advisors in connection with a possible transaction.

In February 2004, Modine proposed through Baird that Transpro and the Modine Aftermarket Business combine in a transaction in which Modine shareholders would receive 70% of the stock of the combined company. That proposal was rejected by the Transpro board of directors at a meeting on February 25, 2004. The Transpro board had determined, on a preliminary basis that an aftermarket combination could be attractive, but viewed Modine's 70%/30% proposal as unacceptable. On March 3, 2004, Wachovia made a counter proposal to Baird on behalf of Transpro, indicating a 52%/48% equity split. Representatives of the parties continued preliminary discussions and, on March 30, 2004, Baird made a new proposal pursuant to which, among other things, (1) the equity split would be 66% to Modine shareholders and the remainder to Transpro shareholders, (2) Modine would acquire Transpro's OEM business for $12.6 million, (3) the combined company's board of directors would be equally divided between Modine and Transpro designees, and (4) working capital of the Modine Aftermarket Business would include $4.3 million in cash. Following a review by the Transpro board committee, this proposal was rejected by Transpro in April 2004. Thereafter, Wachovia furnished additional information to Modine which Wachovia and Transpro believed justified a more favorable valuation of Transpro.

On April 23, 2004, representatives of the senior management teams of Modine and Transpro met to review the additional information about Transpro furnished by Wachovia. On April 28, 2004, Baird communicated revised financial terms from Modine, predicated on a 60%/40% equity split and a $16 million valuation for Transpro's OEM business. After discussion, Modine indicated a willingness to increase the valuation for Transpro's OEM business to $17 million.

The negotiations conducted during the period from February to April 2004 included extensive discussions of the governance mechanisms for the combined company. In general, Modine's representatives proposed and pursued, among other governance provisions, an equal allocation of directorships at the combined company, with Modine having the right for a period after the closing to designate successors to the board, based upon the fact that Modine shareholders would receive more aggregate shares in the transaction than Transpro shareholders would. Modine's representatives also believed that the combined company should adopt a new corporate name to reflect their view that a new company, combining both predecessor entities, would be created in the transaction. Transpro's representatives, in general, acknowledged that substantial participation by Modine people was appropriate in light of the potential allocation of a majority of shares to Modine shareholders. However, Transpro believed that the balance should tilt slightly in Transpro's favor in light of the fact that, among other things, (1) it was expected that Transpro's senior management would be senior management of the combined company, (2) the exact share split had not been agreed upon, and (3) Transpro was expected to be regarded as the acquirer for accounting purposes in the transaction.

Modine's preference that the spin off to Modine's shareholders be tax-free under the U.S. federal income tax laws also emerged during this period. Accordingly, Modine submitted a request for a ruling from the Internal Revenue Service as to the tax effects of the transactions, which was issued on November 16, 2004. A supplemental ruling was issued on April 26, 2005.

On May 3, 2004, representatives of the two companies, including their CEOs, the Transpro board committee and their legal and financial advisors, met to discuss other terms for the possible transactions. In these meetings, a framework for the possible transactions was tentatively settled. The framework involved (1) a spin off of the Modine Aftermarket Business, (2) its merger into Transpro in a transaction in which Modine shareholders would receive a majority of the combined company's equity, and (3) the previously discussed sale of Transpro's OEM business to Modine. The participants also tentatively settled on a basic framework for future discussion of the combined company's principal governance mechanisms pursuant to which:

•	the combined company's board of directors would be comprised of ten directors, six of whom would be selected from among Transpro's current directors and four of whom would be selected by Modine;

•	the combined company's chairman of the board would be selected from the Transpro designees to the board;

•	Charles E. Johnson, Transpro's president and chief executive officer, would remain as the president and executive officer of the combined company;

•	the Modine executives expected to join the board informed Transpro that they did not intend to serve more than one year (in Mr. Richardson's case) and two years (in Mr. Rulseh's case); and

•	the combined company's certificate of incorporation and by-laws would provide for the classification of the combined company's board of directors, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008, including related provisions (1) providing that vacancies on the board would only be filled by remaining board members and directors could only be elected at annual meetings or removed for cause and (2) requiring a vote of holders of 80% of the combined company's voting stock to amend the classified board and related provisions or to remove a director.

As a result of the foregoing governance provisions, Transpro determined that it would be the "acquirer" in the merger under generally accepted accounting principles, or GAAP, so long as the final transaction terms provided for a satisfactory post-merger equity split between Modine and Transpro shareholders. Transpro believed this is important in that, from a management perspective as described above, Transpro is in fact the acquirer.

While the creation of the classified board and the related provisions were not viewed by Transpro's board as anti-takeover measures, the board recognized that they may be perceived as such by some shareholders in that it generally would extend the period in which a hostile takeover bidder or proxy contestant could assume control by 12 months. Accordingly, the parties agreed that these provisions should include a sunset provision under which they would cease to apply at the combined company's 2009 annual shareholders meeting. Beginning with that meeting, all directors would be elected for one-year terms, including directors whose terms otherwise would have expired after that meeting.

On May 6, 2004, the Transpro board was updated on the status of the discussions and informed that, while the basic framework and structure of the possible transactions had been tentatively resolved, a significant amount of due diligence remained to be done.

The Transpro board of directors met on June 14, 2004 and August 12, 2004, at which time they were updated by Wachovia, Jones Day and management regarding the status of the negotiations. On September 1, 2004, the board held a meeting at which representatives of Jones Day and Wachovia participated to consider in detail the possible Modine transactions. At the September 1, 2004 meeting, Transpro's management provided an extensive analysis of Transpro's stand-alone plan as well as the strategic and business rationale for the possible transaction, recommending that Transpro continue to pursue it. Representatives of Wachovia made a presentation of the financial terms as discussed to date and the financial effects of the possible transactions. A representative of Jones Day reviewed the directors' fiduciary duties in this context, the terms discussed to date and, in order to assure that the directors were fully informed when making a decision, the interests in the transaction of officers and directors that could reasonably be said to be separate from or in addition to the interests of shareholders generally. It was the consensus of the Transpro directors at the September 1, 2004 meeting that management should continue to pursue the possible transactions. However, the Transpro directors also believed that the terms as discussed to date should be made more favorable to Transpro in light of the operational performance of the Modine Aftermarket Business and Transpro's OEM business over the course of 2004. Transpro informed Modine of this shortly after the meeting, and for the next six weeks the parties continued due diligence reviews and discussed drafts of definitive documentation.

The Modine board of directors met on September 15, 2004 and again reviewed the proposed transactions, including the performance of the Modine Aftermarket Business, Transpro's aftermarket business and Transpro's OEM business, after presentations by management.

Representatives of the parties and their legal and financial advisors met to discuss due diligence results, documentation and other transaction issues on October 12, 2004. At the meeting, the Transpro representatives suggested that the equity split be adjusted to 52%/48% and that the purchase price for Transpro's OEM business be increased. About a week later, the parties agreed in principle on an allocation of 54% of the combined company's equity to Modine shareholders and 46% to Transpro's shareholders. Although the price for the Transpro OEM business remained at $17 million, Modine agreed that the Modine Aftermarket Business would be transferred to Transpro with normalized working capital including $6.3 million of cash, $2.0 million more than the previously agreed level, and the parties preliminarily agreed to certain other terms, including provisions for dealing with environmental exposures at Modine's Mill, Netherlands plant and Transpro's Jackson, Mississippi plant.

Transpro's board of directors met to consider the then-current terms of the transactions on October 28, 2004. At that meeting, senior management again reviewed with the directors the history of the discussions to date, Transpro's stand-alone financial and operational performance and prospects and the strategic and financial rationale of the possible transactions. Representatives of Wachovia and Jones Day participated in that meeting and responded to director questions. Among other things, a representative of Wachovia informed the Transpro board of directors that, while definitive terms had not been agreed upon and there reasonably could be no assurance because circumstances could change, they expected to be able to render an affirmative fairness opinion if the transaction were finalized on terms reasonably similar to those being discussed at the time. At the conclusion of the meeting, the Transpro board authorized management to enter into a non-binding letter of intent with Modine.

Late on October 28, 2004, Modine and Transpro signed a non-binding letter of intent providing for the merger and the Transpro OEM sale. The parties publicly announced the letter of intent the following day.

Following the announcement of the letter of intent, representatives of the parties discussed on a substantially continuous basis the merger agreement and related documentation, including cross-licenses relating to their respective intellectual property, supply and transitional services agreements and the documentation providing for Transpro's sale of its OEM business to Modine. Among the issues requiring substantial negotiation were the standards for dealing with potential future environmental liabilities, the scope of licenses and non-competition covenants and the termination and break-up fee provisions of the merger agreement.

During the period after signing the letter of intent, Transpro management continued to press for improvement of the terms of the transactions in light of the performance of the Modine Aftermarket Business and Transpro's business over the last few months of 2004. Accordingly, in early December 2004, at the initiation of Transpro management, Modine tentatively agreed to adjust the combined company's equity split to 52% to Modine shareholders and 48% to Transpro shareholders, but subject to final negotiation of acceptable definitive agreements.

The parties were not able to come to agreement on the definitive agreements by December 15, 2004, the date on which the exclusivity period in the letter of intent expired. The parties extended the exclusivity period in the letter of intent to January 17, 2005.

The Modine board of directors held a special meeting on January 12, 2005 during which management, representatives of Baird, Quarles & Brady LLP, legal counsel to Modine, and Ernst &Young LLP, tax advisors to Modine, made presentations. Earlier that same day, these parties made a presentation to the two members of Modine's board of directors who were unable to attend the special meeting. Management presented a summary of the business terms of the proposed transactions, Baird reviewed the financial terms of the merger of the Modine Aftermarket Business into Transpro, Quarles & Brady presented an overview of the legal documents evidencing the transactions and discussed the directors' fiduciary duties and Ernst & Young described the tax consequences of the spin off and merger transactions and the private letter ruling issued by the IRS and need for a supplemental ruling. After considerable discussion, the seven members of the Modine board of directors who participated in this meeting unanimously approved the merger agreement, the merger and related transactions. The action of the Modine board of directors was confirmed by a unanimous written consent signed by all of Modine's directors.

The Transpro board of directors held a special meeting on January 13, 2005 in which representatives of Wachovia and Jones Day also participated. Representatives of management reviewed the course of recent discussions with Modine, as well as the strategic rationale underlying the transactions. Representatives of Jones Day reminded the directors of their fiduciary duties in these circumstances and reviewed the material terms of the transactions and the interests in them that officers and directors could reasonably be said to have that were in addition to or different from the interests of shareholders generally. Wachovia's representatives then made a presentation of the firm's financial analysis of the proposed transaction, which is summarized under "The Transactions—Wachovia's Fairness Opinion" beginning on page 31. Wachovia was then asked to render its fairness opinion and orally confirmed that, based upon and subject to the assumptions, factors and limitations described to the board, the consideration to be paid by Transpro to holders of Modine Aftermarket Holdings common stock in the merger pursuant to the merger agreement was fair from a financial point of view, to Transpro. Such oral opinion was subsequently confirmed by the written opinion of Wachovia dated January 13, 2005. Following these presentations and substantial discussion, the Transpro board of directors unanimously approved the merger and related transactions.

On January 17, 2005, the parties extended the exclusivity period under their letter of intent to January 31, 2005 to afford sufficient time to complete the definitive documents and to prepare required financial information of the Modine Aftermarket Business. During the next approximately two weeks, the parties negotiated and finalized the definitive documentation providing for the merger and OEM business sale. The most significant of the final issues involved the final indemnification terms with respect to pre-closing tax and environmental liabilities. See "The Transactions—The Merger Agreement" (page 43) and "The Transactions—OEM Business Sale" (page 60) for a discussion of the final transaction terms.

On January 31, 2005, Modine and Transpro entered into definitive agreements providing for the merger and related transactions. The parties publicly announced the transactions prior to the opening of the financial markets on February 1, 2005.

On June 16, 2005, the merger agreement was amended to, among other things, extend the termination date from June 30, 2005 to July 31, 2005, to waive the closing conditions relating to delivery of customary letters from accountants and to provide for the settlement of certain payments made or received on behalf of or at the request of the other party.

Vote Required

The affirmative vote of a majority of the outstanding shares of Transpro common stock entitled to vote on the merger proposal is required to approve the merger by adopting the merger agreement. For purposes of this vote, abstentions and broker non-votes will have the same effect as a vote against the proposal.

Reasons for the Merger; Recommendation of the Transpro Board

Transpro's board of directors determined that the merger is advisable and in the best interests of Transpro and its shareholders. Accordingly, the Transpro board has unanimously approved the merger agreement and recommends that Transpro common shareholders vote in favor of the merger.

Transpro's board of directors considered the merger and related transactions on nine occasions over a 14-month period. In considering the transaction, the Transpro board of directors and the board committee consulted with Transpro's management, as well as its financial and legal advisors, and reviewed numerous factors supporting the transactions, including the following:

•	Increased Scale: The combined company is expected to have annual revenues in excess of $400 million, with an expanded product and brand presence. The combined company's comprehensive product offering will initially focus on aftermarket heat transfer and air conditioning products for the automotive, truck and industrial markets, marketed under the recognized Ready-Rad®, Ready-Aire®, Modine®, NRF™, MexPar™ and AirPro Quality Parts® brands. As a result of its increased size, the combined company will have increased distribution and customer reach, increased brand and product breadth and increased manufacturing and sourcing efficiencies. A strengthened balance sheet will also enhance the combined company's financial ability to provide innovative products and move into new product categories.

•	Geographic Scope: The combined company will be positioned to compete internationally in the heat transfer and temperature control aftermarkets for automobiles, heavy duty applications and industrial equipment with enhanced capacity utilization at manufacturing and distribution facilities across North and Central America and in Europe.

•	Focus: As a result of the sale of Transpro's OEM business, Transpro will be exclusively focused on the aftermarket segment of the vehicle components industry. The OEM business currently benefits from and depends on strong sales under a major heavy duty truck customer contract, which is due to expire in June 2006. While the near term profits of the OEM business will be missed, Transpro expects that its increased attention to the aftermarket as a result of the merger will more than offset the loss in the longer term.

•	Financial Flexibility: Transpro received $17 million in cash from the sale of its OEM business, and the Modine Aftermarket Business will have $6.3 million in cash and be debt free when it is merged with Transpro. The combined company will be substantially deleveraged when compared to Transpro's balance sheet on a stand-alone basis prior to the transactions, with its debt-to-capital ratio reduced from approximately 50% to 30%, subject to seasonal fluctuations of debt levels. As a result, the combined company will be positioned to more effectively respond to changes in the marketplace, deal with the competitive environment, support product development and address a broader range of growth alternatives, including through potential acquisitions.

•	Financial Prospects: The merger will enable the combined company to operate more effectively than either business could on a stand-alone basis, even after the sale of the OEM business. Following one-time charges of $10 million to $14 million over a 12- to 18-month integration period, the combined company expects recurring full-year cost savings of at least $20 million annually, with additional upside possible, which could not be achieved by either Transpro or the Modine Aftermarket Business on a stand-alone basis. The synergy benefits are expected to result primarily from facility rationalization, manufacturing efficiencies and improved material sourcing. In addition, Transpro expects that the combined company will realize "negative goodwill" in the merger. Transpro presently estimates that the negative goodwill, which will be recalculated at the time of the merger, will be $21 million in 2005. Transpro presently expects to report an operating loss for 2005 given increasing competitive pricing pressures in its business, lower demand for products due to early season mild weather patterns throughout the United States, the reduction of earnings due to the sale of Transpro's OEM business, the performance of the Modine Aftermarket Business in 2004, the expected timing of the merger and integration and restructuring expenses related to the merger. Although Transpro presently expects the one-time benefits of the gain on the OEM sale and negative goodwill to offset the operating loss in the current year, there can be no assurance of this in light of the challenging market conditions that presently exist. With merger synergies and the expected annual cost savings, beginning in 2006, Transpro expects positive operating results even after remaining merger-related integration charges, absent unexpected declines in our markets and possible continuing increases in competitive pricing pressure. Transpro also expects to have enhanced credit, stock market liquidity and public company profile after the merger.

•	Fairness Opinion: Wachovia's opinion that, as of the date of the opinion and based upon and subject to the assumptions, factors and limitations set forth in the opinion, the consideration to be paid by Transpro to Modine Aftermarket Holdings shareholders in the merger is fair, from a financial point of view, to Transpro.

•	Experienced Management Team: The combined company will have an experienced and talented management team representing the extensive experiences of the two companies in the aftermarket business. Transpro's senior executives and operating managers have accomplished significant improvements in operating results over the last four years in the base business, and these experiences will help the combined company unlock the synergies Transpro expects from this combination.

•	Transaction Terms: The other terms of the merger agreement and related transaction documents, including the provisions enabling the Transpro board of directors to engage in discussions with other parties in certain circumstances if a superior offer were to be made.

The Transpro board of directors and the board committee also identified and considered various countervailing factors in its deliberations concerning the merger and related transactions, the most significant of which were the following:

•	Transaction Benefits Are Not Certain: The Modine Aftermarket Business has not performed well, particularly in 2004. Although the terms of the transaction were adjusted in light of this and Transpro believes that the synergies and other benefits expected in the transaction will be substantial, there can be no assurance that the Modine Aftermarket Business's performance will stabilize or improve.

•	Sale of OEM: Despite the fact that certain current contracts of Transpro's former OEM business are expected to end in June 2006, possibly resulting in a negative impact on future results, Transpro's former OEM business, while small, performed well in 2004 and is believed to have good near-term prospects.

•	Time; Potential Disruption: The synergies and other benefits of the merger are not expected to be realized until over a year after the merger occurs, will involve substantial restructuring costs and will require a substantial portion of the time and attention of the combined company's management.

•	Dilution: Modine shareholders will receive a majority of the combined company's common stock, thus substantially diluting the percentage ownership of Transpro shareholders by the shares issued in the merger.

•	Management: Although two senior executives of Modine will join the combined company's board of directors and substantially all of the operating managers of Transpro are expected to remain, no Modine officers or other senior executives will join Transpro in the merger notwithstanding that the combined company will be substantially larger in terms of number of facilities, personnel and customers and will be more geographically dispersed than Transpro is today.

•	Transaction Terms: Transpro has obligations with respect to the non-solicitation of alternative proposals, termination of the merger agreement and payment of a termination fee under certain circumstances described in the merger agreement, and those obligations could discourage potential competing acquirers that might have an interest in acquiring all or a significant part of Transpro.

The foregoing discusses the material factors considered by the Transpro board of directors and is not exhaustive of all factors considered by the Transpro board of directors. Moreover, in view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Transpro board of directors considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the merger agreement. In addition, each member of the Transpro board of directors may have given differing weights to different factors and may have considered other factors in making his or her decision, although all of the foregoing factors were discussed at particular board and committee meetings.

As a result of its consideration of the foregoing factors, the Transpro board of directors has determined that the merger is advisable and in the best interests of Transpro and its shareholders. Accordingly, the Transpro board has unanimously approved the merger agreement and unanimously recommends that Transpro common shareholders vote in favor of the proposal to approve the merger by adopting the merger agreement.

Wachovia's Fairness Opinion

Transpro retained Wachovia to act as a financial advisor in connection with a possible transaction with Modine Aftermarket Holdings to form the combined company. As part of its engagement,

Transpro asked Wachovia to render a fairness opinion relating to the merger. On January 13, 2005, Wachovia delivered an oral opinion to the Transpro board of directors that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration to be paid by Transpro to holders of Modine Aftermarket Holdings common stock in the merger was fair, from a financial point of view, to Transpro. Such oral opinion was subsequently confirmed by the written opinion of Wachovia dated January 13, 2005.

The full text of Wachovia's written opinion is attached as Annex C to this proxy statement/ prospectus-information statement and incorporated by reference. You should read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by Wachovia in rendering its opinion. Wachovia's opinion relates only to the fairness, from a financial point of view, to Transpro of the consideration to be paid by Transpro to the holders of Modine Aftermarket Holdings shares in the merger pursuant to the merger agreement, does not address any other aspect of the proposed merger or any related transaction, including the sale of the OEM business, and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the approval of the merger. The following summary of Wachovia's opinion is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion carefully and in its entirety.

In arriving at its opinion, Wachovia, among other things:

•	reviewed the merger agreement and certain related documents, including the financial terms of the merger;

•	reviewed certain business, financial and other information regarding each of Transpro and Modine Aftermarket Holdings that was publicly available;

•	reviewed certain business, financial and other information regarding Transpro and its prospects that was furnished to Wachovia by, and discussed with, the management of Transpro;

•	reviewed certain business, financial and other information regarding Modine Aftermarket Holdings and its prospects that was furnished to Wachovia by, and discussed with, the management of Modine;

•	reviewed the current and historical market prices of Transpro's common stock;

•	compared the available business, financial and other information regarding each of Transpro and Modine Aftermarket Holdings with similar information regarding certain other publicly traded companies that it deemed relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other business combinations and transactions that it deemed relevant;

•	developed discounted cash flow models for each of Transpro and Modine Aftermarket Holdings based upon estimates provided by the management of each of Transpro and Modine, as to each of Transpro and Modine Aftermarket Holdings;

•	reviewed the potential pro forma impact of the merger on Transpro's financial statements; and

•	considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that it deemed relevant.

In connection with its review, Wachovia relied upon the accuracy and completeness of the financial and other information provided by each of Transpro and Modine, and did not assume any responsibility for any independent verification of such information. With respect to prospective financial information, including post-merger synergies, Wachovia relied on estimates provided by the respective managements of Transpro and Modine and discussed such prospective financial information, as well as the assumptions upon which they were based, with the respective managements of Transpro and Modine. Wachovia assumed that the estimates and judgments expressed by management of each of Transpro and Modine in such prospective financial information had been reasonably formulated and that they were the best currently available estimates and judgments of the respective managements of each of Transpro and Modine regarding such prospective financial information.

Wachovia assumed no responsibility for and expressed no view as to any such prospective financial information or the assumptions upon which it was based. In arriving at its opinion, Wachovia did not incorporate any conclusions as a result of its limited physical inspection of certain of the facilities of Transpro and Modine Aftermarket Holdings and did not make and was not provided with any evaluations or appraisals of the assets or liabilities of either of Transpro or Modine Aftermarket Holdings.

In rendering its opinion, Wachovia assumed that the final form of the merger agreement was substantially identical to the draft it had reviewed prior to giving its oral opinion and that nevertheless any changes contained in the final form were not materially adverse to Transpro. Wachovia also assumed that the merger would be consummated on the terms described in the merger agreement, without waiver of any material terms or conditions, including Modine Aftermarket Holdings having $6.3 million in cash at closing and the completion of the sale of Transpro's OEM business to Modine, and that in the course of obtaining any necessary legal, regulatory or third-party consents or approvals, no restrictions would be imposed that would have a material adverse effect on the merger or other actions contemplated by the merger agreement. The opinion was necessarily based on economic, market, financial and other conditions and the information made available to Wachovia as of the date of the opinion.

Although subsequent developments may affect the opinion, Wachovia does not have any obligation to update, revise or reaffirm the opinion. The opinion did not address the merits of the underlying decision by Transpro to enter into the merger agreement, including the relative merits of the merger compared with other business strategies that may have been considered by Transpro's management or its board of directors. Wachovia did not consider, nor did it express any opinion with respect to, the prices at which Transpro common stock would trade following the announcement of the merger or the prices at which Transpro common stock would trade following the consummation of the merger.

The following is a summary of the material financial analyses performed by Wachovia to arrive at its opinion. Wachovia performed certain procedures, including each of the financial analyses described below, and reviewed with Transpro's board of directors the assumptions upon which such analyses were based, as well as other factors. The summary does not purport to be a complete description of the analyses performed or factors considered by Wachovia in this regard.

Implied Percentage Ownership Analysis

Wachovia used four methodologies to calculate ranges of implied percentage ownership by current shareholders of Transpro in the combined company after the merger. Wachovia compared these ranges of implied percentage ownership to the post-merger ownership of 48.0% of the combined company by current Transpro shareholders pursuant to the merger agreement.

Comparable Publicly Traded Companies Analysis.    Wachovia reviewed and compared certain actual and prospective financial and operating information relating to each of Transpro and Modine Aftermarket Holdings to corresponding actual and prospective (based on estimates contained in publicly available equity research reports) financial and operating information for the following publicly traded companies:

•    ArvinMeritor, Inc.

•    Tenneco Automotive Inc.

•    Standard Motor Products Inc.

•    Spectra Premium Industries

Wachovia selected these companies because they are publicly traded companies that engage in businesses reasonably comparable to those of Transpro and Modine Aftermarket Holdings. Wachovia calculated the multiples of enterprise value to estimated revenue and EBITDA, and multiples of equity value to book value for the calendar year 2004 for each of the comparable companies. The multiple ranges resulting from this analysis are summarized below:

Comparable Publicly Traded Companies Implied Multiple Ranges
Multiple of:	Relevant Range	Mean	Median
Revenue	0.3x-0.6x	0.4x	0.4x
EBITDA	4.0x-5.9x	5.0x	5.2x
Book Value	0.3x-1.5x	1.0x	1.1x

Wachovia applied such ranges of multiples to the corresponding prospective financial information for Transpro and Modine Aftermarket Holdings. This analysis produced ranges of implied equity values for Transpro and Modine Aftermarket Holdings on both a stand-alone basis and a synergy basis. The synergy basis allocated the net present value of estimated synergies of the combined company using a 15% discount rate, which were distributed evenly between the two entities. Wachovia reviewed the synergy basis because synergies were an important part of the transaction rationale. Using the relevant values from the ranges of the implied equity values resulting from the comparable publicly traded companies analysis for each of Transpro and Modine Aftermarket Holdings, Wachovia calculated the following implied percentages of ownership of the combined company by current Transpro shareholders pursuant to the merger agreement:

Implied ownership by current Transpro shareholders

Stand-alone basis ranges	31.9% to 41.4%
Synergy basis ranges	42.1% to 45.8%

None of the comparable publicly traded companies was identical to Transpro or Modine Aftermarket Holdings. Therefore, Wachovia's determination of the range of public market valuation multiples of Transpro and Modine Aftermarket Holdings involved a complex set of considerations and judgments concerning differences in the financial and operating characteristics of Transpro and Modine Aftermarket Holdings and the comparable companies, as well as other factors that could affect their public trading value and the implied ownership of current Transpro shareholders in the combined company pursuant to the merger agreement.

Comparable Transactions Analysis.    Wachovia performed an analysis of selected recent business combinations in the automotive aftermarket industry. Wachovia examined three transactions it considered to be generally comparable, in whole or in part, to the proposed merger. The selected transactions were not intended to be representative of the entire range of possible transactions in the relevant industry.

The transactions examined were (target/acquiring company):

•    Dana Corporation Aftermarket Business/The Cypress Group

•    Prestolite Electric Holding, Inc./First Atlantic Capital

•    United Components Inc./Carlyle Group

Wachovia reviewed the consideration paid in such transactions in terms of the enterprise value of such transactions as a multiple of revenue and EBITDA for the 12-month period prior to the announcement of such transactions. The multiple ranges resulting from this analysis are summarized below:

Comparable Transaction Implied Multiple Range
Multiple of:	Relevant Range	Mean	Median
Revenue	0.4x-0.9x	0.7x	0.9x
EBITDA	5.4x-6.0x	5.7x	5.8x

Wachovia applied such ranges of multiples to the corresponding actual financials for Transpro and Modine Aftermarket Holdings for the 12 months ended September 30, 2004, and, as a result, arrived at ranges of implied equity values for Transpro and Modine Aftermarket Holdings for both the stand-alone basis and synergy basis. Using the relevant values from the ranges of the implied equity values resulting from the comparable transaction analysis for each of Transpro and Modine Aftermarket Holdings, Wachovia calculated the following implied percentages of ownership of the combined company by current Transpro shareholders pursuant to the merger agreement.

Implied ownership by current Transpro shareholders:

Stand-alone basis ranges	27.7% to 35.9%
Synergy basis ranges	41.6% to 43.1%

Although Wachovia compared the values implied by these transactions to the implied valuations for Transpro and Modine Aftermarket Holdings, none of the selected transactions or associated companies was identical to Transpro or Modine Aftermarket Holdings. Accordingly, any analysis of the comparable transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the ownership of the combined company by current Transpro shareholders as compared to the ownership implied by the comparable transactions.

Discounted Cash Flow Analysis.    Wachovia performed a discounted cash flow analysis of each of Transpro and Modine Aftermarket Holdings using base financial estimates for 2005 to 2009 both for the stand-alone basis and the synergy basis. Additionally, Wachovia performed similar analyses using a more conservative set of estimates for Modine Aftermarket Holdings. In this analysis, Wachovia assumed terminal value multiples of 5.0x to 7.0x EBITDA in calendar 2009 and discount rates of 9.0% to 13.0%. Using the relevant values from the ranges of the implied equity values resulting from the discounted cash flow analysis for each of Transpro and Modine Aftermarket Holdings, Wachovia calculated the following implied percentages of ownership of the combined company by current Transpro shareholders after the merger:

Implied ownership by current Transpro shareholders using the base estimates:

Stand-alone basis ranges	45.0% to 55.5%
Synergy basis ranges	48.3% to 52.6%

Implied ownership by current Transpro shareholders using the more conservative estimates:

Stand-alone basis ranges	Not material due to negative equity value
Synergy basis ranges	70.9% to 81.0%

Contribution Analysis.    Wachovia analyzed the pro forma contributions based on revenue, EBITDA, debt, cash and book value of each of Transpro and Modine Aftermarket Holdings to the combined company after the merger for the 12-month period ended September 30, 2004, assuming the merger was consummated as set forth in the merger agreement. Potential synergies and cost savings from the merger were not taken into consideration in this analysis.

This analysis indicated the following percentage contributions of Transpro to the combined company after the merger:

Revenue	49.5%
EBITDA	67.2%
Debt	100.0%
Cash	6.8%
Book Value	38.1%

Analysis of Implied Modine Aftermarket Holdings Enterprise Valuation

Wachovia compared the implied transaction enterprise value to ranges of values determined by using four valuation methodologies. For purposes of determining the enterprise value of Modine

Aftermarket Holdings, Wachovia assumed that 8,141,579 combined company common shares would be issued in the merger. Wachovia determined an enterprise value of $43.8 million by multiplying 8,141,579 Transpro common shares by Transpro's closing share price of $6.15 on January 6, 2005, resulting in an implied equity value of $50.1 million and adding Modine Aftermarket Holdings' net debt (book value of total debt less cash and equivalents) of -$6.3 million.

Comparable Publicly Traded Companies Analysis.    Wachovia reviewed and compared certain actual and prospective financial and operating information relating to Modine Aftermarket Holdings to corresponding actual and prospective (based on estimates contained in publicly available equity research reports) financial and operating information for the following publicly traded companies:

•    ArvinMeritor, Inc.

•    Tenneco Automotive Inc.

•    Standard Motor Products Inc.

•    Spectra Premium Industries

Wachovia selected these companies because they are publicly traded companies that engage in businesses reasonably comparable to those of Modine Aftermarket Holdings. Wachovia calculated the multiples of enterprise value to estimated revenue and EBITDA and multiples of equity value to book value for the calendar years 2003 and 2004 and for the 12-month period ended September 30, 2004 for each of the comparable companies.

Wachovia compared the value implied by the terms of the merger to the values implied by Wachovia's analysis of selected comparable publicly traded companies. The results of this comparison are set forth in the following table:

	Comparable Publicly Traded Companies Implied Value Ranges ($ in millions)
Based on Multiple of:	Relevant Range	Mean	Median
Revenue (enterprise value)	$65.7-$139.1	$102.5	$105.1
EBITDA (enterprise value)	$10.7-$71.0	$27.0	$20.5
Book Value (implied equity value)	$23.8-$164.5	$92.1	$102.5

None of the comparable publicly traded companies was identical to Modine Aftermarket Holdings. Therefore, Wachovia's determination of the range of public market valuation for Modine Aftermarket Holdings involved a complex set of considerations and judgments concerning differences in the financial and operating characteristics of Transpro and Modine Aftermarket Holdings and the comparable companies as well as other factors that could necessarily affect the value of Modine Aftermarket Holdings implied by the terms of the merger as compared to the publicly traded values of the comparable companies.

Comparable Transactions Analysis.    Wachovia performed an analysis of selected recent business combinations in the automotive aftermarket industry. Wachovia examined three transactions that were chosen based on Wachovia's judgment that they were generally comparable, in whole or in part, to the proposed merger. The selected transactions were not intended to be representative of the entire range of possible transactions in the relevant industry.

The transactions examined were (target/acquiring company):

•    Dana Corporation Aftermarket Business/The Cypress Group

•    Prestolite Electric Holding, Inc./First Atlantic Capital

•    United Components Inc./Carlyle Group

Wachovia reviewed the consideration paid in such transactions in terms of the enterprise value of such transactions as a multiple of revenue and EBITDA for the 12-month period prior to the announcement of such transactions. Wachovia compared the value implied by the terms of the merger to the values implied by Wachovia's analysis of selected comparable transactions. The results of this comparison are set forth in the following table:

	Comparable Transaction Implied Value Range ($ in millions)
Based on Multiple of:	Relevant Range	Mean	Median
Revenue (enterprise value)	$95.3-$199.1	$159.4	$183.7
EBITDA (enterprise value)	$20.6-$23.1	$22.0	$22.2

Although Wachovia compared the values implied by these transactions to the implied valuations for Modine Aftermarket Holdings, none of the selected transactions or associated companies was identical to Modine Aftermarket Holdings. Accordingly, any analysis of the comparable transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the value of Modine Aftermarket Holdings implied by the merger versus the values of the companies implied in the comparable transactions.

Discounted Cash Flow Analysis.    Wachovia performed a discounted cash flow analysis of Modine Aftermarket Holdings using the base and more conservative estimates for 2005 to 2009 both for the stand-alone basis and synergy basis. In this analysis, Wachovia assumed terminal value multiples of 5.0x to 7.0x EBITDA in calendar 2009 and discount rates of 9.0% to 13.0%.

The discounted cash flow analysis conducted by Wachovia produced implied enterprise values for Modine Aftermarket Holdings using the base estimates as follows:

Stand-alone basis enterprise valuation	$17.8 to $29.3 million
Synergy basis enterprise valuation	$61.8 to $73.4 million

The discounted cash flow analysis conducted by Wachovia produced implied enterprise values for Modine Aftermarket Holdings using the more conservative estimates as follows:

Stand-alone basis enterprise valuation	–$24.1 to –$29.5 million
Synergy basis enterprise valuation	$14.5 to $19.9 million

Net Working Capital Analysis.    Wachovia performed a net working capital analysis of Modine Aftermarket Holdings, which was an assessment of the value of the most liquid assets of a company. Based on the most recent balance sheet available, Modine Aftermarket Holdings' net working capital was noted to be approximately $68 million, as compared to the implied enterprise value of Modine Aftermarket Holdings of $43.8 million.

Pro Forma Merger Analysis

Wachovia analyzed the pro forma financial impact of the merger on estimated earnings per share of Transpro common stock, among other statistics. Wachovia based its analysis on, among other things:

•    prospective financial information for Transpro based on Transpro management's estimates;

•	prospective financial information for Modine Aftermarket Holdings based on both base and more conservative estimates;

•	estimates of cost savings and operating synergies resulting from the merger jointly developed by the management of Transpro and Modine; and

•	estimates of purchase accounting and other adjustments developed by the management of Transpro.

For the purposes of this analysis, Wachovia included the impact on earnings per share of certain transaction-related expenses and estimated purchase accounting treatment of the merger and the sale of the OEM business. Wachovia determined under these conditions that the merger would be accretive to Transpro's estimated earnings per share for the 2005 and 2006 calendar years for both the base and conservative estimates. The results of the pro forma merger analysis are not necessarily indicative of future operating results or financial position. The actual results achieved by Transpro or the combined company may vary from estimated results and the variations may be material.

General

The summary set forth above is not a complete description of the analyses performed by or data presented by Wachovia. The preparation of an opinion regarding fairness is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Wachovia to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Wachovia was carried out in order to provide a different perspective on the merger and add to the total mix of information available. Wachovia did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be paid by Transpro to holders of Modine Aftermarket Holdings common stock in the merger. Rather, in reaching its conclusion, Wachovia considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Wachovia did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Wachovia believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is exactly comparable to Transpro, Modine Aftermarket Holdings or the merger. In performing its analyses, Wachovia made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Wachovia are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

Wachovia is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia has been engaged to render financial advisory services to Transpro in connection with the merger.

The Transpro board selected Wachovia as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. Pursuant to the terms of the engagement letter with Wachovia, Transpro has agreed to pay Wachovia a transaction fee, the principal portion of which is payable upon completion of the transaction. In addition, Transpro has agreed to reimburse Wachovia for its reasonable and documented expenses, including reasonable attorneys' fees and disbursements, and to indemnify Wachovia and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business, Wachovia and its affiliates may actively trade or hold the securities of either or both of Transpro and Modine for its account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

In addition, Wachovia and its affiliates (including Wachovia Corporation and its affiliates) have had or currently have certain other relationships with each of Transpro and Modine, including a senior lending relationship with Transpro and a senior lending relationship with Modine, which was terminated in 2004, and may perform in the future for Transpro or Modine a variety of investment banking and commercial banking services for which they may receive customary fees.

Regulatory Approvals

U.S. Antitrust Approvals

On February 4, 2005, Transpro and Modine Aftermarket Holdings were notified by the U.S. Department of Justice that they received early termination of the applicable waiting period under the Hart-Scott-Rodino Act.

Other Approvals

The obligations of Transpro and Modine to complete the merger are subject to, among others, the following conditions:

•	the absence of any preliminary or permanent injunction or other order that would make the merger or the spin off unlawful, and consummation of the merger and spin off not being prohibited or made illegal by law; and

•	the receipt of all governmental consents, authorizations, approvals, orders, licenses or permits, unless the failure to obtain such consents, authorizations, approvals, orders, licenses or permits would not have a material adverse effect on Transpro and the Modine Aftermarket Business, or Modine.

Transpro and Modine are not aware of any governmental approvals or actions that are required for consummation of the merger other than as described above. If any other governmental approval or action is required, Transpro, Modine and Modine Aftermarket Holdings will seek that additional approval or action. There can be no assurance, however, that they will be able to obtain any such additional approvals or actions.

Accounting Treatment

Transpro

The merger will be accounted for using the purchase method of accounting and Transpro will be considered the acquirer of Modine Aftermarket Holdings for accounting purposes. Accordingly, the historical financial statements of Transpro will become the historical financial statements of the combined company following the merger. Transpro will establish a new accounting basis for the tangible and specifically identifiable intangible assets and liabilities of the Modine Aftermarket Business based upon their estimated fair values as of the date of the merger. In the merger, it is anticipated that the fair value of the net assets of the Modine Aftermarket Business will exceed the purchase price, resulting in the recording of approximately $44 million of the excess of net assets over total consideration. See "Unaudited Pro Forma Combined Financial Information" (page 65). This excess of net assets over total consideration is first used to write down to zero the book value of any existing intangible and fixed assets. Any remaining excess of net assets over total consideration after this writedown will be included in the determination of net income in the year of the acquisition. A final determination of the fair values referred to above will be made as of the date of the merger. For purposes of disclosing pro forma information in this document, however, Transpro has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision as additional information becomes available.

Modine

Modine expects to classify the Modine Aftermarket Business as a discontinued operation in the quarter in which the transaction closes. At that time, Modine also will record a non-cash, pre-tax charge estimated to be approximately $40-55 million to reflect the difference between the value Modine shareholders receive in the combined company, a function of the stock price of Transpro at the closing, and the net asset value of the Modine Aftermarket Business.

Directors and Management of the Combined Company

The board of directors of the combined company will be divided into three classes, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and

2008, and will have ten members, consisting of six directors from Transpro, Charles E. Johnson, Transpro's President and CEO, Barry R. Banducci, William J. Abraham, Jr., Philip Wm. Colburn, Paul R. Lederer and F. Alan Smith, and four from Modine, Bradley C. Richardson, James R. Rulseh, Vincent L. Martin and Michael T. Yonker. See "Information About the Combined Company— Management and Operations of the Combined Company—Classified Board of Directors" (page 100) for a list of the directors in each class. No director other than Mr. Johnson will be an employee of the combined company.

Transpro's current executive officers will be the executive officers of the combined company in their current positions after the merger.

Restrictions on Resales by Affiliates

The issuance of the shares of combined company common stock to be issued to Modine shareholders, after giving effect to the spin off and the merger, will have been registered under the Securities Act of 1933. Accordingly, the shares of combined company common stock issued in the merger may be traded freely and without restriction by those shareholders not deemed to be affiliates of Modine Aftermarket Holdings. Any subsequent transfer of these shares by any person who is an affiliate of Modine Aftermarket Holdings at the time that Modine, as sole shareholder of Modine Aftermarket Holdings, approved the merger agreement and the merger or who is an affiliate of the combined company will, under existing law, require:

•	the further registration under the Securities Act of the transfer of shares of the combined company's common stock by any such affiliate;

•	compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances); or

•	the availability of another exemption from registration.

An "affiliate" of Modine Aftermarket Holdings or the combined company is a person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with Modine Aftermarket Holdings or the combined company, respectively. These restrictions are expected to apply to the directors and executive officers of Modine, Modine Aftermarket Holdings and the combined company and any other person deemed to be an affiliate for this purpose (and to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest). Stop transfer instructions will be given by the combined company to the transfer agent with respect to the shares of combined company common stock to be received by persons subject to these restrictions, and any certificates for their shares will be appropriately legended.

Modine has agreed in the merger agreement to use its reasonable best efforts to cause each person who, in Modine's reasonable judgment, is an affiliate of Modine Aftermarket Holdings (for purposes of Rule 145 under the Securities Act) to deliver to Transpro a written agreement intended to ensure such compliance with the Securities Act. This proxy statement/prospectus-information statement does not cover resales of combined company common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus-information statement in connection with any resale.

Interests of Certain Persons in the Merger

When considering the recommendation of the Transpro board of directors with respect to the merger, Transpro shareholders should be aware that certain Transpro executive officers and directors have interests in the merger that are different from, or are in addition to, the interests of Transpro shareholders. The Transpro board of directors was aware of the following interests and considered them, among other matters, in making its recommendation:

•	Charles E. Johnson, Barry R. Banducci, William J. Abraham, Jr., Philip Wm. Colburn, Paul R. Lederer and F. Alan Smith, each of whom is currently a director of Transpro, are expected to serve as directors of the combined company following completion of the merger. In addition, Mr. Johnson, Richard A. Wisot, David Albert, Jeffrey L. Jackson and Kenneth T. Flynn, Jr., each of whom is currently an executive officer of Transpro, are expected to serve as executive officers of the combined company following completion of the merger. See "Information About the Combined Company—Management and Operations of the Combined Company" (page 99).

•	Upon the approval of the merger by Transpro's shareholders, all unvested stock options issued under Transpro's 1995 Stock Plan will vest and become exercisable pursuant to their terms whether or not the merger is subsequently completed. The total number of option shares affected thereby would be 187,000, based on the unexercisable outstanding options as of June 9, 2005.

•	Mr. Johnson's existing employment agreement entitles him to the payment of increased severance and other benefits if his employment is terminated by Transpro without "serious cause" or by Mr. Johnson for "good reason" within two years after the merger is approved by Transpro's shareholders. In such circumstance, Mr. Johnson is entitled to a severance payment equal to 2.99 times his base amount (as that term is defined in Section 280G of the Internal Revenue Code). In addition, all of Mr. Johnson's stock options and restricted stock would immediately vest and he would be provided with life, long-term disability and medical, dental and vision insurance coverage and an automobile allowance for three years following his termination. Transpro would not be required to pay excise tax under the provisions of Section 4999 of the Internal Revenue Code. See "Transpro Annual Meeting—Proposal 1. Election of Directors—Employment, Termination of Employment and Change of Control Arrangements" (page 115).

•	The affirmative vote of a majority of the outstanding shares of Transpro common stock entitled to vote on the merger proposal is required to approve the merger by adopting the merger agreement. As of June 9, 2005, Transpro's directors and executive officers and their affiliates, as a group, were entitled to vote 376,449 Transpro common shares, or approximately 5.3% of the outstanding Transpro common shares. Each of Transpro's directors and executive officers has indicated an intent to vote his or her Transpro common shares in favor of the merger.

For a discussion of the ownership of Transpro capital stock and stock options by its directors and executive officers, see "Transpro Annual Meeting—Proposal 1. Election of Directors—Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" (page 117.)

Listing of Combined Company Common Shares

Transpro, Modine and Modine Aftermarket Holdings will use their reasonable best efforts to cause the shares of the combined company's common stock to be issued in the merger to be approved for listing on the American Stock Exchange, subject to official notice of issuance, as of the closing of the merger. The combined company's common shares will trade under the symbol "PLI."

Dissenters' Rights

The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of the provisions of that section and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this document as Annex D and is incorporated into this summary by reference.

Under Delaware law, the common shareholders of Transpro are not entitled to appraisal rights in connection with the merger because no appraisal rights are available for shares of any class or series of stock which, as of the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon any merger agreement, were listed on a national securities exchange. However, holders of Transpro Series B convertible preferred stock are entitled to appraisal rights under Delaware law. Under Section 262, Transpro is required to notify each holder of Transpro Series B convertible preferred stock entitled to appraisal rights that appraisal rights are available at least 20 days before the meeting of shareholders. This proxy statement/prospectus–information statement constitutes notice to holders of Transpro Series B convertible preferred stock of their right to exercise appraisal rights. A holder of Transpro Series B convertible preferred stock must comply with the procedures for demanding appraisal described below in order to perfect appraisal rights with respect to such holder's shares of Transpro Series B convertible preferred stock.

If the merger is completed, each holder of Transpro Series B convertible preferred stock who (1) files written notice with Transpro of an intention to exercise rights of appraisal of his, her or its shares prior to the applicable meeting and (2) follows the procedures set forth in Section 262, will be entitled to be paid by Transpro after the merger the fair value in cash of the shares of Transpro Series B convertible preferred stock. The fair value of Transpro Series B convertible preferred stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger. The shares of Transpro Series B convertible preferred stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the "dissenting shares."

Within ten days after the effective date of the merger, Transpro must mail a notice to all holders of Transpro Series B convertible preferred stock who have complied with clause (1) above notifying those shareholders of the effective date of the merger. Within 120 days after the effective date of the merger, holders of Transpro Series B convertible preferred stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days after the effective date, withdraw their demand for appraisal. Within 120 days after the effective date of the merger, the holders of dissenting shares may also, upon written request, receive from Transpro a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received.

Appraisal rights are available only to the record holder of shares of Transpro's Series B convertible preferred stock. If you wish to exercise appraisal rights but have a beneficial interest in shares of Transpro's Series B convertible preferred stock held of record by or in the name of another person, such as a broker, bank or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

A demand for appraisal should be signed by or on behalf of a holder of Transpro's Series B convertible preferred stock exactly as such holder's name appears on such holder's stock certificates. If such shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if such shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record holder or holders and expressly disclose that the agent is executing the demand as an agent for the record holder or holders. A record holder such as a broker or nominee who holds shares of Transpro's Series B convertible preferred stock as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares of Transpro's Series B convertible preferred stock for which appraisal rights are being demanded. When no number of such shares is stated, the demand will be presumed to cover all such shares of a particular beneficial owner that are held of record by the broker or nominee.

Dissenting shares lose their status as dissenting shares if:

•	the merger is abandoned;

•	the dissenting shareholder fails to make a timely written demand for appraisal;

•	neither Transpro nor the dissenting shareholder files a complaint or intervenes in a pending action within 120 days after the effective date of the merger; or

•	the dissenting shareholder delivers to Transpro, within 60 days after the effective date of the merger, or thereafter with Transpro's approval, a written withdrawal of such shareholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any such shareholder without the approval of the court.

Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event a holder of Transpro Series B convertible preferred stock will be entitled to retain such shares following the merger, subject to the existing terms thereof. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, holders of Transpro Series B convertible preferred stock who are considering exercising appraisal rights should consult their own legal advisors.

Modine shareholders do not have dissenters' rights in connection with the merger.

The Merger Agreement

The following is a summary of the material terms and provisions of the merger agreement, as amended, a composite copy of which is attached as Annex A to this proxy statement/prospectus-information statement and incorporated herein by reference. You are encouraged to read the entire merger agreement.

The merger agreement has been included for your convenience to provide you with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations between Transpro, Modine and Modine Aftermarket Holdings with respect to the merger, it is not intended to be a source of factual, business or operational information about Transpro or Modine. That kind of information can be found elsewhere in this proxy statement/prospectus-information statement and in the other public filings made with the SEC. See "Where You Can Find More Information" beginning on page 134.

The merger agreement contains representations and warranties. The representations and warranties are qualified in their entirety by all of the information that each of Transpro and Modine filed with the SEC prior to the date of the merger agreement, as well as by confidential disclosure schedules each of Transpro and Modine prepared and delivered to the other immediately prior to signing the merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts.

Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, and subsequently developed or new information qualifying a representation or warranty may or may not have been included in a filing with the SEC made since the date of the merger agreement (including in this proxy statement/prospectus-information statement).

The Merger

Under the merger agreement and in accordance with Delaware law and North Carolina law, Modine Aftermarket Holdings will merge with and into Transpro. As a result of the merger, the separate corporate existence of Modine Aftermarket Holdings will terminate and Transpro will continue as the surviving corporation.

Merger Consideration; Conversion of Shares

The merger agreement provides that each share of Modine Aftermarket Holdings common stock outstanding immediately prior to the merger will be converted into a fraction of a share of combined company common stock so that, following the merger, Modine shareholders will beneficially own 52% of the combined company on a fully diluted basis.

When share percentages on a "fully diluted basis" are referred to in this proxy statement/prospectus-information statement with respect to ownership of the combined company, the following are included as outstanding:

•	all outstanding shares of combined company common stock;

•	all shares of combined company common stock issuable upon the exercise or conversion of all options, warrants and other rights to acquire combined company common stock, without regard to vesting requirements, and, with respect to the number of options, calculated using the treasury method; and

•	all shares of combined company common stock issuable upon conversion of the combined company's outstanding Series B convertible preferred stock, assuming that the closing share price of the Transpro common stock on the closing date is the "current market value" for purposes of determining the conversion rate with respect thereto.

Based on the foregoing and outstanding share and option numbers and other facts as of June     , 2005, and assuming that the closing share price of Transpro common stock on the date of the merger is $         per share, which was the closing share price on the last full trading day prior to the filing of this proxy statement/prospectus–information statement, each holder of a share of Modine common stock as of the record date for the spin off would retain their Modine common shares and receive approximately              shares of combined company common stock for each Modine Aftermarket Holdings common share in the merger, resulting in the aggregate issuance of approximately                          shares of combined company common stock. The merger agreement provides that each share of Transpro capital stock and each right to acquire Transpro common stock, including options, that is outstanding immediately prior to the merger will remain an outstanding share of the combined company's capital stock or an outstanding right to acquire combined company common stock, as applicable.

Timing of Closing

The merger will become effective upon the filing of a certificate of merger and articles of merger with the Secretaries of State of the State of Delaware and the State of North Carolina in accordance with Delaware and North Carolina law. Transpro expects to file the certificate of merger and articles of merger as soon as practicable following the satisfaction (or waiver, if permissible) of the conditions to the closing of the merger. A summary of those conditions is set forth below in this summary under the heading "Conditions to the Completion of the Merger." If the conditions to the merger are met, Transpro and Modine currently expect that the merger would be completed early in the third quarter of calendar 2005.

Certificate of Incorporation and By-laws of the Combined Company

As a result of the completion of the merger, the combined company's certificate of incorporation and by-laws will be in the forms attached to this document as Annexes E and F, respectively, except that the increase in authorized common shares provided for in the combined company's certificate of incorporation will not be implemented if Transpro's shareholders do not separately approve the increase. See "Transpro Annual Meeting—Proposal 6. Increase of Authorized Shares" (page 126). For a more complete understanding of the differences between Transpro's current certificate of incorporation and by-laws and the certificate of incorporation and by-laws of the combined company following the merger, see "Comparison of Rights of Transpro, Modine and Combined Company Shareholders— Comparison of Rights of Transpro Shareholders Before and After the Merger" (page 128).

Board of Directors and Executive Officers of the Combined Company

The board of directors of the combined company will be divided into three classes, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008, and will be comprised of ten directors. Six directors of the combined company, Charles E. Johnson, Transpro's president and chief executive officer, Barry R. Banducci, William J. Abraham, Jr., Philip Wm. Colburn, Paul R. Lederer and F. Alan Smith, have been selected from among Transpro's current directors, and four directors, Bradley C. Richardson, James R. Rulseh, Vincent L. Martin and Michael T. Yonker, have been selected by Modine. Transpro's current executive officers will continue as the executive officers of the combined company after the merger.

Name of the Combined Company

The merger agreement provides that the name of the combined company will be selected by Transpro prior to the merger after consultation with Modine. The name of the combined company will be "Proliance International, Inc.," as reflected in the combined company's certificate of incorporation.

Exchange Agent; Procedures for Exchange of Certificates; Fractional Shares

Prior to the completion of the merger, Transpro's transfer agent will be designated to act as the exchange agent for the merger. Following the merger, Transpro will deposit with the exchange agent certificates representing combined company common shares to be issued to Modine Aftermarket Holdings shareholders. The exchange agent will then make the following distribution to Modine shareholders in their capacity as shareholders of Modine Aftermarket Holdings:

•	stock certificates representing combined company common shares to be issued in accordance with the merger agreement as a result of the conversion of the shares of Modine Aftermarket Holdings shares in the merger; and

•	checks representing the amount of cash in lieu of fractional share interests in common stock of the combined company payable to the former Modine Aftermarket Holdings shareholders.

After the effective time of the merger, there will be no transfers on the share transfer books of Modine Aftermarket Holdings of shares of Modine Aftermarket Holdings common stock.

No fractional shares of combined company common stock will be issued to any holder of shares of Modine Aftermarket Holdings common stock upon consummation of the merger. For each fractional share interest that would otherwise be issued to each such shareholder, the exchange agent, on behalf of the combined company, will pay in cash an amount equal to such shareholder's proportionate interest in the net proceeds from the sale or sales in the open market by the exchange agent of the aggregate fractional shares of combined company common stock that otherwise would have been issued in the merger. The exchange agent will sell such aggregate fractional shares at the then prevailing prices on the American Stock Exchange.

Environmental Matters

Transpro agreed to retain all liability for remedial action required to be taken at its Jackson, Mississippi facility from and after the closing of the OEM business sale to the extent necessary to achieve compliance with applicable environmental laws, except that Transpro will not be responsible for remediation of environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the closing of the OEM business sale. Modine will retain all liability for remedial action required to be taken at its Mill, Netherlands facility from and after the merger to the extent necessary to achieve compliance with applicable environmental laws, except that Modine will not be responsible for remediation of environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the merger. Each party has agreed to diligently perform and pay all costs and expenses necessary for the applicable remediation and to indemnify the other party for its losses arising out of the failure of the relevant facility to comply with applicable law (subject to the above exceptions) and the necessary remedial actions.

Working Capital and Inventory

No later than 30 days prior to the scheduled closing of the merger, Modine will deliver to Transpro unaudited estimated financial statements (including a balance sheet) of the Modine Aftermarket Business as of the close of business on the estimated closing date, a schedule of the estimated total cash of the Modine Aftermarket Business as of immediately before the closing, a schedule of the estimated working capital of the Modine Aftermarket Business as of immediately before the closing and an estimate of the inventory of the Modine Aftermarket Business as of immediately before the closing. From the date of delivery until the closing of the merger, Modine has agreed to consult with Transpro in respect of these deliverables, and, as promptly as practicable after the closing, the parties will use their reasonable best efforts to agree on the closing financial statements.

Representations and Warranties

Transpro and Modine have made certain customary representations and warranties in the merger agreement regarding themselves and, in the case of Modine, Modine Aftermarket Holdings. These representations and warranties, which are substantially reciprocal, relate to, among other things:

•	due organization, valid existence, good standing status and corporate power;

•	authorization and validity of the merger agreement and related transaction agreements;

•	consents, approvals and the absence of violations or conflicts;

•	the absence of untrue statements or omissions in this document with respect to the information supplied by each of them;

•	their and their subsidiaries' capitalization;

•	the absence of material events outside of the ordinary course of their businesses since September 30, 2004;

•	the absence of material litigation or any developments in pending or threatened litigation;

•	title to properties and assets and the absence of encumbrances on those properties and assets;

•	filings with the SEC and financial statements;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws and possession of permits required for their operations;

•	the maintenance of insurance coverage;

•	regulatory matters;

•	tax matters;

•	employee benefit matters;

•	intellectual property matters;

•	environmental matters;

•	material contracts;

•	ownership of the other party's common stock;

•	labor relations;

•	customers;

•	state takeover laws and required votes; and

•	opinions of financial advisors.

In addition, Modine has made additional representations to Transpro relating to:

•	the sufficiency of assets to be owned by Modine Aftermarket Holdings following the contribution; and

•	the absence of related party transactions between Modine Aftermarket Holdings, on the one hand, and Modine and its affiliates, on the other hand.

Covenants

Conduct of the Transpro Business Pending the Merger

Except as otherwise provided in the merger agreement or with the prior written consent of Modine, Transpro agreed to, subject to certain exceptions:

•	conduct its business in the ordinary course, in substantially the same manner as conducted before the date of the merger agreement;

•	use all reasonable efforts to preserve its present business organization, keep available the services of its current officers and other key employees and preserve its relationships with customers, suppliers and others having business dealings with its ongoing business;

•	manage its and its subsidiaries working capital in the ordinary course consistent with past practice;

•	refrain from entering into any new material line of business or incurring or committing to any capital expenditure other than in the ordinary course of business consistent with its past practice;

•	refrain from declaring or paying any dividends or making other distributions, or splitting, combining or reclassifying any of its capital stock or repurchasing, redeeming or otherwise acquiring any shares;

•	refrain from amending its or G&O Manufacturing's certificate of incorporation or by-laws;

•	refrain from acquiring any interest in any material business if such act would be required to be approved by the Transpro board of directors under applicable law or is of the type that would be considered by the Transpro board of directors in accordance with its past practice;

•	refrain from making any acquisition that would be required to be approved by the Transpro board of directors under applicable law, is of the type that would be considered by the Transpro board of directors in accordance with its past practice or would have become part of Transpro's OEM business prior to its sale;

•	refrain from selling, leasing, licensing or otherwise encumbering any assets if such act would be required to be approved by the Transpro board of directors under applicable law, is of the type that would be considered by the Transpro board of directors in accordance with its past practice or would have affected Transpro's OEM business prior to its sale;

•	refrain from (a) making any loans, capital contributions or investments or (b) creating, incurring or assuming any indebtedness, issuances of debt securities, guarantees or loans not in existence as of the date of the merger agreement (other than pursuant to its existing credit facility or any renewal or refinancing thereof) if such act would be required to be approved by the Transpro board of directors under applicable law or is of the type that would be considered by the Transpro board of directors in accordance with its past practice; provided, however, that no act described in clause (b) would have been permitted if it related to or would have affected Transpro's OEM business prior to its sale;

•	use its reasonable best efforts not to take any action that would prevent the merger from constituting a tax-free reorganization or cause to be untrue any factual statement or representation made in the IRS private letter rulings; and

•	refrain from agreeing to take any of the actions it has agreed not to take.

Conduct of the Modine Aftermarket Business Pending the Merger

Except as otherwise provided in the merger agreement or with the prior written consent of Transpro, Modine, as to the Modine Aftermarket Business, and Modine Aftermarket Holdings agreed to, subject to certain exceptions:

•	conduct the Modine Aftermarket Business in the ordinary course, in substantially the same manner as conducted before the date of the merger agreement;

•	use all reasonable efforts to preserve their present business organizations, keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers and others having business dealings with the Modine Aftermarket Business;

•	manage the working capital of the Modine Aftermarket Business in the ordinary course consistent with past practice;

•	refrain from entering into any new material line of business or incurring or committing to any capital expenditure other than in the ordinary course of business consistent with past practice, and subject to certain exceptions;

•	refrain from declaring or paying any dividends or making other distributions, or splitting, combining or reclassifying any of the capital stock of Modine Aftermarket Holdings or repurchasing, redeeming or otherwise acquiring any such shares;

•	following the spin off and prior to the closing, refrain from issuing, delivering, selling, pledging or otherwise encumbering any shares of Modine Aftermarket Holdings' capital stock or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares or enter into any commitment or arrangement or agreement to do so;

•	refrain from amending Modine Aftermarket Holdings' articles of incorporation, by-laws or other governing documents;

•	refrain from acquiring any interest in any business that would be a part of the Modine Aftermarket Business;

•	refrain from selling, leasing, licensing or otherwise encumbering any assets that are part of the Modine Aftermarket Business;

•	refrain from making any loans, capital contributions or investments in any person that will be included in the Modine Aftermarket Business or creating, incurring or assuming any indebtedness, issuances of debt securities, guarantees or loans not in existence on the date of the merger agreement that will be included in the liabilities of the Modine Aftermarket Business;

•	use their reasonable best efforts not to take any action that would prevent the merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Internal Revenue Code or cause to be untrue any factual statement or representation made in support of the IRS private letter rulings;

•	unless required by law or an existing agreement and except in the ordinary course consistent with past practice, refrain from increasing the compensation or employee benefits of any director or employee in the Modine Aftermarket Business, paying any pension, retirement, savings or profit sharing allowance to an employee of the Modine Aftermarket Business or entering into any contract with any Modine Aftermarket Business employee regarding employment, compensation or benefits or increasing or committing to increase any employee benefits, issuing any additional options or accelerating the vesting of, or the lapsing restrictions with respect to, any stock options or stock-based compensation;

•	except as required by a governmental entity or changes to GAAP, refrain from making any material change in any accounting method in effect at January 1, 2004 that applies to the Modine Aftermarket Business or changing any fiscal year or making any material tax election or compromising any material income tax liability with respect to matters for which Modine Aftermarket Holdings would be liable after the spin off, other than in the ordinary course consistent with past practice;

•	refrain from entering into any contract that will limit or otherwise restrict the combined company from engaging or competing in any line of business in any geographic area;

•	refrain from agreeing to take any of the actions it has agreed not to take; and

•	cause Modine Aftermarket Holdings to refrain from engaging in any business other than the Modine Aftermarket Business as conducted at the time the merger agreement was signed.

Certain Covenants and Agreements

Each of Modine, Modine Aftermarket Holdings and Transpro agreed to use its reasonable best efforts to:

•	cause the conditions to the spin off and the merger to be satisfied and to comply fully with all applicable notification, reporting and other requirements under any law or order including under respective antitrust laws;

•	obtain, as soon as practicable, the authorizations and third party consents that may be or become necessary for the performance of obligations under the merger agreement, the ancillary agreements and the consummation of the transactions contemplated therein and cooperate fully in promptly seeking to obtain such authorizations and third party consents; and

•	resolve any objections asserted with respect to the spin off or the merger under any antitrust law, except that nothing will require any party to sell or otherwise dispose of any of the assets of the Modine Aftermarket Business or any assets of Transpro if the selling party's board of directors determines in good faith that such a sale would have a material adverse effect on the combined company's business.

In addition, the merger agreement also contains covenants relating to:

•	the parties conferring with each other on a regular basis and reporting on operational, financial and other business matters;

•	modifying the structure, sequence or timing of the transactions in order to ensure the tax-free nature of the transactions and their proposed tax and accounting treatments;

•	confidentiality;

•	cooperation in litigation and tax matters;

•	access to information;

•	public announcements and communications with respect to employees, customers and suppliers with respect to the merger agreement and the transactions contemplated by the merger agreement;

•	solicitation of employees;

•	the preparation of this proxy statement/prospectus-information statement;

•	notification of certain communications or actions relating to the transactions;

•	efforts to list the combined company's shares to be issued in the merger;

•	efforts to complete the spin off on the closing date and the sale of Transpro's OEM business prior to the merger;

•	five-year standstills by Transpro and Modine with respect to Modine and Transpro and the combined company, respectively;

•	canceling intercompany accounts between Modine and the Modine Aftermarket Business; and

•	indemnification for losses arising out of information provided by each party for inclusion in this proxy statement/prospectus-information statement.

Working Capital

Following the merger, the combined company will have the right to verify the financial statements, total cash, working capital and inventory of the Modine Aftermarket Business. In the event that the total cash of the Modine Aftermarket Business as of the time of the merger is greater than or less than $6.3 million, Transpro or Modine, as applicable, will pay the other the amount of such overage or shortfall, respectively. In addition, Modine will pay the combined company for any damages suffered as a result of Modine's breach of its covenant to operate the Modine Aftermarket Business in the ordinary course prior to the closing of the merger.

No Shop

Under the terms of the merger agreement, subject to certain exceptions, Transpro has agreed to discontinue any discussions or negotiations conducted before the date of the merger agreement, and,

prior to closing, to not solicit or encourage any inquiries, proposals or negotiations, regarding a competing transaction involving a merger or other similar transaction involving Transpro that is conditioned on the termination of the merger agreement or could reasonably be expected to preclude or materially delay the completion of the merger.

Under the terms of the merger agreement, subject to certain exceptions, Modine has agreed to discontinue any discussions or negotiations conducted before the date of the merger agreement, and, prior to the closing, to not solicit or encourage any inquiries, proposals or negotiations, regarding a competing transaction involving a merger or other similar transaction involving Modine or the Modine Aftermarket Business that is conditioned on the termination of the merger agreement or could reasonably be expected to preclude or materially delay the completion of the merger.

Notwithstanding the foregoing, however, each party will be permitted to engage in discussions and negotiations and provide confidential information to a third party in response to a bona fide written offer regarding such a competing transaction if:

•	in the case of Transpro, Transpro's shareholder approval has not been given;

•	such party's board of directors has determined that there is a reasonable likelihood that the competing transaction is on terms that would, if consummated, result in a transaction more favorable to its shareholders;

•	such party's board of directors determines in good faith, after consultation with counsel, that such action is required by its fiduciary duties;

•	prior to providing any information to the third party, such party receives an executed confidentiality agreement containing terms substantially the same as those contained in the confidentiality agreement between Modine and Transpro; and

•	prior to providing any information to the third party, such party notifies the other of the receipt of such inquiry or proposal.

The foregoing rights will not permit either party to terminate the merger agreement. In addition, Transpro may publicly disclose any information its board of directors determines, after consultation with counsel, is required to be disclosed by law and may change its recommendation in favor of the merger if it determines that such action is required by its fiduciary duties.

Transpro and Modine will promptly notify each other of the receipt of any inquiry or proposal relating to an alternative transaction to the Merger, including the identity of the person submitting such inquiry or proposal.

Non-Competition

Subject to limited exceptions, for five years after the merger, Modine will not directly or indirectly engage in the business of designing, manufacturing, marketing, packaging and distributing thermal management products and systems to be supplied as replacement parts through the vehicular, off-highway and industrial aftermarkets anywhere in North America, South America and Western, Central and Eastern Europe without the prior consent of the combined company.

If, during such five-year period, Modine acquires any entity that is engaged in the restricted business and that has annual revenue attributable to the restricted business in excess of 30% of its consolidated revenue or $50 million for its last completed fiscal year, then Modine will offer to sell its interests in such entity to the combined company on terms and conditions that are no less favorable to the combined company than the terms pursuant to which Modine consummated such acquisition.

Conditions to the Completion of the Merger

Conditions to Both Parties' Obligations.    The completion of the merger is subject to a number of conditions, including the following mutual conditions, each of which must be waived or satisfied prior to the closing:

•	the adoption of the merger agreement by Transpro's common shareholders;

•	the absence of a preliminary or permanent injunction or order that would make the consummation of the transactions contemplated by the merger agreement, the contribution agreement, the acquisition agreement relating to Transpro's OEM business or any related commercial agreements unlawful, and the consummation of such transactions must not be prohibited or made illegal by law;

•	the authorization of the combined company common stock to be issued in the merger for listing on the American Stock Exchange, subject to official notice of issuance;

•	the effectiveness of the Form S-4 registration statement, of which this document is a part, in accordance with the Securities Act, no stop order suspending the effectiveness of the Form S-4 having been issued by the SEC, no proceedings for that purpose having been initiated by the SEC and not concluded or withdrawn and the receipt of all state securities or blue sky authorizations necessary to carry out the transactions;

•	the termination or expiration of all applicable waiting periods under the Hart-Scott-Rodino Act;

•	the receipt of all material authorizations of or filings with any governmental entity required in connection with the transactions contemplated by either the merger agreement, the contribution agreement, the acquisition agreement relating to Transpro's OEM business or any related commercial agreements, except where the failure to receive such authorizations or make such filings would not have a material adverse effect on the Modine Aftermarket Business and Transpro, taken as a whole, or Modine and its subsidiaries, taken as a whole;

•	if required, the receipt of any required confirmation from the European Commission that the merger is compatible with the common market; and

•	the delivery of customary letters from independent accountants. This condition was waived by Transpro and Modine on June 16, 2005.

Conditions to Transpro's Obligations.    Transpro's obligation to complete the merger is subject to the satisfaction, or waiver by Transpro, of each of the following conditions:

•	Modine's performance in all material respects of all of its covenants under the merger agreement, the contribution agreement, the acquisition agreement relating to Transpro's OEM business and the related commercial agreements to be performed before the merger;

•	the representations and warranties of Modine in the merger agreement (assuming none of them contained any materiality or material adverse effect qualifications) being true and correct on the date of the merger agreement, except where the failure of such representations and warranties to be true and correct in all respects would not in the aggregate have an aftermarket material adverse effect;

•	certain identified representations and warranties of Modine in the merger agreement (assuming none of them contained any materiality or material adverse effect qualifications) being true and correct on the closing of the merger, except where the failure of such representations and warranties to be true and correct in all respects would not in the aggregate have an aftermarket material adverse effect;

•	Transpro's receipt of a certificate from Modine dated as of the closing date confirming that the conditions described in the three previous bullet points have been satisfied;

•	the November 16, 2004 IRS ruling not having been withdrawn or modified by the IRS in any material respect and the receipt of a favorable supplemental IRS ruling, which was received on April 26, 2005;

•	there not occurring any change, effect, event, occurrence or state of facts that has had or could reasonably be expected to have an aftermarket material adverse effect arising from or relating to a breach (which will include certain criminal indictments, SEC enforcement actions and public announcements of restatements or fraud) by Modine or Modine Aftermarket Holdings of any of its representations, warranties and covenants in the merger agreement or any other agreement described in this document that results from an act or omission of Modine or Modine Aftermarket Holdings;

•	the consummation of the spin off and the sale of Transpro's OEM business to Modine;

•	the receipt of any identified third party consents;

•	Modine Aftermarket Holdings and its subsidiaries having at least $6.3 million in cash as of the closing; and

•	the due execution and delivery of the contribution agreement, the acquisition agreement relating to Transpro's OEM business and the other agreements contemplated by the merger agreement and such agreements.

An aftermarket material adverse effect is a material adverse effect on:

•	the business, financial condition or results of operations of the Modine Aftermarket Business taken as a whole;

•	the ability of Modine or Modine Aftermarket Holdings to consummate the merger on a timely basis;

•	the ability of Modine or Modine Aftermarket Holdings to perform their respective obligations under the merger agreement, the contribution agreement, the acquisition agreement relating to Transpro's OEM business and the related commercial agreements on a timely basis; or

•	the ability of Modine or Modine Aftermarket Holdings to consummate the other transactions described in this document on a timely basis.

Conditions to Modine's and Modine Aftermarket Holdings' Obligations.    Modine's and Modine Aftermarket Holdings' obligation to complete the merger is subject to the satisfaction, or waiver by Modine, of each of the following conditions:

•	Transpro's performance in all material respects of all of its covenants under the merger agreement, the contribution agreement, the acquisition agreement relating to Transpro's OEM business and the related commercial agreements to be performed before the merger;

•	the representations and warranties of Transpro in the merger agreement (assuming none of them contained any materiality or material adverse effect qualifications) being true and correct on the date of the merger agreement, except where the failure of such representations and warranties to be true and correct in all respects would not in the aggregate have a Transpro material adverse effect;

•	certain identified representations and warranties of Transpro in the merger agreement (assuming none of them contained any materiality or material adverse effect qualifications) being true and correct on the closing of the merger, except where the failure of such representations and warranties to be true and correct in all respects would not in the aggregate have a Transpro material adverse effect;

•	Modine's receipt of a certificate from Transpro dated as of the closing date confirming that the conditions described in the three previous bullet points have been satisfied;

•	the November 16, 2004 IRS ruling not having been withdrawn or modified by the IRS in any material respect and the receipt of a favorable supplemental IRS ruling, which was received on April 26, 2005;

•	there not occurring any change, effect, event, occurrence or state of facts that has had or could reasonably be expected to have a Transpro material adverse effect arising from or relating to a breach (which will include certain criminal indictments, SEC enforcement actions and public announcements of restatements or fraud) by Transpro of any of its representations, warranties and covenants in the merger agreement or any other agreement described in this document that results from an act or omission of Transpro;

•	the consummation of the spin off and the sale of Transpro's OEM business to Modine;

•	the receipt of any identified third party consents; and

•	the due execution and delivery of the contribution agreement, the acquisition agreement relating to Transpro's OEM business and the other agreements contemplated by the merger agreement and such agreements.

A Transpro material adverse effect is a material adverse effect on:

•	the business, financial condition or results of operations of Transpro and its subsidiaries taken as a whole;

•	the ability of Transpro to consummate the merger on a timely basis;

•	the ability of Transpro to perform its obligations under the merger agreement, the contribution agreement, the acquisition agreement relating to Transpro's OEM business and the related commercial agreements on a timely basis; or

•	the ability of Transpro to consummate the other transactions described in this document on a timely basis.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the merger:

•	by the mutual written consent of Modine and Transpro;

•	by either Modine or Transpro, if:

•	any order by a governmental entity preventing or prohibiting consummation of the transactions contemplated by the merger agreement, the contribution agreement, the acquisition agreement relating to Transpro's OEM business or any related commercial agreements is final and nonappealable;

•	the merger is not completed prior to July 31, 2005, unless such failure is due to the material breach of the merger agreement by the party seeking to terminate the merger agreement; or

•	a majority of Transpro's common shareholders fail to adopt the merger agreement;

•	by Transpro, if:

•	assuming Transpro is not then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, Modine or Modine Aftermarket Holdings breaches any of its representations, warranties, covenants or agreements contained in the merger agreement or the contribution agreement such that any of the conditions described in the first, second or third bullet point under "The Transactions—The Merger Agreement—Conditions to the Completion of the Merger—Conditions to Transpro's Obligations" could not be satisfied, and such breach or condition has not been cured within 30 days following receipt by Modine of notice of that breach; or

•	assuming Transpro is not then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, the condition described in the sixth bullet point under "The Transactions—The Merger Agreement—Conditions to the Completion of the Merger—Conditions to Transpro's Obligations" is incapable of being satisfied.

•	by Modine, if:

•	assuming Modine is not then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, Transpro breaches any of its representations, warranties, covenants, or agreements contained in the merger agreement or the acquisition agreement relating to Transpro's OEM business such that any of the conditions described in the first, second or third bullet points under "The Transactions—The Merger Agreement—Conditions to the Completion of the Merger—Conditions to Modine's and Modine Aftermarket Holdings' Obligations" could not be satisfied, and such breach or condition has not been cured within 30 days following receipt by Transpro of notice of that breach;

•	assuming Modine is not then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, the condition described in the sixth bullet point under "The Transactions—The Merger Agreement—Conditions to the Completion of the Merger—Conditions to Modine's and Modine Aftermarket Holdings' Obligations" is incapable of being satisfied; or

•	Transpro's board of directors modifies or withdraws its recommendation that Transpro's shareholders adopt the merger agreement or fails to confirm such recommendation within seven business days after Modine's request to do so.

Effect of Termination; Termination Fees

If Transpro or Modine terminates the merger agreement in accordance with the provisions described above, the merger agreement will become void and Modine or Transpro will have no liability, except to the extent the termination results from the willful and material breach by Modine or Transpro of any of its covenants or agreements set forth in the merger agreement.

Transpro has agreed to pay Modine a termination fee of $2.5 million in the following circumstances:

•	Modine or Transpro has terminated the merger agreement because the merger has not been completed by July 31, 2005; or

•	Modine has terminated the merger agreement because Transpro's board of directors has modified or withdrawn its recommendation that Transpro's common shareholders adopt the merger agreement or has failed to confirm such recommendation within seven business days after Modine's request to do so;

and, in each such case, a competing transaction with respect to Transpro has been communicated to Transpro's board of directors prior to such termination and not withdrawn. Such fee will be payable only if Transpro enters into an agreement providing for such a competing transaction or a third party acquires a majority of Transpro's common stock, in either case within 12 months after the date of termination.

Modine has agreed to pay Transpro a termination fee of $2.5 million if Modine or Transpro has terminated the merger agreement because the merger has not been completed by July 31, 2005 and a competing transaction with respect to Modine has been communicated to Modine's board of directors prior to such termination and not withdrawn. Such fee will be payable only if Modine enters into an agreement providing for such a competing transaction or a third party acquires a majority of Modine's common stock, in either case within 12 months after the date of termination.

Fees and Expenses

If the merger is not consummated, Transpro will bear all of its own expenses, Modine will bear all of its own expenses and each of Transpro and Modine will be responsible for one-half of the basic deal costs, consisting of filing fees paid under antitrust filings or in connection with the filing of the registration statement of which this proxy statement/prospectus-information statement forms a part with the SEC and the printing and mailing of this proxy statement/prospectus-information statement.

If the merger is consummated, each of the combined company and Modine will be responsible for one-half of the basic deal costs described above. In addition, the combined company will reimburse Modine for its other out-of-pocket third party costs and expenses up to an amount not to exceed Transpro's out-of-pocket third party costs and expenses, in each case excluding certain accounting, environmental and relocation costs and expenses.

Prior to closing, Modine will cause Modine Aftermarket Holdings to take all actions necessary to relocate all of the Modine Aftermarket Business assets that are located at Modine's Racine, Wisconsin facility on the date of the merger agreement to another Racine, Wisconsin location mutually acceptable to Modine and Transpro. All costs of the relocation will be paid by Modine Aftermarket Holdings prior to the merger, except that pre-closing rent paid in respect of the new location will constitute out-of-pocket expenses of Modine for purposes of the preceding paragraph.

Amendment

Subject to applicable law, the merger agreement may be amended at any time by the written agreement of each of Transpro, Modine and Modine Aftermarket Holdings, except that after that approval of the transaction by the Transpro shareholders, no amendment will be permitted without further approval by the Transpro shareholders if such amendment would require further approval of the Transpro shareholders under applicable law.

Governing Law

The merger agreement and the related transaction documents are governed by the laws of the State of Delaware.

The Spin Off

In connection with the merger, Modine and Modine, Inc. will contribute their aftermarket businesses to Modine Aftermarket Holdings pursuant to the terms of the contribution agreement summarized below. After the contribution and immediately prior to the merger, Modine will spin off Modine Aftermarket Holdings by distributing all of the Modine Aftermarket Holdings common shares to Modine shareholders on a pro rata basis. Modine Aftermarket Holdings will then be merged with and into Transpro in accordance with the terms of the merger agreement.

The Contribution Agreement

The following is a summary of the material terms and provisions of the contribution agreement, which is attached as Annex B to this proxy statement/prospectus-information statement and incorporated herein by reference. You are encouraged to read the entire contribution agreement.

Contribution of the Modine Aftermarket Business and the Assumption of Liabilities

Under the terms of the contribution agreement, prior to the spin off of Modine Aftermarket Holdings, Modine and Modine, Inc. will contribute to Modine Aftermarket Holdings all of their right, title and interest in the assets owned by them that principally relate to the Modine Aftermarket Business. Modine Aftermarket Holdings will assume all liabilities of the Modine Aftermarket Business with certain exceptions, and Modine and Modine, Inc. will retain all liabilities relating to the Modine Aftermarket Business not specifically assumed in the contribution agreement.

The Modine Aftermarket Business assets include:

•	the books and records primarily related to the Modine Aftermarket Business;

•	all contracts (other than to the extent that such contracts relate to excluded assets or excluded liabilities) related principally to the Modine Aftermarket Business;

•	all tangible personal property (including all plants, machinery and equipment, except for inventory) related to and used principally in the Modine Aftermarket Business;

•	all trademarks, service marks, registrations, trade names, logos, slogans and applications used exclusively in the Modine Aftermarket Business;

•	all right, title and interest in or to certain parcels of land utilized principally in the Modine Aftermarket Business, including any buildings, structures and improvements situated on such land;

•	all spare parts, raw materials, finished products, goods in-process and supplies that are used principally in connection with the Modine Aftermarket Business;

•	all permits, approvals and licenses from any governmental entity related to the Modine Aftermarket Business;

•	certain domain names used exclusively in the Modine Aftermarket Business;

•	the capital stock of Nederlandse Radiateuren Fabriek B.V. (NRF), Manufacturera Mexicana de Partes S.A. de C.V. (MexPar) and Modine National Sales Ltd., together with their respective assets;

•	patents and non-patented formulations, trade secrets, know-how, software and other technology used exclusively in the Modine Aftermarket Business;

•	all accounts and notes receivable of the Modine Aftermarket Business;

•	all prepaid claims and other prepaid expense items and deferred charges, credits, advance payments and security and other deposits relating to the conduct of the Modine Aftermarket Business;

•	all rights to manufacturers' warranties and indemnities with respect to any of the assets of the Modine Aftermarket Business;

•	all bank accounts and bank account numbers, telephone and facsimile numbers and electronic mail addresses, in each case, used or held for use principally in the Modine Aftermarket Business;

•	all rights pertaining to any causes of action, lawsuits, judgments, claims, demands, counterclaims, set-offs or defenses they may have with respect to the assets or liabilities of the Modine Aftermarket Business assumed by Modine Aftermarket Holdings; and

•	all other assets, properties and rights of every kind and nature owned by Modine and Modine, Inc. or any of their subsidiaries or in which such persons have an interest on the date of the merger (but only to the extent of such interest), whether or not specifically referred to in the contribution agreement, that in each case relate principally to the Modine Aftermarket Business or are of the nature set forth in certain of the financial statements of the Modine Aftermarket Business.

The Modine Aftermarket Business assets being contributed and transferred to Modine Aftermarket Holdings specifically exclude the following:

•	insurance policies pertaining to the assets of the Modine Aftermarket Business;

•	all rights which Modine and Modine, Inc. retain under the merger agreement, the acquisition agreement relating to Transpro's OEM business and the related commercial agreements;

•	claims for refunds of taxes paid by Modine relating to periods prior to closing;

•	all intercompany contracts; and

•	certain shared information technology not used exclusively by the Modine Aftermarket Business.

The liabilities being assumed by Modine Aftermarket Holdings include:

•	all liabilities for product liability and product warranty for products of the Modine Aftermarket Business;

•	all environmental costs and liabilities related to the Modine Aftermarket Business, except as described under "The Transactions—The Merger Agreement—Environmental Matters" (page 45);

•	all income tax liabilities related to the post-closing operation of the Modine Aftermarket Business or the post-closing ownership of the assets of the Modine Aftermarket Business;

•	all non-income tax liabilities related to the Modine Aftermarket Business;

•	all liabilities pursuant to any note, bond, mortgage, lease, agreement or other legally binding instrument related to the Modine Aftermarket Business;

•	all liabilities for returns of Modine Aftermarket Business products shipped before the closing but returned after the closing;

•	a portion of the repayment obligations under Modine's line of credit for purposes of reimbursing Modine for certain of its transaction expenses required to be reimbursed by Transpro under the merger agreement as described under "The Transactions—The Merger Agreement—Fees and Expenses" (page 54);

•	all obligations and liabilities arising out of current and future actions against Modine to the extent relating to the Modine Aftermarket Business, except to the extent that Modine has agreed to discharge such liabilities;

•	liabilities or obligations of Modine with respect to employees of the Modine Aftermarket Business pursuant to the benefit plans of NRF and MexPar being assumed by Transpro; and

•	all other liabilities and obligations of every kind and nature of Modine and Modine, Inc. or any of their subsidiaries (other than for income taxes), whether or not specifically referred to in the contribution agreement, that in each case relate principally to the Modine Aftermarket Business and are of the nature set forth in certain of the financial statements of the Modine Aftermarket Business.

Modine will retain all of the liabilities and obligations of the Modine Aftermarket Business not expressly assumed by Modine Aftermarket Holdings in the contribution agreement, such as income tax liabilities related to the pre-closing operation and ownership of the Aftermarket Assets (except as set forth in the tax sharing agreement) and liabilities pursuant to all Modine employee benefit plans, subject to limited exceptions for benefit plans of NRF and MexPar.

Representations and Warranties

The contribution agreement contains representations and warranties by Modine and Modine, Inc. relating to:

•	due organization, valid existence and good standing;

•	authorization and validity of the contribution agreement;

•	consents, approvals and the absence of violation or conflicts; and

•	title to properties and assets and sufficiency of assets.

Covenants

In the contribution agreement, Modine, Modine, Inc., Modine Aftermarket Holdings and Transpro have agreed, among other things, that:

•	for a period of five years after the merger, Modine and Modine, Inc. will, in the defense of any third-party action relating to the Modine Aftermarket Business, make available all personnel and records of the Modine Aftermarket Business reasonably necessary to permit the effective defense or investigation of such action;

•	duties, expenses and responsibilities with respect to the assignment of intellectual property will be allocated among them;

•	immediately prior to the merger, and subject to certain exceptions, employees of the Modine Aftermarket Business that are not employed by Modine Aftermarket Holdings will be terminated and offered employment by Modine Aftermarket Holdings;

•	Modine Aftermarket Holdings will withdraw from Modine's benefit plans and Modine will retain responsibility for obligations arising to employees of the Modine Aftermarket Business under such benefit plans;

•	employees of the Modine Aftermarket Business will be provided benefits under the combined company's employee plans on substantially similar terms as those provided by the combined company to similarly situated employees and will be credited for purposes of eligibility, pre-existing condition limitations and contributions under the combined company's benefit plans for service with the Modine Aftermarket Business prior to the closing of the merger;

•	the combined company will pay severance benefits in accordance with Modine's severance plans in place as of the closing of the merger with respect to Modine Aftermarket Business employees who are terminated prior to the first anniversary of the merger;

•	Modine Aftermarket Holdings will assume responsibility for all returns of products of the Modine Aftermarket Business shipped prior to, but returned after, the merger, as well as all products of the Modine Aftermarket Business shipped after the merger; and

•	Modine and Modine, Inc. will assist Modine Aftermarket Holdings in asserting claims for recovery under Modine insurance policies for damages suffered by Modine Aftermarket Holdings relating to or resulting from the conduct of the Modine Aftermarket Business prior to the merger.

Indemnification

Modine and Modine, Inc. will indemnify Modine Aftermarket Holdings and its affiliates for damages relating to or arising out of any claim by a third party with respect to:

•	the conduct by Modine or Modine, Inc. of any business other than the Modine Aftermarket Business;

•	the failure by Modine or Modine, Inc. to perform any covenants under the contribution agreement or the merger agreement after the merger; and

•	the liabilities of the Modine Aftermarket Business that are not being assumed by Modine Aftermarket Holdings.

Modine Aftermarket Holdings will indemnify Modine and its affiliates for damages relating to or arising out of any claim by a third party with respect to:

•	the conduct of the Modine Aftermarket Business whether prior to or after the merger, except that Modine Aftermarket Holdings generally will only indemnify for taxes arising in connection with the conduct of the Modine Aftermarket Business to the extent required by the tax sharing agreement described under "The Transactions—Ancillary Agreements Relating to the Spin Off and Merger—Tax Sharing Agreement" (page 59);

•	the failure by Transpro or Modine Aftermarket Holdings to perform any covenants under the contribution agreement or the merger agreement after the merger; and

•	the liabilities of the Modine Aftermarket Business that are being assumed by Modine Aftermarket Holdings, including liabilities for taxes other than income taxes arising out of the pre-closing operation or ownership of the Modine Aftermarket Business.

Manner of Effecting the Spin Off

On the closing date of the merger but prior to the merger, Modine will deliver to the Modine transfer agent a global share certificate representing a number of shares of Modine Aftermarket Holdings common stock that equals the total number of shares of Modine common stock outstanding on the business day prior to the effective date of the merger, the record date for the spin off. Until the closing of the merger, Modine's transfer agent will hold the shares of Modine Aftermarket Holdings' common stock represented by the global share certificate as nominee on behalf of and for the benefit of the Modine shareholders as of the record date.

Modine shareholders will not be required to pay for shares of Modine Aftermarket Holdings common stock received in the spin off, or to surrender or exchange shares of Modine common stock or take any other action, in order to be entitled to receive Modine Aftermarket Holdings common stock or the combined company common stock into which the shares of Modine Aftermarket

Holdings common stock will be converted in the merger. All shares of Modine Aftermarket Holdings common stock issued in the spin off will be immediately converted in the merger into the right to receive a fraction of a share of combined company common stock in exchange for each share of Modine Aftermarket Holdings common stock so that, following the merger, Modine shareholders will beneficially own 52% of the combined company on a fully diluted basis. See "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43) for a description of the calculation of share percentages "on a fully diluted basis" under the merger agreement. After the merger, all Modine Aftermarket Holdings shares will be canceled and will cease to exist and Modine shareholders will not have any rights in the shares of Modine Aftermarket Holdings common stock other than the right to receive shares of combined company common stock as described above.

The spin off of Modine Aftermarket Holdings common stock will not affect the number of outstanding shares of Modine common stock. Modine shareholders should retain their certificates representing Modine common stock.

No Trading Market

Modine Aftermarket Holdings common stock distributed in the spin off will be delivered to the transfer agent, Wells Fargo Bank, N.A. Until the closing, the transfer agent will hold such shares as nominee on behalf of and for the benefit of the Modine shareholders as of the record date in their capacity as Modine Aftermarket Holdings shareholders, such shares are not transferable and the transfer agent may not deliver any such shares to any Modine Aftermarket Holdings shareholder.

Ancillary Agreements Relating to the Spin Off and Merger

Transpro and Modine will enter into the following agreements which will govern various interim and ongoing relationships between Modine and the combined company:

•	a tax sharing agreement;

•	an aftermarket license agreement;

•	an aftermarket supply agreement; and

•	an aftermarket transition services agreement.

The material terms of these agreements are summarized below.

Tax Sharing Agreement

Under the terms of the tax sharing agreement, Modine will be responsible for and will indemnify Transpro and Modine Aftermarket Holdings for any liability for:

•	income taxes of Modine Aftermarket Holdings with respect to all taxable periods ending on or before the date of the spin off;

•	any taxes of Modine or a member of its consolidated group imposed upon Modine Aftermarket Holdings by reason of Modine Aftermarket Holdings being severally liable for such taxes; and

•	any taxes arising in respect of the conduct of any other business of Modine.

Transpro will be responsible for and will indemnify Modine for any liability for:

•	taxes of Modine Aftermarket Holdings resulting from any event occurring after the spin off outside the ordinary course of business or not specifically contemplated by the merger agreement or resulting from any breach of any obligation or covenant of Transpro or Modine Aftermarket Holdings under the tax sharing agreement;

•	any liability for income taxes of Transpro and Modine Aftermarket Holdings for any period after the merger; and

•	any liability for non-income taxes related to the Modine Aftermarket Business.

Transpro will also indemnify Modine for any taxes resulting from actions of Transpro which cause the spin off or the merger to be taxable to Modine unless Modine consents to such actions. In addition, Transpro will agree not to take actions that are inconsistent with Transpro's factual statements or representations made in Transpro's representations letter to Modine in connection with the IRS rulings or that cause the spin off to become taxable to Modine without obtaining either an unqualified opinion of an independent nationally recognized tax counsel that such actions will not cause the spin off to become taxable or Modine's consent.

Aftermarket License Agreement

Under the terms of the license agreement, Modine will grant the combined company the nonexclusive, royalty-free right and license to use certain marks for a five-year period to commercialize the manufacture and sale of Modine Aftermarket Business products and certain products manufactured by Transpro prior to the merger. In addition, Modine will grant the combined company the nonexclusive, royalty-free right and license to use certain patents to commercialize the manufacture and sale of Modine Aftermarket Business products and certain products manufactured by Transpro prior to the merger for so long as any of the products are covered by a valid and enforceable claim of such licensed patents. Subject to certain limitations, Transpro will also be entitled to the right to use labeling, packaging and promotional materials bearing Modine's marks for up to two years following the end of the license term.

Aftermarket Supply Agreement

Under the terms of the aftermarket supply agreement to be entered into among Modine, Transpro and Modine Aftermarket Holdings on the spin off date, Modine will sell to the combined company certain products relating to the Modine Aftermarket Business that the combined company may order from time to time after the merger.

Aftermarket Transition Services Agreement

Under the terms of the aftermarket transition services agreement, Modine will provide to the combined company certain specified transitional services relating to the Modine Aftermarket Business. These services generally will be provided for one to two years after the merger, subject to the right of the combined company to extend the term of such services for an additional period.

OEM Business Sale

In connection with the merger, Transpro agreed to sell to Modine the heavy duty heat exchange original equipment manufacturing business that Transpro conducted through its subsidiary G&O Manufacturing. G&O Manufacturing engages in the design, manufacture and sale of radiators, radiator cores, charge air coolers, charge air cooler cores, engine cooling systems and related thermal management products and sells such products and systems to original equipment manufacturers. Effective March 1, 2005, Transpro sold all of the common stock of G&O Manufacturing to Modine for $17 million in cash pursuant to the terms of the OEM acquisition agreement.

The key terms of the OEM acquisition agreement include the following:

•	For five years after the closing and subject to certain exceptions, Transpro and, after the merger, the combined company will not directly or indirectly engage in the OEM business as conducted by G&O Manufacturing as of the closing in North or South America or in Western, Central or Eastern Europe. If, during such five-year period, Transpro or the combined company acquires any entity that is engaged in such restricted business and that has annual revenue attributable to the restricted business in excess of 30% of its consolidated revenue or $15 million for its last completed fiscal year, then Transpro or the combined company will offer to sell its interest in such entity to Modine on terms and conditions no less favorable than the terms pursuant to which Transpro consummated such acquisition;

•	employees of the OEM business will be treated by Modine in the same manner that Transpro will treat the employees of the Modine Aftermarket Business as described in "The Transactions—The Spin Off—The Contribution Agreement—Covenants" (page 57);

•	Transpro will indemnify Modine with respect to the OEM business on substantially the same terms as Modine and Modine, Inc. will indemnify Modine Aftermarket Holdings under the contribution agreement as described in "The Transactions—The Spin Off—The Contribution Agreement—Indemnification" (page 58) and the tax sharing agreement as described in "The Transactions—Ancillary Agreements Relating to the Spin Off and Merger—Tax Sharing Agreement" (page 59);

•	Modine will indemnify Transpro with respect to the OEM business on substantially the same terms as Modine Aftermarket Holdings will indemnify Modine under the contribution agreement as described in "The Transactions—The Spin Off—The Contribution Agreement—Indemnification" (page 58) and the tax sharing agreement as described in "The Transactions—Ancillary Agreements Relating to the Spin Off and Merger—Tax Sharing Agreement" (page 59);

•	Transpro and Modine will indemnify each other with respect to certain income taxes due as a result of the Internal Revenue Code Section 338(h)(10) election that is made under the OEM acquisition agreement; and

•	at the closing of the sale of the OEM business, Transpro, Modine and G&O Manufacturing entered into an OEM license agreement, OEM supply agreement and OEM transition services agreement on substantially the same terms as the aftermarket license agreement, aftermarket supply agreement and aftermarket transition services agreement described in "The Transactions—Ancillary Agreements Relating to the Spin Off and Merger" (page 59). Transpro, Modine and G&O Manufacturing also entered into an OEM employee lease agreement pursuant to which Transpro agreed to lease certain employees to G&O Manufacturing for a limited period of time.

Other terms and provisions governing the sale of the OEM business to Modine are substantially similar to the terms and provisions governing the sale of the Modine Aftermarket Business to Transpro pursuant to the merger agreement and contribution agreement.

U.S. FEDERAL INCOME TAX CONSEQUENCES
OF THE SPIN OFF AND THE MERGER

The following discusses the material U.S. federal income tax consequences of the spin off and the merger to Transpro, Modine, Modine Aftermarket Holdings and shareholders who hold Transpro common stock or Modine common stock as a capital asset. The discussion which follows is based on the Internal Revenue Code, Treasury regulations issued under the Internal Revenue Code and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement/prospectus-information statement, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the spin off and the merger will be consummated in accordance with the contribution agreement and the merger agreement and as further described in this proxy statement/prospectus-information statement and in the requests for rulings submitted by Modine to the Internal Revenue Service. This summary is not a complete description of all of the consequences of the spin off and merger and, in particular, may not address U.S. federal income tax considerations applicable to Transpro shareholders and Modine shareholders subject to special treatment under U.S. federal income tax law. Shareholders subject to special treatment include, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold Transpro common stock or Modine common stock as part of a "hedge," "straddle," "conversion" or "constructive sale" transaction. In addition, no information is provided in this proxy statement/prospectus-information statement with respect to the tax consequences of the spin off and merger under applicable foreign or state or local laws.

Transpro shareholders and Modine shareholders are urged to consult with their tax advisors regarding the tax consequences of the spin off and the merger to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

Consummation of the spin off and merger is conditioned upon the ruling from the IRS dated November 16, 2004 to the effect that the spin off will qualify as a reorganization under Sections 355 and 368 of the Internal Revenue Code and that the merger will qualify as a reorganization under Section 368 of the Internal Revenue Code not being modified or withdrawn in any material respect and the receipt of a favorable supplemental IRS ruling, which was received on April 26, 2005. While the IRS rulings generally are binding on the IRS, the IRS rulings are based on, among other things, current law and certain representations as to factual matters made by, among others, Transpro, Modine and Modine Aftermarket Holdings, which, if incorrect, could jeopardize the validity of the IRS rulings.

Assuming the IRS rulings are not withdrawn or modified in any material respect, the material U.S. federal income tax consequences of the spin off will be as described below:

•	Modine and Modine Aftermarket Holdings will not recognize any taxable gain or loss upon the contribution of the Modine Aftermarket Business to Modine Aftermarket Holdings or the distribution of the Modine Aftermarket Holdings common stock to Modine shareholders in connection with the spin off;

•	no taxable gain or loss will be recognized by a Modine shareholder solely as the result of the receipt of Modine Aftermarket Holdings common stock in the spin off;

•	the aggregate tax basis of the Modine common stock and Modine Aftermarket Holdings common stock in the hands of each Modine shareholder immediately after the distribution of the Modine Aftermarket Holdings common stock to Modine shareholders in connection with the spin off will be the same as the aggregate tax basis of the Modine common stock held by that shareholder immediately before the distribution, allocated between the common stock of Modine and Modine Aftermarket Holdings in proportion to their relative fair market values on the date the Modine Aftermarket Holdings common stock is distributed to Modine shareholders; and

•	the holding period of Modine Aftermarket Holdings common stock received by each Modine shareholder will include the holding period of its Modine common stock, provided that its Modine common stock is held as a capital asset on the date the Modine Aftermarket Holdings common stock is distributed to Modine shareholders.

If, contrary to the representations made to the IRS in requesting its rulings, the spin off constitutes part of a "plan" pursuant to which 50% or more of Modine or Transpro (as the successor to Modine Aftermarket Holdings) is acquired, then the distribution of Modine Aftermarket Holdings common stock to Modine shareholders in connection with the spin off may be disqualified as a tax-free transaction to Modine under Section 355(e) of the Internal Revenue Code even if the spin off otherwise qualifies as a reorganization and distribution within the meaning of Sections 355 and 368 of the Internal Revenue Code. For this purpose, the merger will be treated as resulting in a deemed acquisition by Transpro shareholders of approximately 47% of Modine Aftermarket Holdings common stock, which represents the percentage of outstanding shares, not on a fully diluted basis, of the combined company that will be held by Transpro shareholders immediately after the merger. The process for determining whether a 50% or greater change of ownership as part of a "plan" has occurred under the tax rules is complex, inherently factual, and subject to the interpretation of the facts and circumstances of a particular case. If an acquisition of Modine stock or combined company stock were held to trigger the application of Section 355(e), Modine would recognize taxable gain, if any, as described above but the spin off would generally be tax-free to each Modine shareholder. Under the tax sharing agreement to be entered into among Modine, Modine Aftermarket Holdings and Transpro, the combined company would be required to indemnify Modine against tax on that taxable gain if it were triggered by certain actions by the combined company (including its subsidiaries) not consented to by Modine. See "The Transactions—Ancillary Agreements Relating to the Spin Off and Merger—Tax Sharing Agreement" (page 59).

Assuming the IRS rulings are not withdrawn or modified in any material respect, the material U.S. federal income tax consequences of the merger are as follows:

•	Modine Aftermarket Holdings will not recognize any taxable gain or loss in the merger;

•	no taxable gain or loss will be recognized by a Modine shareholder solely as a result of the receipt of combined company common stock in exchange for the shareholder's Modine Aftermarket Holdings common stock in the merger;

•	cash received by a Modine shareholder in lieu of a fractional share interest in common stock of the combined company will be treated as received in redemption of that fractional share interest, and such a shareholder generally will recognize taxable gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the shares of Modine Aftermarket Holdings common stock allocable to that fractional share interest in combined company common stock. This gain or loss generally will be long-term capital gain or loss if the holding period for the Modine Aftermarket Holdings common stock (as determined above) is greater than one year at the effective time of the merger;

•	the tax basis of the combined company common stock received by each Modine shareholder immediately after the merger (including fractional share interests deemed received and redeemed as described above) will be the same as the tax basis of the shares of Modine Aftermarket Holdings common stock surrendered by that shareholder in exchange for combined company common stock (as determined immediately following the distribution of Modine Aftermarket Holdings common stock to Modine shareholders); and

•	the holding period of combined company common stock (including any fractional share interest to which the shareholder may be entitled) received by each Modine shareholder in the merger will include the holding period of its Modine Aftermarket Holdings common stock, provided that its Modine Aftermarket Holdings common stock is held as a capital asset on the date of the merger.

Following the spin off and merger, information with respect to the allocation of tax basis among Modine common stock, Modine Aftermarket Holdings common stock and combined company common stock will be made available to the holders of Modine common stock.

The material U.S. federal income tax consequences of the merger to Transpro and Transpro's shareholders are as follows:

•	Transpro will not recognize any taxable gain or loss in the merger;

•	no taxable gain or loss will be recognized by a Transpro common shareholder, or by a holder of Transpro Series B convertible preferred stock who does not exercise his or her appraisal rights and exchange such Series B convertible preferred stock for cash, in the merger because no such Transpro shareholder is exchanging any property in the merger; and

•	any holder of Transpro Series B convertible preferred stock who exercises his or her appraisal rights and exchanges such Series B convertible preferred stock for cash generally will realize a taxable gain or loss on the exchange measured by the difference between the amount of cash received and the tax basis of the Series B convertible preferred stock exchanged. This gain or loss generally will be long-term capital gain or loss if the holding period for the Series B convertible preferred stock is greater than one year at the time of the exchange.

Each of Transpro and Modine may waive, in its sole discretion, the IRS ruling condition to its obligation to complete the merger. If Transpro or Modine waives this condition and the U.S. federal income tax consequences to Transpro shareholders are materially different than as described in this proxy statement/prospectus-information statement, Transpro will amend and recirculate this proxy statement/prospectus-information statement to its shareholders and resolicit their proxies. Neither Transpro nor Modine currently intends to waive either of these conditions to their respective obligations to complete the merger.

The foregoing is only a summary of material U.S. federal income tax consequences of the spin off and the merger under current law and is intended for general information only. Each Transpro shareholder and Modine shareholder should consult its, his or her tax advisor as to the particular consequences of the spin off and merger to such person, including the application of state, local and foreign tax laws, and as to possible prospective or retroactive changes in tax law that may affect the tax consequences described above.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The tables on page 66 set forth Transpro's results of operations for the twelve months ended December 31, 2004 and the three months ended March 31, 2005 as if the merger had occurred on January 1, 2004. The results for the three months ended March 31, 2005 reflect the Transpro results from continuing operations for that period combined with the Modine Aftermarket Business results for the three months ended January 26, 2005. This quarterly reporting period for the Modine Aftermarket Business has been used in order to comply with the SEC pro forma reporting requirements. Sales and net loss of $28.5 million and ($2.0) million, respectively, for the months of November and December, 2004 are also included in the combined results for the twelve months ended December 31, 2004. Presented on page 68 is Transpro's balance sheet at March 31, 2005 combined with the Modine Aftermarket Business's balance sheet at December 26, 2004. The pro forma combined financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company's results of operations. The pro forma combined financial information includes adjustments to record the assets and liabilities of the Modine Aftermarket Business at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed. The pro forma combined financial statements do not currently include any adjustments to reflect any of the restructuring costs expected to be incurred in order to combine the operations of Transpro and the Modine Aftermarket Business or the anticipated benefits from these actions. These restructuring costs will result from actions taken with respect to both Transpro and Modine Aftermarket Business operations, facilities and associates. The charges will be recorded based upon the nature and timing of these integration actions. The pro forma financial statements do not reflect any of the synergistic benefits expected by management to be realized in the merger and have been prepared assuming that the holder of the preferred stock does not exercise his dissenters' rights. If these rights were exercised, it would result in the elimination of preferred stock and an increase in the borrowings under Transpro's revolving credit agreement. The pro forma combined financial information should be read together with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Transpro and the Modine Aftermarket Business incorporated by reference or appearing elsewhere in this proxy statement/prospectus–information statement.

The unaudited pro forma combined financial information described above is being provided for illustrative purposes only. The companies may have performed differently had they actually been combined during the periods presented. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies been combined during the periods presented or of the future results that the combined company will experience.

Unaudited Pro Forma Combined Statement of Operations
For the year ended December 31, 2004
(in thousands, except per share amounts)

	Transpro, Inc.(a)	Modine Aftermarket Business (b)	Pro Forma Adjustments		Combined Pro Forma
Net sales	$218,433	$211,708	—		$430,141
Cost of sales	174,575	146,385	3,928	(c)	324,888
Gross margin	43,858	65,323	(3,928)		105,253
Selling, general and administrative expenses	39,987	69,263	(9,313	)(c)	99,937
Restructuring and other special charges	—	(49)	—		(49)
Operating income (loss) from continuing operations	3,871	(3,891)	5,385		5,365
Interest expense	4,812	104	—		4,916
Other (income) expense, net	—	(126)	—		(126)
(Loss) income before taxes from continuing operations	(941)	(3,869)	5,385		575
Income tax (benefit) provision	(621)	(2,668)	4,989	(d)	1,700
(Loss) income from continuing operations	$(320)	$(1,201)	$396		$(1,125)
(Loss) income per common share from continuing operations:
Basic	$(0.05)				$(0.08)
Diluted	$(0.05)				$(0.08)
Weighted average common shares:
Basic	7,106		8,139	(e)	15,245
Diluted	7,106		8,139	(e)	15,245

Unaudited Pro Forma Combined Statement of Operations
For the three months ended March 31, 2005
(in thousands, except per share amounts)

	Transpro, Inc.(a)	Modine Aftermarket Business(b)	Pro Forma Adjustments		Combined Pro Forma
Net sales	$48,308	$43,504			$91,812
Cost of sales	39,341	31,386	1,085	(f)	71,812
Gross margin	8,967	12,118	(1,085)		20,000
Selling, general and administrative expenses	10,575	16,908	(2,363	)(f)	25,120
Restructuring and other special charges	262	—	—		262
Operating (loss) income from continuing operations	(1,870)	(4,790)	1,278		(5,382)
Interest expense	1,457	7	—		1,464
Other (income), net	—	(39)	—		(39)
(Loss) income from continuing operations before taxes	(3,327)	(4,758)	1,278		(6,807)
Income tax (benefit) provision	(1,055)	(2,146)	3,268	(d)	67
(Loss) from continuing operations	$(2,272)	$(2,612)	($1,990)		$(6,874)
(Loss) from continuing operations per common share:
Basic	$(0.32)				$(0.45)
Diluted	$(0.32)				$(0.45)
Weighted average common shares:
Basic	7,107		8,139	(e)	15,246
Diluted	7,107		8,139	(e)	15,246

See Notes to Unaudited Pro Forma Combined Statements of Operations.

Notes to Unaudited Pro Forma Combined Statements of Operations

(a)	Information reflects results of continuing operations derived from the historical SEC filings of Transpro. Transpro's reporting year end is December 31. Transpro's results for the year ended December 31, 2004 have been derived from Transpro's Form 8-K filed with the SEC on June 15, 2005, annexed to this proxy statement/prospectus-information statement.

(b)	The amounts included in the annual operating results represent the unaudited information for the Modine Aftermarket Business for the 12 months ended December 26, 2004. The Modine Aftermarket Business was reported as part of Modine, which utilizes a March 31 fiscal year end. Results for the Modine Aftermarket Business for the three months ended January 26, 2005 are combined with Transpro's results for the three months ended March 31, 2005. This quarterly reporting period for the Modine Aftermarket Business has been used in order to comply with the SEC pro forma reporting requirements. Sales and net loss of $28.5 million and ($2.0) million, respectively, for the months of November and December 2004 are also included in the combined results for the twelve months ended December 31, 2004.

(c)	Represents the reclassification of certain Modine Aftermarket Business expenses from selling, general and administrative expense in order to comply with Transpro methods of accounting ($8.0 million). This impact has been reduced by the amount which would have been capitalized into inventory ($0.2 million). Depreciation expense for the Modine Aftermarket Business has been reduced to zero in order to reflect the application of negative goodwill as a result of purchase accounting ($3.9 million in cost of sales; $1.3 million in selling, general and administrative expenses). The amounts presented do not include the effect of the fair value adjustment made to inventory.

(d)	Represents a tax provision on the foreign pretax income generated by the entries above. The U.S. federal income tax benefit reported by the Modine Aftermarket Business for the period has also been reversed due to the fact that Transpro has recorded a tax valuation reserve.

(e)	Represents the shares to be issued to Modine shareholders as a result of the merger assuming a Transpro share price of $6.22, the average closing price of Transpro common stock for the two days before and after the merger agreement was announced, and 7,512,964 fully diluted shares of Transpro. The actual number of shares to be issued to Modine shareholders, which will be calculated as set forth in "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43), is not expected to be significantly different than the number used in this pro forma.

(f)	Represents the reclassification of certain Modine Aftermarket Business expenses from selling, general and administrative expense in order to comply with Transpro methods of accounting ($2.0 million). This impact has been reduced by $0.1 million representing the amount which would have been capitalized into inventory. Depreciation expense for the Modine Aftermarket Business has been reduced to zero in order to reflect the application of negative goodwill as a result of purchase accounting ($0.9 million in cost of sales; $0.4 million in selling, general and administrative expenses). The amounts presented do not include the effect of the fair value adjustment made to inventory.

Unaudited Pro Forma Combined Balance Sheet
March 31, 2005
(in thousands)

	Transpro, Inc. (a)	Modine Aftermarket Business (b)	Pro Forma Adjustments		Combined Pro Forma
ASSETS
Current assets:
Cash and equivalents	$423	$7,712	$(1,412	)(c6)	$6,723
Accounts receivable, net	38,066	26,857	—		64,923
Inventories, net	77,936	67,063	7,457	(c8),(c9)	152,456
Other current assets	2,462	3,188	—		5,650
Total current assets	118,887	104,820	6,045		229,752
Net property, plant and equipment	18,718	23,431	(23,431	)(c5),(c11)	18,718
Other assets	6,003	932	(2,236	)(c2)	4,699
Total assets	$143,608	$129,183	$(19,622)		$253,169
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Revolving credit debt and current portion of long-term debt	$36,908	$—	$—		$36,908
Accounts payable	33,612	9,981	—		43,593
Accrued liabilities	16,212	15,870	9,884	(c3),(c4),(c7),(c10)	41,966
Total current liabilities	86,732	25,851	9,884		122,467
Long-term liabilities:
Long-term debt	1,035	—	—		1,035
Other long-term liabilities	6,536	3,196	(890	)(c4)	8,842
Total long-term liabilities	7,571	3,196	(890)		9,877
Commitments and contingent liabilities:
Stockholders' equity:
Preferred stock	—	—	—		—
Common stock	71	—	81	(c1)	152
Paid in capital	55,052	—	50,544	(c1)	105,596
Retained earnings	606	—	20,895	(c12)	21,501
Accumulated other comprehensive loss	(6,409)	—	—		(6,409)
Parent equity in subsidiary	—	100,136	(100,136	)(c)	—
Treasury stock	(15)	—	—		(15)
Total stockholders' equity	49,305	100,136	(28,616)		120,825
Total liabilities and stockholders' equity	$143,608	$129,183	$(19,622)		$253,169
See Notes to Unaudited Pro Forma Combined Balance Sheet.

Notes to Unaudited Pro Forma Combined Balance Sheet
(amounts in thousands, except share data)

(a)	Information was derived from the historical SEC filings of Transpro at March 31, 2005.
(b)	Represents the unaudited assets and liabilities for the Modine Aftermarket Business as of December 26, 2004 as developed by Modine. Amounts receivable from and payable to affiliates have been included in Modine equity as required by the merger agreement.
(c)	This adjustment reflects a preliminary allocation of the purchase price to the identifiable net assets acquired and the excess to negative goodwill.
	(c1)	Issuance of 8,139,044 shares of Transpro common stock to Modine shareholders valued at $6.22 per share, the average closing price of Transpro common stock for the two days before and after the merger agreement was announced. The actual number of shares to be issued to Modine shareholders, which will be calculated as set forth in "The Transactions—The Merger Agreement—Merger Consideration; Conversion of Shares" (page 43), is not expected to be significantly different than the number used in this pro forma.
		Common stock	$81
		Paid in capital	50,544
		Total value	$50,625
	(c2)	Transaction costs incurred by Transpro through March 31, 2005	2,236
	(c3)	Additional estimated Transpro transaction costs to be incurred	1,364
		Estimated total consideration	$54,225
	Preliminary estimate of Modine Aftermarket Business net assets acquired:
		Modine Aftermarket Business net assets at December 31, 2004	$100,136
	Adjustments:
	(c4)	Estimated adjustment to exclude liabilities not assumed by Transpro per the merger agreement ($444 current, $890 long-term)	1,334
	(c5)	Adjustment to include additional assets per the merger agreement	103
	(c6)	Cash in excess of $6.3 million repaid to Modine	(1,412)
	(c7)	Adjustment to reflect liability for Modine transaction costs as required by the merger agreement	(3,364)
	(c8)	Preliminary estimate of adjustment to fair value of inventory	4,387
	(c9)	Adjustment to capitalize into inventory certain Modine Aftermarket Business expenses in order to comply with Transpro methods of accounting	3,070
	(c10)	Accrual for estimated restructuring charges associated with Modine Aftermarket Business locations and employees. Restructuring costs which are not included on the opening balance sheet will be charged to operating results as incurred	(5,600)
		Estimated net assets acquired	$98,654
	Preliminary estimate representing the excess of net assets over total consideration		$44,429
	(c11)	Write-down property, plant and equipment of Modine Aftermarket Business to zero	$23,534
	(c12)	Negative goodwill to be recorded in income in connection with the acquisition included in results of operations in the initial year after the acquisition	$20,895

INFORMATION ABOUT THE MODINE AFTERMARKET BUSINESS

Overview

The Modine Aftermarket Business specializes in the manufacture and distribution of engine cooling and passenger compartment heating and cooling components for the automotive aftermarket. The Modine Aftermarket Business is currently conducted primarily by Modine and its direct and indirect subsidiaries in the following geographical markets:

Name	Geographical Market
Modine Aftermarket Holdings, Inc.	United States
Modine National Sales Ltd.	Canada
NRF	Europe
MexPar	Mexico and Central America

To serve vehicle owners, the Modine Aftermarket Business's replacement thermal management products and systems are available through a variety of market channels. The installer channel includes thousands of body shops, repair garages and car dealerships. Radiator shops, parts jobbers, specialty warehouse distributors and national automotive parts stores also distribute these products. The Modine Aftermarket Business's replacement thermal management products and systems include complete radiators, radiator cores, air-conditioning condensers and evaporators, heaters, oil coolers and charge-air coolers. A full line of air conditioning parts is sold under the AirPro Quality Parts® brand, primarily in the U.S.

Products

Complete Radiators

The Modine Aftermarket Business offers an increasing line of replacement radiators for thousands of vehicle models dating back to 1960. The line includes more than 1,000 complete models in the U.S., almost 10% of which were added in 2004. These radiators are sold under the Modine® brand as well as the Pro Series™ brand. Coverage is available for cars, light trucks, vans and sport utility vehicles, both imports and domestics. The Modine Aftermarket Business's radiators are designed for each vehicle's specific engine-cooling needs and are manufactured using current technology. Currently, radiators are the Modine Aftermarket Business's best selling product. Complete radiators are also sold across Western Europe under the NRF™ brand, and in Mexico and Central America through MexPar.

Radiator Cores

The Modine Aftermarket Business manufactures and catalogs more than 2,000 automotive and light-truck replacement radiator cores in the U.S., each of which is built to meet specific engine cooling needs. NRF and MexPar manufacture and sell radiator cores in Europe and Mexico, respectively.

Heavy Duty Cores and Radiators

The Modine Aftermarket Business manufactures thousands of replacement cores for large trucks and a variety of off-road, industrial and agricultural equipment in the U.S., Europe and Mexico. Most cores are made to order for specific customer applications. The Modine Aftermarket Business offers complete replacement radiators for these heavy duty vehicles.

Replacement Heaters

The Modine Aftermarket Business offers more than 325 models of replacement heaters for thousands of domestic and import cars and light trucks in the U.S. Heaters are sold on a more limited basis in Europe and in Mexico.

Charge-Air Coolers and Cores

The Modine Aftermarket Business distributes replacement charge-air cooler cores for rebuilding in a wide range of Class 7 and Class 8 trucks (large on-highway tractor trailer trucks) and other diesel powered vehicles.

Air Conditioning Parts

The Modine Aftermarket Business markets a full line of replacement air conditioning parts for passenger car and light truck applications, including compressors, clutches, condensers, evaporators, dryer and accumulators, expansion valves, fittings, hoses, blower motors, cooling fans, switches, refrigerants, tools and equipment. The AirPro Quality Parts® brand of replacement thermal products is sold in the U.S. and provides coverage for domestic and import passenger cars, pickups, vans and SUVs from the 1960s to the present. Some air conditioning parts are also sold in Europe.

Original Equipment Parts

The Modine Aftermarket Business sells a limited volume of products to OEMs in the U.S., Europe and Mexico. These parts include radiators, oil coolers and marine coolers.

Customers

The Modine Aftermarket Business sells its products to more than 20,000 commercial customers. While the Modine Aftermarket Business sells to large national accounts such as National Automotive Parts Association, or NAPA, specialty warehouse distributors, installers and radiator shops comprise a majority of its customer base. The Modine Aftermarket Business's largest customer during the last three full fiscal years was NAPA, which accounted for approximately 11%, 11% and 9% of net sales for fiscal 2004, 2003 and 2002, respectively. No other customer individually represented more than 10% of net sales in any of the years reported and none is expected to for the 2005 fiscal year.

Sales and Marketing

To serve the vehicular aftermarket and the air products market, the Modine Aftermarket Business has approximately 100 branch locations across the United States. There are ten branch distribution facilities located in Europe and eight located in Mexico and Central America. Nineteen district managers and four area managers oversee these branches along with a marketing group responsible for customer relations, promotions and customer and employee training and support. Modine Aftermarket Business employees who staff these branches take orders from local customers, generally over the phone or by fax, and supply product to those customers from locally warehoused product. Consistent with industry practice, the Modine Aftermarket Business offers customers sales incentive programs, including volume discounts, sales rebates and advertising and marketing allowances. The sales and marketing functions for NRF and MexPar are each supported through their local organizations, with little overlap into the U.S.

In addition, the Modine Aftermarket Business supplies products to specialty warehouse distributors and national accounts that redistribute products through their own distribution systems. These products are generally ordered and shipped from warehouse locations located in Kansas City, Missouri and Orlando, Florida.

Competition

The vehicular aftermarket is intensely competitive. During the last five years and for two primary reasons, the traditional automotive aftermarket served by the Modine Aftermarket Business has experienced significant downward pricing pressure. First, improved vehicle original equipment quality and reliability have reduced the frequency of component replacements. Second, the U.S. aftermarket distribution channels have changed. Large national retailers have grown through chains of aftermarket parts stores. Warehouse distributor companies previously were strong market participants in many regions but have declined over the past several years due to market pricing pressures and acquisitions by larger competitors. The number of traditional radiator shops has also declined as vehicle repairs are now performed by more full service repair shops.

The Modine Aftermarket Business faces competition from two primary sources. First, there are a number of companies with greater resources than the Modine Aftermarket Business that supply radiators to the U.S. aftermarket. Second, the number of foreign competitors supplying the U.S. aftermarket has grown due to relatively low barriers to entry. Many of these foreign competitors are also supplying aftermarket products in Europe and Mexico. The foreign suppliers' lower priced products exert downward pricing pressure on all channels of the market and result in excess capacity and increasing costs for aftermarket producers like the Modine Aftermarket Business.

In connection with its U.S. air conditioning parts aftermarket business, the Modine Aftermarket Business faces many of the same competitive forces that apply to the radiator aftermarket business. A relatively small group of suppliers participate in the U.S. air conditioning parts aftermarket business. Declining prices and increased competition from new foreign sources have led to dramatic changes over the past several years in the market for air conditioning compressors and other air conditioning parts such as condensers, hoses, receivers, switches, heaters and evaporators. Prices for air conditioning compressors have declined in the U.S. aftermarket over the past several years as the supply of these compressors has shifted from remanufactured compressors to new domestic compressors, and most recently, to new foreign-manufactured compressors.

Manufacturing

The Modine Aftermarket Business manufactures most of the complete radiators which it sells in the U.S. market at its plant located in Emporia, Kansas. The Emporia plant manufactures complete radiators (both copper-brass and aluminum-plastic designs), produces some radiator component parts and packages radiators. The Modine Aftermarket Business also operates four regional manufacturing service centers in the U.S. that service the passenger car, industrial equipment and heavy duty aftermarket. These service centers can manufacture radiator cores for virtually any application in the passenger car, heavy duty trucks and industrial equipment aftermarket. The Modine Aftermarket Business's Ferris, Texas facility manufactures low volume air conditioning parts.

In Europe, the main radiator manufacturing facility is located in Mill, The Netherlands. The Mill plant manufacturing processes are very similar to the Emporia plant. The Modine Aftermarket Business also operates three regional manufacturing facilities in Spain, England, and France.

Through its main manufacturing facility in Mexico City, the Modine Aftermarket Business produces copper-brass radiators and radiator component parts for the Mexican market, and exports radiators for U.S. distribution. The Modine Aftermarket Business also has four smaller regional manufacturing facilities in Mexico and El Salvador.

Raw Materials and Suppliers

The principal raw materials used by the Modine Aftermarket Business are copper, brass and aluminum. In addition, heater cores, air conditioning parts and complete radiators for the Modine Aftermarket Business are generally available from numerous sources.

Seasonality

The Modine Aftermarket Business is seasonal due to weather patterns. The Modine Aftermarket Business experiences greater demand in its first and second fiscal quarters (April through September) because the demand for replacement radiators and air conditioning parts and supplies increases during hot weather.

Inventory

Most of the Modine Aftermarket Business's inventory consists of finished goods, which are held at distribution warehouses or at branches. Many small U.S. customers hold limited levels of consigned inventory. Most customers in the installer segment receive deliveries on the same day they order products. The Modine Aftermarket Business delivers finished goods to national accounts, retailers and warehouse distributors approximately once a week.

Research and Development

The Modine Aftermarket Business does not engage in any material research and development activities, in part because technology in the aftermarket industry generally follows trends developed by original equipment suppliers and many new models of existing product lines are developed based on the product supplied by the original equipment manufacturer.

The Modine Aftermarket Business conducts product engineering, development and testing at its Racine, Wisconsin, Mill, Netherlands and Mexico City, Mexico locations. Each engineering organization maintains and develops product designs to serve the local aftermarket. Because vehicles in operation in the local markets vary considerably across regions, the Modine Aftermarket Business regularly reviews its product engineering to ensure that model coverage is up-to-date. The Modine Aftermarket Business reviews and validates complete products that it purchases from external suppliers and monitors warranty returns for design or process improvements.

Environmental Matters

The Modine Aftermarket Business accrues costs associated with environmental matters, on an undiscounted basis, when they become probable and reasonably estimable. Modine is retaining the liability for environmental remediation of existing soil and groundwater contamination at the Mill facility in The Netherlands. The Modine Aftermarket Business continues the implementation of its Environmental Management System, or EMS, with the Emporia facility having attained certification to the internationally recognized ISO 14001 standard.

The Modine Aftermarket Business accrues for environmental remediation activities relating to past operations – including those under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA or "Superfund," and under the Resource Conservation and Recovery Act, or RCRA – when it is probable that a liability has been incurred and reasonable estimates can be made. The U.S. Environmental Protection Agency has designated Modine as a potentially responsible party, or PRP, for remediation of one waste disposal site, the Interstate Lead site in Alabama. This site is not owned by Modine but allegedly contains wastes attributable to the Modine Aftermarket Business from past operations.

Environmental expenses charged to current operations, including remediation costs, solid waste disposal and operating and maintenance costs totaled about $0.4 million for the fiscal year ended March 31, 2004.

Properties

The following table sets forth information regarding the Modine Aftermarket Business's principal properties (other than sales branch locations) as of March 31, 2004. Properties with less than 30,000 square feet have been omitted from this table.

Location	Square Footage	Usage	Owned/Leased
Mill, Netherlands	274,380	Office, Manufacturing, Warehouse	Owned
Kansas City, MO	250,000	Office, Warehouse	Leased
Mexico City, Mexico	189,500	Office, Manufacturing, Warehouse	Owned
Emporia, KS	154,800	Office, Manufacturing, Warehouse	Owned
Orlando, FL	85,600	Office, Warehouse	Leased
Ferris, TX	36,500	Office, Manufacturing	Leased
Baldwin Park, CA	30,530	Office, Warehouse	Leased

The Modine Aftermarket Business's facilities, in general, are well maintained and conform to the sales, distribution or manufacturing operations for which they are being used.

Litigation

In the normal course of business, the Modine Aftermarket Business is involved as a defendant in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies and others in which claims such as personal injury, property damage, or antitrust and trade regulation issues are asserted. The Modine Aftermarket Business is also subject to other liabilities such as product warranty claims, employee benefits, and various taxes that arise in the ordinary course of its business. Many of the pending damage claims and to a lesser degree, warranty claims are covered by insurance and when appropriate the Modine Aftermarket Business accrues liabilities. While the outcomes of these matters, including those discussed above, are uncertain, the Modine Aftermarket Business does not expect that any unrecorded liabilities that may result from these matters is reasonably likely to have a material effect on the Modine Aftermarket Business's liquidity, financial condition or results of operations. Additional details are presented in Note 9 to the unaudited interim combined financial statements of the Modine Aftermarket Business (page F-33).

Employees

At December 31, 2004, the Modine Aftermarket Business had approximately 1,400 employees worldwide. The Modine Aftermarket Business has approximately 20 employees in the U.S. represented by labor unions, approximately 370 employees in Mexico represented by labor unions and approximately 230 employees in The Netherlands represented by European works councils. The Modine Aftermarket Business has successfully negotiated and renegotiated collective bargaining agreements over the last several years and believes labor relations are good, although there can be no assurances that the Modine Aftermarket Business will not experience work stoppages in the future.

UNAUDITED PRELIMINARY FISCAL 2005 FINANCIAL INFORMATION
OF THE MODINE AFTERMARKET BUSINESS

In May 2005, the initial Modine Aftermarket Business financial results for the fiscal year ended March 31, 2005 became available for review. The following information is preliminary and unaudited, subject to change based on the completion of the financial statements and requires the independent registered public accounting firm's completion of its audit of the financial statements.

The combined financial statements for the fiscal year ended March 31, 2004 have previously been restated as discussed in Note 1 to the audited combined financial statements of the Modine Aftermarket Business included in this proxy statement/prospectus-information statement.

	Fiscal Year Ended March 31,
	2005	2004
	(Unaudited)	(Restated)
	(in thousands)
Statement of Operations
Net sales	$207,985	$228,846
Gross profit	63,150	68,397
Selling, general and administrative expenses	68,748	68,603
Restructuring charges (income)	—	(49)
(Loss) from operations	(5,598)	(157)
Net (loss) / earnings	(3,296)	896
Balance Sheet Data (at end of period):
Total assets	$129,349	$137,428
Long-term debt	—	—

Net Sales

For the fiscal year ended March 31, 2005, sales were $208.0 million, down $20.9 million or 9.1% from the fiscal year ended March 31, 2004. Sales for fiscal 2005 included a net favorable currency translation effect of $3.2 million, as the euro continued to strengthen against the dollar, offsetting the declining peso. Sales to NAPA, the Modine Aftermarket Business's largest customer (in both fiscal 2005 and 2004), declined by $4.9 million from fiscal 2004 due, in part, to NAPA's decision to provide a second line of the more popular radiator applications sourced from suppliers other than the Modine Aftermarket Business. Canadian Tire Corp. resourced its entire line of radiators, heaters and condensers to other suppliers in March 2004, resulting in a revenue decrease of $2.9 million for fiscal 2005 from fiscal 2004. A further decrease of $1.2 million was incurred as the result of three of the Modine Aftermarket Business's largest warehouse distributors exiting or severely curtailing their presence in the market. Highly competitive pricing in the U.S. market, combined with changes in U.S. market channels, contributed to an additional $13.7 million in declining sales of heat transfer product. Sales of vehicle air conditioning products in fiscal 2005 were down $2.0 million from fiscal 2004 due to changes in the compressor market combined with a mild summer that reduced the incidence of component replacement. Additionally, while the announcement in October 2004 of a letter of intent contemplating the proposed spin off and merger of the Modine Aftermarket Business with Transpro had no direct effect on sales, there was an indirect negative impact that is difficult to quantify due to customer uncertainty and competitor attacks caused by the announcement.

Gross Profit

Gross profit declined $5.2 million or 7.6% from $68.4 million in fiscal 2004 to $63.2 million in fiscal 2005. Gross margin, gross profit as a percentage of sales, increased by 0.5% to 30.4%. Some of the improvement in gross margin was driven by a price increase that was announced in April 2004 for most customers. Additionally, gross margin improved due to a shift in product sourcing to lower cost suppliers, including the Modine Aftermarket Business's own manufacturing facilities, and a shift in the customer mix away from larger customers where pricing is extremely competitive. These shifts, coupled with a favorable foreign currency translation impact of $1.0 million, more than offset the reduction in gross margin due to increased metals costs and sales volume decreases.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of $68.8 million for fiscal 2005 were up $0.2 million, or 0.3% from the $68.6 million in fiscal 2004. An increase of $0.9 million was caused by foreign currency exchange rates and the inflationary impact of a cost structure driven by employee and logistics expenses. Also contributing to higher logistics costs was the increase in oil prices that raised transportation costs. A new operating system was installed to support U.S. branch operations, causing some increase in SG&A. Reductions in distribution expenses due to consolidations and reductions in warranty expenses partially offset the increases.

(Loss) from Operations

The Modine Aftermarket Business recorded a loss from operations in fiscal year 2005 of $5.6 million, an increase of $5.4 million from the loss from operations of $0.2 million in fiscal 2004. Reduced sales volumes, without a corresponding decrease in the operational costs, drove the deterioration.

Net (Loss) Earnings

The net loss for fiscal 2005 was $3.3 million compared to net earnings of $0.9 million in fiscal 2004. The primary cause for the loss was lower sales volumes due to the highly competitive marketplace, rising metal prices, higher oil prices that drive up distribution costs and an excess supply of products in the overall market.

Assets/Inventory Balances

Assets decreased by $8.1 million from the prior year end due primarily to the decline in inventory consistent with decreased sales volumes. When valued in U.S. dollars, inventory was up slightly at foreign operations due to the change in exchange rates. Additional assets of $1.6 million were put in place at the Emporia facility primarily to support the production of aluminum radiators.

SELECTED HISTORICAL COMBINED FINANCIAL DATA
OF THE MODINE AFTERMARKET BUSINESS

The selected historical combined financial data of the Modine Aftermarket Business, while under the management of Modine, presented below should be read in conjunction with Management's Discussion and Analysis of the Combined Results of Operations and Financial Condition of the Modine Aftermarket Business, the financial statements of the Modine Aftermarket Business and the notes thereto included elsewhere in this proxy statement/prospectus-information statement.

The following table sets forth selected historical combined financial data of the Modine Aftermarket Business as of and for each of the periods indicated. The combined statement of operations data for the years ended March 31, 2004, 2003 and 2002 and the combined balance sheet data as of March 31, 2004 and 2003 have been derived from the audited financial statements of the Modine Aftermarket Business of Modine Manufacturing Company included in this proxy statement /prospectus-information statement. The combined statement of operations data for the nine months ended December 26, 2004 and 2003 and the combined balance sheet data as of December 26, 2004 have been derived from the unaudited financial statements of the Modine Aftermarket Business included in this proxy statement/prospectus-information statement, which, in the opinion of Modine's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The combined statement of operations data for the years ended March 31, 2001 and 2000 and the combined balance sheet data as of December 26, 2003 and March 31, 2002, 2001 and 2000 have been derived from the unaudited financial statements of the Modine Aftermarket Business which are not presented in this proxy statement/prospectus-information statement.

The historical financial information may not be indicative of the Modine Aftermarket Business's future performance and does not reflect what the results of operations and financial position of the Modine Aftermarket Business would have been had it operated as an independent company during the periods presented. In addition, the results of operations for the nine months ended December 26, 2004 are not necessarily indicative of the results of operations for the full year.

The combined financial statements have been restated for each of the three years in the period ended March 31, 2004 as discussed in Note 1 to the audited combined financial statements of the Modine Aftermarket Business. See "Unaudited Preliminary Fiscal 2005 Financial Information of the Modine Aftermarket Business" (page 75) for selected financial results for fiscal 2005 of the Modine Aftermarket Business.

	Nine Months Ended December 26,		Fiscal Year Ended March 31,
(in thousands)	2004	2003	2004	2003(1)	2002	2001	2000
			(Restated)	(Restated)	(Restated)
Statement of Operations
Net sales	$161,482	$178,620	$228,846	$234,903	$254,156	$272,613	$305,776
Gross profit	49,619	52,693	68,397	72,182	79,028	88,018	103,624
Selling, general, and administrative expenses	53,037	52,377	68,603	72,633	74,863	78,261	81,340
Restructuring charges (income)	—	—	(49)	178	1,260	—	—
(Loss) income from operations	(3,418)	316	(157)	(629)	2,905	9,757	22,284
(Loss)/earnings before cumulative effect of accounting change	(1,549)	548	896	(2,893)	432	4,429	13,513
Cumulative effect of accounting changee	—	—	—	(21,692)	—	—	—
Net (loss)/earnings	(1,549)	548	896	(24,585)	432	4,429	13,513
Balance Sheet Data (at end of period):
Total assets	$129,478	$135,894	$137,428	$138,713	$157,428	$183,090	$213,964
Long-term debt, excluding current portion	—	9,639	—	13,679	13,198	18,992	18,185

(1)	An impairment loss relating to goodwill in accordance with SFAS No. 142 reduced net earnings by $21.7 million (net of tax) and was recorded as a cumulative effect of a change in accounting principle. See Note 10 to the combined financial statements of the Modine Aftermarket Business for the years ended March 31, 2004, 2003 and 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
COMBINED FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OF THE MODINE AFTERMARKET BUSINESS

The following discussion and analysis provides information that Modine's management believes is relevant to an assessment and understanding of the combined financial condition and results of operations of the Modine Aftermarket Business. This discussion should be read in conjunction with both the audited combined financial statements of the Modine Aftermarket Business for the years ended March 31, 2004, 2003 and 2002 and the unaudited combined financial statements of the Modine Aftermarket Business for the nine months ended December 26, 2004 and 2003 that begin on page F-3 and page F-25, respectively.

Certain information has been condensed or omitted in the interim period discussion and analysis as it is not substantially different from that disclosed in the fiscal year end discussion and analysis. Therefore, it should be read in the context of, or in conjunction with Modine's management's discussion and analysis of the fiscal year end. Results for the first nine months of fiscal 2005 are not necessarily indicative of the results to be expected for the full year.

In accordance with statutory accounting standards in Mexico, the MexPar subsidiary of the Modine Aftermarket Business had historically recorded adjustments to revalue inventory as an adjustment to equity, and reported it as such for both local and for US GAAP financial statement reporting. The Modine Aftermarket Business has determined that these adjustments should have been recorded through cost of sales for US GAAP reporting purposes. The Modine Aftermarket Business has also reclassified foreign currency transaction gains and losses on MexPar's financial statements from the cumulative translation account (a component of the net investment by parent) to cost of sales in the statement of operations. There were also certain transactions recorded at NRF's subsidiary in Spain which were not cleared from accounts payable. The Modine Aftermarket Business has determined that all of these transactions should have been recorded as cost of sales in the statement of operations. The Modine Aftermarket Business has presented the financial statements for each of the three years in the period ended March 31, 2004 to reflect accounting for these adjustments in accordance with US generally accepted accounting standards. There was no income tax impact from these changes. The original tax provisions were recorded on the basis of the correct statements of operations. The Modine Aftermarket Business increased retained earnings (a component of the net investment by parent) at the beginning of fiscal 2002 by $17,000 to recognize the cumulative effect of these changes for the years prior to those disclosed in the audited combined financial statements that begin on page F-3. See Note 1 to the audited combined financial statements of the Modine Aftermarket Business for additional information on the restatement adjustments.

On January 31, 2005, Modine and Modine Aftermarket Holdings entered into a merger agreement and contribution agreement with Transpro providing for the merger.

Basis of Presentation

The audited fiscal year combined financial statements of the Modine Aftermarket Business and the unaudited interim combined financial statements of the Modine Aftermarket Business, which are the basis of this discussion and analysis, include the accounts of the Modine Aftermarket Business, which, in turn, include the following: Modine Aftermarket Holdings, Inc.; Modine's aftermarket operations in Racine, Wisconsin, Kansas City, Missouri and Emporia, Kansas; Modine of Canada, Ltd. (sold July 31, 2002); Modine National Sales, Ltd.; MexPar and NRF, all of which are owned directly or indirectly, by Modine. For additional detail see Note 1 to the audited combined financial statements of the Modine Aftermarket Business for the years ended March 31, 2004, 2003 and 2002.

Overview

The Modine Aftermarket Business supplies engine cooling and passenger compartment heating and cooling components for the vehicular aftermarket. The products are used on passenger cars and light trucks, medium and heavy duty trucks as well as off highway agricultural and construction vehicles throughout North America and Europe. The Modine Aftermarket Business manufactures many of its products in factories in the U.S., Mexico, The Netherlands, the United Kingdom, Spain and France, employing design and heat transfer efficiencies developed through Modine. In the fourth quarter of fiscal 2004, Modine transferred its aluminum radiator production for the Modine Aftermarket Business's requirements from its factory in Clinton, Tennessee to the Modine Aftermarket Business's factory in Emporia, Kansas. This change was made to free up production space at the Clinton facility for new products that were to be produced at that facility and to centralize much of the Modine Aftermarket Business's U.S. production in one facility. The Modine Aftermarket Business also sources many products from outside domestic and foreign sources with a growing emphasis on air conditioning parts from foreign sources.

Modine believes that the worldwide aftermarket business has become very price-competitive due to new competitors entering the market, flat demand and severe pricing pressures. In addition, the market has shown a willingness to use price as the main differential in choosing suppliers. A reversal of these trends is not expected in the foreseeable future.

In fiscal 2004, the Modine Aftermarket Business initiated a program to increase sales and secure customer loyalty through consigned inventory held at customer locations. There are now approximately 35 such customers holding consigned inventory.

In fiscal 2004, including exports from domestic businesses, 37% of total revenues were generated from sales to customers located outside the United States. Net sales generated by the Modine Aftermarket Business's foreign operations in fiscal 2004 were 35% of total revenues and exports from the U.S. were 2%. As discussed below in the net sales portion of the nine months results of operations, stronger foreign currencies and the reductions in sales to some domestic customers are expected to increase the percentage of sales outside of the U.S. during the current fiscal year. If current trends continue, the increase could be approximately five to ten percentage points.

One customer, NAPA, accounted for approximately 11% of the total sales in fiscal 2004, while no other customer accounted for more than 2% of total sales. As discussed below in the Net Sales portion of the nine months results of operations, NAPA has reduced its purchases from the Modine Aftermarket Business and is expected to account for less than 10% of total sales in the current fiscal year. Of the Modine Aftermarket Business's top ten customers in fiscal 2004, three were new to the list replacing ones experiencing financial difficulties.

The Modine Aftermarket Business successfully launched a new manufacturing process in fiscal 2004 that included an aluminum controlled atmosphere brazing, or CAB, process and an aluminum welded tube mill. There were no asset impairments as a result of this process change. The Mexico City facility and the Emporia facility were registered to the ISO 9001-2000 standard in fiscal 2004. The Mexico City facility was recognized with Modine's President's Award for a 10% overall waste reduction during fiscal 2004. In addition the NRF facilities achieved major improvements in warranty expense reduction, cost of quality reduction, and improvements in first pass yield in fiscal 2004.

Quarterly financial data

Quarterly financial data are summarized below:

	(in thousands)
Fiscal 2005 first three quarters ended	June	September	December
Net sales	$58,015	$58,747	$44,720
Gross profit	19,193	17,738	12,688
Net earnings (loss)	1,304	(227)	(2,626)

Fiscal 2004 quarters ended	June	September	December	March
Net sales	$61,783	$67,988	$48,849	$50,226
Gross profit	17,627	21,500	13,566	15,704
Net earnings (loss) (a)	(144)	2,109	(1,417)	348

Fiscal 2003 quarters ended	June	September	December	March
Net sales	$66,001	$68,544	$49,350	$51,008
Gross profit	21,820	21,855	13,542	14,965
Earnings before cumulative effect of accounting change	2,289	151	(2,580)	(2,753)
Cumulative effect of change in accounting for:
Goodwill impairment (net of $1,136 income tax benefit)	(21,692)	—	—	—
Net earnings (loss) (b) (c) (d)	(19,403)	151	(2,580)	(2,753)

(a)	The 4th quarter of fiscal 2004 includes a gain on the sale of the Modine Aftermarket Business's facility in Strongsville, Ohio of $703 ($415 after-tax). Also recorded during the fourth quarter was a net decrease to the valuation allowance for deferred taxes, relating primarily to foreign net operating loss carry forward activities. This decrease effectively reduced the provision for income taxes by $305.

(b)	The 1st quarter of fiscal 2003 includes an impairment loss relating to goodwill in accordance with SFAS No. 142 of $22,828 ($21,692 after-tax).

(c)	The 2nd quarter of fiscal 2003 includes a loss on the sale of a wholly owned Canadian aftermarket subsidiary, Modine of Canada, Ltd., totaling $1,726 ($1,726 after-tax, which includes a valuation allowance for the full amount of the capital loss benefit).

(d)	The 4th quarter of fiscal 2003 included net additional restructuring expenses totaling $178 ($115 after-tax).

The Modine Aftermarket Business experiences seasonality fluctuations since product demand is affected by weather patterns and other factors which predominantly increase revenues during the warmer weather of the first and second fiscal quarters.

Results of Operations for the Nine Months ended December 26, 2004 and 2003

The following discussion relating to the nine months ended December 26, 2004 compared to the nine months ended December 26, 2003 should be read in conjunction with the unaudited combined financial statements of the Modine Aftermarket Business and accompanying notes for these interim periods, which begin on page F-25.

Net Sales

For the nine months ended December 26, 2004, sales were $161.5 million, down $17.1 million or 9.6% from the nine months ended December 26, 2003. Sales for the nine-month period ended December 26, 2004 included a favorable foreign currency translation effect of $2.5 million as the euro continued to strengthen against the dollar offsetting the declining peso. Sales to NAPA during this period declined $4.1 million due, in part, to NAPA's decision to provide a second line of the more popular radiator applications sourced from suppliers other than the Modine Aftermarket Business. Canadian Tire Corp. resourced its entire line of radiators, heaters and condensers to other suppliers in March 2004, resulting in a revenue decrease of $2.1 million for the nine-month period ended December 26, 2004. A further decrease of $1.7 million was incurred as the result of three of the Modine Aftermarket Business's largest warehouse distributors exiting or severely curtailing their presence in the market. Highly competitive pricing contributed to an additional $8.6 million in declining sales of heat transfer product in the U.S. market. Sales of vehicle air conditioning products were down $1.7 million from the same period a year ago due to a mild summer that reduced the incidence of component replacement.

Gross Profit

Gross profit of $49.6 million for the first nine months of fiscal 2005 declined $3.1 million from $52.7 million for the same period in fiscal 2004. As a percentage of sales, gross profit increased over the same nine month period a year ago by 1.2% to 30.7%. This improvement was primarily due to a shift in product sourcing to lower cost suppliers, including the Modine Aftermarket Business's own manufacturing facilities, and a shift in the customer mix away from larger customers where pricing is extremely competitive. These shifts, coupled with a favorable foreign currency translation impact of $0.8 million, helped to offset the reduction in gross margin of $6.0 million due to sales volume decreases.

Selling, General, and Administrative (SG&A) Expenses

SG&A expenses of $53.0 million for the nine month period ended December 26, 2004 were up $0.7 million, or 1.3% from the $52.4 million in the same period in fiscal 2004. An increase of $0.7 million was caused by foreign currency exchange rates and the inflationary impact of a cost structure driven by employee and logistics expenses. Also contributing to higher logistics costs was the increase in oil prices which raised transportation costs. Efforts to control discretionary spending helped to mitigate the overall increase. SG&A as a percent of sales increased from 29.3% in the first nine months of fiscal 2004 to 32.8% in the first nine months of fiscal 2005 due in part to the drop in revenues.

(Loss) Income from Operations

The Modine Aftermarket Business recorded a loss from operations in the first nine months of fiscal 2005 of $3.4 million, a reduction of $3.7 million from the income from operations of $0.3 million in the corresponding period in fiscal 2004. Reduced sales volumes, without a corresponding decrease in the operational costs, drove the deterioration.

Interest Expense

Interest expense in the first nine months of fiscal 2005 was $26,000, a $301,000 drop from the equivalent period in fiscal 2004. In February of 2004, Modine made a capital contribution to NRF allowing NRF to pay off its long term debt. No new borrowings have occurred in the first nine months of fiscal 2005 other than some occasional short-term borrowing during these months by some of the individual business units of NRF.

Other (Income) – Net

Other income for the first nine months of fiscal 2005 was $42,000 compared to $106,000 in the same period in fiscal 2004 and consisted primarily of interest income on cash balances held at the foreign locations. A dividend paid by MexPar in the prior year to Modine reduced the available cash for investment in the first nine months of fiscal 2005.

Benefits from Income Tax

The income tax benefit on the loss in the first nine months of fiscal 2005 was $1.9 million compared to a benefit of $0.5 million on the loss in the first nine months of fiscal 2004. The effective tax rate of 54.5% is significantly lower than the prior year's abnormally high effective rate of 476.8%. This decrease resulted primarily from lower combined U.S. federal and state tax rates due to a greater portion of the Modine Aftermarket Business's worldwide income being generated in the U.S., offset by an upward trend in foreign tax rate differentials and non-deductible pension and post retirement expenses.

Net (Loss) Earnings

The net loss for the nine months ended December 26, 2004 was $1.5 million compared to net earnings of $0.5 million for the nine months ended December 26, 2003. The primary cause for the loss was lower sales volumes due to the highly competitive marketplace, rising metal prices, higher oil prices that drive up distribution costs and an excess supply of products in the overall market.

Financial Condition at December 26, 2004 and March 31, 2004

Current Assets

Cash and cash equivalents increased from March 31, 2004, the fiscal year end, by $3.3 million to $7.7 million at December 26, 2004. Cash provided by operating activities of $10.8 million during the nine months ended December 26, 2004 was offset in part by a combination of expenditures for property, plant and equipment, a cash dividend of $2.0 million paid by NRF to Modine, and the return of investment to Modine of $1.6 million.

Trade receivables, net of allowances for doubtful accounts, declined by $2.8 million to $26.9 million at December 26, 2004. The decrease resulted primarily from the decline in sales.

Inventories decreased $9.0 million during the first nine months of fiscal 2005 to $67.1 million from $76.1 million. The lower level represents the low point in the cycle of vehicle air conditioning components replenishment which typically begins in the first calendar quarter of the year.

The current ratio of 4.0-to-1 at December 26, 2004 increased from 3.6-to-1 at March 31, 2004. Net working capital decreased $3.4 million to $78.5 million. Major items influencing the change were lower inventories, lower trade receivables, and higher accrued compensation and employee benefits, and accrued expenses, offset in part by an increase in cash and lower accounts payable.

Noncurrent Assets

Plant, property and equipment increased by $0.4 million during the first nine months of fiscal 2005 from $23.0 million to $23.4 million. Depreciation of $3.8 million and disposals were more than offset by capital expenditures, equipment transferred in from Modine or other affiliates, and foreign currency translation as the euro strengthened against the dollar. Significant expenditures primarily consisted of tooling and equipment to support the Modine Aftermarket Business's manufacturing facilities and computer software. Capital expenditures were financed through internally generated cash and/or advances from Modine. Outstanding commitments for capital expenditures at December 26, 2004 and March 31, 2004 were approximately $0.1 and $1.0 million, respectively.

Current Liabilities

Accounts payable and other current liabilities of $26.6 million at December 26, 2004 were $5.0 million lower than at March 31, 2004. Virtually all of the decrease was in accounts payable and was due primarily to declines in the level of operating activity and timing of scheduled payments.

Net Investment by Modine

The net investment by Modine decreased from fiscal year end by $3.0 million to $99.7 million at December 26, 2004. A large portion of the nine-month change was the $1.5 million loss from operations in the first nine months of fiscal 2005. Other items reducing the net investment by Modine were the dividends paid by NRF to Modine of approximately $2.1 million and the normal operating activities of the U.S. operations of the Modine Aftermarket Business that are funded by or remitted to Modine through the inter-company accounts which resulted in a net return of investment to Modine of $1.5 million. These were offset in part by foreign currency translation gains in the first nine months of fiscal 2005 which added $2.1 million to the net investment by Modine.

Cash Flows for the Nine Months ended December 26, 2004 and 2003

Net Cash Provided by Operating Activities

Net cash provided by operating activities in the first nine months of fiscal 2005 was $10.8 million, slightly above the $10.6 million provided in the first nine months of fiscal 2004. While the totals were nearly the same, the net (loss) earnings adjusted for non-cash items in the first nine months of fiscal 2005 was $2.5 million less than during the same period in the prior fiscal year. The reduction in accounts payable in fiscal 2005 used an additional $1.3 million more than in the same nine month period of fiscal 2004. Several of the other current liabilities were net users of cash in fiscal 2005 as opposed to being providers in the prior fiscal year. However, these uses of cash were essentially offset by larger reductions in inventory levels ($4.9 million) and in accounts receivable ($1.5 million) during fiscal 2005, bringing the net cash provided by operations back to virtually an identical level as that provided in the same period in fiscal 2004. Most of the differences between the two years are primarily the result of lower sales levels.

Capital Expenditures

Capital expenditures of $3.7 million in the first nine months of fiscal 2005 were $2.2 million or 150% higher than in the first nine months of fiscal 2004. Tooling and equipment used in manufacturing aftermarket products, primarily related to aluminum radiator production, were the most significant portion of the capital expenditures during the first nine months of fiscal 2005. Approximately 89% of the capital expenditures supported the North American market, while the remaining 11% supported the European market. Capital expenditures were primarily financed through internally generated cash and/or advances from Modine. Outstanding commitments for capital expenditures at December 26, 2004 were less than $0.1 million, reflecting the completion of many projects and intentionally not entering into any major new commitments in order to avoid placing any unnecessary constraints on the combined company.

Capital expenditures in the first nine months of fiscal 2004 totaled $1.5 million. Tooling and equipment used in manufacturing aftermarket products was the most significant portion of the capital expenditures during this period. Outstanding commitments for capital expenditures at December 26, 2003 were $0.5 million.

Changes in Short- and Long-Term Debt

The Modine Aftermarket Business had no debt at the beginning of fiscal 2005 or at the end of the nine months ended December 26, 2004. There was minimal short-term borrowing by NRF during the period that was all repaid prior to the end of the period.

In the first nine months of fiscal 2004, NRF made $5.7 million in repayments of long-term debt, which included $5.1 million in repayments to an affiliate company and $0.6 million to third parties.

Dividends Paid

NRF paid a dividend to Modine of $2.0 million during the first nine months of fiscal 2005. There were no dividends paid during the corresponding period in the prior fiscal year.

Other Advances from (Returns of Investment to) Modine

The net investment by Modine in the Modine Aftermarket Business decreased by $1.6 million during the first nine months of fiscal 2005. The changes resulted primarily from normal operating activity between the Modine Aftermarket Business's U.S. operations, and Modine's U.S. locations that are not part of the Modine Aftermarket Business.

The net investment by Modine in the Modine Aftermarket Business remained virtually unchanged during the first nine months of fiscal 2004.

Results of Operations for the Fiscal Years ended March 31, 2004, 2003 and 2002

The following discussion relating to the fiscal years ended March 31, 2002 through the fiscal year ended March 31, 2004 should be read in conjunction with the audited combined financial statements of the Modine Aftermarket Business and accompanying notes for these fiscal years that begin on page F-3.

The following table includes the sales by market and sales by product for the Modine Aftermarket Business:

	For the Fiscal Years Ended March 31,
	2004		2003		2002
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(In thousands, except percentages)
Sales by Market:
Aftermarket	$217,334	95%	$225,523	96%	$245,232	97%
OEM	11,512	5	9,380	4	8,924	3
Total by Market	$228,846	100%	$234,903	100%	$254,156	100%
Sales by Product:
Heat Exchange	$188,991	83%	$193,335	82%	$213,210	84%
AC Parts	39,855	17	41,568	18	40,946	16
Total by Product	$228,846	100%	$234,903	100%	$254,156	100%

Net Sales

For the fiscal year ended March 31, 2004, the Modine Aftermarket Business's sales were $228.8 million, down $6.1 million or 2.6% from fiscal 2003. The revenues include a net favorable foreign currency translation rate impact of $7.9 million resulting from the stronger euro in relation to the U.S. dollar, offset in part, by the weakening peso in relation to the dollar. A year-over-year reduction in the sales of replacement air conditioning products and increased pricing pressure on complete radiators by competitors also contributed to the decline. Other year-over-year revenue reductions included the decision to end the supply agreement with a major customer, Advance Auto, during the first quarter of fiscal 2003. Advance Auto purchased approximately $4.1 million of product in the first quarter of fiscal 2003. In addition, the sale of Modine of Canada, Ltd. early in the second quarter of fiscal 2003 accounted for a decline in revenue of approximately $4.2 million in fiscal 2004. Continued weakness in the U.S. aftermarket also resulted in sales reductions to other customers in the amount of $10.5 million. Near record high temperatures in Europe helped NRF sales increase 1.1% in euros, while revenue in the local Mexican aftermarket increased 8.8% due mainly to the price increases put in place to keep up with inflation. Late in fiscal 2004, NAPA decided to launch a second line of radiators provided by suppliers other than the Modine Aftermarket Business and Canadian Tire resourced their entire line of radiators, heaters and condensers to other suppliers.

For the fiscal year ended March 31, 2003, the Modine Aftermarket Business's sales were $234.9 million, down $19.3 million or 7.6% from fiscal 2002. The revenues include a net favorable foreign currency translation rate impact of $2.9 million resulting from the stronger euro in relation to the dollar offset in part by the weakening peso in relation to the dollar. Final shipments to Advance Auto were made in the first quarter of fiscal 2003 and resulted in a $14.7 million reduction to year-over-year sales. The sale of the Modine of Canada, Ltd. operation in July 2002 resulted in a reduction in sales of $3.3 million from the prior year. Sales to other U.S. customers were down $5.0 million due to weak demand and intense competitive price pressures. An inflationary price increase in the Mexican aftermarket resulted in additional revenues of $0.8 million for the year.

Gross Profit

The gross profit of $68.4 million in fiscal 2004 declined $3.8 million from $72.2 million in the prior year. Gross profit, as a percentage of sales, declined slightly to 29.9% from 30.7% in the prior fiscal year. Reduced sales volume contributed to a $4.2 million reduction in gross margin, while increased raw material costs also decreased gross profit. Partially offsetting the reduced sales volumes were net more favorable foreign currency exchange rates which added $2.1 million in gross margin. A year-over-year reduction in sales of replacement air conditioning products and continued pricing pressure from competitors on the sales of complete radiators contributed to a lower gross margin. During the year, the Modine Aftermarket Business purchased several complete radiator models from different lower-cost suppliers which positively impacted its gross profit.

Gross profit in fiscal 2003 of $72.2 million declined $6.8 million from $79.0 million in the prior fiscal year. Gross profit, as a percentage of sales, declined to 30.7% from 31.1% in the prior fiscal year. Approximately $6.8 million of this reduction resulted from lower sales volumes and the related impact associated with the manufacturing profits for those products made in-house. Favorable foreign exchange rates added $0.7 million in gross margin. The prior fiscal year included a charge to cost of sales of $1.6 million to write down the value of fixed assets and inventory at the Canadian aftermarket operation. The operations in Mexico incurred relocation charges totaling $0.5 million to move materials and equipment to Mexico City from a facility Modine closed in LaPorte, Indiana.

Selling, General, and Administrative (SG&A) Expenses

SG&A expenses of $68.6 million in fiscal 2004 were down 5.5%, or $4.0 million, from fiscal 2003 despite foreign currency exchange rate changes adding $1.7 million to the expense for the 2004 fiscal year. Sustained efforts to reduce operating expenses and several one-time charges in the 2003 fiscal year totaling $2.9 million were primarily responsible for the lower expense level. In April of 2003, the Modine Aftermarket Business announced a reorganization of its U.S. branch and sales organization, which resulted in an expense reduction of $0.7 million, primarily from employee related costs. Lower expense levels at Modine reduced the allocations to the Modine Aftermarket Business and contributed to the reduced expense level.

SG&A was $72.6 million in fiscal 2003, down $2.2 million, or 3.0% from fiscal 2002. The elimination of goodwill amortization, as prescribed by Statement of Financial Accounting Standard (SFAS) No. 142, reduced SG&A expenses by $1.8 million. Foreign currency translation rates added $0.7 million in expenses to SG&A. The Modine Aftermarket Business recorded a $1.4 million provision as a result of resolving a commercial dispute with a customer and had higher warranty expenses than in the prior year. The Modine Aftermarket Business initiated several cost reduction programs in fiscal 2003 to address the rising costs within its business. Among those items addressed in such programs were freight expense, branch and warehouse operating expenses, warranty and customer marketing programs.

Restructuring Charges

In the third quarter of fiscal 2002, the Modine Aftermarket Business recorded a restructuring charge of nearly $1.3 million to downsize its manufacturing operations in Granada, Spain. An additional $0.2 million was added in the fourth quarter of fiscal 2003 due to a change in estimated severance costs. As of March 31, 2004, all restructuring activities, including cash payments, have been completed. Staff reductions totaling 28 employees occurred as a result of these efforts.

(Loss) Income from Operations

The Modine Aftermarket Business recorded a loss from operations in fiscal 2004 of $0.2 million, an improvement of $0.4 million from the loss from operations of $0.6 million in fiscal 2003. Year-over-year reductions in SG&A and restructuring charges of $4.2 million more than offset the $3.8 million reduction in gross margin discussed in detail above.

The loss from operations of $0.6 million in fiscal 2003 was $3.5 million below the income from operations in fiscal 2002. Reduced sales volumes, a highly price competitive marketplace, higher material costs and several one-time charges to SG&A all contributed to the reduction in income from operations when compared to fiscal 2002.

Interest Expense

Interest expense in fiscal 2004 was $0.4 million. This expense was primarily incurred by NRF to service its long term debt with a Modine affiliate and with a third-party lender.

Interest expense for fiscal 2003 was $0.6 million. Approximately $0.5 million in interest expense was attributable to the outstanding borrowings by NRF from a Modine affiliate in Austria, and the remaining $0.1 million was paid to a third-party lender.

Other (Income) Expense – Net

Other income in fiscal 2004 was $0.2 million and consisted primarily of interest income on cash balances at the foreign locations.

Other income/expense in fiscal 2003 was a net $1.6 million expense. A loss of $1.7 million recorded on the sale of the Modine Aftermarket Business's Canadian facility offset interest income earned on the cash held at foreign locations.

(Benefits from) Provision for Income Taxes

The income tax benefit realized on the loss in fiscal 2004 relates to operating losses in the U.S., favorable foreign tax rate differentials and the related income mix in those foreign jurisdictions, state income taxes and a release of the valuation allowance related to the tax loss carry-forward of NRF's Spanish operation. Also contributing to the increased benefit was a reduction in the deferred tax liability related to unremitted earnings of MexPar. During fiscal 2004, MexPar paid approximately a $4.0 million dividend to Modine, which reduced the amount of unremitted earnings as of March 31, 2004.

The effective tax rate for fiscal 2003 attributable to the loss before income taxes and cumulative effect of accounting change was a negative 2.6%. This rate is the result of year-over-year changes with respect to non-deductible costs associated with goodwill amortization, foreign tax rate differentials and an increase in the valuation allowance relating to domestic capital loss carryforwards, which more than offset any benefits available on the operating loss in the U.S.

Earnings (Loss) Before Cumulative Effect of Accounting Change

Earnings in fiscal 2004 were $0.9 million, an improvement of $3.8 million over the loss before cumulative effect of accounting change incurred in the prior fiscal year. The primary reasons were the unfavorable one-time adjustments taken in fiscal 2003 and the cost reduction efforts of the Modine Aftermarket Business to reduce cost of sales and SG&A expenses.

The results before the cumulative effect of accounting change in fiscal 2003 amounted to a loss of $2.9 million, a reduction of $3.3 million, from the $0.4 million in net earnings in fiscal 2002. The major contributors to the decline in performance were the reduction in sales volume and one-time adjustments taken in fiscal 2003 in both cost of sales and SG&A as explained earlier.

Cumulative Effect of Accounting Change

In fiscal 2003, the Modine Aftermarket Business recorded a $21.7 million goodwill impairment charge, net of tax benefit, against earnings, as the result of the transitional impairment testing required under SFAS No. 142 "Goodwill and Other Intangible Assets." This removed all goodwill recorded on the Modine Aftermarket Business's books.

Net Earnings (Loss)

Net earnings for fiscal 2004 were $0.9 million compared to a net loss of $24.6 million in the prior fiscal year which included the impact of the $21.7 million goodwill impairment charge, an after-tax $1.7 million loss recorded on the sale of Modine of Canada Ltd., and approximately $3.3 million of above normal expenses for warranties, a commercial dispute settlement and asset relocation costs at MexPar.

The net loss of $24.6 million in fiscal 2003 represents a reduction in net earnings of $25.0 million from the $0.4 million in net earnings in fiscal 2002. As explained above, a goodwill impairment accounted for $21.7 million of such reduction. Also impacting the year were an after-tax $1.7 million loss recorded on the sale of Modine of Canada Ltd., and approximately $3.3 million of above normal expenses for warranties, a commercial dispute settlement and asset relocation costs at MexPar.

Financial Condition at March 31, 2004 and 2003

Current Assets

Cash and cash equivalents decreased by $2.7 million to $4.4 million at March 31, 2004. Discussion of the sources and uses of funds can be found in the sections below beginning with "Net Cash Provided by Operating Activities" and continuing through "Other Advances from (Returns of Investment to) Modine."

Trade receivables, net of allowances for doubtful accounts, declined by $1.5 million to $29.6 million at March 31, 2004. The decrease resulted from a decline in sales and a $0.8 million increase to the reserve for doubtful accounts to fully reserve the accounts of two large customers when collection became doubtful.

Inventories totaling $76.1 million increased by $2.8 million from $73.2 million in fiscal 2003. The increase was the result of additional inventory built-up during the fourth quarter of fiscal 2004 to fully support the prime vehicular air conditioning summer season.

Other current assets rose by $0.5 million to $3.3 million from $2.8 million at March 31, 2003. The largest portion of the change is attributable to non-trade receivables and prepaid expenses.

The current ratio increased to 3.6-to-1 at the end of fiscal 2004 from 3.4-to-1 at the end of fiscal 2003. Net working capital increased $1.4 million to $82.0 million. Major items influencing the change were higher inventories, lower accounts payables, and a reduction in the current portion of long-term debt, offset in part by a reduction in cash and lower trade receivables.

Other Assets

Property, plant and equipment declined by $0.8 million in fiscal 2004 from $23.8 million to $23.0 million. Depreciation of $5.5 million in fiscal 2004 and disposals were almost offset by capital expenditures of $2.7 million, equipment transferred in from Modine or other affiliates, and the foreign currency translation impact as the euro strengthened against the dollar.

Other noncurrent assets increased by $0.4 million to $0.8 million in fiscal 2004. The increase is attributable to the increase in foreign noncurrent deferred taxes of $0.4 million.

Current Liabilities

Accounts payable and other current liabilities of $31.0 million at March 31, 2004 were $1.8 million lower than at March 31, 2003. Approximately $1.7 million of the decrease was in accounts payable due primarily to lower levels of operating activity and timing of scheduled payments.

Foreign accrued income taxes increased $0.2 million in fiscal 2004. This increase was primarily the result of improved earnings at NRF.

Debt

Total outstanding debt (including current portion) decreased $14.3 million from the March 31, 2003 balance as a result of NRF paying off all its outstanding debt by the end of fiscal 2004. This was accomplished through a combination of an investment by Modine in NRF of $9.7 million, existing cash balances, and funds generated through operations.

Other Noncurrent Liabilities

Other noncurrent liabilities of $2.6 million, which include long-term pension liabilities, environmental liabilities and deferred revenue, remained virtually unchanged from March 31, 2003.

Net Investment by Modine

Net investment by Modine increased by $14.6 million to $102.7 million at the end of fiscal 2004. The largest single portion of the change, $9.7 million, was due to an additional capital investment by

Modine in NRF. These funds were used by NRF to pay down a portion of its outstanding debt. The remaining change consists primarily of normal operating activities of the U.S. operations of the Modine Aftermarket Business that are funded by or remitted to Modine through inter-company accounts.

Cash Flows for the Fiscal Years ended March 31, 2004, 2003 and 2002

Net Cash Provided by Operating Activities

Net cash provided by operating activities in fiscal 2004 was $3.6 million, down $2.7 million from $6.3 million in fiscal 2003. Significant items contributing to the overall change were an $11.6 million year-over-year reduction in the size of the inventory increase as the prior year had a significant increase in inventory levels as discussed below. Offsetting these improvements were a $6.2 million year-over-year change in the size of the accounts receivable decrease due to a smaller sales decline in fiscal 2004. Additionally, a year-over-year cash change of $4.1 million resulted from a reduction in the accounts payable balance in the current fiscal year when compared to an increase in the accounts payable balance in the previous fiscal year.

Net cash provided by operating activities in fiscal 2003 was $6.3 million, down $22.0 million from the prior fiscal year's $28.3 million. Major categories contributing to the overall reduction were a reduction of $3.2 million in earnings adjusted for non-cash items; and a $26.6 million year-over-year swing in the inventory change, as a result of an unusually low inventory at March 31, 2002 due to the relocation of aluminum radiator production because of a labor strike at Modine's Trenton, Missouri plant, and the addition of a significant air-conditioning parts inventory prior to March 31, 2003. These items were offset in part by a $4.3 million larger decrease in trade receivables than in the prior fiscal year.

Net cash provided by operating activities in fiscal 2002 was $28.3 million. Significant items contributing to the cash provided by operating activities were net earnings adjusted for non-cash items of $9.7 million, reductions in inventories of $14.3 million and reductions in accounts receivable balances of $3.5 million.

Capital Expenditures

Capital expenditures of $2.7 million in fiscal 2004 were 17% lower than the prior fiscal year. Tooling and equipment used in manufacturing aftermarket products was a significant portion of the fiscal 2004 capital expenditures, and software and implementation costs for a standardized inventory control and point of sale system were also included. Approximately 83% of the capital expenditures supported the North American market, while the remaining 17% supported the European market. Capital expenditures were primarily financed through internally generated cash and/or advances from Modine. Outstanding commitments for capital expenditures on March 31, 2004 were approximately $1.0 million.

Capital expenditures for fiscal 2003 were over $3.2 million, $0.1 million higher than the prior fiscal year. Major areas of capital spending were tooling and equipment used in manufacturing aftermarket products. Outstanding commitments for capital expenditures on March 31, 2003 were approximately $0.2 million.

Capital expenditures for fiscal 2002 were approximately $3.2 million. Major areas of capital spending were tooling and equipment used in manufacturing aftermarket products. In addition, computer and communication equipment upgrades occurred throughout the North American sales branches and material handling equipment was replaced at the main distribution center in Kansas City, Missouri.

Proceeds from the Sale of Business and Disposition of Assets

During fiscal 2004, the Modine Aftermarket Business received $0.9 million in proceeds from the disposition of assets including the sale of its facility located in Strongsville, Ohio.

During fiscal 2003, the Modine Aftermarket Business received proceeds of $2.0 million from the sale of its Canadian operation, Modine of Canada, Ltd.

During fiscal 2002, the Modine Aftermarket Business received $1.5 million in proceeds from the disposition of assets which included the sale of its manufacturing facility located in Los Angeles, California for $1.0 million.

Changes in Short- and Long-Term Debt

In fiscal 2004, the Modine Aftermarket Business made $15.4 million in repayments of long-term debt, which included $13.6 million in repayments to an affiliate company. This resulted in a debt free balance sheet at March 31, 2004.

In fiscal 2003, the Modine Aftermarket Business made net repayments of long-term debt of $2.8 million, which included $1.9 million in repayments to an affiliate company. In addition, a net decrease in short-term debt of $0.8 million was recorded.

In fiscal 2002, the Modine Aftermarket Business added $6.1 million in additional borrowings of long-term debt from an affiliate company. Long-term debt repayments of $11.2 million and a net decrease in short-term debt of $0.2 million were recorded during the year.

Dividends Paid

Cash dividends paid to Modine by MexPar, were $4.0 million and $4.1 million in fiscal 2004 and 2002, respectively, and in fiscal 2003, prior to the sale of the business, Modine of Canada, Ltd. paid a dividend of $153,000 to Modine.

Other Advances from (Returns of Investment to) Modine

The net investment by Modine in the Modine Aftermarket Business increased by $15.5 million in fiscal 2004. The largest portion of the increase came from the additional capital investment in NRF of $9.7 million. The remaining changes consisted primarily of normal operating activity between the Modine Aftermarket Business's U.S. operations, and Modine's U.S. locations that are not part of the Modine Aftermarket Business.

The net investment by Modine in the Modine Aftermarket Business decreased by $2.0 million in fiscal 2003. The activity for the period was primarily the result of normal operating activity between the U.S. Modine Aftermarket Business operations and Modine's other U.S. locations.

The net investment by Modine in the Modine Aftermarket Business decreased by $17.2 million in fiscal 2002. Normal operating activity between the U.S. Modine Aftermarket Business operations and Modine's other U.S. locations was the primary cause of the decrease.

Liquidity

The primary sources of liquidity for the Modine Aftermarket Business are cash flows from operations and advances from Modine. During the period that the Modine Aftermarket Business continues to be owned by Modine, it expects to meet its future operating, capital expenditures and strategic business opportunity costs primarily through a combination of these sources. After the merger, the Modine Aftermarket Business will no longer receive advances from Modine.

In April 2002, Modine entered into a $150 million multi-currency, revolving credit facility. Upon request to the agent bank, an additional $50 million was available on the revolver. The indebtedness incurred by Modine under the credit facility was secured secondarily by a guarantee from all domestic subsidiaries (including Modine Aftermarket Holdings, Inc.) and a pledge of 65% of the voting stock of certain material foreign subsidiaries, including MexPar.

On October 27, 2004, Modine amended and restated its $150 million multi-currency revolving credit facility with Bank One (the agent bank) which was to expire in April 2005. The new facility extended the term for five years, expiring in October 2009, and increased the facility to $200 million, with an increase in a customary accordion feature from $50 million to $75 million in additional borrowing capability. Under the new terms the credit facility is secondarily secured by a guarantee from all domestic subsidiaries, including Modine Aftermarket Holdings, Inc. The same guarantee is in place for the Parent's outstanding borrowing on the amended note purchase agreement dated September 29, 2000 with Prudential Insurance. These two facilities no longer require the pledge of 65% of the voting stock of material foreign subsidiaries and the stock pledge agreement by MexPar has been terminated. The outstanding amount of Modine's borrowing at December 26, 2004 through Bank One and Prudential Insurance, totaled $41.0 million and $67.7 million, respectively.

All cash requirements not met through normal operations of the Modine Aftermarket Business are obtained through foreign borrowings or advances from Modine. The net liability of the Modine Aftermarket Business to Modine is included under the caption "net investment by Parent" in the combined financial statements.

The Modine Aftermarket Business had available lines of credit with various foreign banks in the amount of $7.4 million and $7.0 million at December 26, 2004 and March 31, 2004, respectively. One of the bank lines carried a guarantee from Modine on credit usage up to $6.6 million at December 26, 2004 and $6.2 million at March 31, 2004. The Modine Aftermarket Business had approximately $7.4 million in unused lines of credit at December 26, 2004 compared to $6.8 million at March 31, 2004.

Cash increased $3.3 million from the March 31, 2004 fiscal year end to $7.7 million at December 26, 2004. During fiscal 2004 the cash balance decreased $2.7 million from the March 31, 2003 balance of $7.1 million. During fiscal 2004, Modine made a capital contribution of $9.7 million to NRF allowing for the pay down of approximately $1.2 million of third party debt and $8.4 million of loans from affiliates. Other debt repayments during fiscal 2004 were made utilizing internally generated funds. The Modine Aftermarket Business had no debt at December 26, 2004 or at March 31, 2004.

The following tables represent the obligations and commitments to make future payments under contracts such as lease agreements and under contingent commitments such as debt guarantees as of March 31, 2004:

Contractual Obligations (in thousands)

March 31, 2004	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	$8,798	$4,296	$4,231	$271	—
Capital expenditure commitments	$1,030	$1,030	—	—	—
Total	$9,828	$5,326	$4,231	$271	—

As of December 26, 2004, capital expenditure commitments had decreased to less than $50,000 as the Modine Aftermarket Business completed projects in anticipation of the proposed spin off and merger. Lease obligations declined as normal periodic payments were made and the Modine Aftermarket Business generally did not enter into any new long term agreements or long term extensions on expiring agreements to avoid placing any undue constraints on the proposed merged company.

Other Commercial Commitments (in thousands)

March 31, 2004	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Maximum guarantees	$6,245	—	—	—	$6,245

At December 26, 2004, the maximum guarantee amount was $6,647,000; the increase from March 31, 2004 was due solely to the change in the exchange ratio of the euro to the dollar.

Subsequent to the end of the third fiscal quarter, on January 31, 2005, Modine Aftermarket Holdings and Modine entered into the merger agreement with Transpro. The agreement contains certain termination rights for each of Modine and Transpro, including under specified circumstances the requirement that one party could be required to pay the other a termination fee of $2.5 million. See "The Transactions—The Merger Agreement—Effect of Termination; Termination Fees" (page 54).

Off-Balance Sheet Arrangements

The Modine Aftermarket Business had no material off-balance sheet arrangements at December 26, 2004 or March 31, 2004.

Environmental, Health and Safety

In October 2003 the Emporia, Kansas facility was registered to the ISO-14001:1996 environmental standard, and subsequently successfully passed two surveillance audits. The Mexico City facility annually updates operating licenses and continuously monitors atmospheric emissions, waste water disposal and solid waste disposal. A new exhaust system is being installed on the assembly lines at this facility to improve air quality at the operator level. The facility in Mill, The Netherlands made improvements in the air quality by installing scrubbers in the exhaust system based on ISO-14001 requirements. In addition, new measuring equipment was installed to improve the monitoring of the effluent.

The Modine Aftermarket Business accrues for environmental remediation activities relating to past operations – including those under CERCLA, often referred to as "Superfund", and under the RCRA – when it is probable that a liability has been incurred and reasonable cost estimates can be made. Although there are currently no known liabilities that might have a material effect on the Modine Aftermarket Business's combined results of operations or financial condition, the U.S. Environmental Protection Agency, or USEPA, has designated the Modine Aftermarket Business as a PRP for remediation of the waste disposal site, Interstate Lead (Alabama). This site is not owned by the Modine Aftermarket Business and allegedly contains wastes attributable to past operations of Core Holdings which was acquired by the Modine Aftermarket Business in 1998. On November 16, 1999, the Modine Aftermarket Business was informed of a settlement offer for payment of $15,218. The Modine Aftermarket Business expressed interest in the offer and requested copies of pertinent documentation in a letter to the PRP attorney dated November 30, 1999. The PRP attorney acknowledged the Modine Aftermarket Business's request in a letter dated December 3, 1999 with a commitment to provide documentation and calculations for the aforementioned settlement amount. The Modine Aftermarket Business has not received any subsequent communication from the attorney, the PRP group or from any governmental agencies and, accordingly, no liability had been accrued at December 26, 2004 or at March 31, 2004. The Modine Aftermarket Business accrues costs associated with this type of environmental matter, on an undiscounted basis, when they become probable and reasonably estimable. As of December 26, 2004, March 31, 2004 and March 31, 2003, the Modine Aftermarket Business had no amounts accrued on the balance sheet to cover cleanup activities at sites not owned by the Modine Aftermarket Business.

An obligation for remedial activities may also arise at an Modine Aftermarket Business-owned facility due to past practices or as a result of a property purchase or sale. These expenditures most often relate to sites where past operations followed practices and procedures that were considered acceptable under then-existing regulations, but now require investigative and/or remedial work to ensure appropriate environmental protection. The Modine Aftermarket Business's manufacturing facility in Mill, The Netherlands currently has been identified as requiring soil and/or groundwater remediation. Environmental liabilities recorded as of December 26, 2004, March 31, 2004 and March 31, 2003 to cover the investigative work and remediation for the NRF facility were $0.9 million, $0.9 million and $0.8 million, respectively. These liabilities are recorded in the combined balance sheets of the Modine Aftermarket Business in "other noncurrent liabilities."

Environmental expenses charged to current operations, including remediation costs, solid waste disposal, and operating and maintenance costs totaled approximately $0.4 million, $0.5 million and $1.7 million for the fiscal years ended March 31, 2004, 2003 and 2002, respectively. Operating expenses of some facilities may increase during fiscal 2005 because of environmental matters but it is not expected that this would materially change the competitive position of the Modine Aftermarket Business. Although some environmental costs may be substantial, the Modine Aftermarket Business has no reason to believe such costs vary significantly from costs incurred by other domestic companies located in the same countries, engaged in similar businesses.

In terms of health and safety performance, fiscal 2004 showed an increase in several categories for the Modine Aftermarket Business. Overall recordable injuries increased along with lost time and restricted duty incident rates compared to fiscal 2003; however 86 of the 102 Modine Aftermarket Business distribution locations went the entire year without a recordable injury. In May 2004, Modine awarded the Emporia plant the President's Star Award for Safety for meeting strict safety compliance standards at the facility for the fiscal year ended March 31, 2004.

Critical Accounting Policies and Estimates

The following critical accounting policies reflect the more significant judgments and estimates used in preparing the combined financial statements of the Modine Aftermarket Business.

Application of these policies results in accounting estimates that have the greatest potential for a significant impact on the Modine Aftermarket Business's combined financial statements. The following discussion of these judgments and estimates is intended to supplement the summary of Significant Accounting Policies presented in Note 1 to the audited combined financial statements of the Modine Aftermarket Business for the years ended March 31, 2004, 2003 and 2002.

Revenue Recognition

The Modine Aftermarket Business recognizes revenue as products are shipped to customers or, in the case of consignment inventory, when the customer sells the product. The revenue is recorded net of applicable provisions for sales rebates, volume incentives, and returns and allowances. At the time of revenue recognition, the Modine Aftermarket Business also provides an estimate of potential bad debts and warranty expense as well as an amount to be granted to customers under applicable advertising and marketing programs. The Modine Aftermarket Business bases these estimates on historical experience, current business trends and current economic conditions.

Sales Incentives

The Modine Aftermarket Business offers a number of sales incentive programs to its customers. These programs include volume incentives, sales rebates and advertising and marketing allowances. The programs are based upon varying criteria that are tailored to a particular market or customer base. These sales incentives may be netted directly against sales at the time of invoicing, as in the case of volume discounts applicable at the time of the customer order, or in the case of sales rebates, recorded as a reduction to net sales with a liability recognized in "accrued expenses and other current liabilities." Sales rebate accruals are established based upon current or historical sales volume, depending upon the program, and the purchase of qualifying products, or may be based upon a fixed percentage of sales as defined in certain customer agreements. In certain instances fixed percentage sales rebates are granted to certain customers that waive their rights to present warranty claims. All sales rebate accruals are reviewed periodically and adjusted if necessary. The Modine Aftermarket Business offers advertising and marketing allowances as a fixed percentage of sales with no obligation by the customer to submit proof of advertising expenditures. These allowances are recorded as a reduction to net sales.

Allocations

The financial statements are presented on a carve-out basis and reflect the assets, liabilities, revenues and expenses that were directly attributable to the Modine Aftermarket Business as it was operated within Modine. The Modine Aftermarket Business's combined statements of operations include all of the related costs of doing business, including an allocation of certain general corporate expenses of Modine, that were in support of the Modine Aftermarket Business, including costs for information technologies, finance, legal, treasury, credit, payables, purchasing, quality, warranty, environmental, safety, human resources, tax, audit and public relations departments and other corporate and infrastructure costs. The Modine Aftermarket Business was allocated $2.6 million of these overhead costs related to Modine's shared functions in each of the nine month periods ended

December 26, 2004 and 2003. These costs represented approximately 11.4% and 12.1%, respectively, of the total cost of these shared services in those nine month periods. The portion of the allocated costs that were reported as selling, general and administrative expenses were $2.4 million in each of these nine month periods. The portions of the allocated costs that were reported as cost of sales were $0.2 million for each of those nine month periods. The Modine Aftermarket Business was allocated $3.6 million, $4.0 million and $4.1 million of these overhead costs related to Modine's shared functions in the years ended March 31, 2004, 2003 and 2002, respectively. These costs represent approximately 12%, 15% and 16% respectively of the total cost of these shared services in each of those years. The portions of allocated costs that were reported as selling, general and administrative expenses were $3.3 million, $3.8 million and $3.9 million for the years ended March 31, 2004, 2003 and 2002, respectively. The portions of the allocated costs that were reported as cost of sales were $0.3 million, $0.2 million and $0.2 million in the years ended March 31, 2004, 2003 and 2002, respectively. These allocations were based on a variety of factors. The cost for information technology support is allocated based on the number of network computers used by the Modine Aftermarket Business in relation to Modine's total network computers. The allocation of treasury costs is a combination of an estimated percentage of support staff time and bank service charges that are directly related to the Modine Aftermarket Business activities. The allocation of legal costs is based on a combination of an estimated percentage of legal support staff time as well as direct charges for outside legal counsel that was solely related to the Modine Aftermarket Business. All other allocations are based on an estimated percentage of support staff time related to the Modine Aftermarket Business in comparison to Modine as a whole. Modine's management believes that these allocations were made on a reasonable basis.

Inventories

Inventories are valued at the lower of cost, on an average cost basis, or market value. Inventories are reviewed on a continuing basis to identify inventory on hand that may be obsolete or in excess of current and projected market demand. When inventory is identified under either of these criteria, a provision is recorded to bring the inventory to the appropriate value.

Impairment of Long-Lived and Amortized Intangible Assets

The Modine Aftermarket Business performs impairment evaluations of its long-lived assets, including amortized intangibles, whenever business conditions or events indicate that those assets may be impaired. When the estimated future undiscounted cash flows to be generated by the assets are less than the carrying value of the assets, the assets are written down to market value or the discounted cash flow value and the impairment loss is recognized by a charge against current operations.

Impairment of Goodwill

On April 1, 2002, the Modine Aftermarket Business adopted Statement of Financial Accounting Standard or SFAS No. 142 and simultaneously discontinued the amortization of goodwill as called for under the new standard. Under the previous accounting policy for goodwill, goodwill was amortized on a straight-line basis, primarily over a fifteen-year period.

After the Modine Aftermarket Business adopted SFAS No. 142, goodwill was tested for impairment in the business unit in accordance with the new standard.

The initial impairment test indicated that carrying amount of goodwill in the Modine Aftermarket Business exceeded the fair value, which was estimated based on the present value of expected future cash flows. As a result, an after-tax impairment charge of $21.7 million was recorded as the cumulative effect of an accounting change in fiscal 2003. At each of December 26, 2004, March 31, 2004 and March 31, 2003, there was no goodwill recorded in the combined financial statements.

Warranty

Estimated costs related to product warranties are accrued at the time of the sale. These costs are included in cost of sales for the Modine Aftermarket Business's manufacturing operations and in selling, general, and administrative expenses for the Modine Aftermarket Business's distribution operations. Estimated costs are based on the best information available, which includes using statistical and analytical analysis of both historical and current claim data for each particular operation. Original estimates, accrued at the time of sale, are adjusted when it becomes probable that expected claims will differ materially from these initial estimates.

Self-Insurance Reserves

Modine retains much of the financial risk for insuring automobile, workers' compensation, property, general and employee group health claims. The Modine Aftermarket Business is charged with the cost of actual claims reported and an estimate of claims incurred but not recorded. The Modine Aftermarket Business was allocated $5.0 million and $4.4 million of these insurance costs for the nine month periods ended December 26, 2004 and 2003, respectively. The Modine Aftermarket Business was allocated $5.0 million, $5.5 million and $4.8 million of these insurance costs for the fiscal years ended March 31, 2004, 2003 and 2002, respectively. Workers' compensation accruals include estimated settlements for known claims, as well as accruals of estimates, which are actuarially determined, of incurred but not reported claims. Liabilities related to employee group health claims have been allocated to the Modine Aftermarket Business based on the number of the Modine Aftermarket Business's employees participating in group insurance plans in relation to the total number of Modine employees participating in these plans. Liabilities related to insuring automobiles have been allocated to the Modine Aftermarket Business based on the percentage of Modine Aftermarket Business fleet vehicles in relation to total Modine fleet vehicles. Management believes that these allocations were made on a reasonable basis.

Other Loss Reserves

The Modine Aftermarket Business has a number of other loss exposures, such as environmental and product liability claims, litigation, recoverability of deferred income tax benefits and accounts receivable loss reserves. Establishing loss reserves for these matters requires the use of estimates and judgment to determine the risk exposure and ultimate potential liability. The Modine Aftermarket Business estimates these reserve requirements by using consistent and suitable methodologies for the particular type of loss reserve being calculated. See Note 15 to the audited combined financial statements of the Modine Aftermarket Business for the years ended March 31, 2004, 2003 and 2002 and Note 9 to the unaudited interim combined financial statements of the Modine Aftermarket Business for additional details of certain contingencies and litigation.

Income taxes

The U.S. operations of the Modine Aftermarket Business are included in the consolidated federal income tax return of Modine. The provision for income taxes is computed as if the Modine Aftermarket Business had been operated as its own consolidated group for federal and state income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The current and deferred income tax amounts relating to the U.S. operations are recorded in "net investment by Parent" since such tax transactions are settled with the Parent. The current and deferred income taxes on the balance sheet relate only to the Modine Aftermarket Business's foreign operations.

The Modine Aftermarket Business has provided tax benefits on it domestic net operations losses due to Modine's ability to utilize such losses in its consolidated federal income tax returns. The Modine Aftermarket Business has also provided tax benefits on certain foreign losses. The income tax receivable from Modine at December 26, 2004, March 31, 2004 and March 31, 2003 is included in "net investment by Parent "in the combined balance sheets.

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No.149

amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. The adoption of this statement by the Modine Aftermarket Business did not have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No.150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement by the Modine Aftermarket Business did not have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

On December 24, 2003, the FASB issued a revision to staff Interpretation (FIN) No. 46 (revised 2003), which clarified some of the provisions of the original Interpretation No. 46 "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The application of revised FIN 46 is required in financial statements of public entities that have interests in variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business entities, for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Modine Aftermarket Business does not have any variable interest entities and therefore the adoption of this statement did not have an impact on the Modine Aftermarket Business's financial condition or results of operations.

On December 23, 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 retains the disclosures required by the original Statement No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements. Those disclosures include information describing the types of plan assets, investment strategy, measurement date, plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. Until all provisions of this statement have been adopted, certain information is required to be presented only for domestic plans and is therefore not applicable to the foreign plans presented in these statements.

On January 12, 2004, the FASB issued a Staff Position (FSP) No. FAS 106-1 (FSP 106-1), "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. FAS 106-1 permits a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which is referred to as the Modernization Act. The Modernization Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of post-retirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Until final guidance was issued by the FASB, the Modine Aftermarket Business had elected, under FSP 106-1, to defer accounting for the effects of the Modernization Act. As a result, the March 31, 2004 audited combined financial statements of the Modine Aftermarket Business and accompanying notes do not reflect the effects of the Modernization Act. Subsequent to the end of the fiscal year in May 2004, the FASB issued FSP No. FAS 106-2 (FSP 106-2), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 superceded FSP 106-1 and provides authoritative guidance on accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2. It also contains basic guidance on related income tax accounting and rules for transition that permit various alternative prospective and retroactive transition approaches. FSP 106-2 became effective and was adopted by the Modine Aftermarket Business in the second quarter of fiscal 2005. Accordingly the information required by FSP 106-2 is presented in Note 3 to the unaudited interim combined financial statements of the Modine Aftermarket Business.

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force (EITF) 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. The adoption of this statement by the Modine Aftermarket Business did not have an impact on the Modine Aftermarket Business's financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Modine Aftermarket Business is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2007. The Modine Aftermarket Business does not expect the adoption of this statement to have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29," which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Modine Aftermarket Business is required to adopt SFAS No. 153 for nonmonetary asset exchanges occurring in the first quarter of fiscal 2007. The Modine Aftermarket Business does not expect the adoption of this statement to have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Modine Aftermarket Business is required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The Modine Aftermarket Business is evaluating both the impact of SFAS No. 123(R) and the option pricing model it will use, and expects that it will record non-cash stock compensation expenses. If Modine continues to utilize the Black-Scholes pricing model it currently uses and continues its current stock option practices, it is estimated that additional annual expenses ranging from $50,000 to $150,000 could be allocated to the Modine Aftermarket Business based on the number of Modine Aftermarket Business employees being granted options. After the merger, Modine Aftermarket Business employees will no longer be granted Modine stock options. While under Modine ownership, the Modine Aftermarket Business does not expect the adoption of this statement to have a material impact on the Modine Aftermarket Business's financial condition or cash flows.

On October 22, 2004, the American Jobs Creation Act of 2004, also known as the Jobs Creation Act, was signed into law. Among its provisions, the Jobs Creation Act provides for a one-time special dividends received deduction for certain qualifying dividends from controlled foreign corporations. The Modine Aftermarket Business may elect to apply this provision to qualifying repatriations of foreign earnings in either the balance of fiscal 2005 or in fiscal 2006. Due to the complexity of the repatriation provision, the Modine Aftermarket Business is still evaluating the effects of this provision on its repatriation planning and is awaiting the issuance of clarifying regulations before finalizing its evaluation. Accordingly, the Modine Aftermarket Business has not determined what actions it might take in response to the Jobs Creation Act or the impact, if any, the Jobs Creation Act may have on the income tax provision.

In addition, the Jobs Creation Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Jobs Creation Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the tax return. The Modine Aftermarket Business is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Jobs Creation Act, the first time the Modine Aftermarket Business could claim the deduction would be in fiscal 2006 when it files its next tax return.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, the Modine Aftermarket Business is subject to exposure from changes in foreign exchange rates, credit risk, economic risk and commodity price risk.

Foreign Currency Risk

The Modine Aftermarket Business is subject to the risk of changes in foreign currency exchange rates due to its operations in foreign countries. The Modine Aftermarket Business has manufacturing facilities in Mexico and throughout Europe. The Modine Aftermarket Business sells and distributes its products primarily in North America and Europe. As a result, the Modine Aftermarket Business's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Modine Aftermarket Business manufactures, distributes and sells its products. The Modine Aftermarket Business's operating results are primarily exposed to changes in exchange rates between the U.S. dollar and the European currencies, primarily the euro, and are also exposed to changes between the U. S. dollar and Mexican peso. The effect of changes in foreign currency exchange rates on the translation of the financial statements for the Modine Aftermarket Business's foreign operations reporting in local currencies are included in net investment by Modine. The Modine Aftermarket Business's favorable (unfavorable) foreign currency translation adjustments recorded at December 26, 2004, March 31, 2004, March 31, 2003 and March 31, 2002 were $2.1 million, $3.2 million, $1.6 million and $(0.4) million, respectively. As of December 26, 2004, March 31, 2004 and March 31, 2003, the Modine Aftermarket Business's foreign subsidiaries had net current assets (defined as current assets less current liabilities) subject to foreign currency translation risk of $34.5 million, $30.6 million and $29.9 million, respectively. The potential decrease in the net current assets from a hypothetical 10% adverse change in quoted foreign currency exchange rates as of December 26, 2004, March 31, 2004 and March 31, 2003 would be approximately $3.5 million, $3.1 million and $3.0 million, respectively. This sensitivity analysis presented assumes a parallel shift in foreign currency exchange rates. Exchange rates rarely all move in the same direction relative to the dollar. This assumption may overstate or understate the impact of changing exchange rates on individual assets and liabilities denominated in a foreign currency.

Credit Risk

Credit risk is the possibility of loss from a customer's failure to make payment according to contract terms. The Modine Aftermarket Business's principal credit risk consists of outstanding trade receivables. Prior to granting credit to any customer, the Modine Aftermarket Business evaluates such customers, taking into consideration the borrower's financial condition, past payment experience and credit information. After credit is granted, the Modine Aftermarket Business actively monitors the customer's financial condition and developing business news. Approximately 9%, 13% and 20% of the trade receivables balance as of December 26, 2004, March 31, 2004 and March 31, 2003, respectively, were concentrated in the Modine Aftermarket Business's top ten customers. Due to the current business climate in the automotive aftermarket industry, the Modine Aftermarket Business has observed an increased number of businesses with financial difficulties in its customer base in the United States and Europe during the last two years. Accordingly, it actively pursues past due accounts and restricts or suspends customer credit limits when appropriate.

Economic Risk

Economic risk is the possibility of loss resulting from economic instability in certain areas of the world or significant downturns in markets that the Modine Aftermarket Business supplies. In the first nine months of fiscal 2005 the Modine Aftermarket Business experienced a decline in sales of $17.1 million from the corresponding period of fiscal 2004, and the fiscal 2004 full year sales were down $6.1 million from the fiscal 2003 level. Economic factors contributing to this decline were continued pricing pressures, increased competition and changing distribution channels. Also affecting the marketplace was the continuing shift from copper-brass radiators to aluminum radiators. The Modine Aftermarket Business expects that competitor pricing strategies and evolving distribution channel conflicts will continue to exert pressure on a generally flat automotive aftermarket business going forward. Another economic factor exerting pressure on the Modine Aftermarket Business is rising oil costs, which increase transportation costs to receive and distribute the Modine Aftermarket Business's products. In most cases, the Modine Aftermarket Business is unable to pass on these costs through price increases or surcharges to the customer because of the highly competitive marketplace in which the Modine Aftermarket Business is operating. In addition, recent history has shown that the aftermarket customer base is reluctant to absorb, through increased prices, the rising metal costs of copper and aluminum.

Prior to the merger, Modine Aftermarket Business plans to respond to these challenges through aggressive cost reductions in sourcing, warranty and logistics, and, where market conditions permit, by passing on rising metal and oil costs to the customers.

With respect to international instability, the Modine Aftermarket Business continues to monitor economic conditions in the United States, Europe, Mexico and elsewhere. With a growing percentage of the Modine Aftermarket Business's outsourced product arriving from Asian suppliers, the Modine Aftermarket Business is also monitoring conditions in the Far East to ensure a reliable source of product availability from its offshore suppliers.

Commodity Price Risk

The Modine Aftermarket Business is dependent upon the supply of certain raw materials and supplies in the production process and has, from time to time, entered into firm purchase commitments for copper and aluminum alloy. The Modine Aftermarket Business does not generally use forward contracts to hedge against changes in specific commodity prices for any firm purchase commitments it may make.

INFORMATION ABOUT THE COMBINED COMPANY

Business of the Combined Company

Upon completion of the merger, the combined company is expected to be a leading company with a comprehensive product offering focused on the sale of aftermarket heat transfer and air conditioning products for the automotive, truck and industrial markets. These products will be marketed under the Ready-Rad®, Ready-Aire®, Modine®, NRF™, MexPar™, and AirPro Quality Parts® brands. As a result of its increased size, the combined company will have increased distribution and customer reach, increased brand and product breadth and increased manufacturing and sourcing efficiencies. In addition, the combined company will have an international footprint with enhanced presence in North America, Central America and Europe with improved capacity utilization at its manufacturing and distribution facilities.

Management and Operations of the Combined Company

Key Governance Provisions

As a result of the extensive negotiations discussed in "The Transactions—Background of the Merger" (page 25):

•	the combined company's board of directors will be comprised of ten directors, six of whom will be selected from among Transpro's current directors and four of whom will be selected by Modine;

•	the combined company's chairman of the board will be selected from the Transpro designees to the board;

•	Charles E. Johnson, Transpro's president and chief executive officer, will be the president and executive officer of the combined company;

•	although no decision has been made, the Modine executives joining the combined company's board do not currently intend to serve more than one year (in Mr. Richardson's case) and two years (in Mr. Rulseh's case); and

•	the combined company's certificate of incorporation and by-laws provide for the classification of the combined company's board of directors, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008, including related provisions (1) providing that vacancies on the board may only be filled by remaining board members and directors may only be elected at annual meetings or removed for cause and (2) requiring a vote of holders of 80% of the combined company's voting stock to amend the classified board and related provisions or to remove a director.

As a result of the foregoing governance provisions and other factors, Transpro has determined that it would be the "acquirer" in the merger under GAAP.

Classified Board of Directors

At the effective time of the merger, the members of the combined company's board of directors will be classified as follows:

Director	Class	Term Expires
Bradley C. Richardson	I	2006
Paul R. Lederer	I	2006
William J. Abraham, Jr.	I	2006
James R. Rulseh	II	2007
Michael T. Yonker	II	2007
F. Alan Smith	II	2007
Charles E. Johnson	III	2008
Vincent L. Martin	III	2008
Philip Wm. Colburn	III	2008
Barry R. Banducci	III	2008

The classified board will automatically cease to apply at the 2009 annual shareholders meeting, and all of the combined company's directors will be elected for one-year terms beginning with that meeting, including directors whose terms otherwise would have expired after that meeting. See "Comparison of Rights of Transpro, Modine and Modine Shareholders—Comparison of Rights of Transpro Shareholders Before and After the Merger—Classified Board and Related Provisions" (page 130). The combined company's chairman of the board will be selected from the Transpro designees to the board.

Transpro Designees to the Board of Directors of the Combined Company

Following the merger, the six Transpro designees to the board of directors of the combined company will be William J. Abraham, Jr., Barry R. Banducci, Philip Wm. Colburn, Charles E. Johnson, Paul R. Lederer and F. Alan Smith. Sharon M. Oster has agreed to resign from the Transpro board at the time of the merger. For biographical information regarding the Transpro designees to the board of directors, see "Transpro Annual Meeting—Proposal 1. Election of Directors" beginning on page 106.

Modine Designees to the Board of Directors of the Combined Company

Listed below is the biographical information for each Modine representative who is currently expected to be a member of the classified board of directors of the combined company.

VINCENT L. MARTIN, age 65. Mr. Martin is retired. From January 1986 to October 2004, Mr. Martin was the Chairman of Jason Incorporated, a diversified manufacturing company based in Milwaukee, Wisconsin. He served as Chief Executive Officer of Jason Incorporated from 1986 to 1999. In addition, Mr. Martin's business career includes prior experience with AMCA International, FMC Corp. and Westinghouse Air Brake. He continues to be a director of Jason and has been a director of Modine since 1992.

BRADLEY C. RICHARDSON, age 46. Mr. Richardson has been the Vice President, Finance and Chief Financial Officer of Modine since May 2003. From 2000 to May 2003, he was Chief Financial Officer and Vice President of Performance Management and Control for BP Amoco's Worldwide Exploration and Production Division and from 1999 to 2000 he was President of BP Amoco Venezuela. He held various other financial and operational positions with BP Amoco from 1982 to 1998.

JAMES R. RULSEH, age 49. Mr. Rulseh has been Group Vice President of Modine since April 2001. From 1998 to March 2001, he was Managing Director of the Automotive Business Unit of Modine Europe. He has held various positions with Modine since 1977. He is a director of Woodward Governor Company.

MICHAEL T. YONKER, age 63. Mr. Yonker was President and Chief Executive Officer of Portec, Inc., Lake Forest Illinois, a manufacturer of material handling equipment until June 15, 1998. He is also a director of Woodward Governor Company and EMCOR Group, Inc. He has been a director of Modine since 1993.

Committees and Compensation of the Directors of the Combined Company

The board of directors of the combined company will determine the membership of the combined company's committees and the form and amount of the compensation to be paid to the combined company's directors as soon as practicable following the completion of the merger.

Management of the Combined Company

The management of the combined company will be the same as the management of Transpro prior to the merger. As a result, in addition to Mr. Johnson remaining as the president and chief executive officer of the combined company, each of the other executive officers who is currently an executive officer of Transpro is expected to serve as an executive officer of the combined company in their current positions following completion of the merger. See "Transpro Annual Meeting—Proposal 1. Election of Directors—Executive Officers of Transpro" (page 110).

TRANSPRO ANNUAL MEETING

General Information about Proxies and Voting

Date, Time and Place

The Transpro annual meeting will be held on July 22, 2005 at 11:00 a.m., Eastern Time, at                     , New York, New York.

Matters for Consideration

At the Transpro annual meeting Transpro common shareholders will consider and vote upon:

1.	a proposal to elect seven directors to serve on Transpro's board of directors;

2.	a proposal to ratify the appointment of BDO Seidman, LLP as Transpro's independent registered public accounting firm for the year ending December 31, 2005;

3.	a proposal to approve the Transpro, Inc. Equity Incentive Plan attached as Annex J;

4.	a proposal to approve the merger by adopting the merger agreement, as amended, a composite copy of which is attached as Annex A;

5.	a proposal to approve an adjournment of the annual meeting to another time or place to permit further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal;

6.	a proposal to approve the increase in the number of authorized shares of the combined company's common stock from 17.5 million to 47.5 million; and

7.	any other matters that may properly be brought before the annual meeting.

Transpro knows of no other matters to be brought before the annual meeting.

The Transpro board of directors has unanimously approved the merger agreement and unanimously recommends that Transpro common shareholders vote for the proposal to approve the merger by adopting the merger agreement and for proposals 1 through 3, 5 and 6 listed above.

If the merger agreement is adopted, pursuant to the merger agreement two Modine outside directors and two Modine executives will be added to the combined company's board of directors and one current Transpro director will resign, and the combined company's board of directors will be divided into three classes, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008. All of the combined company's directors will be elected for one-year terms beginning with the 2009 annual shareholders meeting, including directors whose terms otherwise would have expired after that meeting.

In addition, if the merger agreement is not adopted, the increase in the proposed authorized number of shares will not become effective regardless of the vote thereon, directors elected under the first proposal (election of directors) will continue to serve on the Transpro board and, if approved by a majority of the votes cast at the meeting, actions taken under the proposals 2 (ratification of BDO Seidman) and 3 (new equity incentive plan) will be effective, except that, as described in "Transpro Annual Meeting—Proposal 3. Approval of the Equity Incentive Plan" (page 122), the number of shares under the new equity incentive plan will be reduced.

Record Date; Voting Information; Quorum

The Transpro board of directors has fixed the close of business on June 9, 2005 as the record date for determining the holders of Transpro common stock entitled to notice of, and to vote at, Transpro's annual meeting. Only holders of record of Transpro common stock at the close of business on the record date will be entitled to notice of, and to vote at, Transpro's annual meeting. Holders of Transpro's Series B convertible preferred stock are not entitled to vote at Transpro's annual meeting.

As of the record date, approximately 7,108,523 shares of Transpro common stock were issued and outstanding and entitled to vote at Transpro's annual meeting. Transpro's by-laws provide that each share of Transpro common stock is entitled to one vote on each matter to be considered at an annual meeting.

If you are a record holder of Transpro common stock on the record date, you may vote your shares of Transpro common stock in person at Transpro's annual meeting or by proxy as described on this page under "Transpro Annual Meeting—General Information about Proxies and Voting—Voting by Proxy."

The presence in person or by proxy at Transpro's annual meeting of the holders of at least a majority of the outstanding shares of Transpro common stock entitled to vote will constitute a quorum for the annual meeting. Properly signed proxies that are marked "abstain" are known as abstentions. Proxies relating to "street name" shares that are voted by brokers on some matters pursuant to discretionary authority, but not on those matters as to which authority to vote is withheld from the broker, absent voting instructions from the beneficial owner, are known as broker non-votes. Abstentions and broker non-votes will be counted for the purposes of determining whether a quorum exists at the annual meeting. Brokers do not have discretionary authority to vote on the merger proposal or the proposal to approve the new equity incentive plan.

Required Votes

The seven nominees for director who receive a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors will be elected as directors. Broker non-votes and properly executed proxies with instructions to withhold authority to vote for one or more nominees will not be voted with respect to the nominee or nominees indicated.

The affirmative vote of a majority of the outstanding shares of Transpro common stock outstanding on the record date and entitled to vote on the merger proposal is required to approve the merger by adopting the merger agreement and to approve the proposal to increase the number of authorized shares of combined company common stock. Failures to vote, abstentions and broker non-votes will have the same effect as a vote against these proposals.

The proposal to ratify the appointment of BDO Seidman, LLP as Transpro's independent registered public accounting firm, the proposal to approve the new equity incentive plan and the adjournment proposal require the affirmative vote of a majority of the votes cast by the holders of shares of Transpro common stock present in person or represented by proxy and entitled to vote at the Transpro annual meeting. Because abstentions and broker non-votes are not considered votes cast for these matters, neither will have an effect on the voting for such proposals, nor will the failure to vote generally.

Voting By Proxy

A form of proxy card and a return envelope for the proxy card are enclosed. Giving your proxy means that you authorize the persons named in the enclosed proxy card to vote your shares at the Transpro annual meeting in the manner you direct. You may vote by proxy or in person at the annual meeting. To vote by proxy, you may use one of the following methods if you are a registered holder (that is, you hold your stock in your own name):

•	Mail, by completing and returning your proxy card;

•	Telephone voting, by calling the toll-free number specified on your proxy card; or

•	Via the internet, by accessing the internet website specified on your proxy card.

When a proxy is properly given, the shares of Transpro common stock represented by it will be voted at the annual meeting in accordance with the instructions contained in the proxy card.

If any proxy is returned without indication as to how to vote, the Transpro common stock represented by the proxy will be considered a vote in favor of each proposal. If other matters are properly presented before Transpro's annual meeting, the persons named in the proxy will have authority to vote in accordance with their judgment on any other such matter. Transpro does not currently expect that any matter other than as described in this proxy statement/prospectus-information statement will be brought before the annual meeting.

If your broker holds your shares of Transpro common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the annual meeting.

If your shares are held in "street name," you should check the voting form that you receive to determine whether shares may be voted by telephone or the internet.

If you are a participant in the Transpro, Inc. 401(k) Savings Plan, your proxy card will serve as voting instructions for your shares of Transpro common stock held in your 401(k) plan account. The trustee of the 401(k) plan will vote your shares as you direct. If a proxy is not returned for shares held in the 401(k) plan, the trustee will vote those shares as directed by the Transpro Pension and Benefits Committee.

To assure the representation of Transpro shareholders and a quorum for the transaction of business at the Transpro annual meeting, each Transpro common shareholder is urged to please complete, sign, date and return the enclosed proxy card promptly or otherwise vote by using the toll-free number or visiting the website listed on the proxy card if eligible to do so.

Revocation of Proxies

If you are a record holder of Transpro common stock, you may revoke your proxy in any of the following ways:

•	sending a written notice to Transpro's corporate secretary that is received prior to the annual meeting stating that you are revoking your proxy;

•	granting a new, valid proxy bearing a later date; or

•	attending Transpro's annual meeting and voting in person.

If you choose any method other than the last method, you must take the described action no later than the beginning of the annual meeting. Simply attending the annual meeting will not revoke your proxy. Once voting on a particular matter is completed at the annual meeting, you will not be able to revoke your proxy or change your vote as to that matter. If you voted your shares by telephone or the internet, you may revoke your prior telephone or internet vote before the beginning of the annual meeting by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or internet vote.

If you instructed a broker to vote your shares and wish to change your instructions, you must follow your broker's directions for changing those instructions. If an adjournment occurs and no new record date is set, it will have no effect on the ability of Transpro shareholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

Share Ownership of Transpro Management and Certain Shareholders

As described below, as of June 9, 2005, Transpro directors and executive officers and their affiliates, as a group, owned and were entitled to vote 376,449 Transpro common shares. These shares represent approximately 5.3% of the outstanding voting power of Transpro common shares. Each of the directors and executive officers of Transpro has indicated an intent to vote his or her shares in favor of all of the proposals.

Dissenters' Rights

Holders of Transpro common stock will not be entitled to exercise dissenters' or appraisal rights or to demand payment for their shares in connection with the merger because Transpro common stock is traded on the American Stock Exchange. Under Delaware law, no appraisal rights are available for shares of any class or series of stock which, as of the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon any merger agreement, were listed on a national securities exchange.

Holders of Transpro's Series B convertible preferred stock who demand properly in writing appraisal for such shares of Transpro Series B convertible preferred stock in accordance with Section 262 of the Delaware General Corporation Law will be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of Section 262. See "The Transactions—Dissenters' Rights" (page 41). If the holders of Transpro's Series B convertible preferred stock do not follow the procedures described in this proxy statement/prospectus-information statement to assert such rights, they will not have appraisal rights. See "U.S. Federal Income Tax Consequences of the Spin Off and the Merger" (page 62) for a summary of the U.S. federal income tax consequences to holders of Transpro Series B convertible preferred stock who exercise their appraisal rights.

Solicitation of Proxies

Proxies for use at the meeting are being solicited by Transpro's board of directors. Proxies will be solicited chiefly by mail. Transpro will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to the beneficial owners of the shares and will reimburse them for their expenses in so doing. Should it appear desirable to do so in order to ensure adequate representation of shares at the meeting, Transpro's officers, agents and employees may communicate with shareholders, banks, brokerage houses and others by telephone, e-mail, facsimile or in person to request that proxies be furnished. Transpro will pay all expenses incurred in connection with this solicitation. Transpro also has engaged a professional proxy solicitation firm, Morrow & Co., Inc., to assist it in soliciting proxies and will pay Morrow & Co., Inc., an estimated fee of $7,500 plus out-of-pocket expenses for its services.

Each of Transpro and Modine will be responsible for one-half of the costs related to the filing of the registration statement of which this proxy statement/prospectus-information statement forms a part with the SEC and the printing and mailing of this proxy statement/prospectus-information statement.

Attending the Meeting

The Transpro annual meeting may be attended by Transpro common shareholders, their guests and persons holding proxies from shareholders. Seating, however, is limited and it will be available on a first-come, first-served basis. A Transpro shareholder planning to attend the meeting and holding shares in the name of a broker or other nominee should bring proof of ownership and valid photo identification to the meeting. A brokerage account statement showing that the shareholder owned common shares of Transpro on June 9, 2005 is acceptable proof. If a Transpro shareholder is a registered holder, no proof of ownership is required.

Proposal 1. Election of Directors

(Item 1 on Proxy Card)

Seven directors, constituting the entire Transpro board of directors, are to be elected at the annual meeting. Unless otherwise specified, the enclosed proxy will be voted in favor of the persons named below to serve until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Each person named below is now a director of Transpro. In the event any of these nominees is unable to serve as a director, the shares represented by the proxy will be voted for the person, if any, who is designated by the board of directors to replace the nominee. All nominees have consented to be named and have indicated their intent to serve if elected. The board of directors has no reason to believe that any of the nominees will be unable to serve or that any vacancy on the board of directors will occur.

Notwithstanding the foregoing, following the merger, the board of directors of the combined company will be classified and will have ten members, consisting of six directors from Transpro and four directors from Modine, as described more completely under "Information About the Combined Company—Management and Operations of the Combined Company" beginning on page 99.

The nominees, their ages, the year in which each first became a director of Transpro and their principal occupations or employment during the past five years are:

Name	Age	Year First Became Director	Principal Occupation During the Past Five Years
Barry R. Banducci	69	1995	Chairman of the Board of Transpro, Inc. since September 1995; from 1984 to 1996, Vice Chairman of the Board and a director of The Equion Corporation, a manufacturer of automotive products; from 1988 to 1994, President and Chief Executive Officer of Equion and from 1984 to 1988, President and Chief Operating Officer of Equion; currently a director of Dexmet Corporation. (1)
William J. Abraham, Jr.	57	1995	Partner with Foley & Lardner, a law firm in Milwaukee, Wisconsin, since 1980; formerly Chairman of the Business Law Department of Foley & Lardner and a member of its Management Committee; currently a director of The Vollrath Company, Inc., Park Bank, Quad/Graphics, Inc., Phillips Plastics Corporation and Windway Capital Corp. (1)
Philip Wm. Colburn	76	1995	Chairman of the Board of Allen Telecom Inc. from December 1988 to July 2003 and a director of Allen from 1973 to July 2003; from March 1988 to February 1991, Chief Executive Officer of Allen; currently a director of Superior Industries International, Inc. and Andrew Corporation. (2)

Name	Age	Year First Became Director	Principal Occupation During the Past Five Years
Charles E. Johnson	59	2001	Since March 2001, President and Chief Executive Officer of Transpro, Inc.; from 1996 to March 2001, President and Director, and from 1997 to March 2001, Chief Executive Officer, of Canadian General-Tower Ltd., a producer of polymer films and composite materials to the automotive and other markets; from 1984 to 1996, various positions at The Equion Corporation, including President and Chief Operating Officer from 1993 to 1996.
Paul R. Lederer	65	1995	Currently a director of R&B Inc., Maximus, Inc., United Components, Inc. and O'Reilly Automotive, Inc.; prior to retirement in October 1998, Executive Vice President – Worldwide Aftermarket of Federal-Mogul Corporation since February 1998; from November 1994 to February 1998, President and Chief Operating Officer of Fel-Pro Inc., which was acquired by Federal-Mogul Corporation. (1)
Sharon M. Oster (3)	56	1995	Frederic D. Wolfe Professor of Management and Entrepreneurship at the School of Management, Yale University since 1992; from 1992 to 1994, Associate Dean of Yale's School of Management; from 1983 to 1994, Professor of Economics and Management at Yale's School of Management; currently a director of HealthCare REIT, Inc. and The Aristotle Corporation. (2)
F. Alan Smith	73	1995	Chairman of Advanced Accessory Systems, LLC from September 1995 to April 2003; Chairman of Mackie Automotive Systems from May 1998 to December 2001, and a director of 3M from 1986 to 2001; retired from General Motors Corporation in 1992 after 36 years of service; from 1981 to 1992, Executive Vice President and a member of the Board of Directors of GM. (2)

(1)	Member of the Nominating, Governance and Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Ms. Oster has agreed to resign from the Transpro board at the time of the merger.

The Transpro board of directors recommends that shareholders vote for the election of the seven nominees for directors in this proposal.

Information Regarding the Board of Directors

The business and affairs of Transpro are managed under the direction of its board of directors, whose members are elected annually by its shareholders. Transpro's board of directors has designated a Nominating, Governance and Compensation Committee and an Audit Committee. Messrs. Lederer, Abraham and Banducci are the members of the Nominating, Governance and Compensation Committee; and Messrs. Smith, Colburn and Ms. Oster are the members of the Audit Committee. Each member of the Audit Committee is independent under Rule 10A-3 of the SEC and American

Stock Exchange listing standards. Transpro's Board of Directors has determined that Mr. Smith, chairman of the Audit Committee, and Mr. Colburn are each an "audit committee financial expert" as that term is defined in Item 401(h) of Regulation S-K of the SEC. Each member of the Nominating, Governance and Compensation Committee is independent as provided under American Stock Exchange listing standards.

The Nominating, Governance and Compensation Committee recommends to the board salaries and incentive compensation awards for Transpro's officers, reviews and approves guidelines for the administration of incentive compensation programs for other management employees, makes recommendations to the board with respect to major compensation programs, administers Transpro's 1995 Stock Plan and 1995 Nonemployee Directors Stock Option Plan and grants stock options and restricted shares of common stock under the 1995 Stock Plan and issues the Report on Executive Compensation required to be included in Transpro's proxy statement by the rules of the SEC. This committee also oversees corporate governance issues in accordance with applicable law and American Stock Exchange rules, selects and recommends to the Board nominees for election as directors and considers the performance of incumbent directors in determining whether to recommend them for nomination for re-election. The charter of the Nominating, Governance and Compensation Committee is posted on Transpro's website at www.transpro.com.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the audit and related work of Transpro's independent registered public accounting firm. The Audit Committee reviews the degree of their independence, approves the scope of the audit engagement, including the cost of the audit, approves any non-audit services rendered by the independent registered public accounting firm and the fees for these services, reviews with the independent registered public accounting firm and management Transpro's policies and procedures with respect to internal accounting and financial controls and, upon completion of an audit, the results of the audit engagement and reviews internal accounting and auditing procedures with Transpro's financial staff and the extent to which recommendations made by the independent registered public accounting firm have been implemented. The Audit Committee has adopted a charter that meets the requirements of the SEC and the American Stock Exchange and a copy of the charter is posted on Transpro's website at www.transpro.com.

During 2004, the Board of Directors held seven meetings, the Nominating, Governance and Compensation Committee held three meetings, and the Audit Committee held twelve meetings. During 2004, each director attended at least 75% of the meetings of the Board of Directors held and of all committees of the Board of Directors on which he or she served while he or she was director or a member of a committee of the Board of Directors, except for Mr. Abraham, who attended six of the ten Board and applicable committee meetings.

Compensation of Directors

The chairman of the board of directors is paid an annual retainer of $48,000 per year for his services as chairman and $1,000 for each meeting of the board of directors attended. The chairman does not receive any additional compensation for committee participation. All other nonemployee directors are paid $16,000 per year for their services as a director and $1,000 for each meeting of the board of directors attended. Each nonemployee member of the Audit Committee and Nominating, Governance and Compensation Committee is paid $2,000 per year for his or her service as a member ($4,000 if chairman of the committee), and each committee member is paid $500 for each meeting of a committee attended. Directors are not paid fees for actions by unanimous written consent but are compensated for participation in telephonic meetings. Each director and committee member is reimbursed for travel and related expenses incurred in attending meetings.

Under Transpro's 1995 Nonemployee Directors Stock Option Plan, the chairman and each nonemployee director are automatically entitled to a grant of options to purchase 3,200 and 1,500 shares of common stock, respectively, on an annual basis, on the first Friday following Transpro's annual meeting of shareholders. However, as there were insufficient shares remaining available for grant pursuant to the Directors Plan, no option grants were made to directors in 2004. See

"Information About the Combined Company—Management and Operations of the Combined Company—Committees and Compensation of the Directors of the Combined Company" (page 101).

Transpro maintains a matching gift program for the benefit of its directors. Pursuant to the matching gift program, in 2004, Transpro matched gifts to charitable organizations made by the directors in amounts up to $2,500 for each director.

Transpro is party to an employment agreement with Charles E. Johnson, its president and chief executive officer, and a director. For a description of the terms of this agreement, see "Transpro Annual Meeting—Proposal 1. Election of Directors—Employment, Termination of Employment and Change of Control Arrangements" (page 115).

Communications with Directors

In order to provide Transpro's security holders and other interested parties with a direct and open line of communication to the board of directors, the board of directors has adopted the following procedures for communications to directors. Transpro security holders and other interested persons may communicate with the chairman of the Nominating, Governance and Compensation Committee or Audit Committee or with the non-management directors of Transpro as a group by sending an email to directors@transpro.com. The email should specify which of the foregoing is the intended recipient. Communications may also be sent by mail addressed in care of the corporate secretary, Transpro, Inc., 100 Gando Drive, New Haven, CT 06513.

All communications received in accordance with these procedures will be reviewed initially by Transpro's corporate secretary. The secretary will relay all such communications to the appropriate director or directors unless the secretary determines that the communication:

•	does not relate to the business or affairs of Transpro or the functioning or constitution of the board of directors or any of its committees;

•	relates to routine or insignificant matters that do not warrant the attention of the board of directors;

•	is an advertisement or other commercial solicitation or communication;

•	is frivolous or offensive; or

•	is otherwise not appropriate for delivery to directors.

The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full board of directors or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made only in accordance with applicable law and regulations relating to the disclosure of information.

Transpro's secretary will retain copies of all communications received pursuant to these procedures for a period of at least one year. The Nominating, Governance and Compensation Committee will review the effectiveness of these procedures from time to time and, if appropriate, recommend changes.

Transpro has not established a formal policy regarding director attendance at annual meetings of shareholders, but Transpro's directors generally do attend the annual meeting. The Chairman of the board of directors presides at the annual meeting of shareholders, and the board of directors holds one of its regular meetings in conjunction with the annual meeting of shareholders. Accordingly, unless one or more members of the board are unable to attend, all members of the board are present for the annual meeting. Six of the seven members of the board at the time of Transpro's 2004 annual meeting of shareholders attended that meeting.

Nominations of Directors

The Nominating, Governance and Compensation Committee has adopted specifications applicable to members of the board of directors, and nominees for the board of directors recommended by the

Nominating, Governance and Compensation Committee must meet these specifications. The specifications provide that a candidate for director should:

•	have a reputation for industry, integrity, honesty, candor, fairness and discretion;

•	be knowledgeable in his or her chosen field of endeavor, which field should have such relevance to Transpro's businesses as would contribute to Transpro's success;

•	be knowledgeable, or willing and able to become so quickly, in the critical aspects of Transpro's businesses and operations; and

•	be experienced and skillful in serving as a competent overseer of, and trusted advisor to, senior management of a publicly held corporation.

In addition, nominees for the board of directors should contribute to the mix of skills, core competencies and qualifications of the board through expertise in one or more of the following areas: accounting and finance, the automotive industry, international business, mergers and acquisitions, leadership, business and management, strategic planning, government relations, investor relations, executive leadership development and executive compensation.

The Nominating, Governance and Compensation Committee will consider nominees recommended by shareholders for election at the 2006 Annual Meeting of Shareholders that are submitted prior to the end of 2005 to Transpro's secretary at Transpro's offices, 100 Gando Drive, New Haven, Connecticut 06513. Any recommendation must be in writing and must include a detailed description of the business experience and other qualifications of the recommended nominee as well as the signed consent of the nominee to serve if nominated and elected, so that the candidate may be properly considered. All shareholder recommendations will be reviewed in the same manner as other potential candidates for Board membership.

The Nominating, Governance and Compensation Committee has not received any nominees for election to the board from any shareholder or group that has held more than 5% of Transpro's common stock for a period of one year.

Code of Ethics

Transpro's Board of Directors has approved a Code of Business Conduct in accordance with the rules of the SEC and the American Stock Exchange that governs the conduct of each of Transpro's employees and directors, including Transpro's principal executive officer, principal financial officer, principal accounting officer and controller. Transpro's Code of Business Conduct is maintained on its website at www.transpro.com.

Executive Officers of Transpro

Name	Age	Served as Officer Since	Position or Office with Transpro & Business Experience During Past Five-Year Period
Charles E. Johnson	59	March 2001	President, Chief Executive Officer and Director of Transpro, Inc., since 2001; Chief Executive Officer of Canadian General-Tower, Ltd., 1997 through 2001 and, from 1996 President and Director; President and Chief Operating Officer of Equion Corporation, 1993 through 1996.
Richard A. Wisot	59	June 2001	Vice President, Treasurer, Secretary and Chief Financial Officer of Transpro, Inc. since 2001; Vice President, Treasurer and Chief Financial Officer of Ecoair Corp., 1997 through 2001; Vice President, Controller, Chief Accounting Officer of Echlin Inc., 1990 through 1996.

Name	Age	Served as Officer Since	Position or Office with Transpro & Business Experience During Past Five-Year Period
David J. Albert	57	June 2001	Executive Vice President, Operations, of Transpro, Inc., effective March, 2005; Vice President, Operations of Transpro, Inc., 2001 to March 2005; President and Chief Executive Officer of Hayden Industrial Products from 1996 through 2000.
Jeffrey L. Jackson	57	August 1995	Vice President, Human Resources and Process of Transpro, Inc., since July 2001; Vice President, Human Resources of Transpro, Inc., 1995 to July 2001.
Kenneth T. Flynn, Jr.	55	September 2001	Vice President and Corporate Controller of Transpro, Inc. since 2001; Consultant, 1999 through 2000; Vice President and Corporate Controller of Echlin Inc., 1997 through 1999; Assistant Corporate Controller of Echlin Inc., 1985 through 1997.

All officers are elected by the Board of Directors.

Compensation Committee Report on Executive Compensation

The Nominating, Governance and Compensation Committee is comprised of three independent non-employee directors. As members of the Nominating, Governance and Compensation Committee, it is the responsibility of such committee to administer Transpro's executive compensation programs, monitor corporate performance and its relationship to compensation of executive officers and make appropriate recommendations concerning matters of executive compensation.

Compensation Policies

Transpro has formulated a compensation philosophy that is designed to enable it to attract, retain and reward capable employees who can contribute to the success of Transpro, principally by (i) setting base salaries at the median of the marketplace, (ii) creating an annual incentive opportunity with target award levels somewhat above median marketplace practices, and (iii) creating a significant long-term incentive opportunity for senior management. Transpro believes that implementation of a system of compensation that emphasizes performance-based compensation provides a strong alignment to shareholders' interests. Five key principles serve as the guiding framework for compensation decisions for all employees of Transpro:

•	To attract and retain the most highly qualified management and employee team.

•	To pay competitively compared to similar automotive companies.

•	To encourage superior employee performance by aligning rewards with shareholder interests, especially through the use of tangible performance targets.

•	To motivate senior executives to achieve Transpro's annual and long-term business goals by providing leveraged equity-based incentive opportunities.

•	To strive for fairness in administration by emphasizing performance related contributions as the basis for pay decisions.

To implement these policies, Transpro has designed the framework for a four-part executive compensation program consisting of base salary, annual incentives, long-term incentive opportunities for senior management and other employment benefits.

Base Salary.    Transpro will seek to maintain levels of compensation that are competitive with similar automotive companies. Base salary represents the fixed component of the executive compensation program. Transpro's philosophy regarding base salaries is conservative and will seek to maintain salaries for the aggregate officer group at approximately the competitive industry average. Periodic increases in base salary will relate to individual contributions evaluated against established objectives, length of service, and the industry's annual competitive pay practice movement. The Nominating, Governance and Compensation Committee believes that base salary for 2004 for Transpro's chief executive officer and for the other executive officers was generally at the competitive industry average.

Annual Incentive Program.    Transpro has designed an annual incentive program pursuant to which key Transpro employees will be eligible to receive performance bonuses in a range based upon a percentage of their annual base salary. Payment of the performance bonuses is based upon performance measures set by the Nominating, Governance and Compensation Committee that incorporate overall corporate, strategic business unit and personal targets. In general, with regard to senior executives, a greater degree of emphasis is placed on the long-term incentives described below.

Long-Term Incentives.    Transpro believes that the pay program should provide senior executives with an opportunity to increase their ownership and potentially gain financially from Transpro stock price increases. By this approach, the best interests of shareholders and senior executives will be closely aligned. Therefore, senior executives are eligible to receive restricted stock and are also eligible to receive stock options, giving them the right to purchase shares of common stock at a specified price in the future. Transpro believes that the use of restricted stock and stock options as the basis for long-term incentive compensation meets Transpro's defined compensation strategy and business needs by achieving increased value for shareholders and retaining key employees.

Other Benefits.    Transpro's philosophy is to provide competitive health- and welfare-oriented benefits to executives and employees, but to maintain a conservative posture relative to executive benefits. Consistent with industry practices, Transpro provides an automobile allowance to executive officers.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public corporation for compensation over $1 million paid to a corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the cap if certain requirements are met. Transpro intends to structure the compensation of its executive officers in a manner that should ensure that Transpro does not lose any tax deductions because of the $1 million compensation limit in the foreseeable future.

The salaries for Transpro's highest paid executives will be set, in part based on independent studies, at levels approximating the average for companies of comparable size in similar industries and are not expected to approach $1 million in the foreseeable future. Transpro is a proponent of using more performance and equity-based compensation, which can often be designed to ensure that tax deductibility is not compromised.

Transpro's 1995 Stock Plan incorporates maximum limitations on individual annual stock option and restricted stock grants so as to meet the requirements of Section 162(m). The 1995 Stock Plan also identifies performance measures to be used if Transpro decides to use performance-based vesting restricted stock in the future to meet the requirements of Section 162(m).

2004 Compensation for the Chief Executive Officer

In 2004, Charles E. Johnson was entitled to receive base salary payments at a rate of $360,000 per year, pursuant to the terms of his employment agreement with Transpro. His base salary was increased to $374,400 effective March 11, 2002, $395,000 effective March 3, 2003 and $415,000 effective March 8, 2004. In addition, during 2004 Mr. Johnson's employment agreement was amended to alter and increase the amounts payable in the event Mr. Johnson's employment is terminated after a change in control transaction and make certain other changes. See "Transpro Annual Meeting—Proposal 1. Election of Directors—Employment, Termination of Employment and Change of Control Arrangements" (page 115). Mr. Johnson received an annual performance bonus for 2004 in the amount of $398,000. On February 25, 2004, Mr. Johnson was granted an option to purchase 20,000 shares of common stock at an exercise price of $4.51 per share, which was the market price for the common stock on the date of grant. This option grant was made in accordance with the Compensation Committee's compensation practices.

Summary

The Nominating, Governance and Compensation Committee believes that it has implemented a comprehensive compensation program for Transpro executives that is appropriate and competitive with the total compensation programs provided by other similar automotive companies with which Transpro competes. The Nominating, Governance and Compensation Committee believes this compensation philosophy ties compensation to shareholder returns and thereby links compensation to the achievement of annual and longer-term operational results of Transpro on behalf of its stockholders. The Nominating, Governance and Compensation Committee looks forward to providing the shareholders with an update in the next annual report.

Nominating, Governance and Compensation Committee of the Board of Directors
– Paul R. Lederer, Chairman – William J. Abraham, Jr. – Barry R. Banducci

Annual and Long-Term Executive Compensation

The following table sets forth the annual and long-term compensation paid or accrued by Transpro and its subsidiaries to those persons who were the chief executive officer and the other four most highly compensated executive officers at the end of 2004 (collectively, the "named executive officers"), for services rendered by them in all capacities in which they served Transpro and its subsidiaries during 2002, 2003 and 2004.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp. ($)(a)		Securities Underlying Options/SARS(#)	All Other Comp. ($)(b)
Charles E. Johnson	2004	$411,154	$398,000	$0		20,000	$5,425
President and Chief Executive Officer	2003	$391,890	$0	$0		0	$9,817
	2002	$381,812	$242,000	$0		35,000	$10,123

Richard A. Wisot	2004	$206,192	$110,000	$0		0	$5,123
Vice President, Treasurer, Secretary	2003	$205,255	$0	$0		0	$6,323
and Chief Financial Officer	2002	$194,778	$60,000	$0		15,000	$3,069

David Albert	2004	$234,331	$140,000	$24,454	(c)	10,000	$4,166
Vice President – Operations	2003	$234,998	$0	$7,157	(c)	0	$3,390
	2002	$200,858	$70,000	$23,697	(c)	25,000	$3,319

Jeffrey L. Jackson	2004	$168,077	$87,000	$0		7,000	$3,626
Vice President –	2003	$166,546	$0	$0		0	$3,354
Human Resources and Process	2002	$157,403	$53,000	$0		26,433	$3,028

Kenneth T. Flynn, Jr.	2004	$143,285	$80,000	$0		0	$4,191
Vice President and Corporate	2003	$142,808	$0	$0		0	$4,569
Controller	2002	$132,138	$27,000	$0		10,000	$3,859

(a)	The aggregate amount of perquisites and other personal benefits is less than the lesser of $50,000 or 10% of the total salary and bonus reported for each indicated named executive officer.

(b)	All Other Compensation includes for 2002, 2003 and 2004, respectively, (i) contributions made by Transpro to each named executive officer under its defined contribution plan in the following amounts: Mr. Johnson – $9,064, $8,638 and $4,100; Mr. Wisot – $2,010, $5,144 and $3,798; Mr. Albert – $2,260, $2,211 and $2,841; Mr. Jackson – $2,752, $3,072 and $3,362; and Mr. Flynn – $2,800, $3,390 and $2,866; and (ii) insurance premiums paid by Transpro in 2002, 2003 and 2004 for the benefit of the named executive officers in the following amounts: Mr. Johnson – $1,059, $1,179 and $1,325; Mr. Wisot – $1,059, $1,179 and $1,325; Mr. Albert – $1,059, $1,179 and $1,325; Mr. Jackson – $276, $282 and $264; and Mr. Flynn – $1,059, $1,179 and $1,325.

(c)	Represents reimbursement of grossed-up moving expenses.

The following table sets forth the grants of stock options made during the year ended December 31, 2004 to the named executive officers:

Option Grants

Name	Number of Securities Underlying Options Granted (a)	% of Total Options Granted to All Employees in the Period (b)	Exercise Price	Expiration Date	Grant Date Present Value (c)
Charles E. Johnson	20,000	17.9%	$4.51	2/25/2014	$57,600
Richard A. Wisot	—	—	—	—	—
David Albert	10,000	8.9%	$4.51	2/25/2014	$28,800
Jeffrey L. Jackson	7,000	6.3%	$5.25	5/6/2014	$20,580
Kenneth T. Flynn, Jr.	—	—	—	—	—

(a)	All options granted are exercisable 25 percent after one year from date of grant, 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant.

(b)	Options to purchase a total of 112,000 shares of common stock were issued by Transpro to employees in fiscal 2004.

(c)	Present value calculated using the Black Scholes model assuming a 4.74% interest rate (the rate of treasury securities with a maturity date closest to the expected life of the options) and 54.83% volatility (calculated based upon the performance of the common stock from the date of the spin-off through the grant date).

The following table sets forth information with respect to unexercised options to purchase Transpro common stock held by the named executive officers at December 31, 2004. No options to purchase common stock were exercised in 2004 by these persons.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

	Number of Unexercised Options At Fiscal Year-End #		Value of Unexercised In-The-Money Options At Fiscal Year-End ($) (a)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Charles E. Johnson	117,500	37,500	$332,150	$44,152
Richard A. Wisot	26,250	13,750	$64,725	$28,475
David Albert	31,250	28,750	$71,375	$51,275
Jeffrey L. Jackson	24,766	18,667	$63,816	$29,818
Kenneth T. Flynn, Jr.	5,000	5,000	$6,900	$6,900

(a)	Computed based upon the difference between the closing price of Transpro common stock on December 31, 2004 ($6.10) and the exercise price.

Retirement Plan

Each of Transpro's named executive officers are covered by a non-contributory defined benefit cash balance plan. Transpro credits an amount, quarterly, to a notional account for each participant under the plan equal to the sum of (i) each participant's total compensation for the quarter (excluding bonus) multiplied by a percentage factor plus (ii) each participant's total compensation for the quarter (excluding bonus) in excess of a fraction of the Social Security wage base multiplied by a percentage factor. The percentage factors are determined under the following table:

Years of Service	Credit Account with % of Pay	Plus % of Pay Above 1/12 of Social Security Taxable Wage Base
Less than 10 years	2.25%	2%
10 to 20 years	3.00%	2%
20 or more years	4.00%	2%

For each year of employment until each participant's normal retirement date (age 65), the notional account balances will be credited quarterly with interest equal to the average of the one-year Treasury bill rate on the first day of October, November and December of the previous calendar year multiplied by his or her account balance at the beginning of the quarter. Upon retirement, the notional account balance will be paid in the form of a lump sum payment or converted to an annuity to provide monthly benefit payments. Upon normal retirement at age 65, Messrs. Johnson, Wisot, Albert, Jackson, and Flynn's estimated annual pension benefits under the cash balance plan are $7,048, $6,973, $8,966, $12,971 and $7,579, respectively.

Employment, Termination of Employment and Change of Control Arrangements

Charles E. Johnson

Effective March 12, 2001, Transpro entered into an employment agreement with Charles E. Johnson, its president and chief executive officer. The agreement has a two-year term with automatic one-year extensions upon each anniversary date of the agreement unless either party gives at least 90 days' notice to the contrary. The employment agreement can be terminated by Transpro for "serious cause" (as defined in the employment agreement) or in the event Mr. Johnson becomes disabled, and Mr. Johnson can terminate the agreement for "good reason" (as defined in the agreement). The employment agreement provides annual pension benefits, supplemental to the annual benefits paid under Transpro's retirement plans, in an amount determined in accordance with the applicable Transpro retirement plan, without giving effect to limits imposed by the Internal Revenue Code and regulations of the IRS on the amount of benefits payable or compensation that may be used in determining benefits that may be paid to an individual under a Federal income tax qualified plan. As of December 31, 2004, Transpro's accrued obligation to Mr. Johnson with respect to his supplemental pension benefit was $25,086. The employment agreement also provides for an annual salary of $360,000 and a bonus of up to 150% of base salary determined based upon performance targets set annually by the board. Mr. Johnson's annual base salary was increased in March 2002, 2003, 2004 and 2005 to $374,400, $395,000, $415,000 and $440,000, respectively. In addition, under the agreement, in March 2001 Mr. Johnson received options to purchase 60,000 shares of common stock under Transpro's 1995 Stock Plan exercisable one third after one year from date of grant, two-thirds after two years from date of grant and 100 percent after three years from date of grant. In June 2001, Mr. Johnson received options to purchase an additional 40,000 shares that are exercisable 50% after March 12, 2002 and 100% after March 12, 2003. Transpro also agreed to pay Mr. Johnson's reasonable relocation expenses.

Mr. Johnson's employment agreement contains additional provisions which provide that, in the event Transpro terminates Mr. Johnson's employment other than for "serious cause" or his disability, death or retirement, or if Mr. Johnson terminates his employment for "good reason," Transpro would pay him an amount equal to his salary for one year and would provide his life, disability, accident, medical and hospitalization insurance benefits during a period of one year after termination. In addition, Transpro would pay Mr. Johnson accrued vacation pay and all other amounts to which he is entitled under the agreement prior to termination.

On October 28, 2004, Transpro entered into an amendment to the employment agreement with Mr. Johnson. The amendment alters and increases the amounts payable in the event Mr. Johnson's employment is terminated by Transpro without "serious cause" or by Mr. Johnson for "good reason" after a change in control transaction and makes other specified changes. Specifically, upon termination within two years after a change of control transaction, which would include the merger, is approved by Transpro's shareholders (formerly within one year):

•	Mr. Johnson's severance payment is increased from (i) 18 months base salary plus next year targeted bonus to (ii) 2.99 times his base amount (as that term is defined in Section 280G of the Internal Revenue Code).

•	Life, long-term disability, and medical, dental and vision insurance coverage and automobile allowance to be provided for three years following termination (formerly to be provided for one year).

•	Immediate vesting of all stock options and restricted stock.

The change of control provisions of Mr. Johnson's agreement were amended to cap payments such that Transpro will not have to pay excise tax under the provisions of Section 4999 of the Internal Revenue Code.

Severance Agreements

Messrs. Wisot, Albert, Jackson and Flynn entered into severance agreements with Transpro. Pursuant to their respective severance agreements, if the officer loses his current position (except for termination for "cause" as defined in each severance agreement), or if during the term thereof should there be a material change in ownership or the sale of a portion of the business, which results in his not having a position similar to his current position including similar pay and benefits then his base salary will continue to be paid until he either secures other full-time employment, or for one year, whichever occurs first.

Compensation Committee Interlocks and Insider Participation

Transpro's Nominating, Governance and Compensation Committee currently consists of three non-employee directors - Messrs. Lederer, Abraham and Banducci. Under Transpro's 1995 Nonemployee Directors Stock Option Plan, the chairman and each nonemployee director, including members of the Nominating, Governance and Compensation Committee, are automatically entitled to a grant of options to purchase 3,200 and 1,500 shares of common stock, respectively, on an annual basis, on the first Friday following the annual meeting of shareholders. However, as there were insufficient shares remaining available for grant pursuant to the Directors Plan, no option grants were made to directors in 2004.

Transpro from time to time retained the law firm of Foley & Lardner to perform legal services on its behalf. Payments made by Transpro to Foley & Lardner in 2004 were approximately $164,000. William J. Abraham, one of Transpro's directors, is a partner at Foley & Lardner.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Transpro's executive officers and directors, and persons who beneficially own more than ten percent of Transpro's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the American Stock Exchange. Executive officers, directors and greater than ten percent beneficial owners are required by the SEC to furnish Transpro with copies of all Section 16(a) forms they file.

Based upon a review of the copies of these forms furnished to Transpro and written representations from Transpro's executive officers and directors, Transpro believes that during fiscal 2004 all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with, except that Mr. Abraham failed to file Form 4 on a timely basis with respect to a transaction in an account controlled by certain members of his family.

Company Performance

The following graph shows the cumulative total shareholder return on Transpro common stock since January 1, 2000, compared to the returns of the American Stock Exchange Value Index and a peer group consisting of the reporting companies in SIC Code 3714—Motor Vehicle Parts and Accessories.

Transpro Comparison of Cumulative Total Return
1/2000-12/2004 vs. AMEX Market Value Index and
SIC—Motor Vehicle Parts and Accessories Index

Assumes $100 invested January 1, 2000 in Transpro common stock, AMEX Market Value Index and SIC—Motor Vehicle Parts and Accessories Index; assumes dividend reinvestment.

	1/00	12/00	12/01	12/02	12/03	12/04
Transpro	$100	$40.59	$49.10	$88.70	$66.36	$96.62
AMEX Market Value Index	$100	$98.77	$94.22	$90.46	$123.12	$140.99
SIC Index	$100	$75.88	$92.10	$86.67	$125.38	$134.57

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Principal Shareholders

The following tables set forth information as of June 9, 2005 with respect to the only persons known to Transpro to be the beneficial owners (for purposes of the rules of the SEC) of more than 5% of the outstanding shares of Transpro's common stock as of that date.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership		Percent of Class
Gabelli Funds, LLC GAMCO Investors, Inc. MJG Associates, Inc. Gabelli Advisers, Inc. One Corporate Center Rye, NY 10580	1,207,467	(a)	17.0%
Towle & Co. 12855 Flushing Meadow Drive St. Louis, MO 63131	613,600	(b)	8.6%

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership		Percent of Class
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	607,100	(c)	8.5%
Paul S. Wilhide 2121 North Fielder Road Arlington, TX 76012	497,413	(d)	7.0%
Ironwood Capital Management, LLC Warren J. Isabelle Richard L. Droster Donald Collins 21 Custom House Street Boston, MA 02110	493,975	(e)	7.0%
Athena Capital Management, Inc. Minerva Group, LP David P. Cohen 4 Tower Bridge, #222 200 Barr Harbor Drive West Conshohocken, PA 19428	453,400	(f)	6.4%
Carl W. Dinger III P.O Box 150 Green Village, NJ 07935	373,900	(g)	5.3%

(a)	This figure is based on information set forth in a Schedule 13D Amendment No. 18 filed with the SEC on February 4, 2005. GAMCO Investors, Inc. ("GAMCO") holds sole voting and dispositive power over 656,167 shares of common stock. Gabelli Funds, LLC holds sole voting and dispositive power over an aggregate of 399,300 shares of common stock. MJG Associates, Inc. ("MJG") holds sole voting and dispositive power over 6,000 shares of common stock. Gabelli Advisers, Inc. holds sole voting and dispositive power over 146,000 shares of common stock. Mario J. Gabelli is the chief investment officer of each of the reporting persons and is the sole shareholder of MJG.

(b)	This figure is based on information set forth in a Schedule 13D filed with the SEC on April 6, 2004. Towle & Co. holds sole voting and dispositive power over 192,400 shares, and shared dispositive power over 421,200 shares.

(c)	This figure is based on information set forth in a Schedule 13G Amendment No. 1 filed with the SEC on February 9, 2005. Dimensional Fund Advisors Inc. holds sole voting and dispositive power over the indicated shares, and acts as an investment advisor or manager to various investment companies, trusts and accounts that own the shares. Dimensional Fund Advisors Inc. disclaims beneficial ownership of the indicated shares.

(d)	This figure is based on information set forth in a Schedule 13G filed with the SEC on December 9, 2002. Mr. Wilhide holds sole voting and dispositive power over all of the indicated shares. Mr. Wilhide also holds 12,781 shares of Transpro's Series B Convertible Redeemable Preferred Stock. Mr. Wilhide's Series B convertible preferred stock is convertible into common stock on a ratio based on the prevailing market price of Transpro common stock; provided that the aggregate Transpro common stock issued upon all Series B convertible preferred stock conversions shall not exceed 7% of the outstanding common stock of Transpro after giving effect to the conversions. In December 2001, Mr. Wilhide converted 11,080 shares of Series B convertible preferred stock into 373,279 shares of Transpro common stock and in November 2002, Mr. Wilhide converted an additional 6,139 shares of Series B convertible preferred stock into 124,134 shares of Transpro common stock.

(e)	This figure is based on information set forth in a Schedule 13G filed with the SEC on February 10, 2005. Each of the listed parties holds shared voting power over 273,475 shares and shared dispositive power over all of the indicated shares.

(f)	This figure is based on information set forth in a Schedule 13G Amendment No. 1 filed with the SEC on February 10, 2005. Athena Capital Management, Inc. holds shared voting and dispositive power over 238,400 shares and Minerva Group, LP holds sole voting and dispositive power over 210,000 shares. David P. Cohen has sole voting and dispositive power over 5,000 shares and is deemed to have beneficial ownership of all of the indicated shares.

(g)	This figure is based on information set forth in a Schedule 13D filed with the SEC on May 10, 2004. Carl W. Dinger III holds sole voting and dispositive power over all of the indicated shares, 22,900 of which are held in three trusts of which Mr. Dinger is co-trustee.

Directors and Officers

The following table sets forth information as of June 9, 2005, with respect to shares of Transpro's common stock beneficially owned (for purposes of the rules of the SEC) by each director and each executive officer named in the Summary Compensation Table above and by all directors and current executive officers as a group, except that the information with respect to shares held by the trustee under Transpro's 401(k) Savings Plan is as of December 31, 2004 (the most recent practicable date for such information). Beneficial ownership includes shares that may be obtained within 60 days through the exercise of stock options.

	Amount and Nature of Beneficial Ownership		Percent of Class
Barry R. Banducci	155,575	(a)	2.2%
Charles E. Johnson	210,880	(b)	2.9%
William J. Abraham, Jr.	70,088	(c) (d)	1.0%
Philip Wm. Colburn	39,063	(c)	*
Paul R. Lederer	16,625	(c) (e)	*
Sharon M. Oster	21,486	(c)	*
F. Alan Smith	28,625	(c)	*
David Albert	60,325	(f)	*
Kenneth T. Flynn, Jr.	7,500	(g)	*
Jeffrey L. Jackson	71,240	(h)	1.0%
Richard A. Wisot	47,250	(i)	*
All directors and executive officers as a group (11 persons)	728,657	(j)	9.8%

*	Less than 1%

(a)	Includes 28,400 shares issuable upon exercise of options. Also includes 53,000 shares held by The Banducci Family LLC.

(b)	Includes 15,180 shares held by the trustee under the Transpro, Inc. 401(k) Savings Plan and 131,250 shares issuable upon exercise of options.

(c)	Includes 13,625 shares issuable upon exercise of options.

(d)	Includes 13,100 shares held in Mr. Abraham's Keogh account.

(e)	Includes 3,000 shares held by the Paul R. Lederer Revocable Trust.

(f)	Includes 11,575 shares held by the trustee under the Transpro, Inc. 401(k) Savings Plan and 46,250 shares issuable upon exercise of options.

(g)	Consists of shares issuable upon exercise of options.

(h)	Includes 33,581 shares held by the trustee under the Transpro, Inc. 401(k) Savings Plan and 34,433 shares issuable upon exercise of options.

(i)	Includes 36,250 shares issuable upon exercise of options.

(j)	Consists of 316,113 shares owned by or on behalf of directors and executive officers; 60,336 shares held on behalf of certain executive officers by the trustee under the Transpro, Inc. 401(k) Savings Plan; and 352,208 shares issuable upon exercise of options.

Proposal 2. Ratification of Appointment of BDO Seidman, LLP as Transpro's Independent Registered Public Accounting Firm for 2005

(Item 2 on Proxy Card)

The Audit Committee of Transpro's board of directors has selected and engaged BDO Seidman, LLP as Transpro's independent registered public accounting firm for the fiscal year ending December 31, 2005, and has directed that the selection of the independent registered public accounting firm be submitted for ratification by shareholders at the annual meeting. A representative of BDO Seidman, LLP is expected to be present at the annual meeting and will have an opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

Shareholder ratification of the selection of BDO Seidman, LLP as Transpro's independent registered public accounting firm is not required by Transpro's bylaws or otherwise. However, the Audit Committee is submitting the selection of BDO Seidman, LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection were ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Transpro and its shareholders.

The Transpro board of directors recommends that shareholders vote to ratify the appointment of BDO Seidman, LLP as Transpro's independent registered public accounting firm.

Change in Independent Registered Public Accounting Firm

On August 20, 2004, the Audit Committee dismissed PricewaterhouseCoopers LLP as Transpro's independent registered public accounting firm. PricewaterhouseCoopers LLP's reports on Transpro's financial statements for the fiscal years ended December 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During Transpro's two fiscal years ended December 31, 2002 and 2003 and the interim period from January 1, 2004 through August 20, 2004, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to PricewaterhouseCoopers LLP's satisfaction, would have caused PricewaterhouseCoopers LLP to make reference thereto in its reports on the financial statements for such years.

During Transpro's two fiscal years ended December 31, 2002 and 2003 and the interim period from January 1, 2004 through August 20, 2004, there were no reportable events (as defined by Regulation S-K Item 304 (a)(1)(v)), except that in August 2004, PricewaterhouseCoopers LLP reported to and discussed with management and the Audit Committee a material weakness related to certain internal controls surrounding the proper reporting period in which to recognize revenue for sales with FOB destination shipping terms. As described in Part I, Item 4 of Transpro's Form 10-Q/A for the period ended March 31, 2004, subsequent to the quarter ended June 30, 2004, Transpro implemented process and control improvements to ensure that revenue is recognized in the proper periods in the future.

Transpro provided PricewaterhouseCoopers LLP with a copy of the above statements and requested that PricewaterhouseCoopers LLP furnish Transpro with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter was filed as Exhibit 16.1 to Transpro's Current Report on Form 8-K filed on August 26, 2004 and is incorporated by reference into this proxy statement/prospectus-information statement.

Effective September 24, 2004, the Audit Committee selected and engaged BDO Seidman, LLP as Transpro's independent registered public accounting firm for the fiscal year ended December 31, 2004 and BDO Seidman, LLP advised Transpro of its acceptance of the engagement. During the two most recent fiscal years and through September 24, 2004, neither Transpro nor anyone on its behalf consulted with BDO Seidman, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Transpro's financial statements, and neither a written report was provided to Transpro nor oral advice was provided by BDO Seidman, LLP that was an important factor considered by Transpro in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

Transpro authorized its former independent registered public accounting firm, PricewaterhouseCoopers LLP, to respond fully to inquiries by BDO Seidman, LLP in connection with the retention of such firm.

Report of the Audit Committee

The Audit Committee reviews Transpro's financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process. Transpro's independent registered public accounting firm is responsible for expressing an opinion on the conformity of Transpro's audited financial statements to accounting principles generally accepted in the United States.

In this context, the Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2004 with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from Transpro and its management. The Audit Committee has also considered whether the independent registered public accounting firm's provision of non-audit services to Transpro is compatible with the independent registered public accounting firm's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements for the fiscal year ended December 31, 2004 be included for filing in Transpro's annual report on Form 10-K for the year ended December 31, 2004.

Audit Committee of the Board of Directors — F. Alan Smith, Chairman — Philip Wm. Colburn — Sharon M. Oster

Audit Fees

Aggregate fees billed by BDO Seidman, LLP for professional services rendered for the audit of Transpro's annual consolidated financial statements included in the annual report on Form 10-K and the review of interim consolidated financial statements included in the quarterly report on Form 10-Q for the quarter and nine months ended September 30, 2004 and the review and audit of the application of new accounting pronouncements and SEC releases were $340,000 for the year ended December 31, 2004.

Aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the review of interim consolidated financial statements included in quarterly reports on Form 10-Q and the review of the application of new accounting pronouncements and SEC releases were $157,118 and $394,973 for the years ended December 31, 2004 and 2003, respectively.

Audit-Related Fees

Aggregate fees billed by BDO Seidman, LLP for assurance and related services that are reasonably related to the performance of the audit or review of Transpro's financial statements and that are not disclosed under "—Audit Fees" above were $18,500 for the year ended December 31, 2004. These audit related services include primarily audit work in connection with acquisitions and consultations concerning Section 404 of the Sarbanes-Oxley Act.

Aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of Transpro's financial statements and that are not disclosed under "—Audit Fees" above were $58,359 and $56,120 for the years ended December 31, 2004 and 2003, respectively. These audit related services include primarily audits of the Company's employee benefit plans and audit work in connection with acquisitions.

Tax Fees

Aggregate fees billed by BDO Seidman, LLP for professional services rendered to Transpro for tax compliance, tax advice and tax planning were $2,426 for the year ended December 31, 2004. These tax related services include primarily tax compliance, tax planning and advice.

Aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered to Transpro for tax compliance, tax advice and tax planning were $19,448 and $26,320 for the years ended December 31, 2004 and 2003, respectively. These tax related services include primarily tax compliance, tax planning and advice, and assistance with tax appeals.

All Other Fees

Aggregate fees billed by BDO Seidman, LLP for all other products and services provided to Transpro were zero for the year ended December 31, 2004.

Aggregate fees billed by PricewaterhouseCoopers LLP for all other products and services provided to Transpro were $1,515 and $1,400 for the years ended December 31, 2004 and 2003, respectively. These fees were for accounting research software license fees.

Audit Committee Pre-Approval Policy

Pursuant to its charter, the Audit Committee is responsible for selection, approving compensation and overseeing the independence, qualifications and performance of the independent registered public accounting firm. The Audit Committee has adopted a pre-approval policy pursuant to which certain permissible audit and non-audit services may be provided by the independent registered public accounting firm. Pre-approval is generally provided for up to one year, is detailed as to the particular service or category of services and may be subject to a specific budget. The Audit Committee may also pre-approve particular services on a case-by-case basis. In assessing requests for services by the independent registered public accounting firm, the Audit Committee considers whether such services are consistent with the independent registered public accounting firm's independence, whether the independent registered public accounting firm is likely to provide the most effective and efficient service based upon its familiarity with the company and whether the service could enhance Transpro's ability to manage or control risk or improve audit quality.

Notwithstanding the pre-approval policy, all of the audit-related, tax and other services provided by BDO Seidman, LLP and PricewaterhouseCoopers LLP in fiscal year 2004 and 2003 and related fees were approved in advance by the Audit Committee.

Proposal 3. Approval of the Equity Incentive Plan

(Item 3 on Proxy Card)

Material Plan Terms

Transpro's board of directors has, subject to shareholder approval, adopted the Transpro, Inc. Equity Incentive Plan. Transpro's board believes that employee equity ownership in Transpro serves the best interest of all shareholders by furthering employee and director focus on long-term increases in shareholder value. The board believes that the new equity incentive plan will increase Transpro's flexibility in awarding equity-linked compensation that meets the ongoing objective of aligning compensation with shareholder value and will enable Transpro to attract, recruit and retain top quality people essential for the achievement of Transpro's success. Transpro is submitting the new equity incentive plan to shareholder vote at the annual meeting.

At June 9, 2005, the only equity-linked awards outstanding were options to acquire 641,059 Transpro shares at a weighted average exercise price of $4.54 per share. These total outstanding grants equal approximately 4% of Transpro's outstanding common shares, assuming the completion of the merger. While the Transpro board does not intend at this time to radically alter its historical approach to compensation, it does believe that having the ability to increase the level of equity awards makes sense, particularly in light of the proposed merger. Accordingly, following the merger the board intends to review overall compensation matters and in certain circumstances may grant substantial one-time or catch-up awards. The board has no specific plan or proposal on this topic, however, as of the date of this proxy statement/prospectus-information statement.

Under Transpro's existing stock plans, as of June 9, 2005, Transpro is authorized to issue equity-linked awards in respect of 20,804 shares of common stock, giving effect to prior grants to directors, officers and employees. If the new equity incentive plan is approved, no additional awards will be granted under the 1995 Stock Plan (other than as a result of forfeitures or surrenders), although prior awards will remain outstanding. In addition, outstanding options under the Non-Employee Directors Stock Option Plan that have an exercise price greater than or equal to the closing price of the Transpro common shares on the day before the merger will, at the option of each director, be replaced with options issued under the new equity incentive plan having the same terms as the prior options, except that (1) the term of each option that would otherwise expire prior to the third anniversary of the merger will be extended to such third anniversary and (2) the period during which such options may be exercised following the cessation of a director's service with the combined company will be increased from three months to the earlier of the third anniversary of such cessation of service and the end of the remaining term of such options. Outstanding options under the Non-Employee Directors Stock Option Plan that have an exercise price less than the closing price of Transpro common shares on the day before the merger will remain outstanding and no additional awards will be granted under this plan (other than as a result of forfeitures or surrenders). At June 9, 2005, there were outstanding options to acquire 99,200 Transpro shares under the Non-Employee Directors Stock Option Plan at a weighted average exercise price of $7.50 per share, including options to purchase 56,400 Transpro shares at an exercise price greater than $6.69, the closing price of Transpro common shares on June 9, 2005. If the new plan is not approved, the prior plans will continue on their current terms.

The new equity incentive plan would permit awards of incentive stock options, nonqualified stock options, restricted stock, stock units, performance shares, performance units, deferred shares and units, stock appreciation rights and other equity-linked awards, payable in cash or in shares of Transpro stock. Shareholder approval of the new plan would make performance-based awards available under the new equity incentive plan qualify for deductibility under Section 162(m) of the Internal Revenue Code.

Under the new equity incentive plan, 1.4 million shares would be available, in addition to 56,400 shares available for options replacing options under the Non-Employee Directors Stock Option Plan as described above (assuming that the per share closing price of Transpro common shares on the day before the merger is less than $7.75). Awards under the new plan could be made to directors, officers or employees by action of the board's Nominating, Governance and Compensation Committee or any successor committee. Options, including incentive stock options, and similar awards, which may, but are not required to, include performance criteria, may be granted. Shares relating to awards that are forfeited or surrendered would be added back to the available pool.

In addition, the compensation committee will be authorized to grant awards relating to shares of Transpro common stock to each non-employee director who is elected at or who remains in office following an annual meeting and to each non-employee director who is elected or appointed a director other than at an annual meeting upon such election or appointment. Awards may be granted in respect of 200,000 shares for these purposes, in addition to shares available for options replacing options issued under the Non-Employee Directors Stock Option Plan as described above.

The foregoing share limitations assume that the merger has taken place. In the event the merger does not occur and the new equity incentive plan is approved by the Transpro shareholders, each of the share number limits in the new equity incentive plan described in this proposal will be reduced by 33%.

The foregoing summary of the material terms of the new equity incentive plan is qualified in its entirety by reference to the new equity incentive plan, a copy of which is attached to this proxy statement/prospectus-information statement as Annex J. The particular types of awards authorized under the new plan are described next.

Types of Awards Authorized

The new equity incentive plan would be administered by the board's compensation committee. Participants in the plan may be selected by this committee from among Transpro's employees and directors. Based on the number of participants in Transpro's existing equity plans, Transpro estimates that about 45 individuals, including all of Transpro's officers, executive officers and directors would be eligible to participate in the plan. The specific amounts that may be awarded to individuals under the new equity incentive plan cannot be determined because those awards will be set by the compensation committee based on such factors as it determines to be appropriate.

The new equity incentive plan would provide for the following types of equity-linked awards:

•	Stock Options: Options to purchase common shares, including non-qualified stock options and options intended to qualify as incentive stock options, may be awarded under the plan. Except as described above with respect to certain options replacing options issued under the Non-Employee Directors Stock Option Plan, no option under the plan may have a term longer than ten years from the date of grant, and the exercise price of an option may not be less than the fair market value (determined by reference to trading price). Repricing of underwater options and automatic reloading of exercised options are prohibited. It is anticipated that, in general, the full vesting period for options will be no shorter than three years.

•	Stock Appreciation Rights: The plan would provide for stock appreciation rights that could be granted in tandem with any option or on a free-standing basis, with a term of up to ten years.

•	Restricted Stock or Units: The plan would provide for the issuance of shares or units under awards subject to restrictions on transfer and to a risk of forfeiture in the event of termination of employment under certain circumstances or other events. No restricted stock or units may become unrestricted by the passage of time in less than pro rata installments over three years from the date of grant, unless restrictions lapse sooner by virtue of an event specified by the compensation committee other than the passage of time.

•	Performance-Based Awards: The plan also would provide for performance-based awards. These awards represent rights to receive a payment in cash, common stock, units or a combination of the foregoing if performance goals are met during a specified time period. The performance goals and time period may be specified by the compensation committee at the time the performance-based award is granted but may be based upon the attainment by Transpro of specific amounts of or increases in, one or more of the following: earnings per share, net income, operating margin, return on equity, total stockholder return, revenue, cash flow, net worth, book value, shareholders' equity, market performance, the completion of certain business or capital transactions or other applicable measures.

•	Other Awards: Under the plan, the compensation committee may also grant common shares as a bonus or as dividend equivalents and may grant such other awards payable in or determined by reference to shares as it may determine, including deferred shares and units and stock appreciation rights.

The compensation committee may adjust any of the limitations and the number of common shares covered by any outstanding award as it determines to be equitable in light of any stock split, subdivision of shares or other change in Transpro's capital structure, and may provide in substitution for any or all outstanding awards under the plan such alternative consideration as it may determine to be equitable and the surrender of any awards so replaced. However, the plan provides that the compensation committee may not, without further shareholder approval, authorize the amendment of any outstanding option to reduce the exercise price of such option or the cancellation of an outstanding option and its replacement with an award having a lower exercise price per share.

Term; Termination and Amendment

Awards may be granted under the plan until the tenth anniversary of Transpro's 2005 annual meeting of shareholders. The plan provides that the compensation committee may at any time amend the plan, subject to shareholder approval requirements under stock exchange rules. Presentation of the plan or any amendment for shareholder approval will not be construed to limit Transpro's authority to make awards under other plans without shareholder approval.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of transactions under the new equity incentive plan based on federal income tax laws in effect on the date of this proxy statement/prospectus-information statement. This summary is not intended to be complete and does not describe state or local tax consequences.

In order to satisfy certain conditions to deductibility under Section 162(m) of the Internal Revenue Code, no employee may receive stock-based awards under the plan in any one year relating to more than 200,000 common shares. Nor may an employee receive cash payments under the plan in any one year in excess of $1,000,000.

In general, (1) no income will be recognized by an optionee at the time a non-qualified option is granted and (2) at the time of exercise of a non-qualified option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise. To the extent that a participant recognizes ordinary income (in connection with non-qualified options or in connection with any of the awards described below), Transpro generally will be entitled to a corresponding deduction.

No income generally will be recognized by an optionee upon the grant or exercise of an incentive stock option, or ISO. The exercise of an ISO, however, may result in alternative minimum tax liability. If shares of common stock are issued to the optionee on the exercise of an ISO, and if no disqualifying disposition of such shares is made by the optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then any amount realized in a sale of the shares in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss. If common shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either of these holding periods, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to (1) the excess of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over (2) the option price paid for such shares. Any further gain or loss realized by the optionee generally will be taxed as short-term or long-term capital gain or loss depending on the holding period.

The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the participant for such restricted stock) at such time as the shares are no longer subject to forfeiture or restrictions for purposes of Section 83 of the Internal Revenue Code. However, a recipient who so elects under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price, if any, of such restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the Section 83 restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

No income generally will be recognized upon the grant of performance incentives. Upon payment of performance incentives, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any common stock received. Similarly, upon the receipt of common stock as a bonus, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the fair market value of the common stock received.

This proposal is not conditioned upon the approval of the merger proposal, and the completion of the merger is not subject to approval of this proposal.

The Transpro board of directors recommends that shareholders vote for approval of the new equity incentive plan.

Equity Compensation Plan Information

The following table sets forth information concerning Transpro's equity compensation plans as of December 31, 2004:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Left Column)
Equity compensation plans approved by security holders:
1995 Stock Plan	544,359	$4.00	20,004
Directors' Plan	99,200	$7.50	800
Equity compensation plans not approved by security holders	—		—
Total	634,559	$4.54	20,804

Proposal 4. Adoption of the Merger Agreement

(Item 4 on Proxy Card)

As discussed elsewhere in this proxy statement/prospectus-information statement, holders of Transpro common stock are considering adoption of the merger agreement. Holders of Transpro common stock are urged to read carefully this proxy statement/prospectus-information statement in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of Transpro common stock are directed to the merger agreement, as amended, a composite copy of which is attached as Annex A to this proxy statement/prospectus-information statement.

The Transpro board of directors recommends that shareholders vote for adoption of the merger agreement.

Proposal 5. Possible Adjournment of the Transpro Annual Meeting

(Item 5 on Proxy Card)

The Transpro annual meeting may be adjourned to another time or place to permit further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal (Proposal 4 above).

The Transpro board of directors recommends that shareholders vote to approve an adjournment of the annual meeting if necessary to obtain additional votes in favor of the merger proposal.

Proposal 6. Increase of Authorized Shares

(Item 6 on Proxy Card)

As discussed elsewhere in this proxy statement/prospectus-information statement, Transpro is proposing to increase the number of authorized shares of combined company common stock from 17.5 million, as now authorized in Transpro's certificate of incorporation, to 47.5 million. The number of authorized shares of preferred stock would remain 2.5 million. See "Comparison of Rights of Transpro, Modine and Combined Company Shareholders—Comparison of Rights of Transpro Shareholders Before and After the Merger—Increase in Authorized Shares" beginning on page 129.

This proposal is conditioned upon the approval of the merger proposal.

The Transpro board of directors recommends that shareholders vote to approve the increase in the number of authorized shares of the combined company's common stock.

COMPARISON OF RIGHTS OF TRANSPRO,
MODINE AND COMBINED COMPANY SHAREHOLDERS

Comparison of Rights of Transpro Shareholders Before and After the Merger

Summary of Differences from Transpro's Certificate of Incorporation and By-laws

In the merger, the certificate of incorporation and by-laws of Transpro will be as set forth in Annexes E and F, respectively, which are incorporated by reference into this section of the proxy statement/prospectus-information statement, except that the increase in authorized common shares provided for in the combined company's certificate of incorporation will not be implemented if Transpro's shareholders do not separately approve the increase. After completion of the merger, the rights of Transpro shareholders will be governed by the combined company's certificate of incorporation and the combined company's by-laws. Since the combined company will continue to be organized under the laws of the State of Delaware after the merger, any differences in the rights of Transpro shareholders before and after the merger will arise solely from differences from the current certificate of incorporation and by-laws of Transpro rather than differences of law. The following is a summary of the material differences and is not intended to provide a comprehensive summary of Transpro's or the combined company's governing documents.

	Rights of Transpro Shareholders Before the Merger	Rights of Combined Company Shareholders After the Merger
Authorized Capital Stock	20.0 million shares
•  17.5 million common shares
	• 2.5 million preferred shares, of which 200,000 shares are designated as "Series A Junior Participating Preferred Shares," and 30,000 shares are designated as "Series B Convertible Redeemable Preferred Stock."	Same, except that assuming shareholder approval of the increase in authorized shares of the combined company's common stock, the combined company will be authorized to issue 50.0 million shares, including 47.5 million common shares. Upon the filing of the certificate of merger relating to the merger, the certificate of designations relating to the Series A Junior Participating Preferred Shares will be cancelled and, as a result, no such shares will be authorized following the merger.
Classified Board of Directors	Not applicable.	Until the 2009 annual meeting of shareholders, the board of directors will be classified into three classes, in nearly equal number, with the term of office of one class expiring each year and with one class of directors being elected at the 2006, 2007 and 2008 annual shareholders meetings. Directors may only be elected at annual meetings and will be elected by plurality vote.

	Rights of Transpro Shareholders Before the Merger	Rights of Combined Company Shareholders After the Merger
Removal of Directors	A director may be removed, with or without cause, by the holders of a majority of the voting shares.	Until the 2009 annual meeting of shareholders, a director may be removed by the shareholders only for cause and only by the affirmative vote of at least 80% of the voting power.
Vacancies and Newly Created Directorships	Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors and, if the directors then in office constitute less than a majority, the Delaware Court of Chancery may, upon application of any shareholder or shareholders holding at least 10% of the total number of voting shares, order an election to be held to fill such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.	Until the 2009 annual meeting of shareholders, vacancies that result from an increase in the number of directors may only be filled by a majority of the board then in office, as long as a quorum is present, and any other vacancy may only be filled by a majority of the board then in office, even if less than a quorum or by a sole remaining director. If the number of directors which constitutes the whole board is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.
Amendment of Certificate	The certificate of incorporation of Transpro may be amended in the manner provided by the Delaware General Corporation Law.	Until the 2009 annual meeting of shareholders, the affirmative vote of at least 80% of the voting stock will be required to amend the provisions of the amended and restated certificate of incorporation described above relating to the classified board, removal of directors and vacancies.

Discussion of Differences

The differences highlighted above generally reflect the classified board structure of the combined company and related provisions. See "The Transactions—Background of the Merger" (page 25) and "Information About the Combined Company—Management and Operations of the Combined Company" (page 99). Other differences from Transpro's certificate of incorporation and by-laws, which are not highlighted above, generally reflect changes in Delaware law since the certificate of incorporation and by-laws were last amended or revise the documents in technical manners not material to the shareholders.

Increase in Authorized Shares

Although not required to complete the issuance of the combined company common stock in the merger, the increase in the authorized number of shares of the combined company's common stock is intended to ensure that, following the issuance of shares in the merger, the combined company retains sufficient shares available for issuance. Because Transpro would have sufficient authorized common stock to effect the merger without this increase, it will be separately voted on and the completion of the merger is not subject to approval of this increase.

The Transpro board of directors believes that maintaining availability of common shares for issuance is advisable to provide the combined company with flexibility to take advantage of opportunities to issue common stock to obtain capital, as consideration for possible acquisitions and for other corporate purposes. Transpro currently has no plans, understandings, agreements or arrangements concerning the issuance of additional shares of Transpro common stock, other than in connection with the merger, the existing employee benefit plans and the new equity incentive plan. See "Transpro Annual Meeting—Proposal 3. Approval of the Equity Incentive Plan" (page 122). If any plans, understandings, agreements or arrangements are made concerning the issuance of additional common shares, holders of the combined company stock outstanding at the time may or may not be given the opportunity to vote upon the issuance of the common shares, depending on the nature of the transaction, the law applicable thereto, the policy of the American Stock Exchange and the judgment of the combined company's board of directors as to whether the shareholders should vote on the issuance.

Although an increase in the authorized shares of the combined company's common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in the acquisition of the combined company by another company), the proposed increase in common shares is not in response to any effort by any person or group to accumulate Transpro common stock or to obtain control of Transpro by any means. In addition, the proposal to increase the number of authorized shares is not part of any plan by the Transpro board of directors to recommend or implement a series of anti-takeover measures.

Classified Board and Related Provisions

As a result of the extensive negotiations described in "The Transactions—Background of the Merger" (page 25), the parties agreed on the combined company's principal governance mechanisms pursuant to which, among other things, the combined company's certificate of incorporation and by-laws will provide for the classification of the combined company's board of directors, with one class of directors being elected at the combined company's annual shareholders meetings in 2006, 2007 and 2008, including related provisions (1) providing that vacancies on the board may only be filled by remaining board members and directors may only be elected at annual meetings or removed for cause and (2) requiring a vote of holders of 80% of the combined company's voting stock to amend the classified board and related provisions or to remove a director.

The creation of a classified board and the related provisions may have certain anti-takeover effects. These provisions could render more difficult certain unsolicited or hostile attempts at taking over the combined company, including attempts by people who might be willing to pay a price for the combined company's stock in excess of its market price, which could disrupt the combined company, divert the attention of its directors, officers and employees and adversely affect the independence of the combined company's business. In addition, the provisions providing for the classification of the board will make it more difficult to change the overall composition of the combined company's board of directors. At least two shareholders' meetings will be required for shareholders to effect a change in a majority of combined company's board of directors. Under Delaware law, unless the certificate of incorporation provides otherwise, directors may be removed at any time with or without cause by the holders of a majority of the shares then entitled to vote, unless the board of directors is classified. The classified board provision will eliminate the shareholders' ability to remove a director without cause until the 2009 annual shareholders meeting. In addition, the certificate of incorporation will require an 80% shareholder vote to remove a director with cause during that period.

While the creation of the classified hoard and the related provisions were not viewed by Transpro's board as anti-takeover measures and are not part of any plan by the Transpro board to recommend or implement a series of anti-takeover protections, the board recognized that they may be perceived as such by some shareholders in that, as explained above, it generally would extend the period in which a hostile takeover bidder or proxy contestant could assume control by 12 months. Accordingly, these provisions include a sunset provision under which they will cease to apply at the combined company's 2009 annual shareholders meeting. At that and any subsequent meeting, directors would be elected for one-year terms, including directors whose terms would have expired after that meeting. None of these provisions is the result of any specific effort to accumulate securities of Transpro or the combined company or to obtain control by means of merger, tender offer, solicitation in opposition to management or otherwise.

Although there has been no problem in the past with the continuity or stability of the Transpro board of directors, the Transpro board of directors believes that the longer time required to elect a majority of the combined company's board of directors and the higher shareholder vote requirement to remove a director for cause will help assure continuity and stability in the management of the business and affairs of the combined company in the future and achieve the benefits of the merger described under "The Transactions—Reasons for the Merger; Recommendation of the Transpro Board" (page 29). See also "The Transactions—Background of the Merger" (page 25).

The other provisions in the certificate of incorporation and by-laws of the combined company are intended to ensure the effectiveness of the classified board provision.

Comparison of the Rights of Modine Shareholders Before and After the Merger

Modine shareholders will not be required to surrender their shares of Modine common stock in the spin off or the merger. The distribution of Modine Aftermarket Holdings common stock to Modine shareholders will not cancel or affect the number of outstanding shares of Modine common stock or related rights. The rights of Modine Aftermarket Holdings shareholders after the merger as shareholders of the combined company will be as set forth under the heading "Description of the Combined Company's Capital Stock" (page 132).

DESCRIPTION OF THE COMBINED COMPANY'S CAPITAL STOCK

The following description of the material terms of the capital stock of the combined company immediately after the merger includes a summary of certain provisions of the combined company's certificate of incorporation and by-laws that will become effective at the effective time of the merger. This description is subject to the detailed provisions of, and is qualified by reference to, the combined company's certificate of incorporation and the combined company's by-laws, copies of which are attached as Annexes E and F, respectively, and are incorporated by reference into this section of the proxy statement/prospectus-information statement, and the relevant provisions of the Delaware General Corporation Law. See "Comparison of Rights of Transpro, Modine and Combined Company Shareholders—Comparison of Rights of Transpro Shareholders Before and After the Merger" (page 128).

Common Stock

Holders of the combined company's common stock will be entitled to one vote per share with respect to all matters required by law to be submitted to holders of common stock. The common stock will not have cumulative voting rights. The combined company's amended and restated certificate of incorporation will provide that no action required to be taken or that may be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders.

Subject to the prior rights of holders of preferred stock, holders of the common stock will be entitled to receive such dividends as may be lawfully declared by the combined company's board. Pursuant to Transpro's existing revolving credit facility, Transpro is currently prohibited from paying common stock dividends. Upon any dissolution, liquidation or winding up of the combined company, whether voluntary of involuntary, holders of the common stock will be entitled to share ratably in all assets remaining after the liquidation payments have been made on all outstanding shares of preferred stock.

The common stock will not have any preemptive, subscription or conversion rights. Under the combined company's certificate of incorporation, the combined company's board will have the authority to issue up to approximately 32 million shares of common stock, as of the date of the merger. See "Comparison of Rights of Transpro, Modine and Combined Company Shareholders—Comparison of Rights of Transpro Shareholders Before and After the Merger—Increase in Authorized Shares" (page 129).

The shares of the combined company's common stock to be issued in the proposed transaction will be listed on the American Stock Exchange.

American Stock Transfer and Trust Company will be the transfer agent and registrar for the combined company's common stock. Its address is 59 Maiden Lane, New York, New York 10038, and its telephone number is 800-937-5449.

Preferred Stock

The combined company will be authorized to issue up to 2.5 million shares of preferred stock, of which 30,000 shares have already been designated, without further shareholder approval. The shares of preferred stock may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the combined company's board of directors. Among the specific matters that may be determined by the combined company's board of directors are dividend rights, if any, redemption rights, if any, the terms of a sinking or purchase fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the company, conversion rights, if any, and voting powers, if any.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the combined company's board of directors will be required to make any determination to issue such stock based on its judgment as to the best interests of the shareholders of the combined company, the board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then-market price of such stock. Transpro's board does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The company has no present plans to issue any preferred stock.

Transpro issued 30,000 shares of Series B convertible preferred stock in connection with an acquisition in 1998. The Series B convertible preferred stock is non-transferable and entitled to a five-percent cumulative dividend. The Series B convertible preferred stock is convertible into common stock, and the conversion formula is based on the prevailing market price of Transpro common stock. The aggregate number of shares of common stock to be issued upon conversion of the Series B convertible preferred stock may not exceed 7% of the total number of shares of common stock outstanding after giving effect to the conversion. As of June 9, 2005, 17,219 shares of Series B convertible preferred stock have been converted into 497,413 shares of Transpro common stock, and 12,781 shares of Series B convertible preferred stock are outstanding. After the merger, any outstanding shares of Series B convertible preferred stock will be convertible into shares of common stock of the combined company.

EXPERTS

The financial statements and schedule of Transpro as of and for the year ended December 31, 2004 included and incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Transpro as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 included in this proxy statement/prospectus-information statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Modine Aftermarket Business as of March 31, 2004 and 2003 and for each of the three years in the period ended March 31, 2004 included in this proxy statement/prospectus-information statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the restatement of the combined statements of operations and cash flows for each of the three years in the period ended March 31, 2004 to reflect a revision in accounting for inventory revaluation as described in Note 1 to the combined financial statements of the Modine Aftermarket Business) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of common stock of the combined company to be issued in connection with the merger will be passed upon by Jones Day.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at Transpro's 2006 annual meeting of shareholders and included in Transpro's proxy statement for that meeting must be received by Transpro no later than February     , 2006 for inclusion in Transpro's proxy statement and form of proxy relating to that meeting.

For business to be otherwise properly brought before the Transpro 2006 annual meeting of shareholders by a shareholder, the shareholder must deliver notice in proper written form to Transpro's Secretary at Transpro's principal executive offices not later than April 23, 2006 nor earlier than March 24, 2006. Transpro's by-laws contain additional requirements in connection with the content of such notice.

OTHER BUSINESS

As of the date of this proxy statement/prospectus-information statement, Transpro knows of no matters that will be presented for consideration at the Transpro annual meeting, other than as described in this proxy statement/prospectus-information statement. If any other matters do properly come before the Transpro annual meeting, or any adjournments or postponements of the annual meeting, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by those proxies as to any of those other matters.

WHERE YOU CAN FIND MORE INFORMATION

Transpro files reports (including annual reports which contain audited financial statements), proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference rooms. Transpro's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Transpro has filed with the SEC a registration statement on Form S-4. This proxy statement/prospectus-information statement is a part of that registration statement and constitutes the prospectus for the common stock of the combined company to be issued to the holders of shares of Modine Aftermarket Holdings common stock in the merger. As allowed by the SEC rules, this proxy statement/prospectus-information statement does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

This document includes in the annexes hereto a copy of Transpro's annual report on Form 10-K for its fiscal year ended December 31, 2004 and Transpro's quarterly report on Form 10-Q for the quarter ended March 31, 2005, in each case as filed with the SEC, as well as Transpro's current report on Form 8-K filed with the SEC on June 15, 2005. Items 6, 7 and 8 of the Form 10-K were superseded by the annexed Form 8-K and, as a result, such items have been intentionally omitted from the copy of the Form 10-K annexed to this proxy statement/prospectus-information statement. The SEC allows Transpro to "incorporate by reference" information into this proxy statement/prospectus-information statement. This means that Transpro can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about Transpro and its financial condition. The information incorporated by reference is considered to be part of this proxy statement/prospectus-information statement.

Information that Transpro files later with the SEC will automatically update and supersede this information. Transpro incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the Transpro annual meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 12, 2005;

•	Current Reports on Form 8-K filed with the SEC on January 18, 2005, February 1, 2005, February 9, 2005, March 1, 2005, March 7, 2005, March 30, 2005, April 8, 2005, June 15, 2005 and June 20, 2005; and

•	The description of Transpro common stock contained in Item 1 of the Registration Statement on Form 8-A filed with the SEC on October 10, 2003, including any amendments or reports filed for the purpose of updating the description.

You may request a copy of these filings (excluding any exhibit to the filings unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus-information statement forms a part or is specifically incorporated by reference in the text of the filings) at no cost by writing or telephoning Transpro at the following address or telephone number:

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
Attention: Secretary
Telephone: (203) 401-6450

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Morrow & Co., Inc., Transpro's proxy solicitor, at the following address and telephone numbers:

Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022

Banks and Brokerage Firms: (800) 654-2468
Shareholders: (800) 607-0088
All others call collect: (212) 754-8000

In order to ensure timely delivery of these documents, you should make your request by July 15, 2005.

Transpro has not authorized anyone to give any information or make any representation about the merger or about Transpro that differs from or adds to the information in this proxy statement/prospectus-information statement or the documents that Transpro publicly files with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement/prospectus-information statement or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this proxy statement/prospectus-information statement does not extend to you.

The information contained in this proxy statement/prospectus-information statement speaks only as of its date unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS OF THE MODINE AFTERMARKET BUSINESS

Report of Independent Auditors	F-2
Combined Balance Sheets as of March 31, 2004 and 2003	F-3
Combined Statements of Operations for the years ended March 31, 2004, 2003 and 2002 (as restated)	F-4
Combined Statements of Cash Flows for the years ended March 31, 2004, 2003 and 2002 (as restated)	F-5
Notes to Combined Financial Statements	F-6
Combined Statements of Operations for the nine months ended December 26, 2004 and 2003 (unaudited)	F-25
Combined Balance Sheets as of December 26, 2004 and March 31, 2004 (unaudited)	F-26
Combined Statements of Cash Flows for the nine months ended December 26, 2004 and 2003 (unaudited)	F-27
Notes to Combined Financial Statements (unaudited)	F-28

Report of Independent Auditors

To Modine Manufacturing Company:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of the Aftermarket Business of Modine Manufacturing Company at March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Modine Manufacturing Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 10 to the combined financial statements, on April 1, 2002, the Aftermarket Business of Modine Manufacturing Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed in Note 1 to the combined financial statements, the Aftermarket Business of Modine Manufacturing Company has restated its statements of operations and statements of cash flows for the three years in the period ended March 31, 2004 to reflect a revision in its accounting for inventory revaluation.

PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
January 31, 2005 except for the Restatement
described in Note 1, as to which the date is April 29, 2005

The Aftermarket Business of
Modine Manufacturing Company
Combined Balance Sheets
March 31, 2004 and 2003

(dollars in thousands)	2004	2003
Assets
Current assets
Cash and cash equivalents	$4,395	$7,083
Trade receivables less allowance for doubtful accounts of $2,621 and $1,824, respectively	29,614	31,161
Due from affiliate	195	132
Inventories	76,066	73,217
Other current assets	3,326	2,838
Total current assets	113,596	114,431
Other assets
Property, plant and equipment – net	22,988	23,832
Other noncurrent assets	844	450
Total other assets	23,832	24,282
Total assets	$137,428	$138,713
Liabilities and Net Investment by Parent
Current liabilities
Long-term debt – current portion	$—	$646
Accounts payable	15,023	16,736
Due to affiliate	779	721
Accrued compensation and employee benefits	6,034	6,554
Foreign income taxes	609	415
Accrued warranties	3,564	3,722
Accrued expenses and other current liabilities	5,612	5,068
Total current liabilities	31,621	33,862
Other liabilities
Long-term debt	—	13,679
Foreign deferred income taxes	552	481
Other noncurrent liabilities	2,589	2,598
Total other liabilities	3,141	16,758
Total liabilities	34,762	50,620
Commitments and contingencies	—	—
Net investment by Parent	102,666	88,093
Total liabilities and net investment by Parent	$137,428	$138,713

The accompanying notes are an integral part of the financial statements.

The Aftermarket Business of
Modine Manufacturing Company
Combined Statements of Operations
Years Ended March 31, 2004, 2003 and 2002

(dollars in thousands)	2004 (Restated)	2003 (Restated)	2002 (Restated)
Net sales	$228,846	$234,903	$254,156
Cost of sales	160,449	162,721	175,128
Gross profit	68,397	72,182	79,028
Selling, general, and administrative expenses	68,603	72,633	74,863
Restructuring charges (income)	(49)	178	1,260
(Loss) income from operations	(157)	(629)	2,905
Interest expense	405	630	936
Other (income) expense, net	(190)	1,562	(351)
(Loss) earnings before income taxes and cumulative effect of accounting change	(372)	(2,821)	2,320
(Benefit from) provision for income taxes	(1,268)	72	1,888
Earnings (loss) before cumulative effect of accounting change	896	(2,893)	432
Cumulative effect of change in accounting for goodwill impairment (net of $1,136 income tax benefit)	—	(21,692)	—
Net earnings (loss)	$896	$(24,585)	$432

The accompanying notes are an integral part of the financial statements.

The Aftermarket Business of
Modine Manufacturing Company
Combined Statements of Cash Flows
Years Ended March 31, 2004, 2003 and 2002

(dollars in thousands)	2004 (Restated)	2003 (Restated)	2002 (Restated)
Cash flows from operating activities
Net earnings (loss)	$896	$(24,585)	$432
Adjustments to reconcile net earnings (loss) with cash provided by operating activities
Depreciation and amortization	5,525	5,758	8,684
Loss on sale of business	—	1,726	—
Pension expense	209	115	240
(Gain) loss from disposition of property, plant, and equipment	(724)	1	(1,057)
Deferred income taxes	(932)	(993)	(1,191)
Provision for losses on accounts receivable	1,427	1,062	1,387
Restructuring	(49)	178	778
Cumulative effect of change in accounting	—	22,828	—
Other, net	295	410	429
	6,647	6,500	9,702
Change in operating assets and liabilities, net of effects of disposition
Trade receivables	1,683	7,852	3,546
Inventories	(719)	(12,366)	14,266
Other current assets	(143)	(167)	1,226
Accounts payable	(2,132)	1,933	(645)
Accrued compensation and employee benefits	(957)	(601)	56
Income taxes	408	188	(103)
Accrued expenses and other current liabilities	(1,213)	2,988	208
Net cash provided by operating activities	3,574	6,327	28,256
Cash flows from investing activities
Expenditures for property, plant, and equipment	(2,682)	(3,249)	(3,198)
Proceeds from sale of business	—	1,954	—
Proceeds from dispositions of property, plant and equipment	879	199	1,451
Net cash (used for) investing activities	(1,803)	(1,096)	(1,747)
Cash flows from financing activities
(Decrease) increase in short-term debt, net	—	(814)	194
Additions to long-term debt	—	59	6,126
Payments on long-term debt	(15,412)	(2,881)	(11,158)
Other advances from (returns of investments to) Parent	15,477	(2,009)	(17,216)
Cash dividends paid to Parent	(4,035)	(153)	(4,096)
Net cash (used for) financing activities	(3,970)	(5,798)	(26,150)
Effect of exchange-rate changes on cash	(489)	(949)	34
Net increase (decrease) in cash and cash equivalents	(2,688)	(1,516)	393
Cash and cash equivalents
Beginning of year	7,083	8,599	8,206
End of year	$4,395	$7,083	$8,599
Cash paid during the year for
Interest	$398	$644	$996
Foreign income taxes	$1,543	$1,206	$1,730

The accompanying notes are an integral part of the financial statements.

The Aftermarket Business of
Modine Manufacturing Company

Notes to Combined Financial Statements

1.    Significant Accounting Policies

Nature of operations:    The Aftermarket Business (the "Aftermarket Business") of Modine Manufacturing Company (the "Parent," or "Modine") specializes in the manufacture and distribution of engine cooling and passenger compartment heating and cooling components for the vehicular aftermarket. Product lines include radiators and radiator cores, heaters, vehicular air conditioning, oil coolers, charge air coolers, and electric engine fans.

Basis of presentation:    The combined financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining the Aftermarket Business's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

The accompanying combined financial statements include the accounts of the Aftermarket Business, which include the following: Modine Aftermarket Holdings, Inc., Modine Manufacturing Company's Aftermarket Operations in Racine, Wisconsin, Kansas City, Missouri and Emporia, Kansas, Modine of Canada, LTD. (sold July 31, 2002), Modine National Sales, LTD., Manufacturera Mexicana de Partes de Automoviles, S.A. de C.V. (Mexpar), and NRF B.V. which are owned directly or indirectly, by Modine Manufacturing Company.

The accompanying historical financial statements are presented on a carve-out basis and reflect the assets, liabilities, revenues and expenses that were directly attributable to the Aftermarket Business as it was operated within Modine. Each of the above subsidiaries or divisions maintains a separate general ledger and all business activities relate to the Aftermarket Business. The Aftermarket Business's combined statements of operations include all of the related costs of doing business, including an allocation of certain general corporate expenses of Modine, which were in support of the Aftermarket Business, including costs for information technologies, finance, legal, treasury, credit, payables, purchasing, quality, warranty, environmental, safety, human resources, tax, audit and public relations departments and other corporate and infrastructure costs. The Aftermarket Business was allocated $3,604,000, $4,043,000 and $4,078,000 of these overhead costs related to Modine's shared functions for the years ended March 31, 2004, 2003 and 2002, respectively. These costs represent approximately 12.3%, 14.6% and 15.5% respectively of the total cost of these shared services in each of the years ended March 31, 2004, 2003 and 2002. The portion of allocated costs that are reported as selling, general and administrative expenses are $3,329,000, $3,785,000 and $3,831,000 for the years ended March 31, 2004, 2003 and 2002, respectively. The portion of the allocated costs that are reported as cost of sales are $275,000, $258,000 and $247,000 for the years ended March 31, 2004, 2003 and 2002, respectively. These allocations were based on a variety of factors. The cost for information technology support is allocated based on the number of network computers used by the Aftermarket Business in relation to Modine's total network computers. The allocation of treasury costs is a combination of an estimated percentage of support staff time and bank service charges that are directly related to the Aftermarket Business activities. The allocation of legal costs is based on a combination of an estimated percentage of legal support staff time as well as direct charges for outside legal counsel that was solely related to the Aftermarket Business.

All other allocations are based on an estimated percentage of support staff time related to the Aftermarket Business in comparison to Modine as a whole. Management believes that these allocations were made on a reasonable basis.

Restatement:    In accordance with statutory accounting standards in Mexico, the MexPar subsidiary of the Modine Aftermarket Business had historically recorded adjustments to revalue inventory as an adjustment to equity, and reported it as such for both local and for US GAAP financial statement reporting. The Modine Aftermarket Business has determined that these adjustments should have been recorded through the statement of operations for US GAAP reporting purposes. The Modine Aftermarket Business has also reclassified foreign currency transaction gains and losses on MexPar's financial statements from the cumulative translation account (a component of the net investment by parent) to cost of sales in the statement of operations. There were also certain transactions recorded at NRF's subsidiary in Spain which were not cleared from accounts payable. The Modine Aftermarket Business has determined that all of these transactions should have been recorded as cost of sales on the statement of operations. The Modine Aftermarket Business has presented the financial statements for each of the three years in the period ended March 31, 2004 to reflect accounting for these adjustments in accordance with US generally accepted accounting standards. There was no income tax impact from these changes. The original tax provisions were recorded on the basis of the correct statements of operations.

The Modine Aftermarket Business increased the retained earnings balance (a component of the net investment by parent) at the beginning of fiscal 2002 by $17,000 to recognize the cumulative effect of these changes for the years prior to those disclosed in these financials.

A summary of the effects of the changes from the previous non-public financial statements to these publicly issued financial statements of the Aftermarket Business are as follows:

	Year ended March 31, 2004
(dollars in thousands)	As Previously Reported	As Restated
Statement of Operations:
Cost of sales	$160,772	$160,449
Gross profit	68,074	68,397
(Loss) from operations	(480)	(157)
(Loss) before income taxes and cumulative effect of accounting change	(695)	(372)
Earnings before cumulative effect of accounting change	573	896
Net earnings	$573	$896
Statement of Cash Flows:
Net earnings	$573	$896
Depreciation and amortization	5,515	5,525
Net cash provided by operating activities	3,241	3,574
Effect of exchange-rate changes on cash	$(156)	$(489)

	Year ended March 31, 2003
	As Previously Reported	As Restated
Statement of Operations:
Cost of sales	$163,726	$162,721
Gross profit	71,177	72,182
(Loss) from operations	(1,634)	(629)
(Loss) before income taxes and cumulative effect of accounting change	(3,826)	(2,821)
(Loss) before cumulative effect of accounting change	(3,898)	(2,893)
Net (loss)	$(25,590)	$(24,585)
Statement of Cash Flows:
Net (loss)	$(25,590)	$(24,585)
Depreciation and amortization	5,750	5,758
Net cash provided by operating activities	5,314	6,327
Effect of exchange-rate changes on cash	$64	$(949)

	Year ended March 31, 2002
	As Previously Reported	As Restated
Statement of Operations:
Cost of sales	$174,804	$175,128
Gross profit	79,352	79,028
Income from operations	3,229	2,905
Earnings before income taxes and cumulative effect of accounting change	2,644	2,320
Earnings before cumulative effect of accounting change	756	432
Net earnings	$756	$432
Statement of Cash Flows:
Net earnings	$756	$432
Depreciation and amortization	8,680	8,684
Net cash provided by operating activities	28,576	28,256
Effect of exchange-rate changes on cash	$(286)	$34

Self-Insurance Reserves:    Modine retains much of the financial risk for insuring automobile, workers' compensation, property, general and employee group health claims. The Aftermarket Business is charged with the cost of actual claims reported and an estimate of claims incurred but not recorded. The Aftermarket Business was allocated $4,958,000, $5,451,000 and $4,818,000 of these insurance costs for the years ended March 31, 2004, 2003 and 2002 respectively. Workers' compensation accruals include estimated settlements for known claims, as well as accruals of estimates, which are actuarially determined, of incurred but not reported claims. Liabilities related to employee group health claims have been allocated to the Aftermarket Business based on the number of the Aftermarket Business's employees participating in group insurance plans in relation to the total number of Modine employees participating in these plans. Liabilities related to insuring automobiles have been allocated to the Aftermarket Business based on the percentage of Aftermarket Business-owned vehicles in relation to total vehicles owned by Modine. Management believes that these allocations were made on a reasonable basis.

Combination principles:    Intercompany transactions and balances are eliminated in combination. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to the Aftermarket Business's year end in order to ensure timely preparation of the combined financial statements.

Revenue recognition:    Sales revenue is recognized at the time of product shipment to customers when title and risk of loss pass to customers, selling prices are fixed or determinable, and collectibility from the customer is reasonably assured. Appropriate provision is made for uncollectible accounts based on historical data or specific customer economic data.

Sales discounts:    Sales discounts, which are allowed for prompt payment of invoices by customers, are recorded as a reduction to sales.

Sales incentives:    The Aftermarket Business offers a number of sales incentive programs to its customers. These programs include volume incentives, sales rebates and advertising and marketing allowances. The programs are based upon varying criteria that are tailored to a particular market or customer base. These sales incentives may be netted directly against sales at the time of invoicing, as in the case of volume discounts applicable at the time of the customer order, or in the case of sales rebates, recorded as a reduction to net sales with a liability recognized in "accrued expenses and other current liabilities." Sales rebate accruals are established based upon current or historical sales volume, depending upon the program, and the purchase of qualifying products, or may be based upon a fixed percentage of sales as defined in certain customer agreements. In certain instances fixed percentage sales rebates are granted to certain customers that waive their rights to present warranty claims. All sales rebate accruals are reviewed periodically and adjusted if necessary. The Aftermarket Business offers advertising and marketing allowances as a fixed percentage of sales with no obligation by the customer to submit proof of advertising expenditures. These allowances are recorded as a reduction to net sales.

Warranty:    The Aftermarket Business provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense is provided based upon historical and current claim data. Accrual balances are monitored and adjusted when it becomes probable that expected claims will differ from initial estimates. Accruals are recorded as current liabilities under the caption "accrued expenses and other current liabilities." Also see Note 13.

Shipping and handling costs:    Shipping costs for inbound freight are treated as product cost. Any subsequent costs are treated as part of "selling, general and administrative expenses" in the combined statements of operations. These costs include costs to physically move finished goods from the Aftermarket Business's distribution or manufacturing facilities to the customer, as well as costs incurred to move products between facilities within the Aftermarket Business's distribution system. For the years ended March 31, 2004, 2003, and 2002, these shipping and handling costs were $7,787,000, $8,175,000, and $8,545,000, respectively.

Translation of foreign currencies:    Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as other comprehensive income (loss), included in net investment by Parent. Foreign currency transaction gains or losses are included in the statement of operations.

Income taxes:    The U.S. operations of the Aftermarket Business are included in the combined federal income tax return of Modine. The provision for income taxes is computed as if the Aftermarket Business had been operated as its own consolidated group for federal and state income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The current and deferred income tax amounts relating to the U.S. operations are recorded in "net investment by Parent" since such tax transactions are settled with the Parent. The current and deferred income taxes on the balance sheet relate only to the Aftermarket Business's foreign operations.

The Aftermarket Business has provided tax benefits on its domestic net operating losses due to Modine's ability to utilize such losses in the consolidated federal income tax returns. The Aftermarket Business has also provided tax benefits on certain foreign losses. The income tax receivable from Modine at March 31, 2004 and 2003 is included in net investment by Parent in the combined balance sheets.

Cash equivalents:    The Aftermarket Business considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Trade Receivables and Allowance for Doubtful Accounts:    Trade receivables are recorded at the invoiced amount and do not bear interest if paid according to the original terms. The allowance for doubtful accounts is the Aftermarket Business's best estimate of the uncollectible amount contained in the existing trade receivables balance. The allowance is based on historical write-off experience and specific customer economic data. The allowance for doubtful accounts is reviewed periodically and adjusted as necessary. Utilizing an age and size based criteria individual accounts are reviewed for collectibility, while all other accounts are reviewed on a pooled basis. Receivables are charged off against the allowance when it is probable and to the extent that funds will not be collected. There is no off-balance sheet credit exposure related to the Aftermarket Business's trade receivables.

The following is an analysis of the allowance for doubtful accounts.

(dollars in thousands)	Balance at the Beginning of theYear	Additions	Write-offs, Net of Recoveries	Foreign Currency Translation	Balance at the End of the Year
Fiscal 2004	$1,824	$1,427	$(798)	$168	$2,621
Fiscal 2003	$2,282	$1,048	$(1,574)	$68	$1,824
Fiscal 2002	$1,564	$1,563	$(824)	$(21)	$2,282

Inventories:    Inventories are valued at the lower of cost, on an average cost basis, or market value.

Property, plant, and equipment:    These assets are stated at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the expected useful life of the asset. Maintenance and repair costs are charged to operations as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in operations.

Goodwill:    As of April 1, 2002, the Aftermarket Business adopted Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under the new standard, goodwill will have an indefinite life and no longer be amortized. Instead, goodwill is tested for impairment on an annual basis, unless conditions exist which would require a more frequent evaluation. Goodwill impairment is assessed in each reporting unit by comparing the net book value of the reporting unit to its fair value, which is estimated based on the present value of expected future cash flows. An impairment loss is recognized when the carrying amount of goodwill exceeds the fair value. At March 31, 2004 and 2003, no goodwill is recorded in the combined financial statements. Also, see Note 10.

Impairment of long-lived and amortized intangible assets:    When facts and circumstances indicate that the carrying value of long-lived assets, including amortized intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analyses. If impairment is determined to exist, a write-down to market value or discounted cash flow is made and the impairment loss is recognized by a charge against current operations.

Stock Based Compensation:    Certain of the Aftermarket Business's employees participate in stock-based compensation plans offered by the Parent. Stock-based compensation is recognized by the Aftermarket Business by using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Modine stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation costs for restricted stock awards are recognized as expense over the vesting period of the award. If the fair-value-based method of accounting for the stock option grants for the periods shown had been applied in accordance with Statements of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," requiring SFAS No. 123 pro forma disclosure, the Aftermarket Business's net earnings (loss) would have been reduced as summarized below:

(dollars in thousands)	2004 (Restated)	2003 (Restated)	2002 (Restated)
Net earnings (loss) before cumulative effect of accounting change, as reported	$896	$(2,893)	$432
Compensation expense for stock awards as reported, net of tax	(1)	21	12
Stock compensation expense under fair value method, net of tax	(137)	(86)	(160)
Net earnings (loss) before cumulative effect of accounting change, pro forma	$758	$(2,958)	$284

(dollars in thousands)	2004 (Restated)	2003 (Restated)	2002 (Restated)
Net earnings (loss) as reported	$896	$(24,585)	$432
Compensation expense for stock awards as reported, net of tax	(1)	21	12
Stock compensation expense under fair value method, net of tax	(137)	(86)	(160)
Net earnings (loss), pro forma	$758	$(24,650)	$284

The fair value of the option grants in fiscal 2004, 2003 and 2002 was estimated using the Black-Scholes option-pricing model. The weighted-average of the fair value per option and the valuation assumptions are as follows:

	2004	2003	2002
Fair value per option	$8.57	$5.64	$6.57
Valuation assumptions
Risk-free interest rate	3.6%	3.7%	4.2%
Stock volatility	36.1%	37.0%	34.0%
Dividend yield	3.0%	3.0%	3.1%
Expected option life – years	6	6	6

Environmental expenditures:     Environmental expenditures related to current operations that qualify as property, plant, and equipment or that substantially increases the economic value or extend the useful life of an asset are capitalized and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Accounting standards changes and new pronouncements:    In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No.149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. The adoption of this statement by the Modine Aftermarket Business did not have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No.150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement by the Modine Aftermarket Business did not have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

On December 24, 2003, the FASB issued a revision to staff Interpretation (FIN) No. 46 (revised 2003), which clarified some of the provisions of the original Interpretation No. 46 "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The application of revised FIN 46 is required in financial statements of public entities that have interests in variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business entities, for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Modine Aftermarket Business does not have any variable interest entities and therefore the adoption of this statement did not have an impact on the Modine Aftermarket Business's financial condition or results of operations.

On December 23, 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 retains the disclosures required by the original Statement No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements. Those disclosures include information describing the types of plan assets, investment strategy, measurement date, plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. Until all provision of this statement have been adopted, certain information is required to be presented only for domestic plans and is therefore not applicable to the foreign plans presented in these statements.

On January 12, 2004, the FASB issued a Staff Position (FSP) No. FAS 106-1 (FSP 106-1), "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. FAS 106-1 permits a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which is referred to as the Modernization Act. The Modernization Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of post-retirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Until final guidance was issued by the FASB, the Modine Aftermarket Business had elected, under FSP 106-1, to defer accounting for the effects of the Modernization Act. As a result, the March 31, 2004 audited combined financial statements of the Modine Aftermarket Business and accompanying notes do not reflect the effects of the Modernization Act. Subsequent to the end of the fiscal year in May 2004, the FASB issued FSP No. FAS 106-2 (FSP 106-2), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 superceded FSP 106-1 and provides authoritative guidance on accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2. It also contains basic guidance on related income tax accounting and rules for transition that permit various alternative prospective and retroactive transition approaches. FSP 106-2 became effective and was adopted by the Modine Aftermarket Business in the second quarter of fiscal 2005. Accordingly the information required by FSP 106-2 is presented in Note 3 to the unaudited interim combined financial statements of the Modine Aftermarket Business.

On December 17, 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force (EITF) 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. The adoption of this statement by the Modine Aftermarket Business did not have an impact on the Modine Aftermarket Business's results of operations or financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Modine Aftermarket Business is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2007. The Modine Aftermarket Business does not expect the adoption of this statement to have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

In December 2004, the FASB issued a SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29," which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Modine Aftermarket Business is required to adopt SFAS No. 153 for nonmonetary asset exchanges occurring in the first quarter of fiscal 2007. The Modine

Aftermarket Business does not expect the adoption of this statement to have a material impact on the Modine Aftermarket Business's financial condition or results of operations.

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment" SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Modine Aftermarket Business is required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The Modine Aftermarket Business is evaluating both the impact of SFAS No. 123(R) and the option pricing model it will use, and expects that it will record non-cash stock compensation expenses. If Modine continues to utilize the Black-Scholes pricing model it currently uses and continues its current stock option practices, it is estimated that additional annual expenses ranging from $50,000 to $150,000 could be allocated to the Modine Aftermarket Business based on the number of Modine Aftermarket Business employees being granted options. After the merger, Modine Aftermarket Business employees will no longer be granted Modine stock options. While under Modine ownership, the Modine Aftermarket Business does not expect the adoption of this statement to have a material impact on the Modine Aftermarket Business's financial condition or cash flows.

On October 22, 2004, the American Jobs Creation Act of 2004, also known as the Jobs Creation Act, was signed into law. Among its provisions, the Jobs Creation Act provides for a one-time special dividends received deduction for certain qualifying dividends from controlled foreign corporations. The Modine Aftermarket Business may elect to apply this provision to qualifying repatriations of foreign earnings in either the balance of fiscal 2005 or in fiscal 2006. Due to the complexity of the repatriation provision, the Modine Aftermarket Business is still evaluating the effects of this provision on its repatriation planning and is awaiting the issuance of clarifying regulations before finalizing our evaluation. Accordingly, the Modine Aftermarket Business has not determined what actions it might take in response to the Jobs Creation Act or the impact, if any; the Jobs Creation Act may have on the income tax provision.

In addition, the Jobs Creation Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Jobs Creation Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the tax return. The Modine Aftermarket Business is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Jobs Creation Act, the first time the Modine Aftermarket Business could claim the deduction would be in fiscal 2006 when it files its next tax return.

2.    Transactions with Related Parties

The Aftermarket Business conducts business with various affiliated companies that ultimately are under the control of Modine. Transactions with related parties consist of the purchase and sale of product for resale and the purchase of components used in manufacturing products for sale. Purchases of product from affiliated companies for resale were $23,980,000, $25,568,000, $23,895,000 for the years ended March 31, 2004, 2003 and 2002, respectively. Sales of product to affiliated companies for resale were $3,635,000, $3,161,000, $2,876,000 for the years ended March 31, 2004, 2003 and 2002, respectively. The Aftermarket Business purchases product from and sells product to affiliated companies at a markup over the Modine standard cost of these products. The statement of operations also includes royalty and interest expense paid from the Aftermarket Business to the Parent and other Modine affiliates. Royalty expense paid to the Parent was $462,000, $475,000 and $455,000 for fiscal 2004, 2003 and 2002, respectively; and is recorded in cost of sales. Royalty expense represents costs paid by the foreign operations to the Parent for licensing fees, associated with the use of certain patents and technology developed by the Parent. Interest expense on structured loans that is paid to Modine affiliates is disclosed in Note 11.

The amounts recorded in the financial statements as due from affiliate at March 31, 2004 and 2003 represent amounts that are receivables due to the Mexpar and NRF B.V. entities from other Modine entities that are settled in cash on a periodic basis. The amounts recorded in the financial statements that are due to affiliate at March 31, 2004 and 2003 represent amounts that are payable from the Mexpar and NRF B.V. entities to other Modine entities that are settled in cash on a periodic basis. The net liability from the Aftermarket Business to Modine is included in net investment by Parent in the financial statements at March 31, 2004 and 2003. The Aftermarket Business does not pay interest on advances from the Parent.

3.    Pension and Other Postretirement Benefit Plans

Modine, the Parent, has several defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The allocated costs to the Aftermarket Business for these plans for fiscal 2004, 2003, and 2002 were $388,000, $404,000, and $454,000, respectively.

Certain employees of the Aftermarket Business are covered by Modine's defined-benefit and post-retirement plans. Liabilities and assets related to these domestic plans have not been allocated to the Aftermarket Business and will remain with Modine. Domestic pension (income) allocated to the Aftermarket Business for fiscal 2004, 2003 and 2002 was $(94,000), $(248,000) and $(201,000), respectively. Post-retirement expense allocated to the Aftermarket Business for the years ended March 31, 2004, 2003 and 2002 was $128,000, $109,000 and $97,000 respectively.

The Aftermarket Business's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these pension plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements.

The Aftermarket Business uses a December 31 measurement date for its foreign pension plans.

The change in benefit obligations and plan assets as well as the funded status of the Aftermarket Business's foreign pension plans were as follows for the years ended March 31, 2004 and 2003:

	Pensions
(dollars in thousands)	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$3,332	$3,145
Service cost	167	157
Interest cost	248	284
Plan amendments	(70)	—
Actuarial loss (gain)	391	(122)
Benefits paid	(616)	(84)
Curtailment gain	17	—
Currency-translation adjustment	202	(48)
Benefit obligation at end of year	$3,671	$3,332
Change in plan assets
Fair value of plan assets at beginning of year	$2,019	$1,957
Actual return on plan assets	90	73
Employer contributions	271	206
Benefits paid	(616)	(84)
Currency-translation adjustment	80	(133)
Fair value of plan assets at end of year	$1,844	$2,019
Funded status
Funded status at end of year	$(1,827)	$(1,313)
Unrecognized net loss	745	363
Unrecognized prior service cost	(55)	10
Unrecognized net transition obligation	(8)	8
Net amount recognized	$(1,145)	$(932)

	Pensions
(dollars in thousands)	2004	2003
Amounts recognized in the balance sheet consist of
Accrued benefit liability	$(1,518)	$(932)
Intangible asset	17	—
Accumulated other comprehensive income, a component of net investment by Parent	356	—
Net amount recognized	$(1,145)	$(932)

The accumulated benefit obligation for the foreign defined benefit pension plans was $3,139,000 and $2,731,000 as of March 31, 2004 and 2003, respectively.

Foreign pension plans with accumulated benefit obligations in excess of plan assets consist of the following:

(dollars in thousands)	2004	2003
Projected benefit obligations	$3,671	$1,731
Accumulated benefit obligations	3,139	1,498
Fair value of plan assets	1,844	756

Costs for the Aftermarket Business's foreign pension benefit plans include the following components for the years ended March 31, 2004, 2003 and 2002:

(dollars in thousands)	2004	2003	2002
Pensions
Components of net periodic benefit cost
Service cost	$167	$157	$130
Interest cost	248	284	306
Expected return on plan assets	(182)	(209)	(240)
Amortization of
Unrecognized net loss	14	9	14
Unrecognized prior service cost	(8)	13	1
Unrecognized net obligation	15	—	—
Adjustment for settlement/curtailment	31	—	—
Net periodic benefit cost	$285	$254	$211

The following weighted-average assumptions were used to determine the Aftermarket Business's benefit obligations under the foreign pension plans as of March 31, 2004 and 2003:

	2004	2003
Pensions
Discount rate	7.60%	7.68%
Rate of compensation increase	4.44	5.11

The following weighted-average assumptions were used to determine the Aftermarket Business's costs under the foreign pension plans as of March 31, 2004, 2003 and 2002:

	2004	2003	2002
Pensions
Discount rate	7.68%	9.37%	11.39%
Expected return on plan assets	9.19	11.33	13.83
Rate of compensation increase	5.11	6.47	7.97

4.    Leases

The Aftermarket Business leases various facilities and equipment. Rental expense under operating leases totaled $6,392,000 in fiscal 2004, $6,924,000 in fiscal 2003 and $7,206,000 in fiscal 2002.

Future minimum rental commitments at March 31, 2004 under non-cancelable operating leases which expire through fiscal 2009 were:

(dollars in thousands)
Years ending March 31
2005	$4,296
2006	2,313
2007	1,548
2008	370
2009	271

5.    Income Taxes

For the years ended March 31, 2004, 2003 and 2002, the U.S. and foreign components of earnings (loss) before income taxes and cumulative effect of accounting change and the income tax (benefit) expense consist of:

(dollars in thousands)	2004 (Restated)	2003 (Restated)	2002 (Restated)
Components of earnings (loss) before income taxes and cumulative effect of accounting change
United States	$(6,638)	$(6,358)	$(718)
Foreign	6,266	3,537	3,038
Total (loss) earnings before income taxes and cumulative effect of accounting change	$(372)	$(2,821)	$2,320

(dollars in thousands)	2004	2003	2002
Income tax (benefit) expense
Federal
Current	$(1,983)	$(1,325)	$749
Deferred	(585)	(147)	(616)
State
Current	(145)	(139)	182
Deferred	(42)	(34)	(60)
Foreign
Current	1,738	1,959	2,290
Deferred	(251)	(242)	(657)
Total tax (benefit) expense	$(1,268)	$72	$1,888

Income tax expense (benefit) attributable to (loss) earnings before income taxes and cumulative effect of accounting change differed from the amounts computed by applying the statutory U.S. federal income tax rate as a result of the following for the years ended March 31, 2004, 2003 and 2002:

	2004	2003	2002
Statutory federal tax	35.0%	35.0%	35.0%
State taxes, net of federal benefit	50.7	6.1	2.5
Goodwill amortization	—	—	26.6
Taxes on non-U.S. earnings and losses	107.9	(7.9)	24.6
Valuation allowance	81.9	(38.7)	—
Undistributed earnings of non-U.S. subsidiaries	67.2	(7.0)	(5.8)
Employee benefits	3.0	2.5	(2.5)
Meals/entertainment	(5.5)	(0.8)	1.0
Tax loss in excess of book on sale	—	8.2	—
Other	0.7	—	—
Effective tax rate	340.9%	(2.6)%	81.4%

Several aspects of the world wide tax structure have caused wide variations in the effective tax rate for the Aftermarket Business. Significant non-deductible goodwill amortization expense in fiscal 2002 and the effect on unremitted earning as a result of a dividend payment made to the Parent from a foreign subsidiary in 2004 served to push the Aftermarket Business's effective rate upward in those years. The increase in 2003 (favorable) and release in 2004 (unfavorable) of certain valuation allowances on entities in loss positions, both here and in Europe, created wide swings in the effective income tax rate year over year. Further, the global and domestic mix of varying tax rates and location profitability (or loss) served to significantly raise the effective rate in fiscal 2004 after significantly reducing the tax burden in fiscal 2003.

The tax effects of temporary differences that give rise to significant portions of the foreign deferred tax assets and foreign deferred tax liabilities are as follows at March 31, 2004 and 2003:

(dollars in thousands)	2004	2003
Deferred tax assets
Accounts receivable	$42	$46
Plant and equipment	37	—
Employee benefits	376	83
Net operating loss	794	651
Restructuring costs	—	151
Other, principally accrued liabilities	208	195
Total gross deferred assets	1,457	1,126
Less valuation allowance	—	284
Net deferred tax assets	1,457	842
Deferred tax liabilities
Plant and equipment	112	274
Other	1,447	1,087
Total gross deferred tax liabilities	1,559	1,361
Net deferred tax (liability)	$(102)	$(519)

The valuation allowance for deferred tax assets as of April 1, 2003, was $284,000. The valuation allowance decreased by $284,000 during the year and relates to an extension of the carryforward period allowed for foreign net operating losses at one of the Aftermarket Business's foreign affiliates.

The current and deferred income tax amounts relating to the U.S. operations are recorded in "net investment by Parent" since such tax transactions are settled with the Parent. The current and deferred income taxes on the balance sheet relate only to the Aftermarket Business's foreign operations.

6.    Inventories

At March 31, 2004 and 2003, inventories include:

(dollars in thousands)	2004	2003
Raw materials	$5,993	$5,468
Work in process	3,103	3,361
Finished goods	66,970	64,388
Total inventories	$76,066	$73,217

7.    Property, Plant and Equipment

At March 31, 2004 and 2003, property, plant and equipment is composed of:

(dollars in thousands)	Depreciable Lives	2004	2003
Land	—	$948	$898
Buildings and improvements	10-40 years	23,768	21,872
Machinery and equipment	3-12 years	57,343	51,154
Office equipment	3-14 years	7,409	6,959
Transportation equipment	3-7 years	1,477	1,490
Construction in progress	—	664	756
		91,609	83,129
Less accumulated depreciation		68,621	59,297
Net property, plant and equipment		$22,988	$23,832

In fiscal 2003, the Aftermarket Business discontinued the manufacturing of special radiator cores at its facility located in Strongsville, Ohio and relocated the distribution operation. The property was sold in March of 2004 and the Aftermarket Business recorded a gain on the sale of $703,000.

Depreciation expense was $5,468,000, $5,608,000 and $6,281,000 for the fiscal years ended 2004, 2003 and 2002, respectively.

8.    Divestitures

In fiscal 2002, the Aftermarket Business adopted a plan to sell the Canadian aftermarket operation, Modine of Canada, Ltd. In connection with the plan, the Aftermarket Business determined that the carrying values of some of the underlying assets exceeded their fair values. Consequently, the Aftermarket Business recorded an impairment loss of $1,851,000, which represents the excess of the carrying values of the assets over the estimated fair values, less costs to sell. An impairment loss of $1,572,000, representing fixed assets and inventory, was charged to cost of sales and $279,000, representing a write-off of goodwill on the Canadian operation's books, was recorded as a goodwill write-off.

On July 31, 2002, the Aftermarket Business completed the sale of the Canadian aftermarket operation, Modine of Canada, Ltd. The net cash sales price of the transaction totaled approximately $1,954,000 and resulted in a $1,726,000 pretax loss that was charged to "other income – net" in fiscal 2003. This pre-tax loss consisted of cumulative currency translation recorded from the time of the Aftermarket Business's original investment in Canada and other losses that were realized upon the sale. The results of the Canadian operation have not been treated as a discounted operation because of the Aftermarket Business's continuing sales involvement with two major customers in Canada.

9.    Restructuring and Plant Closures

In fiscal 2002, the Aftermarket Business initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating a portion of its operations. This restructuring plan included personnel reductions at the Aftermarket Business's manufacturing facility in Granada, Spain. Total staff reductions at the end of the fiscal 2004 were 28 employees, occurring over a three year period. A severance accrual was established in fiscal 2002 for $1,260,000 and was increased by $178,000 in fiscal 2003. The balance in this accrual at March 31, 2004 and March 31, 2003 was zero and $432,000, respectively. The restructuring activity was completed in fiscal 2004 and at that time the Aftermarket Business reversed the remaining excess liability of $49,000.

10.    Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142, the Aftermarket Business discontinued the amortization of goodwill as of April 1, 2002. A reconciliation of reported net earnings (loss)

adjusted to reflect the adoption of SFAS No. 142 is provided below for the years ended March 31, 2004, 2003 and 2002:

(dollars in thousands)	2004 (Restated)	2003 (Restated)	2002 (Restated)
Reported net earnings (loss)	$896	$(24,585)	$432
Effect of change in accounting	—	21,692	—
Add-back goodwill amortization, net of tax	—	—	1,994
Adjusted net earnings (loss)	$896	$(2,893)	$2,426

In accordance with the provisions of SFAS No. 142, in fiscal 2003 the Aftermarket Business tested its goodwill for impairment. It was determined that the carrying amount exceeded its fair value, which was estimated based on the present value of expected future cash flows. This resulted in a $21,692,000 (net of a $1,136,000 income tax benefit) non-cash write-off of goodwill. The charge was accounted for as a cumulative effect of an accounting change, retroactive to the beginning of fiscal year 2003. The Aftermarket Business reviewed the carrying value assigned to goodwill with respect to market conditions and expectations of future operating performance. These factors indicated that a permanent impairment in value existed in the Aftermarket Business. The Aftermarket Business's goodwill impairment charge was calculated based on an independent valuation of the underlying business. The goodwill impairment charge does not impact the Aftermarket Business's cash flow or liquidity.

11.    Indebtedness to Financial Institutions and Related Parties

Long-term debt at March 31, 2004 and 2003 includes:

(dollars in thousands)	Interest Rate Percentage at March 31, 2003	Fiscal year of Maturity	2004	2003
Type of issue
Denominated in U.S. dollars
Fixed rate
Notes payable to third party	5.00%	2004	$—	$494
Denominated in foreign currency
Variable rate
Notes (and other debt) payable to third party	5.00%	2010	—	1,194
Note payable to affiliate	3.65%	2004	—	12,637
			—	14,325
Less current portion			—	646
Total			$—	$13,679

The Aftermarket Business also maintains credit agreements with foreign banks. The foreign unused lines of credit at March 31, 2004, were approximately $6,788,000, net of approximately $200,000 which has been applied as a guarantee for a letter of credit. As of March 31, 2004, there was no outstanding short-term bank borrowing.

Interest expense on intercompany debt was $297,000, $473,000 and $294,000 for the fiscal years ended March 31, 2004, 2003 and 2002, respectively. Notes payable are classified as long-term debt in the March 31, 2003 financial statements. All amounts were repaid during fiscal 2004.

12.    Financial Instruments/Concentrations of Credit Risk

The Aftermarket Business sells a broad range of products to a diverse group of customers operating in the automotive aftermarket industry throughout North America and Europe. To reduce the credit risk, the Aftermarket Business performs periodic credit evaluations of each customer and actively monitors their financial condition and developing business news. Collateral or advanced payments are generally not required, but may be used in those cases where a substantial credit risk is identified. Credit losses to customers operating in the markets served by the Aftermarket Business were 4.4%, 3.2% and 3.6% of outstanding trade receivable balances for the fiscal years ended 2004, 2003 and 2002 respectively. The Aftermarket Business has only one customer, NAPA, with sales which exceed of 10% of total annual sales in fiscal 2004 and 2003. Sales to NAPA were 10.8% and 11.4% of total Aftermarket Business sales in fiscal 2004 and 2003 respectively. Sales to NAPA in fiscal 2002 did not exceed 10% of total Aftermarket Business sales. The associated trade receivables balances with this customer were $2,234,000 and $3,145,000 as of March 31, 2004 and 2003, respectively.

13.    Product Warranties, Guarantees and Other Commitments

Product warranties:    The Aftermarket Business provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. The most significant warranty expense estimates are forecasts based on the best information available using statistical analysis of both historical and current claim data.

Changes in the warranty liability are as follows:

(dollars in thousands)
Balance, April 1, 2003 and 2002	$3,722	$2,062
Accruals for warranties issued in current year	3,758	5,487
Settlements made	(3,946)	(3,864)
Effect of exchange-rate changes on the warranty liability	30	37
Balance, March 31, 2004 and 2003	$3,564	$3,722

Indemnification Agreements:    In July 2002, the Aftermarket Business completed the sale of Modine of Canada, Ltd. As part of the sales agreement certain contractual guarantees and representations were made to the purchaser. As part of the sales agreement the Aftermarket Business provided an indemnification to the purchaser for any reassessment for income, corporate sales, excise or other tax in respect of which tax returns have been filed before the closing date. No claims have occurred to date related to any tax matters and any potential payment cannot be estimated at this time. Claims and damages presented by the purchaser must be greater than $50,000 but cannot exceed the purchase price. In general, the period of indemnification for warranties and representations made is for two years except in the case of certain tax matters for which the indemnification shall survive until the reassessment period is closed.

Guarantees:    Under the terms of a multi-currency revolving credit agreement with Bank One (the agent bank) entered into by the Parent, in April 2002, the credit facility is secondarily secured by a guarantee from all domestic subsidiaries, including Aftermarket Holdings, Inc., and a pledge of 65% of the voting stock of certain foreign subsidiaries, which includes Mexpar, but not NRF. The same guarantee and pledge is in place for the Parent's outstanding borrowing on the amended note purchase agreement dated September 29, 2000 with Prudential Insurance. The outstanding amount of the Parent's borrowings at March 31, 2004 through Bank One and Prudential Insurance, totaled $0 and $61.5 million, respectively.

Commitments:    At March 31, 2004, the Aftermarket Business had capital expenditure commitments of $1.0 million primarily for tooling and equipment to support its manufacturing facilities.

14.    Stock Option, Award, and Purchase Plans

Stock option and award plans:    In July, 1985 and 1994 Modine shareholders approved plans providing for the granting of stock options. In July of 1999, Modine shareholders reapproved the 1994 plan. In July 2002, shareholders approved a new incentive compensation plan for the granting of stock options. Among the key employees eligible for the granting of stock options were certain members of the Aftermarket Business. Stock options granted under the 1985, 1994, and 2002 Modine plans to

Aftermarket Business employees, which vest immediately, are either nonqualified or incentive stock options and carry an exercise price equal to the market price on the date of the grant. Both incentive stock options and nonqualified stock options terminate 10 years after the date of grant.

The 1985, 1994, and new 2002 Incentive Stock Plans, also provide for the granting of stock awards. Restricted stock awards were granted for 3,000, 3,000, and 4,000 shares in fiscal 2004, 2003, and 2002, respectively. The weighted average fair value of restricted stock awards as of the grant dates for fiscal 2004, 2003, 2002 were $26.15, $18.53, and $25.89, respectively. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the five-to-six year restriction period. The amounts (credited)/charged to operations in fiscal, 2004, 2003, and 2002 were $(1,000), $33,000, and $20,000, respectively.

Following is a summary of incentive and nonqualified option activity under the Modine plans for Aftermarket Business employees.

(Shares in thousands)	Shares	Weighted-Average Exercise Price Per Shares
Outstanding March 31, 2001	154	$26.36
Granted	21	22.78
Exercised	(52)	22.01
Outstanding March 31, 2002	123	$27.57
Granted	11	18.53
Exercised	(8)	18.25
Forfeitures	(12)	30.00
Outstanding March 31, 2003	114	$27.11
Granted	15	29.17
Exercised	(18)	20.83
Forfeitures	(17)	31.39
Outstanding March 31, 2004	94	$27.90

Stock options outstanding and exercisable for Aftermarket Business employees as of March 31, 2004:

(Shares in thousands)
Range of Exercise Prices	Weighted-Average Years of Remaining Life	Weighted-Average Exercise Price
		Per Share	Shares
$15.00 - 24.99	7.37	$22.49	20
$25.00 - 33.99	4.88	$29.36	74
Total outstanding and executable		$27.90	94

15.    Contingencies and Litigation

Environmental:    The Aftermarket Business has recorded environmental cleanup and remediation expense accruals for certain facilities located in The Netherlands. These expenditures relate to facilities where past operations followed practices and procedures that were considered acceptable under then existing regulations, but will now require investigative and/or remedial work to ensure sufficient environmental protection. These accruals totaled $896,000 and $842,000, at March 31, 2004 and 2003 respectively, and are recorded in the combined balance sheet in "other noncurrent liabilities." The environmental accruals established by the Aftermarket Business do not reflect any possible insurance recoveries.

The United States Environmental Protection Agency (USEPA) has designated the Aftermarket Business as a potentially responsible party ("PRP") for remediation of a waste disposal site, Interstate

Lead (Alabama), which the Aftermarket Business may have had direct or indirect involvement. This site is not Aftermarket Business owned and allegedly contains wastes attributable to past operations of Core Holdings which was acquired by the Aftermarket Business in 1998. On November 16, 1999, the Aftermarket Business was informed of a settlement offer for payment of $15,218. Modine expressed interest in the offer and requested copies of pertinent documentation in a letter to the PRP attorney dated November 30, 1999. The PRP attorney acknowledged the Aftermarket Business's request in a letter dated December 3, 1999 with a commitment to provide documentation and calculations for the aforementioned settlement amount. The Aftermarket Business has not received any subsequent communication from the attorney, the PRP group or from any governmental agencies since and, accordingly, no liability has been accrued at March 31, 2004.

Other litigation:    In the normal course of business, the Aftermarket Business is named as a defendant in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies and others in which claims, such as personal injury, property damage, or antitrust and trade regulation issues, are asserted against the Aftermarket Business. The Aftermarket Business is also subject to other liabilities such as product warranty claims, employee benefits, and various taxes that arise in the ordinary course of its business. Many of the pending damage claims and to a lesser degree, warranty claims are covered by insurance and when appropriate the Aftermarket Business accrues for uninsured liabilities. While the outcomes of these matters, including those discussed above, are uncertain, the Aftermarket Business does not expect that any unrecorded liabilities that may result from these matters is reasonably likely to have a material effect on the Aftermarket Business's liquidity, financial condition or results of operations.

16.    Net Investment by Parent

Following is an analysis of the changes in net investment by Parent:

(dollars in thousands)
Balance, March 31, 2001	$133,192
Net earnings (restated)	432
Foreign currency translation (restated)	(247)
Cash dividends	(4,096)
Net cash transfer to Parent	(18,039)
Balance, March 31, 2002	111,242
Net (loss) (restated)	(24,585)
Foreign currency translation (restated)	1,009
Cash dividends	(153)
Net cash transfer from Parent	580
Balance, March 31, 2003	88,093
Net earnings (restated)	896
Foreign currency translation (restated)	3,240
Minimum pension liability	(238)
Cash dividends	(4,035)
Capital contribution from Parent	9,672
Net cash transfer from Parent	5,038
Balance, March 31, 2004	$102,666

17.    Subsequent Events

On October 29, 2004, Modine Manufacturing Company announced that it had signed a letter of intent with Transpro, Inc. to spin off Modine's Aftermarket Business on a debt free basis and merge it with Transpro. These transactions would produce a publicly traded company with annual revenues of approximately $400 million (unaudited) selling replacement radiators, radiator cores, charge air coolers, heaters, condensers and air conditioning components for automotive, truck and industrial applications primarily for North America and Europe. Each step of the transaction is expected to be tax-free to each company's shareholders.

In conjunction with the Aftermarket Business spin-off and merger, Modine would acquire Transpro's heavy-duty original equipment (OE) business, including a plant in Jackson, Mississippi, for approximately $17 million in cash.

It is currently anticipated that Modine and Transpro will sign definitive agreements in the first quarter of calendar 2005. The proposed transaction is subject to certain corporate and regulatory approvals and satisfaction of other customary closing conditions. Closing is anticipated late in the second quarter or early in the third quarter of calendar 2005.

The Aftermarket Business of Modine Manufacturing Company
Combined Statements of Operations (Unaudited)
Nine Months ended December 26, 2004 and 2003

(dollars in thousands)	2004	2003
For the nine months ended December 26
Net sales	$161,482	$178,620
Cost of sales	111,863	125,927
Gross profit	49,619	52,693
Selling, general, and administrative expenses	53,037	52,377
(Loss) income from operations	(3,418)	316
Interest expense	26	327
Other (income) expense – net	(42)	(106)
(Loss) earnings before income taxes	(3,402)	95
Benefit from income taxes	(1,853)	(453)
Net (loss) earnings	$(1,549)	$548

The accompanying notes are an integral part of the financial statements.

The Aftermarket Business of Modine Manufacturing Company
Combined Balance Sheets (Unaudited)
December 26, 2004 and March 31, 2004

(dollars in thousands)	December 26, 2004	March 31, 2004
Assets
Current Assets
Cash and cash equivalents	$7,712	$4,395
Trade receivables less allowance for doubtful accounts of $2,272 and $2,621, respectively	26,857	29,614
Due from affiliate	295	195
Inventories	67,063	76,066
Other current assets	3,188	3,326
Total current assets	105,115	113,596

Other Assets
Property, plant and equipment – net	23,431	22,988
Other noncurrent assets	932	844
Total other assets	24,363	23,832

Total assets	$129,478	$137,428

Liabilities and Net Investment by Parent
Current Liabilities
Accounts payable	$9,981	$15,023
Due to affiliate	728	779
Accrued compensation and employee benefits	6,659	6,034
Foreign income taxes	509	609
Accrued warranties	3,339	3,564
Accrued expenses and other current liabilities	5,363	5,612
Total current liabilities	26,579	31,621

Other liabilities
Foreign deferred income taxes	537	552
Other noncurrent liabilities	2,659	2,589
Total other liabilities	3,196	3,141

Total liabilities	29,775	34,762

Commitments and contingencies	—	—
Net investment by Parent	99,703	102,666

Total liabilities and net investment by Parent	$129,478	$137,428

The accompanying notes are an integral part of the financial statements.

The Aftermarket Business of Modine Manufacturing Company
Combined Statements of Cash Flows (Unaudited)
Nine months ended December 26, 2004 and 2003

(dollars in thousands)	2004	2003
For the nine months ended December 26
Cash flows from operating activities
Net (loss)/earnings	$(1,549)	$548
Adjustments to reconcile net (loss) earnings with cash provided by operating activities
Depreciation and amortization	3,782	4,125
Pension expense	131	82
(Gain) from disposition of property, plant, and equipment	(1)	(6)
Deferred income taxes	(94)	12
Provision for losses on accounts receivable	592	824
Other – net	471	278
	3,332	5,863
Change in operating assets and liabilities excluding acquisitions
Trade receivables	2,928	1,409
Inventories	9,923	5,046
Other current assets	210	(40)
Accounts payable	(5,265)	(4,007)
Accrued compensation and employee benefits	(192)	61
Income taxes	(132)	793
Accrued expenses and other current liabilities	(2)	1,522
Net cash provided by operating activities	10,802	10,647
Cash flows from investing activities
Expenditures for property, plant, and equipment	(3,679)	(1,464)
Acquisitions, net of cash acquired	(50)	—
Proceeds from dispositions of property, plant and equipment	93	39
Net cash (used for) investing activities	(3,636)	(1,425)
Cash flows from financing activities
Increase in short-term debt-net	—	3
Payments on long-term debt	—	(5,738)
Cash dividends paid to Parent	(2,048)	—
Other (returns of investment to)/advances from Parent	(1,616)	26
Net cash (used for) financing activities	(3,664)	(5,709)
Effect of exchange-rate changes on cash	(185)	(371)
Net increase in cash and cash equivalents	3,317	3,142
Cash and cash equivalents
Beginning of year	4,395	7,083
End of period	$7,712	$10,225

The accompanying notes are an integral part of the financial statements.

The Aftermarket Business of
Modine Manufacturing Company

Notes to Combined Financial Statements (Unaudited)

1.    Significant Accounting Policies

General.    The accompanying unaudited combined financial statements were prepared in conformity with generally accepted accounting principles in the United States. These principles were applied on a basis consistent with the preparation of the annual March 31, 2004, 2003 and 2002 combined financial statements of the Aftermarket Business (the "Aftermarket Business") of Modine Manufacturing Company (the "Parent" or "Modine"). The financial information furnished includes all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim periods. Results for the first nine months of fiscal 2005 are not necessarily indicative of the results to be expected for the full year.

Certain notes and other information have been condensed or omitted from these combined interim financial statements. Therefore, such statements should be read in conjunction with the combined financial statements for the Aftermarket Business of Modine Manufacturing Company for the years ended March 31, 2004, 2003 and 2002.

Basis of presentation.    The accompanying unaudited combined financial statements include the accounts of the Aftermarket Business, which include the following: Modine Aftermarket Holdings, Inc., Modine Manufacturing Company's aftermarket operations in Racine, Wisconsin, Kansas City, Missouri and Emporia, Kansas, Modine National Sales, Ltd., Manufacturera Mexicana de Partes de Automoviles, S.A. de C.V. ("MexPar"), and Nederlandse Radiateuren Fabriek B.V. ("NRF") which are owned directly or indirectly, by Modine Manufacturing Company.

The accompanying historical unaudited combined financial statements are presented on a carve-out basis and reflect the assets, liabilities, revenues and expenses that were directly attributable to the Aftermarket Business as it was operated within Modine. Each of the above subsidiaries or divisions maintains a separate general ledger and all business activities relate to the Aftermarket Business. The Aftermarket Business's combined statements of operations include all of the related costs of doing business, including an allocation of certain general corporate expenses of Modine, that were in support of the Aftermarket Business, including costs for information technologies, finance, legal, treasury, credit, payables, purchasing, quality, warranty, environmental, safety, human resources, tax, audit and public relations departments and other corporate and infrastructure costs. The Aftermarket Business was allocated $2,577,000 and $2,568,000 of these overhead costs related to Modine's shared functions for the nine month periods ended December 26, 2004 and 2003, respectively. These costs represent approximately 11.4% and 12.1%, respectively, of the total cost of these shared services in the nine month periods ended December 26, 2004 and 2003. The portions of the allocated costs that are reported as selling, general and administrative expenses are $2,357,000 and $2,370,000 for the nine month periods ended December 26, 2004 and 2003, respectively. The portions of the allocated costs that are reported as cost of sales are $220,000 and $198,000 for the nine month periods ended December 26, 2004 and 2003, respectively. These allocations were based on a variety of factors. The cost for information technology support is allocated based on the number of network computers used by the Aftermarket Business in relation to Modine's total network computers. The allocation of treasury costs is a combination of an estimated percentage of support staff time and bank service charges that are directly related to the Aftermarket Business activities. The allocation of legal costs is based on a combination of an estimated percentage of legal support staff time as well as direct charges for outside legal counsel that was solely related to the Aftermarket Business. All other allocations are based on an estimated percentage of support staff time related to the Aftermarket Business in comparison to Modine as a whole. Management believes that these allocations were made on a reasonable basis.

Modine retains much of the financial risk for insuring automobile, workers' compensation, property, general and employee group health claims. The Aftermarket Business is charged with the cost of actual claims reported and an estimate of claims incurred but not recorded. The Aftermarket Business was allocated $5,013,000 and $4,353,000 of these insurance costs for the nine month periods ended December 26, 2004 and 2003, respectively. Workers' compensation accruals include estimated settlements for known claims, as well as accruals of estimates, which are actuarially determined, of incurred but not reported claims. Liabilities related to employee group health claims have been allocated to the Aftermarket Business based on the number of the Aftermarket Business's employees participating in group insurance plans in relation to the total number of Modine employees participating in these plans. Liabilities related to insuring automobiles have been allocated to the Aftermarket Business based on the percentage of Aftermarket Business fleet vehicles in relation to total Modine fleet vehicles. Management believes that these allocations were made on a reasonable basis.

Stock-based compensation.    No options were granted or vested in either of the periods reported, and therefore, there are no pro forma adjustments to the net (loss) earnings as reported.

Accounting standards changes and new pronouncements.    In May 2004, the Financial Accounting Standards Board, or FASB, issued a Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". The Medicare Prescription Drug, Improvement and Modernization Act of 2003, (the Modernization Act) introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of post-retirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 superseded FSP 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which was issued in January 2004 and permitted a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Modernization Act. The Aftermarket Business elected the one-time deferral allowed under FSP 106-1 and as a result any measures of the accumulated post-retirement benefit obligation or net periodic post-retirement benefit cost were not previously reflected in the financial statements or the accompanying notes. FSP 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2, including those who are unable to determine whether benefits provided under its plan are actuarially equivalent to Medicare Part D. FSP 106-2 became effective and was adopted by the Aftermarket Business in the second quarter of fiscal 2005. Accordingly, the information required by FSP 106-2 is presented in Note 3 below.

In November 2004, the FASB issued a Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Aftermarket Business is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2007. The Aftermarket Business does not expect the adoption of this statement to have a material impact on the Aftermarket Business's financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29," which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Aftermarket Business is required to adopt SFAS No. 153 for nonmonetary asset exchanges occurring in the first quarter of fiscal 2007. The Aftermarket Business does not expect the adoption of this statement to have a material impact on the Aftermarket Business's financial condition or results of operations.

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Aftermarket Business is required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The Aftermarket Business is evaluating both the impact of SFAS No. 123(R) and the option pricing model it will use, and expects that it will record non-cash stock compensation expenses. If Modine continues to utilize the Black-Scholes pricing model it currently uses and continues its current stock option practices, it is estimated that additional annual expenses ranging from $50,000 to $150,000 could be allocated to the Aftermarket Business based on the number of Aftermarket Business employees being granted options. The Aftermarket Business does not expect the adoption of this statement to have a material impact on the Aftermarket Business's financial condition or cash flows.

On October 22, 2004, the American Jobs Creation Act of 2004, also known as the Jobs Creation Act, was signed into law. Among its provisions, the Jobs Creation Act provides for a one-time special dividends received deduction for certain qualifying dividends from controlled foreign corporations. The Aftermarket Business may elect to apply this provision to qualifying repatriations of foreign earnings in either the balance of fiscal 2005 or in fiscal 2006. Due to the complexity of the repatriation provision, the Aftermarket Business is still evaluating the effects of this provision on its repatriation planning and is awaiting the issuance of clarifying regulations before finalizing our evaluation. Accordingly, the Aftermarket Business has not determined what actions it might take in response to the Jobs Creation Act or the impact, if any, the Jobs Creation Act may have on the income tax provision.

In addition, the Jobs Creation Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Jobs Creation Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the tax return. The Aftermarket Business is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Jobs Creation Act, the first time the Aftermarket Business could claim the deduction would be in its fiscal 2006 year when it files its next tax return.

2.    Transactions with Related Parties

The Aftermarket Business conducts business with various affiliated companies that ultimately are under the control of Modine. Transactions with related parties consist of the purchase and sale of product for resale and the purchase of components used in manufacturing products for sale. Purchases of product from affiliated companies for resale were $8,322,000 and $18,542,000 for the nine month periods ended December 26, 2004 and 2003, respectively. The primary reason for the significant reduction in these purchases was the transfer in the fourth quarter of fiscal 2004 of aluminum radiator production of the Aftermarket Business from Modine's factory in Clinton, Tennessee to the Aftermarket Business's factory in Emporia, Kansas. Sales of product to affiliated companies for resale were $1,795,000 and $2,967,000 for the nine month periods ended December 26, 2004 and 2003, respectively. The Aftermarket Business purchases product from and sells product to affiliate companies at a markup over the Modine standard cost of these products. The statement of operations also includes royalty and interest expense paid from the Aftermarket Business to Modine and affiliated companies. Interest expense on debt with affiliates was zero and $252,000 for the nine month periods ended December 26, 2004 and 2003, respectively. All outstanding debt with affiliates was repaid in fiscal 2004 and therefore no interest expense to affiliates was recorded in the first nine months of fiscal 2005. Royalty expense paid to Modine was $115,000 and $398,000 for the nine month periods ended December 26, 2004 and 2003, respectively, and is recorded in cost of sales. Royalty expense represents costs paid by the foreign operations to Modine for licensing fees, associated with the use of certain patents and technology developed by Modine.

The amounts recorded in the financial statements as due from affiliate at December 26, 2004 and March 31, 2004 represent amounts that are receivables due to the MexPar and NRF entities from other Modine entities that are settled in cash on a periodic basis. The amounts recorded in the financial statements that are due to affiliates at December 26, 2004 and March 31, 2004 represent amounts that are payable from the MexPar and NRF entities to other Modine entities that are settled in cash on a periodic basis. The net liability from the Aftermarket Business to Modine is included in net investment by Parent in the financial statements at December 26, 2004 and March 31, 2004. The Aftermarket Business does not pay interest on advances from Modine.

3.    Pension and Other Post-Retirement Benefit Plans

Costs for the Aftermarket Business's foreign pension plans for the nine months ended December 26, 2004 and 2003 include the following components:

(dollars in thousands)	Pension Plans
For the nine months ended December 26	2004	2003
Service cost	$162	$173
Interest cost	232	262
Expected return on plan assets	(121)	(178)
Amortization of:
Unrecognized net loss	19	14
Unrecognized prior service cost	(12)	1
Unrecognized net obligation	—	21
Net periodic benefit cost	$280	$293

Certain employees of the Aftermarket Business are covered by Modine's defined-benefit and post-retirement plans. Liabilities and assets related to these domestic plans have not been allocated to the Aftermarket Business and will remain with Modine. Domestic pension expense (income) allocated to the Aftermarket Business for the nine month periods ended December 26, 2004 and 2003 was $115,000 and $(70,000), respectively. Post-retirement expense allocated for the nine month periods ended December 26, 2004 and 2003 was $111,000 and $96,000, respectively.

Certain of Modine's post-retirement benefit plans covering U.S. retirees currently provide certain prescription benefits to eligible participants. The Aftermarket Business's actuaries have determined that several of the prescription drug plans for retirees and their dependents provide a benefit that is at least actuarially equivalent to Medicare Part D under the Medicare Prescription Drug, Improvement and Modernization Act.

Modine adopted FSP 106-2 during the second quarter of fiscal 2005 and it had the effect of reducing its accumulated postretirement benefit cost obligation by $2.2 million. The amount allocated to the Aftermarket Business will result in an expense reduction to the Aftermarket Business of $10,000 in the net periodic benefit cost for the 2005 fiscal year. For the nine months ended December 26, 2004, the Aftermarket Business has recorded $7,000 of this expense reduction in interest cost and unrecognized net loss and gain in the accompanying unaudited combined financial statements.

On October 4, 2004, Modine announced that effective April 1, 2006, the Modine Salaried Employee Pension Plan, a defined benefit plan, is being modified so that no service performed after March 31, 2006 will be counted when calculating an employee's years of credited service under the pension plan formula. Modine recorded a curtailment charge of $434,000 in the third fiscal quarter to reflect this modification and allocated $24,000 of the charge to the Aftermarket Business in the third quarter.

4.    Income Taxes

Income tax benefits were realized in both of the nine month periods ended December 26, 2004 and 2003 and relate to the operating losses incurred in the U.S. during those periods. The effective tax rate for the nine months ended December 26, 2004 was 54.5% and included the effects of foreign tax rate differentials and certain non-deductible expenses. The effective rate for the nine months ended December 26, 2003 was 453.0% and also included the effects of foreign tax rate differentials as well as benefiting from a reduction in the deferred tax liability related to the unremitted earnings of MexPar.

5.    Inventory

The components of inventory are as follows:

(dollars in thousands)	December 26, 2004	March 31, 2004
Raw materials	$5,628	$5,993
Work in process	3,216	3,103
Finished goods	58,219	66,970
Total inventories	$67,063	$76,066

6.    Property, Plant, and Equipment

Property, plant and equipment are composed of:

(dollars in thousands)	December 26, 2004	March 31, 2004
Gross, property, plant and equipment	$98,044	$91,609
Less accumulated depreciation	(74,613)	(68,621)
Net property, plant and equipment	$23,431	$22,988

7.    Financial Instruments / Concentrations of Credit Risk

The Aftermarket Business invests excess cash in investment quality short-term liquid debt instruments. Such investments are made only in instruments issued by high quality institutions. Financial instruments that potentially subject the Aftermarket Business to significant concentrations of credit risk consist principally of accounts receivable. At December 26, 2004 and March 31, 2004 approximately 9.3% and 13.2%, respectively, of the Aftermarket Business's trade accounts receivables were from the Aftermarket Business's top ten individual customers. To reduce credit risk, the Aftermarket Business performs periodic credit evaluations of each customer and actively monitors its financial condition and developing business news. The Aftermarket Business does not generally require collateral or advanced payments from its customers, but may do so in those cases where a substantial credit risk is identified.

8.    Product Warranties, Guarantees, and Other Commitments

Product warranties.    Changes in the warranty liability for the nine months ended December 26 are as follows:

(dollars in thousands)	2004	2003
Balance at March 31, 2004 and 2003	$3,564	$3,722
Accruals for warranties issued in current year	2,727	3,193
Settlements made	(2,965)	(3,148)
Effect of exchange rate changes on the warranty liability	13	23
Balance at December 26, 2004 and 2003	$3,339	$3,790

Indemnification agreement.    In July 2002, the Aftermarket Business completed the sale of Modine of Canada, Ltd. As part of the sales agreement certain contractual guarantees and representations were made to the purchaser. As part of the sales agreement the Aftermarket Business provided an indemnification to the purchaser for any reassessment for income, corporate sales, excise or other tax in respect of which tax returns were filed before the closing date. No claims have occurred to-date related to any tax matters and any potential payment cannot be estimated at this time. Claims and damages presented by the purchaser must be greater than $50,000 but cannot exceed the purchase price. In general, the period of indemnification for warranties and representations made, is for two years except in the case of certain tax matters for which the indemnification shall survive until the reassessment period is closed.

Guarantees.    On October 27, 2004, Modine amended and restated its $150 million multi-currency revolving credit facility with Bank One (the agent bank) which was to expire in April 2005. The new facility extended the term for five years, expiring in October 2009, and increased the facility to $200 million, with an increase in a customary accordion feature from $50 million to $75 million in additional borrowing capability. Under the new terms the credit facility is secondarily secured by a guarantee from all domestic subsidiaries, including Modine Aftermarket Holdings, Inc. The same guarantee is in place for Modine's outstanding borrowing on the amended note purchase agreement dated September 29, 2000 with Prudential Insurance. These two facilities no longer require the pledge of 65% of the voting stock of certain material foreign subsidiaries and the stock pledge agreement by MexPar has been terminated. The outstanding amount of Modine's borrowing at December 26, 2004 through Bank One and Prudential Insurance, totaled $41.0 million and $67.7 million, respectively.

Other Commitments.    As of December 26, 2004, the Aftermarket Business had capital expenditure commitments of less than $50,000. The lower level of commitments, when compared to March 31, 2004, reflects the cleanup of open projects in anticipation of the pending spin off and merger.

9.    Contingencies and Litigation

Environmental.    The Aftermarket Business has recorded environmental cleanup and remediation expense accruals for the facility located in Mill, The Netherlands. These expenditures relate to facilities where past operations followed practices and procedures that were considered acceptable under then existing regulations, but will now require investigative and/or remedial work to ensure sufficient environmental protection. These accruals totaled $890,000 and $896,000 at December 26, 2004 and March 31, 2004, respectively, and are recorded in the unaudited combined balance sheet in "other noncurrent liabilities." The environmental accruals established by the Aftermarket Business do not reflect any possible insurance recoveries.

The United States Environmental Protection Agency, or USEPA, has designated the Aftermarket Business as a potentially responsible party (PRP) for remediation of a waste disposal site, Interstate Lead (Alabama), which the Aftermarket Business may have had direct or indirect involvement. This site is not owned by the Aftermarket Business and allegedly contains wastes attributable to past operations of Core Holdings which was acquired by the Aftermarket Business in 1998. On November 16, 1999, the Aftermarket Business was informed of a settlement offer for payment of $15,218. Modine expressed interest in the offer and requested copies of pertinent documentation in a letter to the PRP attorney dated November 30, 1999. The PRP attorney acknowledged the Aftermarket Business's request in a letter dated December 3, 1999 with a commitment to provide documentation and calculations for the aforementioned settlement amount. The Aftermarket Business has not received any subsequent communication from the attorney, the PRP group or from any governmental agencies since and, accordingly, no liability has been accrued at December 26, 2004.

Other litigation.    In the normal course of business, the Aftermarket Business is named as a defendant in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the USEPA, other governmental agencies and others in which claims, such as personal injury, property damage, or antitrust and trade regulation issues, are asserted against the Aftermarket Business. The Aftermarket Business is also subject to other liabilities such as product warranty claims, employee benefits, and various taxes that arise in the ordinary course of its business. Many of the pending damage claims and to a lesser degree, warranty claims are covered by insurance and when appropriate the Aftermarket Business accrues liabilities. While the outcomes of these matters, including those discussed above, are uncertain, the Aftermarket Business does not expect that any liabilities that may result from these matters is reasonably likely to have a material effect on the Aftermarket Business's liquidity, financial condition, or results of operations.

10.    Net Investment by Parent

Following is an analysis of the changes in net investment by Parent:

(dollars in thousands)
Balance, March 31, 2004	$102,666
Net (loss) income	(1,549)
Foreign currency translation	2,122
Cash dividend	(2,048)
Net cash transfer to Parent	(1,488)
Balance, December 26, 2004	$99,703

11.    Subsequent Events

On January 31, 2005, Modine entered into an Agreement and Plan of Merger (the "Merger Agreement"), a Contribution Agreement and an OEM Acquisition Agreement with Transpro, Inc. ("Transpro"). In accordance with the Contribution Agreement, Modine and certain of its subsidiaries that conduct its Aftermarket Business will contribute to Modine's wholly owned subsidiary, Modine Aftermarket Holdings, Inc. ("Aftermarket Holdings"), the assets used to conduct such business that are not already owned by Aftermarket Holdings. Subsequent to the contribution of those assets to Aftermarket Holdings, Modine will spin Aftermarket Holdings off to Modine's shareholders by distributing all of the outstanding shares of Aftermarket Holdings to the Modine shareholders on a pro rata basis. Pursuant to the Merger Agreement, Aftermarket Holdings will be merged with and into Transpro immediately following the spin off and the outstanding shares of Aftermarket Holdings will be converted into shares of Transpro's common stock. After the merger, Modine shareholders as of the record date for the spin off will beneficially own 52% of the common stock of the combined company on a fully diluted basis and will continue to hold their shares of Modine common stock.

In accordance with the OEM Acquisition Agreement, Modine acquired the heavy duty original equipment business conducted by Transpro. The purchase price of this business was $17 million.

Modine continues to conduct normal Aftermarket Business operations and, accordingly, the financial results presented reflect the business as held and in use until the date the spin off is completed. The merger, which is not subject to Modine shareholder approval, is subject to effectiveness of the Transpro registration statement to be filed with the Securities and Exchange Commission, Transpro shareholder approval and satisfaction of other customary closing conditions. On February 4, 2005, the U.S. Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for the merger. Closing on the Aftermarket Business spin off and merger is anticipated late in the second quarter or early in the third quarter of calendar 2005.

ANNEX A
Composite Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MODINE MANUFACTURING COMPANY,

MODINE AFTERMARKET HOLDINGS, INC.

AND

TRANSPRO, INC.

JANUARY 31, 2005,

AS AMENDED ON JUNE 16, 2005

TABLE OF CONTENTS

I.	DEFINITIONS	A-1
	1.1 Definitions	A-1
	1.2 Interpretation	A-7
II.	SPIN OFF, G&O MANUFACTURING STOCK SALE AND MERGER	A-8
	2.1 The Spin Off	A-8
	2.2 The OEM Stock Sale	A-8
	2.3 The Merger	A-8
	2.4 Certificate of Incorporation and Bylaws	A-9
	2.5 Directors	A-9
	2.6 Officers	A-9
	2.7 Name	A-9
	2.8 Tax Consequences	A-9
III.	CONVERSION OF SHARES AND OTHER MATTERS	A-9
	3.1 Conversion of Capital Stock	A-9
	3.2 Exchange of Certificates	A-10
	3.3 Appraisal Rights	A-11
	3.4 Environmental Matters	A-12
	3.5 Working Capital; Closing Financial Statements	A-15
IV.	REPRESENTATIONS AND WARRANTIES OF MODINE	A-16
	4.1 Due Organization, Good Standing and Corporate Power	A-16
	4.2 Authorization and Validity of Agreement	A-17
	4.3 Consents and Approvals; No Violations	A-17
	4.4 Information to be Supplied	A-17
	4.5 Capitalization of Modine and Newco	A-18
	4.6 Absence of Certain Events	A-18
	4.7 Litigation	A-19
	4.8 Title to Properties; Encumbrances	A-19
	4.9 Modine SEC Reports; Financial Statements	A-19
	4.10 No Undisclosed Liabilities	A-20
	4.11 Compliance with Law	A-20
	4.12 Insurance	A-21
	4.13 Regulatory Matters	A-21
	4.14 Broker's or Finder's Fee	A-21
	4.15 Taxes, Tax Returns, Tax Treatment	A-21
	4.16 Employee Benefit Matters	A-22
	4.17 Intellectual Property	A-23
	4.18 Environmental Liability	A-23

A-i

	4.19 Material Contracts	A-24
	4.20 Tangible Assets; Sufficiency of Assets; Employees	A-24
	4.21 Ownership of Transpro Common Stock	A-24
	4.22 Labor Relations	A-24
	4.23 Customers	A-24
	4.24 State Takeover Laws	A-25
	4.25 Vote Required	A-25
	4.26 Opinion of Modine Financial Advisor	A-25
	4.27 Transactions with Related Parties	A-25
V.	REPRESENTATIONS AND WARRANTIES OF TRANSPRO	A-25
	5.1 Due Organization, Good Standing and Corporate Power	A-25
	5.2 Authorization and Validity of Agreement	A-26
	5.3 Consents and Approvals; No Violations	A-26
	5.4 Information to be Supplied	A-26
	5.5 Capitalization of Transpro	A-26
	5.6 Absence of Certain Events	A-27
	5.7 Litigation	A-27
	5.8 Title to Properties; Encumbrances	A-27
	5.9 Transpro SEC Reports; Financial Statements	A-28
	5.10 No Undisclosed Liabilities	A-28
	5.11 Compliance with Law	A-29
	5.12 Insurance	A-29
	5.13 Regulatory Matters	A-29
	5.14 Broker's or Finder's Fee	A-29
	5.15 Taxes, Tax Returns, Tax Treatment	A-29
	5.16 Employee Benefit Matters	A-30
	5.17 Intellectual Property	A-31
	5.18 Environmental Liability	A-31
	5.19 Material Contracts	A-32
	5.20 State Takeover Laws	A-32
	5.21 Ownership of Modine Common Stock	A-32
	5.22 Labor Relations	A-32
	5.23 Customers	A-32
	5.24 Voting Requirements; Approval; Board Approval	A-32
	5.25 Opinion of Transpro Financial Advisor	A-33
VI.	COVENANTS	A-33
	6.1 Covenants of Transpro	A-33
	6.2 Covenants of Modine and Newco	A-35

A-ii

	6.3 Reports; SEC Reports; Interim Financial Information	A-37
	6.4 Control of Other Party's Business	A-38
	6.5 Efforts to Close; Antitrust Clearance	A-38
	6.6 Confidentiality	A-39
	6.7 Cooperation in Litigation	A-40
	6.8 Cooperation in Tax Matters	A-40
	6.9 Cooperation of Third Parties	A-40
	6.10 Additional Documents	A-40
	6.11 Access	A-40
	6.12 Public Announcements	A-41
	6.13 Working Capital; Total Cash	A-41
	6.14 Restrictions on Solicitation	A-43
	6.15 Transpro Stockholders Meeting	A-43
	6.16 Preparation of Proxy Statement; Form S-4	A-43
	6.17 Board Recommendation	A-44
	6.18 No Solicitation	A-44
	6.19 Notification of Certain Matters	A-46
	6.20 Listing	A-46
	6.21 Affiliates	A-46
	6.22 Consummation of the Spin Off and the OEM Stock Sale	A-46
	6.23 Covenant Not to Compete	A-46
	6.24 Standstill	A-48
	6.25 Fees and Expenses	A-49
	6.26 Section 16 Matters	A-50
	6.27 Takeover Statutes	A-50
	6.28 Accountant's Letters	A-50
	6.29 Intercompany Accounts	A-50
	6.30 Indemnification for Securities Law Matters	A-51
VII.	CONDITIONS TO THE MERGER	A-51
	7.1 Conditions to the Merger	A-51
	7.2 Conditions to the Obligation of Transpro	A-52
	7.3 Conditions to the Obligations of Modine and Newco	A-53
VIII.	TERMINATION AND ABANDONMENT	A-54
	8.1 Termination	A-54
	8.2 Effect of Termination	A-54
	8.3 Fees and Expenses	A-55
IX.	MISCELLANEOUS	A-55
	9.1 Nonsurvival of Representations, Warranties and Covenants	A-55

A-iii

9.2 Amendment and Modification	A-55
9.3 Waiver of Compliance	A-55
9.4 Notices	A-55
9.5 Third Party Beneficiaries	A-56
9.6 Successors and Assigns	A-56
9.7 Severability	A-56
9.8 Submission to Jurisdiction; Waivers	A-56
9.9 Specific Performance	A-57

A-iv

EXHIBITS

1.1A	Contribution Agreement
1.1B	Transpro Knowledge
1.1C	Modine Knowledge
1.1D	Aftermarket License Agreement
1.1E	OEM License Agreement
1.1F	OEM Acquisition Agreement
1.1G	Aftermarket Supply Agreement
1.1H	OEM Supply Agreement
1.1I	Aftermarket Transition Services Agreement
1.1J	OEM Transition Services Agreement
2.3(c)	Certificate of Merger
2.4A	Certificate of Incorporation
2.4B	Bylaws
2.5	Directors
3.1(d)	Conversion Percentage Example
6.3(c)	OEM Financial Statements Verification Procedures
6.21	Affiliate Letter
7.2(b)	Modine Bring-Down Representations and Warranties
7.2(g)	Transpro Consents
7.3(b)	Transpro Bring-Down Representations and Warranties
7.3(g)	Modine Consents
9.1	Surviving Covenants

SCHEDULES

Modine Disclosure Schedule

Transpro Disclosure Schedule

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 31, 2005, by and among Modine Manufacturing Company, a Wisconsin corporation ("Modine"), Modine Aftermarket Holdings, Inc., a North Carolina corporation and a wholly owned subsidiary of Modine ("Newco"), and Transpro, Inc., a Delaware corporation ("Transpro"), as amended on June 16, 2005.

RECITALS

1.    Modine is engaged in, among other things, the Aftermarket Business;

2.    Simultaneously with the execution and delivery of this Agreement, (a) Modine, Newco, Modine, Inc. and Transpro are entering into the Contribution Agreement, pursuant to which prior to the Effective Time but on the Closing Date Modine will transfer or cause to be transferred to Newco all of Modine's and its Subsidiaries' right, title and interest in and to the Aftermarket Assets and Newco will assume all of the Aftermarket Liabilities, and, pursuant to this Agreement, the Spin-Off Share Number of shares of Newco Common Stock will be distributed on a pro rata basis to Modine Shareholders on the Record Date (the "Spin Off") and (b) Modine and Transpro are entering into the OEM Acquisition Agreement, pursuant to which prior to the Effective Time Modine will purchase from Transpro, and Transpro will sell and deliver to Modine, all of the outstanding shares of capital stock of G&O Manufacturing (the "OEM Stock Sale");

3.    Each of the boards of directors of Modine, Newco and Transpro has approved and declared advisable the strategic business combination transactions contemplated by this Agreement in which immediately following the Spin Off, Newco will merge with and into Transpro, with Transpro being the surviving corporation (as such, the "Surviving Corporation"), all on the terms and subject to the conditions set forth in this Agreement (the "Merger"); and

4.    It is intended that, for federal income tax purposes, (i) the Contribution and Spin Off are tax-free to Modine and to the Modine Shareholders under Sections 355 and 368 and related provisions of the Code and (ii) the Merger qualifies as a tax-free reorganization described in Section 368 and related provisions of the Code, and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 and related provisions of the Code.

Accordingly, the parties agree as follows:

I. DEFINITIONS

1.1    Definitions.    (a) In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms have the meanings specified below when used in this Agreement with initial capital letters:

"Action" means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

"Affiliate" means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

"Aftermarket Material Adverse Effect" means a material adverse effect on (i) the business, financial condition or results of operations of the Aftermarket Business taken as a whole or (ii) the ability of Modine or Newco to consummate the Merger or to perform their respective obligations under this Agreement and the Ancillary Agreements on a timely basis or to consummate the other Transactions on a timely basis.

"Ancillary Agreements" means the Contribution Agreement, the OEM Acquisition Agreement, the Transition Services Agreements, the License Agreements and the Supply Agreements, including, as to each, any other agreements required by the terms thereof.

"Ancillary Commercial Agreements" means the Transition Services Agreements, the License Agreements and the Supply Agreements.

"Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

"Authorization" means any legally required consent, authorization, approval, order, license, certificate or Permit of or from, or declaration or filing with, any Governmental Entity, including any legally required filing with any Governmental Entity and the subsequent expiration of any legally required waiting period under any Antitrust Laws.

"Basic Deal Costs" means all filing fees paid under Antitrust Laws or in connection with the filing, printing and mailing of the Form S-4, the Proxy Statement or any other document filed with the SEC in connection with the Transactions.

"Business Day" means any day on which commercial banks in New York, New York are not required or authorized to be closed by Law or executive order.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

"Code" means the Internal Revenue Code of 1986, as amended.

"Confidentiality Agreement" means the confidentiality agreement previously entered into by Modine and Transpro dated as of November 11, 2003, as the same may be amended from time to time in accordance with its terms.

"Contract" means any note, bond, mortgage, indenture, license, franchise, permit, agreement, contract, commitment, understanding, lease, franchise agreement or other legally binding instrument or legal obligation of any kind, whether written or oral.

"Contribution Agreement" means the Contribution Agreement between Newco, Modine, Modine, Inc. and Transpro attached as Exhibit 1.1A, as the same may be amended from time to time in accordance with its terms.

"DGCL" means the Delaware General Corporation Law.

"Encumbrance" means, with respect to any property or asset, any lien, security interest, pledge, mortgage, deed of trust, charge, option or other encumbrance in respect of such property or asset.

"Environment" means any land, soil, substrata, groundwater, surface water, drinking water, sediment, air, or terrestrial or aquatic biota.

"Environmental Laws" means all Laws (including CERCLA) in effect on and after the date hereof relating to the protection of the Environment, including Laws relating to Environmental Releases or threatened Environmental Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

"Environmental Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, sewer system, groundwater or land.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Expenses" means all out-of-pocket third party costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party to this Agreement or any Ancillary Agreement, but excluding costs and expenses incurred by (i) Modine or its Affiliates in connection with the preparation of the Aftermarket Audited Financial Statements and (ii) Newco in connection with the relocation of Aftermarket Assets referred to in Section 6.25(e) other than pre-Closing rent paid with respect to the new location for such Aftermarket Assets) incurred by a party to this Agreement or any Ancillary Agreement or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the Transactions, excluding Basic Deal Costs and all costs and expenses that constitute ongoing business expenses (as opposed to Transaction-related expenses) of such party.

"G&O Manufacturing" means G&O Manufacturing Company, Inc., a Delaware corporation and wholly owned subsidiary of Transpro.

"GAAP" means generally accepted accounting principles, applied consistently period to period, as in effect in the United States.

"Governmental Entity" means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board or bureau or body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state, provincial or local.

"Hazardous Materials" means any material, substance, chemical, waste, hazardous waste, pollutant, contaminant or hazardous or toxic substance as to which liabilities, restrictions or standards of conduct are imposed pursuant to any Environmental Laws, including asbestos, formaldehyde, polychlorinated biphenyls, lead based paint, radioactive materials, waste oil and other petroleum products.

"Intercompany Accounts" means any balances owed between any of the Contributors or any of their controlled Affiliates, on the one hand, and Newco or any Subsidiary of Newco, on the other hand.

"Inventory" means all spare parts, raw materials, finished products, goods-in-process and supplies that are used principally in the Aftermarket Business or are of a character that would be shown as inventory on a balance sheet of the Aftermarket Business prepared applying the same accounting principles and policies used in preparing the Aftermarket Audited Financial Statements, wherever situated, including all items located on or in transit to or from the real property of the Aftermarket Business or a facility that is owned or leased by Newco.

"IRS" means the Internal Revenue Service.

"IRS Private Letter Ruling" means the letter dated November 16, 2004 from Michael J. Wilder, Senior Technician Reviewer in the Office of Associate Chief Counsel of the IRS, to Bradley C. Richardson, Vice President, Finance and CFO of Modine (the "Original Letter Ruling"), the original request for such letter ruling and all related documentation submitted to the IRS in connection with such request, and the supplemental letter ruling issued by the IRS and any documentation submitted in connection with the request for such supplemental letter ruling (the "Supplemental Ruling").

"Knowledge" (and any variation thereof) means (i) in the case of Transpro, the actual knowledge after due inquiry of the individuals listed on Exhibit 1.1B as of the date of the applicable representation or warranty and (ii) in the case of Modine, the actual knowledge after due inquiry of the individuals listed on Exhibit 1.1C as of the date of the applicable representation or warranty.

"Law" means any statute, law, ordinance, rule or regulation of any Governmental Entity.

"License Agreements" means, collectively, the Aftermarket License Agreement between Newco and Modine (the "Aftermarket License Agreement") and the OEM License Agreement between G&O Manufacturing, Modine and Transpro (the "OEM License Agreement"), in the forms attached as Exhibit 1.1D and Exhibit 1.1E, respectively.

"Modine Companies" means the Subsidiaries of Modine, including Newco and its Subsidiaries, that are engaged in the Aftermarket Business.

"Modine Shareholders" means the holders of record of Modine Common Stock.

"NCBCA" means the North Carolina Business Corporation Act.

"OEM Acquisition Agreement" means the Stock Purchase Agreement between Transpro and Modine attached as Exhibit 1.1F, as the same may be amended from time to time in accordance with its terms.

"OEM Business" means the business conducted by G&O Manufacturing involving the design, manufacture and sale of radiators, radiator cores, charge air coolers, charge air cooler cores, engine cooling systems and related products to original equipment manufacturers.

"Order" means any order, judgment, decree, writ, permit, license or other requirement of any Governmental Entity.

"Permits" means all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from Governmental Entities.

"Person" means any individual or legal entity, including any Governmental Entity.

"Record Date" means the date with respect to which Modine Shareholders of record on such date will receive Newco Common Stock in the Spin Off.

"Remedial Action" means all action to (i) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment, (ii) restore or reclaim the Environment or natural resources, (iii) prevent the Environmental Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment, or (iv) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring on, about or in any real property.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Spin-Off Share Number" means the number of shares of Newco Common Stock to be distributed in the Spin Off that equals the number of shares of Modine Common Stock issued and outstanding on the Record Date.

"Subsidiary" of any Person means any Person whose financial condition and results of operations are required to be consolidated with those of the first Person in preparing financial statements in accordance with GAAP.

"Supply Agreements" means, collectively, the Aftermarket Supply Agreement between Newco and Modine and the OEM Supply Agreement between G&O Manufacturing, Modine and Transpro, in the forms attached as Exhibit 1.1G and Exhibit 1.1H, respectively.

"Surviving Corporation Common Stock" means the common stock, $0.01 par value per share, authorized for issuance by the Surviving Corporation pursuant to the Certificate of Incorporation.

"Tax" means (i) any federal, state, local or foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, or other tax, charge, levy or like assessment imposed by a Government Entity together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

"Tax Return" means a report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Governmental Entity with respect to any Tax, including an information return, claim for refund, amended return or declaration of estimated Tax.

"Territory" means North America, South America, and Western, Central and Eastern Europe.

"Total Cash" means the amount of unrestricted cash included in the Aftermarket Assets as of immediately prior to the Closing.

"Transactions" means the transactions contemplated by this Agreement and the Ancillary Agreements.

"Transition Services Agreements" means, collectively, the Aftermarket Transition Services Agreement between Newco and Modine and the OEM Transition Services Agreement between G&O Manufacturing, Modine and Transpro, in the forms attached hereto as Exhibit 1.1I and Exhibit 1.1J, respectively.

"Transpro A/C Business" means Transpro's air conditioning compressor, condenser, accumulator, evaporator and parts and supply businesses.

"Transpro Material Adverse Effect" means a material adverse effect on (i) the business, financial condition or results of operations of Transpro and its Subsidiaries taken as a whole or (ii) the ability of Transpro to consummate the Merger or to perform its obligations under this Agreement and the Ancillary Agreements on a timely basis or to consummate the other Transactions on a timely basis.

"Transpro Stockholders" means the holders of record of Transpro Common Stock.

"Working Capital" means, with respect to the Aftermarket Business, total current assets included in the Aftermarket Assets less total current liabilities included in the Aftermarket Liabilities, based on a balance sheet prepared applying the same accounting principles and policies used in preparing the Aftermarket Audited Financial Statements, and excluding for all purposes of this definition all Intercompany Accounts.

"WBCL" means the Wisconsin Business Corporation Law.

  (b)    The following terms have the meanings specified in the indicated Sections or in the Contribution Agreement:

Term	Section/Contribution Agreement
13D Person	8.3(a)
Additional Environmental Diligence	6.11(b)
Aftermarket Assets	Contribution Agreement
Aftermarket Audited Financial Statements	4.9(b)
Aftermarket Balance Sheet	4.9(b)
Aftermarket Business	Contribution Agreement
Aftermarket Employees	Contribution Agreement
Aftermarket Financial Statements	4.9(b)
Aftermarket Intellectual Property	4.17
Aftermarket Interim Financial Statements	4.9(b)
Aftermarket Liabilities	Contribution Agreement
Aftermarket License Agreement	"License Agreements"
Aftermarket Real Property	Contribution Agreement
Agreement	Preamble
AMEX Stock Issuance	5.24(a)
Bylaws	2.4
Certificate of Incorporation	2.4
Certificate of Merger	2.3(c)
Charter Amendment	5.24(a)
Closing	2.3(b)
Closing Date	2.3(b)
Closing Financial Statements	3.5(a)
Confidentiality Expiration Date	6.6(d)
Contribution	Contribution Agreement
Contributors	Contribution Agreement
Conversion Percentage	3.1(d)
Damages	Contribution Agreement
Deliverables	3.5(a)
Disclosing Party	6.6(b)(i)
Dissenting Shares	3.3
Divestiture	6.5(d)
Effective Time	2.3(c)

Term	Section/Contribution Agreement
Environmental Damages	3.4(b)
Environmental Expert	3.4(l)
Estimated Closing Cash	3.5(a)
Exchange Agent	3.2(a)
Exchange Fund	3.2(b)
Excluded Assets	Contribution Agreement
Excluded Liabilities	Contribution Agreement
Exempt Restricted Person	6.23(a)(iii)
Final Section 6.13 Amount	6.13(e)
Form S-4	4.3
Fractional Share Amount	3.2(d)
GUST	4.16(d)
HSR Act	4.3
indemnified party	6.30(b)
indemnifying party	6.30(b)
Independent Accountants	6.13(c)
Information	6.6(a)
Initial Inventory Count Date	3.5(a)
Jackson Facility	6.11(b)
Jackson Remedial Action	3.4(a)(i)
Licensed Marks	Aftermarket License Agreement
Line of Credit	6.25(c)
Losses	6.30(a)
Main Inventory Sites	3.5(b)
Measurement Date	4.5(a)
Merger	Recitals
MexPar	Contribution Agreement
Modine	Preamble
Modine Benefit Plans	4.16(b)
Modine Board Recommendation	4.25
Modine Common Stock	4.5(a)
Modine Competing Transaction	6.18(c)
Modine Disclosure Schedule	Article IV
Modine Equity Interests	4.5(a)
Modine ERISA Affiliate	4.16(b)
Modine Options	4.5(a)
Modine Preferred Stock	4.5(a)
Modine SEC Reports	4.9(a)
Modine Voting Securities	6.24(c)
Netherlands Facility	6.11(b)
Netherlands Remedial Action	3.4(a)(ii)
Newco	Preamble
Newco Common Stock	4.5(b)
Newco Equity Interests	4.5(b)
Newco Shareholders	2.1
NRF	Contribution Agreement
Objecting Party	6.13(b)
OEM Closing	2.2
OEM License Agreement	"License Agreements"

Term	Section/Contribution Agreement
OEM Stock Sale	Recitals
Offer	6.23(b)
Original Letter Ruling	"IRS Private Letter Ruling"
Other Inventory Schedule	3.5(b)
Other Sites	3.5(b)
Overage	6.13(a)
Overage Notice	6.13(a)
Proxy Statement	4.3
Receiving Party	6.6(b)
Restricted Business	6.23(a)
RVL	6.23(a)(ii)
RVL Cap	6.23(a)(iv)
Settlement	6.5(d)
Shortfall	6.13(a)
Shortfall/Damages Amount	6.13(a)
Shortfall/Damages Notice	6.13(a)
SOX	4.11(a)
Spin Off	Recitals
Spin Off Stock Certificate	2.1
Standstill Period	6.24(b)
Superior Modine Proposal	6.18(h)
Superior Transpro Proposal	6.18(f)
Supplemental Ruling	"IRS Private Letter Ruling"
Surviving Corporation	Recitals
Surviving Corporation Securities	6.24(b)
Termination Fee	8.3(a)
Transpro	Preamble
Transpro Benefit Plans	5.16(a)
Transpro Board Recommendation	5.24(b)
Transpro Common Stock	5.5(a)
Transpro Competing Transaction	6.18(b)
Transpro Disclosure Schedule	Article V
Transpro Equity Interests	5.5(a)
Transpro ERISA Affiliate	5.16(a)
Transpro Intellectual Property	5.17
Transpro Options	5.5(a)
Transpro Preferred Stock	5.5(a)
Transpro Rights Agreement	5.5(a)
Transpro SEC Reports	5.9(a)
Transpro Series A Preferred Stock	5.5(a)
Transpro Series B Preferred Stock	5.5(a)
Transpro Stockholder Approval	5.24(a)
Transpro Stockholders Meeting	6.15
Transpro Voting Securities	6.24(a)
Verification Date	6.13(a)
Working Capital Schedule	3.5(a)

1.2    Interpretation.    (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. The Modine Disclosure Schedule and the Transpro Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item therein as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have an Aftermarket Material Adverse Effect or a Transpro Material Adverse Effect, as the case may be.

  (b)    The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

  (c)    This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

  (d)    This Agreement (including the documents and the instruments referred to in this Agreement) and the Ancillary Agreements, together with the Confidentiality Agreement, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

  (e)    This Agreement will be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles; provided, however, that the Merger will also be governed by the applicable provisions of the NCBCA.

II. SPIN OFF, G&O MANUFACTURING STOCK SALE AND MERGER

2.1    The Spin Off.    Prior to the Effective Time but on the Closing Date, Modine will effect the Spin Off by consummating the transactions contemplated by the Contribution Agreement and delivering, or causing to be delivered, to Modine's transfer agent a certificate (the "Spin Off Stock Certificate") representing the Spin-Off Share Number of shares of Newco Common Stock. Until the Effective Time, Modine's transfer agent will hold the shares of Newco Common Stock represented by the Spin Off Stock Certificate as nominee on behalf of and for the benefit of the Modine Shareholders as of the Record Date (in such capacity, the "Newco Shareholders"). Until the Effective Time, the shares of Newco Common Stock represented by the Spin Off Stock Certificate are not transferable and Modine's transfer agent may not deliver any shares of Newco Common Stock represented by the Spin Off Stock Certificate to any Newco Shareholder.

2.2    The OEM Stock Sale. Prior to the Effective Time and either on the Closing Date or on such earlier date as the parties designate in writing, Modine and Transpro will effect the OEM Stock Sale by consummating the transactions contemplated by the OEM Acquisition Agreement (the "OEM Closing").

2.3    The Merger. (a) On the terms and subject to the conditions of this Agreement and in accordance with the provisions of the DGCL and the NCBCA, at the Effective Time Newco will merge with and into Transpro. Following the Merger, Transpro will continue as the Surviving Corporation and the separate corporate existence of Newco will cease.

  (b)    On the terms and subject to the conditions of this Agreement, the closing of the Spin Off and the Merger (the "Closing") will take place at the offices of Jones Day, 222 East 41st Street, New York,

New York, at 10:00 a.m., New York City time, as soon as practicable, but in no event later than the third Business Day, following satisfaction or waiver of the conditions set forth in Article VII hereof (other than those conditions, including the Spin Off, that by their nature or pursuant to the terms of this Agreement are to be satisfied or waived at the Closing), or at such other date, time or place as Modine and Transpro may agree. The date on which the Closing occurs is referred to as the "Closing Date."

  (c)    The Merger will become effective as set forth in the certificate of merger and articles of merger relating thereto substantially in the forms attached as Exhibit 2.3(c) (collectively, the "Certificate of Merger") that will be filed on the Closing Date with the Secretaries of State of the States of Delaware and North Carolina in accordance with Section 251 of the DGCL and Section 55-11-05 of the NCBCA. The time that the Merger becomes effective in accordance with Section 251 of the DGCL and Section 55-11-05 of the NCBCA, which will be after the consummation of the Spin Off and the OEM Stock Sale, is referred to in this Agreement as the "Effective Time."

  (d)    The Merger will have the effects set forth in the DGCL and the NCBCA. Without limiting the generality or effect of the foregoing, as of the Effective Time, all properties, rights, privileges, powers and franchises of Newco and Transpro will vest in the Surviving Corporation and all debts, liabilities and duties of Newco and Transpro will become debts, liabilities and duties of the Surviving Corporation.

  (e)    If the Closing occurs, and if permitted by applicable Law, for tax, accounting and other computational purposes the Spin Off will be deemed to have been completed immediately prior to the Merger, and the Spin Off and the Merger will be deemed to have occurred as of 11:59 PM on the Closing Date. If the OEM Stock Sale is consummated on the Closing Date, and if permitted by applicable Law, for tax, accounting and other computational purposes the OEM Stock Sale will be deemed to have been completed immediately prior to the Merger and will be deemed to have occurred as of 11:59 PM on the Closing Date. If the OEM Stock Sale is consummated on a date prior to the Closing Date, it will be deemed to have been completed, for tax, accounting and other computational purposes, at such time as to which the parties agree in writing, provided it is permitted by applicable Law.

2.4    Certificate of Incorporation and Bylaws. The certificate of incorporation ("Certificate of Incorporation") and bylaws ("Bylaws") of the Surviving Corporation as of the Effective Time will be in the forms attached as Exhibit 2.4A and Exhibit 2.4B, respectively.

2.5    Directors. At the Effective Time, until duly changed in compliance with the Certificate of Incorporation, the Bylaws and applicable Law, the board of directors of the Surviving Corporation will consist of ten individuals as set forth on or designated pursuant to Exhibit 2.5.

2.6    Officers. At the Effective Time, the officers of Transpro will be the initial officers of the Surviving Corporation, such officers to hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

2.7    Name. The name of the Surviving Corporation will be selected by Transpro prior to the Closing after consultation with Modine with respect thereto. In the event that, prior to the Closing, Transpro has not selected the name of the Surviving Corporation as provided in the preceding sentence, then Transpro will, at its sole cost and expense, convene a special meeting of its stockholders in accordance with the DGCL by June 30, 2005 to approve an amendment to the certificate of incorporation of the Surviving Corporation to change its name. The name of the Surviving Corporation, whether selected by Transpro as provided in the first sentence of this Section 2.7 or approved at a special meeting as provided in the immediately preceding sentence, will not be "Transpro" and will not include the word "Modine" or any derivative of "Modine" or be confusingly similar to "Modine."

2.8    Tax Consequences. It is intended that, for federal income tax purposes (i) the Contribution and Spin Off are tax-free to Modine and to the Modine Shareholders under Sections 355 and 368 and related provisions of the Code and (ii) the Merger qualifies as a tax-free reorganization described in Section 368 and related provisions of the Code, and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 and related provisions of the Code.

III. CONVERSION OF SHARES AND OTHER MATTERS

3.1    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Newco, Transpro or the holders of the following securities:

  (a)    Each share of Newco Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Newco Common Stock to be cancelled pursuant to Section 3.1(b)) will be converted into and become the right to receive a fraction of a share of Surviving Corporation Common Stock equal to the Conversion Percentage, calculated as set forth in Section 3.1(d). Following the Effective Time, all shares of Newco Common Stock will no longer be outstanding and will automatically be cancelled and retired and cease to exist.

  (b)    Each share of Newco Common Stock owned by Transpro, Modine or any direct or indirect wholly owned Subsidiary of Transpro or Modine (other than, in any such case, trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) immediately prior to the Effective Time will be cancelled and extinguished without any conversion thereof and no payment will be made with respect thereto.

  (c)    Each share of Transpro Common Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding following the Effective Time. Each share of Transpro Series B Preferred Stock and each right to acquire Transpro Common Stock upon exercise of any option, conversion or other right outstanding as of the Effective Time will remain outstanding as of and after the Effective Time in accordance with their terms.

  (d)    For purposes of this Agreement, the "Conversion Percentage" will equal a fraction, (i) the numerator of which is equal to the product obtained by multiplying (A) 0.52 by the (B) the quotient of (1) the total number of shares of Transpro Common Stock outstanding as of the close of business on the Closing Date on a fully diluted basis (assuming the conversion or exercise of all Transpro Equity Interests outstanding on such date without regard to vesting requirements and, in the case of Transpro Equity Interests that are Transpro Options, calculated using the treasury method in accordance with GAAP, and in the case of Transpro Equity Interests that are shares of Transpro Preferred Stock, calculated on an as-converted basis using the closing share price of the Transpro Common Stock on the Closing Date as the "current market value" for purposes thereof), and (2) 0.48, and (ii) the denominator of which is equal to the Spin-Off Share Number. For the avoidance of doubt, an example of the calculation is attached as Exhibit 3.1(d).

3.2    Exchange of Certificates. (a) Prior to the Closing, Transpro's transfer agent will be designated to act as exchange agent (the "Exchange Agent") for the purpose of exchanging the Spin Off Stock Certificate for certificates representing that number of shares of Surviving Corporation Common Stock that are to be issued pursuant to Section 3.1(a). The costs and expenses of the Exchange Agent will be borne as provided in Section 6.25.

  (b)    As soon as practicable, but in any event no later than five Business Days following the Effective Time, the Surviving Corporation will deposit with the Exchange Agent, as nominee for the benefit of the Newco Shareholders, certificates representing the shares of Surviving Corporation Common Stock (such shares of Surviving Corporation Common Stock, together with cash for the payment of any dividends or distributions with respect thereto and the Fractional Share Amount, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 3.1(a).

  (c)    As soon as practicable, but in any event no later than ten calendar days following the Effective Time, the Exchange Agent will distribute to each Newco Shareholder (other than holders of shares of Newco Common Stock that are cancelled pursuant to Section 3.1(b)) (i) certificates representing the whole number of shares of Surviving Corporation Common Stock into which such Person's shares of Newco Common Stock have been converted in accordance with Section 3.1(a), (ii) the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable with respect to such shares of Surviving Corporation Common Stock, and (iii) the portion of the Fractional Share Amount which such Newco Shareholder has the right to receive pursuant to the provisions of Section 3.2(d), and the Spin Off Stock Certificate will forthwith be cancelled. In no event will any Newco Shareholder be entitled to receive interest on any funds to be received in the Merger. From and after the Effective Time, the interest of each Newco Shareholder immediately prior to the Merger in the Spin Off Stock Certificate will be limited to the right to receive the shares, dividends or other distributions, if any, and portion of the Fractional Share Amount described above.

  (d)    Each Newco Shareholder who otherwise would have been entitled to a fraction of a share of Surviving Corporation Common Stock upon conversion of such Person's shares of Newco Common Stock pursuant to Section 3.1(a) (after aggregating all of such Person's shares of Newco Common Stock immediately prior to the Effective Time) will receive from the Exchange Agent a cash payment in lieu of such fractional share of Surviving Corporation Common Stock. The cash payment will be the amount whereby the Exchange Agent will receive a number of whole shares that represent the fractional shares, sell such shares and distribute the proceeds (net of related sales commissions and other expenses) to the Newco Shareholders who would otherwise have been entitled to a fraction of a share of Surviving Corporation Common Stock (such aggregate amount, the "Fractional Share Amount"), pro rata based on the fraction of a share to which each such Newco Shareholder would otherwise have been entitled.

  (e)    All shares of Surviving Corporation Common Stock issued upon conversion of shares of Newco Common Stock in accordance with the terms hereof will be deemed to have been issued at the Effective Time in full satisfaction of all rights pertaining to such shares of Newco Common Stock.

  (f)    If any certificate representing shares of Surviving Corporation Common Stock is to be issued in a name other than the name of the Newco Shareholder entitled to such shares of Surviving Corporation Common Stock, it will be a condition to the issuance thereof that appropriate transfer documentation be presented to the Exchange Agent and that the Person requesting such issuance pay to the Exchange Agent in advance any transfer or other Taxes required by reason of such issuance or for any other reason, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

  (g)    The Surviving Corporation will be entitled to deduct and withhold from the shares of Surviving Corporation Common Stock any dividends or distributions thereon or otherwise payable hereunder to any Newco Shareholder and any portion of the Fractional Share Amount such amounts as it is required to deduct and withhold with respect to the making of such payment under any provisions of Federal, state, local or foreign income tax Law. To the extent that the Surviving Corporation so withholds those amounts, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Newco Shareholder in respect of the shares for which such deduction and withholding was made by the Surviving Corporation.

  (h)    Any portion of the Exchange Fund that remains unclaimed by Newco Shareholders for 12 months after the Effective Time will be delivered to the Surviving Corporation, and any such Newco Shareholders who have not theretofore complied with this Section 3.2 will thereafter look only to the Surviving Corporation for payment of the shares of Surviving Corporation Common Stock, any portion of the Fractional Share Amount and any unpaid dividends or distributions thereon deliverable in respect of each share of Newco Common Stock, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by Newco Shareholders that would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Laws, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

  (i)    None of the Surviving Corporation, Transpro, Modine, Modine's transfer agent, the Exchange Agent or any other Person will be liable to any Newco Shareholder for any shares of Surviving Corporation Common Stock, any dividend or other distribution with respect thereto or any portion of the Fractional Share Amount delivered in good faith to a Governmental Entity pursuant to applicable abandoned property, escheat or similar applicable Laws.

  (j)    The Exchange Agent will invest any cash included in the Exchange Fund as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments will be paid to the Surviving Corporation promptly upon request by the Surviving Corporation.

3.3    Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, holders of shares of Transpro Series B Preferred Stock that are outstanding immediately prior to the Effective Time who demand properly in writing appraisal for such shares of Transpro Series B Preferred Stock in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") will be entitled to receive payment of the appraised value of the Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all holders of Dissenting

Shares held by holders who fail to perfect or who effectively withdraw or lose their rights to appraisal of such Dissenting Shares under such Section 262 will thereupon be deemed to have forfeited their right to appraisal with respect to such Dissenting Shares.

3.4    Environmental Matters. (a) Notwithstanding the transactions contemplated by the OEM Acquisition Agreement, Transpro agrees to retain liability for all Jackson Remedial Action and the matter disclosed in item 3 of Section 5.7 of the Transpro Disclosure Schedule. Notwithstanding the transactions contemplated by this Agreement, Modine agrees to retain liability for all Netherlands Remedial Action and the matter disclosed in item 4 of Section 4.18 of the Modine Disclosure Schedule. The parties' retention of liabilities pursuant to this Section 3.4(a) relates only to the Jackson Facility, the Netherlands Facility and the matters described in such Disclosure Schedule Sections, as applicable, and not to any other properties or operations of the OEM Business or the Aftermarket Business.

  (i)    For purposes hereof, "Jackson Remedial Action" means any Remedial Action required to be taken at the Jackson Facility in order for the Jackson Facility to achieve compliance (as evidenced by a closure letter or similar documentation issued by the applicable Governmental Entity) with all applicable Environmental Laws, including, if and to the extent necessary to achieve compliance with all applicable Environmental Laws (including as required as a result of buildings closing or being demolished), soil sampling, groundwater sampling and monitoring and soil and groundwater remediation of any contamination adjacent to the North Material Storage Area of the Jackson Facility, whether on-site or off-site; provided, however, that "Jackson Remedial Action" will not include remediation of environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the OEM Closing, except for environmental conditions caused or created by acts of Transpro, anyone directly or indirectly employed by it or anyone for whose acts any of the foregoing may be liable. For purposes of clarity, the parties will distinguish between the costs, expenses and actions attributable to remediation and the costs, expenses and actions not attributable to remediation (including those related to ongoing operations), and "Jackson Remedial Action" will only encompass those costs, expenses and actions attributable to remediation.

  (ii)    For purposes hereof, "Netherlands Remedial Action" means any Remedial Action required to be taken at the Netherlands Facility in order for the Netherlands Facility to achieve compliance (as evidenced by a closure letter or similar documentation issued by the applicable Governmental Entity) with all applicable Environmental Laws, including, if and to the extent necessary to achieve compliance with all applicable Environmental Laws, delineation and remediation of any soil contamination caused, occurring or existing prior to the Closing around the compressor area or under or around buildings (including as required as a result of buildings closing or being demolished), the operation, maintenance, optimization and expansion of the current groundwater extraction system to the extent such actions are required for remediation purposes, the delineation and remediation of off-site groundwater contamination and the operation of the current wastewater collection and treatment systems and the design, construction and operation of any expansions or upgrades to those systems necessitated by the extraction of contaminated groundwater for remediation purposes; provided, however, that "Netherlands Remedial Action" will not include remediation of environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the Closing, except for environmental conditions caused or created by acts of Modine, anyone directly or indirectly employed by it or anyone for whose acts any of the foregoing may be liable. For purposes of clarity, the parties will distinguish between the costs, expenses and actions attributable to remediation and the costs, expenses and actions not attributable to remediation (including those related to ongoing operations), and "Netherlands Remedial Action" will only encompass those costs, expenses and actions attributable to remediation.

  (b)    As soon as practicable following the OEM Closing (with respect to known Jackson Remedial Action) and as soon as practicable following discovery of the necessity of any future Jackson Remedial Action, Transpro will diligently perform and pay all costs and expenses of or associated with such Jackson Remedial Action to the extent the underlying failure to comply with applicable Environmental Laws is not related to environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the OEM Closing (except to the extent caused or created by acts of Transpro, anyone directly or indirectly employed by it or anyone for whose acts any of the foregoing may be liable). In addition to the foregoing, and subject to this Section 3.4(b), Transpro will indemnify and hold Modine, its Affiliates and each of their respective officers, directors, agents and representatives and each of the successors and assigns of any of the foregoing harmless from and against and will promptly defend such parties from and reimburse such parties for any and all losses, costs, expenses, liabilities, obligations, penalties and claims of any kind (including reasonable attorneys' fees and other costs and expenses) ("Environmental Damages") which such parties may suffer or incur or become subject to as a result of or in connection with any claim by a third party (including a Governmental Entity) that relates to (i) the failure of the Jackson Facility to comply with applicable Environmental Laws, (ii) any Jackson Remedial Action, (iii) any personal exposure or injury (including wrongful death) or property damage (real or personal) arising out of such failure to comply with applicable Environmental Laws, including any damage arising out of any Jackson Remedial Action, and (iv) any lawsuit brought or threatened, settlement reached or Order relating to such failure to comply with applicable Environmental Laws or any Jackson Remedial Action; provided, however, that Transpro will not be liable to Modine or any other indemnified party under this Section 3.4(b) for Environmental Damages arising out of or in connection with any environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the OEM Closing, except for environmental conditions to the extent the same are created or caused by acts of Transpro, anyone directly or indirectly employed by it or anyone for whose acts any of the foregoing may be liable. Transpro's liability to Modine pursuant to this Section 3.4 will be binding on Transpro regardless of whether the environmental conditions described in clauses (i)-(iv) of the immediately preceding sentence resulted from Transpro or any other party or circumstance (whether on the Jackson Facility or off) which occurred or existed on or prior to the OEM Closing. In addition, Transpro's liability hereunder and Modine's obligation to provide notice under Section 6.30(b) will arise upon the earlier to occur of each condition set forth in such clauses (i)-(iv) and each institution of any claim with respect to such a condition, and not upon the realization of Environmental Damages.

  (c)    As soon as practicable following the Closing (with respect to known Netherlands Remedial Action) and as soon as practicable following discovery of the necessity of any future Netherlands Remedial Action, Modine will diligently perform and pay all costs and expenses of or associated with such Netherlands Remedial Action to the extent the underlying failure to comply with applicable Environmental Laws is not related to environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the Closing (except to the extent caused or created by acts of Modine, anyone directly or indirectly employed by it or anyone for whose acts any of the foregoing may be liable). In addition to the foregoing, and subject to this Section 3.4(c), Modine will indemnify and hold Transpro, its Affiliates and each of their respective officers, directors, agents and representatives and each of the successors and assigns of any of the foregoing harmless from and against and will promptly defend such parties from and reimburse such parties for any and all Environmental Damages which such parties may suffer or incur or become subject to as a result of or in connection with any claim by a third party (including a Governmental Entity) that relates to (i) the failure of the Netherlands Facility to comply with applicable Environmental Laws, (ii) any Netherlands Remedial Action, (iii) any personal exposure or injury (including wrongful death) or property damage (real or personal) arising out of such failure to comply with applicable Environmental Laws, including any damage arising out of any Netherlands Remedial Action, and (iv) any lawsuit brought or threatened, settlement reached or Order relating to such failure to comply with applicable Environmental Laws or any Netherlands Remedial Action; provided, however, that Modine will not be liable to Transpro or any other indemnified party under this Section 3.4(c) for Environmental Damages arising out of or in connection with any environmental conditions caused or created, either entirely or by the exacerbation of existing conditions, after the Closing, except for environmental conditions to the extent the same are created or caused by acts of Modine, anyone directly or indirectly employed by it or anyone for whose acts any of the foregoing may be liable. Modine's liability to Transpro pursuant to this Section 3.4 will be binding on Modine regardless of whether the environmental conditions described in clauses (i)-(iv) of the immediately preceding sentence resulted from Modine or any other party or circumstance (whether on the Netherlands Facility or off) which occurred or existed on or prior to the Closing. In addition, Modine's liability hereunder and Transpro's obligation to provide notice under Section 6.30(b) will arise upon the earlier to occur of each condition set forth in such clauses (i)-(iv) and each institution of any claim with respect to such a condition, and not upon the realization of Environmental Damages.

  (d)    The indemnifying party will also indemnify and hold harmless the indemnified party from and against any losses, costs, damages or expenses incurred by the indemnified party (i) in connection with any successful enforcement of such indemnity and (ii) in the event the indemnifying party fails to perform any obligation under this Section 3.4 and the indemnified party fulfills any such obligation; provided, however, that nothing contained herein will be deemed to impose any such obligation upon such indemnified party. The liability of the indemnifying party hereunder will in no way be limited or impaired by (i) except as described in Section 3.4(k), any sale or transfer of all or part of the applicable site by the indemnifying party or the indemnified party, (ii) any applicable statute of limitations, (iii) any right of subrogation, indemnity or contribution, (iv) the release or discharge, in whole or in part, of the indemnifying party in any bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or (v) any other circumstance that might otherwise constitute a legal or equitable release or discharge, in whole or in part, of the indemnifying party under this Section 3.4; provided, however, that the indemnifying party will be entitled to the benefit of and to assert any such right, release, discharge or defense of the indemnified party in connection with any proceeding relating to these matters and, to the extent permitted by applicable Law, the indemnified party hereby assigns all such rights, releases, discharges and defenses to the indemnifying party.

  (e)    Each of Transpro and Modine will (i) grant the other such access to the Netherlands Facility and the Jackson Facility, respectively, including the personnel and records of each, as the other reasonably requires to allow such party and its agents and employees from time to time and at any reasonable time after the Closing or the OEM Closing, as applicable, to perform its obligations hereunder, (ii) at the request of the other party, fully cooperate with such party in seeking and obtaining any necessary approvals or available subsidies from any Governmental Entities to perform any Netherlands Remedial Action or Jackson Remedial Action, as applicable, (iii) perform its obligations hereunder in a manner designed to disrupt, as minimally as practicable, the affairs and business of the other party and any adjacent property owners, (iv) refrain from provoking or encouraging any third party (including any Governmental Entity) to bring an environmental claim or action relating to the Netherlands Facility and the Jackson Facility, respectively, and (v) on all matters covered by this Section 3.4, deal with the other party in good faith and collaboratively, including by consulting in advance with the other party on all material decisions made or actions taken by it in compliance with its obligations pursuant to this Section 3.4. The indemnifying party will promptly reimburse the indemnified party for all costs and expenses incurred by the indemnified party pursuant to this Section 3.4(e).

  (f)    In performing their obligations hereunder, Transpro and Modine will at all times keep the Jackson Facility and the Netherlands Facility, respectively, and the surrounding area free from accumulation of waste materials caused by the performance of their obligations hereunder. Upon completion of their obligations hereunder, Transpro and Modine will cause the landscaping and appearance of the Jackson Facility and the Netherlands Facility, respectively, to be in at least the same condition as existed prior to the performance of such obligations. The party performing any remediation hereunder will be responsible for initiating, maintaining and supervising all safety and other reasonable precautions and programs in connection with the performance of its obligations hereunder and will take all reasonable precautions to prevent damage, injury or loss to the applicable site. All damage or loss to any property caused in whole or in part by the party performing any remediation hereunder or anyone directly or indirectly liable to it or anyone for whose acts any of the foregoing may be liable will be remedied by such party.

  (g)    The party performing any remediation hereunder will be entitled to the benefit of any subsidies in respect thereof granted by any applicable Governmental Entity.

  (h)    Prior to the performance of the initial Netherlands Remedial Action, Transpro will continue, at Modine's expense to the extent such Remedial Actions relate to remediation and not to ongoing operations, the Remedial Actions in progress at the Netherlands Facility as of the Closing Date in accordance with the manner in which such Remedial Actions were being performed prior to the Closing.

  (i)    Each of Transpro and Modine will promptly provide the other with (A) one copy of all notices and correspondence delivered to or received from any Governmental Entity with respect to any Jackson Remedial Action, Netherlands Remedial Action or environmental condition at the Jackson Facility or the Netherlands Facility, (B) copies of any and all tests, inspections, interim reports and final reports and clean-up plans relating to any Jackson Remedial Action or Netherlands Remedial Action, and (C) reasonable advance notice of and an opportunity to attend any meeting with any Governmental Entity with respect to any of the foregoing. Transpro and Modine will consult with the other at least ten Business Days in advance of the delivery to any Governmental Entity of any plan to commence, modify or discontinue any Jackson Remedial Action or Netherlands Remedial Action. Without limiting Section 6.11(b), from and after the date hereof, the parties will consult and cooperate with each other in order to determine the environmental conditions at each of the Jackson Facility and Netherlands Facility that were caused, created or existing on or prior to the OEM Closing or the Closing, respectively, and such determinations, together with the Additional Environmental Diligence pursuant to Section 6.11 and the prior diligence investigations of the parties, will constitute baseline data intended to assist the parties in making any future determination as to environmental conditions caused, created or existing as of or prior to the OEM Closing or the Closing, as applicable; provided, however, that such determinations, Additional Environmental Diligence and prior investigations will not be deemed to be the exclusive source of information nor conclusive with respect to any such determination.

  (j)    Any indemnification proceedings under this Section 3.4 will be conducted in accordance with Section 6.30(b).

  (k)    If either Transpro or Modine sells the Netherlands Facility or the Jackson Facility, respectively, it will require the purchaser thereof to assume all cooperation, access and other owner-related obligations of the seller pursuant to this Section 3.4. Any failure on the part of such purchaser to do so will terminate the other party's liability for Remedial Action with respect to such facility.

  (l)    If the parties disagree as to whether any Remedial Action is required to be taken under this Section 3.4 or the scope of any such Remedial Action, they will promptly select a mutually acceptable environmental firm having experience in Remedial Actions required to comply with applicable Environmental Laws to resolve the dispute; provided, however, that if the parties cannot so agree on one such environmental firm, each of Modine and Transpro will designate its own environmental firm and such environmental firms will together select a third environmental firm (the firm selected pursuant to this sentence, the "Environmental Expert"). Within 14 calendar days after the selection of the Environmental Expert, the issues in dispute will promptly be submitted to the Environmental Expert. The Environmental Expert will conduct such additional review as is necessary to resolve such issues, and the determination of the Environmental Expert will be completed as promptly as practicable following its selection and will be final and binding on Transpro and Modine for purposes of this Agreement. Each of Transpro and Modine will pay one-half of the fees and expenses of the Environmental Expert. In conducting the additional review, if any, Transpro and Modine will instruct the Environmental Expert to use such commercial and customary practices as are consistent with the ASTM International's Standard Guide for Environmental Site Assessments: Phase II Environmental Site Assessment Process (E1903-97(2002)) and such other practices and standards as the Environmental Expert deems reasonable and customary. Each party will agree to customary terms and conditions required by the Environmental Expert with respect to its engagement.

  (m)    Notwithstanding anything to the contrary in this Agreement, neither party's costs or expenses paid or incurred in connection with its obligations pursuant to this Section 3.4 will be considered "Expenses" for purposes of Section 6.25 of this Agreement.

3.5    Working Capital; Closing Financial Statements. (a) Not later than the 30th calendar day prior to the scheduled Closing Date, Modine will deliver to Transpro (i) unaudited estimated financial statements (including a balance sheet) of the Aftermarket Business as of and for the period ending on the close of business on the date to which Modine and Transpro agree as the estimated Closing Date, prepared in good faith applying the same accounting principles and policies used in preparing the Aftermarket Financial Statements (the "Closing Financial Statements"), (ii) a schedule setting forth the estimated Total Cash (the "Estimated Closing Cash"), and (iii) a schedule, based on the balance sheet included in the Closing Financial Statements, setting forth Modine's calculation of the estimated Working Capital of the Aftermarket Business as of immediately prior to the Closing (the "Working Capital Schedule" and, together with the Closing Financial Statements, the Other Inventory Schedule and the schedule of Estimated Closing Cash, the "Deliverables").

  (b)    Not later than the 30th calendar day prior to the scheduled Closing Date (the "Initial Inventory Count Date"), Modine and Transpro will consult with each other in respect of, and Modine will use its reasonable best efforts to provide Transpro an estimate of, the Inventory of the Aftermarket Business as of immediately prior to the Closing. Such reasonable best efforts will include (i) conducting a physical count of Inventory of the Aftermarket Business at the Aftermarket Business' Orlando, FL, Kansas City, KS, Mexico City, Mexico and Mill, Netherlands locations (collectively, the "Main Inventory Sites") in accordance with GAAP and in accordance with the procedures normally applied by Modine in its year-end audits. Without limiting the generality or effect of any other provision hereof, prior to taking any physical inventory contemplated by the preceding sentence, Modine will provide Transpro with reasonable prior written notice, and Transpro will be permitted, at its option, to have representatives be present at the taking of any such physical inventory. In addition, Modine will cause local management at each of its locations other than the Main Inventory Sites (the "Other Sites") to conduct a count of Inventory at the Other Sites in accordance with Modine's normal year-end accounting policies and procedures and will furnish to Transpro, on or prior to the Initial Inventory Count Date, a schedule of Inventory located at the Other Sites (the "Other Inventory Schedule"). Without limiting the generality or effect of any other provision hereof, Transpro and its representatives will have the right to test, sample and verify any Inventory reflected in the Other Inventory Schedule. The inventories taken pursuant to this Section 3.5(b) will be reconciled to the general ledger and in-transit inventory will be identified.

  (c)    From the date of delivery of the Deliverables through the Closing Date, (i) Modine will consult with Transpro in respect of the Deliverables and use its reasonable best efforts to update such Deliverables to reflect any material changes therein and (ii) Modine will provide to Transpro or its representatives such reasonable access during normal business hours to financial and other information, personnel and accountants as Transpro may reasonably request in good faith in order to assess the Deliverables.

  (d)    As promptly as practicable after the Closing, Transpro and Modine will use their reasonable best efforts to agree on the final Closing Financial Statements and will provide each other with reasonable access during normal business hours to each other's books and records, personnel and accountants in order to agree on such financial statements.

IV. REPRESENTATIONS AND WARRANTIES OF MODINE

Except as disclosed in (x) the Modine SEC Reports filed prior to the close of business on the Measurement Date or (y) the disclosure schedule (the "Modine Disclosure Schedule") delivered by Modine to Transpro in connection with the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV), Modine hereby represents and warrants to Transpro as follows:

4.1    Due Organization, Good Standing and Corporate Power. Each of Modine and Newco is a corporation duly organized, validly existing and in good standing or has equivalent status under the laws of its respective jurisdiction of incorporation. Modine and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their properties that will be contributed to Newco pursuant to the Contribution Agreement and to carry on the Aftermarket Business as now being conducted. Each of Modine and its Subsidiaries is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction in which the property owned, leased or operated by Modine and its Subsidiaries that will be contributed to Newco pursuant to the Contribution Agreement or the nature of the Aftermarket Business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing or to have equivalent status would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect.

4.2    Authorization and Validity of Agreement. Each of Modine and Newco has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder or thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by each of Modine and Newco, and the consummation by each of them of the Transactions, have been duly authorized and unanimously approved by their respective boards of directors, and, assuming the truth of the representation and warranty of Transpro in Section 5.21, no other corporate action on the part of Modine, Newco (except for the approval of this Agreement by Modine as the sole stockholder of Newco) or the Modine Shareholders is necessary to authorize the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the Transactions. This Agreement and the Ancillary Agreements have been, or will be when executed and delivered, duly executed and delivered by each of Modine and Newco, as applicable, and, to the extent it is a party thereto, each is, or will be when executed and delivered, a valid and binding obligation of each of Modine and Newco enforceable against each of Modine and Newco in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.3    Consents and Approvals; No Violations. Assuming (a) the filings required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), are made and the waiting periods thereunder (if applicable) have been terminated or expired, (b) the applicable requirements of the Securities Act and the Exchange Act are met, including the filing with the SEC of a proxy statement/information statement in definitive form that will be mailed to Transpro Stockholders in connection with the Transpro Stockholders Meeting and will be mailed to the Modine Shareholders as an information statement in connection with the Spin Off (the "Proxy Statement") and of a registration statement on Form S-4 (as amended or supplemented from time to time, the "Form S-4") in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of such Form S-4, (c) the requirements under any applicable state securities or blue sky laws are met, (d) the requirements of the American Stock Exchange in respect of the listing of the shares of Surviving Corporation Common Stock to be issued hereunder are met, and (e) the filing of the Certificate of Merger and other appropriate merger documents, if any, as required by the DGCL and the NCBCA, are made, the execution and delivery of this Agreement and the Ancillary Agreements by Modine and Newco, as applicable, and the consummation by Modine and Newco of the Transactions, do not and will not (i) violate or conflict with any provision of their respective articles or certificate of incorporation or bylaws, (ii) violate or conflict with any Law or Order of any Governmental Entity applicable to Modine or any of its Subsidiaries or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of Modine and its Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Modine or any of its Subsidiaries is a party or by which Modine or any of its Subsidiaries may be bound, excluding in the case of clauses (i) through (iv) above, conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, omissions, accelerations and creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect.

4.4    Information to be Supplied. The information supplied or to be supplied by or on behalf of Modine or Newco for inclusion or incorporation by reference in the Proxy Statement and the Form S-4 will not, on the date of their filing or, in the case of the Form S-4, at the time it becomes effective under the Securities Act, or on the date the Proxy Statement is mailed or at the time of the Transpro Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.5    Capitalization of Modine and Newco. (a) The authorized capital stock of Modine consists solely of 96,000,000 shares of capital stock, of which 16,000,000 are classified and designated as preferred stock, $0.025 par value per share ("Modine Preferred Stock"), and of which 80,000,000 shares are classified and designated as common stock, $0.625 par value per share ("Modine Common Stock"). As of the close of business on the second Business Day prior to the date of this Agreement (the "Measurement Date"), there were no shares of Modine Preferred Stock and 34,792,139 shares of Modine Common Stock issued and outstanding and 2,876,480 shares of Modine Common Stock were reserved for issuance upon the exercise of outstanding options (the "Modine Options") for Modine Common Stock. All issued and outstanding shares of Modine Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, other than as provided in Wis. Stat. §180.0622(2)(b), as judicially interpreted. As of the date of this Agreement and except for the Modine Options, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Modine Common Stock or any capital stock equivalent or other nominal interest in Modine or any of its Subsidiaries which relate to Modine (collectively, "Modine Equity Interests") pursuant to which Modine or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for, any Modine Equity Interests. There are no Contracts to which Modine is a party relating to the issuance, sale, transfer or voting of any equity securities or other securities of Modine.

(b)    Modine owns 100% of the outstanding capital stock of Newco. At the Closing, there will be a number of shares of common stock, $0.01 par value per share ("Newco Common Stock"), of Newco issued and outstanding equal to the Spin-Off Share Number. At the Closing, all issued and outstanding shares of Newco Common Stock shall have been duly authorized and validly issued and fully paid and non-assessable, other than as provided in Wis. Stat. § 180.0622(2)(b), as judicially interpreted. At the Closing, and except for shares issuable pursuant to this Agreement and the Ancillary Agreements, there will be no outstanding options, warrants, rights, calls, subscriptions, claims of any character, Contracts, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Newco Common Stock or any capital stock equivalent or other nominal interest in Newco which relate to Newco ("Newco Equity Interests") pursuant to which Newco is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for, any Newco Equity Interests. At the Closing, there will be no outstanding obligations of Newco to repurchase, redeem or otherwise acquire any outstanding securities of Newco or any Newco Equity Interests. Except pursuant to this Agreement and the Ancillary Agreements, at the Closing, there will be no Contracts relating to the issuance, sale, transfer or voting of any equity securities or other securities of Newco.

(c)    No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Modine Shareholders may vote are issued or outstanding as of the date hereof.

(d)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Modine, other than Newco, involved exclusively in the Aftermarket Business are, or at the Closing will be, owned by Newco, directly or indirectly (except for shares of MexPar comprising 0.551276% of the issued and outstanding capital stock of such entity), free and clear of any material Encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or Contracts of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.6    Absence of Certain Events. Except as required or expressly permitted by this Agreement or as reflected in the Aftermarket Financial Statements, since September 30, 2004, Modine, Newco and their respective Subsidiaries have operated the Aftermarket Business only in the ordinary course of business and there has not occurred any event, occurrence or condition which (i) would have been a breach of Section 6.2 had such Section 6.2 been in effect since September 30, 2004 or (ii) would, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect.

4.7    Litigation. There are no Actions pending against Modine or any of its Subsidiaries or, to the Knowledge of Modine, threatened against Modine or any of its Subsidiaries (or any of their respective properties, rights or franchises), at law or in equity, or before or by any Governmental Entity, that in whole or in part relate to the Aftermarket Business and that would, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect and, to the Knowledge of Modine, no development has occurred with respect to any pending or threatened Action that, individually or in the aggregate, would reasonably be expected to have an Aftermarket Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, (a) neither Modine nor any of its Subsidiaries is subject to any Order that relates to the Aftermarket Business and (b) Newco has insurance, or is named as an insured party under insurance policies maintained by Modine, which will cover in full all litigation and/or claims that are settled or compromised, subject to any applicable deductibles, including any damages or attorneys' fees, and all such insurance is described in Section 4.12 of the Modine Disclosure Schedule.

4.8    Title to Properties; Encumbrances. Modine has, and as of the Effective Time Newco will have, good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material tangible properties and assets used in the Aftermarket Business, in each case subject to no Encumbrances, except for (a) Encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by Modine or any of its Subsidiaries, (b) Encumbrances for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, and (c) Encumbrances which are expressly noted with an asterisk as a permitted Encumbrance in Section 4.8 of the Modine Disclosure Schedule.

4.9    Modine SEC Reports; Financial Statements. (a) Modine has timely filed with the SEC all registration statements, prospectuses, reports, schedules, forms, proxy statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) required to be filed by Modine since January 1, 2003 (the "Modine SEC Reports"). The Modine SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed and will not when filed after the date of this Agreement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Modine SEC Report filed with the SEC prior to the date of this Agreement.

(b)    Attached to Section 4.9(b)-1 of the Modine Disclosure Schedule are the audited financial statements of the Aftermarket Business as of and for the period ended March 31, 2004 (collectively, the "Aftermarket Audited Financial Statements"), including the balance sheet of the Aftermarket Business as of March 31, 2004 (the "Aftermarket Balance Sheet"). Attached to Section 4.9(b)-2 of the Modine Disclosure Schedule are the unaudited financial statements of the Aftermarket Business as of and for the period ended September 30, 2004 (the "Aftermarket Interim Financial Statements," and together with the Aftermarket Audited Financial Statements, the "Aftermarket Financial Statements"). The Aftermarket Financial Statements (including any notes thereto) were prepared in accordance with GAAP (except as may be indicated in the notes thereto) and presented fairly in all material respects the consolidated financial position and consolidated results of operations of the Aftermarket Business, together with the Excluded Assets and Excluded Liabilities, as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject in the case of the Aftermarket Interim Financial Statements to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience. The books and records of Modine and its Subsidiaries relating to the Aftermarket Business (i) have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, (ii) reflect only actual transactions, (iii) are complete and accurate in all material respects, and (iv) reflect in reasonable detail all material transactions to which Newco is a party or which relate to the Aftermarket Business. Except as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, Newco's minute books and all other minute books of the entities engaged in the Aftermarket Business contain records in reasonable detail of the substantive actions taken at all meetings of the relevant entity's stockholders and board of directors during the period after Modine directly or indirectly acquired Newco (or its predecessor) or such entities.

(c)    The records, systems, controls, data and information for the Aftermarket Business are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are or as of the Effective Time will be under the exclusive ownership and direct control of Newco, except for any non-exclusive ownership and non-direct control that would not have a material adverse effect on the system of internal accounting controls described in the following sentence. Modine has in effect for the Aftermarket Business and at the Effective Time Newco will have (i) devised and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) designed disclosure controls and procedures to ensure that material information relating to the Aftermarket Business is made known to management of Modine or Newco, as the case may be, by others within those entities and (iii) disclosed, based on its most recent evaluation prior to the date hereof, to Newco's auditors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Newco's or the Surviving Corporation's ability to record, process, summarize and report financial data and have identified for Newco's auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Newco's internal controls. Modine has made available to Transpro a summary of each such disclosure made by management to its auditors and audit committee since August 29, 2002 relating to the Aftermarket Business.

(d)    Pursuant to the Contribution Agreement, upon completion of the Spin Off, Newco will own all of the Aftermarket Assets and be subject to the Aftermarket Liabilities, which include all of the assets and liabilities reflected or required to be reflected in the Aftermarket Balance Sheet (other than the Excluded Assets and the Excluded Liabilities).

4.10    No Undisclosed Liabilities. Except for the Aftermarket Liabilities and those liabilities that are reflected or reserved against on the Aftermarket Balance Sheet, since the date of the Aftermarket Balance Sheet, the Aftermarket Business has not incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of the Aftermarket Business prepared in accordance with GAAP, except for liabilities incurred in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect. Except for the deposit and collection of checks in the ordinary course of business, Newco has not guaranteed or become a surety or is not otherwise contingently liable for indebtedness of any other Person. In connection with preparing the Aftermarket Audited Financial Statements and the Aftermarket Interim Financial Statements, Modine did not identify, in accordance with Statement of Financial Accounting Standards No. 5, any loss contingency that related to the Aftermarket Business and was excluded from such financial statements because such loss contingency was either not estimable or not probable.

4.11    Compliance with Law. (a) Each of Modine and its Subsidiaries engaged in the Aftermarket Business is in compliance with all Laws and Orders applicable to it, including the Sarbanes-Oxley Act of 2002 (other than Section 404 thereof) ("SOX"), except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect.

(b)    Each of Modine and its Subsidiaries engaged in the Aftermarket Business holds, and after the Contribution, Newco will hold, to the extent legally required, all Permits that are required for the lawful operation of the Aftermarket Business as now conducted, except where the failure to hold any such Permit would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, and there has not occurred any default under any such Permit, except to the extent that such default would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect.

4.12    Insurance. Modine and its Subsidiaries maintain insurance coverage in respect of the Aftermarket Business with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in a business similar to the Aftermarket Business. Section 4.12 of the Modine Disclosure Schedule lists and describes all of the insurance policies providing coverage for the Aftermarket Business in effect on the date hereof (including the insurer, type of policy, policy limits, whether the policy is claims made or occurrence, and deductibles).

4.13    Regulatory Matters. (a) Except for such of the following as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, there are no facts:

(i)    which would furnish a substantial basis for the recall, withdrawal or suspension of any products of the Aftermarket Business by any competent Governmental Entity; or

(ii)    which would otherwise reasonably be expected to cause Modine or its Subsidiaries to withdraw, recall or suspend any products of the Aftermarket Business from the market or to change the marketing classification of any products of the Aftermarket Business or to terminate or suspend testing of any products of the Aftermarket Business.

(b)    There are no:

(i)    products of the Aftermarket Business which have been recalled by Modine or its Subsidiaries (whether voluntarily or otherwise) at any time since January 1, 2003; or

(ii)    proceedings (whether completed or pending) at any time since January 1, 2003 seeking the recall, suspension or seizure of any products of the Aftermarket Business.

4.14    Broker's or Finder's Fee. Except for Robert W. Baird & Co., Incorporated, to which only Modine has any liability or obligation, and subject to Section 6.25, no Person acting on behalf of Modine or Newco is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which Transpro, Newco or any of their respective Affiliates could have any liabilities in connection with this Agreement or any of the Transactions.

4.15    Taxes, Tax Returns, Tax Treatment. (a) Modine and each of its Subsidiaries has duly filed all Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes that (a) are not yet delinquent or (b) are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect. The period (including any extensions) within which the IRS may assess federal income Taxes against Modine and its Subsidiaries has closed with respect to all taxable years through and including the fiscal year ended March 31, 2001 and any liability with respect thereto has been satisfied. There are no disputes pending, or claims asserted, for Taxes or assessments upon Modine or any of its Subsidiaries for which Modine does not have adequate reserves that would, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect. Neither Modine nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Modine and its Subsidiaries or as described in the Ancillary Agreements). Within the past five years, neither Modine nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355(a) of the Code. No disallowance of a deduction under Section 162(m) of the Code for employee remuneration of any amount paid or payable by Newco or any of its Subsidiaries under any contract, plan, program or arrangement or understanding would, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect.

(b)    None of Modine and its Subsidiaries has taken or has failed to take any action, or Knows of any facts or circumstances, that would prevent (i) the Contribution and Spin Off from constituting tax-free transactions described in Sections 355, 368 and related provisions of the Code or (ii) the Merger from qualifying as a tax-free reorganization described in Section 368(a) and related provisions of the Code.

4.16    Employee Benefit Matters. (a) Section 4.16(a) of the Modine Disclosure Schedule lists all individuals who will be employees of Newco or its Subsidiaries as of the Closing (i.e., including those referenced in Section 4.10(a) of the Contribution Agreement), their rates of compensation and most recent pay increases, dates of hire and benefits. All such employees are employees at-will. Newco and its Subsidiaries have no employees resident outside of the United States. There are no employment agreements with any such employees.

(b)    Section 4.16(b) of the Modine Disclosure Schedule sets forth a true and complete list of each material benefit or compensation plan, arrangement or agreement, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is maintained, or contributed to, for the benefit of current or former directors or employees of Modine and any of its Subsidiaries, with respect to which Newco or its Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement or as of the Closing Date, including all plans of any Modine ERISA Affiliate that are subject to Title IV of ERISA (the "Modine Benefit Plans"). For purposes of this Agreement, a "Modine ERISA Affiliate" is any trade or business, whether or not incorporated, all of which together with Modine would be deemed a "single employer" within the meaning of Section 4001(a) or (b) of ERISA or Section 414 of the Code.

(c)    Modine has heretofore made available to Transpro true and complete copies of each of the Modine Benefit Plans and related documents, including (i) the actuarial report for such Modine Benefit Plan (if applicable) for each of the last two years and (ii) the most recent determination letter from the IRS (if applicable) for such Modine Benefit Plan.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, (i) each of the Modine Benefit Plans has been operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) each of the Modine Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to all changes in applicable Law for which certain qualified plans were required to be amended pursuant to Revenue Procedure 99-23 ("GUST") within the remedial amendment period prescribed by GUST, and there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Modine Benefit Plan, (iii) with respect to each Modine Benefit Plan that is subject to Title IV of ERISA, the present value (as defined under Section 3(26) of ERISA) of accumulated benefit obligations under such Modine Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Modine Benefit Plan's actuary with respect to such Modine Benefit Plan, did not, as of its latest valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such Modine Benefit Plan allocable to such accrued benefits, (iv) no Modine Benefit Plan provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of Modine or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of Modine or its Subsidiaries, (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), (E) coverage through the last day of the calendar month in which retirement or other termination of service occurs, or (F) medical expense reimbursement accounts, (v) no liability or potential liability (contingent or otherwise) under Title IV of ERISA has been incurred by Modine, its Subsidiaries or any Modine ERISA Affiliate, that has not been satisfied in full, and no condition exists that presents a material risk to Modine, its Subsidiaries or any Modine ERISA Affiliate of incurring a liability thereunder, (vi) no Modine Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA) or a "multiple employer plan" (as such term is defined Section 210(a) of ERISA or Section 413(c) of the Code), (vii) no Modine Benefit Plan has or has incurred an "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code, whether or not waived, nor has any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code been requested of or granted by the IRS with respect to any Modine Benefit Plan, nor has any lien in favor of any Modine Benefit Plan arisen under Section 412(n) of the Code or Sections 302(f) or 4068 of ERISA, (viii) none of Modine or its Subsidiaries or, to the Knowledge of Modine, any other person, including any fiduciary, has engaged in a transaction in connection with which Modine, its Subsidiaries or any Modine Benefit Plan would reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, (ix) to the Knowledge of Modine there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Modine Benefit Plans or any trusts related thereto and (x) all contributions or other amounts payable by Modine or its Subsidiaries as of the Effective Time with respect to each Modine Benefit Plan in respect of current or former plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code.

(e)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) (i) result in any payment (including severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Modine or any of its Subsidiaries from Modine or any of its Subsidiaries under any Modine Benefit Plan, (ii) increase any benefits otherwise payable under any Modine Benefit Plan or (iii) result in any acceleration of the time of funding, payment or vesting of any such benefits.

(f)    No Modine Benefit Plan or trust has been terminated, nor has there been any "reportable event" as defined in Section 4043 of ERISA with respect to any Modine Benefit Plan that has not been waived which would, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect. None of Modine, its Subsidiaries or any Modine ERISA Affiliate has ever incurred a "complete withdrawal" or a "partial withdrawal" (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) with respect to any multiemployer plan. No termination proceedings have been threatened or initiated with respect to any Modine Benefit Plan.

4.17    Intellectual Property. Modine and its Subsidiaries own or have the right to use without infringing or violating the rights of any third parties, except where such infringement or violation would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect: (i) each trademark, trade name, brand name, service mark or other trade designation used, owned or licensed by or to Modine or any of its Subsidiaries and each patent, copyright and similar intellectual property owned or licensed to or by Modine or any of its Subsidiaries, that relates to or is used in the Aftermarket Business, and each license, royalty, assignment or other similar agreement and each registration and application relating to the foregoing that is material to the conduct of the Aftermarket Business; and (ii) each agreement relating to technology, know-how or processes that Modine or its Subsidiaries is licensed or authorized to use, or which it licenses or authorizes others to use, that is material to the conduct of the Aftermarket Business (collectively, the "Aftermarket Intellectual Property"). Other than pursuant to the Aftermarket License Agreement, no consent of any third party will be required for the use by Newco or its Subsidiaries of the Aftermarket Intellectual Property after the Effective Time. No claim has been asserted by any Person against Modine or any of its Subsidiaries regarding the ownership of or the right to use any Aftermarket Intellectual Property or challenging the rights of Modine or any of its Subsidiaries with respect to any of the Aftermarket Intellectual Property which would, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect.

4.18    Environmental Liability. Except for such of the following as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, there are no legal, administrative, arbitral or other Actions of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Newco or in respect of the Aftermarket Business of any liability or obligation arising under common law relating to the Environment or under any Environmental Law, pending or, to the Knowledge of Modine, threatened against Modine or the Aftermarket Business. To the Knowledge of Modine, there is no reasonable basis for any such Action that would impose any liability or obligation that would, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect. Except as reflected in the Aftermarket Assets or Aftermarket Liabilities included in the Aftermarket Financial Statements, and except as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, neither Modine nor the Aftermarket

Business is subject to any Order by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing.

4.19    Material Contracts. None of Modine or any of its Subsidiaries is a party to or bound by (a) any "material contract" as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC that relates to the Aftermarket Business or any agreement, contract or commitment that would be such a "material contract" but for the exception for contracts entered into in the ordinary course of business (the term "material contract" to be applied as if Newco were a separate company for the purpose of this Section 4.19) or (b) any non-competition agreement or any other agreement or obligation that materially limits or will materially limit Newco or any of its Subsidiaries from engaging in the Aftermarket Business. Each of the "material contracts" (as defined above) of Modine and its Subsidiaries is, or at the Closing will be, valid and in full force and effect and none of Modine and its Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any such "material contract." To Modine's Knowledge, the other party to any "material contract" described in this Section 4.19 is not in material breach of or default under such "material contract."

4.20    Tangible Assets; Sufficiency of Assets; Employees. All machinery, equipment and other tangible assets that relate to or are used in the Aftermarket Business are owned by or leased to Modine or its Subsidiaries on the date hereof, and, after consummation of the transactions contemplated by the Contribution Agreement, will be owned by or leased to Newco or its Subsidiaries, free and clear of all Encumbrances other than Encumbrances created by Transpro or its Affiliates. Upon consummation of the transactions contemplated by the Contribution Agreement, the machinery, equipment and other tangible assets of Newco and its Subsidiaries will be sufficient to conduct the Aftermarket Business in substantially the same manner as currently conducted by Modine and its Subsidiaries. As of the Closing, the Aftermarket Business will have sufficient employees (both in number and capability) to conduct the Aftermarket Business as conducted on the date of this Agreement.

4.21    Ownership of Transpro Common Stock. Modine, together with its affiliates and associates (as those terms are defined in Rule 12b-2 promulgated under the Exchange Act), is not the beneficial owner of 5% or more of the outstanding shares of Transpro Common Stock. For this purpose and for purposes of Section 5.21, a Person will be deemed to be the "beneficial owner" of another Person's stock if such first Person, directly or indirectly, controls the voting of such stock or has any options, warrants, conversion or other rights to acquire such stock, whether or not presently exercisable.

4.22    Labor Relations. As of the date of this Agreement, (i) none of Newco, its Subsidiaries or any of their Affiliates that employ Aftermarket Employees is a party to any collective bargaining agreement, (ii) except as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, no labor organization or group of employees of the Aftermarket Business has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Modine, threatened to be brought or filed with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, and (iii) except as would not, individually or in the aggregate, reasonably be expected to have an Aftermarket Material Adverse Effect, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of Modine, threatened against or involving any of Modine or any of its Subsidiaries.

4.23    Customers. (a) Between January 1, 2004 and the date hereof, no material customer or group of customers (whether or not related) of the Aftermarket Business has canceled or otherwise terminated its contract or relationship with Modine or any of its Subsidiaries or has at any time decreased significantly its purchases of the products of the Aftermarket Business and, to the Knowledge of Modine, there has been no material adverse change in the business relationship of Modine or any of its Subsidiaries with any material customer or group of customers (whether or not related) of the Aftermarket Business. To the Knowledge of Modine, no such customer or group of customers intends to cancel or otherwise terminate its relationship with Modine or any of its Subsidiaries or to decrease significantly its purchases of the products of Modine or its Subsidiaries, except for such of the foregoing arising after the date hereof as would not, individually or in the aggregate, have an Aftermarket Material Adverse Effect.

(b)    To the Knowledge of Modine, there is no dispute with any material customer or group of customers (whether or not related) or delays or other problem in connection with any products sold or services rendered by Modine or any of its Subsidiaries to any material customer or group of customers (whether or not related) of the Aftermarket Business that have given rise or could reasonably be expected to give rise to a liability or the need to provide additional products or services for the customer or group of customers involved, in each case that would, individually or in the aggregate, have an Aftermarket Material Adverse Effect.

(c)    Section 4.23(c) of the Modine Disclosure Schedule sets forth a list of the 10 largest customers of the Aftermarket Business and the 10 largest suppliers to the Aftermarket Business during each of Modine's three most recent fiscal years and for the period from the beginning of the current fiscal year to the date hereof determined on the basis of total dollar amount of net sales to such customers and purchases from such suppliers.

4.24    State Takeover Laws. The Modine and Newco boards of directors have adopted and approved this Agreement and the Transactions as required to render Section 180.1141 of the WBCL as well as any similar "takeover" or "interested stockholder" Law inapplicable to the Agreement and the Transactions, assuming compliance by Transpro with its obligations hereunder and the accuracy of the representations and warranties made by Transpro herein. Sections 180.1131 and 180.1150 of the WBCL and the North Carolina Control Share Acquisition Act are also inapplicable to this Agreement and the Transactions.

4.25    Vote Required. Assuming the truth of the representations and warranties of Transpro in Section 5.21, no vote of Modine Shareholders is required to approve and adopt this Agreement and the transactions contemplated hereby (including the Spin Off and the Merger).

4.26    Opinion of Modine Financial Advisor. Modine has received the opinion of Robert W. Baird & Co., Incorporated, dated the date of this Agreement, to the effect that, as of such date, and subject to the matters set forth therein, the consideration to be paid to Newco Shareholders in the Merger is fair, from a financial point of view, to the Newco Shareholders. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.27    Transactions with Related Parties. Newco is not a party to any transaction or proposed transaction, including the leasing of property, the purchase or sale of raw materials or finished goods, the furnishing of services or the borrowing or lending of money, with its directors, officers or employees, or any other Person who is an Affiliate of Newco. Neither Modine nor any of its controlled Affiliates owns or has any ownership interest in any Person which is in competition with Newco or which is engaged in a related or similar business to that of the Aftermarket Business and none of such Persons has entered into any agreement, commitment or understanding contemplating such ownership or ownership interest.

V. REPRESENTATIONS AND WARRANTIES OF TRANSPRO

Except as disclosed in (x) the Transpro SEC Reports filed prior to the close of business on the Measurement Date or (y) the disclosure schedule (the "Transpro Disclosure Schedule") delivered by Transpro to Modine in connection with the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article V), Transpro hereby represents and warrants to Modine as follows:

5.1    Due Organization, Good Standing and Corporate Power. Transpro is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Transpro's Subsidiaries is a corporation duly organized, validly existing and in good standing or has equivalent status under the laws of its jurisdiction of incorporation (except as would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect) and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Transpro and its Subsidiaries is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

5.2    Authorization and Validity of Agreement. Transpro has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder or thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by Transpro, and the consummation by Transpro of the Transactions, have been duly authorized and unanimously approved by its board of directors and, except for the Transpro Stockholder Approval, no other corporate action on the part of Transpro is necessary to authorize the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the Transactions. This Agreement and the Ancillary Agreements have been, or will be when executed and delivered, duly executed and delivered by Transpro and to the extent that it is a party thereto each is, or will be when executed and delivered, a valid and binding obligation of Transpro enforceable against Transpro in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Law affecting the enforcement of creditors' rights generally and by general equitable principles.

5.3    Consents and Approvals; No Violations. Assuming (a) the filings required under the HSR Act are made and the waiting periods thereunder (if applicable) have been terminated or expired, (b) the applicable requirements of the Securities Act and the Exchange Act are met, including the filing with the SEC of the Proxy Statement and the Form S-4 in which the Proxy Statement will be included as a prospectus, and the declaration of effectiveness of such Form S-4, (c) the requirements under any applicable state securities or blue sky laws are met, (d) the requirements of the American Stock Exchange in respect of the listing of the shares of Surviving Corporation Common Stock to be issued hereunder are met, (e) the filing of the Certificate of Merger and other appropriate merger documents, if any, required by the DGCL and the NCBCA, are made, and (f) the Transpro Stockholder Approval is obtained, the execution and delivery of this Agreement and the Ancillary Agreements by Transpro and the consummation by Transpro of the Transactions do not and will not (i) violate or conflict with any provision of its certificate of incorporation or bylaws or the comparable governing documents of any of its Subsidiaries, (ii) violate or conflict with any Law or Order of any Governmental Entity applicable to Transpro or any of its Subsidiaries or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of Transpro or any of its Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Transpro or any of its Subsidiaries is a party, or by which Transpro or any of its Subsidiaries may be bound, excluding in the case of clauses (i) through (iv) above, conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, omissions, accelerations and creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

5.4    Information to be Supplied. The information supplied or to be supplied by or on behalf of Transpro for inclusion or incorporation by reference in the Proxy Statement and the Form S-4 will not, on the date of their filing or, in the case of the Form S-4, at the time it becomes effective under the Securities Act, or on the date the Proxy Statement is mailed or at the time of the Transpro Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.5    Capitalization of Transpro. (a) The authorized capital stock of Transpro consists of 17,500,000 shares of common stock, $0.01 par value per share (the "Transpro Common Stock"), and 2,500,000 shares of preferred stock, $0.01 par value per share ("Transpro Preferred Stock"), of which 200,000 shares have been designated as "Series A Junior Participating Preferred Stock" (hereinafter referred to as "Transpro

Series A Preferred Stock") and 30,000 shares have been designated as "Series B Convertible Redeemable Preferred Stock" (hereinafter referred to as "Transpro Series B Preferred Stock"). As of the Measurement Date, there were 7,106,023 shares of Transpro Common Stock issued and outstanding, no shares of Transpro Series A Preferred Stock issued and outstanding, 12,781 shares of Transpro Series B Preferred Stock issued and outstanding, and 643,559 shares of Transpro Common Stock were reserved for issuance upon the exercise of outstanding options (the "Transpro Options") for Transpro Common Stock. Between the Measurement Date and the date hereof, Transpro has not issued shares of Transpro Common Stock (other than pursuant to the exercise of Transpro Options), Transpro Series A Preferred Stock or Transpro Series B Preferred Stock. All issued and outstanding shares of Transpro Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and the shares of Surviving Corporation Common Stock to be issued in the Merger, when so issued, will be duly authorized, validly issued, fully paid and nonassessable. The Rights Agreement dated as of September 29, 1995, as amended (the "Transpro Rights Agreement"), between Transpro and American Stock Transfer & Trust Company, as Rights Agent, pursuant to which one right to purchase one-hundredth of a share of Transpro Series A Preferred Stock was previously associated with and attached to each outstanding share of Transpro Common Stock terminated on September 30, 2004. As of the date of this Agreement, and except for shares of Transpro Common Stock issuable pursuant to the Transpro Options and the Transpro Series B Preferred Stock, there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Transpro Common Stock or any capital stock equivalent or other nominal interest in Transpro or any of its Subsidiaries which relate to Transpro (collectively, "Transpro Equity Interests") pursuant to which Transpro or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any Transpro Equity Interests. There are no outstanding obligations of Transpro to repurchase, redeem or otherwise acquire any outstanding securities of Transpro or any Transpro Equity Interests. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Transpro Stockholders may vote are issued or outstanding as of the date hereof.

(b)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Transpro are owned by Transpro, directly or indirectly, free and clear of any material Encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

5.6    Absence of Certain Events. Except as required or expressly permitted by this Agreement, since September 30, 2004, Transpro and its Subsidiaries have operated their respective businesses only in the ordinary course of business and there has not occurred any event, occurrence or condition which (i) would have been a breach of Section 6.1 had such Section 6.1 been in effect since September 30, 2004, or (ii) would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

5.7    Litigation. There are no Actions pending against Transpro or any of its Subsidiaries or, to the Knowledge of Transpro, threatened against Transpro or any of its Subsidiaries (or any of their respective properties, rights or franchises), at law or in equity, or before or by any Governmental Entity, that would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, and, to the Knowledge of Transpro, no development has occurred with respect to any pending or threatened Action that would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect. Neither Transpro nor any of its Subsidiaries are subject to any Order that, individually or in the aggregate, would reasonably be expected to have a Transpro Material Adverse Effect.

5.8    Title to Properties; Encumbrances. Each of Transpro and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets except where the failure to have such good and valid title would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, in each case subject to no Encumbrances, except for (a) Encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by Transpro or any of its Subsidiaries, (b) Encumbrances for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created and (c) Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

5.9    Transpro SEC Reports; Financial Statements. (a) Transpro has timely filed with the SEC all registration statements, prospectuses, reports, schedules, forms, proxy statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) required to be filed by Transpro since January 1, 2003 (the "Transpro SEC Reports"). The Transpro SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed and will not when filed after the date of this Agreement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Transpro SEC Report filed with the SEC prior to the date of this Agreement. No Subsidiary of Transpro is subject to the periodic reporting requirements of the Exchange Act.

(b)    Each of the consolidated financial statements of Transpro (including, in each case, any notes thereto) contained in the Transpro SEC Reports was prepared in accordance with GAAP (except as may be indicated in the notes thereto) and presented fairly in all material respects the consolidated financial position and consolidated results of operations of Transpro and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of unaudited statements, to normal year-end adjustments in amounts that are immaterial in nature and amounts consistent with past experience. The books and records of Transpro and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)    The records, systems, controls, data and information of Transpro and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Transpro or its Subsidiaries, except for any non-exclusive ownership and non-direct control that would not have a material adverse effect on the system of internal accounting controls described in the following sentence. Transpro and its Subsidiaries have devised and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Transpro (i) has designed disclosure controls and procedures to ensure that material information relating to Transpro, including its consolidated Subsidiaries, is made known to its management by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Transpro's auditors and the audit committee of Transpro's board of directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Transpro's ability to record, process, summarize and report financial data and have identified for Transpro's auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Transpro's internal controls. Transpro has made available to Modine a summary of each such disclosure made by management to its auditors and audit committee since August 29, 2002.

5.10    No Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the consolidated financial statements of Transpro as of and for the period ended September 30, 2004 included in Transpro's Form 10-Q for the quarter ended September 30, 2004, including the notes thereto, since such date, neither Transpro nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of Transpro prepared in accordance with GAAP, except for liabilities incurred in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

5.11    Compliance with Law. (a) Each of Transpro and its Subsidiaries is in compliance with all Laws and Orders applicable to it, including SOX, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

(b)    Each of Transpro and its Subsidiaries holds, to the extent legally required, all Permits that are required for the lawful operation of its business as now conducted, except where the failure to hold any such Permit would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, and there has not occurred any default under any such Permit, except to the extent that such default would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

5.12    Insurance. Transpro and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Transpro and its Subsidiaries.

5.13    Regulatory Matters. (a) Except for such of the following as would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, there are no facts:

(i)    which would furnish a substantial basis for the recall, withdrawal or suspension of any products of Transpro or its Subsidiaries by any competent Governmental Entity; or

(ii)    which would otherwise reasonably be expected to cause Transpro or its Subsidiaries to withdraw, recall or suspend any products of Transpro or its Subsidiaries from the market or to change the marketing classification of any products of Transpro or its Subsidiaries or to terminate or suspend testing of any products of Transpro or its Subsidiaries.

(b)    There are no:

(i)    products which have been recalled by Transpro or its Subsidiaries (whether voluntarily or otherwise) at any time since January 1, 2003; or

(ii)    proceedings (whether completed or pending) at any time since January 1, 2003 seeking the recall, suspension or seizure of any products of Transpro or its Subsidiaries.

5.14    Broker's or Finder's Fee. Except for Wachovia Capital Markets, LLC, to which only Transpro has any liability or obligation, no Person acting on behalf of Transpro is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which Modine or any of its Affiliates could have any liabilities in connection with this Agreement or any of the Transactions.

5.15    Taxes, Tax Returns, Tax Treatment. (a) Transpro and each of its Subsidiaries has duly filed all Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect. The period (including any extensions) within which the IRS may assess federal income Taxes against Transpro and its Subsidiaries has closed with respect to all taxable years through and including the fiscal year ended December 31, 2000 and any liability with respect thereto has been satisfied. There are no disputes pending, or claims asserted, for Taxes or assessments upon Transpro or any of its Subsidiaries for which Transpro does not have adequate reserves that would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect. Neither Transpro nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Transpro and its Subsidiaries or as described in the Ancillary Agreements). Within the past five years, neither Transpro nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under

Section 355(a) of the Code. No disallowance of a deduction under Section 162(m) of the Code for employee remuneration of any amount paid or payable by Transpro or any of its Subsidiaries under any contract, plan, program or arrangement or understanding would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

(b)    None of Transpro and its Subsidiaries has taken or failed to take any action, or knows any facts or circumstances, that would (i) prevent the Merger from constituting a tax-free reorganization described in Section 368(a) and related provisions of the Code or (ii) cause to be untrue any of the factual statements or representations made in the IRS Private Letter Ruling. Further, Transpro hereby reaffirms each of the representations made by it to Modine in Modine's application for the IRS Private Letter Ruling.

5.16    Employee Benefit Matters. (a) Section 5.16 of the Transpro Disclosure Schedule sets forth a true and complete list of each material benefit or compensation plan, arrangement or agreement, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is maintained, or contributed to, for the benefit of current or former directors or employees of Transpro and its Subsidiaries, with respect to which Transpro or its Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement or as of the Closing Date, including all plans of any Transpro ERISA Affiliate that are subject to Title IV of ERISA (the "Transpro Benefit Plans"). For purposes of this Agreement, a "Transpro ERISA Affiliate" is any trade or business, whether or not incorporated, all of which together with Transpro would be deemed a "single employer" within the meaning of Section 4001(a) or (b) of ERISA or Section 414 of the Code.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, (i) each of the Transpro Benefit Plans has been operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) each of the Transpro Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to all changes in applicable Law for which certain qualified plans were required to be amended pursuant to GUST within the remedial amendment period prescribed by GUST, and there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Transpro Benefit Plan, (iii) with respect to each Transpro Benefit Plan that is subject to Title IV of ERISA, the present value (as defined under Section 3(26) of ERISA) of accumulated benefit obligations under such Transpro Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Transpro Benefit Plan's actuary with respect to such Transpro Benefit Plan, did not, as of its latest valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such Transpro Benefit Plan allocable to such accrued benefits, (iv) no Transpro Benefit Plan provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of Transpro or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of Transpro or its Subsidiaries, (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), (E) coverage through the last day of the calendar month in which retirement or other termination of service occurs, or (F) medical expense reimbursement accounts, (v) no liability or potential liability (contingent or otherwise) under Title IV of ERISA has been incurred by Transpro, its Subsidiaries or any Transpro ERISA Affiliate, that has not been satisfied in full, and no condition exists that presents a material risk to Transpro, its Subsidiaries or any Transpro ERISA Affiliate of incurring a liability thereunder, (vi) no Transpro Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA) or a "multiple employer plan" (as such term is defined Section 210(a) of ERISA or Section 413(c) of the Code), (vii) no Transpro Benefit Plan has or has incurred an "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code, whether or not waived, nor has any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code been requested of or granted by the IRS with respect to any Transpro Benefit Plan, nor has any lien in favor of any Transpro

Benefit Plan arisen under Section 412(n) of the Code or Sections 302(f) or 4068 of ERISA, (viii) none of Transpro or its Subsidiaries or, to the Knowledge of Transpro, any other person, including any fiduciary, has engaged in a transaction in connection with which Transpro, its Subsidiaries or any Transpro Benefit Plan would reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, (ix) to the Knowledge of Transpro there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Transpro Benefit Plans or any trusts related thereto and (x) all contributions or other amounts payable by Transpro or its Subsidiaries as of the Effective Time with respect to each Transpro Benefit Plan in respect of current or former plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code.

(c)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) (i) result in any payment (including severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Transpro or any of its Subsidiaries from Transpro or any of its Subsidiaries under any Transpro Benefit Plan, (ii) increase any benefits otherwise payable under any Transpro Benefit Plan or (iii) result in any acceleration of the time of funding, payment or vesting of any such benefits.

(d)    No Transpro Benefit Plan or trust has been terminated, nor has there been any "reportable event" as defined in Section 4043 of ERISA with respect to any Transpro Benefit Plan that has not been waived which would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect. None of Transpro, its Subsidiaries or any Transpro ERISA Affiliate has ever incurred a "complete withdrawal" or a "partial withdrawal" (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) with respect to any multiemployer plan. No termination proceedings have been threatened or initiated with respect to any Transpro Benefit Plan.

5.17    Intellectual Property. Transpro and its Subsidiaries own, or have the right to use without infringing or violating the rights of any third parties, except where such infringement or violation would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect: (i) each trademark, trade name, brand name, service mark or other trade designation used, owned or licensed by or to Transpro or any of its Subsidiaries, each patent, copyright and similar intellectual property owned or licensed to or by Transpro or one of its Subsidiaries, and each license, royalty, assignment or other similar agreement and each registration and application relating to the foregoing that is material to the conduct of the business of Transpro and its Subsidiaries taken as a whole; and (ii) each agreement relating to technology, know-how or processes that Transpro or its Subsidiaries is licensed or authorized to use, or which it licenses or authorizes others to use, that is material to the conduct of the business of Transpro and its Subsidiaries taken as a whole (collectively, the "Transpro Intellectual Property"). No consent of any third party will be required for the use by the Surviving Corporation or its Subsidiaries of the Transpro Intellectual Property after the Effective Time. No claim has been asserted by any Person against Transpro or any of its Subsidiaries regarding the ownership of or the right to use any Transpro Intellectual Property or challenging the rights of Transpro or any of its Subsidiaries with respect to any of the Transpro Intellectual Property which would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect.

5.18    Environmental Liability. Except for such of the following as would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, there are no legal, administrative, arbitral or other Actions of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Transpro of any liability or obligation arising under common law relating to the Environment or under any Environmental Law, pending or, to the Knowledge of Transpro, threatened against Transpro. To the Knowledge of Transpro, there is no reasonable basis for any such Action that would impose any liability or obligation that would, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, Transpro is not subject to any Order by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing.

5.19    Material Contracts. Neither Transpro nor any of its Subsidiaries is a party to or bound by (a) any "material contract" as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC or any agreement, contract or commitment that would be such a "material contract" but for the exception for contracts entered into in the ordinary course of business or (b) any non-competition agreement or any other agreement or obligation that materially limits or will materially limit Transpro or any of its Subsidiaries from engaging in their businesses. Each of the "material contracts" (as defined above) of Transpro and its Subsidiaries is valid and in full force and effect and neither Transpro nor any of its Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any such "material contract." To Transpro's Knowledge, the other party to any "material contract" described in this Section 5.19 is not in material breach of or default under such "material contract."

5.20    State Takeover Laws. The Transpro board of directors has approved this Agreement and the Transactions as required to render DGCL Section 203 and any similar "takeover" or "interested stockholder" Law inapplicable to the Agreement and the Transactions.

5.21    Ownership of Modine Common Stock. Transpro, together with its affiliates and associates (as those terms are defined in Sections 180.0103(1), 180.1130(1) and 180.1140(2) of the WBCL and in Rule 12b-2 promulgated under the Exchange Act), is not, nor by its own actions will it or any of its affiliates or associates become prior to the Effective Time, the beneficial owner of any shares of Modine Common Stock. As of the date of this Agreement, the Persons listed in Section 5.21 of the Transpro Disclosure Schedule are not currently affiliates (as so defined). Transpro is not, nor will it by its own actions become prior to the Effective Time, a "significant shareholder" or an "interested stockholder" with respect to Modine, as those terms are defined in Sections 180.1130(11) and 180.1140(8), respectively, of the WBCL.

5.22    Labor Relations. As of the date of this Agreement, (i) none of Transpro and its Subsidiaries is a party to any collective bargaining agreement, (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, no labor organization or group of employees of Transpro has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Transpro, threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority and (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Transpro Material Adverse Effect, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of Transpro, threatened against or involving any of Transpro or its Subsidiaries.

5.23    Customers. (a) Between January 1, 2004 and the date hereof, no material customer or group of customers (whether or not related) of Transpro or any of its Subsidiaries has canceled or otherwise terminated its contract or relationship with Transpro or any of its Subsidiaries or has at any time decreased significantly its purchases of the products of Transpro or any of its Subsidiaries and, to the Knowledge of Transpro, there has been no material adverse change in the business relationship of Transpro or any of its Subsidiaries with any material customer or group of customers (whether or not related) of Transpro or any of its Subsidiaries. To the Knowledge of Transpro, no such customer or group of customers intends to cancel or otherwise terminate its relationship with Transpro or any of its Subsidiaries or to decrease significantly its purchases of the products of Transpro or its Subsidiaries, except for such of the foregoing arising after the date hereof as would not, individually or in the aggregate, have a Transpro Material Adverse Effect.

(b)    To the Knowledge of Transpro, there is no dispute with any material customer or group of customers (whether or not related) or delays or other problems in connection with any products sold or services rendered by Transpro or any of its Subsidiaries to any material customer or group of customers (whether or not related) that have given rise or could reasonably be expected to give rise to a liability or the need to provide additional products or services for the customer or group of customers involved, in each case that would, individually or in the aggregate, have a Transpro Material Adverse Effect.

5.24    Voting Requirements; Approval; Board Approval. (a) Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Transpro

Common Stock entitled to vote, (ii) the adoption of the amendments contained in the Certificate of Incorporation pursuant to Section 2.4, if required by applicable Law, by the affirmative vote of the holders of a majority of the outstanding shares of Transpro Common Stock entitled to vote (the "Charter Amendment"), and (iii) the authorization of the issuance of Surviving Corporation Common Stock pursuant to this Agreement under Rule 712 of the American Stock Exchange (the "AMEX Stock Issuance") by the affirmative vote of a majority of total votes cast by the holders of Transpro Common Stock (collectively, the "Transpro Stockholder Approval"), no other vote of any class or series of Transpro's capital stock is necessary to approve and consummate the Transactions.

(b)    The board of directors of Transpro has, at a meeting duly called and held, by unanimous vote, (i) determined that the Merger is advisable and in the best interest of Transpro and the Transpro Stockholders, (ii) approved this Agreement, (iii) resolved to recommend (the "Transpro Board Recommendation") that the Transpro Stockholders vote in favor of (A) adopting this Agreement, (B) the Charter Amendment, and (C) the AMEX Stock Issuance, and (iv) directed that (A) this Agreement and the Transactions be submitted to the Transpro Stockholders for adoption at a duly held meeting of such stockholders and (B) the Charter Amendment (if required by applicable Law) and the AMEX Stock Issuance be submitted to the Transpro Stockholders for adoption and approval at a duly held meeting of such stockholders.

5.25    Opinion of Transpro Financial Advisor. Transpro has received the opinion of Wachovia Capital Markets, LLC, dated the date of this Agreement, to the effect that, as of such date, and subject to the matters set forth therein, the consideration to be paid to Newco Shareholders in the Merger is fair, from a financial point of view, to Transpro. Such opinion has not been amended or rescinded as of the date of this Agreement.

VI. COVENANTS

6.1    Covenants of Transpro. During the period from the date of this Agreement and continuing until the Effective Time, Transpro agrees as to itself and its Subsidiaries that (except as required or otherwise expressly contemplated or permitted by this Agreement or Section 6.1 (including its subsections) of the Transpro Disclosure Schedule or as required by a Governmental Entity or to the extent that Modine otherwise consents in writing in its sole discretion):

(a)    Ordinary Course. Transpro will, and will cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted and use all reasonable efforts to preserve intact their present business organizations, keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses will not be materially impaired at the Effective Time, except that no action by Transpro or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 6.1 will be a breach of this Section 6.1(a) unless such action would constitute a breach of one or more of such other provisions; and provided further, however, that Transpro will be entitled to make such accounting entries in respect of the business of G&O Manufacturing as are appropriate to reflect Transpro's retention of certain liabilities under Section 3.4. Without limiting the generality or effect of the foregoing, (i) Transpro will, and will cause its Subsidiaries to, manage their respective working capital (including the timing of payment of accounts payable, collection of accounts receivable and the purchase and management of inventory) in the ordinary course consistent with past practice except as to the settlement of "Intercompany Accounts" (as defined in the OEM Acquisition Agreement), which will be permitted to occur prior to the Effective Time; and (ii) other than in connection with acquisitions permitted by Section 6.1(d) or investments permitted by Section 6.1(f), Transpro may not, and will not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

(b)    Dividends; Changes in Share Capital. Transpro will not, and will not permit any of its Subsidiaries to, (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiaries of Transpro, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Transpro which remains a wholly owned Subsidiary after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for transactions pursuant to the terms of the Transpro Series B Preferred Stock or Transpro Options outstanding as of the Measurement Date.

(c)    Governing Documents. Except to the extent required to comply with its obligations hereunder or with applicable Laws, Transpro will not amend or propose to amend its certificate of incorporation, bylaws or other governing documents and Transpro will cause G&O Manufacturing not to amend its certificate of incorporation, bylaws or other governing documents.

(d)    No Acquisitions. Without first informing Modine, Transpro will not, and will not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets in the ordinary course of business consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor) if such acquisition either would be required to be approved by the Transpro board of directors under applicable Law or is of the type that would be considered by the Transpro board of directors in accordance with its past practice; provided, however, that the foregoing will not require prior notice to Modine in respect of (i) internal reorganizations or consolidations involving existing Transpro Subsidiaries, (ii) the creation of new direct or indirect wholly owned Subsidiaries of Transpro organized to conduct or continue activities otherwise permitted by this Agreement, or (iii) the transactions contemplated by this Agreement; provided, further, that no acquisition that would become part of the OEM Business may be made without Modine's consent.

(e)    No Dispositions. Other than (i) internal reorganizations or consolidations involving existing Transpro Subsidiaries (with respect to which, to the extent involving the OEM Business, Transpro will reasonably consult with Modine), (ii) as may be required by or in conformance with applicable Laws in order to permit or facilitate the consummation of the Transactions, or (iii) the disposition of the Transpro A/C Business, without first informing Modine, Transpro will not, and will not permit any of the Transpro Subsidiaries to, sell, lease, license or otherwise encumber or subject to any Encumbrance or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Encumbrance or otherwise dispose of, any assets (including capital stock of any of the Transpro Subsidiaries, but excluding inventory and obsolete equipment in the ordinary course of business consistent with past practice) if such sale, lease, license, encumbrance or disposition either would be required to be approved by the Transpro board of directors under applicable Law or is of the type that would be considered by the Transpro board of directors in accordance with its past practice; provided, however, that no such sale, lease, license, encumbrance or disposition of assets that are part of the OEM Business may be made without Modine's consent.

(f)    Investments; Indebtedness. Without first informing Modine, Transpro will not, and will not permit any of the Transpro Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) investments by Transpro or any Transpro Subsidiary to or in Transpro or any Transpro Subsidiary, or (B) pursuant to any contract or other legal obligation of Transpro as in effect at the date of this Agreement, or (C) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business; or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement (other than pursuant to its existing credit facility or any renewal or refinancing thereof) if such loan, advance, capital contribution, investment or indebtedness either would be required to be approved by the Transpro board of directors under applicable Law or is of the type that would be considered by the Transpro board of directors in accordance with its past practice; provided, however, under no circumstances will any action described in clause (ii) be permitted without Modine's consent if such action relates to or would affect the OEM Business.

(g)    Tax-Free Qualification. Transpro will use its reasonable best efforts not to, and will use its reasonable best efforts not to permit any of its Subsidiaries to, take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 6.1) that would (i) prevent the Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) cause to be untrue any of the factual statements or representations made in the IRS Private Letter Ruling.

(h)    No Related Actions. Transpro will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing actions.

6.2    Covenants of Modine and Newco. During the period from the date of this Agreement and continuing until the Effective Time, Modine, as to the Aftermarket Business, and Newco each agrees that (except for the Contribution, the Spin Off, the Merger, as required or otherwise expressly contemplated or permitted by this Agreement or Section 6.2 (including its subsections) of the Modine Disclosure Schedule, as required by a Governmental Entity, as described in the IRS Private Letter Ruling or to the extent that Transpro otherwise consents in writing in its sole discretion):

(a)    Ordinary Course. Modine will, and will cause each of the Modine Companies to, carry on the Aftermarket Business in the ordinary course, in substantially the same manner as heretofore conducted and use all reasonable efforts to preserve intact their present business organizations that relate to the Aftermarket Business, keep available the services of the current officers and other key employees of the Aftermarket Business and preserve their relationships with customers, suppliers and others having business dealings with them or the Aftermarket Business to the end that the Aftermarket Business will not be materially impaired at the Effective Time; provided, however, that no action by Modine or any of the Modine Companies with respect to matters specifically addressed by any other provision of this Section 6.2 will be deemed a breach of this Section 6.2(a) unless such action would constitute a breach of one or more of such other provisions; and provided further, however, that Modine will be entitled to make such accounting entries in respect of the Aftermarket Business as are appropriate to reflect Modine's retention of certain liabilities under Section 3.4. Without limiting the generality or effect of the foregoing, (i) Modine will, and will cause the Modine Companies to, manage Working Capital (including the timing of payment of accounts payable, collection of accounts receivable and the purchase and management of Inventory) in the ordinary course consistent with past practice other than as to the settlement of Intercompany Accounts, which will be permitted to occur prior to the Effective Time; and (ii) other than in connection with acquisitions permitted by Section 6.2(e) or investments permitted by Section 6.2(g), Modine will not, and Modine will not permit any of the Modine Companies to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

(b)    Dividends; Changes in Share Capital. Modine will not permit Newco or any of Newco's Subsidiaries to, (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of their capital stock that will be payable after the Effective Time, (ii) split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of their capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of their capital stock or any securities convertible into or exercisable for any shares of their capital stock.

(c)    Issuance of Securities. Following the Spin Off and prior to the Effective Time, Newco will not, and will not permit any of its Subsidiaries to, issue, deliver, sell, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, pledge or Encumbrance of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing.

(d)    Governing Documents. Except to the extent required to comply with its obligations hereunder or with applicable Laws, Newco will not, and Modine will cause Newco not to, amend or propose to amend its certificate of incorporation, bylaws or other governing documents.

(e)    No Acquisitions. Each of Modine and Newco will not, and Modine will not permit any of the Modine Companies to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets used in the operations of the Aftermarket Business in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor), in each case, that would be part of the Aftermarket Business; provided, however, that the foregoing will not prohibit (i) internal reorganizations or consolidations involving existing Modine Companies, (ii) the creation of new direct or indirect wholly owned Subsidiaries of Modine organized to conduct or continue activities otherwise permitted by this Agreement, or (iii) the transactions contemplated by the OEM Acquisition Agreement.

(f)    No Dispositions. Other than (i) internal reorganizations or consolidations involving existing Modine Companies (with respect to which Modine will reasonably consult with Transpro), (ii) as may be required by or in conformance with applicable Laws in order to permit or facilitate the consummation of the Transactions, or (iii) as a result of any implementation of a customer sponsored program to factor accounts receivable due from National Automotive Parts Association (provided that the aggregate amount of such accounts receivable does exceed $2.5 million between the date hereof and the Closing Date), each of Modine and Newco will not, and Modine will not permit any of the Modine Companies to, sell, lease, license or otherwise encumber or subject to any Encumbrance or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Encumbrance or otherwise dispose of, any assets that are part of the Aftermarket Business (including capital stock of any of the Modine Companies, but excluding inventory and obsolete equipment in the ordinary course of business consistent with past practice).

(g)    Investments; Indebtedness. Unless permitted or required by the Contribution Agreement, each of Modine and Newco will not, and Modine and Newco will not permit any of the Modine Companies to, (i) make any loans, advances or capital contributions to, or investments in, any other Person that will be included in the Aftermarket Business, other than (A) investments by any Modine Company to or in any other Modine Company, (B) pursuant to any contract or other legal obligation as in effect at the date of this Agreement, or (C) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business; or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement that will be included in the Aftermarket Liabilities other than pursuant to the assumption of certain repayment obligations contemplated under Section 6.25.

(h)    Tax-Free Qualification. Modine and Newco will use their reasonable best efforts not to, and will use their reasonable best efforts not to permit any of their Subsidiaries to, take any action (including any action otherwise permitted by this Section 6.2) that would (i) prevent the Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) cause to be untrue any of the factual statements or representations made in the IRS Private Letter Ruling.

(i)    Compensation. Except (y) as required by applicable Laws or by the terms of any collective bargaining agreement or other agreement currently in effect that relates to any of the Modine Companies or the Aftermarket Business or any of their employees or (z) in the ordinary course of business consistent with past practice, Modine will not, and will not permit any of the Modine Companies to, increase the amount of compensation or employee benefits of any director of a Modine Company or any Aftermarket Employee, pay any pension, retirement, savings or profit-sharing allowance to any Aftermarket Employee that is not required by any existing plan or agreement, enter into any Contract with any Aftermarket Employee regarding his or her employment, compensation or benefits, increase or commit to increase any employee benefits for Aftermarket Employees, issue any additional Modine Options, adopt or amend or make any commitment to adopt or amend, other than amendments required by Law, any Modine Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Modine Benefit Plan for the benefit of Aftermarket Employees. Modine will not accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, except as required by applicable Laws or in the ordinary course of business or in accordance with this Agreement or the Ancillary Agreements, and any option committed to be granted or granted after the date hereof will not accelerate as a result of the approval of consummation of any transaction contemplated by this Agreement or the Ancillary Agreements.

(j)    Accounting Methods; Income Tax Elections. Except as disclosed in Modine SEC Reports or as reflected in the Aftermarket Financial Statements, as required by a Governmental Entity or as required by changes in GAAP as concurred in by Modine's independent public accountants, Modine will not make, and Modine will not permit any of the Modine Companies to make, any material change in method of accounting in effect at January 1, 2004 that applies to the Aftermarket Business. Modine will not, and will not permit any of the Modine Companies to, (i) change its fiscal year or (ii) make any material Tax election or settle or compromise any material income Tax liability with respect to matters that will be a liability of Newco or any of its Subsidiaries after the Spin Off, other than in the ordinary course of business consistent with past practice.

(k)    Certain Agreements and Arrangements. Modine will not, and will not permit any of the Modine Companies to, enter into any Contract that will limit or otherwise restrict, after the Effective Time, the Surviving Corporation or any of its Subsidiaries (including any that are Modine Companies), or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area, which agreements or arrangements, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries following the Merger.

(l)    No Related Actions. Modine and Newco will not, and Modine will not permit any of the Modine Companies to, agree or commit to do any of the foregoing actions.

(m)    Newco Business. Prior to the Effective Time, Newco will not engage in any business other than the Aftermarket Business as currently conducted.

6.3    Reports; SEC Reports; Interim Financial Information. (a) Between the date of this Agreement and the Effective Time, and subject to Section 6.4, each of Modine (with respect to the Aftermarket Business) and Transpro will (a) confer on a regular and frequent basis with the other and (b) report to the other (to the extent permitted by Law or any applicable confidentiality agreement) on operational and other business matters. Each of Modine and Transpro will file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and will notify the other parties of all such filings promptly after the same are filed.

(b)    Prior to the Closing, Modine will provide Transpro (i) within a reasonable period after it closes its books for each monthly (or other) accounting period for the Aftermarket Business, with unaudited balance sheets and profit and loss statements for such period, and (ii) with unaudited balance sheets and profit and loss statements for the three-month period ending on the last day of Modine's fiscal quarter ending prior to the Closing Date, in each case as they relate solely to the Aftermarket Business. Such financial information will be in substantially the same format and prepared on substantially the same basis as the comparable portions of the Aftermarket Audited Financial Statements, except that such information may exclude footnotes and will be subject to normal year-end adjustments in amounts that are immaterial in nature and amounts consistent with past experience.

(c)    Prior to the Closing, Transpro will provide Modine, within a reasonable period after it closes its books for each monthly (or other) accounting period, with unaudited balance sheets and profit and loss statements for such period. Such financial information will be in substantially the same format and prepared on substantially the same basis as the comparable portions of Transpro's most recent audited financial statements, except that such information may exclude footnotes and are subject to normal audit adjustment. At a mutually agreed to time after the date of this Agreement but before the Closing, Modine will be permitted to cause its accountants to perform the verification procedures described on Exhibit 6.3(c) in respect of the financial statements of the OEM Business that are described on Exhibit 6.3(c). All reasonable expenses incurred by Modine in connection with the verification by Modine's accountants of the financial statements referred to in the immediately preceding sentence will be paid by Transpro.

(d)    Without limiting Section 6.3(b) or (c), at a mutually agreeable time prior to the Closing, Modine and Transpro will each deliver to the other supporting information in a form reasonably acceptable to the other party confirming financial summaries previously provided to such other party. Nothing in this Section 6.3 will limit Transpro's or Modine's rights or obligations under Section 2.6 or 10.5 of the OEM Acquisition Agreement or under Section 3.5 or 6.13.

6.4    Control of Other Party's Business. Nothing contained in this Agreement or in any of the Ancillary Agreements will give Modine, directly or indirectly, the right to control or direct Transpro's operations prior to the Effective Time or the OEM Business prior to the OEM Closing. Nothing contained in this Agreement or in any of the Ancillary Agreements will give Transpro, directly or indirectly, the right to control or direct Modine's operations or the Aftermarket Business prior to the Effective Time. At all times relevant hereto, each of Modine and Transpro will exercise, consistent with the terms and conditions of this Agreement and the Ancillary Agreements, complete control and supervision over its respective operations.

6.5    Efforts to Close; Antitrust Clearance. (a) Each of Modine, Newco and Transpro will use its reasonable best efforts to cause all of the conditions, as specified in Article VII, to the obligations of the other to consummate the Transactions to be met as soon as practicable after the date of this Agreement.

(b)    Each of Modine, Newco and Transpro will comply fully with all applicable notification, reporting and other requirements under any Law or Order. On January 5, 2005, each of Modine and Transpro filed the required notification pursuant to the HSR Act and, within 10 Business Days after the date of this Agreement, each of Modine and Transpro will file such other required notifications with the appropriate Governmental Entities, in each case pursuant to and in compliance with the respective Antitrust Laws. Modine and Transpro will as soon as practicable file any additional information reasonably requested by any Governmental Entity.

(c)    Each of Modine, Newco and Transpro will use its reasonable best efforts to obtain, as soon as practicable, the Authorizations and third party consents that may be or become necessary for the performance of its obligations under this Agreement, the Ancillary Agreements and the consummation of the Transactions and will cooperate fully with each other in promptly seeking to obtain such Authorizations and third party consents, except that no such party hereto will be required to make any material expenditures in connection with its obligations under this subsection (c).

(d)    In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, if any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by any Governmental Entity or any other Person challenging any of the Transactions as violative of any Antitrust Law, each of Modine, Newco and Transpro will use its reasonable best efforts to resolve such objections or challenges as such Governmental Entity or other Person may have to the Transactions. In connection with the foregoing, each of Modine, Newco and Transpro will cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions, including vigorously defending in litigation on the merits any claim asserted in any court by any party through a final and nonappealable judgment. In furtherance and not in limitation of the foregoing, each of Modine, Newco and Transpro (and to the extent required by any Governmental Entity, its respective Subsidiaries and Affiliates over which it exercises control) will be required to pursue a reasonable resolution with any Governmental Entity and if acceptable to any Governmental Entity, enter into a settlement, undertaking, consent decree, stipulation or other agreement with such Governmental Entity regarding antitrust matters in connection with the Transactions (each a "Settlement"). Notwithstanding anything else contained in this Agreement, none of Modine, Newco and Transpro will be required to enter into any Settlement that requires Modine, Newco or Transpro to sell or otherwise dispose of the Aftermarket Assets or any assets of Transpro or its Subsidiaries (any such action, a "Divestiture") if such party's board of directors determines in good faith that such Divestiture would have a material adverse effect on the pro forma combined business of the Surviving Corporation.

(e)    Immediately following the execution of this Agreement, Modine will adopt this Agreement as the sole stockholder of Newco.

(f)    Modine and Transpro may mutually agree in writing to modify the structure, sequence or timing of the Transactions at any time prior to receipt of the Transpro Stockholder Approval or at any time thereafter if, with appropriate disclosure and if required by applicable Law, any further approval thereof is obtained from the Transpro Stockholders, in each case, in order to ensure that (a) the Contribution and Spin Off are tax-free to Modine and the Modine Shareholders under Sections 355 and 368 and related provisions of the Code, (b) the Merger qualifies as a tax-free reorganization within the meaning of Section 368 and related provisions of the Code, and (c) the proposed accounting treatment for the Merger and the tax treatment to Transpro, Modine, the Transpro Stockholders or the Modine Shareholders remains as contemplated on the date hereof. Modine and Transpro agree to (i) consider in good faith the request of the other party to revise the structure, sequence or timing of the Transactions contemplated in this Agreement and the Ancillary Agreements, in each case, that are necessary to satisfy clauses (a)–(c) of the immediately preceding sentence and (ii) upon mutual written agreement in respect of such request, take any action and make such other changes contemplated by such request.

6.6    Confidentiality. (a) The parties acknowledge that in connection with this Agreement, the Ancillary Agreements and the Transactions, the parties have disclosed, and will disclose, to each other technical and business information which the parties consider proprietary and confidential. This information may include, by way of example and without limitation, new products, commercial plans, financial projections, technical or non-technical data, financial data, know-how, formulae, processes, patterns, strategies, compilations, programs, devices, methods, techniques, drawings, designs, sketches, photographs, plans, specifications, samples, reports, pricing information, lists of actual or potential customers and suppliers, studies, findings, inventions, ideas and trade secrets. Such information is herein referred to as the "Information." The parties agree that (i) after the Effective Time, Information relating to the Aftermarket Business will be Information of the Surviving Corporation and Modine will be deemed to be the Receiving Party and Transpro will be deemed to be the Disclosing Party of such Information for purposes of Section 6.6(b) and (ii) after the OEM Closing, Information relating to the OEM Business will be information of G&O Manufacturing and Transpro will be deemed to be the Receiving Party and Modine will be deemed to be the Disclosing Party of such Information for purposes of Section 6.6(b).

(b)    Each party receiving Information (the "Receiving Party") recognizes and acknowledges (i) that Information of the other party may be commercially valuable proprietary products of such party, the design and development of which may have involved the expenditure of substantial amounts of money and the use of skilled development experts over a long period of time and which afford such party a commercial advantage over its competitors; (ii) that the loss of this competitive advantage due to unauthorized disclosure or use of Information of such party may cause great injury and harm to such party; and (iii) that the restrictions imposed upon the parties under this Section 6.6 are necessary to protect the secrecy of Information and to prevent the occurrence of such injury and harm. Accordingly, the parties agree that:

(i)    Information disclosed to the Receiving Party will be received and held in confidence by the Receiving Party and such Receiving Party will not, without the prior written consent of the party from whom such Information was obtained (the "Disclosing Party"), disclose, divulge or permit any unauthorized person to obtain any Information disclosed by the Disclosing Party (whether or not such Information is in written or tangible form);

(ii)    the Receiving Party will take such steps as may be reasonably necessary to prevent the disclosure of Information to others; and

(iii)    the Receiving Party will use the Information only in connection with the Transactions unless otherwise authorized in writing by the Disclosing Party.

(c)    The commitments set forth above will not extend to any portion of Information:

(i)    which is already known to the Receiving Party (other than by virtue of the Receiving Party having been the Disclosing Party of such Information prior to the OEM Closing or the Effective Time, as the case may be), or is information generally available to the public; or

(ii)    which, hereafter, through no act on the part of the Receiving Party, becomes generally available to the public; or

(iii)    which corresponds in substance to a disclosure furnished to the Receiving Party by any third party having a bona fide right to do so and not having any confidential obligation, direct or indirect, to the Disclosing Party with respect to the same; or

(iv)    which is required to be disclosed by Law, provided that the Receiving Party provides reasonable prior written notice of such required disclosure to the Disclosing Party.

(d)    The commitments set forth in this Section 6.6 will promptly and automatically terminate in their entirety on the third anniversary of the earlier of (i) the termination of this Agreement pursuant to Section 8.1 and (ii) the date on which the last Ancillary Commercial Agreement terminates or expires by its terms (the "Confidentiality Expiration Date"). Upon execution of this Agreement, the parties' commitments in Section 2 of the Confidentiality Agreement will terminate and be of no further force and effect.

6.7    Cooperation in Litigation. For a period of five years after the Effective Time, Modine and the Surviving Corporation will, in the defense of any third-party Action relating to the Aftermarket Business, make available during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records of the Aftermarket Business reasonably necessary to permit the effective defense or investigation of such Action. If information other than that pertaining to the Aftermarket Business is contained in such records, Modine and the Surviving Corporation will either agree that such information may be omitted or redacted by the producing party or will enter into appropriate secrecy commitments to protect such information.

6.8    Cooperation in Tax Matters. (a) Following the Effective Time, none of Newco and its Affiliates (including the Surviving Corporation) will take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken, which action or failure to act would (i) prevent the Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) cause to be untrue any of the factual statements or representations made in the IRS Private Letter Ruling.

(b)    Following the Effective Time, Modine and Newco will make available to each other during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records of the Aftermarket Business reasonably necessary in connection with: filing any Tax Return, amended return or claim for refund; determining a liability for Taxes or a right to refund for Taxes; or conducting an audit or other proceeding in respect of Taxes.

6.9    Cooperation of Third Parties. Where the cooperation of third parties such as insurers or trustees would be necessary in order for a party hereto to completely fulfill its obligations under this Agreement and the Ancillary Agreements, such party hereto will use its reasonable best efforts to cause such third parties to provide such cooperation, except that no such party hereto will be required to make any material expenditure in connection with its obligations under this Section 6.9.

6.10    Additional Documents. From time to time after the Effective Time, Modine and Newco will, and will cause their officers, attorneys, accountants and other respective representatives and Affiliates over which they exercise control to, execute and deliver, without further consideration, such documents as may be reasonably necessary or advisable in connection with the consummation of the Transactions.

6.11    Access. (a) From the date hereof to the OEM Closing or the Effective Time, as applicable, each of Modine and Transpro will allow all designated officers, attorneys, accountants and other representatives of Modine or Transpro, as the case may be, access at reasonable times upon reasonable notice and in a manner as will not adversely impact the conduct of the business of Modine or the Aftermarket Business or the business of Transpro or the OEM Business, as the case may be, to the personnel, records, files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the OEM Business and Transpro or the Aftermarket Business and Modine, as the case may be, including inspection of such properties, other than for purposes of environmental investigations, testing and due diligence, which will be governed exclusively by Section 6.11(b).

(b)    From the date hereof to the OEM Closing, Modine will have the right to conduct further reasonable environmental investigations, testing and due diligence ("Additional Environmental Diligence") with respect to Transpro's Jackson, Mississippi facility (the "Jackson Facility"). From the date hereof to the Effective Time, Transpro will have the right to conduct reasonable Additional Environmental Diligence with respect to Modine's Mill, Netherlands facility (the "Netherlands Facility"). Each of Transpro and Modine agrees to provide access to such facilities for such purpose at reasonable times upon reasonable notice (including as to the scope of the Additional Environmental Diligence) and in a manner as will not adversely impact the conduct of the business of Modine, Transpro, the Aftermarket Business or the OEM Business, as applicable. In conducting the Additional Environmental Diligence, Modine and Transpro will be entitled to take split samples at the Jackson Facility and Netherlands Facility, respectively; provided, however, that all sampling results taken in connection with the Additional Environmental Diligence must be provided to the other party hereto within five calendar days after the applicable party's receipt thereof. At the conclusion of the Additional Environmental Diligence, Modine (with respect to the Jackson Facility) and Transpro (with respect to the Netherlands Facility) will restore the surface of the applicable facility to substantially the same condition as before the performance of the Additional Environmental Diligence. Such restoration will include, but not be limited to, proper abandonment of any monitoring wells installed in conducting the Additional Environmental Diligence. Notwithstanding any other provision hereof, each of Modine and Transpro will be solely responsible for all out-of-pocket costs and expenses incurred in conducting their respective Additional Environmental Diligence, and each of Transpro and Modine will be solely liable for any injuries or other losses suffered or incurred by or caused by the individuals conducting such Environmental Due Diligence on its behalf.

(c)    No investigation pursuant to this Section 6.11 will affect any representation or warranty given by any party hereunder, and, notwithstanding the provision of information or investigation by any party, no party will be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party will be required to provide any information which it reasonably believes it may not provide to the other party by reason of applicable Law, which such party reasonably believes constitutes information protected by attorney/client privilege or which it is required to keep confidential by reason of Contracts with third parties. The parties hereto will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Modine, Transpro and Newco agrees that it will not, and will cause its respective representatives not to, use any information obtained pursuant to this Section 6.11 for any purpose unrelated to the consummation of the Transactions. All information provided by a party to the other party hereunder will be subject to the confidentiality provisions of Section 6.6.

6.12    Public Announcements. Prior to the Effective Time, Modine, Newco and Transpro will endeavor to consult with each other in good faith before issuing any press releases or otherwise making any public statements, and before and after the Effective Time Modine, Newco and Transpro will consult with each other before communicating with employees, customers, suppliers or other Persons, in either case with respect to this Agreement or the Transactions, and none of them will issue any such press release or make any such public statement or communication without the prior approval of the other, except as may be required by Law or by obligations pursuant to any listing agreement with any national securities market or exchange; provided, however, that each party will be entitled to make such disclosures as are necessary to obtain the Authorizations and third party consents required to be obtained pursuant to Section 6.5(c) or any Ancillary Agreement.

6.13    Working Capital; Total Cash. (a) Prior to the 45th calendar day after the Closing (the "Verification Date"), Transpro and its representatives will have the right to verify the Deliverables and the Total Cash. If the Total Cash was greater than $6.3 million (an "Overage"), then Transpro will pay to Modine the amount of the excess and if the Total Cash was less than $6.3 million (a "Shortfall"), then Modine will pay to Transpro the amount of the deficiency, in each case as described in this Section 6.13. In the event Transpro determines that a Shortfall existed or that Modine breached Section 6.2(a), Transpro will notify (the "Shortfall/Damages Notice") Modine of the aggregate amount (the "Shortfall/

Damages Amount") of such Shortfall and Damages related to such breach. Furthermore, if prior to the Verification Date, Modine determines that an Overage existed, it will notify (the "Overage Notice") Transpro of the amount of such Overage.

(b)    If Modine disagrees with any item in the Shortfall/Damages Notice or Transpro disagrees with the Overage Notice, such party (the "Objecting Party") may, within 15 calendar days after delivery of the Shortfall/Damages Notice or the Overage Notice, as the case may be, deliver a notice to the other disagreeing with such item. Any such notice of disagreement will, to the extent reasonably practicable, specify in reasonable detail those items or amounts as to which there is disagreement, and will set forth in detail the Objecting Party's calculation of those items or amounts, together with an explanation of the disagreement. Upon delivery of any such notice by Modine, Modine will be deemed to have agreed with (and the Independent Accountants described in Section 6.13(c), if any, will be deemed to be bound by) all other items and amounts contained in the Shortfall/Damages Notice that are not specifically the subject of disagreement in any notice of disagreement delivered by Modine as provided above.

(c)    If a notice of disagreement is delivered pursuant to Section 6.13(b), Modine and Transpro will, during the 10 calendar days following such delivery, use reasonable efforts to reach agreement on the disputed items or amounts. If Modine and Transpro are unable to reach such agreement during such period, they will promptly thereafter cause independent accountants of nationally recognized standing reasonably satisfactory to Modine and Transpro (who do not have any material relationship with Modine, Transpro or any of their respective Affiliates) (the "Independent Accountants"), promptly to review this Agreement and the disputed items or amounts in the Shortfall/Damages Notice and/or the Overage Notice for the purpose of calculating the Shortfall/Damages Amount and/or the Overage, as applicable. In making such calculation, such Independent Accountants will consider only those items or amounts as to which an Objecting Party has delivered a notice of disagreement. Such Independent Accountants will deliver to Modine and Transpro, as promptly as practicable, a report that sets forth the Independent Accountants' calculation of the Shortfall/Damages Amount and/or the Overage, as applicable. Such report and the calculations set forth therein will be final and binding upon Modine and Transpro and their respective Affiliates and will not be subject to challenge by any of the foregoing in a court of law or otherwise. The cost of such review and report will be borne by Transpro if the difference between the Final Section 6.13 Amount and Transpro's net calculation of the Shortfall/Damages Amount and Overage is greater than the difference between the Final Section 6.13 Amount and Modine's net calculation of the Shortfall/Damages Amount and Overage, by Modine if the first such difference is less than the second such difference and otherwise equally by Modine and Transpro.

(d)    Modine and Transpro will, and will cause their respective independent accountants to, cooperate and assist in the verification and reviews referred to in this Section, including making available all necessary books, records, work papers and personnel.

(e)    "Final Section 6.13 Amount" means the net of the Shortfall/Damages Amount as shown in the Shortfall/Damages Notice and the Overage as shown in the Overage Notice, each delivered pursuant to Section 6.13(a), if no notice of disagreement with respect to either is duly delivered pursuant to Section 6.13(b), or if a notice of disagreement is duly delivered, as agreed by Modine and Transpro pursuant to Section 6.13(c) or, in the absence of such agreement, as shown in the Independent Accountants' calculation delivered pursuant to Section 6.13(c).

(f)    Payment of the Final Section 6.13 Amount, if any, will be made at a mutually convenient time and place within 10 calendar days after the Final Section 6.13 Amount has been determined, by delivery of such payment by Modine or Transpro, as the case may be, by (i) wire transfer in immediately available funds to be credited to such account as may be designated by Transpro, if such payment is required to be made by Modine or (ii) assumption by Transpro, and the immediate repayment, of the repayment obligation (but only the repayment obligation) with respect to outstanding indebtedness of Modine pursuant to the Line of Credit in an amount equal to the Final Section 6.13 Amount, if such payment is required to be made by Transpro. The Final Section 6.13 Amount will bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank's base rate. Such interest will be payable at the same time as the payment to which it relates and will be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

6.14    Restrictions on Solicitation. (a) Notwithstanding any other provision of this Agreement, and except as Modine, Newco and Transpro otherwise agree in writing, Transpro will not (and Transpro will cause its controlled Affiliates not to), for a period of five years after the date of this Agreement, solicit (other than by means of a general advertisement not directed to such employees) or otherwise induce any employees of Modine or any of its Subsidiaries (other than Aftermarket Employees as of the Effective Time but including employees of G&O Manufacturing following the OEM Closing) to enter into any type of employment or consulting arrangement or agreement. Transpro acknowledges that (i) this provision is reasonable, (ii) Modine would not enter into this Agreement without Transpro agreeing to and complying with this Section 6.14(a), (iii) Modine and its Subsidiaries would suffer irreparable harm upon Transpro's violation of this provision and (iv) Modine and its Subsidiaries will be entitled to obtain a temporary restraining order and/or injunction upon breach of this provision.

(b)    Notwithstanding any other provision of this Agreement, and except as Modine, Newco and Transpro agree otherwise in writing, Modine will not (and Modine will cause its controlled Affiliates not to), for a period of five years from the date of this Agreement, solicit (other than by means of a general advertisement not directed to such employees) or otherwise induce any employees of the Surviving Corporation or any of its Subsidiaries to enter into any type of employment or consulting arrangement or agreement, other than as described in the OEM Acquisition Agreement. Modine acknowledges that (i) this provision is reasonable, (ii) Transpro would not enter into this Agreement without Modine agreeing to and complying with this Section 6.14(b), (iii) the Surviving Corporation and its Subsidiaries would suffer irreparable harm upon Modine's violation of this provision and (iv) the Surviving Corporation and its Subsidiaries will be entitled to obtain a temporary restraining order and/or injunction upon Modine's breach of this provision.

6.15    Transpro Stockholders Meeting. Transpro will call and hold a meeting of the Transpro Stockholders (the "Transpro Stockholders Meeting") as promptly as practicable after the Form S-4 has become effective for the purpose of obtaining the Transpro Stockholder Approval.

6.16    Preparation of Proxy Statement; Form S-4. (a) As promptly as reasonably practicable after the execution of this Agreement, Transpro and Modine will prepare, and Transpro will file with the SEC, the Proxy Statement and the Form S-4 in connection with the registration under the Securities Act of the shares of Surviving Corporation Common Stock to be issued to the Newco Shareholders pursuant to the Merger. The parties hereto will use their reasonable best efforts to cause the Form S-4 to become effective as promptly as practicable, and, prior to the effective date of the Form S-4, take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Surviving Corporation Common Stock in the Merger. The parties hereto will furnish all information concerning themselves and the holders of their capital stock as required in connection with such actions and the preparation of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 has become effective, Transpro will mail the Proxy Statement to the Transpro Stockholders and Modine will mail the Proxy Statement to the Modine Shareholders. The Proxy Statement will include the Transpro Board Recommendation.

(b)    No amendment or supplement to the Proxy Statement or the Form S-4 will be made without the consent of the parties hereto (which consent will not be unreasonably withheld or delayed). The parties hereto will advise each other, promptly after any of them receives notice thereof, of the time which the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Surviving Corporation Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereon or requests by the SEC for additional information.

(c)    Transpro will provide Modine and Newco with the information concerning itself and its Affiliates, including financial statements and other financial information, in the form required to be included in the Form S-4 and the Proxy Statement (including by reason of any SEC comments thereto or subsequent requests thereon). If at any time prior to the Effective Time any information relating to Transpro or any of its respective Affiliates, officers or directors, should be discovered by Transpro which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Transpro will promptly notify Modine and Newco and, to the extent required by applicable Laws, an appropriate amendment or supplement describing such information will be promptly filed with the SEC and disseminated to the Transpro Stockholders and Modine Shareholders.

(d)    Modine and Newco will provide Transpro with the information concerning the Aftermarket Business, including financial statements and other financial information, in the form required to be included in the Form S-4 and the Proxy Statement (including by reason of any SEC comments thereto or subsequent requests thereon). If at any time prior to the Effective Time, any event or circumstance relating to the Aftermarket Business or Modine or their respective officers or directors, should be discovered by Modine and such information should be set forth in an amendment or supplement to the Form S-4 or Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Modine and Newco will promptly notify Transpro and, to the extent required by applicable Laws, an appropriate amendment or supplement describing such information will be promptly filed with the SEC and disseminated to the Transpro Stockholders and Modine Shareholders.

(e)    All documents that any of Modine, Newco and Transpro is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

6.17    Board Recommendation. Transpro's board of directors has made the Transpro Board Recommendation and will, as promptly as practicable, cause Transpro to take all lawful action to solicit the Transpro Stockholder Approval. Subject to Section 6.18(i), neither the board of directors of Transpro nor any committee thereof will withdraw or modify, or propose to withdraw or modify, in a manner adverse to Modine, the Transpro Board Recommendation.

6.18    No Solicitation. (a) Transpro and Modine will immediately cease, terminate and discontinue any discussions or negotiations with any Person conducted before the date of this Agreement with respect to any Transpro Competing Transaction and Modine Competing Transaction, respectively, and, without limitation, will promptly, following the execution of this Agreement, request the return of all confidential information provided by Transpro or Modine to all Persons who have had such discussions or negotiations or who have entered into confidentiality agreements with Transpro or Modine pertaining to a Transpro Competing Transaction or Modine Competing Transaction, as the case may be.

(b)    Prior to the Effective Time, Transpro will not, and will cause its respective Affiliates and representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Modine and its representatives) relating to any merger, consolidation, share exchange, business combination or other transaction or series of transactions involving Transpro that is conditioned on the termination of this Agreement or could reasonably be expected to preclude or materially delay the completion of the Merger (a "Transpro Competing Transaction").

(c)    Prior to the Effective Time, Modine will not, and will cause its respective Subsidiaries and representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Transpro and its representatives) relating to any merger, consolidation, share exchange, business combination or other transaction or series of transactions involving Modine or the Aftermarket Business that is conditioned on the termination of this Agreement or could reasonably be expected to preclude or materially delay the completion of the Merger (a "Modine Competing Transaction").

(d)    Each of Modine and Transpro will promptly (and in any event within two calendar days) notify the other of its or any of its officers', directors' or representatives' receipt of any inquiry or proposal relating to, respectively, a Modine Competing Transaction or a Transpro Competing Transaction, including the identity of the Person submitting such inquiry or proposal and the terms thereof.

(e)    Notwithstanding anything in this Agreement to the contrary, Transpro or its board of directors will be permitted to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written offer regarding a Transpro Competing Transaction by any such Person (which has not been withdrawn), if and only to the extent that: (i) the Transpro Stockholder Approval has not been given; (ii) Transpro has received an unsolicited bona fide written offer regarding a Transpro Competing Transaction from a third party (which has not been withdrawn) and its board of directors has determined that there is a reasonable likelihood that such Transpro Competing Transaction would constitute a Superior Transpro Proposal; (iii) its board of directors, after consultation with its outside counsel, determines in good faith that such action is required by its fiduciary duties; (iv) prior to providing any information or data to any Person in connection with a Transpro Competing Transaction by any such Person, it receives from such Person an executed confidentiality agreement containing terms Transpro determines to be substantially the same as the Confidentiality Agreement (but permitting the disclosures to Modine described in this Section 6.18(e) to be made to Modine); and (v) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, it complies with Section 6.18(d). Transpro will endeavor in good faith to keep Modine informed promptly of the status and terms of any such proposal or offer and the status and terms of any such discussions or negotiations and will promptly provide Modine with any such written proposal or offer. Transpro will use its reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken by Transpro in this Section 6.18. Nothing in this Section 6.18(e) (x) permits Transpro to terminate this Agreement (except as specifically provided in Article VIII) or (y) affects any other obligation of Transpro or Modine under this Agreement.

(f)    For purposes of this Agreement, "Superior Transpro Proposal" means a bona fide written offer regarding a Transpro Competing Transaction made by a Person other than a party hereto or its Affiliates which is on terms which the board of directors of Transpro concludes, following receipt of the advice of its financial advisors, would, if consummated, result in a transaction that is more favorable to its stockholders than the Transactions.

(g)    Notwithstanding anything in this Agreement to the contrary, Modine or its board of directors will be permitted to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written offer regarding a Modine Competing Transaction by any such Person (which has not been withdrawn), if and only to the extent that: (i) Modine has received an unsolicited bona fide written offer regarding a Modine Competing Transaction from a third party (which has not been withdrawn) and its board of directors has determined that there is a reasonable likelihood that such Modine Competing Transaction would constitute a Superior Modine Proposal; (ii) its board of directors, after consultation with its outside counsel, determines in good faith that such action is required by its fiduciary duties; (iii) prior to providing any information or data to any Person in connection with a Modine Competing Transaction by any such Person, it receives from such Person an executed confidentiality agreement containing terms Modine determines to be substantially the same as the Confidentiality Agreement (but permitting the disclosures to Transpro described in this Section 6.18(g) to be made to Transpro); and (iv) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, it complies with Section 6.18(d). Modine will endeavor in good faith to keep Transpro informed promptly of the status and terms of any such proposal or offer and the status and terms of any such discussions or negotiations and will promptly provide Transpro with any such written proposal or offer. Modine will use its reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken by Modine in this Section 6.18. Nothing in this Section 6.18(g) (x) permits Modine to terminate this Agreement (except as specifically provided in Article VIII) or (y) affects any other obligation of Transpro or Modine under this Agreement.

(h)    For purposes of this Agreement, "Superior Modine Proposal" means a bona fide written offer regarding a Modine Competing Transaction made by a Person other than a party hereto or its Affiliates which is on terms which the board of directors of Modine concludes, following receipt of the advice of its financial advisors, would, if consummated, result in a transaction that is more favorable to its stockholders than the Transactions.

(i)    No provision of this Agreement (including Section 6.17) will be deemed to prohibit (i) Transpro from publicly disclosing any information which its board of directors determines, after consultation with counsel, is required to be disclosed by Law, whether pursuant to the federal securities laws, state law fiduciary requirements or otherwise, or (ii) the Transpro board of directors from changing its recommendation in respect of the Merger if it determines, after consultation with counsel, that such action is required by its fiduciary duties; provided, however, that nothing in the preceding clause (ii) will relieve Transpro of its obligations under Section 6.15.

6.19    Notification of Certain Matters. Each of Modine and Transpro will give prompt written notice to the other of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any Action commenced or threatened in writing against, relating to or involving or otherwise affecting it or any of its Subsidiaries that relates to the consummation of the Transactions and (c) any change that would reasonably be expected to have, individually or in the aggregate, an Aftermarket Material Adverse Effect or would reasonably be expected to have, individually or in the aggregate, a Transpro Material Adverse Effect, as the case may be.

6.20    Listing. Transpro, Newco and Modine will use their reasonable best efforts to cause the shares of Surviving Corporation Common Stock to be issued in connection with the Merger to be listed on the American Stock Exchange as of the Effective Time, subject to official notice of issuance.

6.21    Affiliates. Not less than 45 calendar days prior to the Effective Time, Modine will deliver to Transpro a list of names and addresses of each person who, in Modine's reasonable judgment, may be deemed at the time this Agreement is submitted for approval by Modine as the sole stockholder of Newco to be an affiliate (within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act) of Newco. Modine will provide Transpro such information and documents as Transpro reasonably requests for purposes of reviewing such list. Modine will use its reasonable best efforts to deliver or cause to be delivered to Transpro, not later than 30 calendar days prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit 6.21, executed by each of the affiliates identified in the foregoing list. The Surviving Corporation will be entitled to place legends as specified in such affiliate letters on the certificates evidencing any shares of Surviving Corporation Common Stock to be received by such affiliates in the Merger, and to issue appropriate stop transfer instructions to the transfer agent for Surviving Corporation Common Stock consistent with the terms of such letters.

6.22    Consummation of the Spin Off and the OEM Stock Sale. Modine will use its best efforts to consummate the Spin Off on the Closing Date. Modine and Transpro will use their best efforts to consummate the OEM Stock Sale on or prior to the Closing Date.

6.23    Covenant Not to Compete. (a) For a period of five years after the Closing Date, neither Modine nor any of its controlled Affiliates will, without the prior consent of the Surviving Corporation, directly or indirectly, engage in the Restricted Business anywhere in the Territory; provided, however, that the foregoing will not restrict Modine or any of its controlled Affiliates from:

(i)    becoming an owner of less than 5% of the outstanding stock of any publicly traded corporation that engages in the Restricted Business;

(ii)    continuing its current, non-controlling investment in Radiadores Visconde Ltda. ("RVL");

(iii)    acquiring and operating a Person engaged in the Restricted Business provided that, other than as to the acquisition by Modine or one of its controlled Affiliates of a controlling interest in RVL, at the time of such acquisition the annual revenue attributable to such Restricted Business does not exceed (i) 30% of the consolidated revenue of the acquired entity for its last completed fiscal year or (ii) $50 million for its last completed fiscal year (such acquired entity, an "Exempt Restricted Person");

(iv)    upon acquiring a controlling interest in RVL, engaging in and expanding the Restricted Business as to those customers of RVL that are customers of RVL at the time Modine or its controlled Affiliate acquires a controlling interest in RVL and as to the product lines sold to such customers at such time, in each case, that are identified on a schedule to be provided by Modine to Transpro within 15 calendar days following Modine's acquisition of such controlling interest; provided, however, that the aggregate annual sales by RVL into North America to all of such customers does not exceed $20.5 million (the "RVL Cap");

(v)    acquiring and operating a Restricted Business that was the subject of an Offer with respect to which the Surviving Corporation failed to exercise its rights, as set forth in Section 6.23(b);

(vi)    designing, manufacturing, marketing, packaging and distributing thermal management products and systems to be supplied as service parts to original equipment manufacturers for any purpose, but only to the extent that (A) Modine supplied to such original equipment manufacturers the original parts that such service parts are replacing or (B) any such original equipment manufacturer independently requests or requires Modine to supply such service parts and such request or requirement is not the result of Modine directly or indirectly soliciting such a request or requirement; or

(vii)    engaging in the Restricted Business after the fifth anniversary of the Closing Date.

Notwithstanding anything to the contrary in this Agreement, Modine and its controlled Affiliates will not use the Licensed Marks or the name "Modine" (or any derivative thereof) in connection with any activities permitted by clauses (i) through (v) or clause (vii) of this Section 6.23(a) until the second anniversary of the termination or expiration of the Aftermarket License Agreement. For purposes hereof, "Restricted Business" means the design, manufacturing, marketing, packaging and distributing of thermal management products and systems to be supplied as replacement parts through the vehicular, off-highway and industrial aftermarkets. The parties agree that the covenants included in this Section 6.23 are, taken as a whole, reasonable in their geographic and temporal coverage and no party will raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenants. Modine acknowledges and agrees that in the event of a breach by Modine or any of its controlled Affiliates of the provisions of this Section 6.23, monetary damages will not constitute a sufficient remedy. Consequently, in the event of any such breach, Transpro may, in addition to any other rights and remedies existing in its favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief or other relief in order to enforce or prevent any violation of the provisions hereof.

(b)    Without limiting the generality of Section 6.23(a), if, during the period specified in Section 6.23(a), Modine directly or indirectly consummates any acquisition (by merger, consolidation, stock purchase or otherwise) of any Person other than RVL, or of all or substantially all of the assets of any such Person, that is engaged in the Restricted Business and is not an Exempt Restricted Person, then Modine will offer in writing (the "Offer") to sell all of its interests in such Person, or, if applicable, all of the assets of such Person, to the Surviving Corporation on terms and conditions that are no less favorable to the Surviving Corporation than the terms pursuant to which Modine consummated such acquisition. Modine will deliver the Offer to the Surviving Corporation promptly after Modine consummates such acquisition. At any time within the 90 calendar day period immediately following the receipt of the Offer, the Surviving Corporation may elect, by written notice to Modine, to purchase all of the interests or assets referred to above on the terms and conditions set forth in the Offer. Should the Surviving Corporation elect not to exercise its rights under this clause (b), the Surviving Corporation will provide written notice of such decision to Modine no later than the 90th calendar day following receipt of the Offer. In the event the Surviving Corporation fails to provide written notice by the 90th calendar day following receipt of the Offer, such 90th calendar day following receipt of the Offer will be deemed the date that Modine received written notice from the Surviving Corporation that it decided not to exercise its rights under this clause (b). If the Surviving Corporation elects to exercise its rights pursuant to this Section 6.23(b), then the closing of the sale and purchase contemplated by the Offer will be held at the offices of the Surviving Corporation on a date and at a time chosen by agreement of the Surviving Corporation and Modine, but in any event no later than the 90th calendar day after delivery of the Offer.

(c)    In the event that Transpro reasonably determines in good faith that there is a substantial probability that Modine has breached Section 6.23(a)(iv), Transpro may request in writing that Modine indicate whether there has been such a breach, and Modine will, within 15 calendar days after its receipt of such request, deliver to Transpro a written certification as to whether such a breach has occurred, including reasonable substantiating documentation.

6.24    Standstill. (a) As of the date of this Agreement, except as previously disclosed to Transpro in writing, none of Modine or any of its Subsidiaries beneficially owns any Transpro Common Stock or any options or other rights to acquire any such securities (collectively, "Transpro Voting Securities"). From the date of this Agreement until the Effective Time, Modine will not, and will cause its Subsidiaries not to: (i) propose or publicly announce or otherwise disclose an intent to propose (x) any form of business combination, acquisition or other transaction relating to Transpro, (y) any form of restructuring, recapitalization or similar transaction with respect to Transpro, or (z) any demand, request or proposal to amend, waive or terminate any provision of this Section 6.24(a); (ii) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any Transpro Voting Securities; (iii) make, propose or in any way participate in, any solicitation of proxies with respect to any such Transpro Voting Securities (including by the execution of action by written consent), become a participant in any election contest with respect to Transpro, seek to influence any Person with respect to any such Transpro Voting Securities or demand a copy of the list of stockholders of Transpro or other books and records of Transpro (except as permitted by Section 6.11); (iv) participate in, propose or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of any such Transpro Voting Securities or which seeks to effect control of Transpro or has the purpose of circumventing any provision of this Section 6.24(a); (v) otherwise act, alone or in concert with others (including by providing financing for another Person), to seek or to offer to control or influence, in any manner, the management, board of directors, or policies of Transpro; or (vi) make any proposal or other communication designed to compel another party to make a public announcement thereof in respect of any matter referred to in this Section 6.24(a).

(b)    For a period of five years after the date of this Agreement (the "Standstill Period"), except within the terms of a specific written request from Transpro and except as otherwise provided in this Agreement, Modine will not, and will cause its Subsidiaries not to: (i) propose or publicly announce or otherwise disclose an intent to propose (x) any form of business combination, acquisition or other transaction relating to Newco or the Surviving Corporation, (y) any form of restructuring, recapitalization or similar transaction with respect to Newco or the Surviving Corporation, or (z) any demand, request or proposal to amend, waive or terminate any provision of this Section 6.24(b); (ii) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any voting securities of Newco or the Surviving Corporation ("Surviving Corporation Securities"); (iii) make, propose or in any way participate in, any solicitation of proxies with respect to any such Surviving Corporation Securities (including by the execution of action by written consent), become a participant in any election contest with respect to Newco or the Surviving Corporation, seek to influence any Person with respect to any such Surviving Corporation Securities or demand a copy of the list of stockholders of Newco or the Surviving Corporation or other books and records of Newco or the Surviving Corporation; (iv) participate in, propose or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of any such Surviving Corporation Securities or which seeks to effect control of the other party or has the purpose of circumventing any provision of this Section 6.24(b); (v) otherwise act, alone or in concert with others (including by providing financing for another Person), to seek or to offer to control or influence, in any manner, the management, board of directors, or policies of Newco or the Surviving Corporation; or (vi) make any proposal or other communication designed to compel another party to make a public announcement thereof in respect of any matter referred to in this Section 6.24(b).

(c)    As of the date of this Agreement, except as previously disclosed to Modine in writing, none of Transpro or any of its Subsidiaries beneficially owns any Modine Common Stock or any options or other rights to acquire any such securities (collectively, "Modine Voting Securities"). During the Standstill Period, except within the terms of a specific written request from Modine and except as otherwise provided in this Agreement, Transpro will not, and will cause its Subsidiaries not to: (i) propose or publicly announce or otherwise disclose an intent to propose (x) any form of business combination, acquisition or other transaction relating to Modine, (y) any form of restructuring, recapitalization or similar transaction with respect to Modine, or (z) any demand, request or proposal to amend, waive or terminate any provision of this Section 6.24(c); (ii) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any Modine Voting Securities; (iii) make, propose or in any way participate in, any solicitation of proxies with respect to any such Modine Voting Securities (including by the execution of action by written consent), become a participant in any election contest with respect to Modine, seek to influence any Person with respect to any such Modine Voting Securities or demand a copy of the list of stockholders of Modine or other books and records of Modine; (iv) participate in, propose or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of any such Modine Voting Securities or which seeks to effect control of Modine or has the purpose of circumventing any provision of this Section 6.24(c); (v) otherwise act, alone or in concert with others (including by providing financing for another Person), to seek or to offer to control or influence, in any manner, the management, board of directors, or policies of Modine; or (vi) make any proposal or other communication designed to compel another party to make a public announcement thereof in respect of any matter referred to in this Section 6.24(c).

(d)    The parties hereby agree that, upon execution of this Agreement, their commitments in Section 5 of the Confidentiality Agreement will terminate and be of no further force or effect.

6.25    Fees and Expenses. (a) Except as otherwise provided in this Agreement or any Ancillary Agreement, if the Merger is not consummated, (i) Transpro will bear all of the Expenses of Transpro and its Affiliates, (ii) Modine will bear all of the Expenses of Modine and its Affiliates, and (iii) each of Transpro and Modine will be responsible for one-half of all Basic Deal Costs. The parties will settle the payment of Basic Deal Costs as described in the preceding sentence within 15 calendar days following the termination of this Agreement, based upon certified accountings prepared and delivered by Modine to Transpro and by Transpro to Modine, in each case itemizing Basic Deal Costs paid by Modine and Transpro, as the case may be, and their respective Affiliates and accompanied by reasonable substantiating documentation.

(b)    If the Merger is consummated, each of Transpro and Modine will be responsible for one-half of all Basic Deal Costs as set forth in this Section 6.25(b). At the Closing, each of Transpro and Modine will deliver to the other a certified accounting of all Basic Deal Costs paid by such party and its Affiliates prior to the Closing (which, in the case of Modine, will include Newco), and a good faith estimate of Basic Deal Costs to be paid by such party and its Affiliates following the Closing (which, in the case of Transpro, will include Newco), in each case accompanied by reasonable substantiating documentation. If the Basic Deal Costs of Transpro and its Affiliates exceed the Basic Deal Costs of Modine and its Affiliates, then one-half of the excess will be paid by Modine to Transpro, first by offset to Newco's assumption of certain repayment obligations under the Line of Credit as described in Section 6.25(c) and the remainder, if any, within 15 calendar days following the delivery of both such certified accountings. If the Basic Deal Costs of Modine and its Affiliates exceed the Basic Deal Costs of Transpro and its Affiliates, then one-half of the excess will be paid by Transpro to Modine by Newco's assumption of the Line of Credit as described below.

(c)    If the Merger is consummated, each of Transpro and Modine will deliver to the other a certified accounting of all Expenses paid by such party and its Affiliates prior to Closing (which, in the case of Modine, will include Newco and, in the case of Transpro, will exclude all Expenses paid to Modine's accountants in respect of the verification procedures contemplated in Section 6.3(c)), and a good faith estimate of Expenses to be paid by such party and its Affiliates following the Closing (which, in the case of Transpro, will include Newco), in each case accompanied by reasonable substantiating documentation. Concurrently with the Closing, Newco will assume from Modine and immediately pay the repayment obligation (but only the repayment obligation) with respect to outstanding indebtedness of Modine pursuant to its Amended and Restated Credit Agreement dated as of October 27, 2004, as amended, among Modine, Bank One, NA, as Agent, and the Lenders named therein, as the same may be amended from time to time and including any credit facility in replacement thereof or substitution therefor (the "Line of Credit"), in an amount equal to the lesser of Transpro's Expenses or Modine's Expenses, either (i) reduced (but not below zero) by the amount owed by Modine pursuant to Section 6.25(b) or (ii) increased by the amount owed by Transpro to Modine pursuant to Section 6.25(b). Notwithstanding the foregoing and for the avoidance of doubt, for purposes of this Section 6.25(c),

Expenses will not include any out-of-pocket costs or expenses relating to Additional Environmental Diligence conducted by Modine or Transpro, the responsibility for which is provided for in Section 6.11(b).

(d)    Except for the repayment obligations set forth in Section 6.25(c) and Section 6.25(f), nothing in this Agreement will impose any duties, obligations or liabilities on Newco or Transpro or any of their Affiliates (other than, in the case of Newco prior to the Closing, Modine) in respect of the Line of Credit.

(e)    Prior to Closing, Modine will cause Newco to take all actions necessary to relocate all of the Aftermarket Assets that are located at Modine's Racine, Wisconsin facility on the date of this Agreement to another Racine, Wisconsin location mutually acceptable to Modine and Transpro, all costs of which will be paid by Newco prior to Closing and will not be considered to be Expenses for purposes of this Agreement except for any pre-Closing rental costs paid by Newco in respect of such new location.

(f)    Modine and Transpro acknowledge that each has made and/or received, and may make and/or receive, certain payments on behalf of or at the request of the other relating to the OEM Business and the Aftermarket Business. In addition to the settlement of Basic Deal Costs and Expenses as set forth above, prior to Closing, Modine and Transpro will negotiate in good faith a settlement of all such payments made or received prior to the Closing and a procedure for settling all such payments to be made or received after the Closing. Modine and Transpro further agree that any such payments made or received in connection with the OEM Business that are of a similar nature to any such payments made or received in connection with the Aftermarket Business will be treated in the same manner with respect to settlement under this Section 6.25(f). The amount due to Modine as a result of any such settlement process, if any, will be paid by the assumption and immediate repayment of the repayment obligation under the Line of Credit in such amount in the same manner as Expenses are paid pursuant to Section 6.25(c) unless otherwise agreed to by Modine; provided, however, that under no circumstances will any amounts payable under this Section 6.25(f) be deemed to be "Expenses" or "Basic Deal Costs" for any purpose under this Agreement.

6.26    Section 16 Matters. Prior to the Effective Time, each of Modine and Transpro will take all such steps as may be required to cause any dispositions of Modine Common Stock or derivative securities or acquisitions of Surviving Corporation Common Stock (including derivative securities with respect to Surviving Corporation Common Stock) resulting from the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Modine or the Surviving Corporation to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff. The parties acknowledge that all such acquisitions and dispositions are compensatory in nature.

6.27    Takeover Statutes. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation becomes applicable to the Transactions, each of Transpro, Modine and Newco and their respective Boards of Directors will use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

6.28    Accountant's Letters. Each of Modine and Transpro will use reasonable best efforts to cause to be delivered to the other two letters from their respective independent accountants, one dated as of the date the Form S-4 is declared effective and one dated as of the Closing Date, each addressed to the other, in form and substance reasonably satisfactory to the other and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

6.29    Intercompany Accounts. As of the Closing Date, all Intercompany Accounts (other than pursuant to this Agreement or any Ancillary Agreement) will be canceled without any payment of funds. In addition, except as otherwise expressly contemplated by this Agreement and the Ancillary Agreements, all agreements and commitments, whether written or otherwise, that are solely between Newco or any Subsidiary of Newco, on the one hand, and the Contributors or any of their controlled Affiliates, on the other hand, will be terminated and of no further effect simultaneously with the Closing and without any further action or liability on the part of the parties hereto or their controlled Affiliates.

6.30    Indemnification for Securities Law Matters. (a) Indemnification. Each of Modine and Transpro will indemnify and hold harmless the other from and against all losses, claims, damages, liabilities, costs (including without limitation the costs of investigation and attorneys' fees) and expenses ("Losses") arising out of or relating to a breach by such party of the representations and warranties made by such party in Section 4.4 or 5.4, respectively.

(b)    Conduct of Indemnification Proceedings. If any person becomes entitled to indemnity under this Section 6.30 or Section 3.4 (an "indemnified party"), such indemnified party will give prompt notice to the party from which such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any action or proceeding with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the failure to so notify the indemnifying party will not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced materially by such failure. The indemnifying party will be entitled to participate in and, to the extent the indemnifying party elects by notice to the indemnified party within 30 days after receipt by the indemnifying party of notice of such action or proceeding, to assume the defense of any action or proceeding, at the indemnifying party's own expense, with counsel chosen by it which counsel will be reasonably satisfactory to the indemnified party. Notwithstanding the assumption by the indemnifying party of the defense of any such action or proceeding, the indemnified party will have the right to participate in the investigation and defense thereof, with separate counsel chosen by the indemnified party, but in such event the fees and expenses of the indemnified party (above those which would otherwise have been incurred) and such separate counsel will be paid by the indemnified party. The indemnifying party will not consent to entry of any judgment or enter into any settlement or otherwise seek to terminate any action or proceeding in which any indemnified party is or could be a party and as to which indemnification or contribution could be sought by such indemnified party under this Section 6.30 or Section 3.4, unless such judgment, settlement or other termination includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder.

(c)    Contribution. If the indemnification provided for in this Section 6.30 is unavailable to an indemnified party under Section 6.30(a) hereof in respect of any Losses or is insufficient to hold such indemnified party harmless, then the indemnifying party, in lieu of indemnifying such indemnified party will contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party and such indemnified party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and such indemnified party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or related to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses will be deemed to include any legal or other fees or expenses incurred by such party in connection with any action or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.30(c) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in this Section 6.30(c). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

VII. CONDITIONS TO THE MERGER

7.1    Conditions to the Merger. The respective obligation of Modine, Newco and Transpro to effect the Merger is subject to the satisfaction or waiver of the following conditions:

(a)    the Transpro Stockholder Approval shall have been obtained at the Transpro Stockholders Meeting, separately, if required under applicable Law, with respect to this Agreement and the amendments to the Certificate of Incorporation;

(b)    no preliminary or permanent injunction or other order shall have been issued that would make unlawful the consummation of the Transactions, and consummation of the Transactions shall not be prohibited or made illegal by any Law;

(c)    the Surviving Corporation Common Stock to be issued in the Merger shall have been authorized for listing on the American Stock Exchange, subject to official notice of issuance;

(d)    the Form S-4 shall have become effective in accordance with the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and all state securities or blue sky authorizations necessary to carry out the Transactions shall have been obtained and be in effect;

(e)    all applicable waiting periods under the HSR Act shall have terminated or expired;

(f)    all other Authorizations of or filings with any Governmental Entity required in connection with the consummation of the Transactions shall have been made or obtained, except where the failure to make or obtain such Authorizations or filings would not, individually or in the aggregate, have a material adverse effect on the Aftermarket Business and Transpro, taken as a whole, or on Modine and its Subsidiaries, taken as a whole;

(g)    if required, Transpro and Modine shall have received in respect of the Merger and any matters arising therefrom confirmation by way of a determination from the European Commission under Regulation 4064/89 (with or without the initiation of proceedings under Article 6(1)(c) thereof) that the Merger and any matters arising therefrom are compatible with the common market; and

(h)    the accountants' letters described in Section 6.28 shall have been delivered.

7.2    Conditions to the Obligation of Transpro. The obligation of Transpro to effect the Merger is subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Transpro and may be waived by Transpro):

(a)    all covenants of Modine under this Agreement and the Ancillary Agreements to be performed on or before the Closing shall have been duly performed by Modine in all material respects;

(b)    (i) the representations and warranties of Modine in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and (ii) the representations and warranties of Modine set forth on Exhibit 7.2(b) (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifications) shall be true and correct as of the Closing with the same effect as though made as of the Closing, except (A) that, in the case of clause (ii), any such representation and warranty made as of a date other than the date of this Agreement shall continue on the Closing Date to be true and correct in all respects as of the specified date and (B) where, in the case of clauses (i) and (ii), the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not in the aggregate have an Aftermarket Material Adverse Effect;

(c)    Transpro shall have received a certificate of Modine addressed to Transpro and dated the Closing Date, signed by an executive officer of Modine (on Modine's behalf and without personal liability), confirming the matters set forth in Section 7.2(a) and Section 7.2(b);

(d)    the Original Letter Ruling shall not have been withdrawn or modified by the IRS in any material respect and a favorable Supplemental Ruling shall have been issued by the IRS;

(e)    there shall not have occurred at any time after the date of this Agreement any change, effect, event, occurrence or state of facts that has had or could reasonably be expected to have an Aftermarket Material Adverse Effect arising from or relating to a breach by Modine or Newco of any of its representations, warranties or covenants in this Agreement or any Ancillary Agreement that results from an act or omission of Modine or Newco. Notwithstanding the foregoing, for purposes of this Section 7.2(e), (i) a criminal indictment or criminal information or similar proceeding or action against Modine or any of its Subsidiaries or any of their respective officers or directors relating to actions within the scope of the Aftermarket Business, (ii) an SEC enforcement action or commencement of a formal SEC investigation of Modine, any of its Subsidiaries or any of their respective officers or directors relating to actions within the scope of the Aftermarket Business, or (iii) a public announcement by Modine of any restatement of its earnings, accounting fraud or internal investigation of possible accounting fraud involving Modine or any of its Subsidiaries, will in each case be deemed to constitute an Aftermarket Material Adverse Effect under this Section 7.2(e) arising from a breach by Modine of this Agreement that results from an act or omission of Modine, whether or not such event would be deemed "material" under applicable Law;

(f)    the Spin Off and the OEM Stock Sale shall have been consummated;

(g)    the third-party consents set forth on Exhibit 7.2(g) shall have been received;

(h)    Newco and its Subsidiaries shall have, and Modine shall have provided to Transpro reasonable substantiating documentation or other evidence that Newco and its Subsidiaries have Total Cash of at least $6.3 million as of the Closing; and

(i)    all Ancillary Agreements to which Modine, Newco or any of their Affiliates is a party shall have duly executed and delivered by Modine, Newco or such Affiliate, as the case may be.

7.3    Conditions to the Obligations of Modine and Newco. The obligations of Modine or Newco to effect the Merger is subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Modine and Newco and may be waived by Modine, on behalf of itself and Newco):

(a)    all covenants of Transpro under this Agreement and the Ancillary Agreements to be performed on or before the Closing Date shall have been duly performed by Transpro in all material respects;

(b)    (i) the representations and warranties of Transpro in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and (ii) the representations and warranties of Transpro set forth on Exhibit 7.3(b) (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifications) shall be true and correct as of the Closing with the same effect as though made as of the Closing, except (A) that, in the case of clause (ii), any such representation and warranty made as of a date other than the date of this Agreement shall continue on the Closing Date to be true and correct in all respects as of the specified date and (B) where, in the case of clauses (i) and (ii), the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not in the aggregate have a Transpro Material Adverse Effect;

(c)    Modine shall have received a certificate of Transpro addressed to Modine and dated the Closing Date, signed by an executive officer of Transpro (on Transpro's behalf and without personal liability), confirming the matters set forth in Section 7.3(a) and Section 7.3(b);

(d)    the Original Letter Ruling shall not have been withdrawn or modified by the IRS in any material respect and a favorable Supplemental Ruling shall have been issued by the IRS;

(e)    there shall not have occurred at any time after the date of this Agreement any change, effect, event, occurrence or state of facts that has had or could reasonably be expected to have a Transpro Material Adverse Effect arising from or relating to a breach by Transpro of any of its representations, warranties or covenants in this Agreement or any Ancillary Agreement that results from an act or omission of Transpro. Notwithstanding the foregoing, for purposes of this Section 7.3(e), (i) a criminal indictment or criminal information or similar proceeding or action against Transpro or any of its Subsidiaries or any of their respective officers or directors, (ii) an SEC enforcement action or commencement of a formal SEC investigation of Transpro, any of its Subsidiaries or any of their respective officers or directors relating to actions within the scope of the business of Transpro and its

Subsidiaries, or (iii) a public announcement by Transpro of any restatement of its earnings, accounting fraud or internal investigation of possible accounting fraud involving Transpro or any of its Subsidiaries, will in each case be deemed to constitute a Transpro Material Adverse Effect under this Section 7.3(e) arising from a breach by Transpro of this Agreement that results from an act or omission of Transpro, whether or not such event would be deemed "material" under applicable Law;

(f)    the Spin Off and the OEM Stock Sale shall have been consummated;

(g)    the third-party consents set forth on Exhibit 7.3(g) shall have been received; and

(h)    all Ancillary Agreements to which Transpro or any of its Affiliates is a party shall have been duly executed and delivered by Transpro or such Affiliate, as applicable.

VIII. TERMINATION AND ABANDONMENT

8.1    Termination. Except as otherwise provided in this Section 8.1, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Transpro Stockholder Approval:

(a)    by mutual written consent of Modine and Transpro;

(b)    by Transpro (provided that Transpro is not then in material breach of any covenant, representation or warranty or other agreement contained herein), if (i) there has been a breach by Modine or Newco of any of their respective representations, warranties, covenants or agreements contained in this Agreement or of the Contributors in the Contribution Agreement, or any such representation and warranty has become untrue, in either case such that Section 7.2(a) or Section 7.2(b) would be incapable of being satisfied, and such breach or condition has not been cured within 30 calendar days following receipt by Modine of notice of such breach or (ii) the condition contained in Section 7.2(e) will be incapable of being satisfied;

(c)    by Modine (provided that Modine is not then in material breach of any covenant, representation or warranty or other agreement contained herein), if (i) there has been a breach by Transpro of any of its representations, warranties, covenants or agreements contained in this Agreement or in the OEM Acquisition Agreement, or any such representation and warranty has become untrue, in either case such that Section 7.3(a) or Section 7.3(b) would be incapable of being satisfied, and such breach or condition has not been cured within 30 calendar days following receipt by Transpro of notice of such breach or (ii) the condition contained in Section 7.3(e) will be incapable of being satisfied;

(d)    by either Modine or Transpro if any Order by any Governmental Entity preventing or prohibiting consummation of the Transactions has become final and nonappealable;

(e)    by either Modine or Transpro if the Merger shall not have occurred prior to July 31, 2005, unless the failure of the Merger to have occurred by such date is due to the failure of the party seeking to terminate this Agreement to perform or observe in all material respects the covenants and agreements of such party set forth herein;

(f)    by either Modine or Transpro if the Transpro Stockholder Approval is not obtained at the Transpro Stockholders Meeting; or

(g)    by Modine if the board of directors of Transpro shall have modified or withdrawn the Transpro Board Recommendation or failed to confirm the Transpro Board Recommendation within seven Business Days after Modine's request to do so.

8.2    Effect of Termination. In the event of termination of this Agreement by either Modine or Transpro pursuant to Section 8.1, this Agreement will forthwith become void and there will be no liability under this Agreement on the part of Modine, Newco or Transpro, except (i) to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement and (ii) as provided in Section 8.3; provided, however, that the provisions of Sections 6.6, 6.14, 6.24(b), 6.24(c), 6.25, 8.3, 9.5 and this Section 8.2, and, if the OEM Closing has occurred, Sections 3.4 and 6.12 (but only to the extent such provisions relate to the Jackson Facility or the OEM Business) will each remain in full force and effect and will survive any termination of this Agreement.

8.3    Fees and Expenses. (a) Notwithstanding Section 6.25, if this Agreement is terminated by Modine or Transpro pursuant to Section 8.1(e) or by Modine pursuant to Section 8.1(g) and prior to the time of such termination a Transpro Competing Transaction has been communicated to the Transpro board of directors and not withdrawn, then Transpro will pay to Modine a termination fee of $2.5 million (the "Termination Fee") if, and on the date that, (i) Transpro enters into an agreement providing for a Transpro Competing Transaction or (ii) a majority of the Transpro Common Stock is acquired by a "person," as determined under Rule 13d-1 under the Exchange Act (any such person, a "13D Person"), in either case within 12 months after the date of such termination.

(b)    Notwithstanding Section 6.25, if this Agreement is terminated by Modine or Transpro pursuant to Section 8.1(e) and prior to the time of such termination a Modine Competing Transaction has been communicated to the Modine board of directors and not withdrawn, then Modine will pay the Termination Fee to Transpro if, and on the date that, (i) Modine enters into an agreement providing for a Modine Competing Transaction or (ii) a majority of Modine's common stock is acquired by a 13D Person, in either case within 12 months after the date of such termination.

(c)    Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the other party would not enter into this Agreement or the Ancillary Agreements. In the event that Transpro or Modine fails to pay the amounts due pursuant to this Section 8.3 when due, and, in order to obtain such payment, the non-breaching party commences a suit that results in a judgment against the breaching party for the amounts set forth in this Section 8.3, the breaching party will pay to the non-breaching party interest on the amounts set forth in this Section 8.3, commencing on the date that such amounts become due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank's base rate plus 2.00%.

IX. MISCELLANEOUS

9.1    Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties and covenants in this Agreement other than the representatives and warranties contained in Sections 4.4 and 5.4 and the covenants listed on Exhibit 9.1 will survive the Merger.

9.2    Amendment and Modification. Subject to applicable Law, this Agreement and the Ancillary Agreements may be amended, modified, or supplemented only by the written agreement of the parties hereto or thereto in any and all respects before the Effective Time and at any time before or after the Transpro Stockholder Approval; provided, however, that after the Transpro Stockholder Approval is obtained there will not be any amendment that by Law requires further approval by the Transpro Stockholders without further approval of such stockholders.

9.3    Waiver of Compliance. Except as otherwise provided in this Agreement and the Ancillary Agreements, the failure by any Person to comply with any obligation, covenant, agreement or condition under such agreements may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of such agreements will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of such agreements or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

9.4    Notices. All notices required or permitted pursuant to this Agreement will be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

If to Modine or Newco:

Modine Manufacturing Company
1500 DeKoven Avenue

Racine, Wisconsin 54303
Attention: General Counsel
Facsimile: 262-631-7720

With a copy to:

Quarles & Brady LLP
411 East Wisconsin Avenue
Suite 2040
Milwaukee, Wisconsin 53202-4497
Attention: Kathryn M. Buono
Facsimile: (414) 271-3552

If to Transpro:

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
Attention: Chief Financial Officer
Facsimile: (203) 401-6470

With a copy to:

Jones Day
222 E. 41st Street
New York, New York, 10017
Attention: Robert Profusek
Facsimile: (212) 755-7306

9.5    Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except that the Subsidiaries of Transpro and Modine are entitled to enforce the provisions of Section 6.14.

9.6    Successors and Assigns. This Agreement and the Ancillary Agreements will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. Unless specifically permitted by an Ancillary Agreement, none of Modine, Newco or Transpro may assign this Agreement or any of the Ancillary Agreements, or any of their rights or liabilities thereunder, without the prior written consent of the other parties thereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the party making the assignment from any liability under such agreements.

9.7    Severability. The illegality or partial illegality of any or all of this Agreement or any of the Ancillary Agreements, or any provision thereof, will not affect the validity of the remainder of such agreements, or any provision thereof, and the illegality or partial illegality of any such agreements will not affect the validity of any such agreements in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes such agreements to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

9.8    Submission to Jurisdiction; Waivers. Each of Transpro, Modine and Newco irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each of Transpro, Modine and Newco hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of Transpro, Modine and Newco hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.9    Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

MODINE MANUFACTURING COMPANY

By:	/s/ BRADLEY C. RICHARDSON
Name: Bradley C. Richardson Title: Vice President, Finance and Chief Financial Officer

MODINE AFTERMARKET HOLDINGS, INC.

By:	/s/ BRADLEY C. RICHARDSON
Name: Bradley C. Richardson Title: Vice President, Finance and Chief Financial Officer

TRANSPRO, INC.

By:	/s/ CHARLES E. JOHNSON
Name: Charles E. Johnson Title: President and Chief Executive Officer

ANNEX B

CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT (this "Agreement"), dated as of January 31, 2005, by and among Modine Manufacturing Company, a Wisconsin corporation ("Modine"), Modine, Inc., a Delaware corporation and a wholly owned subsidiary of Modine (together with Modine, the "Contributors"), Modine Aftermarket Holdings, Inc., a North Carolina corporation and a wholly owned subsidiary of Modine ("Newco"), and Transpro, Inc., a Delaware corporation ("Transpro") (each, a "Party" or together, "Parties").

RECITALS

1.    The Aftermarket Business is currently conducted, directly or through one or more subsidiaries, by the Contributors and Newco.

2.    The boards of directors of the Contributors and Newco have each determined that it would be in the best interests of their respective corporations and shareholders to separate the Aftermarket Business from Modine and that it would be appropriate and desirable for the Contributors to contribute and transfer to Newco, and for Newco to receive and assume, all of the assets, properties, rights, interests and liabilities of Modine and its controlled Affiliates associated with the Aftermarket Business on the terms set forth in this Agreement.

3.    Simultaneously with the execution and delivery of this Agreement, (a) Modine, Newco and Transpro are entering into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) on the Closing Date but prior to the Effective Time, Modine will distribute to the shareholders of Modine all of the outstanding shares of Newco on a pro rata basis (the "Spin Off") and (ii) immediately following the Spin Off, Newco will merge with and into Transpro, with Transpro being the surviving corporation, all on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger") and (b) Modine and Transpro are entering into an OEM Acquisition Agreement (the "OEM Acquisition Agreement"), pursuant to which prior to the Effective Time Modine will purchase from Transpro, and Transpro will sell and deliver to Modine, all of the outstanding shares of capital stock of G&O Manufacturing Company, Inc., a Delaware corporation and a wholly owned subsidiary of Transpro (the "OEM Stock Sale").

4.    It is intended that, for federal income tax purposes, (i) the Contribution and the Spin Off are tax-free to Modine and to the shareholders of Modine under Sections 355 and 368 and related provisions of the Internal Revenue Code, as amended (the "Code"), and (ii) the Merger qualifies as a tax-free reorganization described in Section 368 and related provisions of the Code.

Accordingly, the parties agree as follows:

I.    CERTAIN DEFINITIONS

1.1    Definitions.    In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms have the meanings specified below when used in this Agreement with initial capital letters:

"Action" means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

"Affiliate" means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

"Aftermarket Assets" means the assets, properties, rights and interests of the Contributors and any of their Subsidiaries that principally relate to or are used principally in the Aftermarket Business (other than Excluded Assets), wherever situated, including without limitation:

(a)    the Books and Records;

(b)    all Contracts (other than to the extent that such Contracts relate to Excluded Assets or Excluded Liabilities) of the Contributors or their Subsidiaries relating to the Aftermarket Business;

(c)    the Equipment;

(d)    the Trademarks;

(e)    goodwill of the Contributors related to the Aftermarket Business, but not otherwise specifically identified herein;

(f)    the Aftermarket Real Property;

(g)    the Inventory;

(h)    the Permits;

(i)    the Domain Names;

(j)    capital stock of Nederlandse Radiateuren Fabriek B.V. ("NRF"), Manufacturera Mexicana de Partes S.A. de C.V. ("MexPar") and Modine National Sales Ltd., together with their respective assets;

(k)    the Technology;

(l)    all accounts and notes receivable (billed and unbilled) of the Aftermarket Business as of the Closing;

(m)    all prepaid claims and other prepaid expense items and deferred charges, credits, advance payments and security and other deposits made by the Contributors or any of their Subsidiaries relating to the conduct of the Aftermarket Business;

(n)    all rights of the Contributors or any of their Subsidiaries to manufacturers' warranties and indemnities with respect to any Aftermarket Asset;

(o)    all bank accounts and bank account numbers, telephone and facsimile numbers and electronic mail addresses, in each case, used or held for use by the Contributors or any of their Subsidiaries principally in the Aftermarket Business;

(p)    all rights of the Contributors or any of their Subsidiaries pertaining to any causes of action, lawsuits, judgments, claims, demands, counterclaims, set-offs or defenses they may have with respect to the Aftermarket Assets or Aftermarket Liabilities, except to the extent relating to the Excluded Assets or Excluded Liabilities; and

(q)    all other assets, properties and rights of every kind and nature owned by the Contributors or any of their Subsidiaries or in which such Persons have an interest on the Closing Date (but only to the extent of such interest), known or unknown, fixed or unfixed, accrued, absolute, contingent or otherwise, whether or not specifically referred to in this Agreement, that in each case relate principally to the Aftermarket Business or are of the nature set forth in the Aftermarket Audited Financial Statements or the financial statements provided to Transpro pursuant to Section 3.5(a) of the Merger Agreement (the "Latest Aftermarket Financial Statements").

Notwithstanding the foregoing, the Aftermarket Assets do not include any of the Excluded Assets.

"Aftermarket Audited Financial Statements" means the audited financial statements of the Aftermarket Business as of and for the period ended March 31, 2004 attached to Section 4.9(b)-1 of the Modine Disclosure Schedule delivered pursuant to the Merger Agreement.

"Aftermarket Business" means the design, manufacturing, marketing, packaging and distributing of thermal management products and systems to be supplied as replacement parts through the vehicular, off-highway and industrial aftermarkets, including the sale by NRF and MexPar of products to certain original equipment manufacturers for use in heavy duty applications.

"Aftermarket Employees" means all of the Contributors' or their Subsidiaries' employees, officers or consultants that are involved in the Aftermarket Business, as listed on Schedule 1.1A.

"Aftermarket Liabilities" means the following liabilities or obligations, whether known or unknown, accrued or contingent, direct or indirect, arising from the operation of the Aftermarket Business or ownership of the Aftermarket Assets prior to or following the Closing Date:

(a)    all liabilities for product liability and product warranty for products of the Aftermarket Business;

(b)    except as set forth in Section 3.4 of the Merger Agreement, all Environmental Costs and Liabilities to the extent arising out of or related to the Aftermarket Business;

(c)    all liabilities for income Taxes arising out of or related to the (i) operation of the Aftermarket Business after the Closing Date or (ii) ownership of the Aftermarket Assets after the Closing Date;

(d)    all liabilities for Taxes (other than income Taxes) arising out of or related to the (i) operation of the Aftermarket Business or (ii) ownership of the Aftermarket Assets, whether before or after the Closing Date;

(e)    all liabilities pursuant to the Contracts;

(f)    all liabilities for returns of products of the Aftermarket Business shipped prior to the Closing but returned after the Closing;

(g)    a portion of the repayment obligations under Modine's line of credit, as and to the extent described in Section 6.25 of the Merger Agreement;

(h)    all obligations and liabilities arising out of current and future Actions against any of the Contributors to the extent relating to the Aftermarket Business, except to the extent that such Actions arise out of or are related to assets or liabilities that are not Aftermarket Assets or Aftermarket Liabilities or that the Contributors have agreed to discharge pursuant to this Agreement or any Ancillary Agreement;

(i)    liabilities or obligations of the Contributors and any of their Subsidiaries with respect to Aftermarket Employees pursuant to any Assumed Benefit Plans; and

(j)    all other liabilities and obligations of every kind and nature of the Contributors or any of their Subsidiaries (other than for income Taxes), known or unknown, fixed or unfixed, accrued, absolute, contingent or otherwise, whether or not specifically referred to in this Agreement, that in each case relate principally to the Aftermarket Business and are of the nature set forth in the Aftermarket Audited Financial Statements, less payments thereon and discharges thereof prior to the Closing Date.

Notwithstanding the foregoing, the Aftermarket Liabilities do not include the Excluded Liabilities.

"Aftermarket Real Property" means all right, title and interest in or to the improved and unimproved land listed or described on Schedule 1.1B, and all buildings, structures, erections, improvements, appurtenances, and fixtures situated on or forming part of such land, together with all privileges, easements and rights-of-way related thereto.

"Aftermarket Transition Services Agreement" means the Aftermarket Transition Services Agreement between Modine and Newco in the form attached as Exhibit 1.1I to the Merger Agreement.

"Ancillary Agreements" means the agreements included as "Ancillary Agreements" in the Merger Agreement, but excluding this Agreement and including the Merger Agreement and the Tax Sharing Agreement.

"Books and Records" means all of the books, records, electronically stored data and other documents and any copyrights related thereto (including customer and supplier lists and files, distribution lists, mailing lists, sales materials, operating, production and other manuals, equipment maintenance and operating manuals, correspondence with customers, suppliers, employees or Governmental Entities, plans, files, specifications, process drawings, computer programs, data and information, manufacturing and quality control records and procedures, research and development files and advertising and promotional materials) related primarily to the Aftermarket Assets, the Aftermarket Liabilities or the Aftermarket Business that are held by the Contributors or any of their Subsidiaries and existing on the Closing Date.

"Business Day" means any day on which commercial banks in New York, New York are not required or authorized to be closed by Law or executive order.

"Closing" means the closing of the transactions contemplated by this Agreement in accordance with the terms and conditions set forth in the Merger Agreement and this Agreement.

"Closing Date" means the date on which the Closing occurs, as provided in the Merger Agreement.

"Contracts" means any note, bond, mortgage, indenture, license, franchise, permit, agreement, contract, commitment, understanding, lease, franchise agreement or other legally binding instrument or legal obligation of any kind, whether written or oral (excluding rights and obligations of the Contributors or their Subsidiaries under Intercompany Contracts, this Agreement and the Ancillary Agreements), of the Contributors or any of their Subsidiaries relating principally to the Aftermarket Business. The Contracts in effect as of the date of execution of this Agreement, other than those made in the ordinary course of business, are set forth on Schedule 1.1C, which Schedule 1.1C will be updated by the Contributors at the Closing to reflect the Contracts at that time.

"Domain Names" means those domain names used by the Contributors or any of their Subsidiaries exclusively for the Aftermarket Business as listed on Schedule 1.1D, and the look and feel of the corresponding Internet sites as currently owned by the Contributors or any of their Subsidiaries and used in the operation of the Aftermarket Business.

"Effective Time" means the time at which the Merger becomes effective pursuant to the terms of the Merger Agreement.

"Environment" means any land, soil, substrata, groundwater, surface water, drinking water, sediment, air or terrestrial or aquatic biota.

"Environmental Laws" means all Laws (including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C.A. §§ 9601, et seq., and the rules, regulations and Orders promulgated thereunder) relating to the protection of the Environment, including Laws relating to Environmental Releases or threatened Environmental Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

"Environmental Matter" means any matter arising out of, relating to, or resulting from, pollution, protection of the environment or human health or safety, health or safety of employees, sanitation, nuisance, emissions, discharges, or releases or threatened releases of Hazardous Substances, or otherwise arising out of, resulting from or relating to the generation, manufacture, storage, management, transportation, treatment or disposal of Hazardous Substances or to the application of Environmental Laws to the Aftermarket Business.

"Environmental Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, sewer system, groundwater or land.

"Environmental Costs and Liabilities" means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies and remedial action) arising from or under any Environmental Law, any Order or Contract of or with any Governmental Entity or other Person, or any Environmental Matter.

"Equipment" means all plants, machinery, equipment, furniture, fixtures, computer hardware, vehicles, tools, supplies, leasehold improvements and, except for the Inventory, all other tangible personal property owned by the Contributors or any of their Subsidiaries and used principally in the conduct of the Aftermarket Business.

"Excluded Assets" means the following assets:

(a)    insurance policies of the Contributors and their Affiliates pertaining to the Aftermarket Assets and all rights of the Contributors and their Affiliates of every nature and description under or arising out of such insurance policies;

(b)    all rights which the Contributors retain under the Ancillary Agreements;

(c)    claims for refunds of Taxes paid by the Contributors and/or their Affiliates arising prior to the Closing Date and relating to periods prior to Closing;

(d)    any Intercompany Contracts; and

(e)    the Proprietary Information Technology.

"Excluded Liabilities" means all liabilities and obligations of the Contributors and any of their Affiliates, whether known or unknown, accrued or contingent, direct or indirect, other than the Aftermarket Liabilities. Without limiting the generality or effect of the foregoing, Newco will not assume any of the following:

(a)    liabilities of the Contributors and any of their Subsidiaries (i) arising out of or in connection with the negotiation and preparation of this Agreement or any Ancillary Agreement and the consummation and performance of the Transactions or (ii) incurred in breach of this Agreement or any Ancillary Agreement;

(b)    except as may be set forth in the Tax Sharing Agreement, liabilities for income Taxes arising out of or related to the (i) operation of the Aftermarket Business prior to or on the Closing Date or (ii) ownership of the Aftermarket Assets prior to or on the Closing Date;

(c)    liabilities or obligations of the Contributors and any of their Subsidiaries with respect to any Aftermarket Employee pursuant to any Modine Benefit Plan (other than any Assumed Benefit Plan); or

(d)    Actions, liabilities or obligations with respect to the Excluded Assets or the Excluded Liabilities or that Contributors have agreed to discharge pursuant to this Agreement or any Ancillary Agreement (irrespective of whether such Actions, liabilities or obligations arise before, on or after the Closing).

"GAAP" means generally accepted accounting principles, applied consistently period to period, as in effect in the United States.

"Governmental Entity" means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board or bureau or body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state, provincial or local.

"Hazardous Substance" means any material, substance, chemical, waste, hazardous waste, pollutant, contaminant or hazardous or toxic substance as to which liabilities, restrictions or standards of conduct are imposed pursuant to any Environmental Laws, including asbestos, formaldehyde, polychlorinated biphenyls, lead based paint, radioactive materials, waste oil and other petroleum products.

"Intercompany Contracts" means all purchase orders, contracts, agreements and other obligations between or among any of the Contributors and any of the Contributors and/or any of their Affiliates (including Newco), other than this Agreement and the Ancillary Agreements.

"Inventory" means all spare parts, raw materials, finished products, goods in-process and supplies that are used principally in connection with the Aftermarket Business or are of the character included as inventory on the balance sheet delivered as part of the Aftermarket Audited Financial Statements or the Latest Aftermarket Financial Statements, wherever situated, including all such items located on or in transit to or from the Aftermarket Real Property or at a facility that is owned by Newco, all as are owned or leased by the Contributors on the Closing Date.

"Law" means any statute, law, ordinance, rule or regulation of any Governmental Entity.

"Material Adverse Effect" means a material adverse effect on the business, financial condition or results of operations of the Aftermarket Business taken as a whole.

"Order" means any order, judgment, decree, writ, permit, license or any other requirement of any Governmental Entity.

"Patents" means those patents, registrations, and applications therefor used exclusively in the Aftermarket Business, as listed on Schedule 1.1E.

"Person" means any individual or legal entity, including any Governmental Entity.

"Permits" means all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from any Governmental Entity used by or held for use by the Contributors or any of their Subsidiaries and related to the Aftermarket Business.

"Proprietary Information Technology" means the list of software and computer programs and information technology that are not used exclusively in the Aftermarket Business and that are to be part of the Excluded Assets, as identified on Schedule 1.1F.

"Subsidiary" of any Person means any Person whose financial condition and results of operations are required to be consolidated with those of the first Person in preparing financial statements in accordance with GAAP.

"Tax Sharing Agreement" means the Tax Sharing Agreement among Modine, Newco and Transpro in the form of Exhibit 1.

"Taxes or Tax" means (i) any federal, state, local or foreign income, excise, gross receipts, gross income, advalorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, or other tax, charge, levy or like assessment imposed by a Governmental Entity together with all penalties and additions to tax and interest thereon, and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

"Technology" means the Patents plus any of the Contributors' or any of their Subsidiaries' non-patented formulations, trade secrets, know-how, process knowledge, proprietary design, computer software and database, technological and manufacturing know-how, in each case used exclusively in the Aftermarket Business as of the Closing Date.

"Trademarks" means those trademarks, service marks, registrations, trade names, logos, slogans and applications therefor used exclusively in the Aftermarket Business, as listed on Schedule 1.1G, and the goodwill associated therewith.

"Transactions" means the transactions contemplated by this Agreement and the Ancillary Agreements.

1.2    Other Definitions.    The following terms have the meanings given them in the indicated Sections or agreement:

Term	Section/Agreement
401(k) Plans	4.10(c)
Agreement	Preamble
Assumption	2.1
Assumed Benefit Plans	4.10(g)
COBRA	4.10(b)
Code	Recitals
Confidentiality Expiration Date	Merger Agreement
Contribution	2.1
Contributors	Preamble
Damages	5.1
ERISA	4.10(b)
Expenses	Merger Agreement
Indemnified Party	5.5
Indemnifying Party	5.5
Latest Aftermarket Financial Statements	"Aftermarket Assets"
Merger	Recitals

Term	Section/Agreement
Merger Agreement	Recitals
MexPar	"Aftermarket Assets"
Modine	Preamble
Modine Benefit Plans	4.10(f)
Modine Disclosure Schedule	Merger Agreement
Modine ERISA Affiliate	4.10(f)
Newco	Preamble
NRF	"Aftermarket Assets"
OEM Acquisition Agreement	Recitals
OEM Stock Sale	Recitals
Party	Preamble
Spin Off	Recitals
Transpro	Preamble
Transpro's Benefit Plans	4.10(d)

1.3    Interpretation.    (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. The Schedules and Exhibits hereto will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

(b)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c)    This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.

(d)    This Agreement and the Ancillary Agreements (including the documents and the instruments referenced herein and therein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

(e)    This Agreement will be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

II.    TRANSFER AND CONTRIBUTION OF AFTERMARKET ASSETS;
ASSUMPTION OF CERTAIN LIABILITIES

2.1    Contribution of Assets and Assumption of Liabilities.    In accordance with the terms and upon the conditions of this Agreement, prior to the closing of the Spin Off and Merger, the Contributors will and, if necessary, will cause their Subsidiaries (other than Newco) to convey, assign, transfer and deliver to Newco, and Newco will acquire and accept, all of the Contributors' right, title and interest in and to the Aftermarket Assets not already owned by Newco (the "Contribution"), and Newco will assume the

Aftermarket Liabilities for which Newco is not already liable (the "Assumption"). The transactions to be undertaken by the Contributors and Newco to accomplish the Contribution and the Assumption are outlined on Schedule 2.1.

2.2    Delivery of Closing Documents.    On the Closing Date, but prior to the closing of the Spin Off and Merger:

(a)    the Contributors will deliver to Newco such documents as are, in the reasonable opinion of counsel for Transpro and the Contributors, necessary or desirable for the Contributors to effect the Contribution and the Assumption;

(b)    Newco will deliver to the Contributors such documents as are, in the reasonable opinion of counsel for Transpro and the Contributors, necessary or desirable for Newco to effect the Contribution and the Assumption;

(c)    the Contributors, Newco and Transpro, as applicable, will concurrently duly execute and deliver to each other the Ancillary Agreements; and

(d)    the Contributors will deliver to Newco and Transpro evidence or copies of all consents, approvals, orders, qualifications or waivers required by any third party or Governmental Entity to consummate the transactions contemplated by this Agreement, as specified on Schedule 2.2(d).

2.3    Interdependence.    The transfers and deliveries described in this Article II are mutually interdependent and are to be regarded as occurring simultaneously on the Closing Date and prior to the closing of the Spin Off and Merger unless otherwise indicated on Schedule 2.1. Unless agreed to in writing by the Contributors, Newco and Transpro, no such transfer or delivery will become effective until all other transfers and deliveries provided for in this Article II have also become effective.

2.4    Contracts.    Notwithstanding the provisions of Section 2.1, but subject to Section 4.8, no Contract will be deemed to be assigned to Newco as of the Closing unless it is freely assignable or consent for assignment has been obtained prior to the Closing.

2.5    Divestiture of Assets.    Prior to the Closing, the Contributors will cause Newco and its Subsidiaries to transfer and/or distribute to the Contributors or an Affiliate of the Contributors any assets and liabilities of Newco and its Subsidiaries that are not Aftermarket Assets or Aftermarket Liabilities, and the Contributors or such Affiliates will acquire and accept such assets and assume such liabilities. The Contributors will bear all costs, fees or other expenses incurred in connection with such transfer, including Taxes.

2.6    Post-Closing Transfer.    Subject to Sections 4.8 and 4.9, in the event that any Aftermarket Assets (other than assets that are provided pursuant to the Aftermarket Transition Services Agreement (as defined in the Merger Agreement)) are not included in the assets transferred to Newco at the Closing, from and after the Closing the Contributors will, and will cause their respective Affiliates to, promptly transfer to Newco such Aftermarket Assets and execute and deliver, without consideration, such documents as Newco may reasonably request and take any additional actions as may be reasonably necessary to effect such transfer and to put Newco in actual possession and control of such Aftermarket Assets.

III.    REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTORS

The Contributors hereby represent and warrant to Newco and Transpro as follows:

3.1    Organization and Good Standing.    The Contributors are corporations duly organized, validly existing and in good standing, or have equivalent status, under the Laws of their respective jurisdictions of incorporation. The Contributors have all requisite corporate power and authority to own, lease and operate their properties that will be contributed to Newco pursuant to this Agreement and to carry on the Aftermarket Business as now being conducted by them. Each of the Contributors is duly qualified or licensed to do business and is in good standing, or has comparable status, in each jurisdiction in which the property owned, leased or operated by it that will be contributed to Newco pursuant to this Agreement or the nature of the Aftermarket Business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing (or to have comparable status) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2    Authority.    The Contributors have the requisite corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder. The execution and delivery of this Agreement by the Contributors and the consummation of the transaction contemplated by this Agreement have been duly authorized and unanimously approved by their respective boards of directors, and no other corporate action on the part of the Contributors is necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Contributors and is a valid and binding obligation of the Contributors, enforceable against the Contributors in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

3.3    No Violations/Breaches.    Subject to any of the following that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the execution, delivery and performance of this Agreement:

(a)    do not and will not conflict with or violate any Law or Order binding on the Contributors or applicable to the Contributors, Newco or any of their respective Subsidiaries or by which any of the Aftermarket Assets may be bound;

(b)    will not result in a breach of any term of the organizational documents of the Contributors or Newco;

(c)    will not result in a breach of any term of any contract, agreement or other instrument to which any of the Contributors, Newco or any of their Subsidiaries is a party or by which any of such parties or any Aftermarket Assets may be bound, or give rise to a right of termination or acceleration thereunder;

(d)    will not result in the creation of any encumbrance of any kind or nature against or with respect to the Aftermarket Assets or Newco's common stock; and

(e)    do not require any approvals or consents of third parties, or any declaration or filing with any Person, other than as described in Section 4.3 of the Merger Agreement.

3.4    Title to Properties; Sufficiency.    The Contributors have good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the Aftermarket Assets. At the time of the Contribution, the Aftermarket Assets will not be subject to any security interest or other valid encumbrance except for those interests and encumbrances identified in the Merger Agreement. The Aftermarket Assets (other than any Technology that is not used exclusively in the Aftermarket Business) comprise all of the assets used in the operation of, and are adequate, sufficient and suitable for the conduct of, the Aftermarket Business as now conducted.

IV. COVENANTS

4.1    Bulk Transfer Laws.    Newco waives compliance by the Contributors with any Laws relating to bulk transfers and bulk sales applicable to the transactions contemplated by this Agreement.

4.2    Cooperation In Litigation.    For a period of five years after the Closing Date, the Contributors will, to aid Newco in the defense of any third-party Action relating to the Aftermarket Business, make available during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records in their possession relating to the Aftermarket Business reasonably necessary to permit the effective defense or investigation of such Action. If information other than that pertaining to the Aftermarket Business is contained in such records, the Contributors and Newco will either agree that such information may be omitted or redacted or enter into appropriate secrecy commitments to protect such information.

4.3    Other Cooperation.    The Contributors and Newco will comply fully with all notification, reporting and other requirements under any Law or Order applicable to the Transactions. The

Contributors and Newco will use their reasonable best efforts to obtain, as soon as practicable, the Authorizations that may be or become necessary for the performance of their respective obligations under this Agreement, the Ancillary Agreements and the consummation of the Transactions and will cooperate fully with each other in promptly seeking to obtain such Authorizations, except that no such party hereto will be required to make any material expenditure in connection with its obligations under this Section 4.3. Where the cooperation of third parties such as insurers or trustees would be necessary in order for a Party hereto to completely fulfill its obligations under this Agreement and the Ancillary Agreements, such Party will use all reasonable efforts to cause such third parties to provide such cooperation, except that no Party hereto will be required to make any material expenditure in connection therewith.

4.4    Expenses.    Whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions will be borne as provided in the Merger Agreement, unless otherwise provided herein.

4.5    Patent and Trademark Assignments/Recordation/Maintenance.    (a) The Contributors will cooperate with Newco in all reasonable respects to effect the assignment of the Patents, Trademarks and Domain Names to Newco, by country, and the recording of such assignment documents with the appropriate Governmental Entities.

(b)    Newco will be responsible for, and will pay all expenses related to (which will not constitute Expenses under the Merger Agreement), the maintenance of the Patents, Trademarks and Domain Names from and after the Closing Date. If the Contributors receive any bills or invoices for expenses related to the maintenance of the Patents, Trademarks and Domain Names from and after the Closing Date, then the Contributors will forward to Newco such bills or invoices for payment by Newco.

(c)    The Contributors will remain responsible for and will pay all bills and invoices for expenses (which will not constitute Expenses under the Merger Agreement) relating to the Patents, Trademarks and Domain Names that are received after the Closing Date but relate to work performed for the benefit of the Contributors before the Closing Date.

4.6    Certain Other Agreements.    At the Closing, Modine and Newco will execute and deliver the (a) Aftermarket License Agreement in the form of Exhibit 1.1D to the Merger Agreement, (b) Aftermarket Supply Agreement in the form of Exhibit 1.1G to the Merger Agreement, (c) Aftermarket Transition Services Agreement, and (d) Tax Sharing Agreement.

4.7    Further Assurances; Books and Records.    From time to time after the Closing Date, the Contributors and Newco will, and will cause their respective Affiliates to, promptly execute and deliver, without consideration, such documents as any of them may reasonably request, including assignment and assumption agreements with respect to the Contracts, deeds, bills of sale, consents and other instruments in addition to those specified in this Agreement, in such form as may be appropriate, or take any additional actions, if reasonably necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, to more effectively transfer, convey and assign to Newco, and to put Newco in actual possession and control of, the Aftermarket Assets, including obtaining any necessary third party consents or approvals. In addition, upon Newco's reasonable request, the Contributors will promptly provide Newco with copies of all books and records retained by the Contributors to the extent they are related to the Aftermarket Business and they already exist.

4.8    Assignment, Assumption and Consent.    The Contributors will use reasonable efforts to obtain the consent of any third party to any Contract which is required for the assignment of such Contract to Newco. The Contributors will convey, assign, transfer and deliver to Newco, and Newco will acquire, accept and assume each such Contract, after obtaining any required consent, at or after the Closing Date. If any such consent cannot be obtained, the Contributors will use commercially reasonable efforts to (a) provide Newco with the benefits of such Contracts, (b) cooperate in any reasonable and lawful arrangement designed to provide the benefits of such Contracts to Newco, and (c) enforce, at the request and for the account of Newco, any rights of the Contributors or their Subsidiaries against the other party or parties thereto arising under such Contracts. The Contributors' only liability for any Contract that is not assigned to Newco will be limited to the Contributors' obligations pursuant to this Section 4.8.

Without limiting the foregoing, with respect to any third party consent for which any required consent is not obtained prior to the Closing, each Party will use its reasonable best efforts to obtain any such consent or approval after the Closing Date until such consent or approval has been obtained, except that no such party will be required to make any material expenditure in connection with its obligations under this Section 4.8.

4.9    Removal of Assets.    Except for those Books and Records and other documents described in the Aftermarket Transition Services Agreement, all tangible Aftermarket Assets not located on the Aftermarket Real Property will be removed and shipped by the Contributors to Newco as promptly as practicable after the Closing Date from the Contributors' premises, in a manner so as not to unreasonably interfere with the Contributors' operations or cause damage to such premises; provided, however, the Contributors will be entitled to retain originals or copies of Books and Records related to Patents, Trademarks and Domain Names to the extent necessary for the Contributors to perform their obligations set forth in Section 4.5. The Contributors will ship to Newco all Books and Records and other documents described in the Aftermarket Transition Services Agreement within 14 days after the expiration of the Aftermarket Transition Services Agreement, upon the same terms (described in the preceding sentence) as other Aftermarket Assets.

4.10    Employee Matters.    (a) Immediately prior to the Closing Date, the Contributors will take such action as is necessary to terminate the employment of any person who is an Aftermarket Employee, other than those individuals identified in Section 4.20 of the Modine Disclosure Schedule, and to cause Newco to offer employment to such individuals on substantially the same terms as applied to them immediately prior to their termination.

(b)    Effective as of the Closing Date, Newco will, and the Contributors will cause Newco to, withdraw from and cease its participation in each Modine Benefit Plan (other than the Assumed Benefit Plans) in which Newco or any of its Subsidiaries then participates. To the extent required by Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), as codified under Section 4980B of the Code and Title I part 6 of the Employee Retirement Income Security Act of 1974 ("ERISA"), and the regulations issued thereunder, the Contributors will retain responsibility for making COBRA continuation coverage available to Aftermarket Employees for a loss of coverage occurring prior to the Closing Date. The Contributors will retain responsibility for, and on and after the Closing Date will indemnify and hold Newco and its Affiliates harmless from, any and all obligations of the Contributors or any of their Subsidiaries to Aftermarket Employees and any participants (including those relating to expenses incurred by Aftermarket Employees, participants or their eligible dependents prior to the Closing Date) arising under the Modine Benefit Plans (other than the Assumed Benefit Plans) and based on any participation by Aftermarket Employees, participants and their eligible dependents in the Modine Benefit Plans (other than the Assumed Benefit Plans) prior to the Closing Date or based on the employment of Aftermarket Employees or former employees of the Aftermarket Business prior to the Closing Date.

(c)    Effective as of the Closing Date, the Aftermarket Employees will cease participation in the Modine 401(k) Retirement Plan for Salaried Employees and the Modine 401(k) Retirement Plan for Hourly Employees maintained by Modine (the "401(k) Plans"). Effective as of the Closing Date, the Contributors will cause the 401(k) Plan to be amended to fully vest the Aftermarket Employees in any account balances and will make any contributions to the 401(k) Plans of all accrued but unpaid employer and employee contributions.

(d)    Transpro will cause the Aftermarket Employees who remain employed by Newco on or after the Closing Date to be (i) provided with benefits under Transpro's employee benefit plans, programs, policies or arrangements (collectively, "Transpro's Benefit Plans") on substantially similar terms and conditions in the aggregate to those provided by Transpro to its similarly situated employees and (ii) credited under Transpro's Benefit Plans for their service prior to the Closing Date with the Contributors or any of their Subsidiaries for purposes of eligibility, pre-existing condition limitations, level of employer contributions and matching contributions, severance allowance and service-related level of benefits under Transpro's Benefit Plans, except for purposes of accrued benefits under any defined benefit pension plan. Notwithstanding the foregoing, Transpro will pay severance benefits in accordance with Modine's severance plans or agreements in place as of the Closing Date and described on Schedule 4.10(d) with respect to each Aftermarket Employee whose employment is terminated by Transpro or any of its Subsidiaries on or prior to the first anniversary of the Closing Date.

(e)    As of the Closing Date, Modine will amend any Modine Benefit Plan (other than any Assumed Benefit Plan) subject to Title IV of ERISA to cease further accrual of all benefits for all participating Aftermarket Employees thereunder. Modine will retain all liability and responsibility for any obligations arising under any such Title IV Modine Benefit Plan and will indemnify and hold Newco and each of its Affiliates harmless from any and all obligations of the Contributors or any of their Subsidiaries under such Modine Benefit Plan.

(f)    For purposes of this Agreement, "Modine Benefit Plans" means any benefit or compensation plan, arrangement or agreement, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is maintained, or contributed to, for the benefit of current or former directors or employees of the Aftermarket Business with respect to which Newco or its Subsidiaries may, directly or indirectly, have any liability as of the date of this Agreement or as of the Closing Date, including all plans of any Modine ERISA Affiliate subject to Title IV of ERISA. For purposes of this Agreement, a "Modine ERISA Affiliate" is any trade or business, whether or not incorporated, all of which together with Modine would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

(g)    Effective as of the Closing Date, Newco will, or will cause its Subsidiaries to, assume the obligations and liabilities of the Contributors and their Subsidiaries to Aftermarket Employees under the Modine Benefit Plans listed on Schedule 4.10(g) (the "Assumed Benefit Plans").

(h)    Nothing contained in this Agreement will confer upon any Aftermarket Employee, or any legal representative thereof, any rights or remedies, including, without limitation, any right to employment for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither Transpro nor any Affiliate of Transpro will be required to continue any particular Transpro Benefit Plan or Assumed Benefit Plan after the Closing Date for the Aftermarket Employees (except for severance benefits as provided in Section 4.10(d)), and any such Transpro Benefit Plan or Assumed Benefit Plan may be amended or terminated in accordance with its terms and any applicable Law.

(i)    Prior to the Closing, Transpro will consult with Modine in respect of, and Transpro will provide written notice to all Aftermarket Employees of, the benefits under the Transpro Benefit Plans to which the Aftermarket Employees are entitled and Transpro's legal obligations under this Section 4.10. In the event of any breach by Transpro of its obligations under this Section 4.10, Modine will have the right, in addition to any other rights and remedies existing in its favor, to apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief or other relief in order to enforce or prevent any violation of this Section 4.10.

4.11    Modine Stock Matters.    In connection with the Spin Off, Modine will make adjustments to outstanding options and other stock-based awards consistent with the plans pursuant to which such options or awards were granted with the intent of preserving the intrinsic value of such options and awards to the holders thereof.

4.12    Product Returns.    Newco will assume responsibility for all returns of products of the Aftermarket Business shipped prior to, but returned after, the Closing Date, as well as all products of the Aftermarket Business shipped on or after the Closing Date. No Party hereto will undertake any action to encourage returns of products of the Aftermarket Business other than in the ordinary course of business.

4.13    Certain Insurance Matters.    With respect to any Damages suffered by Newco or any of its Subsidiaries after the Closing Date relating to, resulting from or arising out of the conduct of the Aftermarket Business prior to the Closing Date for which the Contributors or any of their Affiliates would be entitled to assert, or cause any other Person to assert, a claim for recovery under any policy of insurance maintained by the Contributors or for the benefit of the Contributors or any of their Subsidiaries in respect of the Aftermarket Business, the Contributors or any of their Subsidiaries, any product of the Aftermarket Business or any Aftermarket Employee, at the request of Newco, the

Contributors will use their reasonable efforts to assert, or to assist Newco or any of its Subsidiaries to assert, one or more claims under such policy of insurance covering such Damage if Newco or any of its Subsidiaries is not itself entitled to assert such claim, and any recovery in respect thereof will be paid to the Party suffering such Damages; provided, however, that all of the Contributors' out-of-pocket costs and expenses incurred in connection with the foregoing are promptly reimbursed by Newco. Nothing in this Section 4.13 will affect or modify or be deemed to affect or modify in any way the Contributors' obligations under Article V of this Agreement.

4.14    Confidentiality Obligations.    The Parties acknowledge that they are subject to, and any confidential information of any nature whatsoever of a Party to this Agreement that is provided or disclosed to another Party in connection with this Agreement will be subject to, the confidentiality provisions contained in Section 6.6 of the Merger Agreement. The confidentiality obligations thereunder will automatically terminate in their entirety on the Confidentiality Expiration Date.

V.    INDEMNIFICATION

5.1    Indemnity by the Contributors.    Following the Closing, the Contributors, jointly and severally, will indemnify and hold Newco and Transpro, their Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing harmless from and against and will promptly defend such parties from and reimburse such parties for any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including reasonable attorneys' fees and other costs and expenses) ("Damages") which such parties may suffer or incur or become subject to, as a result of or in connection with any claim by a third party that relates to any of the following:

(a)    the conduct by any of the Contributors or their Affiliates of any business other than the Aftermarket Business;

(b)    the failure by either Contributor to perform any covenant to be performed by it or its Affiliates under this Agreement or the Merger Agreement in whole or in part after the Closing; and

(c)    the Excluded Liabilities.

5.2    Indemnity by Newco.    Following the Closing, Newco will, on behalf of its successors and assigns, indemnify and hold the Contributors, their Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing harmless from and against, and will promptly defend such parties from and reimburse such parties for, any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with any claim by a third party that relates to any of the following:

(a)    the conduct of the Aftermarket Business whether prior to or after the Closing (except that Newco will only indemnify for Taxes arising in connection with the conduct of the Aftermarket Business to the extent required by the Tax Sharing Agreement);

(b)    the failure by Transpro or Newco to perform any covenant to performed by it or its Affiliates under this Agreement or the Merger Agreement in whole or in part after the Closing; and

(c)    the Aftermarket Liabilities.

5.3    Insurance Coverage.    The indemnification to which any party is entitled hereunder will be exclusive of all insurance proceeds actually received, if any, by the indemnified party with respect to the losses for which indemnification is provided in Section 5.1 or Section 5.2, and no party will be entitled to be indemnified for any matter for which insurance proceeds are actually received.

5.4    Right of Party to Indemnification.    Each party entitled to indemnification hereunder will be entitled to indemnification for losses sustained in accordance with the provisions of this Article V regardless of any Law or public policy that would limit or impair the right of the party to recover indemnification under the circumstances.

5.5    Indemnification Procedures.    Any party seeking indemnification hereunder (the "Indemnified Party") must notify the party from whom such indemnity is sought (the "Indemnifying Party") in writing of any claim, demand, action or proceeding for which indemnification will be sought under this Article V and the Indemnifying Party will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the Indemnified Party. The Indemnified Party will have the right (i) to participate, at its own expense, with respect to any claim, demand, action or proceeding that is being diligently defended by the Indemnifying Party and (ii) to assume the defense of any claim, demand, action or proceeding at the cost and expense of the Indemnifying Party if the Indemnifying Party fails or ceases to defend the same. In connection with any such claim, demand, action or proceeding the parties will cooperate with each other and provide each other with access to relevant books and records in their possession. If a firm written offer is made to the Indemnifying Party to settle any such claim, demand, action or proceeding solely in exchange for monetary sums to be paid by the Indemnifying Party (and such settlement contains a complete release of the Indemnified Party and its Affiliates and their respective directors, officers and employees) and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement, then (i) the Indemnifying Party will be excused from, and the Indemnified Party will be solely responsible for, all further defense of such claim, demand, action or proceeding, (ii) the maximum liability of the Indemnifying Party relating to such claim, demand, action or proceeding will be the amount of the proposed settlement if the amount thereafter recovered from the Indemnified Party on such claim, demand, action or proceeding is greater than the amount of the proposed settlement, and (iii) the Indemnified Party will pay all attorneys' fees and legal costs and expenses incurred after rejection of such settlement by the Indemnified Party; provided, however, that if the amount thereafter recovered by the third party from the Indemnified Party is less than the amount of the proposed settlement, the Indemnified Party will be reimbursed by the Indemnifying Party for such attorneys' fees and legal costs and expenses up to a maximum amount equal to the difference between the amount recovered by the third party and the amount of the proposed settlement.

VI.    TERMINATION

6.1    Termination.    This Agreement will automatically terminate without action by any Party upon the termination of the Merger Agreement.

6.2    Effect of Termination.    If this Agreement is terminated as provided in Section 6.1, then this Agreement will forthwith become void and there will be no liability on the part of any party to any other Party or any other Person in respect hereof regardless of the circumstances.

VII.    MISCELLANEOUS

7.1    Amendment.    This Agreement and the Ancillary Agreements may be amended, modified or supplemented only by the written agreement of the parties hereto or thereto.

7.2    Waiver of Compliance.    Except as otherwise provided in this Agreement and the Ancillary Agreements, the failure by any Person to comply with any obligation, covenant, agreement or condition under such agreements may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of such agreements will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of such agreements or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

7.3    Notices.    All notices required or permitted pursuant to this Agreement must be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a Party may provide by notice to the other:

If to Newco (prior to the Closing) or Contributors:

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 54303
Attention: General Counsel
Facsimile: 262-631-7720

With a copy to:

Quarles & Brady LLP
411 East Wisconsin Avenue
Suite 2040
Milwaukee, Wisconsin 53202-4497
Attention: Kathryn M. Buono
Facsimile: (414) 271-3552

If to Newco (following the Closing) or Transpro:

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
Attention: Chief Financial Officer
Facsimile: (203) 401-6470

With a copy to:

Jones Day
222 E. 41st Street
New York, New York, 10017
Attention: Robert Profusek
Facsimile: (212) 755-7306

7.4    Third Party Beneficiaries.    Except as otherwise provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

7.5    Successors and Assigns.    This Agreement and the Ancillary Agreements will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns, including specifically but without limitation the successors of any Contributor resulting from the transactions described in Section 2.1. Unless specifically permitted by an Ancillary Agreement, none of the Contributors, Newco or Transpro may assign this Agreement or any of the Ancillary Agreements, or any of their rights or liabilities thereunder, without the prior written consent of the other parties thereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the Party making the assignment from any liability under such agreements. The Parties hereto acknowledge and agree that Transpro will succeed to all of the rights, obligations and liabilities of Newco upon consummation of the Merger.

7.6    Severability.    The illegality or partial illegality of any or all of this Agreement or any of the Ancillary Agreements, or any provision thereof, will not affect the validity of the remainder of such agreements, or any provision thereof, and the illegality or partial illegality of any such agreements will not affect the validity of any such agreements in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes such agreements to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

7.7    Survival.    All representations and warranties of the Parties contained in this Agreement or made pursuant to this Agreement will expire as of the Closing without further action by the Parties, with the result that if the Closing occurs, no Party will have any liability or obligation in respect thereof, whether asserted before or after the Closing, other than for actual fraud. The agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing will survive.

7.8    Submission to Jurisdiction; Waivers.    Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another Party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

7.9    Specific Performance.    The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other Parties for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

MODINE MANUFACTURING COMPANY
By: /s/ BRADLEY C. RICHARDSON

Name: Bradley C. Richardson Title: Vice President, Finance and Chief Financial Officer
MODINE, INC.
By: /s/ WILLIAM K. LANGAN

Name: William K. Langan Title: President
MODINE AFTERMARKET HOLDINGS, INC.
By: /s/ BRADLEY C. RICHARDSON

Name: Bradley C. Richardson Title: Vice President, Finance and Chief Financial Officer
TRANSPRO, INC.
By: /s/ CHARLES E. JOHNSON

Name: Charles E. Johnson Title: President and Chief Executive Officer

EXHIBITS:

1	Tax Sharing Agreement

SCHEDULES:

1.1A	Aftermarket Employees

1.1B	Aftermarket Real Property

1.1C	Contracts

1.1D	Domain Names

1.1E	Patents

1.1F	Proprietary Information Technology

1.1G	Trademarks

2.1	Contribution and Assumption Transactions

2.2(d)	Consents and Approvals

4.10(d)	Severance Plans

4.10(g)	Assumed Benefit Plans

ANNEX C

Wachovia Capital Markets, LLC
301 South College Street
Charlotte, NC 28288-8905

January 13, 2005

Board of Directors
Transpro, Inc.
100 Gando Drive
New Haven, CT 06513

Lady and Gentlemen:

You have asked Wachovia Capital Markets, LLC ("Wachovia Securities"), to advise you with respect to the fairness, from a financial point of view, to Transpro, Inc. ("Transpro") of the Merger Consideration to be paid by Transpro pursuant to the Agreement and Plan of Merger, to be dated January 31, 2005, by and among Transpro, Modine Manufacturing Company ("Modine"), and Modine Aftermarket Holdings, Inc. ("Newco"), a wholly owned subsidiary of Modine (the "Agreement"). For the purpose of our opinion, "Merger Consideration" consists of approximately 8.1 million shares, rounded as of the date hereof, of Surviving Corporation Common Stock together with the cash in lieu of fractional shares of Surviving Corporation Common Stock expected to be issued by Transpro to the holders of Newco Common Stock at the Effective Time, pursuant to the terms of the Agreement. Capitalized terms in this letter shall have the meanings ascribed to them in the Agreement unless otherwise defined or the context clearly requires otherwise.

The Agreement provides for the acquisition of Newco by Transpro pursuant to a merger in which Newco will merge with and into Transpro as the Surviving Corporation and the separate corporate existence of Newco shall thereupon cease (the "Merger"). At the Effective Time of the Merger, each outstanding share of Newco Common Stock (other than shares of Newco Common Stock owned by Transpro, Modine or any direct or indirect wholly owned Subsidiary of Transpro or Modine, all of which shall be cancelled) will be converted into and become the right to receive a fraction of a share of Surviving Corporation Common Stock equal to the Conversion Percentage. Following the Effective Time, all shares of Newco Common Stock will no longer be outstanding and will automatically be cancelled and retired and cease to exist. "Conversion Percentage" will equal a fraction, (i) the numerator of which is equal to the product obtained by multiplying (A) 0.52 by (B) the quotient of (1) the total number of shares of Transpro Common Stock outstanding as of the close of business on the Business Day preceding the Closing Date on a fully diluted basis (assuming the conversion or exercise of all Transpro Equity Interests outstanding on such date without regard to vesting requirements and, in the case of Transpro Equity Interests that are Transpro Options, calculated using the treasury method in accordance with GAAP, and in the case of Transpro Equity Interests that are shares of Transpro Preferred Stock, calculated on an as-converted basis using the closing share price of the Transpro Common Stock on the Business Day preceding the Closing Date), and (2) 0.48, and (ii) the denominator of which is equal to the Spin-Off Share Number.

In arriving at our opinion, we have, among other things:

•	Reviewed the January 5, 2005 draft of the Agreement and certain related documents, including the financial terms of the Merger set forth in such draft.

•	Reviewed certain business, financial, and other information regarding each of Transpro and Newco that was publicly available.

Board of Directors
Transpro, Inc.
January 13, 2005

•	Reviewed certain business, financial, and other information regarding Transpro and its prospects that was furnished to us by, and we have discussed with, the management of Transpro.

•	Reviewed certain business, financial, and other information regarding Newco and its prospects that was furnished to us by, and we have discussed with, the management of Modine.

•	Reviewed the current and historical market prices of Transpro's common stock.

•	Compared the available business, financial, and other information regarding each of Transpro and Newco with similar information regarding certain other publicly traded companies that we deemed relevant.

•	Compared the proposed financial terms of the Merger with the financial terms of certain other business combinations and transactions that we deemed relevant.

•	Developed discounted cash flow models for each of Transpro and Newco based upon estimates provided by the management of each of Transpro and Modine, as to each of Transpro and Newco.

•	Reviewed the potential pro forma impact of the Merger on Transpro's financial statements.

•	Considered other information such as financial studies, analyses, and investigations as well as financial and economic and market criteria that we deemed relevant.

In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to prospective financial information, including post-merger synergies, we have relied on estimates provided by the respective managements of Transpro and Modine and discussed such prospective financial information, as well as the assumptions upon which they are based, with the respective managements of Transpro or Modine, as the case may be. We have assumed that the estimates and judgments expressed by management of each of Transpro and Modine in such prospective financial information have been reasonably formulated and that they are the best currently available estimates and judgments of the respective managements of each of Transpro and Modine regarding such prospective financial information. We assume no responsibility for and express no view as to any such prospective financial information or the assumptions upon which they are based. In arriving at our opinion, we have not incorporated any conclusions as a result of our limited physical inspection of certain of the facilities of Transpro and Newco and have not made or been provided with any evaluations or appraisals of the assets or liabilities of either of Transpro or Newco.

In rendering our opinion, we have assumed that the final form of the Agreement is substantially identical to the January 5, 2005 draft of the Agreement reviewed by us and that nevertheless any changes contained in the final form of the Agreement are not materially adverse to Transpro. We also have assumed that Merger will be consummated on the terms set forth in the Agreement, without waiver of any material terms or conditions, including the contribution of $6.3 million of cash and proceeds of the OEM Stock Sale, and that in the course of obtaining any necessary legal, regulatory, or third-party consents or approvals, no restrictions will be imposed that will have a material adverse effect on the Merger or other actions contemplated by the Agreement. Our opinion is necessarily based on economic, market, financial, and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render financial advisory services to Transpro in connection with the Merger and will receive a fee for such services, which include the delivery

Board of Directors
Transpro, Inc.
January 13, 2005

of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of either or both of Transpro and Modine for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Wachovia Securities and its affiliates (including Wachovia Corporation and its affiliates) have, in the past, had, or currently have, certain other relationships with each of Transpro and Modine, including (a) a senior lending relationship with Transpro through Congress Financial, and (b) a senior lending relationship with Modine, which was terminated in 2004.

It is understood that this opinion is solely for the information and use of the Board of Directors of Transpro in connection with its consideration of the Merger. Our opinion does not address the merits of the underlying decision by Transpro to enter into the Agreement, including the relative merits of the Merger compared with other business strategies that may have been considered by Tranpro's management or its Board of Directors. Our opinion also does not address the merits of the OEM Stock Sale, although it assumes that it has occurred on the basis referred to above. Our opinion may not be disclosed, summarized, excerpted from, or otherwise publicly referred to without our prior written consent, which we will not unreasonably withhold.

We have not considered, nor are we expressing any opinion herein with respect to, the prices at which Transpro Common Stock will trade following the announcement of the Merger or the prices at which Transpro Common Stock will trade following the consummation of the Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and other factors we deem relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Transpro pursuant to the Agreement is fair, from a financial point of view, to Transpro.

Very truly yours,

WACHOVIA CAPITAL MARKETS, LLC

/s/ Wachovia Capital Markets, LLC

ANNEX D

DELAWARE GENERAL CORPORATION LAW

TITLE 8

CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW

Subchapter IX. Merger, Consolidation or Conversion

§ 262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b.; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 82, L. '01, eff. 7-1-01.)

ANNEX E

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PROLIANCE INTERNATIONAL, INC.
(Originally incorporated on July 28, 1995)

FIRST.    The name of the corporation is Proliance International, Inc.

SECOND.    The address of its registered office in the State of Delaware is Corporation Service Company, 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Service Company.

THIRD.    The nature of the business or purposes to be conducted or promoted is:

To carry on and conduct any and every kind of manufacturing, distribution and service business; to manufacture, process, fabricate, rebuild, service, purchase or otherwise acquire, to design, invent or develop, to import or export, and to distribute, lease, sell, assign or otherwise dispose of and generally deal in and with raw materials, products, goods, wares, merchandise and real and personal property of every kind and character; and to provide services of every kind and character.

To conduct any lawful business, to exercise any lawful purpose and power, and to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

In general, to possess and exercise all the powers and privileges granted by the DGCL or by any other law of Delaware or by this Amended and Restated Certificate of Incorporation, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the corporation.

FOURTH.    The total number of shares of stock which the corporation shall have authority to issue is 50,000,000*, of which 2,500,000 shares shall be Preferred Stock, par value $.01 per share, and 47,500,000* shares shall be Common Stock, par value $.01 per share. The Preferred Stock may be issued from time to time in one or more series with such distinctive serial designations and (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation, at such price or prices or at such rates of exchange, and with such adjustments; and (f) shall have such other relative, participating, optional or other special rights, qualifications, limitations, preferences or restrictions thereof, all as may be stated and expressed in the resolution or resolutions providing for the issue of such Preferred Stock from time to time adapted by the board of directors pursuant to authority so to do which is hereby vested in the board.

FIFTH.    In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

To make, alter or repeal the by-laws of the corporation.

To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

*	Assumes shareholder approval of the increase in authorized shares of the combined company's common stock.

By a resolution of a majority of the whole board, to designate one or more committees, each committee to consist of two or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise provided by law, any such committee, to the extent provided in the resolution or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the oversight of the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; provided, however, that (a) such committee shall not have the power to amend the by-laws or this Amended and Restated Certificate of Incorporation and (b) the by-laws may provide that in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

When and as authorized by the affirmative vote of the holders of a majority of the issued and outstanding stock having voting power given at a stockholders' meeting duly called upon such notice as is required by statute, to sell, lease or exchange all or substantially all of the property and assets of the corporation, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation.

SIXTH.    (a) The number of directors of the corporation shall be as from time to time fixed by or in the manner provided in the by-laws and shall not be less than three.

(b)    The board of directors shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as the then total number of directors constituting the entire board permits with the term of office of one class expiring each year, designated as Class I, Class II and Class III. Directors shall be assigned to each class in accordance with a resolution adopted by the board. The directors first appointed to Class I shall hold office for a term expiring at the annual meeting of stockholders to be held in 2006; the directors first appointed to Class II shall hold office for a term expiring at the annual meeting of stockholders to be held in 2007; and the directors first appointed to Class III shall hold office for a term expiring at the annual meeting of stockholders to be held in 2008. The members of each class shall hold office until their successors are elected and qualified or until their earlier resignation, retirement, removal or death.

(c)    Subject to the rights, if any, of the holders of any series of Preferred Stock, any vacancy on the board of directors that results from an increase in the number of directors may only be filled by a majority of the board then in office, provided that a quorum is present, and any other vacancy occurring on the board may only be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. If the number of directors which constitutes the whole board is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that coincides with the remaining term of that class, but in no event shall a decrease in such number of directors shorten the term of any incumbent director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

(d)    At each succeeding annual meeting of the stockholders of the corporation, the successors to the class of directors whose term expires at that meeting shall be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Subject to the rights, if any, of the holders of any series of Preferred Stock, directors may be elected by the stockholders only at an annual meeting of stockholders.

(e)    Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors, any director may be removed from office by the stockholders only for cause and only in the manner provided in this Article Sixth. At any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a director or directors is among the purposes of the meeting, the affirmative vote of the holders of at least 80% of the issued and outstanding stock having voting power, voting together as a single class, may remove such director or directors.

(f)    Notwithstanding any other provision in this Amended and Restated Certificate of Incorporation or in the by-laws to the contrary, the affirmative vote of at least 80% of the issued and outstanding stock having voting power, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, this Article Sixth.

(g)    Effective as of the date of the 2009 annual meeting of stockholders (the "Declassification Date"), paragraphs (b) through (f) of this Article Sixth shall automatically terminate and be of no further effect, and stockholders of the corporation will elect all directors on an annual basis. After the Declassification Date, directors shall be elected, and vacancies and newly created directorships shall be filled, as set forth in the by-laws.

SEVENTH.    The corporation shall indemnify each director, officer, employee or agent of the corporation and each person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the DGCL or any other applicable laws as presently or hereafter in effect. Without limiting the generality of the foregoing, the corporation may enter into one or more agreements with any person which provide for indemnification greater than or different from that provided in this Article.

EIGHTH.    Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

NINTH.    Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation. Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

TENTH.    Subject to any rights granted to the holders of any class or series of Preferred Stock, any corporate action upon which a vote of stockholders is required or permitted to be taken must be effected at a duly called annual or special meeting of the stockholders of the corporation and may not be effected by any consent in writing of such stockholders.

ELEVENTH.    The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

TWELFTH.    To the fullest extent permitted by the DGCL or any other applicable laws presently or hereafter in effect, no director of the corporation shall be personally liable to the corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the corporation. Neither the amendment or repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

Annex to Amended and Restated
Certificate of Incorporation

CERTIFICATE OF DESIGNATION
OF SHARES OF
PREFERRED STOCK DESIGNATED AS
SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK
OF
TRANSPRO, INC.

PURSUANT TO SECTION 151 OF THE
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

The undersigned DOES HEREBY CERTIFY that the resolution attached hereto as Exhibit A was duly adopted by the Board of Directors of Transpro, Inc., a Delaware corporation (hereinafter called the "Corporation"), the Certificate of Incorporation of which was filed on July 28, 1995, at a meeting of the Board of Directors of the Corporation duly called and held on June 18, 1998, at which meeting a quorum was present and acting throughout.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Vice President, John C. Martin III, this 31st day of July, 1998.

/s/ JOHN C. MARTIN, III

John C. Martin III, Vice President

[Corporation Seal]

EXHIBIT A

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the "Board of Directors") by the provisions of the Certificate of Incorporation of the Corporation, there is hereby created, out of the 2,500,000 shares of preferred stock of the Corporation authorized in Article Fourth of its Certificate of Incorporation, a series of preferred stock of the Corporation consisting of 30,000 shares, which series shall have the following designations, powers, preferences, rights, qualifications, limitations and restrictions:

Section 1.    DESIGNATION; NUMBER OF SHARES; PAR VALUE.    The designation of said series of preferred stock shall be Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"). The number of shares of Series B Preferred Stock shall be 30,000. The shares of Series B Preferred Stock shall be issued as full shares and shall have a par value of $0.01 per share.

Section 2.    DIVIDENDS.    Each outstanding share of Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative dividends at the applicable Dividend Rate (as defined below) payable in cash on July 1, 1998 for the period beginning with the date of original issuance and ending on June 30, 1998, and thereafter quarterly on the first day of October, January, April and July in each year (the "Dividend Payment Date") with respect to the quarterly period ending on the last day of September, December, April or June next preceding such Dividend Payment Date. Dividends payable on the Series B Preferred Stock shall be computed on the basis of a 365-day year. As used herein, the "Dividend Rate" shall mean:

(a)    for the period beginning on the date of original issuance of the Series B Preferred Stock (the "Original Issuance Date") and ending on the first anniversary of the Original Issuance Date, two percent (2%) per annum of the Liquidation Preference (as hereinafter defined) of such Series B Preferred Stock as in effect from time to time during such period;

(b)    for the period beginning on the first anniversary of the Original Issuance Date and ending on the second anniversary of the Original Issuance Date, three and one-half percent (3.5%) per annum of the Liquidation Preference of such Series B Preferred Stock as in effect from time to time during such period; and

(c)    for the period beginning on the second anniversary of the Original Issuance Date and thereafter until the Series B Preferred Stock has been redeemed or converted, five percent (5%) per annum of the Liquidation Preference of such Series B Preferred Stock as in effect from time to time during such period.

Dividends on the Series B Preferred Stock shall not be declared or paid if prohibited under the terms of any bond, financing, credit or other agreement entered into by the Corporation. Any dividend on the Series B Preferred Stock which is not paid within thirty (30) days of the relevant Dividend Payment Date shall bear interest at the rate of five percent (5%) per annum from such Dividend Payment Date until paid or until such Series B Preferred Stock is converted or redeemed.

Section 3.    CONVERSION RIGHTS.

(a)    Subject to Paragraph 3(b), each share of the Series B Preferred Stock shall be convertible at the option of the holder thereof into fully paid and nonassessable shares of common stock of the Corporation, par value $.01 per share (the "Common Stock"), in accordance with the following schedule:

(1)    one-half of each share of Series B Preferred Stock originally issued shall be convertible beginning on the third anniversary of the Original Issuance Date;

(2)    an additional one-quarter of each share of Series B Preferred Stock originally issued shall be convertible beginning on the fourth anniversary of the Original Issuance Date; and

(3)    all the shares of Series B Preferred Stock shall be convertible beginning on the fifth anniversary of the Original Issuance Date.

The determination of the portion of each share of Series B Preferred Stock which has become convertible shall be made with reference to the shares of Series B Preferred Stock originally issued. For example, if a certificate for 1,000 shares of Series B Preferred Stock were originally issued and on the third anniversary of the Original Issuance Date one-half of each of such shares were converted, the remaining shares would not become convertible until the fourth anniversary of the Original Issuance Date, at which time one-half of such shares would become convertible, and the balance of such shares would become convertible on the fifth anniversary of the Original Issuance Date. The portion of the shares of Series B Preferred Stock which has become convertible and has not been converted is referred to herein as the "Eligible Preferred Stock."

(b)    The number of shares of Common Stock into which the Eligible Preferred Stock shall be convertible pursuant to Paragraph 3(a) shall be calculated at the time of conversion (the "Conversion Rate") and shall be equal to the aggregate Liquidation Preference on the date of conversion for all shares of Eligible Preferred Stock to be converted plus all unpaid accrued dividends on such shares other than (i) Excepted Dividends (as defined below), and (ii) any interest accrued on such unpaid accrued dividends, divided by the Current Market Value (as defined below) of one share of Common Stock (the "Conversion Rate Calculation"); provided, however, that unless waived by the Corporation, the aggregate number of shares of Common Stock which may be issued upon conversion of all Eligible Preferred Stock may not exceed seven percent (7%) of the total number of shares of Common Stock outstanding after giving effect to such conversion (the "Conversion Cap"). As used herein, "Excepted Dividend" shall mean a dividend on the Common Stock which has been declared and the record date for which is a date which falls prior to the Conversion Time (as hereinafter defined) but the Dividend Payment Date for which is a date which falls after the Conversion Time. As used herein, "Current Market Value" shall mean the average of the daily closing prices of a share of Common Stock, ex dividend, reported as "New York Stock Exchange Composite Transactions" by The Wall Street Journal (Midwest Edition) during the twenty (20) consecutive trading days ending on the third trading day prior to the Conversion Time.

(c)    Each conversion of Eligible Preferred Stock shall be effected by the surrender of the certificate or certificates for the Series B Preferred Stock which includes the Eligible Preferred Stock to be converted at the principal office of the Corporation (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holder or holders of the Series B Preferred Stock) at any time during its usual business hours together with written notice by the holder of such Eligible Preferred Stock stating that such holder desires to convert a stated number of the shares of Eligible Preferred Stock, represented by such certificate or certificates, which notice shall also specify the name or names (with addresses) and denomination in which the certificate or certificates for Common Stock shall be issued and shall include instructions for delivery thereof. Such conversion shall be deemed to have been effected as of 5:00 p.m. eastern standard time on the business day on which such certificate or certificates shall have been surrendered and such notice shall have been received by the Corporation, and at such time (the "Conversion Time"), the rights of the holder of such Eligible Preferred Stock (or specified portion thereof), as such holder, shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby. For purposes of the preceding sentence, certificates surrendered to and notices received by the Corporation after 5:00 p.m. eastern standard time or on a day other than a business day shall be deemed to have been surrendered or received on the next succeeding business day. For purposes of this Paragraph, "business day" shall mean any day on which banks located in New York, New York are open for business.

Notwithstanding the foregoing, the Corporation shall not be required to convert any shares of Eligible Preferred Stock while the stock transfer books of the Corporation are closed for any purpose; but the surrender of Eligible Preferred Stock for conversion during any period while such books are so closed shall occur immediately upon reopening of such books. Notwithstanding the foregoing, the Conversion Time and Conversion Rate shall be determined without regard to the closing of the transfer books.

(d)    As soon as possible after the Conversion Time (and in no event more than 15 days after the Conversion Time), the Corporation shall deliver to the converting holder, or, with respect to the certificate(s) specified in (i) below, as specified by such converting holder:

(1)    a certificate or certificates representing the number of full shares of Common Stock issuable by reason of such conversion registered in such name or names and such denomination or denominations as the converting holder shall have specified;

(2)    the amount payable under Paragraph 3(e) hereof in lieu of any fractional share of Common Stock otherwise issuable by reason of such conversion; and

(3)    a certificate representing the aggregate number of shares of Series B Preferred Stock, if any, that shall have been represented by the certificate or certificates that shall have been delivered to the Corporation in connection with such conversion but that shall not have been converted.

(e)    If any fractional interest in a share of Common Stock would, except for the provisions of this Paragraph 3(e), be deliverable upon any conversion, the Corporation, in lieu of delivering the fractional share therefor, shall pay an amount equal to the Current Market Value of such fractional interest as of the Conversion Time. The determination of whether a fractional interest exists shall be made based on the aggregate number of shares of Common Stock to be issued to a single holder pursuant to conversions having the same Conversion Time.

(f)    If, during the twenty (20) consecutive trading day period used to calculate the Conversion Rate, the Corporation shall (i) pay a dividend on its Common Stock in shares of its Common Stock or effect a stock split of its Common Stock, or (ii) subdivide its outstanding shares of Common Stock into a smaller number of shares, the Conversion Rate Calculation shall be proportionately adjusted to account for the effect of such corporate action on the per share trading value of the Common Stock. Such adjustment shall be made successively whenever any event listed above shall occur.

(g)    Upon any conversion of shares of Series B Preferred Stock, the shares so converted shall have the status of authorized and unissued shares of Preferred Stock, unclassified as to series, and the number of shares of Preferred Stock which the Corporation shall have authority to issue shall not be decreased by the conversion of shares of Series B Preferred Stock. The Corporation shall at all times reserve and keep available, out of its authorized and unissued stock or stock held as treasury stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Eligible Preferred Stock from time to time outstanding, subject to the Conversion Cap set forth in Paragraph 3(b) hereof. The Corporation shall from time to time, in accordance with the laws of the State of Delaware, increase the authorized number of shares of its Common Stock if at any time the number of shares of its Common Stock not outstanding shall not be sufficient to permit the conversion of all the then outstanding Eligible Preferred Stock.

(h)    The Corporation will pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series B Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock in a name other than that in which the Series B Preferred Stock so converted was registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

Section 4.    REDEMPTION.

(a)    TIMING AND PRICE.    The Series B Preferred Stock may be redeemed in whole or in part by the Corporation, at its option, at any time and from time to time after the fifth anniversary of the Original Issuance Date, at a redemption price, payable in cash, equal to the Liquidation Preference thereof as of the date fixed for redemption, plus all unpaid accrued dividends thereon and any interest accrued on such dividends (the "Redemption Price").

(b)    NOTICE.    If, pursuant to Paragraph 4(a) hereof, the Corporation shall determine to redeem any shares of Series B Preferred Stock, notice thereof (a "Redemption Notice") shall be sent at least ninety (90) days prior to the date fixed for redemption (the "Redemption Date") to each holder of record by registered or certified mail, postage prepaid, addressed to such holder at such holder's address appearing on the books of the Corporation. Each Redemption Notice shall (i) state that the Corporation has elected to redeem such shares, (ii) state the Redemption Date, and (iii) call upon such holder to surrender to the Corporation on or after the Redemption Date, at the place designated in such notice, the certificate or certificates representing at least the number of shares to be redeemed in accordance with such notice. During such 90-day period, the rights of a holder of Series B Preferred Stock under Paragraph 3 shall not be affected.

If less than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares shall be redeemed pro rata (in accordance with the number of shares of Series B Preferred Stock then owned by each holder), and the Corporation shall issue and deliver to each holder a new certificate of the same series in the amount of the unredeemed shares owned by such holder, which new certificate shall evidence and represent the unredeemed portion of the shares evidenced by the certificate so surrendered, and shall entitle the holder thereof to the rights of the shares of Series B Preferred Stock represented thereby, to the same extent as if the certificate theretofore covering such unredeemed shares had not been surrendered for partial redemption.

(c)    SURRENDER OF CERTIFICATES.    In order for a holder of Series B Preferred Stock to receive the Redemption Price for the shares of Series B Preferred Stock to be redeemed, such holder shall present and surrender the certificate or certificates for such shares to the Corporation. The Redemption Price of such shares shall be paid to, or to the order of, the person whose name appears on such certificate or certificates as the owner thereof on the later to occur of (i) the Redemption Date, or (ii) the date on which such certificate or certificates are surrendered to the Corporation.

(d)    EFFECT OF REDEMPTION.    From and after the Redemption Date, unless the Corporation shall have defaulted in the payment of the Redemption Price, all dividends on the Series B Preferred Stock designated for redemption shall cease to accrue, and all rights of the holders thereof as holders of Series B Preferred Stock designated for redemption (except the right to receive the Redemption Price), shall cease and terminate. Any shares of Series B Preferred Stock redeemed by the Corporation shall have the status of authorized and unissued shares of Preferred Stock, unclassified as to series, and the number of shares of Preferred Stock which the Corporation shall have authority to issue shall not be decreased by the redemption of shares of Series B Preferred Stock.

(e)    TRANSFER BOOKS.    In order to facilitate the redemption of any shares of Series B Preferred Stock, the Board of Directors of the Corporation is authorized to cause the transfer books for the Series B Preferred Stock to be closed as to the shares to be redeemed.

Section 5.    LIQUIDATION OR DISSOLUTION.    Upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive an amount equal to the Liquidation Preference (as hereinafter defined) for each share of Series B Preferred Stock, plus any accrued but unpaid dividends thereon to the date of final distribution, before any payment shall be made on the Common Stock or on any other class of stock ranking junior to the Series B Preferred Stock with respect to distributions upon liquidation or winding up of the Corporation. As used herein, "Liquidation Preference" means $100.00 per share of Series B Preferred Stock; provided, however, that if, pursuant to Section 2.1 of that certain Agreement and Plan of Merger dated as of July 23, 1998 among the Corporation, EI Acquisition Corp., EVAP, Inc., and Paul S. Wilhide (the "Merger Agreement"), the holders of Series B Preferred Stock are entitled to an Earn-Out Amount (as defined in the Merger Agreement), then the amount of the Liquidation Preference for each share of Series B Preferred Stock shall be increased, effective as of April 1 of the year following the calendar year for which such Earn-Out Amount was earned (the "Effective Date"), by an amount equal to (a) that portion of the Earn-Out Amount to be paid through an increase in the liquidation preference of the Series B Preferred Stock, divided by (b) the number of shares of Series B Preferred Stock issued and outstanding on the relevant Effective Date. In the event the assets of the Corporation available for distribution to the holders of the Series B Preferred Stock upon any dissolution, liquidation or winding up of the Corporation shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to this Paragraph 5, each such holder shall be entitled to receive a proportionate share of such assets on account of the Series B Preferred Stock, ratably, in proportion to the full distributable amounts to which holders of Series B Preferred Stock are respectively entitled upon such dissolution, liquidation or winding up. After the payment to the holders of shares of Series B Preferred Stock of the full preferential amounts provided for in this Paragraph 5, the holders of Series B Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation, if any.

Whenever the amount of the Liquidation Preference for each share of Series B Preferred Stock shall be increased in accordance with the preceding paragraph, the Corporation shall forthwith (i) file with the transfer agent for the Series B Preferred Stock a statement describing the increase in the Liquidation

Preference, including the calculation used to determine the amount of such increase, and (ii) cause a copy of such statement to be mailed to the holders of record of the Series B Preferred Stock.

Section 6.    TRANSFERABILITY.    None of the shares of Series B Preferred Stock shall be subject to sale, transfer, conveyance, assignment, pledge or other alienation by the holder thereof other than (i) a transfer made in connection with a conversion or redemption under Paragraph 3 or 4 or (ii) a transfer occurring by operation of law upon the death of the holder thereof, provided that such transfer is not to a competitor of the Corporation.

Section 7.    VOTING RIGHTS.    Except as otherwise required by the Delaware General Corporation Law, the holders of Series B Preferred Stock shall have no right to vote.

ANNEX F

PROLIANCE INTERNATIONAL, INC.

* * * * * * *

AMENDED AND RESTATED BY-LAWS

* * * * * * *

ARTICLE I
OFFICES

Section 1.    The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2.    The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1.    All meetings of the stockholders for the election of directors shall be held in the offices of the corporation in New Haven, Connecticut, or at such other place either within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Notwithstanding the foregoing, the board of directors may, in its sole discretion, determine that meetings of stockholders shall not be held at any place, but shall instead be held by means of remote communications, subject to such guidelines and procedures as the board of directors may adopt from time to time. The whole board may postpone and reschedule any previously scheduled annual or special meeting of stockholders.

Section 2.    Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which the stockholders shall elect directors to succeed those whose terms expire at such meeting by a plurality vote, which may or may not be by written ballot as determined by the board of directors, and transact such other business as may properly be brought before the meeting.

Section 3.    Written notice of the annual meeting stating the place, date and hour of the meeting and the means of remote communications, if any, by which stockholders and proxies may be deemed to be present in person and vote at such meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting. At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting or (ii) by any stockholder who is a holder of record at the time of the giving of the notice provided for in this Section 3, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 3. For business properly to be brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such

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annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. To be in proper written form, a stockholder's notice to the secretary shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business; (iii) the class or series and number of shares of the corporation which are beneficially owned by the stockholder; (iv) any material interest of the stockholder in such business; and (v) if the stockholder intends to solicit proxies in support of such stockholder's proposal, a representation to that effect. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his or her intention to present a proposal at an annual meeting and such stockholder's proposal has been included in a proxy statement that has been prepared by management of the corporation to solicit proxies for such annual meeting; provided, however, that if such stockholder does not appear or send a qualified representative to present such proposal at such annual meeting, the corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the corporation. Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 3. The chairman of an annual meeting may refuse to permit any business to be brought before an annual meeting which fails to comply with the foregoing procedures or, in the case of a stockholder proposal, if the stockholder solicits proxies in support of such stockholder's proposal without having made the representation required by clause (v) of the third preceding sentence.

Section 4.    The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 4 shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, (1) on a reasonably accessible electronic network, provided that the information required to gain access to such list is furnished with the notice of the meeting, or (2) during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided in the notice of the meeting.

Section 5.    Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or by the certificate of incorporation, may be called by the chairman of the board or chief executive officer and shall be called by the chairman of the board, chief executive officer or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the means of remote communications, if any, by which stockholders and proxies may be deemed to be present in person and vote at such meeting, in each case as designated by the board, and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 6.    (a) Any holder or holders of record of capital stock requesting the corporation to call a special meeting of stockholders pursuant to Section 5 of this Article II (collectively, the "Initiating

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Stockholder") shall deliver or mail written notice of such request to the secretary of the corporation at its principal executive offices (the "Notice"). The Notice shall contain all the information that would be required in a notice to the secretary given pursuant to Section 3 of this Article II in connection with an annual meeting of stockholders.

(b) Within 14 days after the secretary's receipt of the Notice from the Initiating Stockholder containing all the information required by subsection (a) of this Section 6, the board of directors shall fix a record date for determining the stockholders of record entitled to join in the request for the calling of the special meeting of stockholders. Such record date shall not be earlier than the date on which the board of directors fixes the same and shall not be later than 30 days after such date. Only holders of record of common stock on the record date shall be entitled to join in the request. The corporation shall give prompt written notice of the fixing of the record date to the Initiating Stockholder. If stockholders of record on the record date owning of record on such date at least a majority of the outstanding capital stock entitled to vote deliver or mail written requests to the secretary of the corporation at its principal executive offices that the corporation call the special meeting, the corporation shall promptly appoint an inspector to perform a ministerial review of, and render a report to the corporation and the Initiating Stockholder concerning, the validity of such requests and any revocations thereof. The inspector will be instructed to perform such review and render such report promptly. The corporation shall not be required to call the special meeting until the inspector has rendered such report and certified in writing to the corporation and the Initiating Stockholder that valid, unrevoked requests for the calling of the special meeting were received from stockholders of record on the record date owning of record on such date at least a majority of the outstanding capital stock entitled to vote. Nothing contained in this subsection (b) shall be construed to mean or imply that the board of directors or any stockholder shall not be entitled to contest the validity of any written request or revocation thereof, whether before or after certification by the inspector, through court proceedings or otherwise. Any dispute as to whether or not the corporation is required to call the special meeting of stockholders will be resolved through appropriate court proceedings, in which the corporation will request the court to resolve the dispute as expeditiously as possible.

(c) Notwithstanding any other provision of these by-laws, no written request to call a special meeting of stockholders shall be effective unless, within 70 days after the record date fixed pursuant to subsection (b) of this Section 6, the corporation has received such written requests from stockholders of record on such record date owning on such date at least a majority of the outstanding voting capital stock.

(d) The record date for determining the stockholders of record entitled to vote at a special meeting called pursuant to this Section 6 shall be fixed by the board of directors, but shall not be later than 14 days after it is determined that the corporation is required to call such meeting. Written notice of the meeting shall be mailed by the corporation to stockholders of record on such record date within 10 days after the record date (or such longer period as may be necessary for the corporation to file its proxy materials with, and receive and respond to the comments of, the Securities and Exchange Commission), and the meeting will be held within 50 days after the date of mailing of the notice, as determined by the board of directors.

(e) The business to be conducted at a special meeting called pursuant to this Section 6 shall be limited to the business set forth in the Notice and such other business or proposals as the board of directors shall determine and shall be set forth in the notice of meeting. The board of directors or the chairman of the board of directors may determine rules and procedures for the conduct of the meeting.

Section 7.    Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8.    The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by law or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as

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originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9.    When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power and entitled to vote on the matter present in person or represented by proxy and which has actually voted shall decide any question brought before such meeting, unless the question is one upon which by express provision of law or of the certificate of incorporation or by-laws, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 10.    Except as otherwise provided by law or by the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period. Every proxy must be authorized in a manner permitted by Section 212 of the DGCL or any successor provision.

Section 11.    In advance of any meeting of stockholders, the board of directors will appoint one or more inspectors of election, who need not be stockholders, as to the matters to be submitted to a vote at any such meeting. The inspectors of election shall (i) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies, (ii) receive votes or ballots, (iii) hear and determine all challenges and questions arising in any way in connection with the right to vote, (iv) count and tabulate all votes, and (v) determine and report to the meeting the results. The inspectors shall take an oath that they will perform their duties impartially, in good faith, and to the best of their ability and as expeditiously as is practical. In the absence of appointment by the board of directors, the inspectors may be appointed by the chairman of the board or the chief executive officer.

At each meeting of the stockholders, the chairman of the board or, in the absence of the chairman of the board, the chief executive officer or, in the absence of the chairman of the board and the chief executive officer, such person as shall be selected by the board shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

ARTICLE III
DIRECTORS

Section 1.    The number of directors which shall constitute the whole board shall be not less than three nor more than 15, as may be designated from time to time by the board of directors. Subject to such policies as the board of directors may from time to time adopt, directors need not be stockholders.

Section 2.    Until the date of the 2009 annual meeting of stockholders (the "Declassification Date"), the board shall be classified as provided in the certificate of incorporation. The members of each class of directors shall hold office until their successors are elected and qualified or until their earlier resignation, retirement, removal or death. Subject to the rights, if any, of the holders of any series of preferred stock, any vacancy on the board that results from an increase in the number of directors may only be filled by a majority of the board then in office, provided that a quorum is present, and any other vacancy occurring on the board may only be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. If the number of directors which constitutes the whole board is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that coincides with the remaining term of that class, but in no event shall a decrease in such number of directors shorten the term of any

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incumbent director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

At each succeeding annual meeting of the stockholders of the corporation, the successors to the class of directors whose term expires at that meeting shall be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Subject to the rights, if any, of the holders of any series of preferred stock, directors may be elected by the stockholders only at an annual meeting of stockholders.

Subject to the rights, if any of the holders of any series of preferred stock to elect directors, any director may be removed from office by the stockholders only for cause and only in the manner provided in the certificate of incorporation.

The provisions of the three preceding paragraphs of this Section 2 shall automatically terminate and be of no further effect as of the Declassification Date, and stockholders of the corporation will, at the 2009 annual stockholders meeting and thereafter, elect all directors on an annual basis. Such directors shall hold office until their successors are elected or qualified. From and after the Declassification Date, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by law. From and after the Declassification Date, if, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3.    The business of the corporation shall be managed under the direction of the board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by law or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

THE CHAIRMAN OF THE BOARD

Section 4.    The board of directors may choose a chairman of the board who shall hold the position until his or her successor is chosen and qualifies and who may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in the position of chairman of the board may be filled by the board of directors. The chairman of the board shall preside at all meetings of the board of directors and stockholders, and shall have such other powers and duties as may from time to time be prescribed by the board of directors, upon written directions given to him or her pursuant to resolutions duly adopted by the board of directors. The chairman of the board shall not be an officer of the corporation.

THE VICE CHAIRMAN OF THE BOARD

Section 5.    The board of directors may choose a vice chairman of the board who shall hold the position until his or her successor is chosen and qualifies and who may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in the position of vice chairman of the board may be filled by the board of directors. The vice chairman of the board shall perform the duties of the chairman of the board in the absence of the chairman or in the event of his or her inability or refusal to act, and also shall perform such other duties as the board of directors may from time to time prescribe. The vice chairman of the board shall not be an officer of the corporation.

MEETINGS OF THE BOARD OF DIRECTORS

Section 6.    The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

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Section 7.    Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 8.    Special meetings of the board of directors for any purpose or purposes may be called by the chairman of the board or chief executive officer, and the chairman of the board, chief executive officer or the secretary shall call a special meeting upon request of at least two directors. If given personally, by telephone, by facsimile, by email or by overnight delivery service, the notice shall be given at least the day prior to the meeting. Notice may be given by regular mail if it is mailed at least five days before the meeting. In the event of an emergency which in the judgment of the chairman of the board or chief executive officer requires immediate action, a special meeting may be convened without notice, consisting of those directors who are immediately available by telephone and can be joined in the meeting by conference telephone. The actions taken at such a meeting shall be valid if at least a quorum of the directors participates either personally or by conference telephone.

Section 9.    At all meetings of the board, a majority of the total number of directors then in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by law or by the certificate of incorporation or by-laws. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 10.    Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

COMMITTEES OF DIRECTORS

Section 11.    The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise provided by law, any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the board of directors in the oversight of the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; provided, however, that (i) no such committee shall have the power to approve an amendment to the by-laws or the certificate of incorporation and (ii) in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Unless otherwise prescribed by the board of directors, a majority of the members of the committee shall constitute a quorum for the transaction of business, and the act of a majority of members present at a meeting at which there is a quorum shall be the act of such committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Section 12.    Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

COMPENSATION OF DIRECTORS

Section 13.    The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

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NOMINATION OF DIRECTORS

Section 14.    Nominations for the election of directors may be made by the board of directors or a committee of the board of directors or by any stockholder entitled to vote for the election of directors. Nominations by the board of directors or a committee of the board of directors may be made by oral or written notice delivered to the secretary of the corporation by any officer or director on behalf of the board of directors or committee at any time prior to or at any meeting of the stockholders at which directors are to be elected. Each notice of nomination of directors by the board of directors or a committee of the board of directors shall set forth the names of the nominees. Nominations by stockholders shall be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the secretary of the corporation not less than 90 days nor more than 120 days prior to (i) any meeting (other than an annual meeting) at which directors are to be elected, appointed or designated or, (ii) in the case of an annual meeting, the anniversary of the previous year's annual meeting; provided, however, if, (x) in the case of an annual meeting, the annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date or, (y) in the case of any other meeting, less than 100 days' notice of the meeting is given to stockholders, then notice by the stockholder must be delivered to the corporation no later than the later of the close of business 90 days prior to such meeting or the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was first made by the corporation (and in no event shall the public announcement of an adjournment of the meeting commence a new time period for a giving of a stockholder's notice under this Section 15). To be in proper written form, a stockholder's notice to the secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by the person, and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this Section 15. The chairman of any meeting of stockholders of the corporation may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE IV
NOTICES

Section 1.    Whenever, under the provisions of law or of the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail, or by such other means as are authorized by law. Notice to directors may also be given by facsimile or email.

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Section 2.    Whenever any notice is required to be given under the provisions of law or of the certificate of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE V
OFFICERS

Section 1.    The officers of the corporation shall be chosen by the board of directors and shall be a chief executive officer, a president, a secretary, a treasurer and a controller. The board of directors may also choose a chief operating officer, a chief financial officer, vice presidents, including executive, senior or group vice presidents and assistant vice presidents, and one or more assistant secretaries, assistant treasurers and assistant controllers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

Section 2.    The board of directors at its first meeting after each annual meeting of stockholders shall choose a chief executive officer, a president, a secretary, a treasurer and a controller.

Section 3.    The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4.    The compensation of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5.    The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

THE PRESIDENT

Section 6.    The president shall, subject to the oversight of the board of directors, have responsibility for the general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect, and in the absence of the chairman of the board and the vice chairman of the board or in the event of their inability or refusal to act shall preside at all meetings of the stockholders and the board of directors.

Section 7.    The president shall possess the power to sign all certificates, contracts and other instruments which may be authorized by the board of directors, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

CHIEF EXECUTIVE OFFICER

Section 8.    The chief executive officer shall, subject to the oversight of the board of directors, have responsibility for the general supervision of all aspects of the business of the corporation and corporate development, expansion and contraction and long-range planning of the corporation, including, without limitation, the acquisition, development and disposition of facilities necessary to implement the foregoing. The chief executive officer shall have and exercise such further powers and duties as may be specifically delegated or vested in him or her from time to time by these by-laws or by the board of directors. The chief executive officer shall possess the power to sign all certificates, contracts and other instruments which may be authorized by the board of directors, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. The chief executive officer may combine his or her duties with those of any other office assigned to him or her by the board of directors.

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CHIEF OPERATING OFFICER

Section 9.    The chief operating officer shall, subject to the oversight of the board of directors, have responsibility for the operations and functioning of the corporation's operating units and programs and the allocation among the corporation's operating units and programs of other officers and principal executive personnel of the corporation. The chief operating officer shall also perform such other duties and have such other powers as may be assigned to him or her by the board of directors. The chief operating officer shall possess the power to sign all certificates, contracts and other instruments which may be authorized by the board of directors, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. The chief operating officer may combine his or her duties with those of any other office assigned to him or her by the board of directors.

CHIEF FINANCIAL OFFICER

Section 10.    The chief financial officer shall, subject to the oversight of the board of directors, have responsibility for the corporation's finances and financial planning, the allocation among the corporation's operating units and programs of the corporation's financial resources and the corporation's internal accounting, auditing and financial controls. The chief financial officer shall also perform such other duties and have such other powers as may be assigned to him or her by the board of directors. The chief financial officer shall possess the power to sign all certificates, contracts and other instruments which may be authorized by the board of directors, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. The chief financial officer may combine his or her duties with those of any other office assigned to him or her by the board of directors.

VICE PRESIDENTS

Section 11.    The vice presidents shall perform such duties and have such other powers as the board of directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARIES

Section 12.    The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors, chief executive officer or president, under whose supervision the secretary shall be. The secretary shall have custody of the corporate seal of the corporation and the secretary, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature.

Section 13.    The assistant secretary, or if there be more than one , the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 14.    The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

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Section 15.    The treasurer shall disburse the funds of the corporation as may be authorized by the board of directors, taking proper vouchers for such disbursements, and shall render to the chief executive officer and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

Section 16.    If required by the board of directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 17.    The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE CONTROLLER AND ASSISTANT CONTROLLERS

Section 18.    The controller shall have the custody of the accounting records of the corporation and shall use his or her best efforts to cause the corporation to (1) keep full and accurate accounts of the financial condition and results of operations of the corporation as required by applicable law and (2) cause the accounting and internal control systems of the corporation and the corporation's policies and procedures with respect to internal accounting and auditing and financial controls to comply with applicable law.

Section 19.    The controller shall render to the chief executive officer and the board of directors, at its regular meetings, or when the board of directors so requires, financial statements reflecting the results of operations and financial condition of the corporation.

Section 20.    The assistant controller, or if there shall be more than one, the assistant controllers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the controller or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the controller and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI
INDEMNIFICATION

Section 1.    Indemnification in Actions Other Than in an Action by or in the Right of the Corporation.    To the full extent permitted by the Delaware General Corporation Law (the "DGCL"), from time to time in effect and subject to the provisions of Section 3 of this Article VI, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

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Section 2.    Indemnification in Actions by or in the Right of the Corporation.    To the full extent permitted by the DGCL from time to time in effect and subject to the provisions of Section 3 of this Article, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3.    Determination of Conduct.    Any indemnification under Sections 1 and 2 of this Article VI (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable and a quorum of disinterested directors so directs, by independent legal counsel (compensated by the corporation) in a written opinion, or (iii) by the stockholders.

Section 4.    Right to Payment of Expenses.    To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

Section 5.    Payment of Expenses in Advance.    Expenses incurred by an officer or director in defending a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article VI. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 6.    Non-Exclusivity.    The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 7.    Insurance.    The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI or Section 145 of the DGCL.

Section 8.    Rights To Continue.    The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

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Section 9.    Conditional Indemnification for Certain Proceedings.    Notwithstanding anything in this Article VI to the contrary, no director, officer, employee or agent shall be entitled to indemnification pursuant to this Article VI in connection with any action, suit or proceeding initiated by such person unless the board of directors has authorized or consented to the initiation of such action, suit or proceeding.

ARTICLE VII
CERTIFICATES OF STOCK

Section 1.    Certificates representing shares of stock of the corporation shall be in such form as shall be determined by the board of directors, subject to applicable legal requirements. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the chairman or vice chairman of the board of directors, the chief executive officer or the president or a vice president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by such holder in the corporation.

Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

Section 2.    Where a certificate is countersigned (i) by a transfer agent other than the corporation or its employee, or (ii) by a registrar other than the corporation or its employee, any other signature on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 3.    The secretary may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the secretary may, in his or her sole discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFERS OF STOCK

Section 4.    Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 5.    In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be (i) more than 60 nor less than ten days before the date of such meeting or (ii) more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

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REGISTERED STOCKHOLDERS

Section 6.    The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as, the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII
GENERAL PROVISIONS

DIVIDENDS

Section 1.    Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 2.    Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

CHECKS

Section 3.    All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR

Section 4.    The fiscal year of the corporation begins on the first day of January and ends on the thirty-first day of December in each year.

SEAL

Section 5.    The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE IX
AMENDMENTS

Section 1.    These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.

(As amended                     , 2005)

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ANNEX G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION
REPORTS PURSUANT TO SECTIONS
13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                         .

Commission file number 1-13894

TRANSPRO, INC.

(Exact name of Registrant as specified in its charter)

Delaware	34-1807383
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
100 Gando Drive, New Haven, Connecticut 06513 (Address of principal executive offices, including zip code)
(203) 401-6450 (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par Value	American Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act:

NONE

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes No

The aggregate market value of voting and non-voting common stock held by non-affiliates of the Registrant at June 30, 2004 was $38,783,036. On March 1, 2005, there were 7,106,023 outstanding shares of the Registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

None

Exhibit Index is on pages 66 through 67 of this report.

TRANSPRO, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2004

*	Superseded by Transpro's Form 8-K filed with the SEC on June 15, 2005.

G-ii

PART I

ITEM 1.    BUSINESS

Transpro, Inc. (the "Company") designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive and light truck aftermarket. In addition, prior to the sale of its Heavy Duty OEM business, described below, the Company designed, manufactured and distributed radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for original equipment manufacturers ("OEMs") of heavy trucks and industrial and off-highway equipment and the heavy duty heat exchanger aftermarket. A description of the particular products manufactured and the services performed by the Company in each of its market segments is set forth below.

On March 1, 2005, the Company sold its Heavy Duty OEM business to Modine Manufacturing Company ("Modine") for $17 million in cash in conjunction with the merger of the aftermarket business of Modine into Transpro. These transactions are described in Note 18 of the Notes to Consolidated Financial Statements contained in Item 8 of this Report. As a result of the sale, the Company is now solely a supplier of heating and cooling components and systems to the automotive and heavy duty aftermarkets.

Origins of the Business

The Company's origins date back to 1915 when a predecessor of the Company's former G&O division commenced operations in New Haven, Connecticut as a manufacturer of radiators for custom built automobiles, fire engines and original equipment manufacturers. Allen Telecom Inc. ("Allen," formerly The Allen Group Inc.) acquired G&O in 1970 as part of its strategy to become a broad-based automotive supplier. The Company's GO/DAN Industries ("GDI") division was formed in 1990 when Allen contributed a portion of its G&O division and other assets, which together represented all of Allen's aftermarket radiator business, and Handy & Harman contributed substantially all of the assets of its then wholly-owned subsidiaries, Daniel Radiator Corporation, Jackson Industries, Inc., Lexington Tube Co., Inc. and US Auto Radiator Manufacturing Corporation, to form a 50/50 joint venture partnership.

In 1995, Allen contributed all of the assets and liabilities of G&O and its specialty fabricated metal products business along with its interest in GDI, to the Company. Immediately thereafter, Allen caused GDI to redeem Handy & Harman's ownership interest in GDI. On September 29, 1995, Allen spun off the Company to Allen's stockholders. The Company added replacement automotive air conditioning condensers to its aftermarket product line with the acquisition of substantially all of the assets, and the assumption of certain liabilities, of Rahn Industries effective August 1996. The Company added other replacement automotive air conditioning parts to its aftermarket product line with the acquisition of the outstanding stock of Evap, Inc., which subsequently became Ready-Aire, in a purchase transaction effective August 1, 1998. The Company added re-manufactured automotive air conditioning compressors to its aftermarket product line with the acquisition of the outstanding stock of A/C Plus, Inc. in a purchase transaction effective February 1, 1999, which became part of Ready-Aire.

In 1999, the Company decided to concentrate its efforts on its heating and cooling systems business. As a result, effective May 5, 2000, the Company sold substantially all of the assets and liabilities of its Crown Specialty Metal Fabrication business to Leggett & Platt, Incorporated.

Management has looked to grow the business through a combination of internal growth, including the addition of new customers and new products, and strategic acquisitions. On December 27, 2002, the Company acquired certain assets of Fedco Automotive Components Company ("Fedco"), based in Buffalo, New York, a wholly owned subsidiary of Tomkins PLC. This acquisition strengthened the Company's position in the complete heater market and provided the Company with a new major customer relationship, the capability to produce aluminum heaters in-house and the ability to maximize the benefits generated by its in-house production of copper/brass heater cores at its Mexico plant.

On February 1, 2005, the Company announced that it had signed definitive agreements, subject to customary closing conditions including shareholder approval, providing for the merger of the aftermarket business of Modine into Transpro (the "Merger") and Modine's acquisition of Transpro's Heavy Duty OEM business unit for $17 million in cash. The parties had announced a letter of intent for the transactions on October 26, 2004. The transactions are expected to result in the Company having consolidated annual sales of over $400 million and will add manufacturing and distribution locations in the U.S., Europe and Mexico. In addition, the Company will now be focused solely on supplying heating and cooling components and systems to the automotive and heavy duty aftermarkets in North and Central America and Europe. On March 1, 2005, the Company completed the sale of its Heavy Duty OEM business for $17 million in cash. The Merger is subject to the approval of Transpro's stockholders and certain other closing conditions. A summary of these transactions is contained in Note 18 of the Notes to Consolidated Financial Statements contained in this Report.

Current Structure

The Company is organized into two strategic business groups ("SBG") based on the type of customer served — Automotive and Light Truck and Heavy Duty. The Automotive and Light Truck SBG is comprised of a heat exchanger unit and a temperature control unit. The Heavy Duty SBG consisted of both an OEM and aftermarket unit prior to the sale of Transpro's Heavy Duty OEM business unit. In conjunction with its internal reorganization in 2002, the Company also commenced a program to de-emphasize the use of the former business names (GDI, G&O, EVAP and AC Plus) and have all product names, including the well-known trade names Ready-Rad® Radiators, Ready-Aire® Heater Core and Air Conditioning Condensers, Ready-Aire® Temperature Control Products, Ready-Core® Radiator Cores, Ultra-Fused® Radiators and Ultra-Seal® Charge Air Coolers, associated with Transpro, Inc.

Markets

The automotive and heavy truck parts industries target two distinct markets, the aftermarket and the OEM market. The products and services used to maintain and repair automobiles, vans, light trucks and heavy trucks, as well as accessories not supplied with such vehicles when manufactured, form the respective automotive and heavy truck aftermarkets. The manufacture of individual component parts for use in the original equipment manufacturing process of automobiles, vans and light trucks forms the automotive OEM market and the manufacture of individual components for use in the original equipment manufacturing process of heavy trucks and other heavy equipment forms the heavy duty OEM market. Following the sale of Transpro's Heavy Duty OEM business unit, the Company sells its products and services solely to the automotive and heavy duty aftermarkets.

Principal Products and Services

The Company designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive and light truck aftermarket. In addition, the Company designs, manufactures and distributes radiators, radiator cores, charge air coolers, charge air cooler cores, oil coolers and other specialty heat exchangers for the heavy truck and industrial product aftermarket. A description of the particular products manufactured and the services performed by the Company in each of its market segments is set forth below.

Automotive and Light Truck Products

The Company provides one of the most extensive product ranges of high-quality radiators, radiator cores, heater cores, and air conditioning condensers, compressors and parts to the automotive and light truck aftermarket. The Company's primary radiator (both aluminum and copper/brass) and copper/brass heater manufacturing facility in Nuevo Laredo, Mexico is ISO 9001:2000 certified, which is an internationally recognized verification system for quality management. In addition to its standard models, the Company can produce and deliver special orders typically within 24 hours through its nine regional plants and thirty eight branch locations.

The purpose of a radiator is to cool the engine. A radiator acts as a heat exchanger, removing heat from engine coolant as it passes through the radiator. The construction of a radiator usually consists of: the radiator core, which consists of coolant-carrying tubes and a large cooling area made up of metal fins, a receiving (inlet) tank, a dispensing (outlet) tank and side columns. In operation, coolant is pumped from the engine to the inlet tank where it spreads through the tubes. As the engine coolant passes through the tubes, it loses its heat to the air stream through the fins connected to the tubes. After passing through the tubes, the reduced temperature coolant enters the outlet tank and is then re-circulated through the engine.

Complete Radiators.    The Company's lines of complete radiators are produced for automobile and light and heavy truck applications and consist of more than 930 models, which are able to service approximately 95% of the automobiles and light trucks in the United States. The Company has established itself as an industry leader with its well-recognized line of Ready-Rad® radiators. The Ready Rad® Plus line with adaptable fittings has become popular because of its ability to fit the requirements of a broad line of vehicles, enabling distributors to service a larger number of vehicles with lower inventory levels. During 2001, the Company acquired the capability to produce aluminum radiator cores in-house, which capability it has since expanded.

The Company also sells its Ready Rad® Heatbuster ("Heatbuster") line of complete radiators. This line of replacement radiators is specially designed to provide approximately 20% more cooling capability than a standard radiator. The Heatbuster line is an ideal replacement radiator for vehicles used for towing, hauling, plowing or off-highway purposes, and as a result, it has been particularly popular in the growing light truck and SUV segments of the automotive fleet.

Radiator Cores.    A radiator core is the largest and most expensive component of a complete radiator. The Company's Ready-Core® line consists of 2,500 models of radiator cores for automobiles and light trucks. Given the wide range of cores required by today's automobile and truck fleet, there are many times when a specific core is not readily available. In these cases, the Company can produce a new core, on demand, within several hours and provide same day or next day service to virtually the entire United States using its nine strategically positioned regional manufacturing plants and distribution locations.

Heater Cores.    The Company produces more than 450 different heater core models for domestic and foreign cars and light trucks, which cover the requirements of more than 95% of the automobiles and light trucks on the road today. A heater core is part of a vehicle's heater system through which heated coolant from the engine cooling system flows. The warm air generated as the liquid flows through the heater core is then propelled into the vehicle's passenger compartment by a fan.

The Company's Ready-Aire® line of heater cores is recognized as an industry leader and its models utilize both cellular and tubular technology. The Company introduced its tubular CT Ready-Aire® line of heater cores in 1988.

With the acquisition of Fedco, the Company added in-house aluminum heater core manufacturing capability in Buffalo, New York, which allowed the Company to consolidate and expand its existing copper/brass manufacturing capability at its Nuevo Laredo, Mexico plant. This integration process was completed by mid-2003 and resulted in the creation of "Centers of Excellence" for heater production in both Buffalo and Mexico.

Air Conditioning Compressors.    The Company distributes more than 1,200 models of new and re-manufactured air conditioning compressors for domestic and import applications in the automotive and light truck aftermarkets. The compressor is designed to compress low-pressure vapor refrigerant, which is drawn from the evaporator into a high-pressure gas, and then pumped to the condenser.

Air Conditioning Condensers.    Air conditioning condensers are a component of a vehicle's air conditioning system designed to convert the air conditioner refrigerant from a high-pressure gas to a high-pressure liquid by passing it through the air-cooled condenser. More than 425 condenser part numbers are currently cataloged and distributed under the Ready-Aire® brand.

Air Conditioning Accumulators.    The Company offers over 590 accumulator/drier models. Accumulators act as a reservoir that prevents liquid refrigerant from reaching the compressor. The accumulator uses a drying agent to remove moisture from the system and a filter screen to trap any solid contaminants.

Air Conditioning Evaporators.    The Company offers over 550 evaporator models. Automotive air conditioning evaporators are designed to remove heat from the passenger compartment. The core is generally located under the dashboard or adjacent to the firewall and functions as a heat exchanger by passing low pressure liquid refrigerant through its passageways and forcing warm air from the passenger compartment over the core. The refrigerant becomes a low-pressure vapor and is then re-compressed by the compressor and re-circulated.

Air Conditioning Parts and Supplies.    The Company sells an extensive line of other air conditioning parts and supplies. These other component parts include hose and tube assemblies, blowers and fan clutches.

Heavy Duty Products

The Company designs, manufactures and markets radiators, radiator cores, charge air coolers, charge air cooler cores and engine cooling systems to customers in the heavy duty aftermarket. All products are custom designed and produced to support a variety of unique engine cooling configurations for heavy-duty trucks, buses, specialty equipment and industrial applications such as construction and military vehicles and stationary power generation equipment.

Complete Radiators.    The Company custom designs, manufactures and sells a wide range of heavy duty radiator models to meet customer specifications. Certain of the Company's radiators are sold under the widely-recognized Ultra-Fused® brand name, utilizing welded tube-to-header core construction and are expressly engineered to meet customer specifications and withstand a variety of demanding customer applications. In 2004, the Company introduced a line of tractor radiators which are designed to meet the needs of customers marketing to the agricultural/farm market. The line has over 40 models and covers popular tractor models.

Radiator Cores.    Heavy truck and industrial radiator cores are constructed of extremely durable components in order to meet the demands of the heavy duty commercial marketplace. The Company offers approximately 7,100 models of heavy duty radiator cores to serve many different needs in a variety of markets. In addition, the Company produces "special order" radiator cores upon request from customers. A heavy truck or industrial radiator core is normally much larger than an automotive core and typically sells for three to four times the price of an automotive core. Production of heavy duty replacement radiator cores occurs at the Company's nine regional plants.

Charge Air Coolers and Cores.    The Company offers its heavy duty customers a wide range of custom-designed charge air cooler models. A charge air cooler is a heat exchanger that is used to lower the temperature of air from a turbocharger that will be used in the engine combustion process, thus improving engine operating efficiency and lowering emissions. The Company believes that the demand for charge air coolers will continue to increase as the Company's customers face increasing pressure to produce vehicles and equipment that are more fuel efficient and less polluting. The Company has received four U.S. patents and numerous foreign patents relating to its proprietary Ultra-Seal® grommeted charge air cooler. This product offers significant improvements in performance and exceeds current industry guidelines for durability.

Financial Information About Industry Segments, Export Sales and Domestic and Foreign Operations

The Company operates in two business segments in line with its Strategic Business Groups — Automotive and Light Truck and Heavy Duty. Applicable segment information appears in Note 16 of the Notes to Consolidated Financial Statements contained in Item 8 of this Report. Export sales from North America and sales to any one foreign country were below 10% of net trade sales in the years ended December 31, 2004, 2003 and 2002.

Customers

The Company sells its products and services to a wide variety and large number of industrial and other commercial customers. The Company sells its automotive and light truck products to national retailers of aftermarket automotive products (such as AutoZone, Advance Auto Parts, Pep Boys, CSK and O'Reilly), warehouse distributors, radiator shops, hard parts jobbers (including Carquest, Aftermarket AutoParts Alliance and NAPA, the Automotive Parts Group of Genuine Parts Company) and other manufacturers. The Company also supplies heavy-duty heat transfer systems to the heavy truck and industrial equipment aftermarkets.

The Company's largest customer during 2004, 2003 and 2002 was AutoZone. AutoZone accounted for approximately 20%, 20% and 21% of net sales for 2004, 2003 and 2002, respectively. In addition, Advance Auto Parts accounted for approximately 14%, 12% and 6% of net sales for 2004, 2003 and 2002 respectively. Paccar accounted for approximately 11% of net sales in 2004 compared to 6% and 7% in 2003 and 2002. No other customer individually represented more than 10% of net trade sales in any of the years reported. The loss of one of the major automotive and light truck aftermarket customers indicated above could have a material adverse effect on the Company's results of operations.

As a result of the sale of the Heavy Duty OEM business on March 1, 2005, described in Note 18 of the Notes to Consolidated Financial Statements contained in this Report, Paccar is no longer a customer of the Company.

Sales and Marketing

The Company maintains an in-house sales and marketing department for its aftermarket groups. By focusing its sales effort at the customer level, the Company enables its sales staff to develop a thorough understanding of technical and production capabilities and the overall market in which each customer operates. The Company has approximately 170 individuals involved in sales and marketing efforts. The Company also utilizes independent manufacturers' sales representatives to aid in its outside sales efforts in the aftermarket channels.

Competition

The Company faces significant competition within each of the markets in which it operates. In its Automotive and Light Truck product lines, the Company believes that it is among the major manufacturers and that competition is widely distributed. The Company competes with the national producers of heat transfer products, such as Modine, Visteon, internal operations of the OEMs, offshore suppliers and, to a lesser extent, local and regional manufacturers. The Company's primary competition in the air conditioning replacement parts business includes Four Seasons, a division of Standard Motor Products, Visteon, Jordan Industries, offshore suppliers and numerous regional operators. The Company's principal methods of competition include product design, performance, price, customer service, warranty, product availability and timely delivery.

The primary competitors in the heavy duty aftermarket are regional manufacturers.

Intellectual Property

The Company owns a number of foreign and U.S. patents and trademarks. The patents expire on various dates from 2009 to 2019. In general, the Company's patents cover certain of its radiator, heater, charge air cooler and air conditioning accumulator manufacturing processes. The Company has entered into licensing and other agreements with respect to certain patents, trademarks and manufacturing processes it uses in the operation of its business. The Company believes that it owns or has rights to all patents and other technology necessary for the operation of its business. The Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole.

Raw Materials and Suppliers

The principal raw materials used by the Company in its Automotive and Light Truck and Heavy Duty product lines are copper, brass and aluminum. Although copper, brass, aluminum and other primary materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company believes this strategy results in purchasing and operating economies. Outokumpu, a Swedish corporation, supplied the Company with approximately 100% of its copper and brass requirements in 2004, 2003 and 2002. The Company sourced most of its aluminum needs from Alcoa Inc. during 2004, 2003 and 2002. The Company has not experienced any significant supply problems for these commodities and does not anticipate any significant supply problems in the foreseeable future.

The Company typically executes purchase orders for its anticipated copper and brass requirements three to nine months prior to the actual delivery date. The purchase price for such copper and brass is established at the time orders are placed by the Company and not at the time of delivery. In periods of abnormally high commodity market prices, the Company will place orders only for its current requirements.

Backlog

Prior to the sale of Transpro's Heavy Duty OEM business unit, backlog consisted primarily of product orders for Heavy Duty OEM products for which a customer purchase order has been received and is scheduled for shipment within 12 months. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels. Backlog was approximately $5.2 million at December 31, 2004, as compared to $4.1 million at December 31, 2003. The Automotive and Light Truck SBG typically operates on a short lead time order basis. As such, backlog is not indicative of future overall sales levels.

Seasonality

The Company experiences stronger second and third quarters and weaker first and fourth quarters due to the sales volumes of the Automotive and Light Truck SBG and the Heavy Duty aftermarket unit. Higher sales are reported during the spring and summer months, as the demand for replacement radiators and air conditioning parts and supplies increases, while lower sales levels are reported during the fall and winter months when only the heater core product line is in significant demand. Historically, the Heavy Duty SBG experienced a decrease in revenues and operating income during the fourth quarter as results were affected by scheduled customer plant shutdowns for the holiday season. The acquisition of Fedco's heater core business in 2002 provided additional sales which are counter seasonal to the Company's historic business performance.

Research and Development

Research and development expenses, which were primarily within our Heavy Duty SBG, were approximately $0.6 million, $0.5 million, and $0.4 million, in 2004, 2003 and 2002, respectively. As a result of the sale of Transpro's Heavy Duty OEM business unit, research and development expenses will be significantly lower.

Employees

At December 31, 2004, the Company had 1,545 employees. Of these employees, 795 were covered by collective bargaining agreements. The Company's collective bargaining agreements are independently negotiated at each manufacturing facility and expire on a staggered basis. Of the Company's unionized employees, 64% are employed at the Company's Mexico plant and are represented by a local Mexican labor union. The Company has successfully re-negotiated collective bargaining agreements over the last several years and feels labor relations are good, although there can be no assurance that the Company will not experience work stoppages in the future. As a result of the sale of Transpro's Heavy Duty OEM business unit, on March 1, 2005, the number of employees was reduced by 237.

Environmental Matters

As is the case with manufacturers of similar products, the Company uses certain hazardous substances in its operations, including certain solvents, lubricants, acids, paints and lead, and is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended), the Clean Water Act of 1990 (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). The Company believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. On January 27, 2003, the Company announced that it had signed a Consent Agreement with the State of Connecticut Department of Environmental Protection. Under the agreement the Company will voluntarily initiate the investigation and cleanup of environmental contamination on property occupied by a wholly owned subsidiary of the Company over 20 years ago. The Company believes there will not be a material adverse impact to its financial results due to the investigation and cleanup activities. The Company also believes it is reasonably possible that environmental related liabilities might exist with respect to other industrial sites formerly owned or occupied by the Company. Based upon information currently available, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operation or liquidity of the Company.

The Company currently does not anticipate any material adverse effect on its consolidated results of operations, financial condition or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material environmental liabilities and compliance charges will not arise.

Available Information

The Company periodically files reports with the Securities and Exchange Commission. Copies of any filing may be obtained at no charge by visiting the Company's website at www.transpro.com, the SEC's website at www.sec.gov or by writing to Investor Relations Department, Transpro, Inc., 100 Gando Drive, New Haven, Connecticut 06513.

ITEM 2.    PROPERTIES

The Company maintains its corporate headquarters in New Haven, Connecticut and conducts its operations through the following principal facilities:

Location	Approximate Square Footage	Owned/ Leased	Product Line	Lease Expiration
Southaven, Mississippi(2)	520,000	Leased	Distribution and warehouse for heat exchange products	2009
Arlington, Texas	175,000	Leased	Manufacture of remanufactured air conditioning compressors, air conditioning parts and supplies	2012
Nuevo Laredo, Mexico	158,000	Leased	Manufacture of heat exchange products	2005
Jackson, Mississippi(3)	135,900	Owned	Manufacture of heavy duty heat exchange products	—
Buffalo, New York	95,000	Leased	Manufacture of heat exchange products	2004
New Haven, Connecticut(1)	74,000	Leased	Corporate headquarters, manufacture of tubes for aftermarket and original equipment radiators, test facility	2009
Laredo, Texas	60,000	Leased	Warehouse of heat exchange products, manufacture of tubes for aftermarket radiators	2009
Dallas, Texas	50,100	Leased	Manufacture of heavy duty heat exchange products	2006

(1)	On May 1, 2003, the Company completed the sale of its headquarters facility. In conjunction with the sale, the Company entered into a six-year lease for the office, test lab and tube mill space, which it currently occupies.

(2)	During the first quarter of 2005, the Company decided to relocate its 234,200 square foot Memphis, Tennessee distribution center into a new 520,000 square foot facility located in Southaven, Mississippi. The lease for the Memphis facility will be terminated without any termination costs. The new facility will be operated under a five-year agreement with UPS Supply Chain Solutions, Inc.

(3)	The Heavy Duty OEM business, which includes the Jackson, Mississippi facility, was sold on March 1, 2005. See Note 18 of the Notes to Consolidated Financial Statements contained in this Report.

The Company believes its property and equipment are in good condition and suitable for its needs. The Company has sufficient capacity to increase production with respect to its replacement radiator product lines and its air conditioning replacement parts business. In its Automotive and Light Truck SBG, the Company maintains a nationwide network of thirty eight branch locations, which generally enables the Company to provide its customers with same day delivery service. In the Heavy Duty SBG, the aftermarket is also served through nine regional manufacturing plants. All of these branch and plant facilities are leased and vary in size from 6,000 square feet to 20,000 square feet. Information about long-term lease commitments appears in Note 15 of the Notes to Consolidated Financial Statements contained in Item 8 of this Report.

ITEM 3.    LEGAL PROCEEDINGS

Various legal actions are pending against or involve the Company in the ordinary course of business with respect to such matters as product liability, casualty, environmental and employment-related claims.

Pursuant to an Agreement and Plan of Merger dated July 23, 1998 (the "Purchase Agreement"), the Company acquired from Paul S. Wilhide ("Wilhide") all of the common stock of EVAP, Inc. The consideration for this transaction was a payment of $3 million in cash, the issuance of 30,000 shares of the Company's Series B Convertible Redeemable Preferred Stock (the "Convertible Shares"), and the potential for an "earn-out" payment to Wilhide based on a calculation relating to EVAP's performance during the years 1999 and 2000. There is presently a dispute between the Company and

Wilhide relating to the calculation of the earn-out. Wilhide claims that the value of his earn-out is $3.75 million, while the Company believes that Wilhide is not entitled to any earn-out. Under the payout formula in the Purchase Agreement, any earn-out may be payable to Wilhide in cash. The Purchase Agreement includes an arbitration provision and the arbitration is currently proceeding before an arbitrator in Ft. Worth, Texas. While the arbitration schedule has not been finalized, it is anticipated that the arbitration hearing will occur and a decision will be rendered during 2005. The Company intends to vigorously defend this matter. Depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's consolidated financial position, future operations or cash flows in a particular period. The ultimate outcome at this time, however, is unknown, and any potential loss cannot be estimated.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2004.

Executive Officers of the Registrant:

Name	Age	Served as Officer Since	Position or Office with the Company & Business Experience During Past Five-Year Period
Charles E. Johnson	59	March 2001	President, Chief Executive Officer and Director of Transpro, Inc., since 2001; Chief Executive Officer of Canadian General-Tower, Ltd., 1997 through 2001 and, from 1996 President and Director; President and Chief Operating Officer of Equion Corporation, 1993 through 1996.
Jeffrey L. Jackson	57	August 1995	Vice President, Human Resources and Process of Transpro, Inc., since July 2001; Vice President, Human Resources of Transpro, Inc., 1995 to July 2001.
Richard A. Wisot	59	June 2001	Vice President, Treasurer, Secretary and Chief Financial Officer of Transpro, Inc. since 2001; Vice President, Treasurer and Chief Financial Officer of Ecoair Corp., 1997 through 2001; Vice President, Controller, Chief Accounting Officer of Echlin Inc., 1990 through 1996.
David J. Albert	57	June 2001	Executive Vice President, Operations, of Transpro, Inc., effective March, 2005; Vice President, Operations of Transpro, Inc., 2001 to March 2005; President and Chief Executive Officer of Hayden Industrial Products from 1996 through 2000.
Kenneth T. Flynn, Jr.	55	September 2001	Vice President and Corporate Controller of Transpro, Inc. since 2001; Consultant, 1999 through 2000; Vice President and Corporate Controller of Echlin Inc., 1997 through 1999; Assistant Corporate Controller of Echlin Inc., 1985 through 1997.

All officers are elected by the Board of Directors.

PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the American Stock Exchange. The number of beneficial holders of the Company's common stock as of the close of business on March 1, 2005, was approximately 2,400. Information regarding per share market prices for the Company's common stock is shown below for 2004 and 2003. Market prices are the daily high and low sales prices quoted on the American Stock Exchange (AMEX) and prior to October 13, 2003 on the New York Stock Exchange ("NYSE"). The Company's common stock was approved for listing on the AMEX effective Monday, October 13, 2003. The Company discontinued trading its common stock on the NYSE at the close of the market on Friday, October 10, 2003. The Company's decision to list on the AMEX was taken to address its non-compliance with the NYSE's market capitalization and stockholders' equity requirements.

	Year Ended December 31, 2004
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Market price of common stock:
High	$5.15	$7.00	$6.06	$6.75
Low	$3.90	$4.82	$4.79	$5.00

	Year Ended December 31, 2003
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Market price of common stock:
High	$6.20	$5.25	$4.65	$4.69
Low	$4.10	$3.25	$3.51	$3.26

The Company discontinued its quarterly common stock cash dividend in September 2000. Under the provisions of the Loan and Security Agreement with Congress Financial Corporation (New England) entered into on January 4, 2001, the Company is prohibited from paying common stock dividends.

ITEM 6.    SELECTED FINANCIAL DATA

[Superseded by Transpro's Form 8-K filed on June 15, 2005. Page 11 intentionally omitted.]

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[Superseded by Transpro's Form 8-K filed on June 15, 2005. Pages 12 through 22 intentionally omitted.]

ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has certain exposures to market risk related to changes in interest rates, foreign currency exchange rates, credit and commodities.

The Company's interest rate risk is most sensitive to changes in U.S. interest rates. At December 31, 2004, the Company had a Loan Agreement, under which $43.8 million was outstanding. The weighted average interest rate on the Loan Agreement during 2004 was 4.29%. Effective December 27, 2002, interest on the Loan Agreement is based on, at the Company's option, the Eurodollar loan rate plus 2.5% or the prime rate. The impact of a 10% change in market interest rates would not have a material impact on the Company's results of operations.

The Company has sales and a manufacturing facility in Mexico. The functional currency of the Company's operations in Mexico is the U.S. dollar. As a result, changes in the foreign currency exchange rates and changes in the economic conditions in Mexico could affect financial results. The Company has accounted for transactions associated with this foreign operation in accordance with the guidance established under Financial Accounting Standards No. 52, "Foreign Currency Translation." The Company believes it has mitigated the risk associated with its foreign operations through its management of inventory and other significant operating assets.

The Company is subject to a concentration of credit risk primarily with its trade accounts receivable. The largest concentration is with retail customers in the Company's Automotive and Light Truck segment where six customers comprise 47% of net sales in 2004 and 54% of the outstanding trade accounts receivable balance at December 31, 2004. The loss of one or more of these customers could have a material adverse effect on the Company's results of operations. The Company grants credit to customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are based upon historical experience, customer information and management's expectations of the industry and the overall economy. As of December 31, 2004, the Company had no other significant concentration of credit risk.

Certain risks may arise in the various commodity markets in which the Company participates. Commodity prices in the copper, brass and aluminum markets may be subject to changes based on availability. The Company conducts its purchasing of such commodities generally through three to nine month purchase order commitments; however, this practice may be modified in periods of rising prices. See "Raw Materials and Suppliers" in Part I of this Report and "Inflation" in Item 7 of this Report for additional information on commodity purchasing.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

[Superseded by Transpro's Form 8-K filed on June 15, 2005. Pages 24 through 52 intentionally omitted.]

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B.    OTHER INFORMATION

None.

PART III

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information Regarding the Board of Directors

Transpro's Board of Directors consists of seven members. The directors, their ages, the year in which each first became a director of Transpro and their principal occupations or employment during the past five years are:

Name	Age	Year First Became Director	Principal Occupation During the Past Five Years
Barry R. Banducci	69	1995	Chairman of the Board of Transpro, Inc. since September 1995; from 1984 to 1996, Vice Chairman of the Board and a director of The Equion Corporation, a manufacturer of automotive products; from 1988 to 1994, President and Chief Executive Officer of Equion and from 1984 to 1988, President and Chief Operating Officer of Equion; currently a director of Dexmet Corporation.(1)

William J. Abraham, Jr.	57	1995	Partner with Foley & Lardner, a law firm in Milwaukee, Wisconsin, since 1980; formerly Chairman of the Business Law Department of Foley & Lardner and a member of its Management Committee; currently a director of The Vollrath Company, Inc., Park Bank, Quad/Graphics, Inc., Phillips Plastics Corporation and Windway Capital Corp.(1)

Philip Wm. Colburn	76	1995	Chairman of the Board of Allen Telecom Inc. from December 1988 to July 2003 and a director of Allen from 1973 to July 2003; from March 1988 to February 1991, Chief Executive Officer of Allen; currently a director of Superior Industries International, Inc. and Andrew Corporation.(2)

Charles E. Johnson	59	2001	Since March 2001, President and Chief Executive Officer of Transpro, Inc.; from 1996 to March 2001, President and Director, and from 1997 to March 2001, Chief Executive Officer, of Canadian General-Tower Ltd., a producer of polymer films and composite materials to the automotive and other markets; from 1984 to 1996, various positions at The Equion Corporation, including President and Chief Operating Officer from 1993 to 1996.

Name	Age	Year First Became Director	Principal Occupation During the Past Five Years
Paul R. Lederer	65	1995	Currently a director of R&B Inc., Maximus, Inc., United Components, Inc. and O'Reilly Automotive, Inc.; prior to retirement in October 1998, Executive Vice President — Worldwide Aftermarket of Federal-Mogul Corporation since February 1998; from November 1994 to February 1998, President and Chief Operating Officer of Fel-Pro Inc., which was acquired by Federal-Mogul Corporation.(1)

Sharon M. Oster	56	1995	Frederic D. Wolfe Professor of Management and Entrepreneurship at the School of Management, Yale University since 1992; from 1992 to 1994, Associate Dean of Yale's School of Management; from 1983 to 1994, Professor of Economics and Management at Yale's School of Management; currently a director of HealthCare REIT, Inc. and The Aristotle Corporation.(2)

F. Alan Smith	73	1995	Chairman of Advanced Accessory Systems, LLC from September 1995 to April 2003; Chairman of Mackie Automotive Systems from May 1998 to December 2001, and a director of 3M from 1986 to 2001; retired from General Motors Corporation in 1992 after 36 years of service; from 1981 to 1992, Executive Vice President and a member of the Board of Directors of GM.(2)

(1)	Member of the Nominating, Governance and Compensation Committee

(2)	Member of the Audit Committee

The business and affairs of Transpro are managed under the direction of our Board of Directors, whose members are elected annually by the stockholders. Our Board of Directors has designated a Nominating, Governance and Compensation Committee and an Audit Committee. Messrs. Lederer, Abraham and Banducci are the members of the Nominating, Governance and Compensation Committee; and Messrs. Smith, Colburn and Ms. Oster are the members of the Audit Committee. Each member of the Audit Committee is independent under Rule 10A-3 of the Securities and Exchange Commission and AMEX listing standards. The Board of Directors has determined that Mr. Smith, Chairman of the Audit Committee, and Mr. Colburn are each an "audit committee financial expert" as that term is defined in Item 401(h) of Regulation S-K of the Securities and Exchange Commission. Each member of the Nominating, Governance and Compensation Committee is independent as provided under AMEX listing standards.

The Nominating, Governance and Compensation Committee recommends to the Board salaries and incentive compensation awards for our officers; reviews and approves guidelines for the administration of incentive compensation programs for other management employees; makes recommendations to the Board with respect to major compensation programs; administers our 1995

Stock Plan and our 1995 Nonemployee Directors Stock Option Plan (the "Directors Plan"), grants stock options and restricted shares of common stock under the 1995 Stock Plan; and issues the Report on Executive Compensation required to be included in our proxy statement by the rules of the Securities and Exchange Commission. This committee also oversees corporate governance issues in accordance with applicable law and American Stock Exchange rules, selects and recommends to the Board nominees for election as directors and considers the performance of incumbent directors in determining whether to recommend them for nomination for re-election. The charter of the Nominating, Governance and Compensation Committee is posted on our website at www.transpro.com.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the audit and related work of our independent auditors. The Audit Committee reviews the degree of their independence; approves the scope of the audit engagement, including the cost of the audit; approves any non-audit services rendered by the auditors and the fees for these services; reviews with the auditors and management our policies and procedures with respect to internal accounting and financial controls and, upon completion of an audit, the results of the audit engagement; and reviews internal accounting and auditing procedures with our financial staff and the extent to which recommendations made by the independent auditors have been implemented. The Audit Committee has adopted a charter that meets the requirements of the Securities and Exchange Commission and the American Stock Exchange and a copy of the charter is posted on our website at www.transpro.com.

During 2004, the Board of Directors held seven meetings, the Nominating, Governance and Compensation Committee held three meetings, and the Audit Committee held twelve meetings. During 2004, each director attended at least 75% of the meetings of the Board of Directors held and of all committees of the Board of Directors on which he or she served while he or she was director or a member of a committee of the Board of Directors, except for Mr. Abraham, who attended six of the ten Board and applicable committee meetings.

If the Modine aftermarket merger is completed, the Company's board of directors will be classified and will have ten members, consisting of six directors from the Company and four directors from Modine. The Company's proxy statement relating to the merger will describe the new board structure in more detail.

Executive Officers of the Registrant

See "Executive Officers of the Registrant" in Part I hereof.

Code of Ethics

Our Board of Directors has approved a Code of Business Conduct in accordance with the rules of the Securities and Exchange Commission and the American Stock Exchange that governs the conduct of each of our employees and directors, including our principal executive officer, principal financial officer, principal accounting officer and controller. Our Code of Business Conduct is maintained on our website at www.transpro.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than ten percent of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the American Stock Exchange. Executive officers, directors and greater than ten percent beneficial owners are required by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of the copies of these forms furnished to us and written representations from our executive officers and directors, we believe that during fiscal 2004 all Section 16(a) filing requirements applicable to our executive officers, directors and greater than ten percent beneficial owners were complied with, except that Mr. Abraham failed to file Form 4 on a timely basis with respect to a transaction in an account controlled by certain members of his family.

ITEM 11.    EXECUTIVE COMPENSATION

Annual and Long-Term Executive Compensation

The following table sets forth the annual and long-term compensation paid or accrued by Transpro and its subsidiaries to those persons who were the Chief Executive Officer and the other four most highly compensated executive officers at the end of 2004 (collectively, the "named executive officers"), for services rendered by them in all capacities in which they served Transpro and its subsidiaries during 2002, 2003 and 2004.

Summary Compensation Table:

		Annual Compensation (a)		Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options/SARs (#)	All Other Comp. ($)(b)
Charles E. Johnson	2004	$411,154	$398,000	20,000	$5,425
President and Chief Executive	2003	$391,890	$0	0	$9,817
Officer	2002	$381,812	$242,000	35,000	$10,123
Richard A. Wisot	2004	$206,192	$110,000	0	$5,123
Vice President, Treasurer, Secretary	2003	$205,255	$0	0	$6,323
and Chief Financial Officer	2002	$194,778	$60,000	15,000	$3,069
David Albert	2004	$234,331	$140,000	10,000	$28,620
Executive Vice President —	2003	$234,998	$0	0	$10,547
Operations	2002	$200,858	$70,000	25,000	$27,016
Jeffrey L. Jackson	2004	$168,077	$87,000	7,000	$3,626
Vice President — Human Resources	2003	$166,546	$0	0	$3,354
and Process	2002	$157,403	$53,000	26,433	$3,028
Kenneth T. Flynn, Jr.	2004	$143,285	$80,000	0	$4,191
Vice President and Corporate	2003	$142,808	$0	0	$4,569
Controller	2002	$132,138	$27,000	10,000	$3,859

(a)	The aggregate amount of perquisites and other personal benefits is less than the lesser of $50,000 or 10% of the total salary and bonus reported for each indicated named executive officer.

(b)	All Other Compensation includes for 2002, 2003 and 2004, respectively, (i) contributions made by Transpro to each named executive officer under its defined contribution plan in the following amounts: Mr. Johnson — $9,064, $8,638 and $4,100; Mr. Wisot — $2,010, $5,144 and $3,798; Mr. Albert — $2,260, $2,211 and $2,841; Mr. Jackson — $2,752, $3,072 and $3,362; and Mr. Flynn — $2,800, $3,390 and $2,866; and (ii) insurance premiums paid by Transpro in 2002, 2003 and 2004 for the benefit of the named executive officers in the following amounts: Mr. Johnson — $1,059, $1,179 and $1,325; Mr. Wisot — $1,059, $1,179 and $1,325; Mr. Albert — $1,059, $1,179 and $1,325; Mr. Jackson — $276, $282 and $264; and Mr. Flynn — $1,059, $1,179 and $1,325. Also includes reimbursement of grossed-up moving expenses in 2002, 2003 and 2004 for Mr. Albert in the amounts of $23,697, $7,157 and $24,454, respectively.

The following table sets forth the grants of stock options made during the year ended December 31, 2004 to the named executive officers:

Name	Number of Securities Underlying Options Granted(a)	% of Total Options Granted to Employees in Fiscal Period(b)	Exercise Price	Expiration Date	Grant Date Present Value (c)
Charles E. Johnson	20,000	17.9%	$4.51	2/25/2014	$57,600
Richard A. Wisot	—	—	—	—	—
David Albert	10,000	8.9%	$4.51	2/25/2014	$28,800
Jeffrey L. Jackson	7,000	6.3%	$5.25	5/06/2014	$20,580
Kenneth T. Flynn, Jr.	—	—	—	—	—

(a)	All options granted are exercisable 25 percent after one year from date of grant, 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant.

(b)	Options to purchase a total of 112,000 shares of common stock were issued by Transpro to employees in fiscal 2004.

(c)	Present value calculated using the Black Scholes model assuming a 4.74% interest rate (the rate of treasury securities with a maturity date closest to the expected life of the options) and 54.8% volatility (calculated based upon the performance of the common stock from the date of the spin-off through the grant date).

The following table sets forth information with respect to unexercised options to purchase Transpro common stock held by the named executive officers at December 31, 2004. No options to purchase common stock were exercised in 2004 by these persons.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

	Number of Unexercised Options at Fiscal Year-End #		Value of Unexercised in-the-Money Options at Fiscal Year-End($)(a)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Charles E. Johnson	117,500	37,500	$332,150	$44,152
Richard A. Wisot	26,250	13,750	$64,725	$28,475
David Albert	31,250	28,750	$71,375	$51,275
Jeffrey L. Jackson.	24,766	18,667	$63,816	$29,818
Kenneth T. Flynn, Jr.	5,000	5,000	$6,900	$6,900

(a)	Computed based upon the difference between the closing price of Transpro common stock on December 31, 2004 ($6.10) and the exercise price.

Retirement Plan

Each of our named executive officers are covered by a non-contributory defined benefit cash balance plan. We credit an amount, quarterly, to a notional account for each participant under the plan equal to the sum of (i) each participant's total compensation for the quarter (excluding bonus) multiplied by a percentage factor plus (ii) each participant's total compensation for the quarter (excluding bonus) in excess of a fraction of the Social Security wage base multiplied by a percentage factor. The percentage factors are determined under the following table:

Years of Service	Credit Account with % of Pay	Plus % of Pay Above 1/12 of Social Security Taxable Wage Base
Less than 10 years	2.25%	2%
10 to 20 years	3.00%	2%
20 or more years	4.00%	2%

Each year of employment until each participant's normal retirement date (age 65), the notional account balances will be credited quarterly with interest equal to the average of the one-year Treasury bill rate on the first day of October, November and December of the previous calendar year multiplied by his or her account balance at the beginning of the quarter. Upon retirement, the notional account balance will be paid in the form of a lump sum payment or converted to an annuity to provide monthly benefit payments. Upon normal retirement at age 65, Messrs. Johnson, Wisot, Albert, Jackson, and Flynn's estimated annual pension benefits under the cash balance plan are $7,048, $6,973, $8,966, $12,971 and $7,579, respectively.

Employment, Termination of Employment and Change of Control Arrangements

Charles E. Johnson

Effective March 12, 2001, the Company entered into an employment agreement with Charles E. Johnson, our President and Chief Executive Officer. The agreement has a two-year term with automatic one-year extensions upon each anniversary date of the agreement unless either party gives at least 90 days' notice to the contrary. The employment agreement can be terminated by Transpro for "serious cause" (as defined in the employment agreement) or in the event Mr. Johnson becomes disabled, and Mr. Johnson can terminate the agreement for "good reason" (as defined in the agreement). The employment agreement provides annual pension benefits, supplemental to the annual benefits paid under our retirement plans, in an amount determined in accordance with the applicable Transpro retirement plan, without giving effect to limits imposed by the Internal Revenue Code and regulations of the IRS on the amount of benefits payable or compensation that may be used in determining benefits that may be paid to an individual under a Federal income tax qualified plan. As of December 31, 2004, our accrued obligation to Mr. Johnson with respect to his supplemental pension benefit was $25,086. The employment agreement also provides for an annual salary of $360,000 and a bonus of up to 150% of base salary determined based upon performance targets set annually by the Board. Mr. Johnson's annual base salary was increased in March 2002, 2003, 2004 and 2005 to $374,400, $395,000, $415,000 and $440,000, respectively. In addition, under the agreement, in March 2001 Mr. Johnson received options to purchase 60,000 shares of common stock under our 1995 Stock Plan exercisable one third after one year from date of grant, two-thirds after two years from date of grant and 100 percent after three years from date of grant. In June 2001, Mr. Johnson received options to purchase an additional 40,000 shares that are exercisable 50% after March 12, 2002 and 100% after March 12, 2003. The Company also agreed to pay Mr. Johnson's reasonable relocation expenses.

Mr. Johnson's employment agreement contains additional provisions which provide that, in the event the Company terminates Mr. Johnson's employment other than for "serious cause" or his disability, death or retirement, or if Mr. Johnson terminates his employment for "good reason," the Company would pay him an amount equal to his salary for one year and would provide his life, disability, accident, medical and hospitalization insurance benefits during a period of one year after termination. In addition, the Company would pay Mr. Johnson accrued vacation pay and all other amounts to which he is entitled under the agreement prior to termination.

On October 28, 2004, the Company entered into an amendment to its employment agreement with Mr. Johnson. The amendment alters and increases the amounts payable in the event Mr. Johnson's employment is terminated after a change in control transaction and makes certain other changes. Specifically, upon termination within two years after a change of control transaction is presented to our board of directors (formerly within one year):

•	Mr. Johnson's severance payment is increased from (i) 18 months base salary plus next year targeted bonus to (ii) 2.99 times his base amount (as that term is defined in Section 280G of the Internal Revenue Code).

•	Life, long-term disability, and medical, dental and vision insurance coverage and automobile allowance to be provided for three years following termination (formerly to be provided for one year).

•	Immediate vesting of all stock options and restricted stock.

The change of control provisions of Mr. Johnson's agreement were amended to cap payments such that Transpro will not have to pay excise tax under the provisions of Section 4999 of the Internal Revenue Code.

Severance Agreements

Messrs. Wisot, Albert, Jackson and Flynn entered into severance agreements with the Company. Pursuant to their respective severance agreements, if the officer lost his current position (except for termination for "cause" as defined in each severance agreement), or if during the term thereof should there be a material change in ownership, or the sale of a portion of the business, which results in his not having a position similar to his current position including similar pay and benefits then his base salary will continue to be paid until he either secures other full-time employment, or for one year, whichever occurs first.

If the Modine aftermarket merger is completed, the Company will issue 52% of its voting stock, calculated on a fully-diluted basis giving effect to the merger, to Modine shareholders. As a result, the Modine merger may constitute a change-in-control under employment or severance agreements, equity rights or other arrangements, including those described in this section of the Report, to which the Company and certain of its executive officers are parties. The Company's proxy statement relating to the merger will describe these matters and any other interests in the merger which directors or executive officers may have that are in addition to or different from interests of shareholders generally.

Compensation of Directors

The Chairman of the Board of Directors is paid an annual retainer of $48,000 per year for his services as Chairman and $1,000 for each meeting of the Board of Directors attended. The Chairman does not receive any additional compensation for committee participation. All other nonemployee directors are paid $16,000 per year for their services as a director and $1,000 for each meeting of the Board of Directors attended. Each nonemployee member of the Audit Committee and Nominating, Governance and Compensation Committee is paid $2,000 per year for his or her service as a member ($4,000 if Chairman of the committee), and each committee member is paid $500 for each meeting of a committee attended. Directors are not paid fees for actions by unanimous written consent but are compensated for participation in telephonic meetings. Each director and committee member is reimbursed for travel and related expenses incurred in attending meetings.

Under our 1995 Nonemployee Directors Stock Option Plan, the Chairman and each nonemployee director are automatically entitled to a grant of options to purchase 3,200 and 1,500 shares of common stock, respectively, on an annual basis, on the first Friday following our annual meeting of stockholders. However, as there were insufficient shares remaining available for grant pursuant to the Directors Plan, no option grants were made to directors in 2004.

We maintain a matching gift program for the benefit of our directors. Pursuant to the matching gift program, in 2004, we matched gifts to charitable organizations made by the directors in amounts up to $2,500 for each director.

We are party to an employment agreement with Charles E. Johnson, our President and Chief Executive Officer, and a director. For a description of the terms of this agreement, see "Executive Compensation — Employment, Termination of Employment and Change of Control Arrangements."

Compensation Committee Interlocks and Insider Participation

Our Nominating, Governance and Compensation Committee currently consists of three non-employee directors — Messrs. Lederer, Abraham and Banducci. Under our 1995 Nonemployee Directors Stock Option Plan, the Chairman and each nonemployee director, including members of the Nominating, Governance and Compensation Committee, are automatically entitled to a grant of options to purchase 3,200 and 1,500 shares of common stock, respectively, on an annual basis, on the first Friday following our annual meeting of stockholders. However, as there were insufficient shares remaining available for grant pursuant to the Directors Plan, no option grants were made to directors in 2004.

We have from time to time retained the law firm of Foley & Lardner to perform legal services on our behalf. Payments made by us to Foley & Lardner in 2004 were approximately $164,000. Mr. Abraham is a partner at Foley & Lardner.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Principal Stockholders

The following tables set forth information as of March 1, 2005 with respect to the only persons known to us to be the beneficial owners (for purposes of the rules of the SEC) of more than 5% of the outstanding shares of our common stock as of that date.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership		% of Class
Gabelli Funds, LLC GAMCO Investors, Inc. MJG Associates, Inc. Gabelli Advisers, Inc. One Corporate Center Rye, NY 10580	1,207,467	(a)	17.0%

Towle & Co. 12855 Flushing Meadow Drive St. Louis, MO 63131	613,600	(b)	8.6%

Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	607,100	(c)	8.5%

Paul S. Wilhide 2121 North Fielder Road Arlington, TX 76012	497,413	(d)	7.0%

Ironwood Capital Management, LLC Warren J. Isabelle Richard L. Droster Donald Collins 21 Custom House Street Boston, MA 02110	493,975	(e)	7.0%

Athena Capital Management, Inc. Minerva Group, LP David P. Cohen 4 Tower Bridge, #222 200 Barr Harbor Drive West Conshohocken, PA 19428	453,400	(f)	6.4%

Carl W. Dinger III P.O Box 150 Green Village, NJ 07935	373,900	(g)	5.3%

(a)	This figure is based on information set forth in a Schedule 13D Amendment No. 18 filed with the SEC on February 4, 2005. GAMCO Investors, Inc. ("GAMCO") holds sole voting and dispositive power over 656,167 shares of common stock. Gabelli Funds, LLC holds sole voting and dispositive power over an aggregate of 399,300 shares of common stock. MJG Associates, Inc. ("MJG") holds sole voting and dispositive power over 6,000 shares of common stock. Gabelli Advisers, Inc. holds sole voting and dispositive power over 146,000 shares of common stock. Mario J. Gabelli is the chief investment officer of each of the reporting persons and is the sole shareholder of MJG.

(b)	This figure is based on information set forth in a Schedule 13D filed with the SEC on April 6, 2004. Towle & Co. holds sole voting and dispositive power over 192,400 shares, and shared dispositive power over 421,200 shares.

(c)	This figure is based on information set forth in a Schedule 13G Amendment No. 1 filed with the SEC on February 9, 2005. Dimensional Fund Advisors Inc. holds sole voting and dispositive power over the indicated shares, and acts as an investment advisor or manager to various investment companies, trusts and accounts that own the shares. Dimensional Fund Advisors Inc. disclaims beneficial ownership of the indicated shares.

(d)	This figure is based on information set forth in a Schedule 13G filed with the SEC on December 9, 2002. Mr. Wilhide holds sole voting and dispositive power over all of the indicated shares. Mr. Wilhide also holds 12,781 shares of Transpro's Series B Convertible Redeemable Preferred Stock. Mr. Wilhide's Series B preferred stock is convertible into common stock on a ratio based on the prevailing market price of Transpro common stock; provided that the aggregate Transpro common stock issued upon all Series B preferred stock conversions shall not exceed 7% of the outstanding common stock of Transpro after giving effect to the conversions. In December 2001, Mr. Wilhide converted 11,080 shares of Series B preferred stock into 373,279 shares of Transpro common stock and in November 2002, Mr. Wilhide converted an additional 6,139 shares of Series B preferred stock into 124,134 shares of Transpro common stock.

(e)	This figure is based on information set forth in a Schedule 13G filed with the SEC on February 10, 2005. Each of the listed parties holds shared voting power over 273,475 shares and shared dispositive power over all of the indicated shares.

(f)	This figure is based on information set forth in a Schedule 13G Amendment No. 1 filed with the SEC on February 10, 2005. Athena Capital Management, Inc. holds shared voting and dispositive power over 238,400 shares and Minerva Group, LP holds sole voting and dispositive power over 210,000 shares. David P. Cohen has sole voting and dispositive power over 5,000 shares and is deemed to have beneficial ownership of all of the indicated shares.

(g)	This figure is based on information set forth in a Schedule 13D filed with the SEC on May 10, 2004. Carl W. Dinger III holds sole voting and dispositive power over all of the indicated shares, 22,900 of which are held in three trusts of which Mr. Dinger is co-trustee.

Directors and Officers

The following table sets forth information as of March 1, 2005, with respect to shares of our common stock beneficially owned (for purposes of the rules of the SEC) by each director and each executive officer named in the Summary Compensation Table above and by all directors and current executive officers as a group, except that the information with respect to shares held by the trustee under Transpro's 401(k) Savings Plan is as of December 31, 2004 (the most recent practicable date for such information). Beneficial ownership includes shares that may be obtained within 60 days through the exercise of stock options.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		% of Class
Barry R. Banducci	153,975	(a)	2.2%
Charles E. Johnson	202,130	(b)	2.8%
William J. Abraham, Jr.	69,338	(c) (d)	1.0%
Philip Wm. Colburn	38,313	(c)	*
Paul R. Lederer	15,875	(c) (e)	*
Sharon M. Oster	20,736	(c)	*
F. Alan Smith	27,875	(c)	*
David Albert	47,825	(f)	*
Kenneth T. Flynn, Jr.	5,000	(g)	*
Jeffrey L. Jackson	65,740	(h)	*
Richard A. Wisot	37,250	(i)	*
All directors and executive officers as a group (11 persons)	684,057	(j)	9.2%

*	Less than 1%

(a)	Includes 26,800 shares issuable upon exercise of options. Also includes 53,000 shares held by The Banducci Family LLC.

(b)	Includes 15,180 shares held by the trustee under the Transpro, Inc. 401(k) Savings Plan and 122,500 shares issuable upon exercise of options.

(c)	Includes 12,875 shares issuable upon exercise of options.

(d)	Includes 13,100 shares held in Mr. Abraham's Keogh account.

(e)	Includes 3,000 shares held by the Paul R. Lederer Revocable Trust.

(f)	Includes 11,575 shares held by the trustee under the Transpro, Inc. 401(k) Savings Plan and 33,750 shares issuable upon exercise of options.

(g)	Consists of shares issuable upon exercise of options.

(h)	Includes 33,581 shares held by the trustee under the Transpro, Inc. 401(k) Savings Plan and 28,933 shares issuable upon exercise of options.

(i)	Includes 26,250 shares issuable upon exercise of options.

(j)	Consists of 316,113 shares owned by or on behalf of directors and executive officers; 60,336 shares held on behalf of certain executive officers by the trustee under the Transpro, Inc. 401(k) Savings Plan; and 307,608 shares issuable upon exercise of options.

Equity Compensation Plan Information

The following table sets forth information concerning our equity compensation plans as of December 31, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in left column)
Equity compensation plans approved by security holders:
1995 Stock Plan	544,359	$4.00	20,004
Directors' Plan	99,200	$7.50	800

Equity compensation plans not approved by security holders	0	—	0
Total	643,559	$4.54	20,804

Changes in Control

On January 31, 2005, Transpro entered into a merger agreement and a contribution agreement providing for the merger of Modine Manufacturing Company's aftermarket business into Transpro. Pursuant to the terms of the merger agreement and contribution agreement, Modine will spin off its aftermarket business on a debt-free basis to its shareholders, and the resulting company will immediately merge into Transpro. Each step of the transaction is expected to be tax-free to the shareholders of both companies. Following the merger, Transpro's current shareholders will own 48% of the Company's shares, and Modine's shareholders will own 52% of Transpro's shares. In addition, as provided in the Company's 1995 Stock Plan, the consummation of the Merger will result in the accelerated vesting of all stock options outstanding at the time of the merger.

Charles E. Johnson, currently CEO of Transpro, will remain as CEO and continue to serve on the Board of Directors. Additionally, it is contemplated that Transpro's Board of Directors will consist of two independent directors from Modine's Board and two Modine senior executives, as well as five independent directors from Transpro's Board. One of Transpro's current outside directors will serve as Chairman of the Board.

The merger is subject to Transpro shareholder and regulatory approvals and other customary conditions.

Item 13.    Certain Relationships and Related Transactions

We have from time to time retained the law firm of Foley & Lardner to perform legal services on our behalf. Payments made by us to Foley & Lardner in 2004 were approximately $164,000. William J. Abraham, one of our directors, is a partner at Foley & Lardner.

Item 14.    Principal Accountant Fees and Services

Effective September 24, 2004, the Audit Committee of our Board of Directors selected and engaged BDO Seidman, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2004. BDO Seidman, LLP replaced PricewaterhouseCoopers LLP as our independent registered public accounting firm. PricewaterhouseCoopers LLP had been dismissed as our independent registered public accounting firm on August 20, 2004.

Audit Fees

Aggregate fees billed by BDO Seidman, LLP for professional services rendered for the audit of our annual consolidated financial statements included in the annual report on Form 10-K and the review of interim consolidated financial statements included in the quarterly report on Form 10-Q for the quarter and nine months ended September 30, 2004 and the review and audit of the application of new accounting pronouncements and SEC releases were $340,000 for the year ended December 31, 2004.

Aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the review of interim consolidated financial statements included in quarterly reports on Form 10-Q and the review of the application of new accounting pronouncements and SEC releases were $157,118 and $394,973 for the years ended December 31, 2004 and 2003, respectively.

Audit-Related Fees

Aggregate fees billed by BDO Seidman, LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and that are not disclosed under "Audit Fees" above were $18,500 for the year ended December 31, 2004. These audit related services include primarily audit work in connection with acquisitions and consultations concerning Section 404 of Sarbanes-Oxley Act.

Aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and that are not disclosed under "Audit Fees" above were $58,359 and $56,120 for the years ended December 31, 2004 and 2003, respectively. These audit related services include primarily audits of the Company's employee benefit plans and audit work in connection with acquisitions.

Tax Fees

Aggregate fees billed by BDO Seidman, LLP for professional services rendered to Transpro for tax compliance, tax advice and tax planning were $2,426 for the year ended December 31, 2004. These tax related services include primarily tax compliance, tax planning and advice.

Aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered to Transpro for tax compliance, tax advice and tax planning were $19,448 and $26,320 for the years ended December 31, 2004 and 2003, respectively. These tax related services include primarily tax compliance, tax planning and advice, and assistance with tax appeals.

All Other Fees

Aggregate fees billed by BDO Seidman, LLP for all other products and services provided to Transpro were zero for the year ended December 31, 2004.

Aggregate fees billed by PricewaterhouseCoopers LLP for all other products and services provided to Transpro were $1,515 and $1,400 for the years ended December 31, 2004 and 2003, respectively. These fees were for accounting research software license fees.

Audit Committee Pre-Approval Policy

Pursuant to its charter, the Audit Committee is responsible for selection, approving compensation and overseeing the independence, qualifications and performance of the independent accountants. The Audit Committee has adopted a pre-approval policy pursuant to which certain permissible audit and non-audit services may be provided by the independent accountants. Pre-approval is generally provided for up to one year, is detailed as to the particular service or category of services and may be subject to a specific budget. The Audit Committee may also pre-approve particular services on a case-by-case basis. In assessing requests for services by the independent accountants, the Audit Committee considers whether such services are consistent with the auditor's independence; whether the independent accountants are likely to provide the most effective and efficient service based upon their familiarity with the company; and whether the service could enhance our ability to manage or control risk or improve audit quality.

Notwithstanding the pre-approval policy, all of the audit-related, tax and other services provided by BDO Seidman, LLP and PricewaterhouseCoopers LLP in fiscal year 2004 and 2003 and related fees were approved in advance by the Audit Committee.

PART IV

Item 15.    Exhibits and Financial Statement Schedules

(a) (1) Financial Statements of the Registrant

See Consolidated Financial Statements under Item 8 of this Report.

(a) (2) Financial Statement Schedules

See Schedule II — Valuation and Qualifying Accounts under Item 8 of this Report.

Schedules other than the schedule listed above are omitted because they are not applicable, or because the information is furnished elsewhere in the Consolidated Financial Statements or the Notes thereto.

(a) (3) Exhibits

The information required by this Item relating to Exhibits to this Report is included in the Exhibit Index in (b) below.

(b) Exhibits — The following exhibits are filed as part of this report:

2.1	Agreement, dated June 15, 1995, between Allen Heat Transfer Products, Inc., AHTP II, Inc., GO/DAN Industries and Handy & Harman Radiator Corporation.(1)
2.2	Asset Purchase Agreement dated as of April 17, 2000 by and among Transpro, Inc. and Leggett & Platt, Incorporated.(3)
2.3	Asset Purchase Agreement dated December 27, 2002 by and among GO/DAN Industries, Inc., Transpro, Inc., Fedco Automotive Components Company, Inc. and Stant Corporation.(10)
2.4	Agreement and Plan of Merger, dated as of January 31, 2005, among Modine Manufacturing Company, Modine Aftermarket Holdings, Inc. and Transpro.(11)
2.5	Contribution Agreement, dated as of January 31, 2005, among Modine Aftermarket Holdings, Inc., Modine Manufacturing Company, Modine, Inc. and Transpro.(11)
2.6	OEM Acquisition Agreement, dated as of January 31, 2005, between Modine Manufacturing Company and Transpro.(11)
2.7	Amendment to OEM Acquisition Agreement, dated as of March 1, 2005, between Modine Manufacturing Company and Transpro.(12)
3.1 (i)	Restated Certificate of Incorporation of Transpro, Inc.(2)
3.1 (ii)	By-laws of Transpro, Inc., as amended.(6)
4.1	Form of Rights Agreement between the Company and American Stock Transfer & Trust Company, as assignee of the First National Bank of Boston, as Rights Agent (including form of Certificate of Designations of Series A Junior Participating Preferred Stock and form of Rights Certificate).(1)
4.2	Loan and Security Agreement dated as of January 4, 2001, by and between Congress Financial Corporation (New England) as Lender and Transpro, Inc., Ready-Aire, Inc., and GO/DAN Industries, Inc. as Borrowers.(4)
4.3	First Amendment to Loan and Security Agreement with Congress Financial Corporation.(5)
4.4	Second Amendment to Loan and Security Agreement with Congress Financial Corporation.(5)
4.5	Third Amendment to Loan and Security Agreement with Congress Financial Corporation.(7)
4.6	Fourth Amendment to Loan and Security Agreement with Congress Financial Corporation.(7)
4.7	Fifth Amendment to Loan and Security Agreement with Congress Financial Corporation.(7)
4.8	Sixth Amendment to Loan and Security Agreement with Congress Financial Corporation.(7)
4.9	Seventh Amendment to Loan and Security Agreement with Congress Financial Corporation.(8)
4.10	Eighth Amendment to Loan and Security Agreement with Congress Financial Corporation.(9)
4.11	Ninth Amendment to Loan and Security Agreement with Congress Financial Corporation.(10)
4.12	Tenth Amendment to Loan and Security Agreement with Congress Financial Corporation.(13)
4.13	Eleventh Amendment to Loan and Security Agreement with Congress Financial Corporation.(12)

4.14	Amendment No. 2 to Rights Agreement between the Company and American Stock Transfer & Trust Company.(15)
10.1	Transpro, Inc. 1995 Stock Plan.(1)
10.2	Form of Stock Option Agreement under the 1995 Stock Plan.(1)
10.3	Form of Transpro, Inc. 1995 Non-employee Directors Stock Option Plan.(1)
10.4	Form of Stock Option Agreement under the 1995 Non-employee Directors Stock Option Plan.(1)
10.5	Form of Contribution Agreement between Allen and the Company.(1)
10.6	Form of Instrument of Assumption of the Company.(1)
10.7	Form of Indemnification Agreement.(1)
10.8	Form of Key Employee Severance Policy.(1)
10.9	Letter Agreement, dated December 15, 1992 between Jeffrey J. Jackson and GO/DAN Industries.(1)
10.10	Employment Agreement between the Company and Charles E. Johnson.(5)
10.11	Amendment No. 1 to Employment Agreement between the Company and Charles E. Johnson ..(14)
21.1	Subsidiaries of the Company.
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney (included on signature page).
31.1	Certification of CEO in accordance with Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of CFO in accordance with Section 302 of the Sarbanes-Oxley Act.
32.1	Certification of CEO in accordance with Section 906 of the Sarbanes-Oxley Act.
32.2	Certification of CFO in accordance with Section 906 of the Sarbanes-Oxley Act.

(1)	Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-96770).

(2)	Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 1998.

(3)	Incorporated by reference to the Company's Form 8-K filed May 2, 2000.

(4)	Incorporated by reference to the Company's 2000 Form 10-K.

(5)	Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2001.

(6)	Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2001.

(7)	Incorporated by reference to the Company's 2001 Form 10-K.

(8)	Incorporated by reference to the Company's Form 8-K filed September 20, 2002.

(9)	Incorporated by reference to the Company's Form 8-K filed November 22, 2002.

(10)	Incorporated by reference to the Company's Form 8-K filed December 27, 2002.

(11)	Incorporated by reference to the Company's Form 8-K filed February 1, 2005.

(12)	Incorporated by reference to the Company's Form 8-K filed March 7, 2005.

(13)	Incorporated by reference to the Company's Form 8-K filed November 19, 2004.

(14)	Incorporated by reference to the Company's Form 8-K filed November 3, 2004.

(15)	Incorporated by reference to the Company's Form 10-Q/A Amendment No, 2 for the quarter ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSPRO, INC.

By:	/s/ CHARLES E. JOHNSON Charles E. Johnson President and Chief Executive Officer

Date: March 28, 2005

POWER OF ATTORNEY

Each of the undersigned hereby appoints Barry R. Banducci and Charles E. Johnson and each of them severally, his or her true and lawful attorneys to execute on behalf of the undersigned any and all amendments to this annual report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission. Each such attorney will have the power to act hereunder with or without the others. Each of the undersigned hereby ratifies and confirms all such attorneys, or any of them may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ WILLIAM J. ABRAHAM, JR.	March 28, 2005

William J. Abraham, Jr., Director

/s/ BARRY R. BANDUCCI	March 28, 2005

Barry R. Banducci, Director

/s/ PHILIP WM. COLBURN	March 28, 2005

Philip Wm. Colburn, Director

/s/ CHARLES E. JOHNSON	March 28, 2005

Charles E. Johnson, President, Chief Executive Officer and Director

/s/ PAUL R. LEDERER	March 28, 2005

Paul R. Lederer, Director

/s/ SHARON M. OSTER	March 28, 2005

Sharon M. Oster, Director

/s/ F. ALAN SMITH	March 28, 2005

F. Alan Smith, Director

/s/ RICHARD A. WISOT	March 28, 2005

Richard A. Wisot Vice President, Treasurer, Secretary and Chief Financial Officer Principal Financial and Accounting Officer

ANNEX H

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13894

TRANSPRO, INC.
(Exact name of registrant as specified in its charter)
Delaware	34-1807383
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 Gando Drive, New Haven, Connecticut 06513
(Address of principal executive offices, including zip code)
(203) 401-6450
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      No

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes      No

The number of shares of common stock, $.01 par value, outstanding as of May 11, 2005 was 7,108,523.

Exhibit Index is on page 17 of this report.

INDEX

		PAGE
PART I.	FINANCIAL INFORMATION
Item 1.	Financial Statements
	Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2005 and 2004	3
	Condensed Consolidated Balance Sheets at March 31, 2005 and December 31, 2004	4
	Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2005 and 2004	5
	Notes to Condensed Consolidated Financial Statements	6
Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	11
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	15
Item 4.	Controls and Procedures	15
PART II.	OTHER INFORMATION
Item 6.	Exhibits	17
	Signatures	18

PART I.    FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS

TRANSPRO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) (inthousands,exceptpershareamounts)	Three Months Ended March 31,
	2005	2004
Net sales	$48,308	$49,436
Cost of sales	39,341	40,619
Gross margin	8,967	8,817
Selling, general and administrative expenses	10,575	9,424
Restructuring and other special charges	262	—
Operating loss from continuing operations	(1,870)	(607)
Interest expense	1,457	839
Loss from continuing operations before taxes	(3,327)	(1,446)
Income tax benefit	(1,055)	(62)
Loss from continuing operations	(2,272)	(1,384)
Income from discontinued operation, net of $506 and $9 of income tax for 2005 and 2004	848	741
Gain on sale of discontinued operation, net of income tax of $2,331	3,899	—
Net income (loss)	$2,475	$(643)
Basic (loss) income per common share:
From continuing operations	$(0.32)	$(0.19)
From discontinued operation	0.12	0.10
From gain on sale of discontinued operation	0.55	—
Net income (loss)	$0.35	$(0.09)
Diluted (loss) income per common share:
From continuing operations	$(0.32)	$(0.19)
From discontinued operation	0.12	0.10
From gain on sale of discontinued operation	0.55	—
Net income (loss)	$0.35	$(0.09)
Weighed average common shares — basic	7,107	7,106
— diluted	7,107	7,106

The accompanying notes are an integral part of these statements.

TRANSPRO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$423	$297
Accounts receivable (less allowances of $2,525 and $2,746)	38,066	34,429
Inventories:
Raw material and component parts	16,676	16,437
Work in process	33	3
Finished goods	61,227	54,771
Total inventories	77,936	71,211
Other current assets	2,462	4,198
Current assets held for disposition	—	11,403
Total current assets	118,887	121,538
Property, plant and equipment	51,663	48,290
Accumulated depreciation and amortization	(32,945)	(32,155)
Net property, plant and equipment	18,718	16,135
Other assets	6,003	5,621
Long-term assets held for disposition	—	6,565
Total assets	$143,608	$149,859
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Revolving credit debt and current portion of long-term debt	$36,908	$43,904
Accounts payable	33,612	26,647
Accrued liabilities	16,212	17,453
Current liabilities held for disposition	—	8,176
Total current liabilities	86,732	96,180
Long-term liabilities:
Long-term debt	1,035	120
Other long-term liabilities	6,536	6,724
Total long-term liabilities	7,571	6,844
Commitments and contingent liabilities
Stockholders' equity:
Preferred stock, $.01 par value: Authorized 2,500,000 shares; issued and outstanding as follows:
Series A junior participating preferred stock, $.01 par value:
Authorized 200,000 shares; issued and outstanding — none at
March 31, 2005 and December 31, 2004	—	—
Series B convertible preferred stock, $.01 par value:
Authorized 30,000 shares; issued and outstanding; — 12,781 shares at March 31, 2005 and December 31, 2004 (liquidation
preference $1,278)	—	—
Common Stock, $.01 par value: Authorized 17,500,000 shares; 7,150,459 shares issued at March 31, 2005; 7,147,959 shares issued at December
31, 2004; 7,108,523 shares outstanding at March 31, 2005; 7,106,023
shares outstanding at December 31, 2004	71	71
Paid-in capital	55,052	55,041
Retained earnings (deficit)	606	(1,853)
Accumulated other comprehensive loss	(6,409)	(6,409)
Treasury stock, at cost, 41,936 shares at March 31, 2005 and December 31, 2004	(15)	(15)
Total stockholders' equity	49,305	46,835
Total liabilities and stockholders' equity	$143,608	$149,859

The accompanying notes are an integral part of these statements.

TRANSPRO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (Amountsinthousands)	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$2,475	$(643)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities from continuing operations:
Income from discontinued operation	(848)	(741)
Gain on sale of discontinued operation	(6,230)	—
Depreciation and amortization	1,107	1,175
Deferred income taxes	870	—
Provision for (benefit from) uncollectible accounts receivable	(169)	39
Non-cash restructuring charges	214	—
Gain on sale of building	(69)	(69)
Changes in operating assets and liabilities:
Accounts receivable	(3,468)	3,800
Inventories	(6,725)	(1,736)
Accounts payable	6,965	6,206
Accrued expenses	(1,323)	1,116
Other	(672)	(177)
Net cash (used in) provided by operating activities of continuing operations	(7,873)	8,970
Net cash provided by (used in) operating activities of discontinued operation	852	(864)
Net cash (used in) provided by operating activities	(7,021)	8,106
Cash flows from investing activities:
Capital expenditures, net of normal sales and retirements	(2,535)	(718)
Proceeds from sale of discontinued operation	17,000	—
Net cash provided by (used in) investing activities	14,465	(718)
Cash flows from financing activities:
Dividends paid	(16)	(16)
Net repayments under revolving credit facility	(6,803)	(6,714)
Repayments of term loan and capitalized lease obligations	(510)	(392)
Proceeds from stock option exercise	11	—
Net cash used in financing activities	(7,318)	(7,122)
Increase in cash and cash equivalents	126	266
Cash and cash equivalents at beginning of period	297	171
Cash and cash equivalents at end of period	$423	$437
Non-cash investing and financing activity:
Entered capital lease obligation	$1,232	$288
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,248	$640
Income taxes	$147	$66

The accompanying notes are an integral part of these statements.

TRANSPRO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Interim Financial Statements

The condensed consolidated financial information should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2004 including the audited financial statements and notes thereto included therein.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of consolidated financial position, consolidated results of operations and consolidated cash flows have been included in the accompanying unaudited condensed consolidated financial statements. All such adjustments are of a normal recurring nature. Results for the quarter ended March 31, 2005 are not necessarily indicative of results for the full year.

Prior period amounts have been reclassified to conform to current year classifications.

Note 2 – Sale of Heavy Duty OEM Business Unit

On March 1, 2005, the Company completed the sale of its Heavy Duty OEM business to Modine Manufacturing Company for $17 million in cash. The sale was made pursuant to the OEM acquisition agreement, dated January 31, 2005, as amended on March 1, 2005. The Company recorded a gain of $3.9 million, which is net of $2.3 million of tax, which is reported as a gain on sale of discontinued operation in the Consolidated Statements of Operations. The Heavy Duty OEM business manufactured and distributed heat exchangers to heavy duty truck and industrial and off-highway original equipment manufacturers. Net proceeds from the sale were used to reduce borrowings under the Company's Revolving Credit and Term Loan Agreements.

Heavy Duty OEM results for all periods are shown in the attached Consolidated Statements of Operations as results of discontinued operation. Net sales for the Heavy Duty OEM business were $9.3 million for the period January 1, 2005 through the date of the sale, March 1, 2005, while net sales for the first quarter ended March 31, 2004 were $10.5 million. Income from discontinued operation for the period January 1, 2005 through the date of the sale, March 1, 2005, was $0.8 million, which is net of $0.5 million of tax, compared to $0.7 million, for the quarter ended March 31, 2004.

At December 31, 2004, discontinued operation's current assets of $11.4 million included accounts receivable, net of $5.8 million; inventories, net of $5.2 million; and other current assets of $0.4 million. Discontinued operation's non-current assets reflect gross property, plant and equipment of $22.5 million, less $15.9 million of accumulated depreciation. Discontinued operation's current liabilities include $6.5 million of accounts payable and $1.7 million of accrued expenses.

Note 3 – Stock Compensation Costs

The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the financial statements with respect to stock options. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans, consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure", the pro forma net income (loss) and income (loss) per share for the three months ended March 31, would have been as follows:

	2005	2004
	(in thousands, except per share amounts)
Net income (loss):
As reported	$2,475	$(643)
Stock based compensation costs, net of tax	(44)	(52)
Pro forma	$2,431	$(695)
Basic net income (loss) per common share:
As reported	$0.35	$(0.09)
Pro forma	$0.34	$(0.10)
Diluted net income (loss) per common share:
As reported	$0.35	$(0.09)
Pro forma	$0.34	$(0.10)

Note 4 – Comprehensive Loss

For the three months ended March 31, 2005 and 2004, "Accumulated other comprehensive loss" was comprised of the reported net income (loss) for the period of $2.5 million and $(0.6) million, respectively.

Note 5 – Restructuring and Other Special Charges

On March 30, 2005 the Company announced that it would be closing two warehousing operations and a returns processing facility in Memphis, Tennessee in connection with the opening of a new distribution facility in Southaven, Mississippi. The Company is taking these actions in order to streamline its distribution network and enhance its commitment to customer service. The relocation and closing activities are expected to be completed by June 30, 2005 and result in the Company incurring approximately $0.4 million to $0.5 million of restructuring costs. During the quarter ended March 31, 2005, the Company recorded $0.3 million of restructuring costs representing $0.2 million from the write-down to net realizable value of fixed assets, which will no longer be utilized and $0.1 million in relocation costs paid during the period.

Note 6 – Recent Accounting Pronouncements

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company will be required to adopt SFAS No. 123(R) as of January 1, 2006. The Company is evaluating the impact of SFAS No. 123(R) and expects that it will record non-cash stock compensation expenses. The ultimate impact on the results of operations is not determinable as it is dependent on the number of options granted after the effective date.

Note 7 – Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share:

	Three Months Ended March 31,
	2005	2004
	(in thousands, except per share amounts)
Numerator:
Loss from continuing operations	$(2,272)	$(1,384)
Deduct preferred stock dividend	(16)	(16)
Loss from continuing operations attributable to common stockholders – basic and diluted	(2,288)	(1,400)
Income from discontinued operation, net of tax	848	741
Gain on sale of discontinued operation, net of tax	3,899	—
Net income (loss) attributable to common stockholders - basic and diluted	$2,459	$(659)
Denominator:
Weighted average common shares—basic and diluted	7,107	7,106
Basic (loss) income per common share:
From continuing operations	$(0.32)	$(0.19)
From discontinued operation	0.12	0.10
From gain on sale of discontinued operation	0.55	—
Net income (loss)	$0.35	($0.09)
Dilutive (loss) income per common share:
From continuing operations	$(0.32)	$(0.19)
From discontinued operation	0.12	0.10
From gain on sale of discontinued operation	0.55	—
Net income (loss)	$0.35	($0.09)

The weighted average basic common shares outstanding was used in the calculation of the diluted loss per common share for the three months ended March 31, 2005 and 2004 as the use of weighted average diluted common shares outstanding would have an anti-dilutive effect on the loss per share.

Certain options to purchase common stock were outstanding during the three months ended March 31, 2005 and 2004, but were not included in the computation of diluted loss per share because their exercise prices were greater than the average market price of common shares for the period. The anti-dilutive options outstanding and their exercise prices are as follows:

	Three Months Ended March 31,
	2005	2004
Options outstanding	56,400	80,300
Range of exercise prices	$7.75 - $11.75	$5.50 - $11.75

Note 8 – Business Segment Data

The Company is organized into two segments, also referred to herein as strategic business groups ("SBG"), based on the type of customer served — Automotive and Light Truck, and Heavy Duty. The Automotive and Light Truck SBG is comprised of a Heat Exchange Unit and a Temperature Control Products Unit, both serving the aftermarket. The Heavy Duty SBG consists only of an Aftermarket unit after the Heavy Duty OEM business unit sale. The table below sets forth information about the reported segments after adjustments to reflect the Heavy Duty OEM business unit results as a discontinued operation:

	Three Months Ended March 31,
	2005	2004
	(in thousands)
Net sales:
Automotive and Light Truck	$40,404	$42,079
Heavy Duty	7,904	7,357
Intersegment transfers:
Automotive and Light Truck	—	—
Heavy Duty	—	—
Eliminations	—	—
Total net sales	$48,308	$49,436
Operating income (loss) from continuing operations:
Automotive and Light Truck	$978	$1,817
Restructuring and other special charges	(262)	—
Automotive and Light Truck total	716	1,817
Heavy Duty	(258)	(777)
Restructuring and other special charges	—	—
Heavy Duty total	(258)	(777)
Corporate expenses	(2,328)	(1,647)
Total operating (loss) from continuing operations	$(1,870)	$(607)

Note 9 – Retirement and Post-retirement Plans

The components of net periodic benefit costs for the first quarter of 2005 and 2004 are as follows:

	Retirement Plans		Postretirement Plans
	2005	2004	2005	2004
	(in thousands)
Service cost	$232	$214	$1	$1
Interest cost	576	456	10	10
Expected return on plan assets	(701)	(560)	—	—
Amortization of net loss	145	59	1	1
Net periodic benefit cost	$252	$169	$12	$12

Note 10 – Merger With Modine Aftermarket Business

On January 31, 2005, the Company entered into a merger agreement and a contribution agreement providing for the merger of Modine Manufacturing Company's aftermarket business into Transpro. Pursuant to the terms of the merger agreement and contribution agreement, Modine will spin off its aftermarket business on a debt-free basis to its shareholders, and the resulting company will immediately merge into Transpro. Each step of the transaction is expected to be tax-free to the shareholders of both companies. Following the merger, Transpro's current shareholders will own 48% of the new company's shares, and Modine shareholders will own 52%. For accounting purposes, Transpro will be the acquirer.

On February 4, 2005, the Company was notified that the Antitrust Division of the Department of Justice, and the Federal Trade Commission had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the merger. On May 2, 2005, the Company filed a registration statement with the Securities and Exchange Commission with respect to the merger with Modine Manufacturing Company's aftermarket business. The parties expect to close the merger late in the second quarter or early in the third quarter of calendar 2005, subject to customary conditions, including the approval of Transpro's shareholders.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The Company designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive and light truck aftermarket. In addition, subsequent to the sale of the Company's Heavy Duty OEM business on March 1, 2005, the Company designs, manufactures and distributes radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for the heavy duty heat exchanger aftermarket.

The Company is organized into two strategic business groups based upon the type of customer served — Automotive and Light Truck and Heavy Duty. Management evaluates the performance of its reportable segments based upon operating income (loss) before taxes as well as cash flow from operations which reflects operating results and asset management. In order to evaluate market trends and changes, management utilizes a variety of economic and industry data including miles driven by vehicles, average age of vehicles, gasoline usage and pricing and automotive and light truck vehicle population data. In the heavy duty segment, we also utilize Class 7 and 8 truck production data and industrial and off-highway equipment production. Management looks to grow the business through a combination of internal growth, including the addition of new customers and new products, and strategic acquisitions.

During 2003, the Company completed the $7.0 million restructuring program that it had commenced during the third quarter of 2001. The program was designed around business initiatives to improve the Company's operating performance, including the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. The Company also added approximately $0.9 million of restructuring programs in 2003 to include the relocation of the Fedco Automotive Components Company inventory and machinery, which had been acquired at the end of 2002, to Mexico and salaried headcount reductions made in order to lower overall operating costs. Management believes that benefits from these initiatives have served as a foundation for improvements experienced in 2004 and the first three months of 2005. In 2005, the Company commenced a new round of cost reduction activities with the opening of a new distribution facility in Southaven, Mississippi and the closure of two warehousing locations and a return goods facility in Memphis, Tennessee. Restructuring expenses associated with this relocation are expected to be $0.4 million to $0.5 million, while the benefits, which will begin to be realized late in the second quarter, are expected to exceed these costs on an annualized basis.

On February 1, 2005, the Company announced that it had signed definitive agreements, subject to customary closing conditions including shareholders' approval, providing for the merger of the aftermarket business of Modine into Transpro and Modine's acquisition of Transpro's Heavy Duty OEM business unit for $17 million in cash. The transaction is expected to increase the Company's consolidated annual sales to over $400 million and add manufacturing and distribution locations in the U.S., Europe and Mexico. In addition, the Company will be focused solely on supplying heating and cooling components and systems to the automotive and heavy duty aftermarkets in North and Central America and Europe. On February 4, 2005, the Antitrust Division of the Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the merger. On May 2, 2005, the Company filed its Form S-4 registration statement with the Securities and Exchange Commission containing the preliminary proxy statement/prospectus for the merger. The parties expect to close the merger late in the second quarter or early in the third quarter of calendar 2005, subject to customary conditions, including the approval of Transpro's shareholders.

As discussed in Note 2 of the Notes to Condensed Consolidated Financial Statements contained in this Form 10-Q, the Company completed the sale of its Heavy Duty OEM Business to Modine Manufacturing Company on March 1, 2005 for $17 million in cash. The gain from the sale of the business of $6.2 million before taxes of $2.3 has been included in the operating results for the three months ended March 31, 2005. Operating results of the Heavy Duty OEM business unit for periods prior to the sale are shown as a discontinued operation in the Consolidated Statement of Operations included herein. The proceeds from the sale were utilized to reduce outstanding borrowings under the Company's revolving credit and term loan agreements.

Operating Results

Quarter Ended March 31, 2005 Versus Quarter Ended March 31, 2004

Net sales from continuing operations for the first quarter of 2005 of $48.3 million were $1.1 million or 2.3% lower than the first quarter of 2004. The Automotive and Light Truck segment had sales of $40.4 million, which were $1.7 million or 4.0% below the first quarter of 2004. Heat exchange product sales decreased 4.2%, reflecting lower demand caused by overall market softness, and continuing competitive pricing pressure. Temperature control product sales were 2.2% lower than the prior year period. Despite the impact of new customers added over the past year, temperature control unit demand was unfavorably impacted by changed customer buying patterns, customers' desires to lower inventory levels, a shrinking marketplace due to improved OEM quality and air conditioning system changes and customer hesitation due to two years of soft sales. Heavy Duty segment sales in the first quarter of 2005 were $7.9 million, $0.5 million or 7.4% above the prior year period. This reflects sales of the Heavy Duty aftermarket business unit, which benefited from the impact of new product introductions, an increase in unit volume caused by the positive effects of an improving economy on the marketplaces served by this business along with an ability to pass along to customers a portion of the impact of rising commodity costs.

Gross margin from continuing operations, as a percentage of net sales, was 18.6% versus 17.8% in the first quarter of 2004. The improvement reflects lower product costs due to the benefits of purchasing and manufacturing cost savings initiatives executed by the Company over the past several years. The Company continues to experience the impact of rising commodity prices. Copper and aluminum costs are approximately 50% and 25%, respectively over their levels of a year ago, and they are continuing to rise. Within the Automotive and Light Truck segment, the Company has been unable to pass along the impact of these increases to its customers; however, in the Heavy Duty segment, it has had some success. The Company will continue to be focused on cost reduction actions in order to offset the impacts of these rising costs.

Selling, general and administrative expenses increased as a percentage of net sales to 21.9% from 19.1% in the first quarter of 2004. The increase is mainly attributable to the impact of the initiation of Sarbanes-Oxley compliance activities, higher employee health care costs in the period and new hires and other costs associated with planning for the pending merger with the aftermarket business of Modine Manufacturing. The Company is investing now so that it can accelerate the implementation of merger-related synergy programs. The Company also experienced rising freight costs attributable to higher fuel prices.

Restructuring costs in the first quarter of 2005 of $0.3 million were associated with the closure of two warehousing locations and a return goods facility in Memphis, Tennessee, which was done in conjunction with the previously announced opening of a new distribution facility in Southaven, Mississippi. The expenses reflect the cost to relocate inventory and the write-down to net realizable value of certain fixed assets being disposed. When completed in the second quarter, this relocation is expected to result in $0.4 million to $0.5 million of restructuring costs.

Interest expense of $1.5 million was $0.6 million above last year's levels due to the impact of higher discounting charges from the Company's expanded participation in customer-sponsored vendor payment programs and higher average interest rates, which more than offset the impact of lower average debt levels. Discounting expense was $0.7 million in the first quarter of 2005, compared to $0.1 million in the same period last year reflecting higher levels of customer receivables being collected utilizing these programs and rising factoring rates, which fluctuate in conjunction with the prime interest rate. Average interest rates on the Company's revolving credit, and term loan borrowings were 5.32% in the first quarter of 2005, compared to 4.0% last year. Average debt levels were $42.5 million in 2005, compared to $51.0 million last year. Year-over-year interest levels will continue to be higher as a result of expected future increases in interest rates and the Company's continued utilization of the customer-sponsored vendor payment programs.

The income tax benefit attributable to continuing operations reflects a federal income tax benefit on the pretax loss offset in part by a provision for foreign income taxes. In 2004, the effective tax rate included only a foreign provision, as the reversal of the Company's deferred tax valuation allowances offset a majority of the state and any federal income tax provisions.

The loss from continuing operations for the first quarter of 2005 was $2.3 million, or $0.32 per basic and diluted share, compared to a loss of $1.4 million, or $0.19 per basic and diluted share for the first quarter of 2004.

As a result of the sale of the Heavy Duty OEM business on March 1, 2005, as described in Note 2 of the accompanying Notes to Condensed Consolidated Financial Statements, the results of this business are treated as a discontinued operation. For the period prior to the sale in 2005, the discontinued operations reported income after taxes of $0.8 million or $0.12 per basic and diluted share, compared to income of $0.7 million, or $0.10 per basic and diluted share, for the three months ended March 31, 2004.

The difference between the $17.0 million selling price and the net book value of the Heavy Duty OEM assets, which were sold less transaction costs, resulted in the recording of a gain on sale after tax of $3.9 million or $0.55 per basic and diluted share.

Net income for the three months ended March 31, 2005 was $2.5 million or $0.35 per basic and diluted share, compared to a net loss of $0.6 million, or $0.09 per basic and diluted share for the same period a year ago.

Financial Condition, Liquidity and Capital Resources

Cash flow used in operating activities was $7.0 million in the first quarter of 2005. This was comprised of $7.9 million utilized by continuing operations and $0.9 million generated by discontinued operations prior to the sale of the Heavy Duty OEM assets. Accounts receivable levels increased by $3.5 million due to the seasonal nature of the Company's Auto and Light Truck temperature control sales and the timing of customer payments. The Company continues to accelerate the collection of customer receivables utilizing cost effective customer-sponsored vendor programs administered by financial institutions in an effort to offset the continuing trend towards longer customer dating terms by "blue chip" customers. Inventory levels grew $6.7 million as the impact of increases related to typical seasonal buying patterns were compounded by softer than anticipated marketplace demand. The Company believes that inventory levels are higher than necessary and will remain focused on managing inventory levels to better align them with current market conditions and the anticipated impact of merging with the aftermarket business of Modine Manufacturing throughout the remainder of 2005. Accounts payable rose by $7.0 million as a result of the growth in inventory levels. Accrued expenses reflected an outflow of $1.3 million due to the payment of 2004 management incentives. During the first three months of 2004, operations generated $8.1 million of cash. Accounts receivable declined by $3.8 million as the Company participated in a customer-sponsored vendor payment program designed to accelerate the collection of receivables. Inventory levels rose $1.7 million due to the start-up of new customer programs and increases related to typical seasonal buying patterns. Accounts payable rose by $6.2 million as a result of the growth in inventory levels as well as our efforts to balance payables with the ongoing shift in customer receivable mix towards longer payment cycles.

The $2.5 million of capital spending during the first three months of 2005 was primarily associated with the opening of a new distribution center located in Southaven, Mississippi. In addition, the Company entered into a long-term capital lease for the purchase of racking to be used in the distribution center. The Company expects that capital expenditures for the year will be between $7.0 million and $8.0 million, exclusive of any spending requirements associated with the merger with Modine's aftermarket business.

On March 1, 2005, the Company completed the sale of its Heavy Duty OEM business for $17 million in cash. These proceeds were utilized to lower outstanding borrowings under the revolving credit agreement and increase the amount available for future borrowings.

Total debt at March 31, 2005 was $37.9 million, compared to $44.0 million at the end of 2004 and $44.1 million at March 31, 2004. The reduction from year-end reflects the utilization of cash generated by the sale of the Heavy Duty OEM business offset by borrowings to meet the operating requirements of continuing operations. At March 31, 2005, the Company had $10.4 million available for future borrowings under its Loan Agreement.

The future liquidity and ordinary capital needs of the Company in the short term are expected to be met from a combination of cash flows from operations and borrowings under the existing Loan Agreement. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality in the Automotive and Light Truck segment. In addition, the Company's future cash flow may be impacted by industry trends lengthening customer payment terms or the discontinuance of currently utilized customer sponsored payment programs. The loss of one or more of the Company's significant customers or changes in payment terms to one or more major suppliers could also have a material adverse effect on the Company's results of operations and future liquidity. The Company utilizes customer sponsored programs administered by financial institutions in order to accelerate the collection of funds and offset the impact of these lengthening terms. The Company intends to continue utilizing these programs as long as they are a cost effective tool to accelerate cash flow. The Company believes that its cash flow from operations, together with borrowings under its Loan Agreement, will be adequate to meet its near-term anticipated ordinary capital expenditures and working capital requirements. However, the Company believes that the amount of borrowings available under the Loan Agreement would not be sufficient to meet the capital needs for major growth initiatives, such as significant acquisitions. If the Company were to implement major new growth initiatives, it would have to seek additional sources of capital. However, no assurance can be given that the Company would be successful in securing such additional sources of capital. The existing Loan Agreement expires on December 27, 2005. The Company is currently negotiating for the extension or replacement of the agreement.

As a result of the merger with the aftermarket business of Modine, the Company's liquidity is expected to improve as the assets being acquired will be debt free and the acquired balance sheet will include at least $6.3 million in cash. We presently estimate that the costs of the business realignment and other actions necessary to effectively integrate the business will be funded from cash transferred in the merger, generated by the operations acquired, including cost savings, or result from borrowings under the Company's Loan Agreement.

Critical Accounting Estimates

The critical accounting estimates utilized by the Company remain unchanged from those disclosed in its Annual Report on Form 10-K for the year ended December 31, 2004.

Recent Accounting Pronouncements

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company will be required to adopt SFAS No. 123(R) as of January 1, 2006. The Company is evaluating the impact of SFAS No. 123(R) and expects that it will record non-cash stock compensation expenses. The ultimate impact on the results of operations is not determinable as it is dependent on the number of options granted after the effective date.

Forward-looking Statements and Cautionary Factors

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements relating to the future financial performance of the Company are subject to business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, changes in customer product mix, failure to obtain new customers or retain old customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products and changes in interest rates. Such statements are based upon the current beliefs and expectations of Transpro's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used herein the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

In addition, there can be no assurance that the transaction with Modine will be completed, or as to its ultimate timing and terms. The following factors relating to the transaction, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the possibility that the companies may be unable to obtain required corporate and regulatory approvals or to satisfy other conditions for the transaction; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer to realize than expected; (4) disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; (5) the transaction may involve unexpected costs; (6) increased competition and its effect on pricing, spending, third-party relationships and revenues; (7) the risk of new and changing regulation in the U.S. and internationally; (8) the possibility that Transpro's businesses may suffer as a result of the transaction; and (9) other uncertainties and risks beyond the control of Transpro. Additional factors that could cause Transpro's results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 10-K of Transpro and Transpro's other filings with the SEC. The forward-looking statements contained in this filing are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has certain exposures to market risk related to changes in interest rates and foreign currency exchange rates, a concentration of credit risk primarily with trade accounts receivable and the price of commodities used in our manufacturing processes. There have been no material changes in market risk since the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

ITEM 4.	CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 31, 2005. Based upon the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of March 31, 2005.

There have been no changes in the Company's internal control over financial reporting during the quarter ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II.    OTHER INFORMATION

ITEM 6.    EXHIBITS

31.1	Certification of CEO in accordance with Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of CFO in accordance with Section 302 of the Sarbanes-Oxley Act.
32.1	Certification of CEO in accordance with Section 906 of the Sarbanes-Oxley Act.
32.2	Certification of CFO in accordance with Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSPRO, INC. (Registrant)
Date: May 12, 2005	By: /s/ Charles E. Johnson Charles E. Johnson President and Chief Executive Officer (Principal Executive Officer)
Date: May 12, 2005	By: /s/ Richard A. Wisot Richard A. Wisot Vice President, Treasurer, Secretary, and Chief Financial Officer (Principal Financial and Accounting Officer)

ANNEX I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 14, 2005

TRANSPRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-13894	34-1807383
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
100 Gando Drive, New Haven, Connecticut 06513 (Address of principal executive offices, including zip code)
(203) 401-6450 (Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.    Other Events

As previously disclosed, Transpro, Inc. (the "Company") sold its Heavy Duty OEM business unit on March 1, 2005. This Form 8-K is being filed in order to show the effect of classifying the Heavy Duty OEM business unit as a discontinued operation in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The Heavy Duty OEM business unit was classified as a continuing operation in the Form 10-K as filed, because this business did not meet the criteria for classification as a discontinued operation as of December 31, 2004.

In its Form 10-Q for the quarter ended March 31, 2005, the Company classified the Heavy Duty OEM business unit as a discontinued operation for all periods prior to the sale. The Company has filed a Registration Statement on Form S-4 with respect to the merger of Transpro with the aftermarket business of Modine Manufacturing Company. The final registration statement will incorporate by reference the 2004 Form 10-K, the Form 10-Q for the quarter ended March 31, 2005 and this Form 8-K. The information in this Form 8-K is responsive to the requirement to treat discontinued operations consistently in the historical financial statements incorporated by reference into the registration statement and supersedes the corresponding information in the Form 10-K.

Information relating to the discontinued Heavy Duty OEM business is contained in Note 19 of the Notes to Consolidated Financial Statements attached to this report as Exhibit 99.3.

Item 9.01.    Financial Statements and Exhibits

(c) Exhibits — The following exhibits are furnished as part of this report:

23.1	Consent of BDO Seidman, LLP

23.2	Consent of PricewaterhouseCoopers LLP

99.1	Item 6 — Selected Financial Data

99.2	Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

99.3	Item 8 — Consolidated Financial Statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, Notes to Consolidated Financial Statements and Schedule II-Valuation and Qualifying Accounts for the years ended December 31, 2004, 2003 and 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Transpro, Inc.

Date: June 15, 2005	By: /s/ Richard A. Wisot ______________________________ Richard A. Wisot Vice President, Treasurer, Secretary, and Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-80871, 33-98148 and 33-98150) of Transpro, Inc. of our report dated March 16, 2005, except for Note 19 which is as of May 23, 2005, relating to the financial statements and the financial statement schedule, which appears in this Form 8-K.

/s/ BDO Seidman, LLP
New York, NY
June 14, 2005

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-80871, 33-99148 and 33-98150) of Transpro, Inc. of our report dated March 17, 2004 except for note 19 for which the date is June 14, 2005, relating to the consolidated balance sheet as of December 31, 2003, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for the years ended December 31, 2003 and 2002 and the financial statement schedule for the years ended December 31, 2003 and 2002, which appears in the Current Report on Form 8-K of Transpro, Inc. dated June 14, 2005.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 14, 2005

Exhibit 99.1

ITEM 6.     SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8-Financial Statements and Supplementary Data." The Company sold its Heavy Duty OEM business unit on March 1, 2005 and its Specialty Metal Fabrication segment effective May 5, 2000. Results of operations of these businesses prior to their sale dates have been shown as income from discontinued operations in the consolidated financial statements.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands, except share data)
Statement of operation data:(1)
Net sales	$218,433	$198,862	$198,765	$173,390	$166,544
Gross margin(2)	43,858	34,464	42,454	29,427	28,665
Restructuring and other special charges	—	1,490	1,334	3,632	1,407
(Loss) income from continuing operations before cumulative effect of accounting change	(320)	(5,307)	5,200	(16,127)	(6,853)
Cumulative effect of accounting change, net of tax	—	—	(4,671)	—	—
Income from discontinued operations, net of tax	5,498	771	1,459	(4,711)	(1,941)
Gain on sale of discontinued operation, net of tax	—	—	—	—	6,002
Net income (loss)	5,178	(4,536)	1,988	(20,838)	(2,792)
Basic income (loss) per common share:
Continuing operations	$(0.05)	$(0.76)	$0.73	$(2.45)	$(1.06)
Cumulative effect of accounting change	—	—	(0.67)	—	—
Discontinued operations	0.77	0.11	0.21	(0.72)	(0.30)
Gain on sale of discontinued operation	—	—	—	—	0.91
Net income	0.72	(0.65)	0.27	(3.17)	(0.45)
Diluted income (loss) per common share(3):
Continuing operations	$(0.05)	$(0.76)	$0.73	$(2.45)	$(1.06)
Cumulative effect of accounting change	—	—	(0.66	—	—
Discontinued operations	0.77	0.11	0.21	(0.72)	(0.30)
Gain on sale of discontinued operation	—	—	—	—	0.91
Net income	0.72	(0.65)	0.28	(3.17)	(0.45)
Cash dividends per common share	—	—	—	—	0.10
Balance sheet data(4):
Working capital(5)	$25,358	$23,028	$32,807	$31,505	$44,742
Total assets	150,110	157,178	160,966	129,683	156,967
Long-term debt	120	1,306	7,267	7,998	5,234
Total debt	44,024	50,944	59,596	37,663	45,323
Stockholders' equity	46,835	43,620	48,238	48,965	71,477

(1)	Certain prior period amounts have been reclassified to conform with the current year presentation.

(2)	Gross margin includes $0.5 million and $0.9 million of restructuring charges in 2002 and 2001, respectively.

(3)	During 2004, 2003, 2001 and 2000, the weighted average number of shares of common stock outstanding used for basic earnings per share was also used in computing diluted earnings per share due to the anti-dilutive impact of common share equivalents on the loss per common share from continuing operations.

(4)	As of the end of each period.

(5)	Working capital represents the excess of current assets over current liabilities. Borrowings under the Revolving Credit facility are reflected as current liabilities.

Exhibit 99.2

ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The Company designs, manufactures and markets heat transfer products (consisting of radiators, radiator cores, condensers and heater cores) and temperature control (air conditioning) products (including compressors, accumulators and evaporators) for the automotive and light truck aftermarket. In addition, subsequent to the sale of its Heavy Duty OEM business unit, which is discussed in Note 19 of the Notes to Consolidated Financial Statements contained herein, the Company designs, manufactures and distributes heat transfer products (consisting of radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers) for the heavy duty heat exchanger aftermarket.

The Company is organized into two strategic business groups based upon the type of customer served — Automotive and Light Truck and Heavy Duty. Management evaluates the performance of its reportable segments based upon operating income (loss) before taxes as well as cash flow from operations which reflects operating results and asset management.

In order to evaluate market trends and changes, management utilizes a variety of economic and industry data including miles driven by vehicles, average age of vehicles, gasoline usage and pricing and automotive and light truck vehicle population data. In the heavy duty segment, we also utilize Class 7 and 8 truck production data and industrial and off-highway equipment production.

Management looks to grow the business through a combination of internal growth, including the addition of new customers and new products, and strategic acquisitions. At the end of 2002, the Company acquired certain assets of Fedco Automotive Components Company. This acquisition strengthened our position in the heater core market, provided the Company with a new major customer, provided the capability for in-house production of aluminum heaters and allowed us to maximize the benefits generated by the in-house production of copper/brass heaters at our Mexican plant.

On February 1, 2005, the Company announced that it had signed definitive agreements, subject to customary closing conditions including shareholders' approval, providing for the merger of the aftermarket business of Modine into Transpro and Modine's acquisition of Transpro's Heavy Duty OEM business unit for $17 million in cash. The transactions are expected to increase the Company's consolidated annual sales to over $400 million and add manufacturing and distribution locations in the U.S., Europe and Mexico. In addition, the Company will now be focused solely on supplying heating and cooling components and systems to the automotive and heavy duty aftermarkets in North and Central America and Europe. A summary of the transactions is contained in Note 18 of the Notes to Consolidated Financial Statements contained herein. The Company completed the sale of its Heavy Duty OEM Business to Modine on March 1, 2005. The merger of Modine's aftermarket business into Transpro, which is expected to be completed near the end of the second quarter or early in the third quarter of 2005, is subject to Transpro stockholder approval and certain other closing conditions. Operating results of the Heavy Duty OEM business unit for periods prior to the sale are shown as a discontinued operation.

During 2003, the Company completed the $7.0 million restructuring program that it had commenced during the third quarter of 2001. The program was designed around business initiatives to improve the Company's operating performance, including the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. The Company also added approximately $0.9 million of new restructuring programs in 2003 to include the relocation of Fedco's inventory and machinery (acquired at the end of 2002) to Mexico and salaried headcount reductions made in order to lower overall operating costs. Total restructuring and other special charges, including amounts charged to cost of sales, of $1.5 million and $1.8 million were recorded during 2003 and 2002, respectively. Management believes that beginning in 2004 it experienced the benefits of these improvements as noted in the comparison of operating results for the year ended December 31, 2004 as compared to 2003 below.

Results of Operations

Comparison of Year Ended December 31, 2004 to 2003

Net sales for the year ended December 31, 2004 increased 9.8% or $19.5 million to $218.4 million as compared to $198.9 million in 2003. Automotive and Light Truck SBG sales increased 10.4% to $185.3 million from $167.9 million in 2003. Heat transfer product sales within this SBG of $164.8 million were 11.4% above 2003 resulting from product line expansions by several major retail customers, the addition of new customers and increased customer demand. These impacts were partially offset by growing competitive pricing pressures which caused the Company to decrease average selling prices and precluded the Company from passing on to customers the impacts of rising commodity costs. It is expected that these pricing pressures will continue during 2005. While miles driven have increased slightly year over year, they continue to be pressured by rising fuel costs. The Company's potential market continues to grow, however, as the number of older cars requiring heat exchanger product replacement increases and the number of light trucks and SUV's being sold grows. Temperature Control product sales of $20.5 million were 2.7% above 2003 levels due to the impact of new customer additions. These impacts were offset by unit volume declines caused by changes in customer buying habits, higher levels of customer inventories going into the year and wet and cool weather conditions. These new customer additions in 2005 will, however, provide the Company with a stronger customer base should market conditions improve. Heavy Duty SBG sales of $33.1 million, consisting entirely of heat transfer product sales, were 7.0% or $2.2 million above 2003 levels. Heavy Duty Aftermarket sales grew as a result of new product programs, pricing actions and improved economic conditions which generated stable product demand as compared to marketplace declines experienced during the past several years. Heavy Duty aftermarket volume is dependent on economic conditions impacting the marketplaces which it serves.

Gross margin, as a percentage of sales, was 20.1% in 2004 compared to 17.3% in 2003. The 2004 improvement reflects lower product costs due to higher production levels, improved efficiency and the impact of cost reduction programs implemented during the past three years. These cost reduction programs included the relocation of all copper/brass heater production to Mexico, improvements to aluminum heater production, sourcing of product from lower cost offshore suppliers, conversion of products to aluminum from copper/brass and improvements of production efficiency. These actions offset the impacts of rising commodity costs affecting all segments and the competitive pricing pressures impacting the Automotive and Light Truck segment. It is expected that commodity costs will remain at current levels during 2005 and that the Company will be unable to pass along these higher costs to its customer base. As a result, the Company will remain focused on cost reduction actions in order to offset these adverse conditions to the extent possible. In 2003, margins were adversely impacted by production cutbacks instituted in the Automotive and Light Truck Group in the fourth quarter of 2002. These cutbacks resulted in higher actual inventory costs at the end of 2002, which translated into lower gross margins in 2003 as the product was sold. Margins last year were also adversely impacted by start-up problems with the Company's new aluminum tube mill and other manufacturing issues. These items did not recur in 2004.

Selling, general and administrative expenses in 2004 increased by 10.5% to $40.0 million when compared to 2003, while expenses increased as a percentage of sales to 18.3% compared to 18.2% in 2003. The higher expense level is attributable to increased sales related expenses caused by the year-over-year sales improvement, higher freight costs reflecting rising fuel costs and increased incentive compensation accruals attributable to the year-over-year improvement in operating results. This impact was offset by the Company's cost reduction efforts over the past three years to lower branch and administrative spending relative to sales, and improve operating efficiencies. It is expected that the Company will continue to benefit from these and future cost reduction activities.

Restructuring and other special charges of $1.5 million in 2003 represented costs associated with the closure of two regional Heavy Duty Aftermarket plants in North Kansas City, Missouri and

Phoenix, Arizona; the closure of the Charlotte, North Carolina branch facility, the movement of Fedco copper/brass inventory and machinery (acquired at the end of 2002) to Mexico and a program of salaried headcount reductions. No restructuring costs were recorded in 2004, and all cash outflows associated with the restructuring activities were completed in 2004.

Interest costs of $4.8 million in 2004 were $1.1 million above 2003 levels as the impact of higher discounting charges from the Company's expanded participation in customer sponsored payment programs and higher average interest rates offset the impact of lower average debt levels. Discounting expense increased to $1.5 million in 2004 from $0.4 million in 2003 as the Company participated in additional customer sponsored payment programs, as they were made available, in an effort to counteract the impact of longer customer payment terms. These discounting expenses are also impacted by the rising interest rates and the Company's higher sales levels to customers offering these programs. The Company expects to continue participating in these programs in 2005, and expense levels will continue to be impacted by rising interest rates and the levels of receivables discounted. Average interest rates under our Loan and Security Agreement ("Loan Agreement"), with Congress Financial Corporation (New England), an affiliate of Wachovia Bank N.A., in 2004 were 4.29% compared with 4.13% in 2003, while average debt levels were $50.9 million in 2004 vs. $55.5 million in 2003.

The effective tax rate in both 2004 and 2003 reflects state and foreign provisions, and changes in the deferred tax valuation allowance. In the fourth quarter of 2004, the Company recorded a tax benefit of $0.9 million to reflect the reversal of a portion of its deferred tax valuation reserve in anticipation of the gain to be recorded in 2005 as a result of the sale of its Heavy Duty OEM business unit. The tax provision in 2003 also includes a tax benefit of $1.4 million for refundable income taxes associated with filing the Company's 2002 Federal Income Tax return.

The loss from continuing operations was $0.3 million or $0.05 per basic and diluted share in 2004 compared to a loss of $5.3 million or $0.76 per basic and diluted share in 2003. Income from the discontinued operation, net of income taxes, was $5.5 million or $0.77 per basic and diluted share in 2004 compared to income of $0.8 million or $0.11 per basic and diluted share in 2003.

Net income in 2004 improved to $5.2 million or $0.72 per basic and diluted share compared to a net loss of $4.5 million or $0.65 per basic and diluted share in 2003, reflecting the sales and operational improvements discussed above. This year-over-year improvement will be pressured in 2005 by continuing competitive pricing pressures and higher commodity, fuel and interest costs. The Company plans to continue its efforts to offset these impacts to the extent it can through cost reduction activities.

Comparison of Year Ended December 31, 2003 to 2002

For the year ended December 31, 2003, net sales were $198.9 million, $0.1 million above than the $198.8 million reported in 2002. Sales for the Automotive and Light Truck SBG in 2003 were $167.9 million, compared with net sales of $164.5 million in the same period in the prior year. Heat transfer product sales in this SBG of $148.0 million were 2.9% above 2002 as the impact of the acquisition of Fedco and the impact of new customer programs were partially offset by changes in customer mix, ongoing pricing pressure, a soft and shorter selling season and a decline in unit volume as many of our major customers took actions to lower their own inventory levels. Net sales of our Temperature Control products of $19.9 million were 3.7% below 2002 as the impact of several new customer programs were more than offset by an unseasonably short selling season and changes in customer buying habits caused by their inventory reduction efforts. Heavy Duty SBG sales in 2003 of $31.0 million, consisting entirely of heat transfer product sales, were 9.6% below the $34.3 million reported in the prior year. This decline reflects the continued softness in all markets served by these products and a declining demand for certain product categories.

Gross margins, as a percentage of sales, were 17.3% in 2003 compared to 21.4% in 2002. Excluding the $0.5 million of restructuring charges recorded in gross margin in 2002, which were associated with the closure of a manufacturing plant in Maquoketa, Iowa, the 2002 gross margin percentage would have been 21.6%. The year- over-year decline in the gross margin percentage was primarily the result of production cutbacks instituted at the Automotive and Light Truck Heat Exchanger plants. These cutbacks resulted in higher actual inventory costs at the end of 2002, which translated into an approximately $3 million reduction in gross margin as the products were sold during the first quarter of 2003. Start-up problems with our new aluminum tube mill during the first half of 2003, along with an increase in price competition and changes in customer mix, also adversely impacted margins for the year. In addition, during the fourth quarter of 2003, production at our Temperature Control plant was significantly cut back in response to the shorter than normal air conditioning components selling season, resulting in lower margins due to unabsorbed overhead costs. These items offset the favorable impacts of the Company's cost reduction activities, which have resulted in lower product costs.

Selling, general and administrative expenses in 2003 of $36.2 million were $0.4 million below the prior year. As a percentage of sales, expenses in 2003 were 18.2% compared to 18.4% in 2002. Expenses of Fedco incurred during the first quarter of 2003, prior to the completion of the integration program and higher levels of costs for major system improvements, have been offset by benefits of the Company's cost reduction initiatives along with incentive and other expense reductions reflecting market conditions and the Company's financial results.

In 2003, the Company completed its $7.0 million restructuring program, which started in 2001. Initiatives during 2003 included the closure of two regional Heavy Duty Aftermarket plants in North Kansas City, Missouri and Phoenix, Arizona, and the closure of the Charlotte, North Carolina branch facility. During 2003, the Company also added programs, totaling $0.9 million for the relocation of Fedco copper/brass inventory and machinery (acquired at the end of 2002) to Mexico and a cost reduction program of salaried headcount reductions. The salaried headcount reduction actions taken during the last three quarters of 2003 are expected to lower spending levels by approximately $2.4 million on an annualized basis. The Company experienced in its 2003 results some of the impacts of completed actions under the restructuring programs. Future benefits from these actions will be dependent on business conditions. A summary of the 2003 charge of $1.5 million, which is also discussed in Note 6 of the Notes to Consolidated Financial Statements contained in this Report, is as follows:

Workforce related	$922
Facility consolidation	500
Asset write-downs	68
Total	$1,490

Workforce related charges reflect the elimination of 82 salaried and hourly positions, as a result of the closure of two Heavy Duty Aftermarket plants and salaried headcount reductions, which impacted all segments of the business.

The facility consolidation charges primarily represent costs associated with the closure of two Heavy Duty Aftermarket plants and one Automotive and Light Truck branch and the relocation of the Fedco copper/brass inventory and machinery from Buffalo to our existing facility in Mexico. Cash payments were completed during 2004.

In conjunction with the closure of its two Heavy Duty Aftermarket plants, the Company wrote down the related fixed assets and inventory to net realizable value.

Interest costs in 2003 were slightly below a year ago as the impact of lower average interest rates offset the impact of higher average debt levels. Average interest rates under our Loan and Security Agreement ("Loan Agreement") with Congress Financial Corporation (New England), in 2003 were 4.13% compared with 6.08% in 2002 while average debt levels were $55.5 million in 2003 compared with $43.3 million in the prior year, excluding the impact of the $5.0 million Industrial Revenue Bond. Interest expense in 2003 was also impacted by the pay down of our Industrial Revenue Bond during the second quarter at the time our New Haven facility was sold and discounting fees associated with the Company's utilization of a customer sponsored payment program administered by a financial institution for the collection of receivables. Discounting fees were $0.4 million in 2003 compared to zero in 2002.

The effective tax rate in both 2003 and 2002 reflects only a state and foreign provision. The tax provision in 2003 also includes a tax benefit of $1.4 million reflecting additional refundable income taxes. These refundable taxes, which were collected during the year, resulted primarily from the Company making tax election changes at the time of filing its 2002 Federal Income Tax Return. Also included in the 2003 tax provision is a benefit of $0.1 million representing the impact of reversing a portion of the federal income tax accrual that was no longer required due to the completion of a recent Internal Revenue Service review. As of December 31, 2003, the deferred income tax valuation reserve had a balance of $8.0 million. During March 2002, tax legislation was enacted, which included a provision that allowed pre-tax losses incurred in 2001 and 2002 to be carried back for a period of five years instead of two years. As a result, the Company recorded a tax benefit in the first quarter of 2002 of $3.8 million, which reflected a reduction in the deferred income tax valuation allowance.

Results for 2002 included a charge of $4.7 million reflecting the impact of the Company's adoption of Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), as issued by the FASB in June 2001, which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. This charge represented the write-off of the remaining goodwill reflected on the balance sheet.

The loss from continuing operations before the cumulative effect of the accounting change was $5.3 million, or $0.76 per basic and diluted share, in 2003 compared to income of $5.2 million, or $0.73 per basic and diluted share, in 2002. Income from the discontinued operation in 2003 was $0.8 million or $0.11 per basic and diluted share compared to $1.5 million or $0.21 per basic and diluted share in 2002. In 2003, the net loss was $4.5 million, or $0.65 per basic and diluted share, while in 2002 the net income was $2.0 million, or $0.27 per basic and $0.28 per diluted share.

Financial Condition, Liquidity and Capital Resources

Cash flow generated from operating activities during 2004 was $12.1 million. Of this amount, $7.8 million was generated by continuing operations and $4.3 million by our discontinued operation. Income from continuing operations was a loss of $0.3 million compared to a net loss of $5.3 million in 2003 reflecting increased sales levels and the Company's cost reduction activities. Accounts receivable levels decreased by $6.7 million as the Company accelerated the collection of certain customer receivables utilizing cost effective customer sponsored payment programs administered by financial institutions, which offset the impact of increased receivable balances as a result of higher sales levels. These accelerated collections were done in an effort to offset the continuing trend towards longer customer payment terms by "blue chip" customers, at a cost effective discount rate. The Company expects to continue participating in these programs as long as they are offered at an acceptable discount rate. Inventory levels grew $3.6 million in all segments in order to support the higher sales levels and the sourcing of product from off shore suppliers. Inventory turns approximated the levels achieved last year reflecting management's efforts to balance inventory levels in line with customer service requirements. Accounts payable were reduced by $0.3 million. Accrued expenses rose by $2.4 million due in part to management incentive accruals which were zero a year ago.

In 2003, cash flow from operating activities was $8.7 million. Continuing operations provided $7.8 million and our discontinued operation provided $0.9 million. Accounts receivable levels decreased by $10.5 million as the Company accelerated the collection of certain customer receivables utilizing a cost effective customer sponsored payment program administered by a financial institution. Inventory levels grew by $6.2 million due to the soft market conditions experienced for most of the year, which included a shorter than normal peak selling season for heat exchanger and air conditioning products. In addition, the higher inventory levels reflected the purchase of a competitor's inventory from a major customer during the fourth quarter and the requirement to build inventory in anticipation of new Automotive and Light Truck customer programs which were expected to commence in early

2004. Accounts payable rose by $8.4 million as a result of the growth in inventory levels as well as the Company's efforts to balance payable outflows with cash collections.

During 2002, operations used $7.7 million of cash. Continuing operations used $11.4 million while our discontinued operation generated $3.7 million. Accounts receivable grew by $20.1 million during the period due to higher sales levels (approximately $1 million), extended terms on the new customer business added during the year (approximately $11 million) and an ongoing shift in receivables mix toward longer payment cycles with "blue chip customers" (approximately $9 million). These increases were partially offset by improved collections. Net inventories rose $1.7 million as the Company was unable to offset the higher inventory levels at the end of the third quarter, caused by increased sales, extra purchases of certain difficult-to-obtain inventory and the West Coast dock strike, through cutback actions taken during the fourth quarter. While these cutbacks in production levels and incoming receipts of finished product resulted in a year-over-year improvement in inventory turns, they also resulted in a higher cost of production which adversely impacted results in the first quarter of 2003 as the product was sold. In December 2002, the Company contributed an additional $2.0 million to its pension trust in order to reduce the impact on Shareholders' Equity from the minimum pension adjustment. These outflows were partially offset by funds provided from operations and an increase in accounts payable and accrued liabilities.

Capital expenditures were $4.9 million for 2004, compared with $5.2 million in 2003. Expenditures for 2004 were primarily made to implement new product introductions, cost reductions and computer upgrades in all segments of the business. At December 31, 2004, there are no material outstanding capital commitments. Capital expenditures are estimated to approximate $7.0 to $8.0 million in 2005, which will include expenditures associated with the relocation of the Company's main distribution center from Memphis, Tennessee to Southaven, Mississippi. It is anticipated that these expenditures will either be funded by operations, leasing actions, or from borrowings under the existing revolving credit agreement.

During the third quarter of 2004, in a non-cash transaction, the Company sold $1.6 million of inventory and fixed assets, associated with its condenser product line, at its net book value, to a vendor in return for a reduction in the Company's accounts payable to that vendor and a 24-month supply agreement commencing on January 1, 2005.

On May 1, 2003, the Company completed the sale of its Gando Drive headquarters facility in New Haven, Connecticut and entered into a lease of its currently occupied space used for offices, test facility and tube mill operations. As a result, the Company repaid the $5.0 million Industrial Revenue Bond on the facility, created greater availability of funds under its credit agreement and eliminated an underutilized asset. The gain on the sale of the building, of approximately $1.6 million, is being recognized equally over the six-year initial term of the lease on the facility.

On December 27, 2002, the Company purchased certain assets of Fedco Automotive Components Company ("Fedco") for a cash purchase price of $8.1 million, including transaction costs. Net assets acquired included $4.9 million of receivables, $3.5 million of inventory, $2.1 million of fixed assets, $0.1 million of intangible assets, $1.5 million of accounts payable and accrued liabilities and $1.0 million of accrued severance and relocation costs.

Cash dividends paid to a preferred shareholder were approximately $0.1 million in 2004, 2003 and 2002.

Total debt at the end of 2004 was $44.0 million compared with $50.9 million a year ago. This $6.9 million reduction reflects the utilization of funds generated by operating activities. At December 31, 2004, the Company had $4.5 million available for future borrowings under its Loan Agreement.

In 2003, total debt was lowered by $8.7 million reflecting the pay down of the $5.0 million Industrial Revenue Bond, at the time the Company's headquarters facility was sold, and the utilization of cash flow generated by operations.

During 2002, total debt increased by $21.9 million. These funds were utilized to meet working capital needs, primarily the increase in trade accounts receivable terms and the acquisition of Fedco.

On September 27, 2002, the Company entered into an amendment to its Loan Agreement which provided for a temporary increase in the maximum credit line from $55.0 million to $65.0 million effective July 1, 2002, with scheduled reductions through December 20, 2002 back down to $55.0 million. On November 22, 2002, the Loan Agreement was amended to permanently increase the maximum credit line to $65.0 million. On December 27, 2002, in conjunction with the acquisition of Fedco, the Loan Agreement and the Term Promissory Note with Congress Financial Corporation were amended to permanently increase the maximum credit line to $80 million and extend the credit line through December 27, 2005. In addition, the interest rate was decreased to the prime rate from the prime rate plus 1.5%. The Company also has the option to elect a Eurodollar-based interest rate, which has been decreased from plus 4% to plus 2.5%. The amended Loan and Security Agreement is comprised of a $77.0 million Revolving Credit Facility and a $3.0 million Term Loan. There were no changes to the minimum thresholds for net worth or working capital, which remain at $37.0 million and $55.0 million respectively. On November 19, 2004, Transpro entered into an amendment to its Loan Agreement which increased loan availability by $1.0 million as a result of a reduction in an Availability Reserve contained in the Agreement. In addition, the minimum Adjusted Net Worth requirement under the agreement was increased from $37.0 million to $40.0 million for all periods after September 30, 2004. The increased availability provides the Company with additional flexibility to meet its working capital needs throughout the year.

The future liquidity and ordinary capital needs of the Company in the short term are expected to be met from a combination of cash flows from operations and borrowings under the Loan Agreement. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality in the Automotive and Light Truck segment. In addition, the Company's future cash flow may be impacted by industry trends lengthening customer payment terms. During 2003, the Company began utilizing a customer sponsored program administered by a financial institution in order to accelerate the collection of funds and offset the impact of these lengthening terms. The Company intends to continue utilizing this and other similar programs as long as they are a cost effective tool to accelerate cash flow. The Company believes that its cash flow from operations, together with borrowings under its Loan Agreement, will be adequate to meet its near-term anticipated ordinary capital expenditures and working capital requirements. However, the Company believes that the amount of borrowings available under the Loan Agreement would not be sufficient to meet the capital needs for major growth initiatives, such as significant acquisitions. If the Company were to implement major new growth initiatives, it would have to seek other sources or forms of capital. However, no assurance can be given that the Company would be successful in securing such additional sources or forms of capital.

On March 1, 2005, the Company completed the sale of its Heavy Duty OEM business for $17 million in cash. These proceeds were utilized to lower outstanding borrowings under the revolving credit agreement and increase the amount available for future borrowings.

As a result of the merger with the aftermarket business of Modine, the Company's liquidity will be improved as the assets being acquired will be debt free and the acquired balance sheet will include at least $6.3 million in cash. We presently estimate that the costs of the business realignment and other actions necessary to effectively integrate the business will be funded from cash transferred in the merger, generated by the operations acquired, including cost savings, or result from borrowings under the Company's Loan Agreement.

The following table summarizes the Company's outstanding material contractual obligations as of December 31, 2004 excluding any obligations relating to the Heavy Duty OEM business unit, which was sold on March 1, 2005 (see Note 19 of the Notes to Consolidated Financial Statements contained herein):

	Payments Due by Period
Type of Obligation	Less Than 1 Year		2-3 Years	4-5 Years	Over 5 Years	Total
	(in thousands)
Revolving credit facility(1)	$42,530		$—	$—	$—	$42,530
Term loan	1,275		—	—	—	1,275
Pension plan contribution	2,300	(2)	—	—	—	2,300
Capital lease obligations	99		120	—	—	219
Operating leases	6,400		9,400	8,200	2,100	26,100
Purchase obligations	14,715	(3)	—	—	—	14,715
Total	$67,319		$9,520	$8,200	$2,100	$87,139

(1)	Borrowings classified as a current liability in the Consolidated Balance Sheet included in this Report. Based upon year end borrowing levels and interest rates, annual interest cost would approximate $2.1 million.

(2)	Pension plan contributions reflect expected disbursements in 2005 as calculated by the Company's third-party actuary. Estimated contributions for future years are not currently determinable as they will be impacted by changes in discount rates, pension plan performance and other factors.

(3)	Purchase obligations for goods and services outstanding at the end of the year which normally are consumed over a period of less than 12 months. This is not reflective of total consumption over a 12-month period.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. A company's critical accounting estimates, as set forth by the U.S. Securities and Exchange Commission, are those which are most important to the portrayal of its financial condition and results of operations and often require the utilization of estimates or subjective judgment. Based upon this definition, we have identified the critical accounting estimates addressed below. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available. Actual results may differ from these estimates under different assumptions or conditions. The Company also has other key accounting policies, which involve the use of estimates, which are further described in Note 2, "Summary of Significant Accounting Policies", of the Notes to Consolidated Financial Statements contained herein.

Revenue Recognition.    Sales are recognized either when products are shipped to the customer or when products are received by the customer in accordance with the invoice shipping terms. Sales are recorded net of sales rebates, cash discounts, returns and advertising and other allowances. Accruals for warranty costs, sales returns and allowances are provided at the time of sale based upon historical experience or agreements currently in place with customers. The Company will also accrue for unusual warranty exposures at the time the exposure is identified and quantifiable based upon analyses of expected product failure rates and engineering cost estimates. In connection with multi-year agreements with certain customers, the Company incurs customer acquisition costs which are capitalized and amortized over the life of the agreement. The Company also establishes reserves for uncollectible trade accounts receivable based upon historical experience, anticipated business trends and the current economic conditions. Customer account balances are written off at the time they are deemed fully uncollectible. Changes in our customers' financial condition or other factors could cause our estimates of uncollectible accounts receivable or the amortization periods of customer acquisition costs to vary.

Inventory Valuation.    Inventories are valued at the lower of cost (first-in, first-out method) or market. This requires the Company to make judgments about the likely method of disposition of its inventory and expected recoverable value upon disposition. Inventories are reviewed on a continuing basis, and provisions are also made for slow moving and obsolete inventory based upon estimates of historical or expected usage as well as the expected recoverable value upon disposition.

Impairment of Long-Lived Assets.    In the event that facts and circumstances indicate that the carrying amounts of a business unit's long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows of the business unit, associated with the long-lived assets, would be compared to the asset's carrying amount to determine if a write-down is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value. The estimates used in determining whether an impairment exists involve future cash flows of each business unit, which are based upon expected revenue trends, cost of production and operating expenses.

Income Taxes.    Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that those such assets will not be realized. Changes to the valuation allowance are based on the evaluation of all available evidence supporting the Company's ability to utilize tax benefits prior to their expiration.

Pension Plans.    The Company establishes and periodically reviews the assumptions used in the measurement of its retirement plans. The discount rate will change in relation to increases or decreases in applicable published bond indices. At December 31, 2004, the discount rate was 6%. The return on assets reflects the long-term rate of return on plan assets expected to be realized over a ten year or longer period. As such, it will normally not be adjusted for short-term trends in the stock or bond markets. In addition, the rate of return will reflect the investment allocation currently used to manage the pension portfolio. The Company's pension assumptions currently include a 9% long-term annual rate of return, which is based upon the current portfolio allocation, long-term rates of return for similar investment vehicles and economic and other indicators of future performance. Differences between actual and assumed portfolio performance as well as the impact of changes in discount rates are included in the calculation of the Company's accrued pension costs by a third-party actuary. As the performance of the pension portfolio during 2002 was below the actuarial assumption and the discount rate was reduced by 0.5%, the unrecognized component of accrued pension costs changed from a loss of $1.3 million at December 31, 2001 to a loss of $6.9 million at December 31, 2002. During 2003, the discount rate was again reduced by 0.5%; however, the impact this had on the minimum pension liability was offset by improved performance of the portfolio resulting in an increase in the unrecognized component of accrued pension costs to $7.0 million. The discount rate was again lowered in 2004 by 0.5%; however, this impact was offset by favorable portfolio performance resulting in an increase in the unrecognized component of pension cost to $7.2 million. In the future, this unrecognized loss, along with changes in any of the underlying pension assumptions, and the ongoing performance of the plan assets, will impact future funding requirements, minimum pension liability adjustments and net pension cost amounts. Absent any other changes, a 1% change in the discount rate increases or decreases pension expense by $0.2 million, the pension benefit obligation by $3.1 million and the minimum pension liability adjustment in Shareholders' Equity by $2.9 million.

Loss Reserves.    The Company has other loss exposures such as self-insurance reserves, environmental and litigation for which it determines the need and amount of reserves. Reserves are established using estimates, judgments and consistent methodologies to determine the exposure and ultimate potential liability.

Inflation

The overall impact of the low rate of inflation in recent years has resulted in no significant impact on labor costs and general services utilized by the Company. The principal raw materials used in the Company's replacement radiator and heater core product lines are copper and brass. The Company also requires aluminum for its radiator, charge air cooler, condenser and heater core product lines. Copper, brass, aluminum and other primary metals used in the Company's business are generally subject to commodity pricing and variations in the market prices for such materials. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company typically executes purchase orders for its copper and brass requirements three to nine months prior to the actual delivery date. In periods of abnormally high commodity market prices, the Company will place orders only for its current requirements. In either case, the purchase price for such copper, brass and aluminum is established at the time such orders are placed by the Company and not at the time of delivery.

The Company also manages its metals commodity pricing exposure by attempting to pass through any cost increases to its customers. During 2003 and 2004, commodity prices increased significantly over the prior year. While the Company has been successful in passing through some price increases to customers, in its Automotive and Light Truck segment, it has been unable to do so in total. As a result, the Company has been forced to generate other cost reduction activities in order to offset these impacts. There is no assurance that the Company will be successful in raising prices to its customers in the future nor that it will be able to generate sufficient cost reductions to offset rising commodity prices. The Company currently does not use financial derivatives or other methods to hedge transactions with respect to its metals consumption.

Environmental Matters

The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. On January 27, 2003, the Company signed a Consent Agreement with the State of Connecticut Department of Environmental Protection. Under the agreement the Company will voluntarily initiate the investigation and cleanup of environmental contamination on property occupied by a wholly-owned subsidiary of the Company over 20 years ago. The Company also believes there will not be any material adverse impact to its financial results due to the investigation and cleanup activities. The Company also believes it is reasonably possible that environmental related liabilities might exist with respect to other industrial sites formerly owned or occupied by the Company. Based upon information currently available, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

The Company currently does not anticipate any material adverse effect on its consolidated results of operations, financial condition or competitive position as a result of compliance with Federal, state, local or foreign environmental laws or regulations. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business, and there is no assurance that material environmental liabilities and compliance charges will not arise.

Recently Issued Accounting Standards

In December 2003, the FASB issued Statement No. 132 (Revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits" which replaces the original SFAS 132 and revises employers' financial statement disclosures about pension plans and other postretirement plans. The Company has adopted the applicable provisions of this Statement in its reporting of the financial results for the year ended December 31, 2004.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Company is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2006. The Company does not expect the adoption of this statement to have a material impact on its financial condition or results of operations. In December 2004, the FASB issued a revised SFAS No.

123(R), "Share-Based Payment." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS No. 123(R) as of January 1, 2006. The Company is evaluating the impact of SFAS No. 123(R) and expects that it will record non-cash stock compensation expenses. The ultimate impact on the results of operations is not determinable as it is dependent on the number of options granted after the effective date.

In October, 2004, the American Jobs Creation Act of 2004, also known as the Jobs Creation Act, was signed into law. Among its provisions, the Jobs Creation Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Jobs Creation Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the tax return. The Company is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Jobs Creation Act, the first time the Company could claim the deduction would be in 2005 when it files its next tax return.

Forward-looking Statements and Cautionary Factors

Statements included herein, which are not historical in nature, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future business prospects, revenues, orders, sales and liquidity are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including but not limited to: business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, changes in customer and product mix, failure to obtain new customers, retain existing customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products, changes in interest rates, continued availability under the Company's Loan Agreement and the possibility that the transaction with Modine will not be completed or that the Modine aftermarket business will not be successfully integrated. The forward-looking statements contained in this filing are made as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

The Company is subject to a concentration of credit risk primarily with its trade accounts receivable. The largest concentration is with retail customers in the Company's Automotive and Light Truck segment where six customers comprise 58% of net sales in 2004 and 68% of the outstanding trade accounts receivable balance at December 31, 2004. The loss of one or more of these customers could have a material adverse effect on the Company's results of operations. The Company grants credit to customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are based upon historical experience, customer information and management's expectations of the industry and the overall economy. As of December 31, 2004, the Company had no other significant concentration of credit risk. Certain risks may arise in the various commodity markets in which the Company participates. Commodity prices in the copper, brass and aluminum markets may be subject to changes based on availability. The Company conducts its purchasing of such commodities generally through three to nine month purchase order commitments; however, this practice may be modified in periods of rising prices. See "Raw Materials and Suppliers" in Part I and "Inflation" in Item 7 of the Company's Form 10-K for additional information on commodity purchasing.

Exhibit 99.3

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Transpro, Inc.:

We have audited the accompanying consolidated balance sheet of Transpro, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. We have also audited the information for the year ended December 31, 2004 set forth in the financial statement schedule II included herein. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transpro, Inc. and subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein for the year ended December 31, 2004.

/s/ BDO Seidman, LLP
New York, NY
March 16, 2005, except for Note 19,
which is as of May 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Transpro, Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2003, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for the years ended December 31, 2003 and 2002 present fairly, in all material respects, the financial position of Transpro, Inc. and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein for the years ended December 31, 2003 and December 31, 2002 when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ PricewaterhouseCoopers LLP
Hartford, CT
March 17, 2004, except for Note 19, for
which the date is June 14, 2005

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,
	2004	2003	2002
Net sales	$218,433	$198,862	$198,765
Cost of sales	174,575	164,398	156,311
Gross margin	43,858	34,464	42,454
Selling, general and administrative expenses	39,987	36,183	36,589
Restructuring and other special charges	—	1,490	1,334
Operating income (loss) from continuing operations	3,871	(3,209)	4,531
Interest expense	4,812	3,739	3,744
(Loss) income from continuing operations before taxes and cumulative effect of accounting change	(941)	(6,948)	787
Income tax (benefit)	(621)	(1,641)	(4,413)
(Loss) income from continuing operations before cumulative effect of accounting change	(320)	(5,307)	5,200
Income from discontinued operation, net of $229, $478 and $60 of income tax in 2004, 2003 and 2002	5,498	771	1,459
Cumulative effect of accounting change, net of tax of $0	—	—	(4,671)
Net income (loss)	$5,178	$(4,536)	$1,988
Basic income (loss) per common share:
(Loss) income from continuing operations	$(0.05)	$(0.76)	$0.73
Income from discontinued operation	0.77	0.11	0.21
Cumulative effect of accounting change	—	—	(0.67)
Net income (loss) per common share — basic	$0.72	$(0.65)	$0.27
Diluted income (loss) per common share:
(Loss) income from continuing operations	$(0.05)	$(0.76)	$0.73
Income from discontinued operation	0.77	0.11	0.21
Cumulative effect of accounting change	—	—	(0.66)
Net income (loss) per common share — diluted	$0.72	$(0.65)	$0.28
Weighted average common shares — basic	7,106	7,106	7,001
Weighted average common shares and equivalents — diluted	7,106	7,106	7,121

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$297	$171
Accounts receivable (less allowance of $2,746 and $2,353)	34,680	41,852
Inventories	71,211	68,253
Deferred income taxes	1,490	2,253
Other current assets	2,708	3,579
Current assets of discontinued operation	11,403	7,508
Total current assets	121,789	123,616
Property, plant and equipment, net	16,135	17,984
Long-term assets of discontinued operation	6,565	6,171
Other assets	5,621	9,407
Total assets	$150,110	$157,178
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Revolving credit facility and current portion of long-term debt	$43,904	$49,638
Accounts payable	26,647	28,532
Accrued liabilities	17,704	15,410
Current liabilities of discontinued operation	8,176	7,008
Total current liabilities	96,431	100,588
Long-term debt	120	1,306
Retirement and postretirement obligations	4,896	5,342
Deferred income taxes	620	3,690
Other long-term liabilities	1,208	2,632
Total long-term liabilities	6,844	12,970
Commitments and contingent liabilities
Stockholders' equity
Preferred stock, $.01 par value: Authorized 2,500,000 shares; issued and outstanding as follows:
Series A junior participating preferred stock, $.01 par value:
Authorized 200,000 shares; issued and outstanding — none at December 31, 2004 and 2003	—	—
Series B convertible preferred stock, $.01 par value:
Authorized 30,000 shares; issued and outstanding — 12,781 at December 31, 2004 and 2003 (liquidation preference $1,278)	—	—
Common stock, $.01 par value: Authorized 17,500,000 shares, 7,147,959 shares issued at December 31, 2004 and 2003; 7,106,023 shares outstanding at December 31, 2004 and 2003	71	71
Paid-in capital	55,041	55,041
Accumulated deficit	(1,853)	(6,967)
Accumulated other comprehensive loss	(6,409)	(4,510)
Treasury stock, at cost, 41,936 shares at December 31, 2004 and 2003	(15)	(15)
Total stockholders' equity	46,835	43,620
Total liabilities and stockholders' equity	$150,110	$157,178

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$5,178	$(4,536)	$1,988
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities from continuing operations:
Income from discontinued operation	(5,498)	(771)	(1,459)
Depreciation and amortization	4,707	4,626	3,934
Deferred income taxes	(870)	—	—
Provision for uncollectible accounts receivable	509	499	442
Non-cash restructuring charges	—	68	572
Cumulative effect of accounting change	—	—	4,671
Gain on sale of building	(276)	(181)	—
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable	6,663	10,509	(20,130)
Inventories	(3,596)	(6,215)	(1,688)
Accounts payable	(331)	8,445	1,958
Accrued liabilities	2,129	(152)	1,554
Other	(777)	(4,485)	(3,193)
Net cash provided by (used in) operating activities of continuing operations	7,838	7,807	(11,351)
Net cash provided by discontinued operation	4,255	897	3,654
Net cash provided by (used in) operating activities	12,093	8,704	(7,697)
Cash flows from investing activities:
Capital expenditures by continuing operations	(3,188)	(4,476)	(4,835)
Capital expenditures by discontinued operation	(1,701)	(694)	(723)
Sales and retirements of fixed assets	194	115	225
Net assets of company acquired	—	—	(8,080)
Net proceeds from sale of building	—	5,178	—
Net cash (used in) provided by investing activities	(4,695)	123	(13,413)
Cash flows from financing activities:
Dividends paid	(64)	(64)	(94)
Net (repayments) borrowings under revolving credit facility	(6,068)	(2,695)	22,583
Repayment of Industrial Revenue Bond	—	(5,000)	—
Borrowings under term loan and capitalized lease obligations	—	—	250
Repayments under term loan and capitalized lease obligations	(1,140)	(957)	(900)
Deferred debt issuance costs	—	(71)	(718)
Net cash (used in) provided by financing activities	(7,272)	(8,787)	21,121
Net increase in cash and cash equivalents	126	40	11
Cash and cash equivalents at beginning of year	171	131	120
Cash and cash equivalents at end of year	$297	$171	$131
Non-cash investing and financing activity:
Entered capital lease obligation	$288	$—	$—
Sale of inventory and fixed assets to reduce accounts payable	$1,554	$—	$—
Supplemental disclosure of cash flow information: Cash paid during the period for:
Interest	$3,898	$2,853	$2,851
Income taxes	$452	$331	$413

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock	Preferred Stock	Treasury Stock	Paid-in Capital	(Accumulated Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders' Equity
Balance at December 31, 2001	$70	$—	$(15)	$55,037	$(4,264)	$(1,863)	$48,965
Net income	—	—	—	—	1,988	—	1,988
Adjustment for minimum pension liability	—	—	—	—	—	(2,629)	(2,629)
Comprehensive loss	—	—	—	—	—	—	(641)
Common stock issued (124,134 shares)	1	—	—	4	(5)	—	—
Preferred stock dividends declared	—	—	—	—	(86)	—	(86)
Balance at December 31, 2002	71	—	(15)	55,041	(2,367)	(4,492)	48,238
Net loss	—	—	—	—	(4,536)	—	(4,536)
Adjustment for minimum pension liability	—	—	—	—	—	(18)	(18)
Comprehensive loss	—	—	—	—	—	—	(4,554)
Preferred stock dividends declared	—	—	—	—	(64)	—	(64)
Balance at December 31, 2003	71	—	(15)	55,041	(6,967)	(4,510)	43,620
Net income	—	—	—	—	5,178	—	5,178
Adjustment for minimum pension liability	—	—	—	—	—	(1,899)	(1,899)
Comprehensive income	—	—	—	—	—	—	3,279
Preferred stock dividends declared	—	—	—	—	(64)	—	(64)
Balance at December 31, 2004	$71	$—	$(15)	$55,041	$(1,853)	$(6,409)	$46,835

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1    Description of Business

Transpro, Inc. (the "Company") designs, manufactures and markets heat transfer products (consisting of radiators, radiator cores condensers and heater cores) and temperature control (air conditioning) products (including compressors, accumulators and evaporators) for the automotive and light truck aftermarket. In addition, subsequent to the sale of the Company's Heavy Duty OEM business on March 1, 2005, as described in Note 19, the Company designs, manufactures and distributes heat transfer products (radiators, radiator cores, charge air coolers, charge air cooler cores and oil coolers) for the heavy duty aftermarket.

Note 2    Summary of Significant Accounting Policies

Basis of Consolidation:    The Company's consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated. As a result of the sale of the Company's Heavy Duty OEM business on March 1, 2005, as discussed in Note 19, the accounts of the Heavy Duty OEM business unit have been segregated and are shown in the consolidated financial statements and notes thereto as a discontinued operation.

Cash and Cash Equivalents:    The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash overdrafts if any, are classified as current liabilities. The amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable:    The Company participates in several customer-sponsored payment programs in order to accelerate the collection of outstanding accounts receivable and offset the impact of lengthening customer payment terms. When invoices are submitted to the financial institution designated in each customer program for payment, this is done without recourse. At that the time cash is received, receivables are reduced, and a discounting fee, classified in interest expense on the Consolidated Statement of Operations is recorded. Discounting fee expense for the years ended December 31, 2004, 2003 and 2002 was $1.5 million, $0.4 million and zero, respectively.

Inventories:    Inventories are valued at the lower of cost (first-in, first-out method) or market. Provisions are made for slow moving or obsolete inventory based upon historical usage and management estimates of expected recovery.

Property, Plant and Equipment:    Property, plant and equipment is recorded at cost. Ordinary maintenance and repairs are expensed, while replacements and betterments are capitalized. Land improvements, buildings and machinery are depreciated using the straight-line method over their estimated useful lives which range up to forty years for buildings and between three and ten years for machinery and equipment. Leasehold improvements are amortized over the lease term or the estimated useful lives of the improvements, whichever is shorter. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Company's consolidated statements of operations.

Goodwill:    Goodwill represents the excess of cost over the fair value of assets acquired. In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. As this statement was effective for years beginning after December 15, 2001, the Company adopted SFAS 142 in the first quarter of 2002. As a result of applying the tests included in SFAS 142, the Company determined that there was a transitional impairment loss as the carrying value of the goodwill recorded by its Automotive and Light Truck segment exceeded the fair value of the business. The cumulative effect of this change in accounting principle, in the amount of $4.7 million, has been expensed in the consolidated results of operations for 2002. This write-off had no impact on cash flow from operations. Goodwill amortization was zero in 2004, 2003 and 2002.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Impairment of Long-Lived Assets:    In the event that facts and circumstances indicate that the carrying amounts of a business unit's long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value. There were no asset impairments at December 31, 2004.

Foreign Currency Translation:    The functional currency of the Company's manufacturing operations in Mexico is the U.S. dollar and therefore, any adjustments related to currency transactions are included in results from continuing operations.

Revenue Recognition:    Sales are recognized either when products are shipped to the customer or when they are received by the customer in accordance with the invoice shipping terms. Accruals for warranty costs, sales returns and allowances are provided at the time of sale based upon historical experience and agreements currently in place with certain customers. In conjunction with multi-year agreements with certain customers, the Company incurs customer acquisition costs which are capitalized and amortized, as a reduction of net sales, over the life of the agreement. Delivery charges billed to customers were not significant in 2004, 2003 or 2002. Freight out costs are included in selling, general and administrative expenses and amounted to $5.9 million, $5.0 million and $4.7 million in 2004, 2003 and 2002, respectively.

Advertising Costs:    The Company offers certain customers advertising and marketing allowances as a fixed percentage of sales. These allowances are recorded as a reduction to net sales. In addition, the Company incurs costs to advertise and promote its products. These costs are included in selling, general and administrative expenses as incurred.

Research and Development:    Research and development costs are expensed as incurred and approximated $0.1 million, $0.3 million and $0.0 million in 2004, 2003 and 2002 respectively.

Stock Compensation Costs:    The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the financial statements. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans, consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", the pro forma net income (loss) and earnings (loss) per share for the three years ended December 31, would have been as follows:

	2004	2003	2002
	(in thousands, except per share amounts)
Net income (loss):
As reported	$5,178	$(4,536)	$1,988
Stock based compensation costs	(263)	(240)	(375)
Pro forma	$4,915	$(4,776)	$1,613

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

	2004	2003	2002
	(in thousands, except per share amounts)
Basic net income (loss) per common share:
As reported	$0.72	$(0.65)	$0.27
Pro forma	0.69	(0.68)	0.22
Diluted net income (loss) per common share:
As reported	$0.72	$(0.65)	$0.28
Pro forma	0.69	(0.68)	0.23

Income Taxes:    Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A deferred tax valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that such assets will not be realized.

Concentration of Credit Risk and Availability of Funds: The Company is subject to a concentration of credit risk primarily with its trade accounts receivable. The largest concentration is with retail customers in the Company's Automotive and Light Truck segment where six customers comprise 58% of net sales in 2004. The loss of one or more of these customers could have a material adverse effect on the Company's results of operations. The Company grants credit to customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are based upon historical experience, customer information and management's expectations of the industry and the overall economy. As of December 31, 2004, the Company had no other significant concentrations of credit risk.

The Company's financial statements have been prepared on the basis of continuity of operations and realization of assets and the satisfaction of liabilities in the ordinary course of business. The future liquidity and ordinary capital needs of the Company in the short term are expected to be met from a combination of cash flows from operations and borrowings under the Loan Agreement. The Company's working capital requirements peak during the first and second quarters, reflecting the normal seasonality in the Automotive and Light Truck segment and heavy duty aftermarket business unit. In addition, the Company's future cash flow may be impacted by industry trends lengthening customer payment terms or the extension of customer sponsored payment arrangements. During 2003, the Company began utilizing a customer-sponsored program administered by a financial institution in order to accelerate the collection of receivables and offset the impact of these longer terms. The Company intends to continue utilizing this program as long as it is a cost effective tool to accelerate cash flow and has recently expanded its usage as other customers have made similar programs available. Management believes that cash flow from operations, together with the debt financing described in Note 9 herein, will be adequate to finance ongoing operations. However, management believes that the amount of funds available under the Loan Agreement would not be sufficient to meet the capital needs for major growth initiatives, such as significant acquisitions. If the Company were to implement major new growth initiatives, it would have to seek additional sources of capital. However, no assurance can be given that the Company would be successful in securing such additional sources of capital.

Use of Estimates:    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification:    Certain prior period amounts have been reclassified to conform to the current year presentation.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Note 3    Recent Accounting Pronouncements

In December 2003, the FASB issued Statement No. 132 (Revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits" which replaces the original SFAS 132 and revises employers' financial statement disclosures about pension plans and other postretirement plans. The Company has adopted the applicable provisions of this Statement in its reporting of the financial results for the year ended December 31, 2004.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Company is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2006. The Company does not expect the adoption of this statement to have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS No. 123(R) as of January 1, 2006. The Company is evaluating the impact of SFAS No. 123(R) and expects that it will record non-cash stock compensation expenses. The ultimate impact on the results of operations is not determinable as it is dependent on the number of options granted after the effective date.

In October 2004, the American Jobs Creation Act of 2004, also known as the Jobs Creation Act was signed into law. Among its provisions, the Jobs Creation Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Jobs Creation Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in FASB Staff Position No. 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the tax return. The Company is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Jobs Creation Act, the first time the Company could claim the deduction would be in 2005 when it files its next tax return.

Note 4 Acquisitions

On December 27, 2002, the Company acquired certain assets of Fedco Automotive Components Company ("Fedco"), a wholly owned subsidiary of Tomkins PLC, for a cash purchase price of approximately $8.1 million, including transaction costs. Fedco manufactured copper/brass and aluminum automotive and truck heaters for aftermarket retailers and distributors, as well as specialty original equipment manufacturers. The acquisition was funded using proceeds from the Company's Loan and Security Agreement. The transaction has been accounted for as a purchase from the date of the acquisition.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Note 5    Sale of Building

On May 1, 2003, the Company completed the sale of its headquarters facility in New Haven, Connecticut. In conjunction with the sale, the Company entered into a six-year lease for the office, test lab and tube mill space, which it currently occupies. The proceeds from the sale were used to repay the $5.0 million outstanding balance of the Industrial Revenue Bond ("IRB") on the facility. The gain on the sale of the building, of approximately $1.6 million, will be recognized as income equally over the six-year term of the lease. During 2004 and 2003, the Company recorded a gain of $0.3 million and $0.2 million, respectively, in its results from operations. The minimum lease obligation under the lease agreement is $0.3 million per year or $2.0 million for the full term of the lease.

Note 6    Restructuring and Other Special Charges

During 2003, the Company completed the $7.0 million restructuring program that it had commenced during the third quarter of 2001. The program was designed around business initiatives to improve the Company's operating performance, including the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. The Company also added approximately $0.9 million of new relocation programs in 2003 to include the relocation of Fedco's inventory and machinery (acquired at the end of 2002) to Mexico and salaried headcount reductions made in order to lower overall operating costs. Restructuring and other special charges of $1.5 million and $1.8 million were recorded during 2003 and 2002, respectively. The reserve balance is $0 at December 31, 2004. The remaining reserve balance at December 31, 2003 and 2002 was classified in other accrued liabilities. A summary of these charges is as follows:

	Workforce Related	Facility Consolidation	Asset Write-down	Total
	(in thousands)
Balance at December 31, 2001	$397	$237	$—	$634
Charge to operations	841	503	472	1,816
Cash payments	(763)	(578)	—	(1,341)
Non-cash write-off	—	—	(472)	(472)
Balance at December 31, 2002	475	162	—	637
Charge to operations	922	500	68	1,490
Cash payments	(1,198)	(639)	—	(1,837)
Non-cash write-off	—	—	(68)	(68)
Balance at December 31, 2003	199	23	—	222
Cash payments	(199)	(23)	—	(222)
Balance at December 31, 2004	$—	$—	$—	$—

In 2002, the charges represent the elimination of 31 salaried and hourly positions, primarily within the Heavy Duty and Automotive and Light Truck segments and stay-pay costs, which were earned in the Heavy Duty segment. Charges in 2003 represent the elimination of 82 salaried and hourly positions as a result of the closure of two Heavy Duty Aftermarket plants and salaried headcount reductions, which impacted all segments of the business. Cash payments for severance programs were completed during 2004.

For 2002, facility closure costs of $0.5 million primarily reflect expenses associated with the closure of two Automotive and Light Truck sales branches, the relocation of an aluminum tube mill purchased during the year and the closure of a Heavy Duty plant. In 2003, costs are associated with the closure of two Heavy Duty Aftermarket plants in North Kansas City, Missouri and Phoenix, Arizona, the closure of the Charlotte, North Carolina Automotive and Light Truck branch and the

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

relocation of the Fedco copper/brass inventory and machinery from Buffalo to our existing facility in Mexico. Cash payments were completed during 2004.

During the third quarter of 2002, the Company announced the closure of its underutilized Maquoketa, Iowa, Heavy Duty Aftermarket component parts plant in order to move the manufacturing closer to where the parts are used. As a result, the Company recorded a provision of $0.5 million to reduce the inventory and fixed assets to net realizable value, which was included in cost of sales. The Company also received proceeds of $0.1 million during the second quarter of 2002 from the sale of assets, which had been written off during 2001 in connection with the closure of a California manufacturing plant. In conjunction with the closure of two Heavy Duty Aftermarket plants in 2003, the Company wrote down the related fixed assets and inventory to net realizable value and disposed of the assets.

Note 7    Inventory

Inventory at December 31 consists of the following:

	2004	2003
	(in thousands)
Raw material and component parts	$16,437	$13,754
Work in progress	3	174
Finished goods	54,771	54,325
Total inventory	$71,211	$68,253

Note 8    Property, Plant and Equipment

Property, plant and equipment at December 31 consists of the following:

	2004	2003
	(in thousands)
Leasehold improvements	$1,924	$2,016
Machinery and equipment	46,366	45,655
Property, plant and equipment, gross	48,290	47,671
Accumulated depreciation and amortization	(32,155)	(29,687)
Property, plant and equipment, net	$16,135	$17,984

Note 9    Debt

Debt at December 31 consists of the following:

	2004	2003
	(in thousands)
Revolving credit facility	$42,530	$48,598
Term loan	1,275	2,175
Capitalized lease obligations	219	171
Total debt	44,024	50,944
Less:
Revolving credit facility	42,530	48,598
Current portion of long-term debt	1,374	1,040
Total long-term debt	$120	$1,306

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

The Company entered into a $65.0 million Loan and Security Agreement (the "Loan Agreement") on January 4, 2001 with Congress Financial Corporation (New England) ("Congress"), an affiliate of Wachovia Bank N.A. ("Wachovia"). Proceeds from the Loan Agreement were utilized to repay the then existing revolving credit arrangement with five banking institutions. The Loan Agreement originally provided for collateralized borrowings or the issuance of letters of credit in an aggregate amount not to exceed $65.0 million and was comprised of a $60.0 million Revolving Credit Facility and a $5.0 million Term Loan. The initial term of the Loan Agreement was to expire on January 5, 2004, with annual extensions thereafter at the option of Congress. The Loan Agreement is collateralized by a blanket first security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. Available borrowings under the Revolving Credit Facility are determined by a borrowing base consisting of the Company's eligible accounts receivable and inventory, adjusted by an advance rate. Borrowings under the Revolving Credit Facility are classified as short term in the accompanying consolidated balance sheet. The Term Loan originally was payable in 59 consecutive monthly installments of $75 thousand commencing February 1, 2001, with a balloon payment due on January 5, 2004.

Amounts borrowed under the Loan Agreement initially bore interest at variable rates based, at the Company's option, on either the Eurodollar rate plus a margin of 2.0%, 2.25% or 2.50% depending on the Company's pretax profit performance, or the Wachovia base lending rate. The Loan Agreement contains covenants regarding working capital and net worth and prohibits the payment of common stock dividends.

For the period April 30, 2001 through June 30, 2001, the Company was in default of the net worth covenant contained in the Loan Agreement. Congress waived the default by executing an amendment to the Loan Agreement, which provided that effective July 1, 2001, borrowings bear interest at either 1.5% above the prime rate or 4% in excess of the Eurodollar rate, at the Company's option. On July 30, 2001, the Company entered into an amendment to the Loan Agreement, which lowered the net worth threshold to $63.0 million for periods after July 30, 2001. On November 27, 2001, an amendment was entered into which lowered the maximum borrowing amount under the Loan Agreement from $65.0 million to $55.0 million and lowered the maximum borrowing amount under the revolving credit facility from $60.0 million to $50.0 million. On February 20, 2002, the Company entered into an amendment, which redefined working capital to exclude deferred tax assets, and established the minimum working capital threshold at $53.0 million effective December 31, 2001 through March 31, 2002 and at $55.0 million thereafter. These amendments were entered into in order to correct a violation, which would have occurred under the original wording of the agreement. In order to correct a net worth violation, which would have occurred as a result of recording the tax valuation reserve in 2001, and writing off goodwill in the first quarter of 2002, the Company obtained an amendment, which as of December 31, 2001, lowered the minimum net worth threshold to $37.0 million. On November 22, 2002, the maximum credit line was permanently increased to $65.0 million as a result of an amendment to the Loan Agreement.

On December 27, 2002, the Company entered into an amendment to its Loan Agreement, along with an amendment to its Term Promissory Note. These amendments provide for a permanent increase in the maximum credit line to $80.0 million and an extension of the credit line through December 27, 2005. The expanded credit line is comprised of a Revolving Credit facility of up to $77.0 million and a Term Loan of $3.0 million. The Term Loan is payable in 35 consecutive monthly installments of $75 thousand, commencing on February 1, 2003 with a balloon payment due on December 27, 2005. In addition, the interest rate was decreased to the prime rate from the prime rate plus 1.5%. The Company also has the option to elect a Eurodollar-based interest rate, which has been decreased from plus 4.0% to plus 2.5%. There were no changes to the minimum thresholds for net worth or working capital, which remain at $37 million and $55 million, respectively.

On November 19, 2004, the Company entered into an amendment to its Loan Agreement which increased loan availability by $1.0 million as a result of a reduction in an Availability Reserve

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

contained in the Loan Agreement. In addition, the minimum Adjusted Net Worth requirement, under the agreement, was increased from $37.0 million to $40.0 million for all periods after September 30, 2004. The increased availability provides the Company with additional flexibility to meet its working capital needs throughout the year. At December 31, 2004 and 2003, the interest rate on outstanding borrowings under the Loan Agreement was 4.83% and 4.00%, respectively. The weighted average interest rate during 2004 and 2003 was 4.29% and 4.13%, respectively. Available borrowings under the Revolving Credit facility at December 31, 2004 were $4.5 million.

In addition, the Company had an Industrial Revenue Bond relating to its New Haven, Connecticut facility, which was due in October 2013 and was fully collateralized by letters of credit. The Industrial Revenue Bond bore interest, payable quarterly, at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and approximated 1.40% at December 31, 2002. The average interest rate approximated 1.44% during 2002. This Industrial Revenue Bond was repaid when the building was sold in May 2003.

Capitalized lease obligations relate primarily to computer equipment.

Interest paid during 2004, 2003 and 2002 was $3.9 million, $2.9 million and $2.9 million, respectively.

The Company utilizes letters of credit in the amounts of $4.9 million at December 31, 2004 and 2003 to back certain insurance policies and certain trade purchases.

Minimum future debt repayments, excluding the Revolving Credit facility, will be $1.4 million in 2005 and $0.1 million in 2006.

Note 10    Stockholders' Equity

Stockholder Rights Plan:    On September 14, 1995, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"), under which one Right (the "Right") was issued and distributed for each share of common stock. The Rights Plan was intended to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Each Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $60.00 per one one-hundredth of a share of Series A Preferred Stock subject to adjustment. The description and terms of the Rights were set forth in a Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent.

On April 29, 2004, the Company announced that its Board of Directors approved an amendment of the Company's Shareholders' Rights Agreement to accelerate its expiration date from September 29, 2005 to September 30, 2004. As a result, the Rights Plan was effectively terminated on October 1, 2004.

Preferred Stock:    In connection with the acquisition of Ready-Aire, the Company issued 30,000 shares of Transpro, Inc. Series B Convertible Preferred Stock ("Preferred Stock"). The purchase agreement provided for a potential additional payout for the Ready-Aire acquisition based on the earnings performance of the business for the period January 1, 1999 through December 31, 2000 that would, under certain circumstances, take the form of an increase in the liquidation preference of the Preferred Stock. The holder of the Preferred Stock has disputed the calculation of the payout amount, and the Company is attempting to resolve the differences in accordance with the arbitration provisions of the Ready-Aire stock purchase agreement. Should any adjustment result from this arbitration, the resulting increase in goodwill may be impaired as a result of the provisions of SFAS 142, resulting in a charge to operating income. The Preferred Stock is non-transferable and is entitled to cumulative dividends of 5%. It is convertible into common stock at the rate of 50% on August 1, 2001, an additional 25% on August 1, 2002 and the remaining 25% on August 1, 2003 and is redeemable at the Company's option, thereafter at the liquidation preference at the time of redemption. The Preferred

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Stock is convertible into common stock based upon the liquidation preference and the market value of common stock at the time of conversion, as further defined in the purchase agreement. The aggregate number of shares of common stock to be issued upon conversion of Preferred Stock may not exceed 7% of the total number of shares of common stock outstanding, after giving effect to the conversion. During the month of December 2002, the holder of the Preferred Stock converted 6,139 shares of Preferred Stock $(0.6 million) into 124,134 shares of common stock.

Accumulated Other Comprehensive Loss: Other comprehensive loss pertains to revenues, expenses, gains and losses that are not included in net income (loss), but rather are recorded directly in Stockholders' Equity. For 2004, 2003 and 2002, other comprehensive loss reflects minimum pension liability adjustments. The adjustments for the years ended December 31, were $(1.9) million for 2004, $(18) thousand for 2003; and $(2.6) million for 2002.

Note 11    Retirement and Post-retirement Plans

Retirement Plans:    A majority of the Company's non-union full-time U.S. employees are covered by a cash balance defined benefit plan. Generally, employees become vested in their pension plan benefits after 5 years of employment. The Company also maintains a non-qualified retirement plan to supplement benefits for designated employees whose pension plan benefits are limited by the provisions of the Internal Revenue Code.

The Company has recorded an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. To the extent possible, an intangible asset, representing unrecognized prior service costs, has been recorded to offset the liabilities. The balance of the liability at the end of the period is reported as a separate reduction of Stockholders' Equity.

Pension assets and liabilities associated with the Heavy Duty OEM business unit will remain with the Company after the sale of this business unit in 2005.

Postretirement Plans:    The Company provides healthcare and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The Company accrues for the cost of its postretirement healthcare and life insurance benefits based on actuarially determined costs recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. The Company funds these costs on a pay as you go basis.

Components of net periodic benefit cost for the three years ended December 31 are as follows:

	Retirement Plans			Postretirement Plans
	2004	2003	2002	2004	2003	2002
	(in thousands)
Service cost	$813	$801	$817	$5	$5	$2
Interest cost	1,821	1,824	1,815	31	37	42
Expected return on plan assets	(2,062)	(2,095)	(1,947)	—	—	—
Amortization of net loss (gain)	281	141	94	4	4	(5)
Net periodic benefit cost	853	671	779	40	46	39
Allocated to discontinued operation	395	331	361	—	—	—
Allocated to continuing operations	$458	$340	$418	$40	$46	$39

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

The following tables set forth the plans' combined funded status and amounts recognized in the Company's consolidated balance sheets at the measurement date, December 31:

	Retirement Plans		Postretirement Plans
	2004	2003	2004	2003
	(in thousands)
Change in benefit obligation:
Benefit obligation at January 1	$30,212	$28,793	$526	$584
Service cost	813	801	5	5
Interest cost	1,821	1,824	31	37
Actuarial loss	984	797	18	31
Actual gross benefits paid	(1,511)	(2,003)	(65)	(131)
Benefit obligation at December 31	$32,319	$30,212	$515	$526

	Retirement Plans		Postretirement Plans
	2004	2003	2004	2003
	(in thousands)
Change in plan assets:
Fair value of plan assets at January 1	$21,603	$19,101	$—	$—
Actual return on plan assets	2,612	2,710	—	—
Company contributions	2,756	1,795	65	131
Actual gross benefits paid	(1,511)	(2,003)	(65)	(131)
Fair value of plan assets at December 31	$25,460	$21,603	$—	$—
Reconciliation of funded status:
Funded status at December 31	$(6,859)	$(8,609)	$(515)	$(526)
Unrecognized transition obligation	11	18	—	—
Unrecognized prior service cost	206	425	50	54
Unrecognized net loss	7,175	7,030	43	25
Prepaid (accrued) benefit cost	$533	$(1,136)	$(422)	$(447)
Amounts recognized in statements of financial position:
Long-term pension asset	$791	$2,662	$—	$—
Accrued benefit liability	(6,722)	(8,498)	(422)	(447)
Intangible asset	55	190	—	—
Accumulated other comprehensive loss	6,409	4,510	—	—
Net amount recognized at December 31	$533	$(1,136)	$(422)	$(447)

The assumptions used in the determination of the retirement and postretirement benefit obligation at December 31 are as follows:

	Retirement Plans			Postretirement Plans
	2004	2003	2002	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Salary progression	4.00%	4.00%	4.25%	—	—	—

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

The assumptions used in the determination of the net periodic benefit cost for the retirement and postretirement plans for the years ended December 31 are as follows:

	Retirement Plans			Postretirement Plans
	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Return on assets	9.00%	9.00%	9.00%	—	—	—
Salary progression	4.25%	4.25%	4.00%	—	—	—

The return on assets reflects the long-term rate of return on plan assets expected to be realized over a ten-year or longer period. As such, it will normally not be adjusted for short-term trends in the stock or bond markets. In addition, the rate of return will reflect the investment allocation currently used to manage the pension portfolio. The Company's pension assumptions currently include a 9% long-term annual rate of return, which is based upon the current portfolio allocation, long-term rates of return for similar investment vehicles and economic and other indicators of future performance.

The assumptions used to develop postretirement plan healthcare costs at December 31 are as follows:

	2004	2003	2002
Initial trend rate	9.00%	10.0%	11.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Years to ultimate trend	7	8	9

Assumed healthcare cost trend rates can have an effect on the amounts reported for the healthcare plan. A one-percentage point change in the assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(in thousands)
Effect on total service and interest cost components	$0.1	$(0.1)
Effect on post-retirement benefit obligation	$2.1	$(2.1)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $30.4 million, $30.3 million and $23.5 million as of December 31, 2004 and $24.1 million, $23.9 million and $15.4 million as of December 31, 2003, respectively.

Benefits expected to be paid to participants under the Company's defined benefit pension plans are $2.0 million in 2005, $1.8 million in 2006, $1.9 million in 2007, $2.3 million in 2008, $2.0 million in 2009 and $10.4 million between 2010 and 2014.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Assets of the Company's pension plans and target allocations by category of investment are as follows:

		Percentage of Assets at December 31,
Asset Category	Target Allocation	2004	2003
Equity securities	70%	72%	70%
Debt securities	30%	28%	30%
Other	0%	0%	0%
Total	100%	100%	100%

Equity securities are invested in a combination of U.S. and international investments. The plan assets do not include any shares of the Company's common stock. An outside investment advisor is utilized to manage and act as trustee for the Company's pension plan assets. The Company's strategy is to invest in diverse asset classes to minimize risk and maintain liquidity to ensure adequate asset values to meet ongoing obligations.

It is the Company's policy to make contributions to its qualified retirement plans sufficient to meet the minimum funding requirements of applicable laws and regulations. During 2005, the Company currently estimates that pension contributions will be $2.3 million.

401(k) Investment Plan: Under the Company's 401(k) Plan, substantially all of the Company's non-union employees and certain union employees are eligible to contribute a portion of their salaries into various investment options, which include the Company's common stock. The Company matches a percentage of the amounts contributed by the employees. The Company's matching contributions were approximately $0.4 million in 2004, 2003 and 2002.

Note 12    Stock Compensation Plans

Stock Options:    At December 31, 2004 the Company had two stock option plans under which key employees and directors have been granted options to purchase Transpro common stock. Under the 1995 Stock Plan (the "Stock Plan") options are granted at fair market value on the date of grant and are generally exercisable cumulatively at the rate of 25% one year from the date of grant, 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Options granted under the Stock Plan generally expire ten years from the date of the grant. Awards of restricted stock may also be granted to key employees under the Stock Plan and may be issued in addition to, or in lieu of stock options. The total number of shares of common stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 2004 and 2003, respectively, 544,359 and 432,359 common shares were reserved for stock options and restricted shares granted under the Stock Plan. The Non-Employee Directors Stock Option Plan (the "Directors Plan") provides for the issuance of options at the fair market value of the common stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from the date of grant, 75% after three years from the date of grant and 100% after four years from the date of grant. Options granted under the Directors Plan expire ten years from the date of grant. The total number of shares of common stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares. At December 31, 2004 and 2003, 99,200 common shares were reserved for stock options granted under the Directors Plan.

On July 5, 2001, the Company commenced a tender offer for all outstanding options under the 1995 Stock Plan having an exercise price in excess of $4.00 per share. This did not apply to options outstanding under the Directors Plan. Under the terms of the offer, tendered options would be canceled and exchanged for new options to be granted on or about the first business day, which is six

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

months and one day after the option cancellation date. The number of options granted would be equal to one half of the tendered options for those grants with an exercise price between $4.00 and $6.00 and one-third of the tendered options for those grants with an exercise price greater than $6.00. The tender offer expired on August 2, 2001. Of the options to purchase 116,576 shares available to be tendered, options to purchase 69,176 shares were tendered and have been canceled. Options, which were not tendered, continue with their original terms and conditions. On February 6, 2002, options to purchase 28,614 shares were granted at an exercise price of $3.39 per share to replace the options which had been tendered. Information regarding the Stock Plan and the Directors Plan is as follows:

		Option Price Range
Stock Plan	Number of Options	Low	Weighted Average	High
Outstanding at December 31, 2001	208,500	$2.50	$3.14	$5.88
Granted	243,614	3.39	4.56	4.72
Canceled	(10,255)	3.39	5.21	5.88
Outstanding at December 31, 2002	441,859	2.50	3.88	5.88
Canceled	(9,500)	5.88	5.88	5.88
Outstanding at December 31, 2003	432,359	2.50	3.85	5.88
Granted	112,000	4.51	4.56	5.25
Outstanding at December 31, 2004	544,359	2.50	4.00	5.88
Exercisable at December 31, 2004	278,849	2.50	3.68	5.88

		Option Price Range
Directors Plan	Number of Options	Low	Weighted Average	High
Outstanding at December 31, 2001	88,500	$2.70	$7.84	$11.75
Granted	10,700	4.72	4.72	4.72
Outstanding at December 31, 2002	99,200	2.70	7.50	11.75
Granted	—	—	—	—
Outstanding at December 31, 2003	99,200	2.70	7.50	11.75
Granted	—	—	—	—
Outstanding at December 31, 2004	99,200	2.70	7.50	11.75
Exercisable at December 31, 2004	91,175	2.70	7.81	11.75

Total options exercisable at December 31, 2003 and 2002 were 243,679 and 129,059, respectively.

No options were granted during 2003. The weighted-average grant date fair values of options granted during 2004 and 2002 were $4.56 and $2.77.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Additional information relating to outstanding options under both plans as of December 31, 2004 is as follows:

		Options Outstanding		Options Exercisable
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Term (Years)	Weighted Average Exercise Price	Shares Exercise	Weighted Average Exercisable Price
$2.35 – $3.53	230,559	6.4	$2.98	179,374	$3.00
3.53 – 4.70	105,000	9.2	4.51	—	—
4.70 – 5.88	251,600	7.1	4.81	134,250	4.87
7.05 – 8.23	10,700	2.3	7.75	10,700	7.75
8.23 – 9.40	10,700	1.3	8.38	10,700	8.38
9.40 – 10.58	14,000	0.8	10.00	14,000	10.00
10.58 – 11.75	21,000	0.8	11.17	21,000	11.17

The fair value of each option grant, included in the pro forma disclosure of SFAS 123 in Note 2, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	0%	—	0%
Expected volatility	54.8%	—	55.3%
Risk-free interest rate	4.7%	—	4.9%
Expected life	6 Years	—	6 Years

Restricted Stock:    Restricted stock awards vest four years from the date of the award. Unearned compensation, representing the fair value of the restricted shares at the date of the award, is charged to income over the period. At December 31, 2004, 2003 and 2002, there were no outstanding restricted stock awards.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Note 13    Income Taxes

The (benefit from) provision for income taxes for the three years ended December 31 is as follows:

	2004	2003	2002
	(in thousands)
Current:
Federal	$43	$(1,442)	$(4,624)
Foreign	236	276	292
State and local	199	3	(21)
Total current	478	(1,163)	(4,353)
Deferred:
Federal	1,264	(753)	1,300
State and local	(16)	(326)	307
Valuation allowance	(2,118)	1,079	(1,607)
Total deferred	(870)	—	—
(Benefit from) income taxes	(392)	(1,163)	(4,353)
Provision for income taxes allocated to discontinued operation	229	478	60
(Benefit from) income taxes allocated to continuing operations	$(621)	$(1,641)	$(4,413)

A reconciliation of the (benefit from) provision for income taxes at the Federal statutory rate of 34% to the reported tax (benefit from) income taxes in 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	(in thousands)
Provision (benefit) computed at the Federal statutory rate	$1,627	$(1,938)	$784
State and local income taxes, net of Federal income tax benefit	183	(323)	286
Foreign tax rate differential	63	112	136
Permanent differences	63	55	57
Reduction in tax reserves based on tax review	—	(108)	—
State tax credit adjustment	—	—	(110)
Valuation allowance	(2,118)	1,079	(5,371)
Other	(210)	(40)	(135)
(Benefit from) income taxes	(392)	(1,163)	(4,353)
Provision for income taxes allocated to discontinued operation	229	478	60
(Benefit from) income taxes allocated to continuing operations	$(621)	$(1,641)	$(4,413)

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Significant components of deferred income tax assets and liabilities as of December 31 are as follows:

	2004	2005
	(in thousands)
Deferred tax assets:
Inventories	$—	$558
Pensions	1,935	1,547
Postretirement benefits	172	181
Allowance for bad debts	1,374	1,284
Self insurance reserves	1,021	1,206
Warranty reserves	281	440
Accrued vacation	713	768
Federal and state net operating loss	4,914	4,891
Deferred charges	478	—
Other	386	467
Valuation reserve	(5,843)	(7,961)
Total deferred tax assets	5,431	3,381
Deferred tax liabilities:
Depreciation	(3,649)	(3,114)
Inventories	(23)	—
Other	(889)	(267)
Total deferred tax liabilities	(4,561)	(3,381)
Net deferred tax assets	$870	$—

The Company's federal net operating loss carry forwards at December 31, 2004 of approximately $9.0 million expire through 2024.

During the fourth quarter of 2004, the Company reversed $0.9 million of its tax valuation reserve in anticipation of the gain to be recorded in 2005 resulting from the sale of its Heavy Duty OEM business.

At the time of filing the Company's 2002 tax return, the amount of net operating loss, which could be carried back, was adjusted due to the Company's decision to change its method of tax accounting for several items and the finalization of other amounts which had been previously estimated. These items resulted in additional tax refunds of $1.4 million. As the Company's net deferred tax assets are fully reserved, this refund resulted in a tax benefit which was included in the results of operations for 2003.

During March 2002, tax legislation was enacted which included a provision that allowed pre-tax losses incurred in 2001 and 2002 to be carried back for a period of five years instead of the current two years. As a result, the Company increased its net income in the first quarter of 2002 by approximately $3.8 million, which reflects a reduction in the deferred tax valuation allowance. This amount was received in cash during the second quarter of 2002.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

The earnings of certain foreign subsidiaries, which are immaterial, are considered permanently reinvested in the foreign operations and therefore no provision has been made for U.S. taxes related to these subsidiaries. (Loss) income from continuing operations before taxes from United States and foreign sources for the three years ended December 31 is as follows:

	2004	2003	2002
	(in thousands)
United States	$(1,451)	$(7,430)	$329
Foreign	510	482	458
(Loss) income before taxes	$(941)	$(6,948)	$787

Net income taxes paid (refunded) during 2004, 2003 and 2002 were $0.4 million, $(1.9) million and $(4.8) million, respectively.

Note 14    Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per common share for the years ended December 31:

	2004	2003	2002
	(in thousands, except per share amounts)
Numerator:
(Loss) income from continuing operations	$(320)	$(5,307)	$5,200
Less: preferred stock dividends	(64)	(64)	(86)
(Loss) income from continuing operations (attributable) available to common stockholders	(384)	(5,371)	5,114
Income from discontinued operation	5,498	771	1,459
Cumulative effect of accounting change, net of tax	—	—	(4,671)
Net income (loss) available (attributable) to common stockholders – basic	5,114	(4,600)	1,902
Add back: preferred stock dividend	—	—	86
Net income (loss) available (attributable) to stockholders and assumed conversions – diluted	$5,114	$(4,600)	$1,988
Denominator:
Weighted average common shares – basic	7,106	7,106	7,001
Dilutive effect of stock options	—	—	84
Dilutive effect of Series B Preferred Stock	—	—	36
Weighted average common shares and equivalents – diluted	7,106	7,106	7,121
Basic income (loss) per common share:
Continuing operations	$(0.05)	$(0.76)	$0.73
Discontinued operation	0.77	0.11	0.21
Cumulative effect of accounting change	—	—	(0.67)
Net income (loss) per common share	$0.72	$(0.65)	$0.27
Diluted income (loss) per common share:
Continuing operations	$(0.05)	$(0.76)	$0.73
Discontinued operation	0.77	0.11	0.21
Cumulative effect of accounting change	—	—	(0.66)
Net income (loss) per common share	$0.72	$(0.65)	$0.28

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

The weighted average basic common shares outstanding was used in the calculation of the diluted loss per common share for the years ended December 31, 2004 and 2003 as the use of weighted average diluted common shares outstanding would have an anti-dilutive effect on the loss from continuing operations per share.

There were outstanding options to purchase common stock excluded from the diluted calculation because their exercise price exceeded the average market price of the Company's common stock during the respective earnings periods. The shares excluded and the average market prices were as follows:

	2004	2003	2002
Options	80,300	301,000	83,800
Average market prices	$5.44	$4.35	$4.98

Note 15    Commitments and Contingencie

Leases:    The Company's leases consist primarily of manufacturing and distribution facilities and equipment, which expire between 2005 and 2012. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $4.7 million in 2004, $4.8 million in 2003 and $4.2 million in 2002.

Future minimum annual rental payments under non-cancelable operating leases as of December 31, 2004 were as follows: $6.4 million in 2005, $4.9 million in 2006, $4.5 million in 2007, $4.3 million in 2008 and $3.9 million in 2009 and $2.1 million thereafter. These amounts exclude obligations of the Heavy Duty OEM business unit which was sold on March 1, 2005 (see Note 19).

Insurance:    The Company is self-insured for healthcare, workers compensation, general liability and product liability claims up to predetermined amounts above which third party insurance applies. The Company has reserved approximately $2.8 million and $3.0 million to pay such claims as of December 31, 2004 and 2003, respectively.

Legal Proceedings:    Various legal actions are pending against or involve the Company in the ordinary course of business with respect to such matters as product liability, casualty, environmental and employment-related claims.

Pursuant to an Agreement and Plan of Merger dated July 23, 1998 (the "Purchase Agreement"), the Company acquired from Paul S. Wilhide ("Wilhide") all of the common stock of EVAP, Inc. The consideration for this transaction was a payment of $3 million in cash, the issuance of 30,000 shares of the Company's Series B Convertible Redeemable Preferred Stock (the "Convertible Shares"), and the potential for an "earn-out" payment to Wilhide based on a calculation relating to EVAP's performance during the years 1999 and 2000. There is presently a dispute between the Company and Wilhide relating to the calculation of the earn-out. Wilhide claims that the value of his earn-out is $3.75 million, while the Company believes that Wilhide is not entitled to any earn-out. Under the payout formula in the Purchase Agreement, any earn-out may be payable to Wilhide in cash. The Purchase Agreement includes an arbitration provision and the arbitration is currently proceeding before an arbitrator in Ft. Worth, Texas. While the arbitration schedule has not been finalized, it is anticipated that the arbitration hearing will occur and a decision rendered during 2005. The Company intends to vigorously defend this matter. Depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's consolidated financial position, future operations or cash flows in a particular period. The ultimate outcome at this time, however, is unknown, and any potential loss cannot be estimated.

Environmental Matters:    The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. On January 27, 2003, the Company announced that it had signed a Consent Agreement with the State of Connecticut Department of Environmental Protection. Under the agreement, the Company will voluntarily initiate the investigation and cleanup of environmental contamination on property occupied by a wholly-owned subsidiary of the Company over 20 years ago. The Company believes there will not be a material adverse impact to its financial results due to the investigation and cleanup activities. The Company also does not currently anticipate any material adverse effect on its consolidated results of operations, financial condition or competitive position as a result of compliance with Federal, state, local or foreign environmental laws or regulations. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material environmental liabilities and compliance charges will not arise. The Company also believes it is reasonably possible that environmental-related liabilities might exist with respect to other industrial sites formerly owned or occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, other than amounts already provided, for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Note 16    Business Segments

The Company is organized into two strategic business groups ("SBG") based on the type of customer served — Automotive and Light Truck and Heavy Duty. The Automotive and Light Truck SBG is comprised of a heat exchanger unit and a temperature control unit. The Heavy Duty SBG consists only of an Aftermarket unit after the sale of Transpro's Heavy Duty OEM business unit.

The Automotive and Light Truck strategic business group includes heat transfer products (comprised of complete radiators and radiator cores, condensers and heater cores) and temperature control (air conditioning) products (comprised of compressors and other air conditioning parts) for aftermarket customers. Subsequent to the sale of the Heavy Duty OEM business unit, the Heavy Duty strategic business group provides heat transfer products including radiators, radiator cores, charge air coolers, charge air cooler cores and oil coolers to heavy duty aftermarket customers.

The Company evaluates the performance of its segments and allocates resources accordingly based on operating income (loss) before interest and taxes. Intersegment sales are recorded at cost. Certain other expenses such as information technology, human resources and finance and accounting functions are allocated between segments based on their respective use of shared facilities and resources.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

The tables below set forth information about continuing operations reported segments for the three years ended December 31:

	Consolidated Revenues			Operating Income (Loss)
	2004	2003	2002	2004	2003	2002
	(in thousands)
Trade sales:
Automotive and light truck	$185,331	$167,932	$164,538	$11,428	$3,355	$13,911
Heavy duty	33,102	30,930	34,227	(792)	(1,996)	(3,572)
Inter-segment revenues:
Automotive and light truck	—	—	—	—	—	—
Heavy duty	—	—	—	—	—	—
Elimination of inter-segment revenues	—	—	—	—	—	—
Corporate expenses	—	—	—	(6,765)	(4,568)	(5,808)
Consolidated continuing operations total	$218,433	$198,862	$198,765	$3,871	$(3,209)	$4,531

	Total Assets			Capital Expenditures			Depreciation and Amortization Expense
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Automotive and light truck	$111,567	$120,174	$121,265	$3,365	$4,476	$4,835	$4,026	$4,062	$3,363
Heavy duty	14,951	14,588	15,445	111	—	—	633	468	400
Corporate	5,624	8,737	12,802	—	—	—	48	96	171
Consolidated continuing Operations totals	$132,142	$143,499	$149,512	$3,476	$4,476	$4,835	$4,707	$4,626	$3,934

Restructuring and other special charges included in operating income (loss) for the three years ended December 31 are as follows:

	2004	2003	2002
	(in thousands)
Automotive and light truck	$—	$864	$206
Heavy duty	—	626	1,610
Total restructuring and other special charges	$—	$1,490	$1,816

In 2004, 2003 and 2002 sales to AutoZone accounted for approximately 25%, 23% and 24% of net sales, respectively. In addition, Advance Auto Parts accounted for approximately 17%, 14% and 7% of net sales for 2004, 2003 and 2002 respectively. These sales were in the Automotive and Light Truck segment.

No other customer individually represented more than 10% of net trade sales from continuing operations in any of the years reported. The loss of one of the major automotive and light truck aftermarket customers, indicated above, could have a material adverse effect on the Company's results of operations.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

Trade sales by the Company's product lines for the three years ended December 31 are as follows:

	2004	2003	2002
Heat transfer products	$197,941	$178,917	$178,042
Temperature control products	20,492	19,945	20,723
Trade sales of continuing operations	$218,433	$198,862	$198,765

The principal raw materials used by the Company in its Automotive and Light Truck and Heavy Duty segments are copper, brass and aluminum. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company believes this strategy results in purchasing and operating economies. The Company has not experienced any significant supply problems for these commodities and does not anticipate any significant supply problems in the foreseeable future. Note 17 Quarterly Financial Data (Unaudited)

Note 17    Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	(in thousands, except per share amounts)
Net sales	$49,436	$60,399	$58,004	$50,594
Gross margin	8,817	10,939	13,006	11,096
(Loss) income from continuing operations	(1,384)	(132)	1,397	(201)
Income from discontinued operation	741	935	1,261	2,561
Net (loss) income	$(643)	$803	$2,658	$2,360
Basic (loss) income per common share:
Continuing operations	$(0.20)	$(0.02)	$0.19	$(0.03)
Discontinued operation	0.11	0.13	0.18	0.36
Net (loss) income	$(0.09)	$0.11	$0.37	$0.33
Diluted (loss) income per common share:
Continuing operations	$(0.20)	$(0.02)	$0.19	$(0.03)
Discontinued operation	0.11	0.13	0.17	0.36
Net (loss) income	$(0.09)	$0.11	$0.36	$0.33

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

	Year Ended December 31, 2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	(in thousands, except per share amounts)
Net sales	$46,151	$51,620	$57,637	$43,454
Gross margin	6,746	8,402	12,347	6,969
(Loss) income from continuing operations	(4,259)	(670)	1,728	(2,106)
(Loss) income from discontinued operation	(76)	63	233	551
Net (loss) income	$(4,335)	$(607)	$1,961	$(1,555)
Basic (loss) income per common share:
Continuing operations	$(0.60)	$(0.10)	$0.24	$(0.30)
Discontinued operation	(0.01)	0.01	0.03	0.08
Net (loss) income	$(0.61)	$(0.09)	$0.27	$(0.22)
Diluted (loss) income per common share:
Continuing operations	$(0.60)	$(0.10)	$0.24	$(0.30)
Discontinued operation	(0.01)	0.01	0.03	0.08
Net (loss) income	$(0.61)	$(0.09)	$0.27	$(0.22)

During the fourth quarter of 2004, the Company reversed $0.9 million of its tax valuation reserve in anticipation of the gain to be recorded in 2005 resulting from the sale of its Heavy Duty OEM business, as described in Note 19.

Note 18     Subsequent Event

On February 1, 2005, the Company announced that it had signed definitive agreements providing for the merger of the aftermarket business of Modine Manufacturing Company ("Modine") into Transpro and Modine's acquisition of Transpro's Heavy Duty OEM business unit for $17 million in cash. The parties had announced a letter of intent for the transactions on October 26, 2004. Modine will spin off its aftermarket business on a debt-free basis to its shareholders, and the resulting company will immediately merge into Transpro. Each step of the transaction is expected to be tax free to the shareholders of both companies. Following the merger, current Transpro shareholders will own 48% of the Company, and Modine shareholders will own 52%. The transaction is expected to increase the Company's consolidated annual sales to over $400 million (unaudited) and add manufacturing and distribution locations in the U.S., Europe and Mexico. In addition, the Company will now be focused solely on supplying heating and cooling components and systems to the automotive and heavy duty aftermarkets in North and Central America and Europe. In the merger, Transpro will be the accounting acquirer, and it is expected that negative goodwill will be generated as the net fair value of the assets being acquired will exceed the consideration being issued. This negative goodwill will first be used to write down fixed assets to zero and any remainder will be included in the income statement in the year of the acquisition. The Company expects to record restructuring costs commencing in 2005 in order to obtain synergistic benefits which should be seen within 12 to 18 months.

The merger closing is subject to Transpro shareholder and regulatory approvals and other customary conditions. On February 4, 2005, the Antitrust Division of the Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the merger. It is expected that the merger will close late in the second quarter or early in the third quarter of 2005.

Note 19     Sale of Heavy Duty OEM Business

As described in Note 18 above, in conjunction with the merger agreement, the Company entered into an agreement to sell its Heavy Duty OEM business unit to Modine for $17 million in cash. This transaction was completed on March 1, 2005, and the Company recorded a pre-tax gain of

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (continued)

approximately $6 million (unaudited) in its first quarter 2005 results of operations. The proceeds from the sale of the business were utilized to reduce debt. Operating results of the Heavy Duty OEM business unit for periods prior to the sale have been shown as a discontinued operation in the accompanying Consolidated Financial Statements and Notes thereto.

For the three years ended December 31, summary operating results of the Heavy Duty OEM business unit were as follows:

	2004	2003	2002
	(in thousands)
Net sales	$49,710	$29,842	$31,800
Income before tax	5,727	1,249	1,519
Income from discontinued operation	5,498	771	1,459

Heavy Duty OEM business unit assets included in the accompanying Consolidated Balance Sheet are as follows:

	December 31,
	2004	2003
Accounts receivable, net	$5,812	$4,204
Inventories, net	5,157	3,174
Other current assets	434	130
Current assets of discontinued operation	$11,403	$7,508
Property, plant and equipment	$22,495	$20,923
Accumulated depreciation and amortization	(15,932)	(14,753)
Other assets	2	1
Long-term assets of discontinued operation	$6,565	$6,171
Accounts payable	$6,527	$4,284
Accrued expenses	1,649	2,724
Current liabilities of discontinued operation	$8,176	$7,008

SCHEDULE II

TRANSPRO, INC.
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period(a)	Charged to Costs and Expenses(a)		Write-Offs(a)	Other(a)		Balance at End of Period(a)
	(in thousands)
Year Ended December 31, 2004
Allowance for doubtful accounts	$2,353	$509		$(116)	$—		$2,746
Allowance for excess/slow moving inventory	1,681	2,278		(1,474)	—		2,485
Tax valuation reserve	7,961	(2,118	)(c)	—	—		5,843
Year Ended December 31, 2003
Allowance for doubtful accounts	$2,348	$499		$(494)	$—		$2,353
Allowance for excess/slow moving inventory	3,160	1,450		(2,929)	—		1,681
Tax valuation reserve	6,875	1,079		—	7	(d)	7,961
Year Ended December 31, 2002
Allowance for doubtful accounts	$2,253	$442		$(347)	$—		$2,348
Allowance for excess/slow moving inventory	4,030	2,147		(3,017)	—		3,160
Tax valuation reserve	11,228	(5,371	)(b)	—	1,018	(d)	6,875

(a)	Amounts reflect activity of continuing operations.

(b)	Includes $3,795 recorded as a tax benefit in the first quarter of 2002 due to changes in tax laws.

(c)	Includes $0.9 million reversal resulting from the expected gain from the Heavy Duty OEM business sale in 2005.

(d)	Amount represents change in the valuation allowance and the deferred tax asset resulting from minimum pension liability adjustment included in Shareholders' Equity.

ANNEX J

TRANSPRO, INC.
EQUITY INCENTIVE PLAN

1.    Purposes:    This plan has two purposes:

(a)	To further align the interests of directors and key employees with those of stockholders; and

(b)	To bring Transpro's compensation structures in line with competitive conditions.

2.    Effectiveness:    This plan was initially approved by Transpro's Board of Directors and stockholders and will become operative immediately after the merger of Modine Aftermarket Holdings, Inc. into Transpro (the "Merger").*

3.    Previously Adopted Equity-Based Plans:    No new awards may be granted under Transpro's previously adopted equity-based plans, except with respect to shares relating to awards that are forfeited or cancelled.

4.    Types of Awards Authorized:    (a) The Nominating, Governance and Compensation Committee of Transpro's Board of Directors, or any successor committee (the "Compensation Committee"), may authorize Transpro to grant to employees of Transpro or its subsidiaries and to non-employee directors of Transpro equity-based awards relating to up to [1.4 million]* shares of Transpro common stock, including without limitation:

(i)	Options: Stock options (which may but are not required to be qualified as incentive stock options under Section 422 of the Internal Revenue Code), the term of which may not exceed ten years (except as provided in Section 7);

(ii)	Stock Appreciation Rights: Stock appreciation rights, which may be granted in tandem with any stock option or which may be granted on a free-standing basis with a term of not more than ten years;

(iii)	Restricted Shares or Units: Restricted shares or units, which become non-forfeitable upon the passage of time or the occurrence of other events specified by the Compensation Committee;

(iv)	Performance Shares or Units: Performance-based awards that are payable in shares, units or such other consideration as the Compensation Committee may specify upon the achievement of performance goals established by the Compensation Committee pursuant to Section 9; and

(v)	Other Awards: Stock bonuses, dividend-equivalents and such other awards payable in or determined by reference to shares as the Compensation Committee may determine.

(b)	Each award under this plan will be evidenced by an agreement, resolution or other writing (including in electronic medium) approved by the Compensation Committee fixing the specific terms of the award.

5.    Limitations:    Awards under this plan will be subject to the following limitations:

(a)	Overall Limitation: In no event may more than [1.4 million]* shares in total be issued (in addition to shares issuable pursuant to Section 7 and with shares relating to awards that are forfeited or surrendered being added back);

(b)	Option Limitations: Options awarded under this plan will have such terms as the Compensation Committee may determine, except that:

•	the exercise price for any option may not be less than the fair market value (determined by reference to the closing trading price) for Transpro shares on the date of grant;

*	Assumes that the Merger occurs. If not, effectiveness of plan will occur as of the 2005 annual meeting and share limits will be reduced by 33%.

•	except pursuant to Section 7, no option may have a term longer than ten years from the date of grant; and

•	awards relating to no more than [1.4 million]* shares may be issued pursuant to options qualifying as incentive stock options under Section 422 of the Internal Revenue Code.

(c)	Restricted Share and Restricted Share Units Limitations: No restricted shares or restricted share units may become unrestricted by the passage of time in less than pro rata installments over three years from the date of grant, unless restrictions lapse sooner by virtue of an event specified by the Compensation Committee other than the passage of time.

(d)	Section 162(m) Limitations: No Transpro employee may receive (x) stock options, stock appreciation rights, restricted shares or restricted share units that specify performance goals, performance shares, performance units or other stock-based awards under this plan in any one year relating to more than [200,000]* shares or (y) cash payments in any one year in excess of $[1,000,000].*

(e)	Non-employee Directors. No more than [200,000]* shares, in addition to grants made pursuant to Section 7, may be granted under the plan as awards to non-employee directors.

(f)	No Repricing: The Compensation Committee may not, without further approval of Transpro stockholders, authorize (x) the amendment of any outstanding option to reduce the exercise price of such option or (y) the cancellation of an outstanding option and its replacement with an award having a lower exercise price per share; provided, however, that this Section 5(f) will not limit Transpro's ability to issue the Replacement Options pursuant to Section 7.

6.    Adjustments.    Notwithstanding any other provision of this plan, the Compensation Committee may adjust any of the limitations set forth in Section 5 and the number of common shares covered by any outstanding award as it determines to be equitable in light of any stock split, subdivision of shares or other change in Transpro's capital structure, and may provide in substitution for any or all outstanding awards under this plan such alternative consideration as it may determine to be equitable and the surrender of any awards so replaced (subject to Section 5(f) above).

7.    Awards to Non-employee Directors:    Each non-employee director holding outstanding options under Transpro's 1995 Nonemployee Directors Stock Option Plan that have an exercise price greater than or equal to the closing price of the Transpro common shares on the day before the Merger may elect, by giving written notice to Transpro at any time before the Merger, to have such outstanding options replaced with options under this plan ("Replacement Options"). Effective as of the issuance of the Replacement Options and without further action, the replaced options will be cancelled. The Replacement Options will be subject to Sections 4(b), 5 and 7 of this plan (except as provided herein) and the additional provisions set forth on Annex A.

8.    Administration, Etc.:    This plan will be administered by the Compensation Committee in accordance with regulations that the Compensation Committee may from time to time establish in respect of the plan. Without limiting any other provision of the plan, but subject to the limitations in Section 5, the Compensation Committee will have the power to take or authorize Transpro to take any action contemplated to be taken by Transpro under this plan, including:

(a)	selecting award recipients;

(b)	determining the number of shares and other terms of any award, including where applicable performance goals and performance targets;

(c)	fixing conditions to the exercisability or vesting of any award;

(d)	otherwise approving the form of agreement or evidence providing for any award;

(e)	making all determinations contemplated to be made under this plan or any award agreement or evidence; and

(f)	taking any other action as the Compensation Committee may determine to be appropriate relating to this plan or any award, award agreement or evidence of award.

9.    Additional Section 162(m) Provisions:    The Compensation Committee may (but is not required to) grant an award under the plan that is intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code. The right to receive a performance-based award, other than options and stock appreciation rights granted at not less than fair market value, will be conditioned on the achievement of written performance goals during a specified time period, established by the Compensation Committee at the time the performance-based award is granted. These performance goals and time periods, which may vary from grantee to grantee and award to award, will be based upon the attainment by Transpro or any of its subsidiaries, divisions or departments of specific amounts of, or increases in, one or more of the following, any of which may be measured either in absolute terms or as compared to other companies:     earnings per share, net income, operating margin, return on equity, total stockholder return, revenue, cash flow, net worth, book value, stockholders' equity, market performance, the completion of certain business or capital transactions or other applicable measures.

10.    Term:    Awards may be granted under this plan until the tenth anniversary of the Company's 2005 annual meeting of stockholders.

11.    Termination of the Plan. Termination of this plan will not affect outstanding awards which have been granted prior to such termination, and all unexpired awards will continue in full force and operation after termination of this plan, except as they lapse or terminate by their own terms and conditions, and the terms of this plan will continue to apply to such awards.

12.    Amendments.    The Compensation Committee may at any time and from time to time amend this plan; provided, however, that any amendment that must be approved by Transpro's stockholders in order to comply with applicable law or the rules of the principal national securities exchange on which Transpro's common shares are traded or quoted will not be effective unless and until such approval has been obtained. Subject to Section 5(f), the Compensation Committee may amend the terms of any award previously granted under the plan prospectively or retroactively, but no amendment will impair the rights of any grantee without his or her consent. The Compensation Committee may, in its discretion, terminate the plan at any time. Termination of the plan will not affect the rights of grantees or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

13.    Withholding of Taxes.    To the extent that Transpro is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a grantee or other person under this plan, and the amounts available to Transpro for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the grantee or such other person make arrangements satisfactory to Transpro for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Compensation Committee) may include relinquishment of a portion of such benefit.

14.    Fractional Shares.    No fractional shares will be issued pursuant to awards and any fractional shares resulting from an adjustment pursuant to Section 6 of this plan will be eliminated.

15.    Government Regulations.    This plan, the grant and exercise of awards hereunder and Transpro's obligation to sell or deliver shares of stock pursuant to any such award or exercise will be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or governmental agency as may be required. Transpro will not be required to issue or deliver any shares of its common stock pursuant to this plan prior to (a) the admission of such shares to listing on any stock exchange on which the stock is then listed and (b) the completion of any registration or other qualification of such shares under any state or federal law or rulings or regulations of any governmental body, which Transpro, in its sole discretion, determines to be necessary or advisable.

16.    No Rights.    Neither this plan, nor the granting of an award nor any other action taken pursuant to this plan, will confer upon any grantee of an award any right with respect to continuance of employment or service with Transpro, nor will it interfere in any way with any right Transpro would otherwise have to terminate such grantee's employment or other service at any time.

17.    Compliance with Section 409A of the Code.    To the extent applicable, it is intended that this plan and any grants made under this plan comply with the provisions of Section 409A of the Internal

Revenue Code of 1986, as amended (the "Code"). The plan and any grants made under the plan will be administrated in a manner consistent with this intent, and any provision that would cause the plan or any grant to fail to satisfy Section 409A of the Code will have no force and effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by Transpro without the consent of any participant). Any reference in this plan to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

Annex A to
Transpro, Inc. Equity Incentive Plan

REPLACEMENT OPTIONS

1.    Exercise Price.    The purchase price per share of Transpro common stock for which each Replacement Option is exercisable will be equal to the exercise price of the option under the 1995 Nonemployee Directors Stock Option Plan that such Replacement Option is replacing.

2.    Exercisability.    Pursuant to the terms of the outstanding options being replaced by the Replacement Options, each Replacement Option will be immediately exercisable in full.

3.    Term of Replacement Options.    Subject to Section 4 of this Annex A, each Replacement Option will expire on the later to occur of the third anniversary of the Merger and the date that the option under the 1995 Nonemployee Directors Stock Option Plan that such Replacement Option is replacing would expire. If a non-employee director subsequently becomes an employee of Transpro while remaining a member of Transpro's board of directors, any Replacement Options held by such individual at the time of such commencement of employment will not be affected thereby.

4.    Cessation of Service.    (a) All Replacement Options may be exercised by the optionee until the earlier of (i) the third anniversary of the cessation of service as a director and (ii) the end of the remaining term of such Replacement Options, as determined pursuant to Section 3 of this Annex A (the "Post-Cessation Exercise Period"). If an optionee dies within the Post-Cessation Exercise Period, or if cessation of service is due to such optionee's death, such Replacement Options may be exercised at any time within the Post-Cessation Exercise Period by the optionee's executor or administrator or by his or her distributee to whom such options may have been transferred by will or by the laws of descent and distribution.

(b)    In no event will the period during which an option may be exercised be extended beyond the end of the remaining term of such Replacement Options (as determined pursuant to Section 3 of this Annex A).

5.    Other Terms of the Replacement Options.    Except as set forth in the plan and in this Annex A, all other terms of the Replacement Options will be governed by the terms of the 1995 Nonemployee Directors Stock Option Plan.

J-A-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such an officer or director actually and reasonably incurred.

The registrant's restated certificate of incorporation, as amended, and by-laws provide for indemnification of each officer and director of the registrant to the fullest extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law also empowers corporations to purchase and maintain insurance on behalf of any person who is or was an officer or director of the corporation against liability asserted against or incurred by him in any such capacity, whether or not the corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The registrant has purchased and maintains a directors' and officers' liability policy for such purposes.

Item 21.    Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith or incorporated by reference:

Exhibit No.	Exhibit Description
2.1*	Agreement and Plan of Merger dated as of January 31, 2005 among Modine Manufacturing Company, Modine Aftermarket Holdings, Inc. and Transpro, Inc. (filed as Exhibit 2.1 to Transpro's Current Report on Form 8-K filed on February 1, 2005 and incorporated herein by reference).
2.2*	Letter agreement amending the Agreement and Plan of Merger, dated as of June 16, 2005, among Modine Manufacturing Company, Modine Aftermarket Holdings, Inc. and Transpro, Inc. (filed as Exhibit 2.1 to Transpro's Current Report on Form 8-K filed on June 20, 2005 and incorporated herein by reference).
2.3*	Contribution Agreement dated as of January 31, 2005 among Modine Manufacturing Company, Modine, Inc., Modine Aftermarket Holdings, Inc. and Transpro, Inc. (attached as Annex B to the proxy statement/prospectus-information statement).
3.1	Certificate of Incorporation of Transpro (incorporated by reference to Transpro's Registration Statement on Form S-1 (File No. 33-967700)).
3.2	By-laws of Transpro (incorporated by reference to Transpro's Form 10-Q for the quarter ended September 30, 1998 (File No. 1-13894)).

Exhibit No.	Exhibit Description
3.3	Form of certificate of incorporation of the combined company to be adopted as of the effective time of the merger (attached as Annex E to the proxy statement/prospectus-information statement).
3.4	Form of by-laws of the combined company to be adopted as of the effective time of the merger (attached as Annex F to the proxy statement/prospectus-information statement).
5.1	Opinion of Jones Day regarding the legality of securities being registered.
10.1	OEM Acquisition Agreement, dated as of January 31, 2005, by and between Modine Manufacturing Company and Transpro, Inc. (incorporated by reference to Transpro's Form 8-K filed on February 1, 2005).
10.2	Amendment to OEM Acquisition Agreement, dated as of March 1, 2005, by and between Modine Manufacturing Company and Transpro, Inc. (incorporated by reference to Transpro's Form 8-K filed on March 1, 2005).
16.1	Letter from PricewaterhouseCoopers LLP to the SEC (incorporated by reference to Transpro's Form 8-K filed on August 26, 2004).
23.1	Consent of BDO Seidman, LLP, independent registered public accounting firm for Transpro.
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Transpro.
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants for Modine Aftermarket Holdings.
23.4	Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1).
23.5	Consent of Wachovia Capital Markets, LLC.
24.1	Powers of Attorney of Directors and Officers of Transpro (included on the signature page to this registration statement filed on May 2, 2005).
99.1	Opinion of Wachovia Capital Markets, LLC (attached as Annex C to the proxy statement/prospectus-information statement).
99.2	Form of Proxy Card of Transpro.
99.3**	Form of Tax Sharing Agreement to be entered into by and among Modine Manufacturing Company, Modine Aftermarket Holdings, Inc. and Transpro, Inc.
99.4**	Consent of Director-Nominees.
99.5	Letter from Modine Manufacturing Company to its shareholders.

*	Certain schedules have been omitted. Transpro agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

**	Filed previously.

Item 22.    Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)	That every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, the city of New Haven, state of Connecticut, on June 20, 2005.

TRANSPRO, INC.
By	/s/ CHARLES E. JOHNSON
Charles E. Johnson President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES E. JOHNSON	President, Chief Executive Officer and Director (Principal Executive Officer)	June 20, 2005

Charles E. Johnson

*	Vice President, Treasurer, Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)	June 20, 2005

Richard A. Wisot

*	Chairman and Director	June 20, 2005

Barry R. Banducci

*	Director	June 20, 2005

William J. Abraham, Jr.

*	Director	June 20, 2005

Philip Wm. Colburn

*	Director	June 20, 2005

Paul R. Lederer

*	Director	June 20, 2005

Sharon M. Oster

*	Director	June 20, 2005

F. Alan Smith

*	The undersigned, by signing his or her name hereto, does sign and execute this Amendment No. 1 pursuant to the Powers of Attorney executed by the above-named persons.

By:	/s/ CHARLES E. JOHNSON Charles E. Johnson Attorney-in-fact

EXHIBIT INDEX

(a) The following exhibits are filed herewith or incorporated by reference:

Exhibit No.		Exhibit Description
2.1	*	Agreement and Plan of Merger dated as of January 31, 2005 among Modine Manufacturing Company, Modine Aftermarket Holdings, Inc. and Transpro, Inc. (filed as Exhibit 2.1 to Transpro's Current Report on Form 8-K filed on February 1, 2005 and incorporated herein by reference).
2.2	*	Letter agreement amending the Agreement and Plan of Merger, dated as of June 16, 2005, among Modine Manufacturing Company, Modine Aftermarket Holdings, Inc. and Transpro, Inc. (filed as Exhibit 2.1 to Transpro's Current Report on Form 8-K filed on June 20, 2005 and incorporated herein by reference).
2.3	*	Contribution Agreement dated as of January 31, 2005 among Modine Manufacturing Company, Modine, Inc., Modine Aftermarket Holdings, Inc. and Transpro, Inc. (attached as Annex B to the proxy statement/prospectus-information statement).
3.1		Certificate of Incorporation of Transpro (incorporated by reference to Transpro's Registration Statement on Form S-1 (File No. 33-96770)).
3.2		By-laws of Transpro (incorporated by reference to Transpro's Form 10-Q for the quarter ended September 30, 1998 (File No. 1-13894)).
3.3		Form of certificate of incorporation of the combined company to be adopted as of the effective time of the merger (attached as Annex E to the proxy statement/prospectus-information statement).
3.4		Form of by-laws of the combined company to be adopted as of the effective time of the merger (attached as Annex F to the proxy statement/prospectus-information statement).
5.1		Opinion of Jones Day regarding the legality of securities being registered.
10.1		OEM Acquisition Agreement, dated as of January 31, 2005 by and between Modine Manufacturing Company and Transpro, Inc. (incorporated by reference to Transpro's Form 8-K filed on February 1, 2005).
10.2		Amendment to OEM Acquisition Agreement, dated as of March 1, 2005, by and between Modine Manufacturing Company and Transpro, Inc. (incorporated by reference to Transpro's Form 8-K filed on March 1, 2005).
16.1		Letter from PricewaterhouseCoopers LLP to the SEC (incorporated by reference to Transpro's Form 8-K filed on August 26, 2004).
23.1		Consent of BDO Seidman, LLP, independent registered public accounting firm for Transpro.
23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Transpro.
23.3		Consent of PricewaterhouseCoopers LLP, independent accountants for Modine Aftermarket Holdings.
23.4		Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1).
23.5		Consent of Wachovia Capital Markets, LLC.
24.1		Powers of Attorney of Directors and Officers of Transpro (included on the signature page to this registration statement filed on May 2, 2005).
99.1		Opinion of Wachovia Capital Markets, LLC (attached as Annex C to the proxy statement/prospectus-information statement).
99.2		Form of Proxy Card of Transpro.
99.3	**	Form of Tax Sharing Agreement to be entered into by and among Modine Manufacturing Company, Modine Aftermarket Holdings, Inc. and Transpro, Inc.
99.4	**	Consent of Director-Nominees.
99.5		Letter from Modine Manufacturing Company to its shareholders.

*	Certain schedules have been omitted. Transpro agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

**	Filed previously.